As filed with the U.S. Securities and Exchange Commission on May 6, 2025
Registration No. 333-284787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TUHURA BIOSCIENCES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	2834	99-0360497
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
10500 University Center Dr., Suite 110
Tampa, Florida 33612
Telephone: (813)
875-6600
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James Bianco, M.D.
President and Chief Executive Officer
TuHURA Biosciences, Inc.
10500 University Center Dr., Suite 110
Tampa, Florida 33612
Telephone: (813)
875-6600
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Curt P. Creely, Esq. Garrett F. Bishop, Esq. Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300	Craig W. Philips President and Secretary Kineta, Inc. 7683 SE 27th Street, Suite 481 Mercer Island, WA 98040 (206) 378-0400	Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley Street, Suite 2000 Boston, Massachusetts 02116 (617) 880-2219

Approximate date of commencement of proposed sale of the securities to the public
: As soon as practicable after this registration statement is declared effective.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in
Rule 12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act
Rule 13e-4(i)
(Cross-Border Issuer Tender Offer) ☐
Exchange Act
Rule 14d-1(d)
(Cross-Border Third-Party Tender Offer) ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE U.S. SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION, DATED May 6, 2025

MERGER AGREEMENT PROPOSAL – YOUR VOTE IS VERY IMPORTANT

Dear TuHURA Biosciences, Inc. Stockholders and Kineta, Inc. Stockholders:

On December 11, 2024, TuHURA Biosciences, Inc., a Nevada corporation (“TuHURA”), Hura Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of TuHURA (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of TuHURA (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), Kineta, Inc., a Delaware corporation (the “Company” or “Kineta”) and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta entered into an agreement and plan of merger, as amended on May 5, 2025 and as may be further amended from time to time (the “Merger Agreement”), pursuant to which TuHURA agreed to acquire the Company in a cash and stock transaction through mergers of affiliates of TuHURA with and into Kineta with Kineta surviving the mergers (the “Mergers”). TuHURA stockholders are cordially invited to attend a special meeting of stockholders of TuHURA to be held on [●], virtually via the Internet at [●], at [●], Eastern Time, including any adjournments or postponements thereof (the “TuHURA special meeting”) to consider and vote on a proposal to amend TuHURA’s Articles of Incorporation, as amended, to increase the number of authorized shares of common stock, $0.001 par value per share, of TuHURA (“TuHURA Common Stock”) from 75 million shares to 200 million shares (the “Authorized Share Increase Proposal”) and a proposal (the “Delaware Conversion Proposal”) to approve the reincorporation of TuHURA from Nevada to Delaware (the “Delaware Conversion”). The approval of the Delaware Conversion Proposal is not a condition to the completion of the Mergers, but is being presented to TuHURA stockholders for approval at the TuHURA special meeting. The TuHURA board of directors anticipates that the Delaware Conversion will occur upon the earlier of (i) such time as determined by the TuHURA board of directors following the completion of the Mergers or (ii) in the event that the Mergers are not consummated or the Merger Agreement is terminated in accordance with its terms, at such time as determined by the TUHURA board of directors. Kineta stockholders are cordially invited to attend a special meeting of stockholders of Kineta to be held on [●], virtually via the Internet at [●], at [●], Eastern Time, including any adjournments or postponements thereof (the “Kineta special meeting”, together with the TuHURA special meeting, the “special meetings”) to consider and vote on the proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”) and the proposal to approve, on a non-binding advisory basis, specific compensatory arrangements between Kineta and its named executive officers relating to the Mergers (the “Compensation Proposal”).

If the Mergers are consummated, Kineta stockholders will be entitled to receive , without interest, (x) the number of validly issued, fully paid and non-assessable shares of common stock, $0.001 par value per share, of TuHURA (“TuHURA Common Stock”) (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration and (y) plus an amount in cash equal to the (i) Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right all as described in the Merger Agreement (collectively, the Initial Per Share Stock Consideration, the Delayed Per Share Stock Consideration, the Per Share Cash Consideration and the Disposed Asset Payment Right, the “Merger Consideration”).

The Merger Consideration will not be adjusted in the event of any change in the price of either TuHURA Common Stock or shares of common stock of Kineta, par value $0.001 per share, (the “Kineta Common Stock”) that occurs during the period following the signing of the Merger Agreement and closing of the Mergers as the share value of TuHURA Common Stock included in the calculation of Initial Per Share Stock Consideration and the Delayed Per Share Stock Consideration is fixed at $5.7528 (the “TuHURA Share Value”) pursuant to the terms of the Merger Agreement. However, although the number of shares of TuHURA Common Stock issuable in the transaction will not fluctuate with market prices given that the TuHURA Share Value is fixed, the market value of the Merger Consideration will fluctuate with the price of TuHURA Common Stock given TuHURA Common Stock is traded on the Nasdaq Capital Market.

As part of the Merger Consideration, Kineta stockholders will be entitled to payments of legacy assets not related to the VISTA program through the Disposed Asset Payment Right as Kineta has also entered into three separate agreements to sell its assets as permitted under the Merger Agreement. Kineta has entered into an Asset Purchase Agreement dated February 4, 2025, as may be amended from time to time (the “HCRX Asset Purchase

Agreement”), with HCRX Investments Holdco, L.P. (“HCRX”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the HCRX Asset Purchase Agreement, Kineta will sell to HCRX all of Kineta’s right, title and interest in and to certain out-licensed programs with Merck & Co., Inc. (“Merck”), Genentech, Inc. (“Genentech”) and FAIR Therapeutics, B.V. (“FAIR”) (collectively, the “Partnered Programs”), for a purchase price of $1.00 in cash and the right to receive 72.5% or 45%, as applicable, of any milestone or royalty payments payable to Kineta pursuant to the Partnered Programs for a period not to exceed six years (the “Partnered Programs Asset Sale”). Kineta’s subsidiary, Kineta Chronic Pain, LLC (“Kineta Chronic Pain”), has also entered into an Asset Purchase Agreement dated February 4, 2025, as may be amended from time to time (the “Pacira Asset Purchase Agreement”), with Pacira Pharmaceuticals, Inc. (“Pacira”), pursuant to which, among other things, Kineta Chronic Pain will sell to Pacira all of its right, title and interest in and to the assets and properties related to KCP506, Kineta’s product candidate for pain treatment for a purchase price of $450,000 (the “KCP506 Asset Sale”). Lastly, Kineta entered into a Termination and Mutual Release Agreement, dated January 29, 2025 (the “GigaGen Agreement”), with GigaGen, Inc. (“GigaGen”) to terminate their existing Option and License Agreement (as amended, the “CD27 Agreement”) which grants Kineta certain exclusive license for the CD27 drug program. Among other things, pursuant to the GigaGen Agreement, Kineta assigned all rights to its sole and joint inventions and patents related to the CD27 program back to GigaGen and transferred all related data and regulatory filings (the “CD27 Asset Transfer”). As part of the termination, GigaGen waived all fees accrued, due, or payable by Kineta, totaling $180,000. Both parties released each other from any claims related to the CD27 Agreement and agreed to maintain confidentiality and cooperate in perfecting the transfer of intellectual property. The Partnered Programs Asset Sale, the KCP506 Asset Sale and the CD27 Asset Transfer are collectively referred to as the “Asset Sales.”

Upon completion of the Mergers, Kineta stockholders are expected to hold approximately 7% of the issued and outstanding shares of TuHURA immediately following the completion of the Mergers (see the section “Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Information” for additional information regarding the calculation of stockholder ownership post-Mergers). TuHURA and Kineta will each hold special meetings of their respective stockholders to vote on the proposals necessary to complete the Mergers.

The TuHURA board of directors has unanimously determined that the Mergers are in the best interests of TuHURA; has approved and declared advisable the Merger Agreement, the Mergers and the issuance of shares of TuHURA Common Stock in connection with the Mergers; and recommends that TuHURA stockholders approve the Authorized Share Increase Proposal and Delaware Conversion Proposal.

The Kineta board of directors has unanimously determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Kineta and its stockholders; has approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers and has recommended that Kineta stockholders vote to adopt the Merger Agreement.

We cannot complete the Mergers unless the Authorized Share Increase Proposal is approved by TuHURA stockholders and the Merger Agreement Proposal is approved by Kineta stockholders. Your vote is important. Whether or not you plan to attend the applicable special meeting and regardless of the number of shares you own, your careful consideration of, and vote on, the applicable proposals is important, and you are encouraged to vote promptly. The failure to vote for the Authorized Share Increase Proposal will have the same effect as a vote “AGAINST” the Authorized Share Increase Proposal. The failure to vote for the Merger Agreement Proposal will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement.

The accompanying joint proxy statement/prospectus provides you with important information about the special meetings, the Mergers, and each of the proposals. WE ENCOURAGE YOU TO READ THE ENTIRE DOCUMENT CAREFULLY, IN PARTICULAR THE “RISK FACTORS” SECTION BEGINNING ON PAGE 46 FOR A DISCUSSION OF RISKS RELEVANT TO THE MERGERS.

After reading the accompanying joint proxy statement/prospectus and its annexes, please make sure to vote your shares promptly by completing, signing and dating the accompanying proxy card and returning it in the enclosed prepaid envelope or by voting by telephone or through the Internet by following the instructions on the accompanying proxy card. If you hold shares through an account with a bank, broker, trust or other nominee, please follow the instructions you receive from it to vote your shares.

Thank you in advance for your continued support and your consideration of this matter. We look forward to the successful completion of the Mergers.

Sincerely,	Sincerely,

Dr. James Manuso	Dr. Shawn P. Iadonato
Chairman of the Board of Directors of TuHURA	Chairman of the Board of Directors of Kineta

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Mergers or the TuHURA Common Stock to be issued in the Mergers or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying notices of special meetings of stockholders and joint proxy statement/prospectus are dated [●], 2025, and are first being mailed to the stockholders of TuHURA and Kineta on or about [●], 2025.

TuHURA Biosciences, Inc.

10500 University Center Dr., Suite 110

Tampa, Florida 33612

(813) 875-6600

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [●], 2025

To the Stockholders of TuHURA Biosciences, Inc.:

On December 11, 2024, TuHURA Biosciences, Inc., a Nevada corporation (“TuHURA”), Hura Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of TuHURA (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of TuHURA (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), Kineta, Inc., a Delaware corporation (“Kineta”) and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta entered into an agreement and plan of merger, as amended on May 5, 2025, and as it may be further amended from time to time (the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, the full text of which is incorporated herein by reference and whereby affiliates of TuHURA will merge with and into Kineta with Kineta surviving the mergers (the “Mergers”).

NOTICE IS HEREBY GIVEN that a special meeting in lieu of the annual meeting of the stockholder of TuHURA (the “TuHURA special meeting”) of holders of common stock, $0.001 par value per share, of TuHURA (“TuHURA Common Stock”), will be held on [●], 2025, virtually via the Internet at [●], at [●], Eastern Time in order to obtain the stockholder approvals necessary to complete the Mergers and related matters. You will be able to attend the TuHURA special meeting by visiting [●] (the “TuHURA special meeting website”), and inserting the 16-digit control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of TuHURA Common Stock through an account with a bank, broker, trust or other nominee. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging onto the website listed above and using the control number. We are pleased to notify you of and invite you to the TuHURA special meeting.

At the TuHURA special meeting you will be asked to consider and vote on the following proposals:

1.

to amend the Articles of Incorporation, as amended, of TuHURA to increase the number of authorized shares of TuHURA Common Stock from 75 million shares to 200 million shares (the “Authorized Share Increase Proposal”);

2.	to approve the reincorporation of TuHURA from Nevada to Delaware (the “Delaware Conversion Proposal”);

3.

to elect six directors nominated to service until the 2026 annual meeting of the stockholders and until their successors have been duly elected and qualified, or until their earlier death, resignation or removal (the “Director Election Proposal”);

4.	to approve, on a non-binding advisory basis, the compensation for our named executive officers (the “Executive Compensation Proposal”);

5.	to ratify the appointment of Cherry Bekaert LLP as TuHURA’s independent registered public accounting firm for fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal”);

6	to approve the adjournment of the TuHURA special meeting, if necessary or appropriate, (i) to solicit additional proxies if there are insufficient shares of TuHURA Common Stock represented (either in person or by proxy) and voting to obtain the TuHURA Stockholder Approval or to constitute a quorum necessary to conduct the business of the TuHURA special meeting, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to TuHURA stockholders or (iii) to comply with applicable law (the “TuHURA Adjournment Proposal”); and

7.	to transact such other business as may properly come before the stockholders at the TuHURA special meeting or any adjournment.

Approval of the Delaware Conversion Proposal, the director nominees set forth in the Director Election Proposal, the Executive Compensation Proposal and the Auditor Ratification Proposal are not a condition to the closing of the Mergers. The TuHURA board of directors anticipates that the Delaware Conversion will occur upon the earlier of (i) such time as determined by the TuHURA board of directors following the completion of the Mergers or (ii) in the event that the Mergers are not consummated or the Merger Agreement is terminated in accordance with its terms, at such time as determined by the TuHURA board of directors.

TuHURA will transact no other business at the TuHURA special meeting except such business as may properly be brought before the TuHURA special meeting or any adjournment or postponement thereof. Only holders of record of TuHURA Common Stock at the close of business on [●], 2025, the record date for voting at the TuHURA special meeting (the “Record Date”) are entitled to notice of and to vote at the TuHURA special meeting and any adjournments or postponements thereof.

The TuHURA board of directors has unanimously determined that the Mergers are in the best interests of TuHURA; has approved and declared advisable the Merger Agreement, the Mergers and the issuance of shares of TuHURA Common Stock in connection with the Mergers; and recommends that TuHURA stockholders vote “FOR” each of the proposals outlined above.

Your vote is very important, regardless of the number of shares of TuHURA Common Stock you own. The Mergers cannot be completed unless the Authorized Share Increase is approved by TuHURA stockholders. Assuming a quorum is present, the approval of the Authorized Share Increase Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding.

Whether or not you plan to attend the TuHURA special meeting via the TuHURA special meeting website, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the TuHURA Board of Directors,

Dr. James Manuso

Chairman of the Board

Dated: [●], 2025

Kineta, Inc.

7683 SE 27th Street, Suite 481

Mercer Island, Washington 98040

(203) 378-0400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [●], 2025

To the Stockholders of Kineta, Inc.:

On December 11, 2024, TuHURA Biosciences, Inc., a Nevada corporation (“TuHURA”), Hura Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of TuHURA (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of TuHURA (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), Kineta, Inc., a Delaware corporation (the “Company” or “Kineta”) and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta entered into an agreement and plan of merger, as it may be amended from time to time ( the “Merger Agreement”) a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, the full text of which is incorporated herein by reference and whereby affiliates of TuHURA will merge with and into Kineta with Kineta surviving the mergers (the “Mergers”).

NOTICE IS HEREBY GIVEN that a special meeting (the “Kineta special meeting”) of holders of shares of common stock of Kineta, par value $0.001 per share, (the “Kineta Common Stock”), will be held on [●], 2025, virtually via the Internet at [●], at [●], Eastern Time. You will be able to attend the Kineta special meeting by visiting [●] (the “Kineta special meeting website”), and inserting the 16-digit control number included in your proxy card or voting instruction form provided by your bank, broker, trustee, nominee or other holder of record if you hold your shares of Kineta Common Stock through an account with a bank, broker, trust or other nominee. You will be able to vote your shares of Kineta Common Stock electronically over the Internet and submit questions online during the meeting by logging onto the website listed above and using the control number. We are pleased to notify you of and invite you to the Kineta special meeting.

At the Kineta special meeting you will be asked to consider and vote on the following proposals:

1.	to adopt the Merger Agreement (the “Merger Agreement Proposal”);

2.

to approve, on a non-binding, advisory basis, the Mergers-related compensation that will or may be paid to Kineta’s named executive officers in connection with the transactions contemplated by the Merger Agreement (the “Compensation Proposal”); and

3.

to approve the adjournment of the Kineta special meeting, if necessary or appropriate, (i) to solicit additional proxies if there are insufficient shares of Kineta Common Stock represented (either in person or by proxy) and voting to obtain the Kineta Stockholder Approval or to constitute a quorum necessary to conduct the business of the Kineta special meeting, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Kineta stockholders or (iii) to comply with applicable law (the “Kineta Adjournment Proposal”).

The Kineta board of directors has unanimously determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Kineta and its stockholders; has approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers and has recommended that Kineta stockholders vote “FOR” the Merger Agreement Proposal, “FOR” the Compensation Proposal and “FOR” the Kineta Adjournment Proposal.

Your vote is very important, regardless of the number of shares of Kineta Common Stock you own. The Mergers cannot be completed unless the Merger Agreement is approved by Kineta stockholders. Assuming a quorum is present, the approval of the Merger Agreement Proposal requires the affirmative vote of a majority of the outstanding shares of Kineta Common Stock entitled to vote on the Merger Agreement Proposal.

Whether or not you plan to attend the Kineta special meeting via the Kineta special meeting website, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares of Kineta Common Stock are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Kineta Board of Directors,

Craig W. Philips

President and Secretary

Dated: [●], 2025

ADDITIONAL INFORMATION

Each of TuHURA and Kineta files reports, proxy statements and other information with the SEC as required by the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information about TuHURA and Kineta. Their filings are available for you free of charge to review through the SEC’s website at www.sec.gov. The reports and other information filed by TuHURA and Kineta with the SEC are also available at their respective websites: http://www.tuhurabio.com for TuHURA and http://www.kinetabio.com for Kineta.

You may request copies of this joint proxy statement/prospectus and other information, without charge, by telephone or written request directed to:

For Information Regarding TuHURA:	For Information Regarding Kineta:
TuHURA Biosciences, Inc.	Kineta, Inc.
10500 University Center Dr., Suite 110	7683 SE 27th Street, Suite 481
Tampa, Florida 33612	Mercer Island, WA 98040
(813) 875-6600	(206) 378-0400
Attention: Corporate Secretary	Attention: Corporate Secretary

In order for you to receive timely delivery of the documents in advance of the Kineta special meeting to be held on [●], 2025, or the TuHURA special meeting to be held on [●], 2025, as applicable, you must request the information from TuHURA or Kineta, as applicable, no later than [●], 2025.

The contents of the websites of the SEC, TuHURA, Kineta or any other entity are not being incorporated into this joint proxy statement/prospectus. The information about how you can obtain certain documents at these websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration No. 333-284787) filed with the SEC by TuHURA, with respect to the shares of TuHURA Common Stock to be issued to Kineta stockholders pursuant to the Merger Agreement. This joint proxy statement/prospectus is part of that registration statement and constitutes a prospectus of TuHURA under Section 5 of the Securities Act with respect to the TuHURA Common Stock, in addition to being a joint proxy statement of TuHURA and Kineta under Section 14(a) of the Exchange Act and notices of meetings with respect to each of the TuHURA and Kineta special meetings.

TuHURA has supplied all information contained in this joint proxy statement/prospectus relating to TuHURA and Merger Subs, and Kineta has supplied all such information relating to Kineta. TuHURA and Kineta have both contributed to the information related to the Mergers contained in this joint proxy statement/prospectus.

You should rely only on the information contained in this joint proxy statement/prospectus. TuHURA and Kineta have not authorized anyone to provide you with information that is different from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [●], 2025, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Neither the mailing of this joint proxy statement/prospectus to TuHURA or Kineta stockholders nor the issuance by TuHURA of shares of TuHURA Common Stock pursuant to the Merger Agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

(continued)

ii

FREQUENTLY USED TERMS

Unless otherwise indicated or the context requires otherwise, when used in this joint proxy statement/prospectus:

•

“2023 Company Warrants” refers to any warrants to purchase shares of Kineta Common Stock issued by the Company during 2023, pursuant to warrant agreements entered into between the Company and the respective warrant holder;

•	“acceptable confidentiality agreement” has the meaning ascribed to it in “The Merger Agreement—No Solicitation by Kineta – Fiduciary Exception”;

•

“Acquisition Proposal” refers to any inquiry, proposal or offer from any Person or group of Persons other than TuHURA or one of its subsidiaries for (i) a merger, reorganization, consolidation, tender offer, exchange offer, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole (for the twelve (12) month period ending on the last day of the Company’s most recently completed fiscal quarter) or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the Mergers and the other transactions contemplated by the Merger Agreement, other than any inquiry, proposal or offer relating to a Permitted Asset Disposition;

•	“Adverse Recommendation Change” has the meaning ascribed to it the section “The Merger Agreement—No Solicitation by Kineta – Fiduciary Exception”;

•

“Annual Meeting Proposals” means the Director Election Proposal, Executive Compensation Proposal and the Auditor Ratification Proposal to be voted on at the TuHURA special meeting in lieu of an annual meeting;

•	“Affiliates” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

•

“Asset Sales” refers to the sales of Kineta’s assets (which may not relate to the assets associated with, derived from or relating to KVA12123) pursuant to the HCRX Asset Purchase Agreement, Pacira Asset Purchase Agreement and GigaGen Agreement;

•

“Auditor Ratification Proposal” means the proposal at TuHURA’s special meeting to ratify the appointment of Cherry Bekaert LLP as TuHURA’s independent registered public accounting firm for fiscal year ending December 31, 2025;

•	“Authorized Share Increase” refers to an increase in the number of authorized shares of TuHURA Common Stock from 75 million shares to 200 million shares of TuHURA Common Stock;

•	“Authorized Share Increase Proposal” refers to the proposal at the TuHURA special meeting to approve the Authorized Share Increase;

•	“Book-Entry Shares” refers to uncertificated shares of Kineta Common Stock represented by book entry;

•	“Business Day” refers to the meaning given such term pursuant to Rule 14d 1(g) under the Exchange Act;

•

“Cash and Cash Equivalents” refers to cash and investment securities with original maturities of ninety (90) days or less determined in accordance with U.S. GAAP, but excluding restricted cash, if any, using, to the extent consistent therewith, the policies, conventions, methodologies and procedures used by the Company in preparing its unaudited financial statements. For the avoidance of doubt, (i) cash shall be increased by the amount of deposits or other payments received by the Company but not yet credited to the bank accounts of the Company, and (ii) cash shall be reduced by the amount of any outstanding checks or other payments issued by the Company but not yet deducted from the bank accounts of the Company;

•

“CD27 Agreement” refers to that certain Option and License Agreement, dated June 9, 2021, by and between Kineta and GigaGen, as amended by that certain First Amendment to Option and License Agreement, dated July 31, 2022, as further amended by that certain Second Amendment to Option and License Agreement, dated December 21, 2022, as further amended by that certain Third Amendment to Option and License Agreement, dated May 25, 2023, pursuant to which GigaGen granted to Kineta an exclusive option and license to develop, manufacture and commercialize certain antibodies targeting CD27;

•	“CD27 Asset Transfer” refers to the assignment and transfer of Kineta’s assets related to CD27 pursuant to the GigaGen Agreement;

•	“Certificates of Mergers” refers to the certificates of merger to filed with the Delaware Secretary of State to effect the Mergers;

•	“Change in Control Protection Period” refers to three (3) months immediately prior to and the twelve (12) months following the consummation of a change in control;

•	“Closing” refers to the completion of the Mergers and the transactions contemplated by the Merger Agreement;

•

“Closing Adjusted Cash Consideration” refers to a dollar amount equal to (i) Twelve Million Dollars ($12,000,000), minus (ii) Five Million Dollars ($5,000,000) relating to TuHURA’s exclusivity payment under the Exclusivity Agreement, minus (iii) Three Hundred Thousand Dollars ($300,000) relating to TuHURA’s extension payment under the Exclusivity Agreement, minus (iv) Six Hundred Ninety-Five Thousand Dollars ($695,000) (relating to advances already made by TuHURA), minus (v) the Loaned Amount, if any, plus (vi) the Estimated Net Working Capital Surplus, if any, minus (vii) the Estimated Net Working Capital Deficit, if any;

•	“Closing Cash and Cash Equivalents” refers to the aggregate amount of all Cash and Cash Equivalents of the Company as of 12:01 a.m. Eastern Time on the Closing Date;

•	“Closing Date” refers to the date on which the Closing occurs;

•	“Closing Liabilities and Debt” refers to aggregate amount of all Liabilities and Debt of the Company as of 12:01 a.m. Eastern Time on the Closing Date;

•	“Closing Net Working Capital Amount” refers to the Net Working Capital Amount as of 12:01 a.m. Eastern Time on the Closing Date;

•	“COBRA” refers to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“Company” refers to Kineta, as the context requires;

•

“Compensation Proposal” refers to the proposal for Kineta stockholders to approve on a non-binding advisory basis, the Mergers-related executive officer compensation payments that will or may be paid by Kineta to its named executive officers in connection with the Mergers;

•

“Concurrent Investment” refers to the financing event by TuHURA after the date hereof which results in gross proceeds to TuHURA in an amount no less than Twenty Million Dollars ($20,000,000) which gross proceeds shall have been received by TuHURA, or will be received by TuHURA substantially simultaneously with the Closing;

•	“Court of Chancery” refers to the Court of Chancery of the State of Delaware;

•	“CTF Agreement” has the meaning ascribed to it in “Certain Material Contracts”;

•	“Deficit Cash Consideration” refers to if and only if the Closing Adjusted Cash Consideration is less than Zero Dollars ($0), the Closing Adjusted Cash Consideration in absolute value;

•	“Delaware Bylaws” refers to the bylaws of TuHURA as a Delaware corporation if the Delaware Conversion is approved by the TuHURA stockholders, in the form attached as Annex H;

•	“Delaware Charter” refers to the certificate of incorporation of TuHURA as a Delaware corporation if the Delaware Conversion is approved by the TuHURA stockholders, in the form attached as Annex G;

•

“Delaware Certificate of Conversion” refers to the TuHURA certificate of conversion filed with the Secretary of Delaware Secretary of State to effectuate the Delaware Conversion, in the form attached as Annex F;

•	“Delaware Conversion” refers to the reincorporation of TuHURA from Nevada to Delaware;

•	“Delaware Conversion Proposal” refers to the proposal for TuHURA stockholders to approve of the Delaware Conversion;

•	“Delaware Secretary of State” refers to the Secretary of State of the State of Delaware;

•	“Delayed Per Share Stock Consideration” refers to quotient of (i) the Kineta Delayed Share Consideration divided by (ii) the Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places;

•

“Delayed Net Working Capital Amount” refers to, if the Closing Net Working Capital results in a deficit (e.g., the Closing Net Working Capital is less than the Targeted Net Working Capital) and that deficit is greater than Six Million Dollars ($6,000,000), the difference between the Closing Net Working Capital and Six Million Dollars ($6,000,000);

•	“DGCL” refers to the General Corporation Law of the State of Delaware;

•

“Disposed Asset Payment Right” means any cash payments received by the Company in connection with any Permitted Asset Disposition (which may not relate to the Program Assets) received from the Closing Date of the Mergers until the third-year anniversary thereof, extended up to a period of six years in aggregate after the Closing Date;

•

“Director Election Proposal” means the proposal at TuHURA’s special meeting to elect the six directors nominated to service until the 2026 annual meeting of the stockholders and until their successors have been duly elected and qualified, or until their earlier death, resignation or removal;

•

“Dissenting Shares” refers to shares of Kineta Common Stock that are held by any holder who is entitled to demand and properly demands appraisal of such shares of Kineta Common Stock of pursuant to, and in compliance with, Section 262 of the DGCL;

•	“DLLCA” refers to the Delaware Limited Liability Company Act;

•

“Effective Time” refers to the date and time when the First Certificate of Merger is filed with respect to the First Merger in accordance with the relevant provisions of DGCL with the Delaware Secretary of State or at such other date or time as TuHURA and the Company shall agree in writing and shall specify in the First Certificate of Merger;

•	“End Date” refers to June 30, 2025, subject to possible extension as provided by the Merger Agreement;

•

“Estimated Net Working Capital Amount” refers to the estimated Closing Net Working Capital Amount calculated by Kineta prior to the Closing pursuant to the terms and conditions of the Merger Agreement;

•	“Estimated Net Working Capital Deficit” refers to the deficit between the Estimated Net Working Capital Amount and the Targeted Net Working Capital Amount;

•	“Estimated Net Working Capital Surplus” refers to the surplus between the Estimated Net Working Capital Amount and the Targeted Net Working Capital Amount;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Exchange Agent” refers to a bank or trust company appointed by TuHURA at the Effective Time and reasonably acceptable to Kineta;

•	“Excluded Shares” refers to, collectively, shares of Kineta Common Stock held in the treasury of the Company or owned, directly or indirectly, by TuHURA or Merger Subs immediately prior to the

Effective Time (in each case, other than any such shares of Kineta Common Stock held on behalf of third parties);

•	“Exclusivity Agreement” refers to the exclusivity and right of first offer agreement between TuHURA Biosciences, Inc., a Delaware corporation and the Company, dated as of July 3, 2024;

•

“Exclusivity Payments” refers to (i) Five Million Dollars ($5,000,000) relating to TuHURA’s exclusivity payment under the Exclusivity Agreement and (ii) Three Hundred Thousand Dollars ($300,000) relating to TuHURA’s extension payment under the Exclusivity Agreement;

•	“Executive Compensation Proposal” means the proposal at TuHURA’s special meeting to approve, on a non-binding advisory basis, the compensation for TuHURA’s named executive officers.

•	“First Amendment” refers to the First Amendment to Agreement and Plan of Merger, dated May 5, 2025, by and among TuHURA, the Merger Subs, Kineta and the Stockholders Representative;

•	“First Certificate of Merger” refers to the certificate of merger filed with respect to the First Merger in accordance with the relevant provisions of DGCL;

•	“First Merger” refers to the merger of Merger Sub I with and into the Company with the Company being the surviving corporation of the merger;

•	“GigaGen” refers to GigaGen, Inc.;

•

“GigaGen Agreement” refers to the Termination and Mutual Release Agreement dated January 29, 2025, by and between Kineta and GigaGen, pursuant to which, among other things, Kineta agreed to assign to GigaGen Kineta’s right, title and interest in and to Kineta’s solely owned and jointly owned patents and intellectual property from Kineta’s CD27 program and to transfer to GigaGen all information owned, controlled and maintained in respect of Kineta’s CD27 program, and each party agreed to release the other party from any and all obligations under the CD27 Agreement;

•	“HCRX” refers to HCRX Investments Holdco, L.P.;

•

“HCRX Asset Purchase Agreement” refers to the asset purchase agreement by and between Kineta and HCRX dated February 4, 2025, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the HCRX Asset Purchase Agreement, Kineta will sell to HCRX all of Kineta’s right, title and interest in and to the Partnered Programs, for a purchase price of $1.00 in cash and the right to receive 72.5% or 45%, as applicable, of any milestone or royalty payments payable to Kineta pursuant to the Partnered Programs for a period not to exceed six years;

•

“Holdback Liabilities Amount” refers to the sum of (i) any and all losses incurred or accrued from the Closing Date through the six (6) month anniversary of the Closing Date resulting from a breach of the no undisclosed liabilities representation and warranty; provided, however, that in determining whether any breach has occurred and in determining the amount of losses arising from any breach of, the terms “material,” “Material Adverse Effect” and words of similar import shall be disregarded and given no effect plus (ii) any and all losses incurred or accrued from the Closing Date through the six (6) month anniversary of the Closing and any estimated losses to be incurred in connection with any of the matters discussed in the covenant regarding stockholder litigation as reasonably determined or estimated by TuHURA, including any reasonable attorneys’ fees and disbursements;

•

“In-the-Money Company Stock Option” means a Kineta Stock Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and has a per share exercise price that is $0.64 or less;

•	“Initial Per Share Stock Consideration” refers to the quotient of (i) the Initial Share Consideration divided by (ii) Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places;

•

“Initial Share Consideration” means the number of shares of TuHURA Common Stock equal to the quotient of (i) the difference of (A) Sixteen Million Five Hundred Thousand Dollars ($16,500,000) minus (B) the Deficit Cash Consideration, if any, divided by (ii) the TuHURA Share Value, rounded down to the nearest whole share;

•	“Intended Tax Treatment” has the meaning ascribed to it in “Material U.S. Federal Income Tax Consequences of the Mergers”;

•

“KCP506 Asset Sale” refers to the sale of Kineta’s asset and properties related to KCP506, a product cadidate developed by Kineta for the treatment of pain, to Pacira pursuant to the Pacira Asset Purchase Agreement;

•	“Kineta” means Kineta, Inc., a Delaware corporation;

•	“Kineta Chronic Pain” refers to Kineta Chronic Pain, LLC;

•

“Kineta Adjournment Proposal” refers to the proposal for Kineta stockholders to approve the adjournment of the Kineta special meeting, if necessary or appropriate, (i) to solicit additional proxies if there are insufficient shares of Kineta Common Stock represented (either in person or by proxy) and voting to obtain the Kineta Stockholder Approval or to constitute a quorum necessary to conduct the business of the Kineta special meeting, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Kineta stockholders or (iii) to comply with applicable law;

•	“Kineta Board of Directors” refers to the board of directors of Kineta;

•	“Kineta Bylaws” refers to the Fourth Amended and Restated By-Laws of Kineta;

•	“Kineta Charter” refers to the Fifth Amended and Restated Certificate of Incorporation of Kineta, as amended;

•	“Kineta Common Stock” refers to the common stock, $0.001 par value per share, of Kineta;

•

“Kineta Delayed Share Consideration” refers to the number of shares of TuHURA Common Stock equal to the quotient of (i) the difference of (A) Six Million Five Hundred Thousand Dollars ($6,500,000), minus (B) the Holdback Liabilities Amount (as defined in the Merger Agreement), if any, minus (C) Delayed Net Working Capital Amount, if any, divided by (ii) the TuHURA Share Value, rounded down to the nearest whole share; provided, however, in no event shall the Kineta Delayed Share Consideration be less than zero;

•

“Kineta Fully Diluted Common Stock” refers to (i) the aggregate number of shares of Kineta Common Stock issued and outstanding immediately prior to the Effective Time plus (ii) the aggregate number of Kineta Common Stock issuable upon the exercise in full of all In-The-Money Company Stock Options that are outstanding and unexercised as of immediately prior to the Effective Time , if any, but avoiding duplication for any In-the-Money Company Stock Options exercised prior to the Effective Time in accordance with an Optionholder Treatment Agreement, plus (iii) the aggregate number of shares of Kineta Common Stock issuable upon the exercise in full of Pre-2023 Company Warrants that are outstanding and unexercised as of the Effective Time, plus (iv) the aggregate number of shares of Kineta Common Stock issuable upon the exercise in full of all 2023 Company Warrants that are outstanding and unexercised as of immediately after to the Effective Time, unless otherwise agreed to between the holders of the 2023 Company Warrants and the Company pursuant to Warrrantholder Treatment Agreement prior to the Effective Time and minus (v) the aggregate number of shares of Kineta Common Stock, if any, to be canceled at the Effective Time pursuant to the Merger Agreement;

•	“Kineta Stock Options” refers to each option to purchase Kineta Common Stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time;

•	“Kineta Stockholder Approval” refers to the affirmative vote of the holders of a majority of the shares of Kineta Common Stock outstanding on the Record Date for the Kineta special meeting;

•

“Kineta Support Agreement” refers to Stockholder Support Agreement, dated as of December 11, 2024, by and among TuHURA, Kineta, and Kineta’s directors and officers and each of their Affiliates which hold shares of Kineta Common Stock;

•	“Kineta Warrants” refers to collectively, the Pre-2023 Company Warrants and the 2023 Company Warrants;

•

“Liabilities and Debt” refers to both the current and long-term portions of any liabilities, debt, amount owed, without duplication, that would be required to be included on the Company’s unaudited balance sheet as of the Closing Date, including, but not limited to (i) borrowed money, extensions of credit, purchase money financing, and capitalized lease obligations or for the deferred purchase price of property or services, (ii) all obligations for the reimbursement of any obligor for amounts drawn on any outstanding letters of credit, (iii) all obligations evidenced by a note, bond, debenture or similar instrument, (iv) deferred compensation owed to current or former employees of the Company, (v) all unpaid tax liabilities of the Company attributable to any tax period occurring before the Closing Date and accrued in accordance with the Company’s ordinary course methods of determining its taxes as of the Closing Date (unless otherwise required by applicable law), (vi) accounts payable, (vii) accrued expenses and other current liabilities to the extent not already included above and (viii) all accrued and unpaid interest, fees, expenses, prepayment penalties or premiums on, or any guarantees or other contingent liabilities with respect to, any of the obligations referred to in the foregoing clauses (i) through (vii); provided, however, the Exclusivity Payments and the payments of the charges and expenses incurred by TuHURA or the Surviving Company, including those of the Exchange Agent, in connection with the exchange of shares of Kineta Common Stock for Merger Consideration shall not constitute “Liabilities and Debt”;

•	“License Receivables” means, collectively, all amounts actually paid to and received by HCRX (as assignee of Kineta) for the Partnered Programs;

•

“Loaned Amount” means all principal and interest outstanding under any loan between TuHURA and its Affiliates, on the one hand, and Kineta and its affiliates, on the other hand, consisting of (i) $250,000 that was previously advanced by TuHURA to Kineta, (ii) $250,000 to be advanced by TuHURA to Kineta on or before May 15, 2025, and (iii) $250,000 to be advanced by TuHURA to Kineta on or before June 3, 2025 (with the advance in foregoing clause (iii) being contingent upon TuHURA’s receipt of (A) proceeds from the Concurrent Investment or (B) proceeds from TuHURA stockholder warrant exercise payments due on May 30, 2025), in each case, for any expenses incurred by Kineta in the ordinary course of business or expenses incurred in connection with the Program Assets and approved by TuHURA, and such amount shall be paid by TuHURA to Kineta no later than five (5) Business Days after the request is made (and invoice or proof of expense is provided to TuHURA) as long as no event of default has occurred and is continuing under the Merger Agreement as of the date of such request and so long as the parties hereto are then still working in good faith toward a Closing;

•	“Lock-Up Agreement” has the meaning ascribed to it in “Certain Material Contracts”;

•	“Material Adverse Effect” has the meaning ascribed to it in “The Merger Agreement—Representations and Warranties”;

•	“Mergers” refers to collectively, the First Merger and the Second Merger;

•

“Merger Agreement” refers to that certain Agreement and Plan of Merger, dated December 11, 2024, as amended by the First Amendment, by and among TuHURA, the Merger Subs, Kineta and the Stockholders Representative, as it may be further amended from time to time;

•	“Merger Agreement Proposal” refers to the proposal for the Kineta stockholders to adopt the Merger Agreement;

•

“Merger Consideration” refers to (x) the number of validly issued, fully paid and non-assessable shares of TuHURA Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth herein) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration and (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right;

•

“Merger Subs” refers to Hura Merger Sub I, a Delaware corporation and a wholly-owned subsidiary of TuHURA and Hura Merger Sub II, a Delaware limited liability company and a wholly-owned subsidiary of TuHURA;

•	“Nasdaq” refers to The Nasdaq Capital Market;

•

“Net Working Capital Amount” (which can be positive or negative) refers to the difference of (A) Closing Cash and Cash Equivalents, plus (B) the $322,993.56 in prepaid expenses incurred in connection with Master Services Agreement, dated January 17, 2023, by and between the Company and PPD Development, L.P., as supplemented by that certain Project Addendum, dated February 8, 2023, by and between the Company and PPD Development, L.P., minus (C) Closing Liabilities and Debt, minus (D) Unpaid Company Transaction Expenses, in each case determined as of 12:01 a.m. Eastern Time on the Closing Date in accordance with U.S. GAAP and using the policies, conventions, methodologies and procedures used by the Company in preparing the Company’s unaudited financial statements (to the extent consistent with U.S. GAAP);

•	“Nevada Articles of Conversion” refers to the TuHURA articles of conversion filed with the Nevada Secretary of State to effectuate the Delaware Conversion, in the form attached as Annex E;

•	“Nevada Secretary of State” refers to the Secretary of State of the State of Nevada;

•

“Non-Disclosure Agreement” refers to the Mutual Non-Disclosure Agreement, dated March 8, 2024, by and between TuHURA and Kineta, which the parties agree will remain in full force and effect until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms;

•	“NRS” refers to the Nevada Revised Statutes of the State of Nevada, as amended;

•

“Optionholder Treatment Agreement” refers to an agreement to be entered into by Kineta and each holder of In-the-Money Company Stock Options granted under any of Kineta’s equity incentive plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time;

•

“Out-of-the-Money Company Stock Option” means a Kineta Stock Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and has a per share exercise price greater than $0.64;

•	“Pacira” refers to Pacira Pharmaceuticals, Inc.;

•

“Pacira Asset Purchase Agreement” refers to the Asset Purchase Agreement dated February 4, 2025, by and between Kineta Chronic Pain and Pacira, pursuant to which, among other things, Kineta Chronic Pain will sell, assign and transfer to Pacira certain of its assets and properties related to the business of developing KCP506.;

•	“Partnered Programs” refer to certain out-licensed programs with Merck & Co., Inc., Genentech, Inc. and FAIR Therapeutics, B.V.;

•	“Partnered Programs Asset Sale” refers to the sale of the Partnered Programs pursuant to the HCRX Asset Purchase Agreement;

•	“Per Share Cash Consideration” refers to the quotient of (i) the Closing Adjusted Cash Consideration divided by (ii) Kineta Fully Diluted Common Stock, rounded down to the nearest cent;

•	“Permitted Asset Disposition” means the transactions expressly and specifically contemplated by any Permitted Asset Disposition Agreement;

•

“Permitted Asset Disposition Agreement” means any agreement to dispose of any Non-VISTA assets and any other agreement entered into by the Company prior to the Closing in order to fulfill the requirements of the Merger Agreement; provided that each Permitted Asset Disposition Agreement must meet the following conditions and requirements: (i) the agreement must expressly provide that there will be no continuing or further obligations, liabilities, payments, expenses or covenants to be performed, incurred or provided by the Company following the Closing, (ii) the agreement must be in a form that is approved in writing by TuHURA, which approval will not be unreasonably withheld, and (iii) no Permitted Asset Disposition Agreement shall dispose of any Program Assets;

•	“Person” refers to an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any governmental entity;

•	“Plan of Conversion” refers to the plan of conversion that TuHURA would effect the Delaware Conversion in accordance therewith, in the form attached as Annex D;

•

“Pre-2023 Company Warrant” means any warrants to purchase shares of Kineta Common Stock issued by the Company prior to 2023, pursuant to warrant agreements entered into by and between the Company and the respective warrant holder;

•

“Pre-Closing Period” refers to the period from the date of the Merger Agreement and the earlier to occur of (i) the Effective Time and (ii) the valid termination of the Merger Agreement pursuant to its terms;

•

“Program Assets” refer to all assets and rights, including without limitation, patents, patent rights, patent applications, product and development program assets, technical and business information and data, contract rights, equipment and other tangible assets (if any), and other rights and assets, associated with, derived from, relating to, or used in connection with KVA12123 and the KVA12123 development program and clinical trial;

•	“Record Date” refers to [●], the record date for both special meetings;

•	“Representatives” refers to officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries;

•	“Restricted Shares” has the meaning ascribed to it in “Certain Material Contracts”;

•

“Second Certificate of Merger” refers to the certificate of merger with respect to the Second Merger filed in accordance with the relevant provisions of DGCL and DLLCA with the Delaware Secretary of State;

•

“Second Effective Time” refers to the date and time when the certificate of merger with respect to the Second Merger is filed in accordance with the relevant provisions of DGCL and DLLCA with the Delaware Secretary of State or such later time as may be agreed in writing by the Company and TuHURA and specified in the Second Certificate of Merger;

•	“Second Merger” refers to the merger of the surviving corporation of the First Merger with and into Merger Sub II with Merger Sub II being the surviving company of the merger;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“Signing Date” refers to December 11, 2024, the date on which the Merger Agreement was executed;

•	“Stockholders Representative” refers to Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta;

•

“Superior Proposal” refers to any bona fide, written Acquisition Proposal that the Company did not solicit or cause to be solicited following the Signing Date in violation of the terms of the Merger Agreement (A) on terms which the Kineta Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of shares of Kineta Common Stock than the Mergers and the other transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by TuHURA in response to such proposal), taking into account all the terms and conditions of the Acquisition Proposal and all legal, financial, regulatory and other aspects of the

Acquisition Proposal and the Person making the proposal and (B) that the Kineta Board of Directors believes is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”;

•	“Surviving Company” refers to Kineta, following completion of the Mergers, as a wholly-owned privately held subsidiary of TuHURA;

•	“Targeted Net Working Capital Amount” refers to an amount equal to zero dollars ($0);

•	“TuHURA” refers to TuHURA Biosciences, Inc., a Nevada corporation;

•

“TuHURA Adjournment Proposal” refers to the proposal for TuHURA stockholders to approve the adjournment of the TuHURA special meeting, if necessary or appropriate, (i) to solicit additional proxies if there are insufficient shares of TuHURA Common Stock represented (either in person or by proxy) and voting to obtain the TuHURA Stockholder Approval or to constitute a quorum necessary to conduct the business of the TuHURA special meeting, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to TuHURA stockholders or (iii) to comply with applicable law;

•	“TuHURA Board of Directors” refers to the board of directors of TuHURA;

•	“TuHURA Bylaws” refers to the Amended and Restated Bylaws of TuHURA;

•	“TuHURA Charter” refers to the Articles of Incorporation of TuHURA, as amended;

•	“TuHURA Common Stock” refers to the common stock, $0.001 par value per share, of TuHURA;

•

“TuHURA Material Adverse Effect” refers to any event, change, circumstance, occurrence or effect that would prevent or delay beyond the End Date the performance by TuHURA or Merger Subs of its obligations under the Merger Agreement necessary to consummate the Mergers;

•	“TuHURA Share Issuance” refers to the issuance of shares of TuHURA Common Stock constituting the Initial Share Consideration and the Kineta Delayed Share Consideration;

•	“TuHURA Share Value” refers to $5.7528 per share of TuHURA Common Stock;

•

“TuHURA Stockholder Approval” refers to with respect to the Authorized Shares Increase, the affirmative vote of the holders of a majority of the voting power of the shares of TuHURA Common Stock and, if necessary to comply with applicable law, with respect to the TuHURA Share Issuance, by the affirmative vote of the majority of votes cast by the holders of shares of TuHURA Common Stock present in person or by proxy at the TuHURA special meeting;

•	“TuHURA Support Agreement” refers to Stockholder Support Agreement, dated as of December 11, 2024, by and among TuHURA, Kineta and TuHURA’s directors and certain officers;

•

“Unpaid Company Transaction Expenses” refers to the aggregate amount (without duplication) of all costs, fees and expenses incurred by the Company or any of its subsidiaries, or for which the Company or any of its subsidiaries are or may become liable in connection with the transactions contemplated by the Merger Agreement and the negotiation, preparation and execution of the Merger Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the transactions contemplated by the Merger Agreement, including (i) the fees and disbursements payable by the Company to those persons identified in the representation of the Company relating to brokers; (ii) the fees and disbursements payable to legal counsel or accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of the Company that are payable by the Company in connection with the transactions contemplated by the Merger Agreement; (iii) any bonus, transaction, change of control, severance, incentive compensation, termination, retention or similar transaction-related payments to be paid to any service provider of the Company or any subsidiary, as well as the employer portion of any payroll taxes to be paid in connection therewith, including any such amounts that are due to “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated by the Merger Agreement or are contingent upon both consummation of the transactions contemplated by the Merger Agreement and the termination of employment (or the occurrence of other double-trigger events) occurring after the Closing (or prior to or at the Closing to the extent requested by TuHURA); (iv) the employer portion of any payroll taxes relating to or resulting from the payment of any portion of the amounts payable to holders of Kineta Stock Options; (v) any fees, costs or expenses payable by the Company to the Stockholders Representative after the Closing; and (vi) all other miscellaneous fees, expenses or costs, in each case, incurred by the Company in connection with the transactions contemplated by this Agreement (including, but not limited to, any payments made at the election of holders of Kineta Warrants and the cost of the D&O “tail” policy; provided, that in the case of the foregoing clauses (i) through (vi), (a) only to the extent such amounts have not been paid by the Company prior to the Closing, or (b) to the extent not otherwise accounted for in the calculation of Net Working Capital Amount as a reduction to such amount; provided, further, that the foregoing clauses (ii) and (iii) shall not include any fees, expenses or disbursements incurred by TuHURA, or by the Surviving Company which are on behalf of TuHURA, including any advisory fee and the fees and expenses of TuHURA’s attorneys, accountants and other advisors;

•	“U.S. GAAP” refers to U.S. generally accepted accounting principles; and

•

“Warrantholder Treatment Agreement” refers to an agreement to be entered into by Kineta and each holder of any 2023 Company Warrants which provide for the exercise or termination of such 2023 Company Warrants prior to the Closing.

QUESTIONS AND ANSWERS

The following are some questions that you, as a TuHURA or Kineta stockholder, may have regarding the Mergers and the other matters being considered at the TuHURA and Kineta special meetings, and brief answers to those questions. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Additional important information is contained in the annexes to this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because TuHURA has agreed to acquire Kineta through a series of mergers whereby Kineta will continue as the Surviving Company and a wholly-owned privately held subsidiary of TuHURA. The Merger Agreement governs the terms of the Mergers and is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the Mergers, among other things, TuHURA stockholders must approve the Authorized Share Increase Proposal and Kineta stockholders must approve the Merger Agreement Proposal. TuHURA and Kineta are holding special meetings of their respective stockholders to obtain, among other things, approval of the Authorized Share Increase Proposal and the Merger Agreement Proposal, respectively.

TuHURA stockholders will also be asked to approve the Delaware Conversion Proposal and the TuHURA Adjournment Proposal. TuHURA stockholders will also be asked to approve the director nominees set forth in the Delaware Election Proposal, the Executive Compensation Proposal and the Auditor Ratification Proposal, which are being solicited from the TuHURA stockholders in connection with the TuHURA special meeting in lieu of annual meeting. This document serves as the annual report of TuHURA provided in connection with the special meeting in lieu of annual meeting. Kineta stockholders will also be asked to approve, on an advisory (non-binding) basis, the Compensation Proposal and to approve the Kineta Adjournment Proposal.

Your vote is very important, regardless of the number of shares that you own. The approval of the Authorized Share Increase Proposal and the Merger Agreement Proposal are conditions to the obligations of TuHURA and Kineta to complete the Mergers. The approval of the Delaware Conversion Proposal, TuHURA Adjournment Proposal, the Compensation Proposal, the Kineta Adjournment Proposal and the Annual Meeting Proposals are not conditions to the obligations of TuHURA or Kineta to complete the Mergers.

Q:	When and where will each of the special meetings take place?

A:	TuHURA: The TuHURA special meeting will be held virtually via the TuHURA special meeting website, on [●], 2025, at [●] a.m., Eastern Time.

Kineta: The Kineta special meeting will be held virtually via the Kineta special meeting website, on [●], 2025, at [●] a.m., Eastern Time.

Even if you plan to attend the applicable special meeting virtually, it is recommended that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting via the applicable special meeting website. If your shares of TuHURA or Kineta Common Stock are held in street name and you wish to vote your shares at the applicable special meeting via the applicable special meeting website, you must have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee to obtain further instructions.

Q:	Does my vote matter?

A:

Yes, your vote is very important, regardless of the number of shares that you own. The Mergers cannot be completed unless the Authorized Share Increase Proposal is approved by TuHURA stockholders and the Merger Agreement Proposal is approved by Kineta stockholders.

As a TuHURA stockholder, if you do not return or submit your proxy or vote at the TuHURA special meeting as provided in this joint proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the Authorized Share Increase Proposal and the Delaware Conversion Proposal but will have no effect on the Director Election Proposal, the Auditor Ratification Proposal, the Executive Compensation Proposal and the TuHURA Adjournment Proposal. The TuHURA Board of Directors unanimously recommends that you vote “FOR” the Authorized Share Increase Proposal, “FOR” the Delaware Conversion Proposal, “FOR” the director nominees named in the Director Election Proposal, “FOR” the Executive Compensation Proposal, “FOR” the Auditor Ratification Proposal, and “FOR” the TuHURA Adjournment Proposal.

As a Kineta stockholder, if you do not return or submit your proxy or vote at the Kineta special meeting as provided in this joint proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the Merger Agreement Proposal but will have no effect on the Compensation Proposal or the Kineta Adjournment Proposal. The Kineta Board of Directors unanimously recommends that you vote “FOR” the Merger Agreement Proposal, “FOR” the Compensation Proposal and “FOR” the Kineta Adjournment Proposal.

Q:	What will Kineta stockholders receive for their shares of Kineta Common Stock if the Mergers are completed?

A:

If the Mergers are completed, each share of Kineta Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will thereupon be converted automatically into and will thereafter represent the right to receive, without interest, (x) the number of validly issued, fully paid and non-assessable shares of TuHURA Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration and (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right. As of the Effective Time, all shares of Kineta Common Stock will no longer be outstanding, will automatically be canceled and will cease to exist, and will thereafter only represent the right to receive the Merger Consideration, if any, without interest, and in each case, the right, if any, to receive cash in lieu of fractional shares into which such shares of Kineta Common Stock have been converted into TuHURA Common Stock pursuant to the Merger Agreement.

If the Delaware Conversion Proposal is approved by the TuHURA stockholders and the Mergers are completed, the rights of TuHURA’s stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Delaware’s corporate laws, the Delaware Charter and the Delaware Bylaws. In the event the Delaware Conversion Proposal is not approved, but the Mergers are completed, TuHURA’s stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will continue to be governed by Nevada corporate law, the TuHURA Charter and the TuHURA Bylaws. For more information regarding the principal effects of the Delaware Conversion, see “TuHURA Proposal 2: Approval of the Delaware Conversion.”

For more information regarding the Merger Consideration to be received by Kineta stockholders if the Mergers are completed, see “The Merger Agreement—Merger Consideration.”

If the Mergers are completed, Kineta will no longer be a public company, will deregister under the Exchange Act, and will cease to be traded on the OTC.

Q:	What will the holders of Kineta stock options receive in the Mergers?

A: At the Effective Time:

•

each In-the-Money Company Stock Option that is vested or unvested and held by a Person will be entitled to exercise such In-the-Money Company Stock Option as set forth in the applicable Optionholder Treatment Agreement and, upon such exercise, will be entitled to receive the Merger Consideration;

•	each Out-of-the-Money Company Stock Option held by a Person will be canceled and extinguished for no consideration;

•

the Pre-2023 Company Warrants will terminate upon their terms if such Pre-2023 Company Warrants are not previously exercised (if the Pre-2023 Company Warrants are exercised prior to the Effective Time, as a holder of shares of Kineta Common Stock, the holder of such former Pre-2023 Company Warrants will be entitled to receive the Merger Consideration);

•	the 2023 Company Warrants will be entitled to the benefits as set forth in the applicable Warrantholder Treatment Agreement.

On March 7, 2025, Kineta entered into a securities exchange agreement (the “Exchange Agreement”) with an existing investor and holder of some of the 2023 Company Warrants (the “Holder”) pursuant to which Kineta agreed to issue an aggregate of 1,880,342 shares of Kineta Common Stock consisting of (i) an aggregate of 1,225,323 shares of Kineta Common Stock and (ii) a pre-funded warrant to purchase up to an aggregate of 655,019 shares of Kineta Common Stock, in exchange for certain outstanding 2023 Company Warrants (the “Prior Warrants”) held by the Holder to purchase up to 2,315,387 shares of Kineta Common Stock with exercise prices ranging from $3.25 to $4.08 (the “Exchange”). Kineta has cancelled the Prior Warrants reacquired in the Exchange and such Prior Warrants will not be reissued. In addition, pursuant to the Exchange Agreement, in connection with the transactions contemplated by the Merger Agreement, the Holder agreed to (i) appear in person or online (for a virtual meeting) or by proxy at the Kineta special meeting and (ii) vote (or cause to be voted) the shares of Kineta Common Stock held by the Holder in favor of the approval of the Merger Agreement Proposal, the Compensation Proposal and the Kineta Adjournment Proposal.

After giving effect to the Exchange, some of the 2023 Company Warrants remain outstanding.

Q:	Will Kineta stockholders receive any portion of the proceeds from the Asset Sales?

A:

In connection with the Asset Sales, Kineta plans to distribute to Kineta stockholders cash, if any, through the Disposed Asset Payment Right and pursuant to the terms and conditions of the Merger Agreement.

Q:	What will happen if, for any reason, either of the Mergers or the Asset Sales do not close?

A:

Neither the closing of the Mergers nor the closing of the Asset Sales is conditioned on the closing of the other. Therefore, if, for any reason, the Mergers do not close and the Merger Agreement is terminated, the Asset Sales can still close (subject to any conditions to closing contained in the Permitted Asset Disposition Agreement). Similarly, if, for any reason, the Asset Sales do not close and the Permitted Asset Disposition Agreement is terminated, the Mergers can still close (subject to any conditions to closing contained in the Merger Agreement).

In the event that the Mergers do not close and the Merger Agreement is terminated, the Kineta Board of Directors may elect to, among other things, attempt to complete another strategic transaction including a transaction similar to the Mergers, continue to operate the business of Kineta or dissolve and liquidate the assets of Kineta. If Kineta decides to dissolve and liquidate its assets, Kineta would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. As of December 31, 2024, Kineta had cash, cash equivalents and marketable securities totaling approximately

$634,000. However, there can be no assurances as to the amount or timing of available cash, if any, left to distribute to stockholders after paying the debts and other obligations of Kineta and setting aside funds for potential future claims, even if the Asset Sales close.

Q:	How does the TuHURA Board of Directors recommend that I vote at the TuHURA special meeting?

A:

The TuHURA Board of Directors unanimously recommends that you vote “FOR” the Authorized Share Increase Proposal, “FOR” the Delaware Conversion Proposal, “FOR” the director nominees named in the Director Election Proposal, “FOR” the Executive Compensation Proposal, “FOR” the Auditor Ratification Proposal and “FOR” the TuHURA Adjournment Proposal, each as described in further detail in this joint proxy statement/prospectus.

Other than with respect to continued service for, employment by and the right to continued indemnification by TuHURA, as of the date of this joint proxy statement/prospectus, TuHURA directors and executive officers do not have interests in the Mergers that are different from, or in addition to, the interests of other TuHURA stockholders generally. See “Interests of TuHURA’s Directors and Executive Officers in the Mergers”.

In addition, contemporaneously with the execution of the Merger Agreement, TuHURA’s directors and certain officers entered into the TuHURA Support Agreement pursuant to which, among other things and subject to the terms and conditions therein, each agreed to vote all shares of TuHURA capital stock beneficially owned by such stockholders at the time of the stockholder vote in favor of the Authorized Share Increase Proposal. Collectively, as of December 31, 2024, TuHURA’s directors and certain officers held approximately 5.5% of the outstanding shares of TuHURA Common Stock. For further information, please see the section entitled “Certain Agreements Related to The Mergers—Support Agreements.”

Q.	How does the Kineta Board of Directors recommend that I vote at the Kineta special meeting?

A:	The Kineta Board of Directors unanimously recommends that you vote “FOR” the Merger Agreement Proposal, “FOR” the Compensation Proposal and “FOR” the Kineta Adjournment Proposal.

In considering the recommendations of the Kineta Board of Directors, Kineta stockholders should be aware that Kineta’s directors and executive officers have interests in the Mergers that are different from, or in addition to, their interests as Kineta stockholders. These interests may include, among others, the payment of severance benefits and acceleration of outstanding Kineta equity awards upon certain terminations of employment or service, and the Surviving Company’s agreement to indemnify Kineta directors and officers against certain claims and liabilities. For a more complete description of these interests, see the information provided in the section entitled “Interests of Kineta’s Directors and Executive Officers in the Mergers”.

In addition, contemporaneously with the execution of the Merger Agreement, Kineta’s directors and officers and each of their Affiliates which hold shares of Kineta Common Stock entered into the Kineta Support Agreement pursuant to which, among other things and subject to the terms and conditions therein, each agreed to vote all shares of Kineta capital stock beneficially owned by such stockholders at the time of the stockholder vote in favor of the Merger Agreement Proposal. Collectively, as of [●], 2025, the latest practical date before the filing of this joint proxy statement/prospectus, Kineta’s directors and officers and each of their Affiliates which hold shares of Kineta Common Stock held approximately [●]% of the outstanding shares of Kineta Common Stock. For further information, please see the section entitled “Certain Agreements Related to The Mergers—Support Agreements.”

Q:	Who is entitled to vote at each special meeting?

A:

The record date for both special meetings is [●]. All holders of shares of TuHURA Common Stock who held shares at the close of business on the Record Date are entitled to receive notice of, and to vote at, the TuHURA special meeting. All holders of shares of Kineta Common Stock who held shares at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Kineta special meeting. Each holder of TuHURA or Kineta Common Stock is entitled to cast one vote on each matter properly brought before the TuHURA special meeting or Kineta special meeting, respectively, for each share that such holder owned of record as of the Record Date. Attendance at the TuHURA special meeting or the Kineta special meeting via the TuHURA special meeting website or the Kineta special meeting website, as applicable, is not required to vote. See below and the section entitled “The TuHURA Special Meeting—Methods of Voting” or the section entitled “The Kineta Special Meeting—Methods of Voting” for instructions on how to vote your shares without attending the applicable special meeting.

Each holder of shares of TuHURA Common Stock or Kineta Common Stock of record on the Record Date will receive this joint proxy statement/prospectus and have the opportunity to vote on the matters described in this joint proxy statement/prospectus. Proxies delivered before the Record Date will be valid and effective so long as the holder providing the proxy is a holder on the Record Date. If you are not a holder of record on the Record Date, any proxy you deliver will not be counted. If you deliver a proxy before the Record Date and remain a holder on the Record Date, you do not need to deliver another proxy after the Record Date. If you deliver a proxy before the Record Date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of TuHURA or Kineta Common Stock you own on the Record Date even if that number is different from the number of shares of TuHURA or Kineta Common Stock respectively that you owned when you executed and delivered your proxy card.

Q:	What is a proxy?

A:

A stockholder’s legal designation of another person to vote shares of such stockholder’s common stock at a special meeting is referred to as a proxy. The document used to designate a proxy to vote your shares of TuHURA or Kineta Common Stock, as applicable, is referred to as a proxy card.

Q:	How many votes do I have at each special meeting?

A:

TuHURA: Each TuHURA stockholder is entitled to one vote for each share of TuHURA Common Stock held of record as of the close of business on the Record Date. As of the close of business on the Record Date, there were [●] outstanding shares of TuHURA Common Stock.

Kineta: Each Kineta stockholder is entitled to one vote for each share of Kineta Common Stock held of record as of the close of business on the Record Date. As of the close of business on the Record Date, there were [●] outstanding shares of Kineta Common Stock.

Q:	What constitutes a quorum for each special meeting?

A:

TuHURA: The holders of at least one-third (1/3) of the voting power of the capital stock issued and outstanding and entitled to vote at the TuHURA special meeting must be present or represented at the TuHURA special meeting by proxy in order to constitute a quorum.

Kineta: The holders of a majority of the shares of Kineta Common Stock entitled to vote at the Kineta special meeting must be present or represented at the Kineta special meeting by proxy in order to constitute a quorum.

Q:	What happens if the Mergers are not completed?

A:

If the Authorized Share Increase Proposal is not approved by the TuHURA stockholders, if the Merger Agreement Proposal is not approved by Kineta stockholders or if the Mergers are not completed for any other reason, Kineta stockholders will not receive any Merger Consideration for their shares of Kineta Common Stock in connection with the Mergers, and their shares of Kineta Common Stock will remain outstanding. If the Authorized Share Increase Proposal or the Delaware Conversion Proposal is approved at the TuHURA special meeting, TuHURA expects to complete the share increase contemplated by the Authorized Share Increase Proposal or the Delaware Conversion Proposal, regardless of whether the Mergers are completed.

Furthermore, if the Mergers are not completed, Kineta will remain an independent public company and Kineta Common Stock will continue to be traded on the OTC. If the Merger Agreement is terminated under specified circumstances, either Kineta or TuHURA may be required to pay the other party a termination fee. See the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees” for a more detailed discussion of the respective termination fees.

Q:	Will the TuHURA Board of Directors change after the Mergers?

A:

No. The composition of the TuHURA Board of Directors will remain the same post-Mergers. For more information, see the sections entitled “The Merger Agreement—The Mergers; Certificate of Incorporation and Bylaws; Directors and Officers”. Additional information on director nominees for election until the TuHURA 2026 annual meeting of the stockholders can be found at the section entitled “TuHURA Proposal 3: Election of Directors at TuHURA’s Special Meeting”.

Q:	What is a “broker non-vote”?

A:

Whether banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) depends on whether the New York Stock Exchange (the “NYSE”) deems the particular proposal to be a “routine” matter and how the broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the special meetings and will not be counted as having been voted on the applicable proposal. At the TuHURA special meeting, all of the proposals other than the Auditor Ratification Proposal are considered a “non-routine” proposal. Each of the proposals to be considered at the Kineta special meeting is considered a “non -routine” proposal. As such, it is important that you provide voting instructions to your bank, broker or other nominee, if you wish to determine the voting of your shares.

Q:

What stockholder vote is required for the approval of each proposal at the TuHURA special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the TuHURA special meeting?

A:

Proposal 1: Authorized Share Increase Proposal. The approval of the Authorized Share Increase Proposal by TuHURA stockholders requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, a TuHURA stockholder’s abstention from voting, a broker non-vote or the failure of a TuHURA stockholder to vote (including the failure of a TuHURA stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the Authorized Share Increase Proposal.

Proposal 2: Delaware Conversion Proposal. The approval of the Delaware Conversion Proposal by TuHURA stockholders requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, a TuHURA stockholder’s abstention from voting, a broker non-vote or the failure of a TuHURA stockholder to vote (including the failure of a TuHURA stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the Delaware Conversion Proposal.

Proposal 3: Director Election Proposal. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote on the election of directors. The director nominees who receive the greater number of votes at the TuHURA special meeting (up to the total number of directors to be elected) will be elected. Accordingly, a TuHURA stockholder’s abstention from voting, a broker non-vote or the failure of a TuHURA stockholder to vote, will not affect the outcome of the vote. Only shares that are voted in favor of a particular nominee will be counted toward such nominee’s achievement of a plurality. You may not vote your shares cumulatively for the Director Election Proposal.

Proposal 4: Executive Compensation Proposal: The approval of the Executive Compensation Proposal is on an advisory basis and requires the affirmative vote of a majority of the total votes cast at the TuHURA special meeting to approve. Accordingly, a TuHURA stockholder’s abstention from voting, a broker non-vote or the failure of a TuHURA stockholder to vote will not affect the outcome of the Executive Compensation Proposal.

Proposal 5: Auditor Ratification Proposal: The approval of the Auditor Ratification Proposal is on an advisory basis and requires the affirmative vote of a majority of the total votes cast at the TuHURA special meeting to approve. Accordingly, a TuHURA stockholder’s abstention from voting, a broker non -vote or the failure of a TuHURA stockholder to vote will not affect the outcome of the Auditor Ratification Proposal.

Proposal 6: TuHURA Adjournment Proposal. The affirmative vote of the holders of a majority of votes cast by the stockholders at the TuHURA special meeting is required to adjourn the TuHURA special meeting. Accordingly, a TuHURA stockholder’s abstention from voting, a broker non-vote or the failure of a TuHURA stockholder to vote (including the failure of a TuHURA stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the TuHURA Adjournment Proposal.

Q.	What happens if the Delaware Conversion Proposal is not approved?

A.

If the Delaware Conversion is not approved, TuHURA will remain a Nevada corporation and be subject to Nevada law, the TuHURA Charter will continue to apply (as amended by the Certificate of Amendment if the Authorized Share Increase is Proposal is approved) and the TuHURA Bylaws. If Delaware Conversion is not approved and the Mergers are completed, the rights of TuHURA’s stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Nevada law, the TuHURA Charter and the TuHURA Bylaws. The approval of the Delaware Conversion is not a condition to the completion of the Mergers.

Q:

What stockholder vote is required for the approval of each proposal at the Kineta special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Kineta special meeting?

A:

Proposal 1: Merger Agreement Proposal. The approval of the Merger Agreement by Kineta stockholders requires the affirmative vote of a majority of the outstanding shares of Kineta Common Stock entitled to vote thereon. Accordingly, a Kineta stockholder’s abstention from voting, a broker non-vote or the failure of a Kineta stockholder to vote (including the failure of a Kineta stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Proposal 2: Compensation Proposal. Assuming a quorum is present, approval of the Compensation Proposal requires the majority of the votes properly cast for and against this proposal. Accordingly, a Kineta stockholder’s abstention from voting, a broker non-vote or the failure of a Kineta stockholder to vote (including the failure of a Kineta stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the Compensation Proposal.

Proposal 3: Kineta Adjournment Proposal. The majority of votes properly cast for and against this proposal is required to adjourn the Kineta special meeting. Accordingly, a Kineta stockholder’s abstention from voting, a broker non-vote or the failure of a Kineta stockholder to vote (including the failure of a Kineta stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the Kineta Adjournment Proposal.

Q:

Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, Mergers-related compensation arrangements for Kineta’s named executive officers referred to as the Compensation Proposal?

A:

Under the SEC rules, Kineta is required to seek a non-binding, advisory vote of its stockholders with respect to the compensation that may be paid or become payable to Kineta’s named executive officers that is based on or otherwise relates to the Mergers, also known as “golden parachute” compensation.

Q:	What happens if Kineta stockholders do not approve, by non-binding, advisory vote, the Compensation Proposal?

A:

The vote on the proposal to approve the Mergers-related compensation arrangements for Kineta’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Kineta special meeting. Because the vote on the proposal to approve the Mergers-related executive compensation is advisory in nature only, it will not be binding upon TuHURA or Kineta. Accordingly, the Mergers-related compensation will be paid to Kineta’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Kineta’s stockholders do not approve the proposal to approve the Mergers-related compensation.

Q:	How can I vote my shares?

A:

TuHURA: If you were a holder of TuHURA Common Stock on the Record Date, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. You may also vote your shares at the TuHURA special meeting via live webcast. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the TuHURA special meeting.

Even if you plan to attend the TuHURA special meeting live via the Internet, TuHURA encourages you to vote in advance by internet or mail so that your vote will be counted if you later decide not to attend the TuHURA special meeting live via the Internet.

Kineta: If you are a Kineta stockholder of record, there are several ways for you to vote your shares.

•

By Internet. You may vote at [●], 24 hours a day, seven days a week, by following the instructions at that site for submitting your proxy electronically. You will be required to enter the 16-digit control number provided on your proxy card or voting instruction form. In order to be counted, proxies submitted by Internet must be received by the cutoff time of [●] [●] Time on [●].

•

By Telephone. You may vote using a touch-tone telephone by calling [●], 24 hours a day, seven days a week. You will be required to enter the 16-digit control number provided on your proxy card or voting instruction form. In order to be counted, proxies submitted by telephone must be voted by the cutoff time of [●] Eastern Time on [●].

•

By Mail prior to the Kineta Special Meeting. If you requested printed copies of the proxy materials by mail, you may vote by mailing your proxy as described in the proxy materials. Proxies submitted by mail must be received by the cutoff time of [●] Eastern Time on [●].

•

During the Kineta Special Meeting. If you attend the Kineta special meeting online, you may vote your shares online while virtually attending the Kineta special meeting by visiting [●]. You will need your control number provided on your proxy card in order to be able to vote during the Kineta special meeting.

If you complete and submit your proxy before the Kineta special meeting, the persons named as proxies will vote the shares represented by your proxy in accordance with your instructions. If you submit a proxy without giving voting instructions, your shares will be voted in the manner recommended by the Kineta Board of Directors on all matters presented in this joint proxy statement/prospectus, and as the persons named as proxies may determine in their discretion with respect to any other matters properly presented at the Kineta special meeting. You may also authorize another person or persons to act for you as proxy in a writing, signed by you or your authorized representative, specifying the details of those proxies’ authority. The original writing must be given to each of the named proxies, although it may be sent to them by electronic transmission if, from that transmission, it can be determined that the transmission was authorized by you.

Even if you plan to participate in the Kineta special meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to participate in the Kineta special meeting. If you submit a proxy via the Internet, by telephone, or by mail, your voting instructions authorize the proxy holders in the same manner as if you signed, dated, and returned your proxy card. If you submit a proxy via the Internet, by telephone, or by mail, you do not need to return your proxy card.

If any other matters are properly presented for consideration at the Kineta special meeting, including, among other things, consideration of a proposal to adjourn the Kineta special meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in your proxy and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. Kineta does not currently anticipate that any other matters will be raised at the Kineta special meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to instruct your broker, bank or other nominee on how to vote your shares of Kineta Common Stock. Street name stockholders should generally be able to vote by returning an instruction card, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you are a street name stockholder, you may not vote your shares of Kineta Common Stock on your own behalf at the Kineta special meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

Additional information on attending the Kineta special meeting can be found under the section entitled “The Kineta Special Meeting”.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”

A:

If your shares of TuHURA Common Stock or Kineta Common Stock are registered directly in your name with Equiniti Trust Company, LLC, each of TuHURA’s and Kineta’s transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to TuHURA or Kineta, as applicable, or to a third party to vote, at the applicable special meeting.

If your shares of common stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the applicable special meeting virtually via the applicable special meeting website; however, you may not vote these shares at the applicable special meeting unless you obtain a signed legal proxy, executed in your favor, from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the applicable special meeting.

Q:	If my shares of TuHURA or Kineta Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:

No. Your bank, broker or other nominee will only be permitted to vote your shares of TuHURA or Kineta Common Stock if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under the NYSE rules, banks, brokers and other nominees who hold shares in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the special meetings. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.

For TuHURA stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote “AGAINST” the Authorized Share Increase Proposal and the Delaware Conversion Proposal. Failure to instruct your bank, broker or other nominee how you wish to vote your shares will have no effect on the Annual Meeting Proposals or the TuHURA Adjournment Proposal.

For Kineta stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote “AGAINST” the Merger Agreement Proposal and will have no effect on the Compensation Proposal, assuming a quorum is present, and the Kineta Adjournment Proposal.

Q:	What if I hold shares of both TuHURA and Kineta Common Stock?

A:

If you are both a TuHURA stockholder and a Kineta stockholder, you will receive two separate packages of proxy materials. A vote cast as a TuHURA stockholder will not count as a vote cast as a Kineta stockholder, and a vote cast as a Kineta stockholder will not count as a vote cast as a TuHURA stockholder. Therefore, please follow the instructions received with each set of materials you receive in order to submit separate proxies for your shares of TuHURA Common Stock and your shares of Kineta Common Stock.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you hold shares of TuHURA or Kineta Common Stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of TuHURA or Kineta Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus to ensure that all of your shares of TuHURA or Kineta Common Stock are voted.

Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	If a stockholder submits a proxy, how are the shares of TuHURA or Kineta Common Stock voted?

A:	Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of TuHURA or Kineta Common Stock, as applicable, in the way that you indicate. When completing the Internet or telephone voting processes or the proxy card, you may specify whether your shares of TuHURA or Kineta Common Stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the applicable special meeting.

Q:	How will my shares of TuHURA Common Stock be voted if I return a blank proxy?
A:

If you sign, date and return your proxy card and do not indicate how you want your shares of TuHURA Common Stock to be voted, then your shares of TuHURA Common Stock will be voted in accordance with the recommendation of the TuHURA Board of Directors and “FOR” the Authorized Share Increase Proposal, “FOR” the Delaware Conversion Proposal and “FOR” the TuHURA Adjournment Proposal.

Q:	How will my shares of Kineta Common Stock be voted if I return a blank proxy?

A:

If you sign, date and return your proxy card and do not indicate how you want your shares of Kineta Common Stock to be voted, then your shares of Kineta Common Stock will be voted in accordance with the recommendation of the Kineta Board of Directors and “FOR” the Merger Agreement Proposal, “FOR” the Compensation Proposal and “FOR” the Kineta Adjournment Proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Any TuHURA or Kineta stockholder, other than those stockholders who are parties to the Kineta Support Agreement, submitting a proxy has the right to revoke it before the proxy is voted at the applicable special meeting by doing any of the following:

•	sending a signed written notice of revocation to TuHURA’s or Kineta’s corporate secretary, as applicable;

•	voting again by the Internet or telephone at a later time before the closing of the voting facilities at 11:59 p.m., Eastern Time, on the date before the applicable special meeting;

•	submitting a properly signed proxy card with a later date; or

•	attending virtually and voting at the applicable special meeting via the applicable special meeting website.

Execution or revocation of a proxy will not in any way affect your right to attend the applicable special meeting via the applicable special meeting website.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

If you are a TuHURA stockholder:	If you are a Kineta stockholder:
TuHURA Biosciences, Inc.	Kineta, Inc.
10500 University Center Dr., Suite 110	7683 SE 27th Street, Suite 481
Tampa, Florida 33612	Mercer Island, WA 98040
(813) 875-6600	(206) 378-0400
Attention: Corporate Secretary	Attention: Corporate Secretary

For more information, see the section entitled “The TuHURA Special Meeting—Revocability of Proxies” or “The Kineta Special Meeting—Revocability of Proxies”, as applicable.

Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

A:

If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the TuHURA and Kineta special meetings?

A:

The preliminary voting results for each special meeting will be announced at that special meeting. In addition, within four Business Days following certification of the final voting results, each of TuHURA and Kineta will file the final voting results of its respective special meeting (or, if the final voting results have not yet been certified, the preliminary results) with the SEC on a Current Report on Form 8-K.

Q:	If I am a Kineta stockholder and I do not favor the Mergers, what are my rights?

A:

If you are a Kineta stockholder not in favor of the Mergers, you may vote your shares of Kineta Common Stock against the Merger Agreement Proposal. Information about how Kineta stockholders may vote on the proposals being considered in connection with the Mergers can be found under the section entitled “The Kineta Special Meeting”.

Kineta stockholders and beneficial owners who do not vote in favor of the Mergers may be entitled to appraisal rights under the DGCL. For more information, see the section entitled “Appraisal Rights”. In addition, a copy of Section 262 of the DGCL is attached as Annex B to this joint proxy statement/prospectus. Holders of Kineta Common Stock who wish to seek appraisal of their shares are in any case encouraged to seek the advice of their legal counsel and financial advisors with respect to the exercise of appraisal rights due to the complexity of the appraisal process. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to, exercise appraisal rights.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the Authorized Share Increase Proposal or the Merger Agreement Proposal?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors”.

Q:	What happens if I sell my shares of TuHURA or Kineta Common Stock after the Record Date but before the respective special meeting?

A:

The Record Date is earlier than the date of each of the special meeting. If you transfer your shares of TuHURA or Kineta Common Stock after the Record Date but before the applicable special meeting, you will, unless special arrangements are made, retain your right to vote at the applicable special meeting.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Each of TuHURA and Kineta is paying for their own costs and expenses incurred in connection with the printing and mailing of the joint proxy statement/prospectus. If you choose to access the proxy materials or vote over the Internet, you are responsible for any Internet access charges that you may incur. TuHURA and Kineta may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of TuHURA or Kineta Common Stock. TuHURA’s and Kineta’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the U.S. federal income tax consequences of the Mergers to holders of Kineta Common Stock?

A:

TuHURA, the Merger Subs and Kineta intend that the Mergers be considered together as a single integrated transaction for U.S. federal income tax purposes, and will together constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”). Assuming the Mergers so qualify, U.S. holders will recognize no gain or loss with respect to the exchange of Kineta Common Stock for TuHURA Common Stock, although, as discussed more fully under “Material U.S. Federal Income Tax Considerations of the Mergers,” the U.S. federal income tax treatment of the Contingent Payment Rights, and payments, if any, made under the Contingent Payment Rights is subject to substantial uncertainty. However, there are significant factual and legal uncertainties as to whether the Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the Mergers as a reorganization within the meaning of Section 368(a) of the Code. If the Mergers do not qualify for the U.S. federal income tax treatment described herein, the U.S. holders generally would recognize gain or loss for U.S. federal income tax purposes on each share of Kineta Common Stock surrendered in the Mergers. See “Material U.S. Federal Income Tax Considerations of the Mergers” for a more complete description of U.S. federal income tax considerations relating to the Mergers for holders of shares of Kineta Common Stock. You are urged to consult your tax advisors with respect to such uncertainty and the specific consequences of the Mergers to you.

Q.	What are the U.S. federal income tax consequences of the Delaware Conversion?

A.

TuHURA believes that the reincorporation from Nevada to Delaware will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, which involves a reorganization that is a mere change in identity, form or place of organization for a corporation. If Delaware Conversion is treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, a TuHURA stockholder will not recognize gain or loss as a result of the consummation of the Delaware Conversion. For a more detailed discussion of the U.S. federal income tax considerations generally applicable to the Delaware Conversion, see “TuHURA Proposal 2: Approval of the Delaware Conversion—U.S. Federal Income Tax Consequences of the Delaware Conversion”.

Q:	When are the Mergers expected to be completed?

A:

Subject to the satisfaction or waiver of the Closing conditions described under the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers”, including the approval of the Authorized Share Increase by TuHURA stockholders and the approval of the Merger Agreement Proposal by Kineta stockholders, the Mergers are expected to be completed in the second quarter of 2025. However, neither Kineta nor TuHURA can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion of the Mergers is subject to conditions and factors outside the control of both companies. TuHURA and Kineta hope to complete the Mergers as soon as reasonably practicable. See also the section entitled “The Mergers—Regulatory Approvals and Related Matters”.

Q:	What are the conditions to completion of the Mergers?

A:

The Mergers are subject to a number of conditions to Closing as specified in the Merger Agreement. These Closing conditions include, among others, (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Kineta Common Stock, (ii) the effectiveness of this registration statement pursuant to which shares of TuHURA Common Stock to be issued in the Mergers will be registered with the SEC and the absence of any stop order or proceedings by the SEC with respect thereto, (iii) the approval by the TuHURA stockholders of an amendment to the TuHURA Charter to increase the authorized shares of TuHURA Common Stock, (iv) the completion by TuHURA of the Concurrent Investment, (v) receipt of any necessary governmental approval necessary for the consummation of the Mergers, and (vi) the absence of any material adverse change in the assets, business, financial condition, or prospects of Kineta, and the absence of any breach of the Merger Agreement. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to Closing will be satisfied, and, even if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Mergers could cause TuHURA not to realize, or to be delayed in realizing, some or all the benefits that TuHURA and Kineta expect to achieve if the

Mergers are successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived before completion of the Mergers, see the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers”.

Q:	What equity stakes will Kineta stockholders hold in TuHURA immediately following the Mergers?

A:

Upon completion of the Mergers, Kineta stockholders are expected to hold approximately 7% of the issued and outstanding shares of TuHURA Common Stock immediately following the completion of the Mergers (see the section “Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Information” for additional information regarding the calculation of stockholder ownership post-Mergers). The exact equity stake of Kineta stockholders in TuHURA immediately following the Mergers will depend on a number of factors, including the potential adjustments to the Initial Share Consideration and the Kineta Delayed Share Consideration and the number of shares of TuHURA Common Stock and Kineta Common Stock issued and outstanding immediately before the Mergers.

Q:	If I am a Kineta stockholder and I have not demanded my appraisal rights, how will I receive the Merger Consideration to which I am entitled?

A:

If you hold your shares of Kineta Common Stock through The Depository Trust Company, which is referred to as DTC, in book-entry form and you have not demanded your appraisal rights (more information on appraisal rights may be found in the section entitled “Appraisal Rights”), you will not be required to take any specific actions to exchange your shares for the Merger Consideration. After the completion of the Mergers, shares of Kineta Common Stock held through DTC in book-entry form will be automatically exchanged for the cash consideration and for shares of TuHURA Common Stock in book-entry form and cash to be paid in lieu of any fractional share of TuHURA Common Stock to which you are entitled. If you hold your shares of Kineta Common Stock in book-entry form but not through DTC, after receiving the proper documentation from you, following the effective time, the Exchange Agent will deliver to you the cash consideration, the TuHURA Common Stock (in book-entry form) and cash in lieu of fractional shares to which you are entitled.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about my respective special meeting or the Mergers?

A:	If you have questions about your respective special meeting or the Mergers, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact:.

If you are a TuHURA stockholder:	If you are a Kineta stockholder:
TuHURA Biosciences, Inc.	Kineta, Inc.
10500 University Center Dr., Suite 110	7683 SE 27th Street, Suite 481
Tampa, Florida 33612	Mercer Island, WA 98040
(813) 875-6600	(206) 378-0400
Attention: Corporate Secretary	Attention: Corporate Secretary

If your shares are held for you by a bank, broker, trust or other nominee, you should also call your bank, broker, trust or other nominee for additional information.

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all the information that may be important to you as a TuHURA or Kineta stockholder. To understand the Mergers fully and for a more complete description of the terms of the Mergers, you should read carefully this entire joint proxy statement/prospectus, its annexes and exhibits and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus.

The Parties to the Mergers (see page 173)

TuHURA Biosciences, Inc.

TuHURA is a Phase 3 registration-stage immuno-oncology company developing novel technologies to overcome resistance to cancer immunotherapy. TuHURA’s lead innate immune response agonist candidate, IFx-2.0, is designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) in first line treatment for advanced or metastatic Merkel cell carcinoma.

In addition to its innate immune response agonist candidates, TuHURA is leveraging its Delta receptor technology to develop first-in-class bi-specific antibody-drug conjugates (“ADCs”), and antibody-peptide conjugates (“APCs”) targeting Myeloid Derived Suppressor Cells to inhibit their immune suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

TuHURA is a Nevada corporation formed on June 24, 2009 under the name Berry Only Inc. On January 25, 2013, TuHURA entered into and closed an exchange agreement, with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the exchange agreement, Del Mar (BC) became a wholly-owned subsidiary of TuHURA. On August 19, 2020, TuHURA completed its merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”), in which Adgero continued its existence under Delaware law and became a direct, wholly-owned subsidiary of TuHURA. Following the completion of the merger, TuHURA changed its name from Del Mar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on Nasdaq under the symbol “KTRA.”

On October 18, 2024, TuHURA completed a reverse merger transaction contemplated by its Agreement and Plan of Merger, dated April 2, 2024 (the “TuHURA-Kintara Merger Agreement”), with TuHURA Biosciences, Inc. (“Legacy TuHURA”), and Kayak Mergeco, Inc., a Delaware corporation wholly-owned subsidiary of TuHURA (“Kintara Merger Sub”). Pursuant to the TuHURA-Kintara Merger Agreement, Kintara Merger Sub merged with and into Legacy TuHURA with Legacy TuHURA surviving the merger (the “Kintara Merger”) and becoming TuHURA’s direct, wholly-owned subsidiary. In connection with the completion of the Kintara Merger, effective at 12:01 a.m. Eastern Time on October 18, 2024, TuHURA effected a 1-for-35 reverse stock split of its common stock. Effective at 12:03 a.m. Eastern Time on October 18, 2024, TuHURA completed the merger, and effective at 12:04 a.m. Eastern Time on October 18, 2024, TuHURA changed its name from Kintara Therapeutics, Inc. to “TuHURA Biosciences, Inc.”

TuHURA’s principal executive offices are located at 10500 University Center Drive, Suite 110, Tampa, Florida 33612. TuHURA’s telephone number is (813) 875-6600. TuHURA’s principal website address is

www.tuhurabio.com. The information contained on, or that can be accessed through, TuHURA’s website is deemed not to be incorporated in this prospectus or to be part of this joint proxy statement/prospectus. You should not consider information contained on its website to be part of this joint proxy statement/prospectus.

Hura Merger Sub I, Inc.

Hura Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of TuHURA, was formed solely for the purpose of facilitating the Mergers. Merger Sub I has not conducted any material business prior to the date of the Merger Agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred in connection with the Merger Agreement. By operation of the Mergers, Merger Sub I will be merged with and into Kineta, with Kineta being the surviving corporation of the First Merger, also known as the Surviving Entity.

Hura Merger Sub II, LLC

Hura Merger Sub II, LLC, a Delaware LLC and a wholly-owned subsidiary of TuHURA, was formed solely for the purpose of facilitating the Mergers. Merger Sub II has not conducted any material business prior to the date of the Merger Agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred in connection with the Merger Agreement. By operation of the Mergers, the Surviving Entity will merge with and into Merger Sub II, with Merger Sub II being the surviving company of the Second Merger, also known as the Surviving Company.

Merger Sub II is an entity disregarded as separate from its owner, TuHURA, for U.S. federal income tax purposes, and no election has been made to treat Merger Sub II as anything other than an entity disregarded as separate from its owner for U.S. federal income tax purposes.

TuHURA is the sole and only stockholder and/or member (both beneficially and of record) of each of the Merger Subs.

Kineta, Inc.

Kineta is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity and is focused on discovering and developing potentially differentiated immunotherapies that address the major challenges with current cancer therapy. Kineta’s immuno-oncology pipeline includes KVA12123, a novel VISTA blocking immunotherapy currently in a Phase 1/2 clinical trial in patients with advanced solid tumors, and a preclinical monoclonal antibody targeting CD27.

Through the combination of unique epitope binding and an optimized IgG1 Fc region, KVA12123 has demonstrated strong tumor growth inhibition as both a monotherapy and in combination with other checkpoint inhibitors in preclinical models. KVA12123 provides a novel approach to address immune suppression in the tumor microenvironment with a mechanism of action that is differentiated and complementary with T cell focused therapies. KVA12123 may be an effective immunotherapy for many types of cancer including non-small cell lung (NSCLC), colorectal, renal cell carcinoma, head and neck, and ovarian cancer.

KVA12123 is a VISTA blocking immunotherapy in development as a twice weekly monoclonal antibody infusion drug being evaluated in a Phase 1/2 clinical trial for patients with advanced solid tumors. Competitive therapies targeting VISTA have demonstrated either poor monotherapy anti-tumor activity in preclinical models or induction of cytokine release syndrome (CRS) in human clinical trials. Through the combination of unique epitope binding and an optimized IgG1 Fc region, KVA12123 demonstrates strong monotherapy tumor growth inhibition in preclinical models without evidence of CRS in clinical trial participants. KVA12123 has been shown to de-risk the VISTA target and provides a novel approach to address immune suppression in the TME with a mechanism of action that is differentiated and complementary with T cell focused therapies. KVA12123 may be an effective immunotherapy for many types of cancer including non-small cell lung (NSCLC), colorectal, renal cell carcinoma, head and neck, and ovarian cancer.

VISTA (V-domain Ig suppressor of T cell activation) is a negative immune checkpoint that suppresses T cell function in a variety of solid tumors. High VISTA expression in tumor correlates with poor survival in cancer patients and has been associated with a lack of response to other immune checkpoint inhibitors. Blocking VISTA induces an efficient polyfunctional immune response to address immunosuppression and drives anti-tumor responses.

Kineta was incorporated in Delaware on December 13, 2006 under the name Proteoguard, Inc. and subsequently changed its name to Proteostasis Therapeutics, Inc. on September 17, 2007. On December 22, 2020, Kineta effected a reverse merger, pursuant to which a wholly-owned subsidiary of Kineta merged with and into Yumanity, Inc. (formerly Yumanity Therapeutics, Inc.) (“Yumanity”) with Yumanity surviving as a wholly-owned subsidiary of Kineta. On December 22, 2020, Kineta changed its name from “Proteostasis Therapeutics, Inc.” to “Yumanity Therapeutics, Inc.” On December 16, 2022, Kineta effected a reverse merger, pursuant to which a wholly-owned subsidiary of Kineta merged with and into Kineta Operating, Inc. (formerly Kineta, Inc.) (“Private Kineta”) with Private Kineta surviving as a wholly-owned subsidiary of Kineta. Private Kineta subsequently merged with and into Kineta Operating, LLC, with Kineta Operating, LLC being the surviving corporation. On December 16, 2022, Kineta changed its name from “Yumanity Therapeutics, Inc.” to “Kineta, Inc.” Kineta’s principal executive offices are located at 7683 SE 27th Street, Suite 481, Mercer Island, Washington 98040. Kineta’s telephone number is (206) 378-0400. Kineta’s website address is https://kinetabio.com. The information contained on, or that can be accessed through, Kineta’s website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on its website to be part of this joint proxy statement/prospectus.

The Mergers and the Merger Agreement (see pages 197 and 224)

The terms and conditions of the Mergers are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Mergers.

Pursuant to the Merger Agreement Merger Sub I will merge with and into the Company, with the Company being the surviving corporation of the First Merger and known as the Surviving Entity; and immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II, with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to herein as the Surviving Company). Following the Mergers, Kineta Common Stock will be deregistered under the Exchange Act and will cease to be traded on the OTC.

Merger Consideration (see page 225)

At the Effective Time, each share of Kineta Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will thereupon be converted automatically into and will thereafter represent the right to receive, without interest, (x) the number of validly issued, fully paid and non-assessable shares of TuHURA Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration and (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right. As of the Effective Time, all shares of Kineta Common Stock will no longer be outstanding, will automatically be canceled and will cease to exist, and will thereafter only represent the right to receive the Merger Consideration, if any, without interest, and in each case, the right, if any, to receive cash in lieu of fractional shares into which such shares of Kineta Common Stock have been converted into TuHURA Common Stock pursuant to the Merger Agreement. If the Delaware Conversion is approved, the rights of TuHURA stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Delaware’s corporate laws, the Delaware Charter and the Delaware Bylaws once TuHURA files the Delaware Certificate of Conversion and the Nevada Articles of Conversion.

The number of shares of TuHURA Common Stock issued in the Mergers will not be based on market prices, but is fixed based on the TuHURA Share Value. However, although the number of shares of TuHURA Common Stock issuable in the Mergers will not fluctuate with market prices given that the TuHURA Share Value is fixed, the market value (e.g., the number of shares of TuHURA Common Stock received in the Mergers multiplied by the trading price of TuHURA Common Stock as of immediately prior to the Closing Date) of the Merger Consideration will fluctuate with the price of TuHURA Common Stock given TuHURA Common Stock is traded on the Nasdaq Capital Market. For illustrative purposes, if at the Effective Time, TuHURA Common Stock is trading at a market price in excess of the TuHURA Share Value, you will receive greater “market value” for your shares of Kineta Common Stock as you are receiving the same number of shares of TuHURA Common Stock given such calculation is based on the fixed value of the TuHURA Share Value. Conversely, if at the Effective Time, TuHURA Common Stock is trading at a market price that is less than the TuHURA Share Value, you will receive less “market value” for your shares of Kineta Common Stock as you are receiving the same number of shares of TuHURA Common Stock given such calculation is based on the fixed value of the TuHURA Share Value. The market price of TuHURA Common Stock has fluctuated prior to and after the date of the announcement of the Mergers and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Kineta special meeting. Accordingly, you should obtain current market quotations for TuHURA Common Stock and Kineta Common Stock before deciding how to vote on any of the proposals described in this joint proxy statement/prospectus. TuHURA Common Stock is traded on Nasdaq under the symbol “HURA.” Kineta Common Stock is traded on the OTC, under the symbol “KANT.”

TuHURA will deposit with the Exchange Agent (a) an aggregate number of shares of TuHURA Common Stock issuable in book-entry form and (b) an aggregate amount of cash, in each case, comprising approximately the amounts required to be delivered pursuant to the Merger Agreement in respect of shares of Kineta Common Stock, including cash paid in lieu of fractional shares. Upon receipt of a letter of transmittal or an “agent’s message” in customary form by the Exchange Agent after the Effective Time, Kineta stockholders will be entitled to receive: (a) a number of whole shares of TuHURA Common Stock that such holder is entitled to receive pursuant to the Merger Agreement; and (b) the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) of any cash that such holder is entitled to receive pursuant to the Merger Agreement, including any cash in lieu of fractional shares of TuHURA Common Stock.

For illustrative purposes, the following table provides examples of the initial Merger Consideration payable to holders of Kineta Common Stock at the Closing based on certain assumptions regarding the Closing Adjusted Cash Consideration as of the Closing Date:

Initial Merger Consideration payable to Kineta Stockholders(1)

	Merger Consideration Received by Kineta Stockholders at Closing Assuming a Closing Adjusted Cash Consideration Equals Negative $2,000,0000(2)	Merger Consideration Received by Kineta Stockholders at Closing Assuming the Closing Adjusted Cash Consideration Equals $0(3)	Merger Consideration Received by Kineta Stockholders at Closing Assuming the Closing Adjusted Cash Consideration Equals $2,000,000(4)
Initial Stock Consideration Per 10 Shares of Kineta Common Stock(5)	1 share of TuHURA Common Stock (plus cash in lieu of the value of 0.702562 shares of TuHURA Common Stock)	1 share of TuHURA Common Stock (plus cash in lieu of the value of 0.937398 shares of TuHURA Common Stock)	1 share of TuHURA Common Stock (plus cash in lieu of the value of 0.937398 shares of TuHURA Common Stock)
Per Share Cash Consideration	$0	$0	$0.13

(1)

This table projects the Initial Per Share Stock Consideration and Per Share Cash Consideration payable to the holders of Kineta Common Stock pursuant to the terms of the Merger Agreement and does not purport to illustrate any delayed cash or stock consideration, whether relating to the Delayed Per Share Stock Consideration or the Disposed Asset Payment Right. Each column represents an assumption regarding the Closing Adjusted Cash Consideration, which, per its definition in the Merger Agreement, is a variable amount determined as of 12:01 a.m. Eastern Time on the Closing Date and will depend on the value of the Loaned Amount and the determination of either an Estimated Net Working Capital Deficit or Estimated Net Working Capital Surplus.

(2)

Assumes, that as of the Closing Date, the Closing Adjusted Cash Consideration is a dollar amount equal to negative $2,000,000. In such case, this assumes that the sum of the Loaned Amount and the Estimated Net Working Capital Deficit equals $8,005,000, resulting in the Closing Adjusted Cash Consideration being negative $2,000,000 and resulting in a Deficit Cash Consideration amount of $2,000,000. In such scenario the Per Share Cash Consideration will be zero and Kineta stockholders will not receive any cash consideration for the exchange of their shares of Kineta Common Stock. Further, the Initial Per Share Stock Consideration will be reduced by the Deficit Cash Consideration such that the amount of shares of TuHURA Common Stock that will be issued for each share of Kineta Common Stock will equal to 2,520,511 (e.g., meaning, there is a reduction of shares of TuHURA Common Stock payable to Kineta stockholders equal to the value of the Deficit Cash Consideration, which is expressed as $14,500,000 divided by the TuHURA Share Value) divided by the Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places.

(3)

Assumes, that as of the Closing Date, the Closing Adjusted Cash Consideration is a dollar amount equal to $0. In such case, this assumes that the sum of the Loaned Amount and the Estimated Net Working Capital Deficit equals $6,005,000, resulting in the Per Share Cash Consideration being $0 and therefore Kineta stockholders will not receive any cash consideration for the exchange of their shares of Kineta Common Stock. Assuming that the Closing Adjusted Cash Consideration equals $0, holders of Kineta Common Stock will receive the number of shares of TuHURA Common Stock equal to 2,868,168, rounded down to the nearest whole share, divided by the Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places.

(4)

Assumes, that as of the Closing Date, the Closing Adjusted Cash Consideration is a dollar amount equal to $2,000,000. In such case, this assumes that the sum of the Loaned Amount and the Estimated Net Working Capital Deficit equals $4,005,000, resulting in a Per Share Cash Consideration of $0.13 per share of Kineta Common Stock payable to the holders of Kineta Common Stock pursuant to the terms of the Merger Agreement. Assuming that the Closing Adjusted Cash Consideration equals $2,000,000, holders of Kineta Common Stock will receive the number of shares of TuHURA Common Stock equal to 2,868,168, rounded down to the nearest whole share, divided by the Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places.

(5)

Assumes that a Kineta stockholder is record owner of ten (10) shares of Kineta Common Stock as of the Effective Time. Holders of Kineta Common Stock will only receive whole shares of TuHURA Common Stock and will receive cash in lieu of fractional shares of TuHURA Common Stock that would have otherwise been issued, all pursuant to the terms of the Merger Agreement.

Treatment of Kineta Stock Options and Kineta Warrants (see page 228)

At the Effective Time:

•

each In-the-Money Company Stock Option that is vested or unvested and held by a Person will be entitled to exercise such In-the-Money Company Stock Option as set forth in the applicable Optionholder Treatment Agreement and, upon such exercise, will be entitled to receive the Merger Consideration;

•	each Out-of-the-Money Company Stock Option held by a Person will be canceled and extinguished for no consideration;

•

the Pre-2023 Company Warrants will terminate upon their terms if such Pre-2023 Company Warrants are not previously exercised (if the Pre-2023 Company Warrants are exercised prior to the Effective Time, as a holder of shares of Kineta Common Stock, the holder of such former Pre-2023 Company Warrants will be entitled to receive the Merger Consideration);

•	the 2023 Company Warrants will be entitled to the benefits as set forth in the applicable Warrantholder Treatment Agreement.

On March 7, 2025, Kineta entered into a securities exchange agreement (the “Exchange Agreement”) with an existing investor and holder of some of the 2023 Company Warrants (the “Holder”) pursuant to which Kineta agreed to issue an aggregate of 1,880,342 shares of Kineta Common Stock consisting of (i) an aggregate of 1,225,323 shares of Kineta Common Stock and (ii) a pre-funded warrant to purchase up to an aggregate of 655,019 shares of Kineta Common Stock, in exchange for certain outstanding 2023 Company Warrants (the “Prior Warrants”) held by the Holder to purchase up to 2,315,387 shares of Kineta Common Stock with exercise prices ranging from $3.25 to $4.08 (the “Exchange”). Kineta has cancelled the Prior Warrants reacquired in the Exchange and such Prior Warrants will not be reissued. In addition, pursuant to the Exchange Agreement, in connection with the transactions contemplated by the Merger Agreement, the Holder agreed to (i) appear in person or online (for a virtual meeting) or by proxy at the Kineta special meeting and (ii) vote (or cause to be voted) the shares of Kineta Common Stock held by the Holder in favor of the approval of the Merger Agreement Proposal, the Compensation Proposal and the Kineta Adjournment Proposal.

After giving effect to the Exchange, some of the 2023 Company Warrants remain outstanding.

Asset Sales (see page 246)

Partnered Programs Asset Sale

Kineta has also entered into the HCRX Asset Purchase Agreement with HCRX, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the HCRX Asset Purchase Agreement, Kineta will sell to HCRX all of right, title and interest in and to the Partnered Programs, for a purchase price of $1.00 in cash and the right to receive 72.5% or 45%, as applicable, of any milestone or royalty payments payable to Kineta pursuant to the Partnered Programs for a period not to exceed six years.

The closing of the Partner Programs Asset Sales will occur as promptly as practicable (but in no event later than the second Business Day after the last of the conditions to the Partner Programs Asset Sales has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Partner Programs Asset Sales, but subject to the satisfaction or waiver of each such conditions), or at such other time as Kineta and HCRX agree. Kineta anticipates that the consummation of the Partner Programs Asset Sales will occur in Kineta’s first fiscal quarter of 2025. However, because the Partner Programs Asset Sales is subject to a number of conditions, Kineta cannot predict exactly when the closing of the Partner Programs Asset Sales will occur or if it will occur at all. For more information on the Partner Programs Asset Sales and the HCRX Asset Purchase Agreement, please see “Certain Material Contracts—HCRX Asset Purchase Agreement.”

Either Kineta or HCRX can terminate the HCRX Asset Purchase Agreement under certain circumstances, which would prevent the Partner Programs Asset Sales from being consummated.

KCP506 Asset Sale

On February 4, 2025, Kineta Chronic Pain entered into the Pacira Asset Purchase Agreement with Pacira pursuant to which Kineta Chronic Pain agreed to sell certain of its assets related to the development of KCP506, a product candidate for pain treatment. In return, Pacira agreed to pay a purchase price of $450,000 and assume limited liabilities associated with the KCP506 assets. Pacira also agreed to pay for all costs related to patent prosecution for registered intellectual property relating to KCP506 which were due February 1, 2025. The assets to be transferred include intellectual property rights, assumed contracts, permits, inventory, tangible personal property, business records, warranties, and deposits, while certain liabilities and assets, such as the Program Assets, are excluded.

CD27 Asset Transfer

On January 29, 2025, Kineta entered into the GigaGen Agreement with GigaGen. Effective as of the date thereof, the GigaGen agreement terminated the existing CD27 Agreement between the two parties, which was dated June 9, 2021, and subsequently amended on July 31, 2022, December 21, 2022 and May 25, 2023. The termination is mutually agreed upon and is not due to any fault or breach by either party. As part of the termination, GigaGen waived all fees accrued, due, or payable by Kineta, totaling $180,000. Kineta agreed to assign all solely owned and jointly owned right, titles, and interests in certain intellectual property and patents related to the CD27 program back to GigaGen. Additionally, pursuant to the GigaGen Agreement, Kineta will transfer all related data and regulatory filings to GigaGen by February 8, 2025. Kineta also granted to GigaGen, an exclusive, perpetual, irrevocable, unrestricted, fully paid-up, royalty-free, worldwide, transferable, sublicensable (through multiple tiers) right and license to use, copy, reproduce, modify, create derivative works, make, have made, distribute, commercialize and otherwise fully exploit all information in respect of Kineta’s CD27 prgram to the full extent of Kineta’s rights therein. Both parties released each other from any claims or liabilities arising from the CD27 Agreement, except for those specified in the GigaGen Agreement.

Recommendation of the TuHURA Board of Directors; TuHURA’s Reasons for the Mergers (see page 215)

The TuHURA Board of Directors unanimously recommends that TuHURA stockholders vote “FOR” the Authorized Share Increase Proposal, “FOR” the Delaware Conversion Proposal , “FOR” the director nominees named in the Director Election Proposal, “FOR” the Executive Compensation Proposal, “FOR” the Auditor Ratification Proposal and “FOR” the TuHURA Adjournment Proposal, each as described in further detail in this joint proxy statement/prospectus. For a description of the factors considered by the TuHURA Board of Directors in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Authorized Share Increase, and additional information on the recommendation of the TuHURA Board of Directors, see the section entitled “The Mergers—Recommendation of the TuHURA Board of Directors; TuHURA’s Reasons for the Mergers” beginning on page 215.

Recommendation of the Kineta Board of Directors; Kineta’s Reasons for the Transactions (see page 217)

The Kineta Board of Directors unanimously recommends that Kineta stockholders vote “FOR” the Merger Agreement Proposal, “FOR” the Compensation Proposal, and “FOR” the Kineta Adjournment Proposal. For a description of the factors considered by the Kineta Board of Directors in reaching this decision, including its approval of the Asset Sales, potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the Kineta Board of Directors, see the section entitled “The Mergers—Recommendation of the Kineta Board of Directors; Kineta’s Reasons for the Transactions” beginning on page 217.

The TuHURA Special Meeting (see page 175)

The TuHURA special meeting will be held virtually on [●], 2025, beginning at [●] a.m., Eastern Time. The purposes of the TuHURA special meeting are as follows:

Proposal 1: Approval of the Authorized Share Increase. To consider and vote on the Authorized Share Increase Proposal;

Proposal 2: Approval of the Delaware Conversion. To consider and vote on the Delaware Conversion Proposal; and

Proposal 3: Approval of the Director Election Proposal. To consider and vote on the director nominees named in the Director Election Proposal;

Proposal 4: Approval of the Executive Compensation: To consider and vote, on an advisory basis, the compensation of TuHURA’s executive officers as set forth in the Executive Compensation Proposal;

Proposal 5: Approval of Fiscal year 2025 Auditor: To consider and vote, on an advisory basis, the Auditor Ratification Proposal; and

Proposal 6: Adjournment of the TuHURA special meeting. To consider and vote on the TuHURA Adjournment Proposal.

Completion of the Mergers is conditioned on, among other things, the approval of the Authorized Share Increase Proposal by TuHURA stockholders. Approval of the Delaware Conversion Proposal, the Director Election Proposal, the Executive Compensation Proposal and the Auditor Ratification Proposal by the TuHURA stockholders is not a condition to the completion of the Mergers. Only holders of record of issued and outstanding shares of TuHURA Common Stock as of the close of business on the Record Date, are entitled to notice of, and to vote at, the TuHURA special meeting or any adjournment or postponement of the TuHURA special meeting. TuHURA stockholders may cast one vote for each share of TuHURA Common Stock that TuHURA stockholders owned as of that Record Date.

If the Delaware Conversion Proposal is approved, but the Authorized Share Increase Proposal is not, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will remain at 75 million shares of TuHURA Common Stock. If both the Delaware Conversion Proposal and the Authorized Share Increase Proposal are approved, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will increase to 200 million shares of TuHURA Common Stock.

Assuming a quorum is present at the TuHURA special meeting, the Authorized Increase Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Shares of TuHURA Common Stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to adopt the Authorized Share Increase Proposal and Delaware Conversion Proposal.

Whether or not there is a quorum, the approval of the TuHURA Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the TuHURA special meeting on this proposal. Accordingly, a failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the TuHURA Adjournment Proposal.

The Kineta Special Meeting (see page 189)

The Kineta special meeting will be held virtually on [●], beginning at [●] a.m., Eastern Time. The purposes of the Kineta special meeting are as follows:

Proposal 1: Adoption of the Merger Agreement. To consider and vote on the Merger Agreement Proposal;

Proposal 2: Advisory (Non-Binding) Vote on Mergers-Related Compensation for Named Executive Officers. To consider and vote on the Compensation Proposal; and

Proposal 3: Adjournment of the Kineta special meeting. To consider and vote on the Kineta Adjournment Proposal.

Completion of the Mergers is conditioned on, among other things, the approval of the Merger Agreement Proposal by Kineta stockholders. Approval of the advisory proposal concerning the Mergers-related compensation arrangements for Kineta’s named executive officers is not a condition to the obligation of either Kineta or TuHURA to complete the Mergers. As described in this joint proxy statement/prospectus, the officers and directors and certain stockholders of Kineta entered into support agreements with TuHURA and Kineta whereby such stockholders agreed to vote all of their shares of common stock of Kineta in favor of approving the Merger Agreement Proposal and Adjournment Proposal described in this joint proxy statement/prospectus.

Only holders of record of issued and outstanding shares of Kineta Common Stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Kineta special meeting or any adjournment or postponement of the Kineta special meeting. Kineta stockholders may cast one vote for each share of Kineta Common Stock that Kineta stockholders owned as of that Record Date.

Assuming a quorum is present at the Kineta special meeting, the Merger Agreement Proposal requires the affirmative vote of a majority of the outstanding shares of Kineta Common Stock entitled to vote thereon. Shares of Kineta Common Stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to adopt the Merger Agreement.

Assuming a quorum is present at the Kineta special meeting, approval of the Compensation Proposal requires the affirmative vote of a majority of the votes cast at special meeting on this proposal. Accordingly, a failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Compensation Proposal.

Whether or not there is a quorum, the approval of the Kineta Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the Kineta special meeting on this proposal. Accordingly, a failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Kineta Adjournment Proposal.

Interests of TuHURA’s Directors and Executive Officers in the Mergers (see page 322)

Other than with respect to continued service for, employment by and the right to continued indemnification by TuHURA, and the rights and obligations in the TuHURA Support Agreements (see “Certain Material Contracts”), as of the date of this joint proxy statement/prospectus, TuHURA directors and executive officers do not have interests in the Mergers that are different from, or in addition to, the interests of other TuHURA stockholders generally. The TuHURA Board of Directors was aware of and considered these factors, among other matters, in reaching its determination that the Mergers are in the best interests of TuHURA and approving and declaring advisable the Merger Agreement and the issuance of shares of TuHURA Common Stock in connection with the Mergers and recommending that TuHURA’s stockholders approve the Authorized Share Increase Proposal and the Delaware Conversion Proposal.

Following the consummation of the Mergers, all six of the current members of the TuHURA Board of Directors are expected to continue as members of the TuHURA Board of Directors. James Manuso, Ph.D., Chair of the TuHURA Board of Directors, is expected to continue to serve as Chair of the TuHURA Board of Directors. In addition, TuHURA’s executive officers are expected to continue to serve as the executive officers of TuHURA following the consummation of the Mergers pursuant to the terms of their respective employment agreements.

Interests of Kineta’s Directors and Executive Officers in the Mergers (see page 398)

When considering the foregoing recommendation of the Kineta Board of Directors that you vote to approve the proposal to adopt the Merger Agreement, Kineta stockholders should be aware that Kineta’s directors and executive officers may have interests in the Mergers that are different from, or in addition to, Kineta stockholders more generally. In (1) evaluating and negotiating the Merger Agreement, (2) approving the Merger Agreement and the Mergers and (3) recommending that the Merger Agreement be adopted by Kineta stockholders, the Kineta Board of Directors was aware of and considered these interests, among other matters. These interests include:

Cash Retention Plan Payments to Kineta Executive Officers

Pursuant to that certain Cash Retention Plan adopted by the Kineta Board of Directors on April 14, 2024, in consideration of the additional time and effort that is required of the executive officers in connection with the Mergers and subject to continued employment through the Effective Time, each of Kineta’s executive officers will receive a one-time cash payment. Mr. Philips will receive $83,333 and each of Mr. Baker and Dr. Guillaudeux will receive $72,917, in each case less all required tax withholdings and other applicable deductions

Appraisal Rights (see page 459)

If the Mergers are completed and certain other statutory requirements described herein are met, Kineta stockholders of record and beneficial owners who do not vote in favor of the Merger Agreement Proposal, who continuously hold such shares through the Effective Time and who properly demand appraisal of their Dissenting Shares, may be entitled to appraisal rights in connection with the Mergers under Section 262 of the DGCL. This means that Kineta stockholders of record and beneficial owners are entitled to have their shares appraised by the Court of Chancery and to receive in lieu of the Merger Consideration a cash payment of an amount determined by the Court of Chancery equal to the “fair value” of their Kineta Common Stock, exclusive of any elements of value arising from the accomplishment or expectation of the Mergers, together with interest to be paid on the amount determined to be fair value, if any, as determined by the Court of Chancery or as described further herein, so long as they comply with the procedures established by Section 262 of the DGCL and certain other conditions relating to stock ownership thresholds are met.

At the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder will thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration.

A detailed description of the procedures required to be followed in order to perfect appraisal rights by Kineta stockholders of record and beneficial owners if desired is included in the section entitled “Appraisal Rights” beginning on page 459 of this joint proxy statement/prospectus, which detailed description is qualified by reference to the full text of Section 262 of the DGCL attached as Annex B to this joint proxy statement/prospectus. Due to the complexity of the procedures described above, Kineta stockholders who are considering exercising such rights are encouraged to carefully review Annex B and seek the advice of their legal counsel and financial advisors. Failure to comply strictly with these procedures will result in loss of the right of appraisal.

Kineta stockholders of record and beneficial owners considering seeking appraisal should be aware that the fair value of their shares of Kineta Common Stock as determined by the Court of Chancery pursuant to Section 262 of the DGCL could be more than, the same as or less than the value of the Merger Consideration.

Conditions to the Completion of the Mergers (see page 240)

Under the Merger Agreement, the obligations of each of TuHURA and Kineta to complete the Mergers are subject to the satisfaction or waiver, at or prior to the completion of the Mergers, of the following, among other conditions:

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•

compliance with any material state securities laws applicable to the issuance of the shares of TuHURA Common Stock in connection with the transactions contemplated by the Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of TuHURA Common Stock by any applicable state securities commissioner or court of competent jurisdiction;

•	the attainment of the Kineta Stockholder Approval and TuHURA Stockholder Approval;

•	approval of the listing of the additional shares of TuHURA Common Stock on Nasdaq (subject to official notice of issuance); and

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition under applicable law; no law enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the Mergers and the transactions contemplated by the Merger Agreement.

Under the Merger Agreement, the satisfaction or waiver, at or prior to the completion of the Mergers, of certain additional obligations is required for the obligations of each of TuHURA and Kineta respectively to complete the Mergers. See “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page 240 for details on all such conditions.

In addition, each party’s obligation to complete the Mergers are subject to, among other things, the accuracy of certain representations and warranties of the other party and the compliance by the other party with its covenants, in each case, subject to the materiality standards set forth in the Merger Agreement, and the absence of any material adverse effect affecting the other party after the date of the Merger Agreement that is continuing.

Neither TuHURA nor Kineta can be certain when, or if, the conditions to the Mergers will be satisfied or waived, or that the Mergers will be completed.

No Solicitation of Acquisition Proposals (see page 234)

Subject to certain exceptions described below, Kineta has agreed that, during the Pre-Closing Period, it will not, and will cause its subsidiaries and its and their respective Representatives not to, directly or indirectly, take any of the following actions:

•

initiate, solicit or encourage (including by providing information, provided, that any communication undertaken by the Company in the ordinary course of business and not related, directly or indirectly, to an Acquisition Proposal, the Mergers or any other similar transaction shall not, in and of itself, be deemed an action by the Company to encourage) any proposals or offers with respect to, or the making or completion of, an Acquisition Proposal;

•

engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, an Acquisition Proposal;

•

waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which the Company or any subsidiary of the Company is a party that restricts the making of an Acquisition Proposal, unless the Kineta Board of Directors concludes in good faith (after consultation with outside legal counsel) that failing to so waive or provide consent would be inconsistent with the Kineta Board of Directors’ exercise of its fiduciary duties to the Company’s stockholders under applicable laws, and any waiver or consent so granted shall not be deemed to be the encouragement, initiation or solicitation of an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal; or

•

approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal (other than an acceptable confidentiality agreement (as defined in “The Merger Agreement—No Solicitation by Kineta—Fiduciary Exception” beginning on page 234), except for certain permitted board determinations or actions pursuant to the Fiduciary Exception outlined in “The Merger Agreement—No Solicitation by Kineta—Fiduciary Exception” beginning on page 234, provided also that and any action, agreement, negotiation, discussion, communication, or transactions primarily contemplating disposing of or otherwise in connection with a Permitted Asset Disposition (see below) shall not constitute an Acquisition Proposal and shall not be deemed to be a breach under the terms of the Merger Agreement.

Kineta has also agreed that it, its subsidiaries and its Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. Under the Merger Agreement, Kineta acknowledges and agrees that any violation of the restrictions set forth above by any Representative acting for, on behalf or at the direction of the Company, or any subsidiary of the Company shall constitute a breach of the Merger Agreement by the Company.

Under the Merger Agreement, however, prior to the approval of the Merger Agreement Proposal, but not after the Kineta Stockholder Approval and subject to certain specified circumstances and subject to certain conditions, Kineta may furnish non-public information regarding Kineta and its subsidiaries to, and may enter into discussions or negotiations with, any person or entity (and its representatives) in response to a bona fide, written acquisition proposal that is made to Kineta after the date of the Merger Agreement by such person or entity (and not withdrawn). Kineta has also agreed to as promptly as practicable advise TuHURA in writing if Kineta or any of its subsidiaries or representatives receives an acquisition proposal or an acquisition inquiry at any time during the Pre-Closing Period.

Kineta Change of Recommendation (see page 234)

Subject to certain exceptions, the Kineta Board of Directors and any of its committees agree not to:

•

withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, the Kineta Board of Directors Recommendation, in each case, in a manner adverse to TuHURA or Merger Subs;

•	except as permitted by the Merger Agreement, fail to include the Recommendation in the joint proxy statement/prospectus;

•

if a tender or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender or exchange offer by the stockholders of the Company (including by taking no position with respect to the acceptance of such tender or exchange offer by the stockholders of the Company) within five (5) Business Days after commencement thereof pursuant to Rule 14d-2 under the Exchange Act; or

•

approve, authorize or recommend or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise publicly declare advisable, any Acquisition Proposal or Acquisition Agreement (any of such actions, an Adverse Recommendation Change).

Under the Merger Agreement, at any time prior to, but not after obtaining the Kineta Stockholder Approval, the Kineta Board of Directors may effect an Adverse Recommendation Change with respect to an Acquisition Proposal if, and only if:

•	such Acquisition Proposal was not solicited by the Company or caused by the Company to have been solicited, in each case, following the Signing Date in violation of the Merger Agreement;

•

the Company provides TuHURA with a written notice indicating that the Company, acting in good faith, believes that such Acquisition Proposal constitutes a Superior Proposal and, therefore, plans to conduct a meeting of the Company Board for the purpose of considering whether such Acquisition Proposal constitutes a Superior Proposal, which notice shall be delivered to TuHURA at least five (5) Business Days prior to the date of such meeting of the Kineta Board of Directors and shall also include a copy of such Acquisition Proposal (or, if made orally, a reasonable description of the material terms of such Acquisition Proposal) and the other information required by the Merger Agreement;

•

during such five (5) Business Day period the Company shall, and shall cause its Representatives to, negotiate with TuHURA in good faith (to the extent TuHURA desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal shall cease to constitute a Superior Proposal;

•

the Kineta Board of Directors makes the determination that such Acquisition Proposal (after taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by TuHURA in response to such proposal) constitutes a Superior Proposal; and

•

the Kineta Board of Directors concludes in good faith, after consultation with outside legal counsel, based on the information then available, that failing to make an Adverse Recommendation Change would violate its fiduciary duties to the Company’s stockholders under applicable laws.

Upon any amendment to the financial terms or any other material amendment of an Acquisition Proposal, the Company shall as promptly as practicable provide a new notice to TuHURA describing such amendment and the obligations set forth in the third and fourth bullets immediately above shall continue for at least two (2) Business Days after delivery to TuHURA of such notice (and, if necessary, the Kineta Board of Directors meeting shall be postponed to accommodate such additional negotiation period).

Termination of the Merger Agreement (see page 242)

The Merger Agreement may be terminated and the Mergers and other transactions contemplated thereby may be abandoned by action taken or authorized by the board of directors of the terminating party at any time prior to the Effective Time or the Second Effective Time (with any termination by TuHURA also being an effective termination by Merger Subs):

•	by the mutual written consent of TuHURA and Kineta;

•

by either TuHURA and Kineta if the Mergers have not been consummated by June 30, 2025 (subject to possible extensions), the End Date; provided that any breach of the Merger Agreement by the terminating party has not been the primary cause of the failure of the Mergers to have occurred on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement. TuHURA may, on or prior to June 30, 2025, upon written notice to Kineta, extend the End Date to no later than July 31, 2025, provided that as a condition to making such extension, TuHURA shall advance to Kineta an amount equal to $250,000 to fund Kineta expenses, which amount shall not increase the Loaned Amount. If the SEC has not declared effective under the Securities Act this Registration Statement by the date which is thirty (30) days prior to the End Date, then either the Company or TuHURA will be entitled to extend the End Date for an additional thirty (30) days;

•

by either TuHURA or Kineta if: (i) a law has been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction remaining in effect prohibiting or making illegal the consummation of the Mergers or (ii) any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action has become final and nonappealable;

•

by either TuHURA or Kineta if the Kineta Stockholder Approval has not have been obtained at the Kineta special meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate the Merger Agreement for this reason shall not be available to any party whose material breach of its obligations under the Merger Agreement has been the proximate cause of, or resulted in, the failure of the Kineta Stockholder Approval to be obtained;

•

by either TuHURA or Kineta if the TuHURA Stockholder Approval has not have been obtained at the TuHURA special meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate the Merger Agreement for this reason shall not be available to any party whose material breach of its obligations under the Merger Agreement has been the proximate cause of, or resulted in, the failure of the TuHURA Stockholder Approval to be obtained;

•

by TuHURA (at any time prior to the time Kineta Stockholder Approval is obtained) if: all of the following have occurred: (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement or any of its representations and warranties set forth in the Merger Agreement have become untrue, either individually or in the aggregate, (ii) such breach or failure to perform or to be true, would result in the failure of a condition precedent to obligations of TuHURA and the Merger Subs described above to be satisfied, in each case, where such breach or failure is incapable of being cured by the Company by the End Date, (iii) TuHURA has notified the Company of such breach, and (iv) such breach has not been cured prior to the earlier of the End Date or 30 days after receipt of notice;

•

by TuHURA (at any time prior to the time Kineta Stockholder Approval is obtained) if: (i) the Kineta Board of Directors has effected an Adverse Recommendation Change, (ii) the Kineta Board of Directors has failed to publicly reaffirm the Recommendation withing five (5) Business Days after the date any Acquisition Proposal or any material modification thereto is first publicly announced to the Company’s stockholders upon a request to do so by TuHURA or (ii) Kineta has committed a willful and material breach of its obligations described in further detail under “The Merger Agreement—No Solicitation by Kineta” beginning on page 234;

•

by Kineta (at any time prior to the time the TuHURA Stockholder Approval is obtained) if all of the following have occurred: (i) TuHURA or the Merger Subs have breached or failed ot perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement or any of its representations and warranties set forth in the Merger Agreement have become untrue, (ii) such breach or failure of to perform or to be true, would result in the failure of a condition precedent to obligations of the Company described above to be satisfied, in each case, where such breach or failure is incapable or being cured by TuHURA or the Merger Subs by the End Date, (iii) the Company has notified TuHURA of such breach and, (iv) such breach has not been cured prior to the earlier of the End Date or 30 days after receipt of notice; or

•

by Kineta if, following the satisfaction of all other conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at Closing) TuHURA is incapable of closing the Concurrent Investment before the End Date.

Termination Fees (see page 244)

Upon termination of the Merger Agreement (i) by Kineta to accept and enter into a definitive agreement with respect to a Superior Proposal; (ii) by TuHURA because the Kineta Board Directors has effected and Adverse Recommendation Change, failed to publicly reaffirm the Recommendation per the terms of the Merger Agreement or Kineta committed a willful and material breach of its non-solicitation covenants; or (iii) (A) the Merger Agreement is terminated by either TuHURA or Kineta because the Mergers have not been effected before the End Date, there is a law enjoining the consummation of the Mergers, the Kineta Stockholder Approval has not been obtained or the TuHURA Stockholder Approval has not been obtained and (B) in the Pre-Closing Period, an Acquisition Proposal was communicated to Kineta or to Kineta’s stockholders and, in either case, has not been publicly withdrawn and within twelve (12) months after such termination, Kineta enters into a definitive agreement that would have constituted an Acquisition Proposal (provided, that for these purposes, the references in the definition of “Acquisition Proposal” to “20% or more” are replaced by “more than 50%”), Kineta will be required to pay TuHURA a termination fee of $1,000,000; or (b) by Kineta, if TuHURA is unable to close the Concurrent Investment before the End Date and all other conditions to Closing are satisfied, TuHURA will be required to pay Kineta a termination fee of $1,000,000.

Certain Agreements Related to the Mergers (see page 245)

Exclusivity and Right of First Offer Agreement

On July 3, 2024 (the “Exclusivity Agreement Effective Date”), Kineta and TuHURA entered into an exclusivity and right of first offer agreement (the “Exclusivity Agreement”), pursuant to which, among other things, Kineta granted TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123, Kineta’s VISTA blocking immunotherapy, during the period commencing as of the Exclusivity Agreement Effective Date and continuing through the first to occur of (a) the execution of any definitive agreement with respect to a potential transaction by TuHURA or one or more of its affiliates and (b) 11:59 PM Eastern Time on October 1, 2024, subject to extension as noted in the Exclusivity Agreement. In consideration for Kineta’s compliance with its obligations set forth in the Exclusivity Agreement, TuHURA paid to Kineta $5.0 million in July 2024, and in October 2024, TuHURA exercised its right to extend the TuHURA Agreement and paid Kineta $300,000 for the two (2) available renewal periods. The Exclusivity Payments are credited against the Per Share Cash Consideration payable to Kineta stockholders pursuant to the Merger Agreement.

Kineta Support Agreements

Contemporaneously with the execution of the Merger Agreement, on December 11, 2024, each director and officer of Kineta and their respective Affiliates, solely in their capacities as stockholders of Kineta, entered into a Kineta Support Agreement pursuant to which each director and officer agreed to vote all of their shares of Kineta Common Stock in favor of the approval of the Merger Agreement Proposal; if applicable, in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated thereby on the date on which such meeting is held. Additionally, each director and officer has agreed not to (a) transfer any of their shares of Kineta Common Stock or any shares of Kineta Common Stock acquired subsequent to entering into the Kineta Support Agreement, (b) exercise their appraisal rights, or otherwise (c) take any action that is inconsistent with the voting commitment expressed in the Kineta Support Agreement.

TuHURA Support Agreements

Contemporaneously with the execution of the Merger Agreement, on December 11, 2024, each director and certain officers of TuHURA, solely in their capacities as stockholders of TuHURA, entered into a TuHURA Support Agreement pursuant to which each director, the chief executive officer and chief financial officer agreed to vote all of their shares of TuHURA Common Stock in favor of the approval of the Authorized Share Increase; if applicable, in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Authorized Share Increase on the date on which such meeting is held. Additionally, such stockholders have agreed not to (a) transfer any of their shares or any shares acquired subsequent to entering into the TuHURA Support Agreement or (b) take any action that is inconsistent with the voting commitment expressed in the TuHURA Support Agreement.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement and as a condition to the Closing, each director, officer and their respective Affiliates (which hold shares of Kineta Common Stock) of Kineta, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, subject to specified exceptions, they have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, one-third (1/3) of TuHURA Common Stock received as Initial Share Consideration pursuant to the Merger Agreement or any securities convertible into or exercisable or exchangeable for TuHURA Common Stock, currently or thereafter owned until 180 days after the Effective Time of the Mergers.

Clinical Trial Funding Agreement (see page 246)

Simultaneously with the execution with the Merger Agreement, Kineta and TuHURA entered into the CTF Agreement, pursuant to which TuHURA has agreed to loan up to $900,000 to Kineta solely for the purpose of funding certain research and development expenses, as set forth in the CTF Agreement. Pursuant to the terms of the CTF Agreement, Kineta granted a security interest to TuHURA in the assets, rights, including patents, patent rights, patent applications, product and development program assets, and other rights and assets, associated with, derived from, related to, or used in connection with the KVA12123 and the KVA12123 development program and clinical trial. Any amounts loaned to Kineta under the CTF Agreement shall be evidenced by a promissory note bearing interest at 5% simple interest per annum, payable on the earlier of (a) following the Closing, any date on which TuHURA demands payment by written notice to Kineta or (b) if the Merger Agreement is terminated, within ten (10) days following the date of such termination. No proceeds under the CTF Agreement may be used for any other purposes, including without limitation, paying any operating, transaction or other expenses of Kineta.

Accounting Treatment (see page 222)

The Mergers will be accounted for by applying the acquisition method of accounting for business combinations under U.S. GAAP. Under this method, TuHURA is expected to be the accounting acquirer.

The Asset Sales will be accounted for as a gain on sale of assets by Kineta, as that term is used under U.S. GAAP, for accounting and financial reporting purposes.

Material U.S. Federal Income Tax Consequences of the Mergers (see page 439)

Each of the parties to the Merger Agreement intend to, and do, adopt a plan of reorganization within the meaning of Section 1.368-2(g) of the Treasury Regulations and Section 354(a)(1) of the Code, and that, for U.S. federal income tax purposes, the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. TuHURA and the Company shall not take any action prior to the Closing, and TuHURA (and its affiliates) shall not take any action or fail to take any action (and shall prevent the Surviving Company from taking any action or failing to take any action) following the Closing, that would cause the Mergers to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. TuHURA, the Company and the Surviving Company (and each of their respective affiliates, as applicable) shall report the Mergers for income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a tax authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding the above, no party to the Merger Agreement makes any representation with respect to the tax treatment of the Mergers.

TuHURA will, upon request, use commercially reasonable efforts to cooperate with the Stockholders Representative, the Company (and the Company’s counsel) to document and support the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code, including providing representation letters and/or other similar factual support letters.

U.S. Federal Income Tax Consequences of the Delaware Conversion (see page 187)

TuHURA believes that the reincorporation from Nevada to Delaware will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, which involves a reorganization that is a mere change in identity, form or place of organization for a corporation. If the Delaware Conversion is treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, a TuHURA stockholder will not recognize gain or loss as a result of the consummation of the Delaware Conversion. For a more detailed discussion of the U.S. federal income tax considerations generally applicable to the Delaware Conversion, see “TuHURA Proposal 2: Approval of the Delaware Conversion—U.S. Federal Income Tax Consequences of the Delaware Conversion”.

Comparison of Stockholders’ Rights (see page 446)

Upon completion of the Mergers, and if the Delaware Conversion Proposal is not approved, Kineta stockholders receiving shares of TuHURA Common Stock will become stockholders of TuHURA, their rights will be governed by Nevada law and the governing corporate documents of TuHURA in effect at the Effective Time. Kineta stockholders will have different rights once they become stockholders of TuHURA due to differences between the governing corporate documents of TuHURA and the governing corporate documents of Kineta. If the Mergers are completed and the TuHURA stockholders approve the Delaware Conversion, TuHURA and the rights of TuHURA stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Delaware’s corporate laws, the Delaware Charter and the Delaware Bylaws. For additional detail, see the section entitled “Comparison of Stockholders’ Rights”.

If the Delaware Conversion Proposal is approved, but the Authorized Share Increase Proposal is not, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will remain at 75 million shares of TuHURA Common Stock. If both the Delaware Conversion Proposal and the Authorized Share Increase Proposal are approved, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will increase to 200 million shares of TuHURA Common Stock.

Listing of TuHURA Common Stock; Deregistration of Kineta Common Stock (see page 223)

TuHURA has agreed to use its reasonable best efforts to cause the shares of TuHURA Common Stock to be issued to Kineta stockholders in the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance. If the Mergers are completed, Kineta Common Stock will be deregistered under the Exchange Act, and Kineta will no longer be required to file periodic reports with the SEC with respect to Kineta Common Stock.

Kineta has agreed to cooperate with TuHURA and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable legal requirements (including the rules and policies of the OTC) to enable the deregistration of the shares of Kineta Common Stock under the Exchange Act as promptly as practicable after the Effective Time, provided, however, that such deregistration and termination shall not be effective until after the Effective Time as of the Closing Date.

Litigation Related to the Mergers (see page 223)

Stockholders of TuHURA or Kineta may file lawsuits challenging the Mergers or the other transactions contemplated by the Merger Agreement, which may name TuHURA, Kineta, members of the boards of directors of TuHURA or Kineta, or others as defendants.

No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Mergers on the agreed-upon terms, such an injunction may delay the completion of the Mergers or may prevent the Mergers from being completed altogether.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Market Prices

TuHURA Common Stock is listed on the Nasdaq under the symbol “HURA” and Kineta Common Stock is traded on the OTC under the symbol “KANT.” The following table sets forth the closing sale price per share of TuHURA Common Stock and Kineta Common Stock as reported on the Nasdaq and OTC, respectively, as of (i) December 11, 2024, the trading day immediately before the public announcement of the Mergers and (ii) [●], 2025, the latest practicable trading date before the date of this joint proxy statement/prospectus.

	TuHURA Common Stock			Kineta Common Stock
December 11, 2024		$5.84			$0.59
[●], 2025	$	[●	]	$	[●]

The market prices of shares of TuHURA Common Stock and Kineta Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the dates of the Kineta special meeting and the Closing Date. No assurance can be given concerning the market prices of shares of TuHURA Common Stock or Kineta Common Stock before completion of the Mergers or shares of TuHURA Common Stock after completion of the Mergers. However, the market price of shares of TuHURA Common Stock (and therefore the market value of the Merger Consideration when received by Kineta stockholders upon completion of the Mergers) could be greater than, less than or the same as shown in the table above given that although the TuHURA Share Value is fixed, the market price of the TuHURA Common Stock will continue to fluctuate before Closing. Accordingly, Kineta stockholders are advised to obtain current market quotations for shares of TuHURA Common Stock and Kineta Common Stock in connection with deciding how to vote on the proposal to adopt the Merger Agreement.

As of [●], 2025, the Record Date for the TuHURA Special Meeting, there were approximately [●] registered holders of record of the TuHURA Common Stock and [●] holders of record of TuHURA preferred stock. As of [●], 2025, the Record Date for the Kineta Special Meeting, Kineta had [●] holders of record of Kineta Common Stock. For detailed information regarding the beneficial ownership of certain TuHURA and Kineta stockholders, see the sections of this joint proxy statement/prospectus titled “Certain Beneficial Owners of TuHURA Common Stock” and “Certain Beneficial Owners of Kineta Common Stock.”

Dividends

TuHURA has never declared or paid any cash dividends on its TuHURA Common Stock. If the Mergers do not occur, TuHURA does not anticipate paying any cash dividends on its capital stock in the foreseeable future, and TuHURA intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the TuHURA Board of Directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the TuHURA Board of Directors deem relevant.

On December 14, 2022, pursuant to the Asset Purchase Agreement (the “Yumanity Asset Purchase Agreement”) by and between Yumanity and Janssen Pharmaceutica NV (“Janssen”), Yumanity sold to Janssen (such transaction, the “Yumanity Asset Sale”) all of its rights, title and interest in and to clinical-stage product candidate YTX-7739 as well Yumanity’s unpartnered pre-clinical and discovery-stage product candidates and related intellectual property rights for a purchase price of $26.0 million in cash. In connection with the Yumanity Asset Sale, on December 19, 2022, the Company distributed $15.5 million in remaining available cash proceeds from the Yumanity Asset Sale, net of net cash requirements associated with the closing of the Yumanity-Kineta merger and amounts retained for outstanding obligations, to stockholders of record as of the close of business on December 15, 2022, via a one-time dividend. Other than the planned distribution in connection with the closing of the Asset Sales, Kineta does not currently anticipate declaring or paying cash dividends on its capital stock in the foreseeable future. Under the terms of the Merger Agreement, Kineta is not permitted to declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its shares of capital stock or other securities during the Pre-Closing Period without the prior written consent of TuHURA (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be expressly permitted under the Merger Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the documents to which TuHURA and Kineta refer you in this registration statement, as well as oral statements made or to be made by TuHURA and Kineta, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions. Statements included in this registration statement, of which this joint proxy statement/prospectus forms a part, that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of TuHURA and Kineta. In some cases, you can identify these statements by terminology such as “may,” “should,” “plans,” “believe,” “will,” “anticipate,” “estimate,” “expect,” “project,” or “intend,” “could,” “predicts,” “seeks,” “target,” “endeavor,” “potential,” “continue” including their opposites or similar phrases or expressions. TuHURA and Kineta caution investors that any forward-looking statements, including statements related to anticipated operating results, business strategies and outlook of TuHURA and Kineta, proposed financing for the transaction, anticipated benefits of the Mergers, the anticipated impact of the Mergers on TuHURA’s and Kineta’s business and future financial and operating results, the expected amount and timing of synergies from the Mergers, the anticipated Closing Date for the Mergers and other aspects of Kineta’s and TuHURA’s operations or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond TuHURA’s and Kineta’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. These factors, risks and uncertainties include, but are not limited to:

•	the risk that the Merger Agreement may be terminated in accordance with its terms and that the Mergers may not be completed;

•

the possibility of the failure to satisfy the conditions to the completion of the Mergers, including the adoption of the Merger Agreement by the stockholders of Kineta and TuHURA’s completion of the Concurrent Investment, in a timely manner, or at all;

•	uncertainties related to Kineta’s cash level and liabilities related to the calculation of the Merger Consideration and Kineta’s ability to continue as a going concern;

•	the risk that any announcements relating to, or the consummation of, the Mergers could have an adverse effect on the market price of TuHURA Common Stock;

•	the risk that, if the Mergers or another strategic transaction is not successfully completed, the Kineta Board of Directors may decide to pursue a dissolution and liquidation of Kineta;

•	the risk that the Mergers disrupt current plans and operations of Kineta or TuHURA and the ability of Kineta or TuHURA to retain customers and retain and hire key personnel;

•	the ability of TuHURA to successfully integrate Kineta’s business or fully realize the anticipated synergies or other benefits expected from the Mergers;

•	the potentially significant amount of any costs, fees, expenses, impairments or charges related to the Mergers; and

•

the risk that no amounts will be payable in connection with any Permitted Asset Disposition Agreements, including as a result of no amounts being payable under the Partnered Programs or as a result of any permitted deductions.

Investors are cautioned not to place undue reliance on these forward-looking statements. For further discussion of these and other risks, contingencies and uncertainties applicable to TuHURA and Kineta, see the section entitled “Risk Factors” and in TuHURA’s and Kineta’s other filings with the SEC.

All subsequent written or oral forward-looking statements attributable to TuHURA or Kineta or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Kineta nor TuHURA is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

RISK FACTORS

TuHURA and Kineta stockholders are urged to carefully consider the following factors, in addition to those factors discussed elsewhere herein and all the other information included in this joint proxy statement/prospectus before voting at their respective special meetings. The risks associated with the businesses of TuHURA can be found under the heading “TuHURA Risk Factors” below. The risks associated with the businesses of Kineta can be found under the heading “Kineta Risk Factors” below.

TRANSACTION RELATED RISK FACTORS

Risks Relating to the Mergers

•	The Merger Consideration depends on Kineta’s net working capital, so the market value of the Merger Consideration that Kineta stockholders will receive in the Mergers is uncertain.

•	The market price of TuHURA Common Stock will continue to fluctuate after the Mergers.

•	The Mergers may not be completed and the Merger Agreement may be terminated in accordance with its terms.

•	The termination of the Merger Agreement could negatively impact TuHURA or Kineta and the trading prices of TuHURA Common Stock or Kineta Common Stock.

•	The shares of common stock of TuHURA to be received by Kineta stockholders as a result of the Mergers will have rights different from the shares of Kineta Common Stock.

•	TuHURA expects to obtain financing in connection with the Mergers and cannot guarantee that it will be able to complete such financing with the expected proceeds.

•

The unaudited pro forma financial information is inherently subject to uncertainties, the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and post-merger TuHURA’s actual financial position and results of operations after the Mergers may differ materially from these estimates and the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the Mergers.

•	Kineta directors and executive officers have interests and arrangements that may be different from, or in addition to, those of Kineta stockholders generally.

•	The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire Kineta.

•	The Mergers will involve substantial costs.

•	If Kineta does not successfully consummate the Mergers or another strategic transaction, the Kineta Board of Directors may decide to pursue a dissolution and liquidation of Kineta.

•

The TuHURA Bylaws designate a state court located in the State of Nevada or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada, as the exclusive forums for substantially all disputes between TuHURA and its stockholders, which will restrict the ability of stockholders of TuHURA to choose the judicial forum for disputes with TuHURA or its directors, officers or employees.

•	After the Mergers, Kineta stockholders will have a significantly lower ownership and voting interest in TuHURA than they currently have in Kineta and will exercise less influence over management.

Risks Relating to the Mergers

Because the Merger Consideration depends on Kineta net working capital at Closing and will not be adjusted in the event of any change in the price of either TuHURA Common Stock or Kineta Common Stock, the market value of the Merger Consideration that Kineta stockholders will receive in the Mergers is uncertain.

Upon completion of the Mergers, each share of Kineta Common Stock that is issued and outstanding immediately prior to the Closing will be converted automatically into the right to receive, without interest, (x) the number of validly issued, fully paid and non-assessable shares of TuHURA Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right, all as described in “The Merger Agreement—Merger Consideration.”

Pursuant to the Merger Agreement, the amount of Kineta net working capital used to calculate the Closing Adjusted Cash Consideration is subject to certain adjustments and reductions, including, without limitation, with respect to short- and long-term liabilities, unpaid fees and expenses related to the Mergers, severance, termination or similar payments that become due in connection with the Mergers, bonuses, deferred compensation and similar liabilities owed to Kineta’s current and former officers, employees and/or directors, certain payroll and withholding taxes, and notice and termination payments under specified contracts. The calculation of Kineta net working capital is described in more detail in “The Merger Agreement—Kineta Net Working Capital.”

No later than two (2) Business Days before the Closing Date, the Company will deliver to TuHURA and the Stockholders Representative, the Company’s estimates, along with reasonable supporting detail thereof, of the items used in the net working capital calculation. In the event that the amount of Kineta net working capital is less than the target net working capital, the Closing Adjusted Cash Consideration will be reduced by such difference and the Merger Consideration to be received by Kineta’s stockholders will be reduced. Further, the Merger Agreement includes a closing condition that requires the net working capital deficit to not exceed $6,000,000 at Closing.

The market prices of TuHURA Common Stock and Kineta Common Stock have fluctuated prior to and after the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the special meetings, and through the date the Mergers are consummated. Consequently, at the time Kineta stockholders must decide whether to approve the Merger Agreement Proposal, they will not know the actual market value of any Merger Consideration they will receive. However, given that the price per share of TuHURA Common Stock used in the calculation of the share portion of the Merger Consideration was fixed upon the execution of the Merger Agreement, the number of shares of TuHURA Common Stock to be issued in the Merger Consideration will not be adjusted for changes in the market price of either TuHURA Common Stock or Kineta Common Stock prior to the completion of the Mergers.

Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in TuHURA’s or Kineta’s respective businesses, operations and prospects, market assessments of the likelihood that the Mergers will be completed, interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of TuHURA Common Stock and Kineta Common Stock, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which TuHURA and Kineta operate, and the timing of the Mergers. Many of these factors are beyond the control of TuHURA and Kineta, and neither TuHURA nor Kineta is permitted to terminate the Merger Agreement solely due to a decline in the market price of the common stock of the other party. Kineta stockholders are urged to obtain current market quotations for TuHURA Common Stock and Kineta Common Stock in determining whether to vote in favor of the Merger Agreement Proposal.

The market price of TuHURA Common Stock will continue to fluctuate after the Mergers.

Upon completion of the Mergers, Kineta stockholders will become holders of TuHURA Common Stock. The market price of TuHURA Common Stock may fluctuate significantly following completion of the Mergers. As a result, former Kineta stockholders could lose some or all of the value of their investment in TuHURA Common Stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the TuHURA Common Stock received in the Mergers, regardless of the TuHURA’s actual operating performance.

The market price of TuHURA Common Stock may decline in the future as a result of the sale of shares of TuHURA Common Stock held by former Kineta stockholders or current TuHURA stockholders.

Following their receipt of shares of TuHURA Common Stock as Merger Consideration, former Kineta stockholders may seek to sell the shares of TuHURA Common Stock delivered to them, and, other than former directors and executive officers of Kineta who are subject to a lock-up of one-third of the shares of TuHURA Common Stock they receive as Merger Consideration, the Merger Agreement contains no restriction on the ability of former Kineta stockholders to sell such shares of TuHURA Common Stock following consummation of the Mergers. Other stockholders of TuHURA Common Stock may also seek to sell shares of TuHURA Common Stock held by them following, or in anticipation of, consummation of the Mergers. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of TuHURA Common Stock, may affect the market for, and the market price of, TuHURA Common Stock in an adverse manner.

The Mergers may not be completed and the Merger Agreement may be terminated in accordance with its terms.

The Mergers are subject to a number of conditions that must be satisfied or waived, in each case before the completion of the Mergers. These conditions are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers” and include among others, approval by a majority of Kineta stockholders of the Merger Agreement Proposal, the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, registering the issuance of shares of TuHURA Common Stock to Kineta stockholders in connection with the Mergers and the absence of any stop order or proceedings by the SEC with respect thereto and the absence of governmental restraints or prohibitions preventing the completion of the Mergers. The obligation of each of TuHURA and Kineta to complete the Mergers is also conditioned on, among other things, the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the Merger Agreement. These conditions to the completion of the Mergers, some of which are beyond the control of TuHURA and Kineta, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Mergers may be delayed or not completed.

If any of these conditions are not satisfied or waived, either TuHURA or Kineta may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Mergers are not completed by June 30, 2025, provided, however, that TuHURA may, on or prior to June 30, 2025, upon written notice to Kineta, extend the End Date to no later than July 31, 2025, provided that as a condition to making such extension, TuHURA shall advance to Kineta an amount equal to $250,000 to fund Kineta expenses, which amount shall not increase the Loaned Amount.

The failure to satisfy all of the required conditions could delay the completion of the Mergers for a significant period of time or prevent it from occurring. Any delay in completing the Mergers could cause TuHURA not to realize some or all of the benefits that it expects to achieve if the Mergers are successfully completed within their expected timeframe. There can be no assurance that the Closing conditions will be satisfied or waived or that the transactions will be completed. See the risk factor below titled “The announcement and pendency of the Merger Agreement and any subsequent termination of the Merger Agreement could negatively affect the stock price and the future business and financial results of TuHURA or Kineta.”

In the event that the parties determine to waive any of the conditions to the completion of the Mergers, such decision may have an adverse effect on TuHURA and Kineta and their respective stockholders. For example, if

Kineta waives the condition that there be no material adverse effect on TuHURA that has occurred and is continuing, the value of the consideration received by Kineta stockholders could be materially diminished.

In addition, under specified circumstances, including termination of the Merger Agreement by Kineta to accept and enter into a definitive agreement with respect to a Superior Proposal or by TuHURA upon the change of the Kineta Board Recommendation, Kineta will be required to pay TuHURA a termination fee of $1,000,000 as described in the section entitled “The Merger Agreement—The Kineta Special Meeting; TuHURA Special Meeting; Kineta Board Recommendation”. In addition, the Merger Agreement provides that TuHURA will be required to pay to Kineta a termination fee of $1 million if the Merger Agreement is terminated by Kineta when all of the conditions to Closing have been satisfied except for the completion and receipt of funds pursuant to the Concurrent Investment and TuHURA is incapable of satisfying such condition before June 30, 2025, provided, that TuHURA may, on or prior to June 30, 2025 by written notice to Kineta, extend the end date to no later than July 31, 2025, provided that as a condition to such extension, TuHURA shall advance to Kineta an amount equal to $250,000 to fund Kineta expenses, of which such amount shall not increase the Loaned Amount. Such termination fees may be inadequate to compensate the relevant party for the damage caused, and if available, other rights and remedies may be expensive and difficult to enforce, and the success of any such action may be uncertain. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” and the section entitled “The Merger Agreement—Transaction Expenses and Termination Fees” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination fee may be payable by Kineta or TuHURA.

The announcement and pendency of the Merger Agreement and any subsequent termination of the Merger Agreement could negatively affect the stock price and the future business and financial results of TuHURA and Kineta.

Whether or not the Mergers are completed, the announcement and pendency of the Mergers could cause disruptions in the respective businesses of TuHURA and Kineta. If the Mergers are not completed for any reason, including as a result of a failure to obtain the Kineta Stockholder Approval, the ongoing businesses of TuHURA and Kineta may be adversely affected. TuHURA and Kineta, without realizing any of the benefits of having consummated the Mergers, may be subject to a number of risks and negative consequences, including, among others, the following:

•	each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	each company may experience negative reactions from its customers, distributors, suppliers and strategic partners;

•

current and prospective employees of TuHURA and Kineta may experience uncertainty about their future roles with TuHURA following the Mergers, which might adversely affect TuHURA’s or Kineta’s abilities to retain or attract key managers and other employees;

•

each company will be required to pay their respective costs relating to the Mergers, such as financial advisory, legal, financing and accounting costs and associated fees and expenses, whether or not the Mergers are completed and under certain circumstances, each party may be required to pay a termination fee of $1 million if the Merger Agreement is terminated as described in the Merger Agreement and summarized in this joint proxy statement/prospectus;

•

the Merger Agreement places certain restrictions on the conduct of each company’s business before completion of the Mergers and such restrictions, the waiver of which is subject to the consent of the other company, which may prevent TuHURA or Kineta from taking certain other specified actions during the pendency of the Mergers (see the section entitled “The Merger Agreement—Interim Operations of TuHURA and Kineta” for a description of the restrictive covenants applicable to TuHURA and Kineta); and

•

the attention of TuHURA and Kineta management may be directed towards the consummation of the Mergers, which otherwise could have been devoted to day-to-day operations or to other opportunities that may have been beneficial to TuHURA or Kineta, as applicable.

The shares of TuHURA Common Stock to be received by Kineta stockholders as a result of the Mergers will have rights different from the shares of Kineta Common Stock.

Upon completion of the Mergers, the rights of Kineta stockholders, who will become stockholders of TuHURA following the Mergers, will be governed by the TuHURA Charter and the TuHURA Bylaws. The rights associated with Kineta Common Stock are different from the rights that will be associated with TuHURA Common Stock. If the Delaware Conversion is approved, TuHURA and the rights of TuHURA stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Delaware’s corporate laws, the Delaware Charter and the Delaware Bylaws once TuHURA files the Delaware Certificate of Conversion and Nevada Articles of Conversion. See the section entitled “Comparison of Stockholders’ Rights” for a discussion of these rights.

Satisfying Closing conditions may prevent or delay completion of the Mergers.

The Mergers are subject to a number of conditions to Closing as specified in the Merger Agreement. These Closing conditions include, among others, the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part registering the issuance of shares of TuHURA Common Stock to Kineta stockholders in connection with the Mergers and the absence of any stop order or proceedings by the SEC with respect thereto, and the absence of governmental restraints or prohibitions preventing the completion of the Mergers. The obligation of each of TuHURA and Kineta to complete the Mergers are also conditioned on, among other things, the accuracy of certain representations and warranties of the other party on the date of the Merger Agreement and on the Closing Date and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the Merger Agreement. No assurance can be given that the required stockholder approvals will be obtained or that the required conditions to Closing will be satisfied, and, if all required consents and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Mergers could cause some or all of the benefits that TuHURA and Kineta expect to achieve if the Mergers are successfully completed within its expected time frame not to be realized, or to be delayed in realizing. For a more complete summary of the conditions that must be satisfied or waived before completion of the Mergers, see the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers”.

TuHURA expects to obtain financing in connection with the Mergers and cannot guarantee that it will be able to complete such financing with the expected proceeds.

TuHURA’s ability to complete the contemplated capital raise transaction will depend on, among other factors, prevailing market conditions and other factors beyond TuHURA’s control. TuHURA cannot provide assurance that it will be able to obtain financing on terms acceptable to it or at all, and any such failure could materially adversely affect its operations and financial condition. TuHURA’s obligation to complete the Mergers is conditioned upon the receipt of the additional capital raise transaction. In the event such capital raise is the only condition to the Closing of the Mergers not otherwise satisfied, TuHURA has agreed to make a $1 million termination fee payment to Kineta if the Merger Agreement is terminated in accordance with its terms.

The unaudited pro formas is inherently subject to uncertainties, the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and post-Mergers TuHURA’s actual financial position and results of operations after the Mergers may differ materially from these estimates and the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the Mergers.

The unaudited pro forma combined financial statements included in this joint proxy statement/prospectus is presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what TuHURA’s actual financial position or operating results would have been had the Mergers been completed on the dates indicated. Factors that are subject to change include, but are not limited to, the timing of financing and the amount of cash on hand at the time of the Closing. Therefore, the unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Mergers been consummated on the dates indicated in the unaudited pro forma financials, or the future consolidated results of operations or financial position of TuHURA. Accordingly, TuHURA’s financial position after the Mergers may differ materially or adversely from the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”.

The directors and executive officers of Kineta have interests and arrangements that may be different from, or in addition to, those of Kineta stockholders generally.

When considering the recommendations of the Kineta Board of Directors with respect to the proposals described in this joint proxy statement/prospectus, Kineta stockholders should be aware that the directors and executive officers of Kineta have interests in the Mergers that are different from, or in addition to, those of Kineta stockholders generally. These interests include the potential for continued employment of certain executive officers of Kineta by TuHURA, the treatment in the Mergers of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, and the right to continued indemnification of former Kineta directors and officers by TuHURA.

Kineta stockholders should be aware of these interests when they consider the recommendations of the Kineta Board of Directors that they vote to adopt the Merger Agreement. The Kineta Board of Directors was aware of these interests when it approved and declared advisable the Merger Agreement and the Mergers on the terms and subject to the conditions set forth in the Merger Agreement, determined that the Merger Agreement and the Mergers were advisable, fair to and in the best interests of, Kineta and Kineta stockholders and recommended that Kineta stockholders adopt the Merger Agreement. The interests of Kineta directors and executive officers are described in more detail in the section entitled “Interests of Kineta’s Directors and Executive Officers in the Mergers”.

The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire Kineta.

The Merger Agreement contains “no-shop” provisions that restrict Kineta’s ability to, among other things (each as described under the section entitled “The Merger Agreement—No Solicitation by Kineta”:

•

initiate, solicit or encourage (including by providing information, provided, that any communication undertaken by the Company in the ordinary course of business and not related, directly or indirectly, to an Acquisition Proposal, the Mergers or any other similar transaction shall not, in and of itself, be deemed an action by the Company to encourage) any proposals or offers with respect to, or the making or completion of, an Acquisition Proposal;

•

engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, an Acquisition Proposal;

•

waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which the Company or any subsidiary of the Company is a party that restricts the making of an Acquisition Proposal, unless the Kineta Board of Directors concludes in good faith (after consultation with outside legal counsel) that failing to so waive or provide consent would be inconsistent with the Kineta Board of Directors’ exercise of its fiduciary duties to the Company’s stockholders under applicable laws, and any waiver or consent so granted shall not be deemed to be the encouragement, initiation or solicitation of an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal; or

•

approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal (other than an acceptable confidentiality agreement (as defined in “The Merger Agreement—No Solicitation by Kineta—Fiduciary Exception”), except for certain permitted board determinations or actions pursuant to the Fiduciary Exception outlined below, provided also that and any action, agreement, negotiation, discussion, communication, or transactions primarily contemplating disposing of or otherwise in connection with a Permitted Asset Disposition shall not constitute an Acquisition Proposal and shall not be deemed to be a breach under the terms of the Merger Agreement.

Furthermore, there are only limited exceptions to the requirement under the Merger Agreement that the Kineta Board of Directors may not withdraw, adversely modify or permit the withdrawal or adverse modification of the Kineta Board Recommendation (as defined in the section entitled “The Merger Agreement—Special Meetings; Kineta Board Recommendation”).

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or a merger with Kineta, even if such acquirer were prepared to pay consideration with a higher value than that implied by the Merger Consideration, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.

Each of TuHURA and Kineta will incur significant costs in connection with the Mergers.

TuHURA and Kineta have incurred and expect to incur a number of non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the Mergers. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including retention and severance payments that may be made to certain TuHURA employees and Kineta employees, filing fees, printing and mailing expenses and other related charges. Some of these costs are payable by TuHURA or Kineta regardless of whether the Mergers are completed.

TuHURA and Kineta will also incur integration costs in connection with the Mergers. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Mergers and the integration of the two companies’ businesses. Many of these costs will be borne by TuHURA or Kineta even if the Mergers are not completed. While both TuHURA and Kineta have assumed that certain expenses would be incurred in connection with the Mergers and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

If Kineta does not successfully consummate the Mergers or another strategic transaction, the Kineta Board of Directors may decide to pursue a dissolution and liquidation of Kineta. In such an event, the amount of cash available for distribution to Kineta’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Kineta can give you no assurance.

There can be no assurance that the Mergers will be completed. If the Mergers are not completed, the Kineta Board of Directors may decide to pursue a dissolution and liquidation of Kineta. In such an event, the amount of cash available for distribution to Kineta’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Kineta funds its operations while pursuing the Mergers. In addition, if the Kineta Board of Directors were to approve and recommend, and Kineta’s stockholders were to approve, a dissolution and liquidation of the company, Kineta would be required under Delaware law to pay Kineta’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Kineta’s commitments and contingent liabilities may include obligations under Kineta’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of the company, litigation against Kineta, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of Kineta’s assets would need to be reserved pending the resolution of such obligations.

In addition, Kineta may be subject to litigation or other claims related to a dissolution and liquidation of Kineta. If a dissolution and liquidation were to be pursued, the Kineta Board of Directors, in consultation with Kineta’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Kineta Common Stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Kineta’s stockholders.

Kineta is substantially dependent on Kineta’s remaining employees to facilitate the consummation of the Mergers.

Kineta’s ability to consummate the Mergers depends upon its ability to retain its employees, the loss of whose services may adversely impact the ability to consummate the Mergers. In the first quarter of 2024, Kineta undertook an organizational restructuring that significantly reduced its workforce in order to conserve its capital resources. As of December 31, 2024, Kineta had only four full-time employees. Kineta’s ability to successfully complete the Mergers depends, in large part, on Kineta’s ability to retain the remaining personnel. Despite Kineta’s efforts to retain these employees, one or more may terminate their employment with Kineta on short notice. Kineta’s cash conservation activities may yield other unintended consequences, such as attrition beyond its planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. The loss of the services of certain employees could potentially harm Kineta’s ability to consummate the Mergers and to run Kineta’s day-to-day business operations, as well as to fulfill Kineta’s reporting obligations as a public company.

Lawsuits filed against TuHURA, Kineta, and members of their respective boards of directors challenging the Mergers, and an adverse ruling in any such lawsuit, may prevent the Mergers from becoming effective or from becoming effective within the expected time frame.

Transactions such as the Mergers are frequently subject to litigation or other legal proceedings, including, among other things, actions alleging that the TuHURA Board of Directors or Kineta Board of Directors breached their respective fiduciary duties to their stockholders by entering into the Merger Agreement, by failing to obtain a greater value in the transaction for their stockholders or otherwise. Neither TuHURA nor Kineta can provide assurance that such litigation or other legal proceedings will not be brought. TuHURA, Kineta and members of the TuHURA and Kineta boards of directors may in the future be parties, among others, to various claims and litigation related to the Mergers. TuHURA and Kineta will defend against the lawsuits filed, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, operating results or financial position of TuHURA or Kineta, including through the possible diversion of either company’s resources or distraction of key personnel.

Furthermore, one of the conditions to the completion of the Mergers is that no injunction will be in effect that prevents the completion of the Mergers. As such, if any governmental body or third party is successful in obtaining a injunction preventing the completion of the Mergers, that injunction may prevent the Mergers from becoming effective or from becoming effective within the expected time frame.

The TuHURA Bylaws designate a state court located in the State of Nevada and, to the extent enforceable, the U.S. federal district courts in Nevada as the exclusive forums for substantially all disputes between TuHURA and its stockholders, which will restrict the ability of former Kineta stockholders to choose the judicial forum for disputes with TuHURA or its directors, officers or employees.

The TuHURA Bylaws provide that, unless TuHURA consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of TuHURA, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of TuHURA to the TuHURA or TuHURA’s stockholders, (iii) any action asserting a claim against TuHURA or any director or officer or other employee of TuHURA arising pursuant to any provision of Chapter 78 or Chapter 92A of the NRS or TuHURA’s Charter or Bylaws, or (iv) any action asserting a claim against TuHURA or any director or officer or other employee of TuHURA governed by the internal affairs doctrine shall be a state court located within the State of Nevada (or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada). Nothing in the TuHURA Charter or the TuHURA Bylaws, would preclude stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims.

Nevada statutes expressly authorize forum selection provisions in bylaws and charters. These forum selection provisions may limit the ability of former Kineta stockholders to bring a claim in a judicial forum that it finds favorable for disputes with TuHURA or its directors, officers or other employees, which may discourage such lawsuits.

After the Mergers, Kineta stockholders will have a significantly lower ownership and voting interest in TuHURA than they currently have in Kineta and will exercise less influence over management.

Upon completion of the Mergers, TuHURA stockholders and Kineta stockholders are expected to hold approximately 93% and 7%, respectively, of the issued and outstanding shares of TuHURA immediately following the completion of the Mergers (see the section “Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Information” for additional information regarding the calculation of stockholder ownership post-Mergers). The exact equity stake of Kineta stockholders in TuHURA immediately following the Mergers will depend on a number of factors, including the potential adjustments to the share-based consideration to be issued and the number of shares of TuHURA Common Stock and Kineta Common Stock issued and outstanding immediately before the Mergers. Consequently, former Kineta stockholders will have less influence over the management and policies of TuHURA than they currently have over the management and policies of Kineta.

Risks Relating to the Asset Sales

While the Asset Sales are pending, it creates unknown impacts on Kineta’s future which could materially and adversely affect its business, financial condition and results of operations.

While the Asset Sales are pending, it creates unknown impacts on Kineta’s future. Therefore, Kineta’s current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with Kineta pending consummation of the Asset Sales. The occurrence of these events individually or in combination could materially and adversely affect Kineta’s business, financial condition and results of operations.

The failure to consummate the Asset Sales may materially and adversely affect Kineta’s business, financial condition and results of operations.

The Asset Sales are subject to various closing conditions. Kineta cannot control these conditions and cannot assure you that they will be satisfied. If the Asset Sales are not consummated, Kineta may be subject to a number of risks, including the following:

•

Kineta may not be able to identify an alternate transaction, or if an alternate transaction is identified, such alternate transaction may not result in equivalent terms as compared to what is proposed in the Asset Sales;

•	the trading price of Kineta Common Stock may decline to the extent that the current market price reflects a market assumption that the Asset Sales will be consummated;

•	the failure to complete the Asset Sales may create doubt as to Kineta’s ability to effectively implement its current business strategies;

•	Kineta’s costs related to the Asset Sales, such as legal, accounting and financial advisory fees, must be paid even if the Asset Sales are is not completed; and

•	Kineta’s relationships with its customers, suppliers and employees may be damaged and its business may be harmed.

The occurrence of any of these events individually or in combination could materially and adversely affect Kineta’s business, financial condition and results of operations, which could cause the market value of Kineta Common Stock to decline.

The closing of the Mergers is not conditioned on the consummation of the Asset Sales.

The closing of the Mergers is not conditioned on the closing of the Asset Sales. If Kineta fails to consummate the Asset Sales, the Mergers may still proceed, provided that the closing conditions contained in the Merger Agreement are satisfied or waived. The occurrence of these event would result in TuHURA continuing to own the asset that were not sold in the Asset Sales following the closing of the Mergers, which could cause TuHURA to incur unanticipated costs and expenses in connection with continued ownership of such assets, or pursuit of an alternative disposition such assets.

RISKS RELATING TO TUHURA

Note, references in this section to “TuHURA” refer to, unless otherwise noted, Legacy TuHURA and the risks described this section refer to risks of Legacy TuHURA which, after the Kintara Merger, is a wholly owned subsidiary of TuHURA and comprises substantially all of TuHURA’s operations after the Kintara Merger.

Risks Relating to TuHURA’s Business and Industry

TuHURA is a clinical-stage company and has a limited operating history, which may make it difficult to evaluate TuHURA’s current business and predict its future performance.

TuHURA is a clinical-stage pharmaceutical and has no products approved for commercial sale. TuHURA employs a multi-indication immunomodulator platform (ImmuneFx) that utilizes both cell and gene therapies, together, to stimulate the immune system to recognize and combat tumor cells. Although there have been significant advances in cell and gene-based immunotherapies, TuHURA’s immunomodulatory platforms are new and largely unproven. TuHURA’s operations to date have been limited to organizing and staffing the company, business planning, raising capital, developing its technology, identifying potential product candidates, undertaking preclinical studies, and conducting clinical trials. If one of TuHURA’s product candidates received regulatory approval, TuHURA would need to transition from a company with a research and development focus to a company capable of supporting commercial activities. TuHURA may not be successful in such a transition. In addition, TuHURA’s limited operating history, particularly in light of the rapidly evolving cancer immunotherapy field, may make it difficult to evaluate its current business and predict its future performance. TuHURA will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If it does not address these risks successfully, TuHURA’s business will suffer.

TuHURA has incurred significant losses since inception and expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future.

TuHURA is not profitable and has incurred significant losses in each period since TuHURA’s inception, including net losses of $22.6 million for the year ended December 31, 2024, and $29.3 million for the year ended December 31, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of TuHURA Common Stock). To date, TuHURA has financed its operations primarily through private placements of its preferred stock and convertible notes. TuHURA has not commercialized any products and has never generated any revenue from product sales. TuHURA expects these losses to increase as it continues to incur significant research and development and other expenses related to TuHURA’s ongoing operations, seeks regulatory approvals for TuHURA’s product candidates, scales-up manufacturing capabilities and hires additional personnel to support the development of its product candidates and to enhance its operational, financial and information management systems.

A critical aspect of TuHURA’s strategy is to invest significantly in its technology platform to improve the efficacy and safety of its product candidates. To become and remain profitable, TuHURA must develop and eventually commercialize products with significant market potential, which it may never achieve. Even if TuHURA succeeds in commercializing one or more of these product candidates, TuHURA will continue to incur losses for the foreseeable future relating to its substantial research and development expenditures to develop TuHURA’s technologies. TuHURA may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of TuHURA’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. TuHURA’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital. Further, the net losses TuHURA incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of its results of operations may not be a good indication of TuHURA’s future performance. If TuHURA does not achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. TuHURA’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain its discovery and preclinical and clinical development efforts, expand its business or continue its operations and may require TuHURA to raise additional capital that may dilute your ownership interest. A decline in the value of TuHURA could also cause you to lose all or part of your investment.

TuHURA’s recurring losses from operations and financial condition raise substantial doubt about its ability to continue as a going concern.

TuHURA’s recurring losses from operations and financial condition raise substantial doubt about its ability to continue as a going concern. In TuHURA’s financial statements for the year ended December 31, 2024 and 2023, TuHURA concluded that its recurring losses from operations and need for additional financing to fund future operations raise substantial doubt about TuHURA’s ability to continue as a going concern. Similarly, TuHURA’s independent registered public accounting firm included an explanatory paragraph in its report on TuHURA’s financial statements for the year ended December 31, 2024 with respect to this uncertainty. TuHURA’s ability to continue as a going concern will require it to obtain additional funding. If TuHURA is unable to obtain sufficient funding, its business, prospects, financial condition and results of operations will be materially and adversely affected, and TuHURA may be unable to continue as a going concern. If TuHURA is unable to raise capital when needed or on acceptable terms, it would be forced to delay, limit, reduce or terminate its product development or future commercialization efforts of one or more of its product candidates, or may be forced to reduce or terminate its operations. If TuHURA is unable to continue as a going concern, TuHURA may have to liquidate its assets and may receive less than the value at which those assets are carried on its audited financial statements, and it is likely that investors will lose all or part of their investment. If TuHURA seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern, investors and other financing sources may be unwilling to provide additional funding to it on commercially reasonable terms, if at all.

TuHURA has never generated any revenue from product sales for its human drug candidates and its ability to generate revenue from product sales and become profitable depends significantly on its success in numerous endeavors.

TuHURA has no products approved for commercial sale, has not generated any revenue from product sales, and does not anticipate generating any revenue from product sales until sometime after TuHURA has received regulatory approval for the commercial sale of a product candidate. TuHURA’s ability to generate revenue and achieve profitability depends significantly on its success in many endeavors, including:

•	completing research regarding, and nonclinical and clinical development of, TuHURA’s product candidates;

•	obtaining regulatory approvals and marketing authorizations for product candidates for which TuHURA completes clinical trials;

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developing a sustainable and scalable manufacturing process for TuHURA’s product candidates, including establishing and maintaining commercially viable supply relationships with third parties and establishing TuHURA’s own manufacturing capabilities and infrastructure;

•	launching and commercializing product candidates for which TuHURA obtains regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

•	obtaining market acceptance of TuHURA’s product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which TuHURA may enter;

•	maintaining, protecting, and expanding TuHURA’s portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, TuHURA is unable to accurately predict the timing or amount of increased expenses or when, or if, TuHURA will be able to achieve profitability. If TuHURA is required by the U.S. Food and Drug Administration (the “FDA”), or other regulatory agencies, domestic or foreign, or other comparable foreign authorities, to perform preclinical studies or clinical trials in addition to those TuHURA currently anticipates, or if there are any delays in completing its clinical trials or the development of any of its product candidates, TuHURA’s expenses could increase and revenue could be further delayed.

Even if one or more of the product candidates that TuHURA develops is approved for commercial sale, TuHURA anticipates incurring significant costs associated with commercializing any approved product candidate. TuHURA’s expenses could increase beyond expectations if TuHURA is required by the FDA or other regulatory agencies, domestic or foreign, to change its manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that TuHURA currently anticipates. If TuHURA is successful in obtaining regulatory approvals to market of one or more of its product candidates, its revenue will be dependent, in part, upon the size of the markets in the territories for which TuHURA gains regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether TuHURA owns the commercial rights for that territory. If the number of TuHURA’s addressable disease patients is not as significant as it estimates, the indication approved by regulatory authorities is narrower than it expects, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, TuHURA may not generate significant revenue from sales of such products, even if approved. If TuHURA is not able to generate revenue from the sale of any approved products, TuHURA may never become profitable.

Even if the Mergers are successful, TuHURA will require substantial additional capital to finance its operations in the future. If TuHURA fails to obtain additional financing on acceptable terms or at all, it may be unable to complete the development and commercialization of its product candidates.

TuHURA’s operations have required substantial amounts of cash since inception. TuHURA expects to continue to spend substantial amounts to continue the clinical development of its product candidates, particularly as TuHURA advances the development of its lead product candidate IFx-Hu2.0 as a potential treatment for patients with melanoma, bladder and cervical cancers. If TuHURA obtains orphan drug designation and marketing approval for IFx or any of TuHURA’s product candidates, TuHURA expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.

As of December 31, 2024, TuHURA had cash and cash equivalents of $12.7 million. Following the Mergers, TuHURA will continue to incur costs associated with its operations, as well as additional costs associated with operating as a public company. Accordingly, TuHURA will require substantial additional funding to continue its operations. Based on its current operating plan, and assuming the Mergers are successfully completed and without giving effect to the Concurrent Investment, TuHURA believes that its existing cash, cash equivalents and short-term investments should be sufficient to fund its operations through late fourth quarter of 2025. This estimate is based on assumptions that may prove to be materially wrong, and TuHURA could use its available capital resources sooner than it currently expects because of circumstances beyond its control. TuHURA may require additional capital for the further development and commercialization of TuHURA’s product candidates and may need to raise additional funds sooner if TuHURA chooses to pursue additional indications or geographies for its product candidates or otherwise expand more rapidly than it presently anticipates. Any additional fundraising efforts may divert TuHURA’s management from their day-to-day activities, which may adversely affect TuHURA’s ability to develop and commercialize its product candidates.

TuHURA cannot be certain that additional funding will be available on acceptable terms, or at all. TuHURA’s ability to raise additional funding will depend on financial, economic and market conditions and other factors, over which TuHURA may have no or limited control. In addition, TuHURA’s ability to obtain future funding when needed through equity financings, debt financings or strategic collaborations may be particularly challenging in light of the uncertainties and circumstances resulting from the ongoing military conflict between Russian and Ukraine, as well as the ongoing conflict between Israel and Hamas, and the global impacts of such conflicts. TuHURA has no committed source of additional capital and if it is unable to raise additional capital in sufficient amounts or on terms acceptable to the company, TuHURA may have to significantly delay, scale back or discontinue the development or commercialization of its product candidates or other research and development initiatives. TuHURA’s license and collaboration agreements may also be terminated if it is unable to meet the payment obligations under the agreements. TuHURA could be required to seek collaborators for its product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms TuHURA’s rights to its product candidates in markets where it otherwise would seek to pursue development or commercialization itself.

Any of the above events could significantly harm TuHURA’s business, prospects, financial condition, and results of operations and cause the price of shares of TuHURA Common Stock to decline.

The biotechnology and immunotherapy industries are characterized by rapid technological developments and a high degree of competition. TuHURA may be unable to compete with more substantial enterprises.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. As a result, TuHURA’s actual or proposed immunotherapies could become obsolete before TuHURA recoups any portion of TuHURA’s related research and development and commercialization expenses. Competition in the biopharmaceutical industry is based significantly on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing, and marketing. TuHURA competes with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with TuHURA in recruiting and retaining highly qualified scientific personnel and consultants. TuHURA’s ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to the company.

TuHURA is aware of certain investigational new drugs under development or approved products by competitors that are used for the prevention, diagnosis, or treatment of certain diseases TuHURA has targeted for drug development. Various companies are developing biopharmaceutical products that have the potential to directly compete with TuHURA’s immunotherapies even though their approach may be different. The competition comes from both biotechnology firms and from major pharmaceutical companies. Many of these companies have substantially greater financial, marketing, and human resources than TuHURA. TuHURA also experiences competition in the development of its immunotherapies from universities, other research institutions and others in acquiring technology from such universities and institutions.

In addition, certain of TuHURA’s immunotherapies may be subject to competition from investigational new drugs and/or products developed using other technologies, some of which have completed numerous clinical trials.

The successful development of immunotherapies is highly uncertain.

Successful development of biopharmaceuticals is highly uncertain and depends on numerous factors, many of which are beyond TuHURA’s control. Immunotherapies that appear promising in the early phases of development may fail to reach the market for several reasons including:

•	clinical study results that may show the immunotherapy to be less effective than expected (e.g., the study failed to meet its primary endpoint) or to have unacceptable side effects;

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failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis, or preparation of Biologics License Application (“BLA”), discussions with the FDA, an FDA request for additional preclinical or clinical data, or unexpected safety or manufacturing issues;

•	manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make the immunotherapy uneconomical; and

•	the proprietary rights of others and their competing products and technologies that may prevent the immunotherapy from being commercialized.

Success in preclinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit, or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one immunotherapy to the next and may be difficult to predict. The evidence of clinical response rates received to date for IFx-2.0, TuHURA’s principal product candidate, as well as the other clinical activity and results described in this joint proxy statement/prospectus, does not mean that IFx-2.0 or any other product candidate has demonstrated, or that such clinical response data will predict, sufficient clinical efficacy and prove the required level of safety in order to receive FDA approval or any other required regulatory approval.

In addition, we have entered into a Special Protocol Assessment (“SPA”) agreement with the FDA regarding the initiation of a single registration-directed trial utilizing the FDA’s accelerated approval pathway for IFx-2.0. An SPA agreement for such a trial does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

Even if TuHURA is successful in getting market approval, commercial success of any of its product candidates will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations, which may be affected by existing and future health care reform measures designed to reduce the cost of health care. Third-party payors could require TuHURA to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert TuHURA’s resources. If government and other health care payors were not to provide adequate coverage and reimbursement levels for any of TuHURA’s products once approved, market acceptance and commercial success would be reduced.

TuHURA’s technology platforms, including its proprietary, multi-indication immunomodulatory platform (ImmuneFx IFx, and Delta receptor targeting ADCs) technologies are a new approach to treat cancer and other immune-related diseases that present significant challenges.

TuHURA has concentrated its research and development efforts on advancing a new generation of immunotherapies based on the IFx and Delta receptor antibody drug conjugates (“ADC”) platforms, and its future success is highly dependent on the successful development of its product candidates, which target cancer and other immune-related diseases. TuHURA cannot be sure that its IFx or Delta receptor ADC platforms will yield satisfactory products that are safe and effective, scalable, or profitable.

TuHURA’s technology could become subject to many of the challenges and risks that gene therapies face, including:

•	regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future;

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the FDA could recommend follow-up observation period of up to 15 years for all patients who receive TuHURA’s treatment. TuHURA may need to adopt such an observation period for its product candidates; and

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clinical trials using genetically modified cells conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health (the “NIH”) are subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee (the “RAC”). Although the FDA decides whether individual protocols may proceed, the RAC review process can impede the initiation of a clinical trial, even if the FDA has reviewed the study and approved its initiation.

Moreover, public perception of therapy safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to the novel treatment mechanics. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

TuHURA’s near-term ability to generate product revenue is dependent on the success of one or more of its product candidates, each of which are at an early stage of development and will require significant additional clinical testing before it can seek regulatory approval and begin commercial sales.

TuHURA’s near-term ability to generate product revenue is highly dependent on its ability to obtain regulatory approval of and successfully commercialize one or more of its product candidates. IFx-2.0 and IFx-Hu3.0 are in late and early stages, respectively, of development and will require additional clinical and nonclinical development, regulatory review, and approval in each jurisdiction in which TuHURA intends to market the products, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before it can generate any revenue from product sales. Before obtaining marketing approval from regulatory authorities for the sale of TuHURA’s product candidates, TuHURA must conduct extensive clinical trials to demonstrate the safety, purity, and potency of the product candidates in humans. TuHURA cannot be certain that any of its product candidates will be successful in clinical trials and they may not receive regulatory approval even if they are successful in clinical trials.

Before TuHURA can generate any revenues from sales of its lead product candidates, it must complete the following activities for each of them, any one of which it may not be able to successfully complete:

•	conduct additional preclinical and clinical development with successful outcomes;

•	manage preclinical, manufacturing, and clinical activities;

•	obtain regulatory approval from the FDA and other comparable foreign regulatory authorities;

•	establish manufacturing relationships for the clinical and post-approval supply of the applicable drug candidate in compliance with all regulatory requirements;

•	build a commercial sales and marketing team, either internally or by contract with third parties;

•	establish and maintain patent and trade secret protection or regulatory exclusivity for TuHURA’s product candidates;

•	develop and implement marketing strategies for successful commercial launch of TuHURA’s product candidates, if, and when, approved;

•	secure and maintain acceptance of TuHURA’s products, if, and when approved, by patients, from the relevant medical communities and from third-party payors;

•	compete effectively with other therapies;

•	establish and maintain adequate health care coverage and reimbursement from third-party payors;

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ensure continued compliance with any post-marketing requirements imposed by regulatory authorities, including any required post-marketing clinical trials or the elements of any post-marketing Risk Evaluation and Mitigation Strategy (“REMS”), that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of the product outweigh its risks;

•	maintain continued acceptable safety profile of the product candidates following approval; and

•	invest significant additional cash in each of the above activities.

If TuHURA is unable to address one or more of these factors in a timely manner or at all, it could experience significant delays in the successful commercialization of, or an inability to successfully commercialize, TuHURA’s product candidates, which would materially harm its business. If TuHURA does not receive regulatory approvals for one or more of its product candidates, TuHURA may not be able to continue its operations. Even if TuHURA successfully obtains regulatory approvals to manufacture and market its product candidates, its revenues will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval and has commercial rights. If the markets for patient subsets that TuHURA is targeting are not as significant as it estimates, TuHURA may not generate significant revenues from sales of such products, if approved.

TuHURA may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines it expects.

Clinical testing is expensive, time consuming, and subject to uncertainty. TuHURA cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and TuHURA’s future clinical trials may not be successful. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

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the FDA may not allow TuHURA to use the clinical trial data from a research institution to support an investigational new drug (“IND”) application if TuHURA cannot demonstrate the comparability of its product candidates with the product candidate used by the relevant research institution in its clinical trials;

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TuHURA’s INDs have been approved in a timely manner thus far, however, the FDA may not agree with TuHURA’s approach and strategy, which could result in potential delays and changes to its regulatory strategy;

•	TuHURA may be required to complete additional preclinical studies in human leukocyte antigens before it can proceed with its INDs;

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delays in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required Institutional Review Board (“IRB”) approval at each clinical trial site;

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imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND application or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of TuHURA’s clinical trial operations or trial sites; developments on clinical trials conducted by competitors for related technology that raises FDA concerns about risk to patients of the technology broadly; or if FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	delays in recruiting suitable patients to participate in TuHURA’s clinical trials;

•	failure by TuHURA’s CROs, other third parties, or TuHURA to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s current good clinical practice regulations (“cGCPs”), requirements, or similar applicable regulatory guidelines in other countries;

•	delays in patients completing participation in a trial or returning for post-treatment follow-up;

•	patients dropping out of a trial;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of TuHURA’s product candidates being greater than TuHURA anticipates;

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clinical trials of TuHURA’s product candidates producing negative or inconclusive results, which may result in TuHURA deciding, or regulators requiring it, to conduct additional clinical trials or abandon product development programs;

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delays in developing TuHURA’s manufacturing processes and transferring to new third-party facilities to support future development activities and commercialization that are operated by contract manufacturing organizations (“CMOs”), in a manner compliant with all regulatory requirements; and

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of TuHURA’s product candidates for use in clinical trials or the inability to do any of the foregoing.

For example, TuHURA’s IND for its planned Phase 3 trial for IFx-2.0 contemplated by its SPA agreement with the FDA is subject to a partial clinical trial hold as described in a January 2024 letter from the FDA that relates to certain CMC matters for the trial. A partial clinical hold means that the FDA suspends part of the clinical work requested under an IND (i.e., a specific protocol or part of a protocol is not allowed to proceed). The partial hold requires TuHURA to provide additional CMC information from its contract manufacturers for the Phase 3 trial, complete and qualify a potency assay, and qualify the mixing process for IFx-2.0 at the clinical site prior to initiating the trial. Although TuHURA currently is working with its contract manufacturers to provide the additional required information, and has planned and is undertaking ongoing in vitro testing, development, and validation intended to address the other requirements, there is no assurance that TuHURA will be able to complete these requirements on a timely basis, which could delay TuHURA’s expected timetable to complete the trial, or if TuHURA is unable to complete these requirements, TuHURA will not be able to proceed with the trial.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for TuHURA’s product candidates.

Any inability to successfully complete preclinical and clinical development could result in additional costs to TuHURA or impair its ability to generate revenue. In addition, if TuHURA makes manufacturing or formulation changes to its product candidates, TuHURA may be required to, or it may elect to, conduct additional trials to bridge its modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which TuHURA’s products have patent protection and may allow its competitors to bring products to market before TuHURA does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.

If TuHURA does not achieve its projected development and commercialization goals in accordance with its expected and announced timeframes, the commercialization of any of its product candidates may be delayed, and its business will be harmed.

Elsewhere in this joint proxy statement/prospectus TuHURA has provided timing estimates regarding the initiation of clinical trials and clinical development milestones, and the expected availability of data resulting from these trials for certain of TuHURA’s product candidates. TuHURA expects to continue to estimate the timing of these types of development milestones and its expected timing for the accomplishment of various other scientific, clinical, regulatory, and other product development objectives. From time to time, TuHURA may publicly announce the expected timing of some of these events. However, the achievement of many of these milestones and events may be outside of TuHURA’s control. These timing estimations are based on a variety of assumptions TuHURA makes, which may cause the actual timing of these events to differ from the timing it expects, including:

•	TuHURA’s available capital resources and its ability to obtain additional funding as needed;

•	the rate of progress, costs, and results of its clinical trials and research and development activities;

•	TuHURA’s ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	TuHURA’s receipt of approvals by the FDA, European Medicines Agency (“EMA”), and other regulatory authorities and the timing of these approvals;

•	TuHURA’s ability to access sufficient, reliable, and affordable supplies of materials used in the manufacture of TuHURA’s product candidates;

•	the efforts with respect to the commercialization of TuHURA’s product candidates;

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securing of costs related to, and timing issues associated with, manufacturing TuHURA’s therapeutic candidates and, if any of TuHURA’s product candidates are approved, sales and marketing activities and the commercial manufacture of its product candidates; and

•	circumstances arising from global supply chain issues, TuHURA’s manufacturers and the availability of raw materials needed for the research and development of TuHURA’s product candidates.

If TuHURA fails to timely achieve announced milestones, the commercialization of any of its product candidates may be delayed, and its business and results of operations may be harmed.

Failure to successfully identify, develop, and commercialize additional therapeutics or product candidates could impair TuHURA’s ability to grow.

Although a substantial amount of TuHURA’s efforts will focus on the continued preclinical and clinical testing and potential approval of the product candidates in the company’s current pipeline, TuHURA expects to continue to innovate and potentially expand its portfolio. Research programs to identify product candidates may require substantial additional technical, financial, and human resources and may not result in any new potential product candidates being identified. TuHURA’s success may depend, in part, upon its ability to identify, select, and develop promising product candidates and therapeutics. TuHURA may expend resources and ultimately fail to discover and generate additional product candidates suitable for further development. All product candidates are prone to risks of failure typical of biotechnology product development, including the possibility that a product candidate may not be suitable for clinical development due to its harmful side effects, limited efficacy, or other characteristics indicating that it is unlikely to receive approval by the FDA, the EMA, and other comparable foreign regulatory authorities and achieve market acceptance. If TuHURA does not successfully develop and commercialize new product candidates it has identified and explored, TuHURA’s business, prospects, financial condition, and results of operations could be adversely affected.

The FDA or comparable foreign regulatory authorities may disagree with TuHURA’s regulatory plans and TuHURA may fail to obtain regulatory approval of TuHURA’s product candidates.

The FDA standard for regular approval of a biologic generally requires two well-controlled phase 3 studies or one large and robust, well-controlled phase 3 study in the patient population being studied that provides substantial evidence that a biologic is safe and effective for its proposed indication. Phase 3 clinical trials typically involve hundreds of patients, have significant costs, and take years to complete. Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals. Recently, TuHURA entered into a SPA agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, which it believes will lead to initiation of the Phase 3 study in the second quarter of 2025. If TuHURA’s efforts to obtain approval for IFx-2.0 or any other product candidate is not successful, then TuHURA may be required to conduct additional clinical trials beyond those it contemplates, which would likely result in a longer time period to potential approval and commercialization of such product candidate (if approved) and would likely increase the cost of development of such product candidate, all of which could harm the company’s competitive position in the marketplace and shorten the remaining term of applicable patent coverage after product approval.

As part of its marketing authorization process, the EMA may grant marketing authorizations on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”), to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	the risk-benefit balance of the medicinal product is positive;

•	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

•	unmet medical needs will be fulfilled; and

•	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete nonclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats.

Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

The granting of a conditional marketing authorization will allow medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product are generated, submitted, assessed, and acted upon. Although TuHURA may seek a conditional marketing authorization for one or more of TuHURA’s product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied.

TuHURA’s clinical trial results may also not support approval, whether accelerated approval, conditional marketing authorizations, or regular approval. The results of preclinical studies and clinical trials may not be predictive of the results of later-stage clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. In addition, TuHURA’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of TuHURA’s clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which TuHURA seeks approval;

•	TuHURA may be unable to demonstrate that its product candidates’ risk-benefit ratios for their proposed indications are acceptable;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	TuHURA may be unable to demonstrate that the clinical and other benefits of its product candidates outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with TuHURA’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of TuHURA’s product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, TuHURA’s own manufacturing facilities, or a third-party manufacturer’s facilities with which TuHURA contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering TuHURA’s clinical data insufficient for approval.

Further, failure to obtain approval for any of the above reasons may be made more likely due to the novel nature of TuHURA’s technology. Failure to obtain regulatory approval to market any of TuHURA’s product candidates would significantly harm its business, results of operations, and prospects.

TuHURA’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of TuHURA’s product candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where TuHURA intends to test and market its product candidates. Before obtaining regulatory approvals for the commercial sale of any of its product candidates, TuHURA must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that its product candidates are both safe and effective for use in each target indication. In particular, because its product candidates are subject to regulation as biological drug products, TuHURA will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of TuHURA’s product candidates may not be sufficient to obtain regulatory approval unless TuHURA can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of TuHURA’s product candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. TuHURA expects there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for its product candidates, than for “off-the-shelf” products, like small molecule drugs which are not personalized for each patient. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if TuHURA’s clinical trials are successfully completed, TuHURA cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as TuHURA does, and more trials could be required before TuHURA submits its product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, TuHURA may be required to expend significant resources, which may not be available to it, to conduct additional trials in support of potential approval of its product candidates.

TuHURA’s product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

As with most biological products, use of TuHURA’s product candidates could be associated with side effects or adverse events, which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by TuHURA’s product candidates could cause TuHURA or regulatory authorities to interrupt, delay, or halt clinical trials.

The FDA or comparable foreign regulatory authorities could delay or deny approval of TuHURA’s product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of TuHURA’s product candidates could also require TuHURA or its collaborators to perform additional studies or halt development or sale of these product candidates.

If one or more of TuHURA’s product candidates receives marketing approval, and TuHURA or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using TuHURA’s products, many potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approvals of such products;

•	regulatory authorities may require the addition of labeling statements, specific warnings or a contraindications;

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TuHURA may be required to create a REMS plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	TuHURA may be required to change the way such products are distributed or administered, or change the labeling of the products;

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the FDA or a comparable foreign regulatory authority may require TuHURA to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the products;

•	TuHURA may decide to recall such products from the marketplace after they are approved;

•	TuHURA could be sued and held liable for harm caused to individuals exposed to or taking its products; and

•	TuHURA’s reputation may suffer.

In addition, adverse side effects caused by any therapeutics that may be similar in nature to TuHURA’s product candidates could delay or prevent regulatory approval of TuHURA’s product candidates, limit the commercial profile of an approved label for TuHURA’s product candidates, or result in significant negative consequences for its product candidates following marketing approval.

TuHURA believes that any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing TuHURA’s product candidates, if approved, and significantly impact TuHURA’s ability to successfully commercialize its product candidates and generate revenues.

If TuHURA encounters difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on TuHURA’s ability to enroll a sufficient number of patients who remain in the trial until its conclusion. TuHURA may experience difficulties in patient enrollment in its clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the patient eligibility criteria defined in the protocol;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	TuHURA’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications TuHURA is investigating;

•	TuHURA’s ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, TuHURA’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as TuHURA’s product candidates, and this competition will reduce the number and types of patients available to TuHURA, because some patients who might have opted to enroll in TuHURA’s trials may instead opt to enroll in a trial being conducted by one of its competitors. Because the number of qualified clinical investigators is limited, TuHURA may conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for TuHURA’s clinical trials at such clinical trial sites. Moreover, because TuHURA’s product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and hematopoietic cell transplantation, rather than enroll patients in any future clinical trial.

Even if TuHURA can enroll a sufficient number of patients in its clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect TuHURA’s ability to advance the development of its product candidates.

Clinical trials are expensive, time-consuming, and difficult to design and implement, and TuHURA’s clinical trial costs may be higher than those for more conventional therapeutic technologies or drug products.

Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because TuHURA’s product candidates are based on new technologies and manufactured on a patient-by-patient basis, TuHURA expects that they will require extensive research and development and have substantial manufacturing costs. In addition, costs to treat patients with relapsed/refractory cancer and to treat potential side effects that may result from TuHURA’s product candidates can be significant. Accordingly, TuHURA’s clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products.

In addition, one of TuHURA’s early-stage product candidates that is currently in preclinical development is for a novel class of injectable biologics. Development of the underlying technology may be affected by unanticipated technical, regulatory, manufacturing, or other problems, among other research and development issues, and the possible insufficiency of funds needed to complete development of this product candidate.

TuHURA’s proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us. Depending on the number of patients TuHURA ultimately enrolls in its trials, and the number of trials TuHURA may need to conduct, its overall clinical trial costs may be higher than for more conventional treatments.

TuHURA’s product candidates are biologics and the manufacture of its product candidates is complex and TuHURA may encounter difficulties in production, particularly with respect to process development or scaling-out of TuHURA’s manufacturing capabilities. If TuHURA or any of its third-party manufacturers encounter such difficulties, TuHURA’s ability to provide supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped, or TuHURA may be unable to maintain a commercially viable cost structure.

TuHURA’s product candidates are biologics and the process of manufacturing its products is complex, highly regulated, and subject to multiple risks. The manufacture of TuHURA’s product candidates involves complex processes, and, as a result of the complexities, the cost to manufacture biologics in general is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. TuHURA’s manufacturing process will be susceptible to product loss or failure due to logistical issues. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause TuHURA’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

In addition, the manufacturing process for any products that TuHURA may develop is subject to FDA and foreign regulatory authority approval process, and TuHURA will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If TuHURA or its CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, TuHURA may not obtain or maintain the approvals TuHURA needs to commercialize such products. Even if TuHURA obtains regulatory approval for any of its product candidates, there is no assurance that either

TuHURA or its CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of TuHURA’s product candidate, impair commercialization efforts, increase its cost of goods, and have an adverse effect on its business, financial condition, results of operations and growth prospects.

TuHURA relies on third parties to manufacture its clinical product supplies, and TuHURA intends to rely on third parties for at least a portion of the manufacturing process of its product candidates, if approved. TuHURA’s business could be harmed if those third parties fail to provide it with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to maintain or achieve satisfactory regulatory compliance.

TuHURA does not currently own any facility that may be used as its clinical-scale manufacturing and processing facility and currently relies on several outside vendors to manufacture supplies and process TuHURA’s product candidates. TuHURA has not yet caused its product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of its product candidates.

Although in the future TuHURA does intend to develop its own manufacturing facility, it also intends to use third parties as part of its manufacturing process and may, in any event, never be successful in developing its own manufacturing facility. TuHURA’s anticipated reliance on a limited number of third-party manufacturers exposes it to the following risks:

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TuHURA may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any manufacturers. This approval would require new testing and good manufacturing practices compliance inspections by FDA. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of TuHURA’s products;

•	TuHURA’s third-party manufacturers might be unable to timely manufacture its product or produce the quantity and quality required to meet its clinical and commercial needs, if any;

•	Contract manufacturers may not be able to execute TuHURA’s manufacturing procedures and other logistical support requirements appropriately;

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TuHURA’s future contract manufacturers may not perform as agreed, may not devote sufficient resources to its products, or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store, and distribute its products;

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TuHURA’s future contract manufacturers may not perform as agreed, may not devote sufficient resources to its products, or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store, and distribute its products;

•	Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current good manufacturing practices, or cGMP, current

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good tissue practices, or cGTP, if applicable and other government regulations and corresponding foreign standards. TuHURA does not have control over third-party manufacturers’ compliance with these regulations and standards;

•	TuHURA may not own, or may not solely own, the intellectual property rights to improvements made by its third-party manufacturers in the manufacturing process for its products;

•	TuHURA’s third-party manufacturers could breach or terminate their agreement with the company;

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Raw materials and components used in the manufacturing process, particularly those for which TuHURA has no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•	TuHURA’s contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

•	TuHURA’s contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of TuHURA’s clinical trials or the approval of any of its product candidates by the FDA, result in higher costs or adversely impact commercialization of TuHURA’s product candidates. In addition, TuHURA will rely on third parties to perform certain specification tests on its product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on TuHURA until deficiencies are remedied.

Although TuHURA’s agreements with its CMOs require them to perform according to certain cGMP and, if applicable, cGTP requirements such as those relating to quality control, quality assurance, and qualified personnel, TuHURA cannot control the conduct of its CMOs to implement and maintain these standards. If any of TuHURA’s CMOs cannot successfully manufacture material that conforms to its specifications and the regulatory requirements of the FDA, EMA, or other comparable foreign authorities, TuHURA would be prevented from obtaining regulatory approval for its drug candidates unless and until TuHURA engages a substitute CMO that can comply with such requirements, which it may not be able to do. Any such failure by any of TuHURA’s CMOs would significantly impact its ability to develop, obtain regulatory approval for, or market TuHURA’s drug candidates, if approved.

The manufacture of biological drug products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.

Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state, and foreign regulations. Furthermore, if contaminants are discovered in TuHURA’s supply of its product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination. TuHURA cannot assure you that any stability failures or other issues relating to the manufacture of its product candidates will not occur in the future. Additionally, TuHURA’s manufacturers may experience manufacturing difficulties due to resource constraints, labor disputes, or unstable political environments. If TuHURA’s manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, its ability to provide its product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs, and, depending upon the period of delay, require TuHURA to begin new clinical trials at additional expense or terminate clinical trials completely.

TuHURA’s third-party manufacturers may be unable to successfully scale up manufacturing of its product candidates in sufficient quality and quantity, which would delay or prevent TuHURA from developing its product candidates and commercializing any approved product candidates.

TuHURA’s manufacturing partners may be unable to successfully increase the manufacturing capacity for its product candidates in a timely or cost-effective manner, or at all, as needed for its development efforts or, if its product candidates are approved, its commercialization efforts. Quality issues may also arise during scale-up activities. If TuHURA, or any manufacturing partners, are unable to successfully scale up the manufacture of TuHURA’s product candidates in sufficient quality and quantity, the development, testing, and clinical trials of its product candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting therapeutic may be delayed or not obtained, which could significantly harm TuHURA’s business.

Cell-based therapies rely on the availability of reagents, specialized equipment, and other specialty materials, which may not be available to TuHURA on acceptable terms or at all. For some of these reagents, equipment, and materials, TuHURA relies or may rely on sole source vendors or a limited number of vendors, which could impair TuHURA’s ability to manufacture and supply its products.

Manufacturing TuHURA’s product candidates will require many reagents, which are substances used in TuHURA’s manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. TuHURA currently depends on a limited number of vendors for certain materials and equipment used in the manufacture of its product candidates. Some of these suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support TuHURA’s needs. TuHURA also does not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, TuHURA may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment, and materials, TuHURA relies and may in the future rely on sole source vendors or a limited number of vendors. An inability to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect TuHURA’s ability to satisfy demand for its product candidates, which could adversely and materially affect its product sales and operating results or its ability to conduct clinical trials, either of which could significantly harm its business.

As TuHURA continues to develop and scale its manufacturing process, TuHURA expects that it will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. TuHURA may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if it is unable to alter its process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on its business.

TuHURA relies and will rely on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, TuHURA may not be able to obtain regulatory approval of or commercialize its product candidates.

TuHURA depends and will depend upon independent investigators and collaborators to conduct its clinical trials under agreements with universities, medical institutions, CROs, strategic partners, and others. TuHURA expects to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to TuHURA’s development timelines and increased costs.

TuHURA relies and will rely heavily on third parties over the course of its clinical trials, and as a result will have limited control over the clinical investigators and limited visibility into its day-to-day activities. Nevertheless, TuHURA is responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards, and TuHURA’s reliance on third parties does not relieve it of its regulatory responsibilities. TuHURA and these third parties are required to comply with good clinical practices (“GCP”), which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators, and trial sites. If TuHURA or any of these third parties fails to comply with applicable GCP regulations, the clinical data generated in TuHURA’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require TuHURA to perform additional nonclinical or clinical trials before approving its marketing applications. TuHURA cannot be certain that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the applicable GCP regulations. In addition, TuHURA’s clinical trials must be conducted with biologic product produced under cGMP, and likely cGTP regulations and will require a large number of test patients. TuHURA’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require TuHURA to repeat clinical trials, which would delay the regulatory approval process. Moreover, TuHURA’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting TuHURA’s clinical trials are not and will not be its employees and, except for remedies available to TuHURA under its agreements with such third parties, TuHURA cannot control whether or not they devote sufficient time and resources to its ongoing preclinical, clinical, and nonclinical programs. These third parties may also have relationships with other commercial entities, including TuHURA’s competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on TuHURA’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to TuHURA’s clinical protocols or regulatory requirements or for other reasons, TuHURA’s clinical trials may be extended, delayed, or terminated and TuHURA may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. As a result, TuHURA’s financial results and the commercial prospects for its product candidates would be harmed, its costs could increase, and its ability to generate revenue could be delayed.

Any agreements governing TuHURA’s relationships with CROs or other contractors with whom TuHURA currently engages or may engage in the future may provide those outside contractors with certain rights to terminate a clinical trial under specified circumstances. If any of TuHURA’s relationships with these third-party CROs terminate, TuHURA may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays occur, which can materially impact TuHURA’s ability to meet its desired clinical development timelines. Though TuHURA carefully manages its relationships with its CROs, there can be no assurance that TuHURA will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition, and prospects.

TuHURA plans to seek orphan drug status for some or all of its product candidates, but TuHURA may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause its revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of TuHURA’s drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if TuHURA is unable to manufacture sufficient supply of its product.

TuHURA plans to seek orphan drug designation for some or all of its product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products, but exclusive marketing rights in the United States may be limited if TuHURA seeks approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although TuHURA intends to seek orphan drug designation for other product candidates, TuHURA may never receive such designations.

The review processes of regulatory authorities are lengthy, time consuming, expensive and inherently unpredictable. If TuHURA is unable to obtain approval for its product candidates from applicable regulatory authorities, it will not be able to market and sell those product candidates in those countries or regions and TuHURA’s business could be substantially harmed.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are, and will remain, subject to extensive regulation by the FDA in the United States and by the respective regulatory authorities in other countries where regulations differ. TuHURA is not permitted to market its biological product candidates in the United States until TuHURA receives the respective approval of a BLA from the FDA, or in any foreign countries until TuHURA receives the requisite approval from the respective regulatory authorities in such countries. The time required to obtain approval, if any, by the FDA, EMA and comparable foreign authorities is unpredictable, but typically takes many years following the commencement of clinical trials, if approval is obtained at all, and depends upon numerous factors, including the substantial discretion of the regulatory authorities and the type, complexity and novelty of the product candidates involved. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that TuHURA’s data is insufficient for approval and require additional nonclinical studies or clinical trials. TuHURA has limited experience in planning and conducting the clinical trials required for marketing approvals, and TuHURA has and expects to continue to rely on third-party CROs to assist TuHURA in this process. Obtaining marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing, processing, and packaging facilities by the regulatory authorities. TuHURA’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude TuHURA’s obtaining marketing approval or prevent or limit commercial use, or there may be deficiencies in cGMP compliance by TuHURA or by its CMOs that could result in the candidate not being approved. Moreover, TuHURA has not obtained regulatory approval for any drug candidate in any jurisdiction and it is possible that none of its existing drug candidates or any drug candidates TuHURA may seek to develop in the future will ever obtain regulatory approval.

TuHURA’s biological product candidates could fail to receive, or could be delayed in receiving, regulatory approval for many reasons, including any one or more of the following:

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of TuHURA’s clinical trials;

•	TuHURA may be unable to demonstrate to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA or comparable foreign regulatory authorities for approval;

•	TuHURA may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with TuHURA’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of TuHURA product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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upon review of TuHURA’s clinical trial sites and data, the FDA or comparable foreign regulatory authorities may find TuHURA’s record keeping or the record keeping of its clinical trial sites to be inadequate;

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the manufacturing processes or facilities of third-party manufacturers with which TuHURA contracts for clinical and commercial supplies may fail to meet the requirements of the FDA, EMA or comparable foreign regulatory authorities;

•	the FDA, EMA or comparable foreign regulatory authorities may fail to approve the companion diagnostics TuHURA contemplates developing internally or with partners; and

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the change of the medical standard of care or the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner that renders TuHURA’s clinical data insufficient for approval.

Even if TuHURA was able to obtain regulatory approval in one or more jurisdictions, regulatory authorities may approve any of its product candidates for fewer or more limited indications than TuHURA requests, may not approve prices TuHURA may propose to charge for its products, may grant approval contingent on the performance of costly post-marketing clinical trials (referred to as “conditional” or “accelerated” approval depending on the jurisdiction), or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing circumstances could materially harm the commercial prospects for TuHURA’s drug candidates.

TuHURA currently has no marketing and sales organization and has no experience in marketing products. If TuHURA is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, TuHURA may not be able to generate product revenue.

TuHURA currently has no sales, marketing, or commercial product distribution capabilities and has no experience in marketing products. TuHURA intends to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources, and time. TuHURA will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retain marketing and sales personnel.

If TuHURA is unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all products TuHURA develops, it will likely pursue collaborative arrangements regarding the sales and marketing of its products. However, there can be no assurance that TuHURA will be able to establish or maintain such collaborative arrangements, or if TuHURA is able to do so, that they will have effective sales forces. Any revenue TuHURA receives will depend upon the efforts of such third parties, which may not be successful. TuHURA may have little or no control over the marketing and sales efforts of such third parties, and TuHURA’s revenue from product sales may be lower than if it had commercialized its product candidates itself. TuHURA also faces competition in its search for third parties to assist it with the sales and marketing efforts of its product candidates.

There can be no assurance that TuHURA will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product in the United States or overseas, and as a result, TuHURA may not be able to generate product revenue.

TuHURA may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and TuHURA may not realize the benefits of such alliances or licensing arrangements.

TuHURA may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that TuHURA believes will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that TuHURA may develop. Any of these relationships may require TuHURA to incur non-recurring and other charges, increase TuHURA’s near and long-term expenditures, issue securities that dilute its existing stockholders, or disrupt its management and business. In addition, TuHURA faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, TuHURA may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for TuHURA’s product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view TuHURA’s product candidates as having the requisite potential to demonstrate safety and efficacy.

Further, collaborations involving TuHURA’s product candidates, such as TuHURA’s collaborations with third-party research institutions, are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of TuHURA’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with TuHURA’s products or product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend TuHURA’s intellectual property rights, or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate TuHURA’s intellectual property or proprietary information or expose TuHURA to potential liability;

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disputes may arise between TuHURA and a collaborator that cause the delay or termination of the research, development or commercialization of TuHURA’s product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

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collaborators may own or co-own intellectual property covering TuHURA’s products that results from its collaborations with them, and in such cases, TuHURA would not have the exclusive right to commercialize such products.

As a result, if TuHURA enters into collaboration agreements and strategic partnerships or license its products or businesses, it may not be able to realize the benefit of such transactions if it are unable to successfully integrate them with TuHURA’s existing operations and company culture, which could delay TuHURA’s timelines or otherwise adversely affect its business. TuHURA also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to TuHURA’s product candidates could delay the development and commercialization of TuHURA’s product candidates in certain geographies for certain indications, which would harm TuHURA’s business prospects, financial condition, and results of operations.

If TuHURA engages in future acquisitions or strategic partnerships, this may increase TuHURA’s capital requirements, dilute its stockholders, cause TuHURA to incur debt or assume contingent liabilities, and subject it to other risks.

TuHURA may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	TuHURA’s inability to achieve desired efficiencies, synergies or other anticipated benefits from such acquisitions or strategic partnerships;

•	the diversion of TuHURA’s management’s attention from its existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in TuHURA’s ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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TuHURA’s inability to generate revenue from acquired technology and/or products sufficient to meet its objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if TuHURA undertakes future acquisitions, it may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, TuHURA may not be able to locate suitable acquisition opportunities and this inability could impair TuHURA’s ability to grow or obtain access to technology or products that may be important to the development of its business.

If TuHURA, its CROs or its CMOs use hazardous and biological materials in a manner that causes injury or violates applicable law, TuHURA may be liable for damages.

TuHURA’s research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by TuHURA or third parties, such as CROs and CMOs.

TuHURA and such third parties are subject to federal, state, and local laws and regulations in the United States governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although TuHURA believes that its and such third parties’ procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, TuHURA cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, TuHURA may incur liability or local, city, state, or federal authorities may curtail the use of these materials and interrupt its business operations. In the event of an accident, TuHURA could be held liable for damages or penalized with fines, and the liability could exceed its resources. TuHURA does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair TuHURA’s research, development and production efforts, which could harm its business, prospects, financial condition, or results of operations.

TuHURA’s internal computer systems, or those used by its third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, TuHURA’s internal computer systems and those of its future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Although to TuHURA’s knowledge it has not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in TuHURA’s operations, it could result in a material disruption of its development programs and TuHURA’s business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in TuHURA’s regulatory approval efforts and significantly increase TuHURA’s costs to recover or reproduce the data. Likewise, TuHURA relies on its third-party research institution collaborators for research and development of its product candidates and other third parties for the manufacture of TuHURA’s product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business. To the extent that any disruption or security breach were to result in a loss of, or damage to, TuHURA’s data or applications, or inappropriate disclosure of confidential or proprietary information, TuHURA could incur liability and the further development and commercialization of its product candidates could be delayed.

Although TuHURA takes reasonable steps to help protect confidential and other sensitive information from unauthorized access or disclosure, TuHURA also could be the target of phishing attacks seeking confidential information regarding its employees. Furthermore, while TuHURA has implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information may be transmitted to TuHURA by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with TuHURA’s practices or those of third parties who transmit PHI and other PII or confidential information to TuHURA.

To the extent TuHURA or these third parties are found to have violated such laws, rules or regulations or that any disruption or security breach were to result in a loss of, or damage to, TuHURA’s or its third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, TuHURA could incur liability including litigation exposure, penalties and fines, TuHURA could become the subject of regulatory action or investigation, its competitive position could be harmed and the further development and commercialization of its product candidates could be delayed. Any of the above could have a material adverse effect on TuHURA’s business, financial condition, results of operations or prospects.

If product liability lawsuits are brought against TuHURA, it may incur substantial liabilities and may be required to limit commercialization of its product candidates.

TuHURA faces an inherent risk of product liability as a result of the clinical testing of its product candidates and will face an even greater risk if TuHURA commercializes any products. For example, TuHURA may be sued if its product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If TuHURA cannot successfully defend itself against product liability claims, TuHURA may incur substantial liabilities or be required to limit commercialization of its product candidates. Even successful defense would require significant financial and management resources. Product liability claims could delay or prevent completion of TuHURA’s development programs. If TuHURA succeeds in marketing any approved products, these claims could result in an FDA investigation of the safety and effectiveness of its products, its manufacturing processes and facilities (or the manufacturing processes and facilities of TuHURA’s third-party manufacturer) or its marketing programs, a recall of TuHURA’s products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in:

•	decreased demand for TuHURA’s products;

•	injury to TuHURA’s reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and TuHURA’s resources;

•	substantial monetary awards to trial participants or patients;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and TuHURA’s capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in TuHURA’s share price.

TuHURA’s Risks Relating to Government Regulation

The FDA regulatory approval process is lengthy, time-consuming, and inherently unpredictable, and TuHURA may experience significant delays in the clinical development and regulatory approval, if any, of its product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, adverse event reporting, record keeping, advertising, promotion, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. TuHURA is not permitted to market any biological drug product in the United States until TuHURA receives a Biologics License from the FDA. TuHURA has not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. However, A BLA must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe, pure, potent, and effective for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. TuHURA expects the novel nature of its product candidates to create further challenges in obtaining regulatory approval. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on TuHURA’s ability to obtain licensure of the product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for TuHURA’s product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

In addition, clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

•	obtaining regulatory approval to begin a trial, if applicable;

•	the availability of financial resources to begin and complete the planned trials;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval at each clinical trial site by an IRB;

•	recruiting suitable patients to participate in a trial in a timely manner;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol, not complying with GCP, or dropping out of a trial;

•	addressing any patient safety concerns that arise during the course of a trial;

•	addressing any conflicts with new or existing laws or regulations;

•	adding new clinical trial sites; or

•	manufacturing qualified materials under cGMP for use in clinical trials.

TuHURA’s third-party research institution collaborators may also experience similar difficulties in completing ongoing clinical trials and conducting future clinical trials of product candidates. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of TuHURA’s product candidates.

Obtaining and maintaining regulatory approval of TuHURA’s product candidates in one jurisdiction does not mean that TuHURA will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of TuHURA’s product candidates in one jurisdiction does not guarantee that TuHURA will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that TuHURA intends to charge for its products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for TuHURA and could delay or prevent the introduction of its products in certain countries. If TuHURA fails to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed.

Even if TuHURA receives regulatory approval of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and TuHURA may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.

If TuHURA’s product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, and in certain cases Good Tissue Practices (“cGTP”), regulations. As such, TuHURA and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and cGTp and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, TuHURA and others with whom it works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that TuHURA receives for its product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of TuHURA’s product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves TuHURA’s product candidates, TuHURA will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGTP and cGCPs for any clinical trials that TuHURA conducts post-approval.

Later discovery of previously unknown problems with TuHURA’s product candidates, including adverse events of unanticipated severity or frequency, or with TuHURA’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in the following among other things:

•	restrictions on the manufacturing of the product, the approved manufacturers or the manufacturing process;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	withdrawal of the product from the market;

•	product recalls;

•	warning or untitled letters from the FDA or comparable notice of violations from foreign regulatory authorities;

•	refusal of the FDA or other applicable regulatory authority to approve pending applications or

•	supplements to approved applications;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	suspension of any of TuHURA’s ongoing clinical trials;

•	product seizure or detention or refusal to permit the import or export of products; and

•	consent decrees, injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of TuHURA’s product candidates. TuHURA cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If TuHURA is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if TuHURA is not able to maintain regulatory compliance, TuHURA may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.

In addition, if TuHURA was able to obtain accelerated approval of any of TuHURA’s product candidates, the FDA would require TuHURA to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn. While operating under accelerated approval, TuHURA will be subject to certain restrictions that it would not be subject to upon receiving regular approval.

Even if TuHURA obtains regulatory approval of its product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers, and others in the medical community.

TuHURA’s products may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers, and others in the medical community. Several factors will influence whether TuHURA’s product candidates are accepted in the market, including:

•	the clinical indications for which TuHURA’s product candidates are approved;

•	physicians, hospitals, cancer treatment centers, and patients considering TuHURA’s product candidates as a safe and effective treatment;

•	the potential and perceived advantages of TuHURA’s product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	any restrictions on concomitant TuHURA of other medications;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA;

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the size of the market for such drug candidate, based on the size of the patient subsets that TuHURA is targeting, in their territories for which TuHURA gains regulatory approval and have commercial rights;

•	the safety of the drug candidate as demonstrated through broad commercial rights;

•	the adequacy of supply of TuHURA’s product candidates;

•	the timing of market introduction of TuHURA’s product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer TuHURA’s product candidates;

•	the availability of adequate coverage, reimbursement, and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

•	support from patient advocacy groups;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of TuHURA’s sales and marketing efforts.

TuHURA’s ability to negotiate, secure and maintain third-party coverage and reimbursement for its product candidates may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. These and other similar developments could significantly limit the degree of market acceptance of any product candidate of ours that receives marketing approval in the future.

Even if TuHURA’s products achieve market acceptance, TuHURA may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than its products, are more cost effective or render TuHURA’s products obsolete.

TuHURA is and will be subject to stringent privacy laws, cybersecurity laws, regulations, policies and contractual obligations related to privacy and security, and changes in such laws, regulations, policies or how they are interpreted or changes in related contractual obligations could adversely affect TuHURA’s business.

TuHURA is subject to data privacy and protection laws and regulations that apply to the collection, transmission, processing, storage and use of personally-identifying information including comprehensive regulatory systems in the U.S. and EU, which, among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect TuHURA’s business. Failure to comply with any of these laws and regulations by TuHURA or third parties to whom TuHURA contracts certain types of work (like clinical trials) could result in enforcement action against TuHURA or such third parties, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to TuHURA’s reputation and loss of goodwill, any of which could have a material adverse effect on its business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and its contractual obligations can be complex and may be subject to changing interpretation.

If TuHURA is unable to properly protect the privacy and security of protected health information or other personal, sensitive, or confidential information in its possession, TuHURA could be found to have breached its contracts. Further, if TuHURA fails to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, TuHURA could face significant administrative, civil and criminal penalties. Enforcement activity can also result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal and outside resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. In addition to the risks associated with enforcement activities and potential contractual liabilities, TuHURA’s ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to its policies, procedures and systems.

In the EU, TuHURA may be subject to the General Data Protection Regulation (“GDPR”) which went into effect in May 2018 and which imposes obligations on companies that operate in TuHURA’s industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If TuHURA’s or TuHURA’s partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, TuHURA may be subject to litigation, regulatory investigations, enforcement notices requiring TuHURA to change the way TuHURA uses personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

The GDPR may also impose additional compliance obligations relating to the transfer of data between TuHURA and its subsidiaries or other business partners. For example, the European Court of Justice recently invalidated the EU-U.S. Privacy Shield as a basis for transfers of personal data from the EU to the U.S. and raised questions about the continued validity of one of the primary alternatives to the EU-U.S. Privacy Shield, namely the European Commission’s Standard Contractual Clauses. Some customers or other service providers may respond to these evolving laws and regulations by asking TuHURA to make certain privacy or data-related contractual commitments that TuHURA is unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships.

While TuHURA continues to address the implications of the recent changes to EU data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and TuHURA’s efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with TuHURA’s practices. TuHURA must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose TuHURA to risk of enforcement actions taken by data protection authorities in the EU and elsewhere and carries with it the potential for significant penalties if TuHURA is found to be non-compliant. Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could expose TuHURA to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that TuHURA changes its practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect TuHURA’s business.

Even if TuHURA is not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm its business, financial condition, results of operations or prospects.

Coverage and reimbursement may be limited or unavailable in certain market segments for TuHURA’s product candidates, which could make it difficult for TuHURA to sell its product candidates profitably.

Successful sales of TuHURA’s product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because TuHURA’s product candidates represent new approaches to treat cancer and other immune-related diseases, TuHURA cannot accurately estimate the potential revenue from its product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require TuHURA to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of TuHURA’s products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if TuHURA obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for TuHURA to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of TuHURA’s products. Patients are unlikely to use TuHURA’s product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of TuHURA’s product candidates. Because TuHURA’s product candidates have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for TuHURA to achieve profitability may be greater.

TuHURA intends to seek approval to market its product candidates in both the United States and in selected foreign jurisdictions. If TuHURA obtains approval in one or more foreign jurisdictions for its product candidates, TuHURA will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of TuHURA’s product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for TuHURA’s product candidates and may be affected by existing and future health care reform measures.

TuHURA’s employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

TuHURA is exposed to the risk of fraud, misconduct or other illegal activity by its employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with applicable laws and regulations of the FDA and other similar foreign regulatory bodies; provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies; comply with manufacturing standards TuHURA has established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to TuHURA. If TuHURA obtains FDA approval of any of its product candidates and begins commercializing those products in the United States, TuHURA’s potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, TuHURA’s current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in significant regulatory sanctions and cause serious harm to TuHURA’s reputation. It is not always possible to identify and deter misconduct by employees and other parties, and the precautions TuHURA takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting TuHURA from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against TuHURA, and TuHURA is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant fines or other sanctions.

TuHURA’s relationships with prescribers, purchasers, third-party payors and patients will be subject to applicable anti-kickback, fraud and abuse and other health care laws and regulations, which could expose TuHURA to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Although TuHURA does not currently have any products on the market, upon commercialization of its drug candidates, if approved, TuHURA will be subject to additional health care statutory and regulatory requirements and oversight by federal and state governments in the United States as well as foreign governments in the jurisdictions in which TuHURA conducts its business. Physicians, other health care providers and third-party payors will play a primary role in the recommendation, prescription and use of any product candidates for which TuHURA obtains marketing approval. TuHURA’s future arrangements with such third parties may expose TuHURA to broadly applicable fraud and abuse and other health care laws and regulations that may constrain TuHURA’s business or financial arrangements and relationships through which TuHURA markets, sells and distributes any products for which TuHURA may obtain marketing approval. Restrictions under applicable domestic and foreign health care laws and regulations include, but are not limited to, the following:

•

the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal health care program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

U.S. federal false claims, false statements and civil monetary penalties laws, including the US False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly

•

presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; actions may be brought by the government or a whistleblower and may include an assertion that a claim for payment by federal health care programs for items and services which results from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•

HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any health care benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

analogous state and foreign laws and regulations relating to health care fraud and abuse, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third-party payors, including private insurers;

•	the FCPA and other anti-corruption laws and regulations pertaining to TuHURA’s financial relationships and interactions with foreign government officials;

•

the U.S. federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act,” which requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services (“CMS”), information related to physician payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals as well as the ownership and investment interests of physicians and their immediate family members. Beginning in 2022, applicable manufacturers are required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;

•

analogous state and foreign laws that require pharmaceutical companies to track, report and disclose to the government and/or the public information related to payments, gifts, and other transfers of value or remuneration to physicians and other health care providers, marketing activities or expenditures, or product pricing or transparency information, or that require pharmaceutical companies to implement compliance programs that meet certain standards or to restrict or limit interactions between pharmaceutical manufacturers and members of the health care industry;

•

the U.S. federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal health care programs;

•

HIPAA, which imposes obligations on certain covered entity health care providers, health plans, and health care clearinghouses and their business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

•

state and foreign laws that govern the privacy and security of health information in certain circumstances, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of TuHURA’s business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Affordable Care Act (the “ACA”), among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. As a result of such amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that TuHURA’s business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that TuHURA’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against TuHURA, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of TuHURA’s operations, any of which could adversely affect its ability to operate its business and its results of operations. In addition, the approval and commercialization of any of TuHURA’s product candidates outside the United States will also likely subject TuHURA to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. If any of the physicians or other health care providers or entities with whom TuHURA expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from federal health care programs.

Risks Relating to TuHURA’s Intellectual Property

TuHURA could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of its products or product candidates.

TuHURA anticipates that it will file additional patent applications both in the United States and in other countries, as appropriate. However, TuHURA cannot predict:

•	if and when any patents will issue;

•	the degree and range of protection any issued patents will afford TuHURA against competitors, including whether third parties will find ways to invalidate or otherwise circumvent its patents;

•	whether others will apply for or obtain patents claiming aspects similar to those covered by TuHURA’s patents and patent applications; or

•	whether TuHURA will need to initiate litigation or administrative proceedings to defend its patent rights, which may be costly whether TuHURA wins or loses.

For biological and pharmaceutical products, claims directed to compositions of matter are generally considered to be the strongest form of intellectual property protection. Such claims are not directed to any particular use of the product, and therefore encompass all uses. TuHURA cannot be certain, however, that the claims in its pending patent applications covering the composition of matter of its product candidates will be considered patentable by the United States Patent and Trademark Office (“USPTO”) or foreign patent offices, or that TuHURA’s issued claims will be considered valid and enforceable by U.S. or foreign courts.

Claims directed to methods of use protect the use of a product for the specified method. This type of claim does not prevent a competitor from making and marketing a product that is identical to the product for a specific use that falls outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for TuHURA’s targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by TuHURA’s method claims. Although off-label prescriptions may infringe or contribute to the infringement of method claims, the practice is common and such infringement is difficult to prevent or prosecute. Many of TuHURA’s issued claims cover methods for making its cell therapy products.

Claims directed to methods of making a product protect the process by which a product is made. This type of claim does not prevent a competitor from marketing a product that is identical to TuHURA’s product, if the competitor’s product is made by a process outside the scope of the patented method.

The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that TuHURA owns or in-license may fail to result in issued patents with claims that cover its product candidates, methods of making its product candidates, or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, TuHURA’s patents and patent applications may not adequately protect its intellectual property or prevent others from designing their products to avoid being covered by its claims. If the breadth or strength of protection provided by the patents and patent applications TuHURA holds with respect to its product candidates is threatened, this could dissuade companies from collaborating with TuHURA to develop, and could threaten TuHURA’s ability to commercialize, TuHURA’s product candidates. Further, if TuHURA encounters delays in its clinical trials, the period of time during which TuHURA could market its product candidates under patent protection would be reduced. Because patent applications in the United States and most other countries are confidential for a period of time after filing, TuHURA cannot be certain that it was the first to file any patent application related to its product candidates.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, TuHURA seeks to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that TuHURA elects not to patent, processes for which patents are difficult to enforce, and any other elements of its product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. TuHURA seeks to protect its proprietary processes, in part, by entering into confidentiality agreements with its employees, consultants, outside scientific advisors, contractors, and collaborators. Although TuHURA uses reasonable efforts to protect its trade secrets, its employees, consultants, outside scientific advisors, contractors, and collaborators might intentionally or inadvertently disclose its trade secret information to competitors. In addition, competitors may otherwise gain access to TuHURA’s trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, TuHURA may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If TuHURA is unable to prevent unauthorized material disclosure of its intellectual property to third parties, or misappropriation of TuHURA’s intellectual property by third parties, TuHURA will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results, and financial condition.

Third-party claims of intellectual property infringement against TuHURA or its collaborators may prevent or delay its product discovery and development efforts.

TuHURA’s commercial success depends in part on it avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, due to changes in U.S. law referred to as patent reform, procedures including inter parties review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to TuHURA’s patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which TuHURA is developing its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that TuHURA’s product candidates may give rise to claims of infringement of the patent rights of others.

TuHURA may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, maintaining, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and TuHURA’s intellectual property rights in some countries outside the United States can have a different scope and strength than do those in the United States. To date, in addition to the United States, TuHURA has filed patent applications in Australia, Brazil, Canada, China, Europe (via European Patent Office), Hong Kong, India, Israel, Japan, Russian Federation, South Korea, Mexico, and Singapore. In addition, the laws of some foreign countries, such as China, Brazil, Russia, and India, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, TuHURA may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using TuHURA’s inventions in and into the United States or other jurisdictions. Competitors may use TuHURA’s technologies in jurisdictions where TuHURA has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where TuHURA has patent protection, but enforcement against importation of infringing products is challenging or legal remedies are insufficient. These products may compete with TuHURA’s products and its patents or other intellectual property rights may not be effective or adequate to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, such as China, Brazil, Russia, and India, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for TuHURA to stop the infringement or misappropriation of its patents or other intellectual property rights, or the marketing of competing products in violation of TuHURA’s proprietary rights. Proceedings to enforce TuHURA’s patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business. Furthermore, such proceedings could put TuHURA’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims of infringement or misappropriation against TuHURA. TuHURA may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, TuHURA’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that TuHURA develops or licenses.

TuHURA may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe TuHURA’s patents or the patents of its licensors. To cease such infringement or unauthorized use, TuHURA may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against TuHURA, a court may decide that one or more of TuHURA’s patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that TuHURA’s patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of TuHURA’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put its patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from TuHURA’s business.

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, TuHURA’s patents or patent applications or those of its licensors. An unfavorable outcome could result in a loss of TuHURA’s current patent rights and could require TuHURA to cease using the related technology or to attempt to license rights to it from the prevailing party. TuHURA’s business could be harmed if the prevailing party does not offer TuHURA a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to TuHURA’s interests and, even if it is successful, may result in substantial costs and distract its management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of TuHURA’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of shares of TuHURA Common Stock.

Issued patents covering TuHURA’s product candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

If TuHURA or one of its licensing partners initiate legal proceedings against a third party to enforce a patent covering one of TuHURA’s product candidates, the defendant could counterclaim that the patent covering TuHURA’s product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, and equivalent proceedings in foreign jurisdictions, such as opposition or derivation proceedings. Such proceedings could result in revocation or amendment to TuHURA’s patents in such a way that they no longer cover and protect its product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of TuHURA’s patents, for example, TuHURA cannot be certain that there is no invalidating prior art of which it, its patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, TuHURA would lose at least part, and perhaps all, of the patent protection on its product candidates. Such a loss of patent protection could have a material adverse impact on TuHURA’s business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing TuHURA’s ability to protect its products.

As is the case with other biopharmaceutical companies, TuHURA’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves, both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to TuHURA’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken TuHURA’s ability to obtain new patents or to enforce its existing patents and patents that TuHURA might obtain in the future. For example, in, Assoc. for Molecular Pathology v. Myriad

Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although TuHURA does not believe that any of the patents owned or licensed by TuHURA will be found invalid based on this decision, TuHURA cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of its patents.

TuHURA may be subject to claims that its employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

TuHURA has received confidential and proprietary information from third parties. In addition, TuHURA employs individuals who were previously employed at other biotechnology or pharmaceutical companies. TuHURA may be subject to claims that it or its employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or TuHURA’s employees’ former employers. Litigation may be necessary to defend against these claims. Even if TuHURA is successful in defending against these claims, litigation could result in substantial cost and be a distraction to TuHURA’s management and employees.

TuHURA may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of its product candidates.

Even if TuHURA is successful in achieving regulatory approval to commercialize a product candidate faster than its competitors, TuHURA may face competition from biosimilars. The Patient Protection and Affordable Care Act, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”). The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. While certain biosimilar products have been approved by the FDA for use in the United States, none of these have been cell therapy products and none have been interchangeable biosimilars. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidance is expected to be finalized by the FDA in the near term.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that the product is “highly similar” to the reference product notwithstanding minor differences in clinically inactive components and that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and, for products administered multiple times, that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own non-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

If competitors are able to obtain marketing approval for biosimilars referencing TuHURA’s products, TuHURA’s products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

TuHURA may be subject to claims challenging the inventorship of its patents and other intellectual property.

Although TuHURA is not currently experiencing any claims challenging the inventorship of its patents or ownership of its intellectual property, it may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, TuHURA may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If TuHURA fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on TuHURA’s business. Even if TuHURA is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Relating to the Commercialization of TuHURA’s Product Candidates

TuHURA’s product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale.

TuHURA’s product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of raw materials. There is no assurance that TuHURA’s manufacturers will be successful in establishing a larger-scale commercial manufacturing process for its product candidates that achieves its objectives for manufacturing capacity and cost of goods. Even if TuHURA could otherwise obtain regulatory approval for any product candidate, there is no assurance that its manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If TuHURA’s manufacturers are unable to produce sufficient quantities of the approved product for commercialization, its commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

Biologics carry unique risks and uncertainties, which could have a negative impact on future results of operations.

The successful discovery, development, manufacturing, and sale of biologics is a lengthy, expensive, and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited and governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture, and sell TuHURA’s biological product candidates would adversely impact TuHURA’s business and future results of operations.

Even if TuHURA is able to commercialize any of its product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or health care reform initiatives, which would harm TuHURA’s business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug and biological products vary widely from country to country. Current and future legislation may change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product marketing approval is granted and, in some markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, TuHURA may obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues TuHURA is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder TuHURA’s ability to recoup its investment in one or more product candidates, even if its product candidates obtain marketing approval.

TuHURA’s ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, reimbursement varies from payor to payor. Reimbursement agencies in Europe may be more conservative than federal health care programs or private health plans in the United States. For example, a number of cancer drugs are generally covered and paid for in the United States, but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. health care industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular products. For example, payors may limit coverage to specific drug or biological products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs or biologics for a particular indication. Payors may require use of alternative therapies or a demonstration that a product is medically necessary for a particular patient before use of a product will be covered. Additionally, payors may seek to control utilization by imposing prior authorization requirements.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. TuHURA cannot be sure that coverage will be available for any product candidate that it commercializes and, if coverage is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product candidate for which TuHURA obtains marketing approval. Patients are unlikely to use TuHURA’s products, if they are approved for marketing, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such products. If reimbursement is not available or is available only to limited levels, TuHURA may not be able to successfully commercialize any product candidate for which TuHURA obtains marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers TuHURA’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover TuHURA’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by federal health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. TuHURA’s inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that TuHURA develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

Further, there have been, and may continue to be, legislative and regulatory proposals at the U.S. federal and state levels and in foreign jurisdictions directed at broadening the availability and containing or lowering the cost of healthcare including plans announced by the Trump Administration to reform the U.S. pharmaceutical pricing system significantly through rulemaking and executive orders. In addition, existing legislation aimed at patient affordability in the United States such as the ACA may be repealed or replaced. The continuing efforts of the government, insurance companies, managed care organizations and other third-party payors to contain or reduce costs of healthcare may adversely affect TuHURA’s ability to set prices for its products that would allow it to achieve or sustain profitability. In addition, governments may impose price controls on any of TuHURA’s products that obtain marketing approval, which may adversely affect TuHURA’s future profitability.

In some foreign countries, particularly the member states of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can be a long and expensive process after the receipt of marketing approval for a product candidate. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, TuHURA may be required to conduct additional clinical trials that compare the cost-effectiveness of its product candidates to other available therapies in order to obtain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on prices or reimbursement levels within the country of publication and other countries. If reimbursement of TuHURA’s products is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, TuHURA may be unable to achieve or sustain profitability for sales of any of its product candidates that are approved for marketing in that country and its business could be adversely affected.

TuHURA has no experience selling, marketing or distributing products and currently have no internal marketing and sales force. If TuHURA is unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, it may not be able to effectively market and sell its product candidates, if approved, or generate product revenues.

TuHURA currently has no sales, marketing or distribution capabilities and have no experience as a company in the sale or marketing of pharmaceutical products. There can be no assurance that TuHURA will be able to market and sell its products in the United States or overseas. In order to commercialize any product candidates, TuHURA must build on a territory-by-territory basis marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and TuHURA may not be successful in doing so. Therefore, with respect to the commercialization of all or certain of TuHURA’s product candidates, TuHURA may choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If so, TuHURA’s success will depend, in part, on its ability to enter into and maintain collaborative relationships for such capabilities, such collaborators’ strategic interest in the products under development and such collaborators’ ability to successfully market and sell any such products.

If TuHURA is unable to enter into such arrangements when needed on acceptable terms or at all, TuHURA may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. Further, to the extent that TuHURA depends on third parties for marketing and distribution, any revenues TuHURA receives will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

To the extent that TuHURA decides not to, or is unable to, enter into collaborative arrangements with respect to the sales and marketing of its products, TuHURA may in the future need to establish an internal sales and marketing team with technical expertise and supporting distribution capabilities to commercialize its product candidates, which could be expensive, time-consuming and requiring significant attention of its executive officers to manage. Further, TuHURA may not have sufficient resources to allocate to the sales and marketing of its products.

Any failure or delay in the development of sales, marketing and distribution capabilities, through collaboration with one or more third parties or through internal efforts, would adversely impact the commercialization of any of TuHURA’s products that TuHURA obtains approval to market. As a result, TuHURA’s future product revenue will suffer and TuHURA may incur significant additional losses.

General Risk Factors Related to TuHURA

TuHURA’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which TuHURA competes achieve the forecasted growth, its business may not grow at similar rates, or at all.

TuHURA’s market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Its estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which TuHURA ultimately competes meet its size estimates and growth forecasts, its business may not grow at similar rates, or at all. TuHURA’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

TuHURA’s revenue will depend, in part, upon the size of the markets in the territories for which TuHURA gains regulatory approval, the accepted price for its products, the ability to obtain coverage and reimbursement and whether TuHURA owns the commercial rights for that territory. If the number of its addressable patients is not as significant as TuHURA estimates, the indication approved by regulatory authorities is narrower than TuHURA expects or the treatment population is narrowed by competition, physician choice, or treatment guidelines, TuHURA may not generate significant revenue from sales of such products, even if approved.

TuHURA’s business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events, or other macroeconomic conditions, which could have a material and adverse effect on its results of operations and financial condition.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown, and extreme volatility in the capital markets. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again.

Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Any such volatility and disruptions may adversely affect its business or the third parties on whom TuHURA relies. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect TuHURA by increasing its costs, including labor and employee benefit costs.

TuHURA may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on its results of operations and financial condition.

Risks Relating to the Delaware Conversion

Provisions of the Delaware Charter and the Delaware Bylaws, which will be the certificate of incorporation and bylaws of TuHURA if the Delaware Conversion is approved, and provisions under Delaware law could make an acquisition of TuHURA in the future more difficult and may prevent attempts by TuHURA’s stockholders to replace or remove its management.

If the Delaware Conversion Proposal is approved by TuHURA’s stockholders and the Delaware Conversion is completed, the Delaware Charter and the Delaware Bylaws, will become TuHURA’s certificate of incorporation and bylaws. Provisions that will be included in the Delaware Charter and Delaware Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of TuHURA that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the TuHURA’s Common Stock, thereby depressing the market price of its common stock. Among other things, these provisions will include the following:

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the authorized number of TuHURA’s directors may be changed only by resolution of its board of directors and only its board of directors is authorized to fill vacant directorships and newly created directorships;

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stockholders may not take action by written consent, but may only take action at an annual or special meeting of stockholders (subject to the rights of holders of any series of preferred stock then outstanding);

•	advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	stockholders are not entitled to the right to cumulate votes in the election of directors;

•	limitations on who may call a special meeting of stockholders; and

•

the board of directors is authorized to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively deterring acquisitions that have not been approved by TuHURA’s Board of Directors

Moreover, because the TuHURA will be incorporated in Delaware, it will be subject to the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder (which is generally defined to include any person that owns 15% or more of the corporation’s outstanding voting stock and their affiliates and associates) for three years following the time that the person becomes an “interested stockholder” unless, among other exclusions, (i) prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at a meeting and not by written consent. Although TuHURA believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the TuHURA’s Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by TuHURA’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The Delaware Charter, which will be the certificate of incorporation of TuHURA if the Delaware Conversion is approved and once TuHURA files the Delaware Certificate of Conversion and the Nevada Articles of Conversion, will provide that, unless TuHURA consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between TuHURA and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with TuHURA or its directors, officers, employees or agents.

The Delaware Charter, which will be the certificate of incorporation of TuHURA if the Delaware Conversion is approved and once TuHURA files the Delaware Certificate of Conversion and Nevada Articles of Conversion, will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of fiduciary duty owed by any of its current or former directors, officers, other employees or stockholders to TuHURA or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its certificate of incorporation or its bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” TuHURA reserves the right to assert that the Delaware Forum Provision applies to any derivative action or proceeding to procure a judgment in TuHURA’s favor, provided that, for the avoidance of doubt, the Delaware Forum Provision will not apply to claims arising under the Securities Act, the Exchange Act or any other claim for which the federal district courts are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim. It is, however, uncertain whether a court would enforce the Delaware Forum Provision with respect to a derivative action or proceeding brought by a stockholder to enforce TuHURA’s rights under the Exchange Act. TuHURA will not assert that the Delaware Forum Provision applies to any direct action brought by a stockholder to enforce rights under the Exchange Act or Securities Act. The Delaware Charter, which will be the certificate of incorporation of TuHURA if the Delaware Conversion is approved, will further provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor refers to herein as the “Federal Forum Provision.” It is, however, uncertain whether a court would enforce the Federal Forum Provision with respect to a proceeding brought by a stockholder to enforce its rights under the Securities Act. In addition, the Delaware Charter will provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders of TuHURA in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, such provisions may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with TuHURA or its directors, officers, employees or stockholders, which may discourage such lawsuits against TuHURA and its directors, officers, employees and stockholders even though an action, if successful, might benefit its stockholders.

RISKS RELATING TO KINETA

Risks Relating to Potential Strategic Transaction, and Financial Position

If Kineta is unable to successfully complete a strategic transaction, Kineta may be forced to cease operations altogether or file for bankruptcy protection.

There can be no assurance that any of Kineta’s plans will be successful or that additional capital will be available to Kineta on reasonable terms, or at all, when needed or that Kineta will successfully complete a strategic transaction. If Kineta does not obtain governmental approval for its products, or if, subject to receiving marketing approvals, it is unsuccessful in its commercial efforts to sell its products, Kineta’s business would experience significant harm. If Kineta is unable to obtain sufficient additional capital or to conclude a successful strategic transaction, Kineta may be forced to defer, reduce or eliminate significant planned expenditures, dispose of technology or assets including intangible assets, conclude a strategic transaction that is unfavorable to stockholders, enter into arrangements that may require Kineta to relinquish rights to certain of its products or product candidates, technologies or potential markets, delay or stop ongoing clinical trials, cease operations altogether or file for bankruptcy protection.

The Kineta Board of Directors remains dedicated to diligently deliberating upon and making informed decisions that the directors believe are in the best interests of the Company and its stockholders. There can be no assurance, however, that the Company’s current strategic direction, or the Kineta Board of Directors’ evaluation of strategic alternatives, will result in any initiatives, agreements, transactions or plans that will further enhance stockholder value.

In addition, given the current restructuring of Kineta’s operations and recent reduction in force, it may be difficult to evaluate the Company’s current business and future prospects on the basis of historical operating performance.

Kineta may not realize any additional value in a strategic transaction.

Potential counterparties in a strategic transaction involving Kineta may place minimal or no value on the Company’s assets. Further, the development and any potential commercialization of Kineta’s product candidates will require substantial additional cash to fund the costs associated with conducting the necessary preclinical and clinical testing and obtaining regulatory approval. Consequently, any potential counterparty in a strategic transaction involving the Company may choose not to spend additional resources for the development of Kineta’s product candidates and may attribute little or no value, in such a transaction, to those product candidates.

If Kineta is successful in completing a strategic transaction, it may be exposed to other operational and financial risks.

Although there can be no assurance that a strategic transaction will result from the process Kineta has undertaken to identify and evaluate strategic alternatives, the negotiation and consummation of any such transaction will require significant time on the part of the Company’s management, and the diversion of management’s attention may disrupt the Company’s business. The negotiation and consummation of any such transaction may also require more time or greater cash resources than Kineta anticipates and expose the Company to other operational and financial risks, including:

•	inability to retain key employees of the Company or any merged business;

•	increased near-term and long-term expenditures;

•	exposure to unknown liabilities;

•	higher than expected acquisition or integration costs;

•	incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

•	write-downs of assets or incurrence of non-recurring, impairment or other charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired business with its operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired business due to changes in management and ownership; and

•	possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on Kineta’s business, financial condition and prospects.

Kineta may not fully realize the expected cost savings and/or operating efficiencies from its restructuring activities and its ability to consummate a strategic transaction depends on its ability to retain its employees required to consummate such transaction.

On February 29, 2024, Kineta announced that it had completed a review of its business, including the status of its programs, resources and capabilities. Following this review, Kineta implemented a significant corporate restructuring to substantially reduce expenses and preserve cash. The restructuring included a reduction in its workforce by approximately 64% and the termination of enrollment of new patients in its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123 in patients with advanced solid tumors. Patients currently enrolled in the trial were permitted to continue to participate. The Company made this decision, in part, because certain investors failed to fulfill their contractual obligation to fund and the second closing of the private placement for an aggregate purchase price of $22.5 million did not occur.

The Company believes these changes were needed to streamline its organization and reallocate its resources to better align with its current strategic goals, including its current focus on pursuing strategic alternatives. However, these expense reduction measures have and may continue to yield unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the Company’s intended reductions in workforce, a reduction in morale among its remaining employees, and the risk that the Company may not achieve the anticipated benefits, all of which may have an adverse effect on the Company’s results of operations or financial condition.

Kineta’s ability to consummate a strategic transaction depends upon its ability to retain its employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. If the Company is unable to complete a strategic transaction, it may be required to seek a reorganization, liquidation or other restructuring. In addition, Kineta’s cash conservation activities, as well as the announcement that the Company is seeking strategic alternatives, may yield unintended consequences, such as attrition beyond its planned reductions in workforce that took place during the first quarter of 2024 and reduced employee morale, which may cause remaining employees to seek alternative employment. Kineta’s ability to successfully complete a strategic transaction depends in large part on its ability to retain certain of its remaining personnel. If the Company is unable to successfully retain its remaining personnel, it is at risk of a disruption to its exploration and consummation of a strategic alternative as well as business operations.

Kineta may become involved in securities litigation that could divert management’s attention and harm the Company’s business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, securities litigation has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction. The Company may be exposed to such litigation even if no wrongdoing occurred. Litigation is usually expensive and diverts management’s attention and resources, which could adversely affect Kineta’s business and cash resources and Kineta’s ability to consummate a potential strategic transaction or the ultimate value its stockholders receive in any such transaction.

Kineta identified conditions and events that raise substantial doubt about its ability to continue as a going concern, Kineta needs substantial additional funding, and if Kineta is unable to raise capital when needed or on favorable terms, its business, financial condition, and results of operation could be materially and adversely affected.

Kineta may be forced to wind-down its operations if it is unable to consummate a strategic transaction and/or obtain sufficient funding.

As of December 31, 2024, Kineta had $634,000 in cash, and there is substantial doubt about its ability to continue as a going concern. During the twelve months ended December 31, 2024, Kineta received cash proceeds of $5.9 million from TuHURA, however, based on Kineta’s current operating plans, Kineta does not have sufficient cash and cash equivalents to fund its operating expenses and capital expenditures for at least the next 12 months from the filing date of this joint proxy statement/prospectus.

Kineta is exploring strategic alternatives that may include, but are not limited to, sale of assets of the Company, a sale of the Company, licensing of assets, a merger, liquidation or other strategic action.

Kineta may seek additional funds through equity or debt financings or through collaborations, licensing transactions or other sources that may be identified through the Company’s strategic process. However, there can be no assurance that Kineta will be able to complete any such transactions on acceptable terms or otherwise. The failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on Kineta’s business, results of operations, and financial condition. These factors raise substantial doubt about Kineta’s ability to continue as a going concern.

As noted above, certain investors have failed to fulfill their contractual obligation to consummate the Private Placement. As such, Kineta has paused or significantly scaled back the development or commercialization of its future product candidates or other research and development initiatives. If Kineta is unable to complete a strategic transaction or raise additional capital in sufficient amounts, Kineta will not be able to continue its business and the Company may need to file for bankruptcy protection.

Risks Relating to Kineta’s Limited Operating History, Financial Position and Capital Requirements

Kineta has a limited operating history, has incurred net losses since its inception, and anticipates that it will continue to incur significant losses for the foreseeable future. Kineta may never generate any revenue or become profitable or, if Kineta achieves profitability, may not be able to sustain it.

Kineta is a clinical-stage biotechnology company with a limited operating history that may make it difficult to evaluate the success of Kineta’s business to date and to assess its future viability. Kineta’s operations to date have been limited to organizing and staffing its company, business planning, raising capital, developing and optimizing its technology platform, identifying potential product candidates, undertaking research, preclinical studies and clinical trials for its product candidates, establishing and enhancing its intellectual property portfolio, and providing general and administrative support for these operations. Kineta’s KVA12123 program is in early clinical development. Kineta’s product candidate has not been approved for commercial sale. Kineta has never generated any revenue from product sales and has incurred net losses each year since Kineta commenced operations. Kineta’s net losses were $17.1 million for the year ended December 31, 2024 and $14.1 million for the year ended December 31, 2023. Kineta expects that it will be several years, if ever, before it has a product candidate ready for regulatory approval and commercialization. Kineta expects to incur increasing levels of operating losses over the next several years and for the foreseeable future as Kineta advances its product candidates through clinical development. Kineta’s prior losses, combined with expected future losses, have had and will continue to have an adverse effect on Kineta’s stockholders’ equity and working capital.

To become and remain profitable, Kineta must develop and eventually commercialize a product or products with significant market potential. This will require Kineta to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of its product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which Kineta may obtain marketing approval and satisfying any post-marketing requirements. Kineta may never succeed in these activities and, even if Kineta succeeds in commercializing one or more of its product candidates, Kineta may never generate revenue that is significant or large enough to achieve profitability. In addition, as a young business, Kineta may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If Kineta does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis and Kineta will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Kineta’s failure to become and remain profitable would decrease the value of its company and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations. A decline in the value of the Company could also cause Kineta’s stockholders to lose all or part of their investment.

Kineta has incurred recurring net losses and negative cash flows from operations since inception and, as of December 31, 2024, had an accumulated deficit of $182.9 million. The net loss attributable to Kineta was $17.1 million for the year ended December 31, 2024. As of December 31, 2024, Kineta had unrestricted cash of $634,000, and there is substantial doubt about its ability to continue as a going concern. For more information, see the risk factor above entitled, “Kineta identified conditions and events that raise substantial doubt about its ability to continue as a going concern, Kineta needs substantial additional funding, and if Kineta is unable to raise capital when needed or on favorable terms, its business, financial condition, and results of operation could be materially and adversely affected.”

Kineta’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess Kineta’s future viability.

Kineta has a limited operating history, and its operations to date have been limited to organizing and staffing the Company, business planning, raising capital, conducting discovery and research activities, engaging third parties for initiating manufacturing of drug product and preparing for preclinical toxicology studies, conducting clinical trials, filing patent applications and identifying and obtaining rights to potential product candidates. Kineta has not yet demonstrated an ability to successfully obtain marketing licenses, manufacture a commercial scale product directly or through a third party or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about Kineta’s future success or viability may not be as accurate as they could be if Kineta had a longer operating history or if Kineta had already successfully completed some or all of these types of activities.

In addition, as a clinical-stage biotechnology company, Kineta may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. Kineta will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities and it may not be successful in making that transition.

Kineta expects its financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond Kineta’s control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Kineta’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve its objectives relating to the discovery, development and commercialization of Kineta’s product candidates.

Kineta relies on its team’s expertise in drug discovery, translational research and patient-driven precision medicine to develop its product candidates. Kineta’s business depends significantly on the success of this engine and the development and commercialization of the product candidates that Kineta discovers with this engine. Kineta has no products approved for commercial sale and does not anticipate generating any revenue from product sales in the near term, if ever. Kineta’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives, including:

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successful and timely completion of preclinical and clinical development of Kineta’s next generation immunotherapies, other research programs from Kineta’s development platform, and any other future programs;

•	establishing and maintaining relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of our product candidates and our future product candidates;

•	timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which Kineta successfully completes clinical development;

•	transferring Kineta’s manufacturing process to a commercial contract development and manufacturing company, including obtaining finished products that are appropriately packaged for sale;

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establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for Kineta’s product candidates, if approved;

•	meeting milestones for licensed programs;

•	successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

•	a continued acceptable safety profile following any marketing approval of Kineta’s product candidates;

•	commercial acceptance of Kineta’s product candidates by patients, the medical community and third-party payors;

•	satisfying any required post-marketing approval commitments to applicable regulatory authorities;

•	identifying, assessing and developing new product candidates from Kineta’s development platform;

•	obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	defending against third-party interference or infringement claims, if any;

•	entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize Kineta’s product candidates;

•	obtaining coverage and adequate reimbursement by third-party payors for Kineta’s product candidates;

•	addressing any competing therapies and technological and market developments; and

•	attracting, hiring and retaining qualified personnel.

Kineta may never be successful in achieving its objectives and, even if it does, may never generate revenue that is significant or large enough to achieve profitability. If Kineta does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Kineta’s failure to become and remain profitable would decrease the value of the Company and could impair its ability to maintain or further its research and development efforts, raise additional necessary capital, grow its business and continue its operations.

Kineta will need to obtain substantial additional funding to complete the development and commercialization of its product candidates. If Kineta is unable to raise this capital when needed, Kineta may be forced to delay, reduce or eliminate its product development programs or other operations.

Since its inception, Kineta has used substantial amounts of cash to fund its operations and expects its expenses to increase substantially during the next few years. The development of biopharmaceutical product candidates, especially immuno-oncology product candidates, is capital intensive. As Kineta’s product candidates enter and advance through preclinical studies and clinical trials, Kineta will need substantial additional funds to expand its clinical, regulatory, quality and manufacturing capabilities. In addition, if Kineta obtains marketing approval for any of its product candidates, Kineta expects to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, Kineta expects to incur additional costs associated with operating as a public company.

As of December 31, 2024, Kineta had $634,000 in cash, and there is substantial doubt about its ability to continue as a going concern. Based on Kineta’s current operating plans, Kineta does not have sufficient cash and cash equivalents to fund its operating expenses and capital expenditures for at least the next 12 months from the filing date of this joint proxy statement/prospectus, and there is substantial doubt about its ability to continue as a going concern. For more information, see the risk factor above entitled, “Kineta identified conditions and events that raise substantial doubt about its ability to continue as a going concern, Kineta needs substantial additional funding, and if Kineta is unable to raise capital when needed or on favorable terms, its business, financial condition, and results of operation could be materially and adversely affected.”

Kineta has based these estimates on assumptions that may prove to be incorrect or require adjustment as a result of business decisions, and Kineta could utilize its available capital resources sooner than it currently expects. Kineta’s future capital requirements will depend on many factors, some of which are outside of its control, including:

•	the initiation, design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of Kineta’s product candidates;

•	the number and characteristics of product candidates that Kineta pursues;

•	the number of clinical trials needed for regulatory approvals from the FDA, the European Commission (based on recommendation from the EMA), and any other regulatory authority;

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the length of Kineta’s clinical trials, including, among other things, as a result of delays in enrollment, difficulties enrolling sufficient subjects or delays or difficulties in clinical trial site initiations;

•	increased costs associated with conducting Kineta’s clinical trials;

•	successfully complete ongoing pre-clinical studies and clinical trials;

•	the outcome, timing and costs of seeking regulatory approvals from the FDA, the European Commission, and any other regulatory authority;

•	the costs of manufacturing Kineta’s product candidates, in particular for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the costs of any third-party products used in Kineta’s combination clinical trials that are not covered by such third party or other sources;

•	the costs associated with hiring additional personnel and consultants as Kineta’s preclinical, manufacturing and clinical activities increase;

•	the receipt of marketing approval and revenue received from any commercial sales of any of Kineta’s product candidates, if approved;

•	the cost of commercialization activities for any of Kineta’s product candidates, if approved, including marketing, sales and distribution costs;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and the financial terms of such agreements;

•	the extent to which Kineta in-licenses or acquires other products and technologies;

•	the amount and timing of any payments Kineta may be required to make pursuant to its current or future license agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	Kineta’s need and ability to retain key management and hire scientific, technical and business personnel;

•	Kineta’s implementation of additional internal systems and infrastructure, including operational, financial and management information systems;

•	Kineta’s costs associated with expanding its facilities or building out its laboratory space;

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the effects of the disruptions to and volatility in the credit and financial markets in the United States and worldwide from the conflict between Russia and Ukraine and the conflict in Israel and the Gaza Strip; and

•	the costs of operating as a public company.

Kineta will require additional capital to achieve its business objectives. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable Kineta to continue to implement its long-term business strategy. Further, Kineta’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from inflation, changes in interest rates, geopolitical instability and pandemics or other public health crises. If Kineta is unable to raise sufficient additional capital, Kineta could be forced to curtail its planned operations and the pursuit of its growth strategy.

Raising additional capital may cause dilution to Kineta’s stockholders, restrict its operations or require Kineta to relinquish rights to its technologies or product candidates.

Until such time, if ever, as Kineta can generate substantial product revenue, Kineta expects to finance its operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that Kineta raises additional capital through the sale of equity or convertible debt securities, Kineta’s stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of Kineta Common Stock. Additional debt financing, if available, may involve agreements that include covenants further limiting or restricting Kineta’s ability to take specific actions, such as further limitations on Kineta’s ability to incur additional debt, make capital expenditures or declare dividends.

If Kineta raises funds through collaborations or licensing arrangements with third parties, Kineta may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Kineta. If Kineta is unable to raise additional funds when needed, Kineta may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that Kineta would otherwise prefer to develop and market itself.

SEC regulations limit the amount of funds that Kineta can raise during any 12-month period pursuant to its shelf registration statement on Form S-3.

SEC regulations limit the amount that companies with a public float of less than $75 million may raise during any 12-month period pursuant to a shelf registration statement on Form S-3. As of the filing of this joint proxy statement/prospectus, Kineta is subject to General Instruction I.B.6 to Form S-3, referred to as the baby shelf rules. Under these regulations, the amount of funds Kineta can raise through primary public offerings of securities in any 12-month period using its registration statement on Form S-3 is limited to one-third of the aggregate market value of the shares of its common stock held by non-affiliates of the Company. Therefore, Kineta will be limited in the amount of proceeds it is able to raise by selling shares of its common stock using its Form S-3 until such time as its public float exceeds $75 million. Furthermore, if Kineta is required to file a new registration statement on another form, it may incur additional costs and be subject to delays due to review by the SEC staff.

Kineta has identified material weaknesses in its internal control over financial reporting. If Kineta is unable to remedy its material weaknesses in the future, or if Kineta fails to establish and maintain effective internal controls, Kineta may be unable to produce timely and accurate financial statements. Kineta has concluded that its internal control over financial reporting is ineffective as of December 31, 2024, which could adversely impact Kineta’s investors’ confidence and Kineta’s stock price.

Prior to completion of the merger with Yumanity, Private Kineta was a private company and had limited accounting and financial reporting personnel and other resources with which to address its internal controls and related procedures. Kineta and its independent registered public accounting firm identified material weaknesses in Kineta’s internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting as defined under the Exchange Act and by the Public Company Accounting Oversight Board (United States), such that there is a reasonable possibility that a material misstatement of Kineta’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified for the year ended December 31, 2024 relates to the accounting for the exclusivity payments related to a business combination. There were also material weaknesses identified in prior periods accounting for (i) complex financial instruments related to the derivative asset, (ii) allocated facilities costs, (iii) complex financial instruments related to warrants issued to certain existing stockholders and (iv) offering costs, which all remain unremediated.

Kineta is in the process of implementing measures designed to improve its internal control over financial reporting to remediate these material weaknesses. Kineta has designed and implemented improved processes and internal controls, including ongoing senior management review and audit committee oversight. Additionally, Kineta has implemented and upgraded accounting and reporting systems to improve accounting and financial reporting processes and has enhanced, developed and implemented formal policies, processes and documentation procedures relating to financial reporting, including the oversight of third-party service providers. The actions that Kineta has taken are subject to ongoing executive management review and will also be subject to audit committee oversight. Kineta expects to incur additional costs to remediate these material weaknesses. Kineta cannot assure you that the measures it has taken to date, together with any measures it may take in the future, will be sufficient to remediate the control deficiency that led to the material weaknesses in Kineta’s internal control over financial reporting or to avoid potential future material weaknesses. If Kineta is unable to successfully remediate its existing or any future material weakness in Kineta’s internal control over financial reporting, or if Kineta identifies any additional material weakness, the accuracy and timing of Kineta’s financial reporting may be adversely affected, Kineta may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in Kineta’s financial reporting, and Kineta’s stock price may decline as a result. Kineta also could become subject to investigations by the SEC, or other regulatory authorities.

Risks Relating to the Discovery, Development and Regulatory Approval of Kineta’s Product Candidates

Kineta’s development efforts are in the early stages. Kineta’s product candidate is in clinical development. If Kineta is unable to advance its product candidate through clinical development, obtain regulatory approval and ultimately commercialize its product candidate, or experience significant delays in doing so, Kineta’s business will be materially harmed.

There is no assurance that clinical trials of Kineta’s product candidate, or any other future clinical trials of Kineta’s product candidate, will be successful or will generate positive clinical data and Kineta may not receive marketing approval from the FDA, European Commission, or other regulatory authorities for its product candidate. Kineta has limited experience submitting INDs to the FDA. KVA12123 is in clinical development. There can be no assurance that the FDA will permit any of Kineta’s future INDs to go into effect in a timely manner or at all. Without an IND for a product candidate, Kineta will not be permitted to conduct clinical trials in the United States of such product candidate.

Biopharmaceutical development is a difficult, long, time-consuming, expensive and uncertain process, and delay or failure can occur at any stage of any of Kineta’s clinical trials. Failure to obtain regulatory approval for

Kineta’s product candidate will prevent it from commercializing and marketing its product candidate. The success in the development of Kineta’s product candidate will depend on many factors, including:

•	timely and successful completion of preclinical studies;

•	sufficiency of Kineta’s financial and other resources to complete the necessary preclinical studies and clinical trials;

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obtaining and maintaining patent, trademark and trade secret protection and regulator exclusivity for Kineta’s product candidates and otherwise protecting its rights in its intellectual property portfolio;

•	submission of INDs and Clinical Trial Applications for and receipt of allowance to proceed with Kineta’s planned clinical trials or other future clinical trials;

•	initiating, enrolling, and successfully completing clinical trials;

•	obtaining positive results from Kineta’s preclinical studies and clinical trials that support a demonstration of efficacy, safety, and durability of effect for its product candidates;

•	receiving approvals for commercialization of Kineta’s product candidates from applicable regulatory authorities;

•	the outcome, timing and cost of meeting regulatory requirements established by the FDA, European Commission (based on recommendation from the EMA), and other regulatory authorities;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of Kineta’s products, if and when approved, whether alone or in collaboration with others;

•	maintaining a continued acceptable safety, tolerability and efficacy profile of any approved products;

•	setting acceptable prices for Kineta’s product and obtaining coverage and adequate reimbursement from third-party payors;

•	acceptance of Kineta’s products, if and when approved, by patients, the medical community and third-party payors;

•	manufacturing Kineta’s product candidates at an acceptable cost; and

•	maintaining and growing an organization of scientists, medical and clinical professionals and business people who can develop and commercialize Kineta’s products and technology.

Many of these factors are beyond Kineta’s control, including the time needed to adequately complete clinical testing, the regulatory submission process and potential threats to Kineta’s intellectual property rights. It is possible that none of Kineta’s product candidates will ever obtain regulatory approval, even if Kineta expends substantial time and resources seeking such approval. If Kineta does not achieve one or more of these factors in a timely manner or at all, or any other factors impacting the successful development of biopharmaceutical products, Kineta could experience significant delays or an inability to successfully develop its product candidates, which would materially harm Kineta’s business.

The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that Kineta advances in clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

The research and development of drugs and biological products is extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of Kineta’s product candidates, Kineta must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. The outcome of clinical testing is uncertain. Kineta may face unforeseen challenges in its product candidate development strategy, and Kineta can provide no assurances that it will ultimately be successful in its current and future clinical trials or that Kineta’s product candidates will be able to receive regulatory approval. The results of preclinical studies and early clinical trials of Kineta’s product candidates may not be predictive of the results of later-stage clinical trials. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal models. Future results of preclinical and clinical testing of Kineta’s product candidates are also less certain due to the novel and relatively untested nature of the approach of Kineta’s development platform. In general, clinical trial failure may result from a multitude of factors including flaws in study design, dose selection, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the biopharmaceutical industry, including immuno-oncology companies, have suffered setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.

Interim, “topline,” and preliminary data from Kineta’s clinical trials that are announced or published from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Kineta may publicly disclose preliminary or topline data from its clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. Kineta also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and Kineta may not have received or had the opportunity to fully evaluate all data. As a result, the topline or preliminary results that Kineta reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Kineta previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, Kineta may also disclose interim data from its clinical trials. Interim data from clinical trials that Kineta may complete is subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from Kineta’s clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm Kineta’s business prospects.

In addition, the information Kineta chooses to publicly disclose regarding a particular clinical trial is based on what is typically extensive information, and you or others may not agree with what Kineta determines is material or otherwise appropriate information to include in its disclosure.

If the interim, topline, or preliminary data that Kineta reports differs from actual or final results, or if others, including regulatory authorities, disagree with the conclusions reached, Kineta’s ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm Kineta’s business, operating results, prospects or financial condition.

Kineta’s immuno-oncology product candidates are based on novel technologies that target the TME, which makes it difficult to predict the results, timing and cost of product candidate development and likelihood of obtaining regulatory approval.

Kineta has concentrated its research and development efforts on immuno-oncology product candidates using its development platform, and Kineta’s future success depends on the successful development of this approach. Kineta’s product candidates target the TME which is highly immunosuppressive. Kineta has not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates based on its platform technologies in clinical trials or in obtaining marketing approval thereafter, and use of Kineta’s platform technologies may not ever result in marketable products. Kineta may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners or establishing its own commercial manufacturing capabilities, which may prevent Kineta from completing its clinical trials or commercializing any products on a timely or profitable basis, if at all.

In addition, the clinical trial requirements of the FDA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as Kineta’s can be less predictable, more expensive and longer than for other, better known or extensively studied pharmaceutical or other product candidates.

There is no assurance that the approaches offered by Kineta’s products will gain broad acceptance among doctors or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed product candidates. Since Kineta’s current product candidates and any future product candidates will represent novel approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these product candidates. Accordingly, Kineta may spend significant capital trying to obtain approval for product candidates that have an uncertain commercial market. The market for any products that Kineta successfully develops will also depend on the cost of the product. Kineta does not yet have sufficient information to reliably estimate what it will cost to commercially manufacture its current product candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. If Kineta does not successfully develop and commercialize products based upon its approach or find suitable and economical sources for materials used in the production of its products, Kineta will not become profitable, which would materially and adversely affect the value of Kineta Common Stock.

The immuno-oncology industry is also rapidly developing, and Kineta’s competitors may introduce new technologies improving the immune response to cancer that render Kineta’s technologies obsolete or less attractive. New technology could emerge at any point in the development cycle of Kineta’s product candidates.

Kineta has initiated or plans to initiate clinical trials with its immuno-oncology product, KVA12123. If this product candidate does not show any functionality in the TME, Kineta’s development plans, financial position, results of operations and prospects may be materially adversely affected.

While Kineta plans to develop product candidates for use in solid tumors, including KVA12123, Kineta’s immuno-oncology product candidate may not show any functionality in the TME. The cellular environment in which solid tumor cells thrive is generally hostile to T cells due to factors such as the presence of immunosuppressive cells, humoral factors and limited access to nutrients. Kineta’s product candidate may not be able to access the solid tumor, and even if they do, they may not be able to exert anti-tumor effects in a hostile TME. In addition, the safety profile of Kineta’s product candidates may differ in a solid tumor setting. As a result, Kineta’s product candidate may not demonstrate efficacy in solid tumors. If Kineta is unable to make its immuno-oncology product candidate function in tumors, Kineta’s development plans, financial position, results of operations and prospects may be materially adversely affected.

Kineta may experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, which could delay or prevent Kineta’s receipt of necessary regulatory approvals.

Successful and timely completion of clinical trials will require that Kineta enrolls a sufficient number of patients. Patient enrollment, which is an important factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients eligible for Kineta’s clinical trials with competitors which may have ongoing clinical trials for product candidates that are under development to treat the same indications as one or more of Kineta’s product candidates, or approved products for the conditions for which Kineta is developing its product candidates.

Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Kineta may not be able to initiate or continue clinical trials for its product candidates if Kineta is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the

FDA, EMA or comparable foreign regulatory authorities. Kineta cannot predict how successful it will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:

•	the severity and difficulty of diagnosing the disease under investigation;

•	the eligibility and exclusion criteria for the trial in question;

•	the size of the patient population and process for identifying patients;

•	Kineta’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the design of the trial protocol;

•	the perceived risks and benefits of the product candidate in the trial;

•	the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials for the disease or condition under investigation;

•	the willingness of patients to be enrolled in Kineta’s clinical trials;

•	the efforts to facilitate timely enrollment in clinical trials;

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potential disruptions caused by pandemics or other public health crises, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

Kineta’s inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require Kineta to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for Kineta’s product candidates, which would cause the value of the Company to decline and limit Kineta’s ability to obtain additional financing. Furthermore, Kineta expects to rely on Contract Research Organizations (CROs) and clinical trial sites to ensure the proper and timely conduct of its clinical trials and Kineta will have limited influence over their performance.

Kineta may not be able to submit INDs to commence additional clinical trials on the timelines Kineta expects and, even if Kineta is able to, the FDA may not permit Kineta to proceed.

Kineta has ceased plans to submit an IND for CD27 and Kineta may not be able to resume plans to submit an IND. Moreover, Kineta cannot be sure that submission of an IND will result in the FDA allowing it to commence clinical trials or that, once begun, issues will not arise that lead to the suspension or termination of Kineta’s clinical trials. Additionally, even if the applicable regulatory authorities agree with the design and implementation of the clinical trials set forth in Kineta’s INDs, Kineta cannot guarantee that those regulatory authorities will not change their requirements in the future, or that circumstances will not arise under which FDA or other regulatory authorities may place Kineta’s clinical trials on partial or full clinical hold. These considerations apply to the INDs described above and also to new clinical trials Kineta may submit as amendments to existing INDs or as part of new INDs in the future. Any failure to submit INDs on the timelines Kineta expects or to obtain authorization to proceed with its trials may prevent Kineta from completing its clinical trials or commercializing its products on a timely basis, if at all.

The regulatory approval processes of the FDA, European Commission (based on recommendation from the EMA), and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If Kineta is not able to obtain required regulatory approval for its product candidates, Kineta’s business will be substantially harmed.

The time required to obtain approval or other marketing authorizations by the FDA, European Commission (based on recommendation from the EMA) and comparable foreign regulatory authorities is unpredictable, and it typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations and the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Kineta has not obtained regulatory approval for any product candidate, and it is possible that Kineta may never obtain regulatory approval for any product candidates it may seek to develop in the future. Neither Kineta nor any current or future collaborator is permitted to market any drug product candidates in the United States until Kineta receives regulatory approval of a biologics license application (“BLA”) or an NDA from the FDA, and Kineta cannot market it in the EU until Kineta receives a marketing authorization approval from the European Commission (based on recommendation from the EMA), or in the UK until Kineta receives regulatory approval from the Medicines and Healthcare products Regulatory Agency (MHRA) or other required regulatory approval in other countries. To date, Kineta has had only limited discussions with the FDA and European Commission (based on recommendation from the EMA) regarding clinical development programs or regulatory approval for any product candidate within the United States and EU, respectively. In addition, Kineta has had no discussions with other comparable foreign authorities regarding clinical development programs or regulatory approval for any product candidate outside of those jurisdictions.

Prior to obtaining approval to commercialize any drug product candidate in the United States or abroad, Kineta must demonstrate with evidence from well-controlled clinical trials, and to the satisfaction of the FDA, European Commission (based on recommendation from the EMA) or other foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if Kineta believes the preclinical or clinical data for its product candidates are promising, such data may not be sufficient to support approval by the FDA, the European Commission (based on recommendation of the EMA) and other comparable foreign regulatory authorities. The FDA or European Commission (based on recommendation from the EMA) may also require Kineta to conduct additional preclinical studies or clinical trials for its product candidates either prior to or after approval, or it may object to elements of Kineta’s clinical development programs.

Kineta’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of Kineta’s clinical trials, or with Kineta’s interpretation of clinical trial results;

•	Kineta may be unable to demonstrate to the satisfaction of the FDA, EMA, or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

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the results of clinical trials may not meet the level of statistical significance required by the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities for approval;

•	Kineta may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

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the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Kineta contracts for clinical and commercial supplies; and

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the approval policies or regulations of the FDA, European Commission (based on recommendation from the EMA) or comparable foreign authorities may significantly change in a manner rendering Kineta’s clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in Kineta’s failure to obtain regulatory approval and marketing authorization to market its product candidates, which would significantly harm Kineta’s business, financial condition, results of operations and prospects.

Kineta has invested a significant portion of its time and financial resources in the development of its clinical and preclinical product candidates. Kineta’s business is dependent on its ability (or its partners’ or licensees’ ability) to successfully complete preclinical and clinical development of, obtain regulatory approval for, and, if approved, successfully commercialize KVA12123 and any future product candidates in a timely manner.

Even if Kineta (or its partners or licensees) eventually complete clinical testing and receive approval of an NDA or a BLA or other comparable foreign marketing application for KVA12123 or any future product candidates, the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. The FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may also approve or authorize for marketing a product candidate for a more limited indication or patient population than Kineta originally requests, and the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities may not approve or authorize the labeling that Kineta believes is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact Kineta’s business and prospects.

In addition, the FDA, European Commission (based on recommendation from the EMA) or other comparable foreign regulatory authorities and regulatory review committees described above may change their policies, issue additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval of Kineta’s future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon Kineta that could delay its ability to obtain approvals, increase the costs of compliance or restrict Kineta’s ability to maintain any marketing authorizations it may have obtained.

Failure to obtain marketing approval in foreign jurisdictions would prevent Kineta’s product candidates from being marketed abroad. Any approval Kineta may be granted for its product candidates in the United States would not assure approval of its product candidates in foreign jurisdictions and any of its product candidates that may be approved for marketing in a foreign jurisdiction will be subject to risks associated with foreign operations.

In order to market and sell its products in the EU and other foreign jurisdictions, Kineta must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. Kineta may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. Kineta may file for marketing approvals but not receive necessary approvals to commercialize its products in any market.

In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that Kineta intends to charge for its products, if approved, is also subject to approval. Obtaining non-U.S. regulatory approvals and compliance with non-U.S. regulatory requirements could result in significant delays, difficulties and costs for Kineta and could delay or prevent the introduction of its product candidates in certain countries. In addition, if Kineta fails to obtain the non-U.S. approvals required to market its product candidates outside the United States or if Kineta fails to comply with applicable non-U.S. regulatory requirements, Kineta’s target markets will be reduced and its ability to realize the full market potential of its product candidates will be harmed and its business, financial condition, results of operations and prospects may be adversely affected.

Additionally, Kineta could face heightened risks with respect to seeking marketing approval in the United Kingdom as a result of the withdrawal of the United Kingdom from the EU, commonly referred to as Brexit. As of January 1, 2021, the MHRA became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law, whereas Northern Ireland will continue to be subject to EU rules under the Northern Ireland Protocol. The MHRA will rely on the Human Medicines Regulations 2012 (SI 2012/1916) (as amended) (HMR) as the basis for regulating medicines. The HMR has incorporated into the domestic law of the body of EU law instruments governing medicinal products that pre-existed prior to the UK’s withdrawal from the EU.

Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent Kineta from or delay Kineta commercializing its product candidates in the United Kingdom and/or the EEA and restrict Kineta’s ability to generate revenue and achieve and sustain profitability. Kineta also expects that it will be subject to additional risks in commercializing any of its product candidates that receive marketing approval outside the United States, including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; and workforce uncertainty in countries where labor unrest is more common than in the United States.

Kineta’s preclinical studies and clinical trials may fail to demonstrate the safety and efficacy of its product candidates, or serious adverse or unacceptable side effects may be identified during the development of Kineta’s product candidates, which could prevent, delay or limit the scope of regulatory approval of its product candidates, limit their commercialization, increase Kineta’s costs or necessitate the abandonment or limitation of the development of some of Kineta’s product candidates.

To obtain the requisite regulatory approvals for the commercial sale of Kineta’s product candidates, Kineta must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that its product candidates are safe and effective for use in each target indication. These trials are expensive and time consuming, and their outcomes are inherently uncertain. Failures can occur at any time during the development process. Preclinical studies and clinical trials often fail to demonstrate safety or efficacy of the product candidate studied for the target indication, and most product candidates that begin clinical trials are never approved.

Kineta may fail to demonstrate with evidence from adequate and well-controlled trials, and to the satisfaction of the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities, that its product candidates are safe and effective for their intended uses.

Possible adverse reactions and adverse side effects that could occur with immuno-oncology treatments can be severe, for example, cytokine CRS. Depending on an evaluation of the available data, Kineta may decide or be required to perform additional preclinical studies or to halt or delay further clinical development of its product candidates or to limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate, if approved.

Kineta’s clinical trials could also be suspended or terminated and the FDA, EMA or comparable foreign regulatory authorities could order Kineta to cease further development of, or deny approval of, its product candidates for any or all targeted indications. Even if this does not occur, reports of serious reactions could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if Kineta elects, or is required, to not initiate, delay, suspend or terminate any future clinical trial of any of Kineta’s product candidates, the commercial prospects of such product candidates may be harmed, and Kineta’s ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm Kineta’s ability to develop other product candidates, and may harm Kineta’s business, financial condition and prospects significantly.

If Kineta’s product candidates are associated with side effects in clinical trials or have characteristics that are unexpected, Kineta may need to abandon their development or limit development to more narrow uses in which the side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. The FDA, EMA, an institutional review board (“IRB”) or ethics committee (“EC”), which are local institutional boards or committees, as applicable, that review, approve and oversee basic and clinical research conducted as the institution participating in the clinical trial, or comparable foreign regulatory authorities, may also require that Kineta suspend, discontinue or limit its clinical trials based on safety information, or that Kineta conducts additional animal or human studies regarding the safety and efficacy of its product candidates which Kineta has not planned or anticipated. Such findings could further result in regulatory authorities failing to provide marketing authorization for Kineta’s product candidates or limiting the scope of the approved indication, if approved. Many product candidates that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the product candidate.

Preclinical development is uncertain. Kineta’s preclinical program may experience delays or may never advance to clinical trials, which would adversely affect Kineta’s ability to obtain regulatory approvals or commercialize the program on a timely basis or at all, which would have an adverse effect on Kineta’s business.

In the fourth quarter of 2022, Kineta was authorized by the FDA to begin clinical trials of KVA12123 in the United States. In April 2023, the first patient was dosed in the Phase 1/2 clinical study evaluating KVA12123 alone and in combination with the immune checkpoint inhibitor pembrolizumab in patients with advanced solid tumors, and in October 2023, the first patient was dosed in combination with KEYTRUDA® (pembrolizumab) in the clinical trial. KVA12123 is still in the early clinical stage, and its risk of failure is high. Before Kineta can commence clinical trials for a product candidate, it must complete extensive preclinical testing and studies that support Kineta’s planned INDs in the United States, or similar applications in other jurisdictions. Kineta cannot be certain of the timely completion or outcome of its preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept Kineta’s proposed clinical programs or if the outcome of Kineta’s preclinical or clinical testing and studies will ultimately support the further development of its programs. As a result, Kineta cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Kineta may encounter substantial delays in the commencement or completion, or termination or suspension, of its clinical trials, which could result in increased costs to Kineta and delay or limit its ability to generate revenue and adversely affect Kineta’s commercial prospects.

Before obtaining marketing approval from regulatory authorities for the sale of its product candidates, Kineta must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate for its intended indications. Kineta cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. Kineta may experience numerous unforeseen events during or as a result of clinical trials that could delay or prevent its ability to receive marketing approval or commercialize Kineta’s product candidates, including:

•	Kineta may be unable to generate sufficient preclinical, toxicology or other in vivo or in vitro data to obtain regulatory authorizations to commence a clinical trial;

•	Kineta may experience issues in reaching a consensus with regulatory authorities on trial design;

•	regulators or IRBs or ECs may not authorize Kineta or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

Kineta may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trial sites may deviate from a trial protocol or drop out of a trial or fail to conduct the trial in accordance with regulatory requirements;

•

the number of subjects required for clinical trials of Kineta’s product candidates may be larger than Kineta anticipates or subjects may fail to enroll or remain in clinical trials at the rate Kineta expects;

•

subjects that enroll in Kineta’s studies may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the subject from the trial, increase the needed enrollment size for the clinical trial or extend its duration;

•	subjects may choose an alternative treatment for the indication for which Kineta is developing its product candidates, or participate in competing clinical trials;

•	subjects may experience severe or unexpected drug-related adverse effects;

•	clinical trials of Kineta’s product candidates may produce unfavorable, inconclusive or clinically insignificant results;

•

Kineta may decide to, or regulators or IRBs or ECs may require Kineta to, make changes to a clinical trial protocol or conduct additional preclinical studies or clinical trials, or Kineta may decide to abandon product development programs;

•	Kineta may need to add new or additional clinical trial sites;

•

Kineta’s third-party contractors, including those manufacturing its product candidates or conducting clinical trials on its behalf, may fail to comply with regulatory requirements or meet their contractual obligations to Kineta in a timely manner, or at all;

•	Kineta may experience manufacturing delays, and any changes to manufacturing processes or third-party contractors that may be necessary or desired could result in other delays;

•	Kineta may experience import delays of its product candidates manufactured abroad;

•	Kineta or its third-party contractors may experience delays due to complications associated with pandemics or other health crises;

•	the cost of preclinical testing and studies and clinical trials of any product candidates may be greater than Kineta anticipates or greater than Kineta’s available financial resources;

•

the supply or quality of Kineta’s product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate or Kineta may not be able to obtain sufficient quantities of combination therapies for use in clinical trials;

•	reports may arise from preclinical or clinical testing of other cancer therapies that raise safety or efficacy concerns about Kineta’s product candidates; and

•	regulators may revise the requirements for approving Kineta’s product candidates, or such requirements may not be as Kineta anticipates.

If Kineta is required to conduct additional clinical trials or other testing of its product candidates beyond the clinical trials and testing that Kineta contemplates, if Kineta is unable to successfully complete clinical trials or other testing of its product candidates, if the results of these clinical trials or tests are unfavorable or are only modestly favorable, or if there are safety concerns associated with any of product candidates, Kineta may:

•	incur additional unplanned costs;

•	be required to suspend or terminate ongoing clinical trials;

•	be delayed in obtaining marketing approval, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings or be subject to the addition of labeling statements, such as warnings or contraindications;

•	be subject to additional post-marketing testing or other requirements;

•	be required to perform additional clinical trials to support approval;

•	have regulatory authorities withdraw or suspend their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy (“REMS”);

•	have the product removed from the market after obtaining marketing approval;

•	be subject to lawsuits; or

•	experience damage to Kineta’s reputation.

Conducting clinical trials in foreign countries, as Kineta may do for its product candidates, presents additional risks that may delay completion of Kineta’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for Kineta’s clinical trials may serve as scientific advisors or consultants to Kineta from time to time and receive compensation in connection with such services. Under certain circumstances, Kineta may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Kineta and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Kineta’s marketing applications by the FDA or comparable foreign regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of Kineta’s product candidates.

In addition to the factors above, Kineta may make formulation or manufacturing changes to its product candidates, in which case Kineta may need to conduct additional preclinical studies or clinical trials to bridge its modified product candidates to earlier versions, which may be costly, time consuming and may not be successful at all.

Kineta’s failure to successfully initiate and complete clinical trials of its product candidates and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market any of its product candidates would significantly harm Kineta’s business. Kineta cannot guarantee that its clinical trials will begin as planned or be completed on schedule, if at all, or that Kineta will not need to restructure its clinical trials. Significant preclinical study or clinical trial delays could also shorten any periods during which Kineta may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Kineta does and impair Kineta’s ability to successfully commercialize its product candidates, which may harm Kineta’s business and results of operations. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of Kineta’s product candidates.

As an organization, Kineta has never conducted pivotal clinical trials, and Kineta may be unable to do so for any product candidates it may develop.

Kineta will need to successfully complete clinical trials meeting requirements for approval of the FDA or comparable foreign regulatory authorities, known as pivotal trials, to market its drugs, or any future product candidate. Carrying out pivotal clinical trials is a complicated process. As an organization, Kineta has not previously conducted any later-stage or pivotal clinical trials. In order to do so, Kineta will need to expand its clinical development and regulatory capabilities, and it may be unable to recruit and train qualified personnel. Kineta also expects to continue to rely on third parties to conduct its pivotal clinical trials. Consequently, Kineta may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA or BLA submission and approval of Kineta’s drugs, or future product candidates. Kineta may require more time and incur greater costs than its competitors and may not succeed in obtaining regulatory approvals of product candidates that Kineta develops. Failure to commence or complete, or delays in, Kineta’s planned clinical trials could prevent Kineta from or delay Kineta in commercializing its product candidates.

Some data for product candidates comes from clinical trials conducted outside the United States, EU and the UK, and the FDA, EMA or comparable foreign regulatory authorities may not accept data from such trials.

The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA may be subject to certain conditions or may not be accepted at all. Similarly, the EMA and other equivalent foreign regulatory authorities may not accept data from trials conducted outside their jurisdiction. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to good clinical practice (“GCP”) regulations. In general, the patient population for any clinical trials conducted outside the United States must be representative of the population for whom Kineta intends to label the product candidate in the United States. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements for clinical trials. In addition, such trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the applicable jurisdiction. If the FDA, EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that Kineta may develop not receiving approval for commercialization in the applicable jurisdiction.

Breakthrough therapy designation by the FDA for any product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that the product candidate will receive marketing approval.

Kineta may seek breakthrough therapy designation for its product candidates or programs. A breakthrough therapy is defined as a product candidate that is intended, as a monotherapy or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the NDA or BLA.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Kineta believes that one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even after a product candidate qualifies as a breakthrough therapy, the FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened.

A Fast Track designation by the FDA, even if granted for other current or future product candidates, may not lead to a faster development or regulatory review or licensure process and does not increase the likelihood that Kineta’s product candidates will receive marketing licensure.

Kineta may seek Fast Track designation for one or more of its future product candidates. If a drug or biological product is intended for the treatment of a serious or life-threatening disease or condition and it demonstrates the potential to address unmet medical needs for such a disease or condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Kineta may seek Fast Track designation for its product candidates, but there is no assurance that the FDA will grant this designation to any of Kineta’s proposed product candidates. Marketing applications submitted by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing licensure by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if Kineta believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Kineta does receive Fast Track designation, Kineta may not experience a faster development process, review or licensure compared to conventional FDA procedures or pathways, and receiving a Fast Track designation does not provide assurance of ultimate FDA licensure. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Kineta’s clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.

Accelerated approval by the FDA, even if granted for Kineta’s current or any other future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that Kineta’s product candidates will receive regulatory approval.

Kineta may seek accelerated approval of its current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA requires that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Even if Kineta does receive accelerated approval, Kineta may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate FDA approval.

Even if Kineta receives regulatory approval for any of its product candidates, Kineta will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Kineta’s product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, Kineta may be subject to penalties or other enforcement action if Kineta fails to comply with regulatory requirements.

If the FDA, the European Commission (based on recommendation from the EMA) or a comparable foreign regulatory authority approves any of Kineta’s product candidates, the manufacturing processes, labeling, packaging, distribution, storage, advertising, promotion, import, export, recordkeeping, monitoring and reporting for Kineta’s product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with current Good Manufacturing Practice requirements (“cGMPs”) and GCP requirements for any clinical trials that Kineta conducts post-approval. Any regulatory approvals that Kineta receives for its product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product.

The FDA may require a REMS in order to approve Kineta’s product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with Kineta’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	revision to the labeling, including limitations on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	imposition of a REMS, which may include distribution or use restrictions;

•	requirements to conduct additional post-market clinical trials to assess the safety of the product;

•	fines, warning letters or other regulatory enforcement action;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Kineta;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

In the EU, the European Commission (based on recommendation from the EMA) may require an equivalent risk management plan. The FDA’s, European Commission’s, EMA’s and other comparable foreign regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Kineta’s product candidates. If Kineta is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Kineta is not able to maintain regulatory compliance, Kineta may lose any marketing approval that it may have obtained, which would adversely affect Kineta’s business, prospects and ability to achieve or sustain profitability.

Kineta anticipates that some of its current product candidates and any future product candidates may be used in combination with third-party drugs or biologics, some of which are still in development, and Kineta has limited or no control over the supply, regulatory status or regulatory approval of such drugs or biologics.

Kineta’s immuno-oncology drugs target both immune suppressive host and tumor cells in the TME initiating a dynamic process of activating the host immune system, which response can be further exploited by concurrent or subsequent therapies including checkpoint inhibitors such as the dominant PD-1 monoclonal antibodies, pembrolizumab and nivolumab. Accordingly, it is expected that Kineta’s product candidates, if approved, would be used in combination with third-party drugs or biologics. Kineta’s ability to develop and ultimately commercialize its current product candidates and any future product candidates used in combination with other therapies, including for example, pembrolizumab, nivolumab, or any other checkpoint inhibitor immunotherapies, will depend on Kineta’s ability to access such drugs or biologics on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. Kineta cannot be certain that current or potential future commercial relationships will provide it with a steady supply of such drugs or biologics on commercially reasonable terms or at all.

Any failure to maintain or enter into new successful commercial relationships, or the expense of purchasing checkpoint inhibitor immunotherapies or other comparator therapies in the market, may delay Kineta’s development timelines, increase Kineta’s costs and jeopardize Kineta’s ability to develop its current product candidates and any future product candidates as commercially viable therapies. If any of these occur, Kineta’s business, financial condition, results of operations, stock price and prospects may be materially harmed.

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. Kineta is currently developing immuno-oncology drugs for use in monotherapy and in combination with checkpoint inhibitors, targeted therapies and chemotherapeutics. The FDA, EMA or comparable foreign regulatory authorities may require Kineta to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the combination therapy and not Kineta’s current product candidates and any future product candidates. It is also possible that trial results for Kineta’s product candidates may differ significantly if Kineta’s product candidates are investigated with different combination therapies in different trials. Moreover, following product approval, the FDA, EMA or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross labeled for combined use. To the extent that Kineta does not have rights to the other product, this may require Kineta to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact Kineta’s clinical trials for the combination as well as Kineta’s commercial prospects should Kineta receive marketing approval. Such developments may include changes to the other product’s safety or efficacy profile, changes to the availability of the approved product, quality, manufacturing and supply issues and changes to the standard of care.

In the event that any of Kineta’s collaborators or suppliers cannot continue to supply their products on commercially reasonable terms, Kineta would need to identify alternatives for accessing such checkpoint inhibitor immunotherapies. Additionally, should the supply of products from any collaborator or supplier be interrupted, delayed or otherwise be unavailable to Kineta, Kineta’s clinical trials may be delayed. In the event Kineta is unable to source an alternative supply, or is unable to do so on commercially reasonable terms, Kineta’s business, financial condition, results of operations, stock price and prospects may be materially harmed.

Kineta may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because Kineta has limited financial and managerial resources, Kineta must prioritize its research programs and will need to focus its discovery and development on select product candidates and indications. Correctly prioritizing Kineta’s research and development activities is particularly important for Kineta due to the breadth of potential product candidates and indications that it believes could be pursued using Kineta’s platform technologies. As a result, Kineta may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Kineta’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Kineta’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If Kineta does not accurately evaluate the commercial potential or target market for a particular product candidate, Kineta may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Kineta to retain sole development and commercialization rights to such product candidate.

If Kineta does not achieve its projected development goals in the timeframes it announces and expects, the commercialization of its products may be delayed and, as a result, Kineta’s stock price may decline.

From time to time, Kineta estimates the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which Kineta sometimes refers to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings and may be associated with payments from collaborators. From time to time, Kineta may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones may vary dramatically compared to Kineta’s estimates, in some cases for reasons beyond Kineta’s control. If Kineta does not meet these milestones as publicly announced, or at all, its revenue may be lower than expected, the commercialization of its products may be delayed or never achieved and, as a result, Kineta’s stock price may decline.

If Kineta decides to seek Orphan Drug Designation for any of its current or future product candidates, Kineta may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for supplemental market exclusivity.

Kineta may seek Orphan Drug Designation for one or more of its current or future product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug or biological product. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. After the FDA grants Orphan Drug Designation, the identity of the drug or biological product and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and licensure process.

If a product that has Orphan Drug Designation subsequently receives the first FDA approval or licensure for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including an NDA or BLA, to market the same drug or biological product for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the biological product was designated. As a result, even if one of Kineta’s product candidates receives orphan exclusivity, the FDA can still approve or license other drugs or biological products that have a different active ingredient for use in treating the same indication or disease. Further, the FDA can waive orphan exclusivity if Kineta is unable to manufacture sufficient supply of its product.

Kineta may seek Orphan Drug Designation for its product candidates in additional orphan indications in which there is a medically plausible basis for the use of these product candidates. Even when Kineta obtains Orphan Drug Designation, exclusive marketing rights in the United States may be limited if Kineta seeks licensure for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if Kineta, through its manufacturer, is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although Kineta intends to seek Orphan Drug Designation for other product candidates, Kineta may never receive these designations.

If Kineta fails to develop additional product candidates, its commercial opportunity could be limited.

Kineta expects initially to focus on the development of KVA12123, its lead immuno-oncology drug candidate. A key part of Kineta’s strategy, however, is to continue to pursue clinical development of additional product candidates utilizing its development platform or in-licensed from third parties. Developing, obtaining marketing approval for, and commercializing any future product candidates will require substantial additional funding and will be subject to the risks of failure inherent in drug product development. Kineta cannot assure you that it will be able to successfully advance any future product candidates through the development process.

Even if Kineta obtains approval from the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities to market any future product candidates for the treatment of tumors, Kineta cannot assure that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If Kineta is unable to successfully develop and commercialize additional product candidates, its commercial opportunity may be limited and Kineta’s business, financial condition, results of operations, stock price and prospects may be materially harmed.

Difficulty in enrolling patients could delay or prevent clinical trials of Kineta’s current product candidates and any future product candidates. Kineta may find it difficult to enroll patients in its ongoing clinical trials or any subsequent trials it may conduct and Kineta’s receipt of necessary regulatory approvals could be delayed or prevented.

Identifying and qualifying patients to participate in clinical studies of Kineta’s current product candidates and any future product candidates is critical to Kineta’s success. The timing of completion of Kineta’s clinical trials depends in part on the speed at which Kineta can recruit patients to participate in testing its current product candidates and any future product candidates, and Kineta may experience delays in its clinical trials if it encounters difficulties in enrollment or patient retention due to other unforeseen factors. Kineta may not be able to initiate or continue clinical trials for its current product candidates and any future product candidates if Kineta is unable to locate and enroll and retain a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or comparable foreign regulatory authorities outside the United States. For example, the COVID-19 pandemic in the past has impacted, and in the future may impact, Kineta’s ability to initiate clinical sites and recruit, enroll and retain patients or may divert healthcare resources away from clinical trials. In addition, some of Kineta’s competitors have ongoing clinical trials for product candidates that treat the same indications as Kineta’s current product candidates, and patients who would otherwise be eligible for Kineta’s clinical trials may instead enroll in clinical trials of Kineta’s competitors’ product candidates or future product candidates.

In addition to the competitive trial environment, the eligibility criteria of Kineta’s planned clinical trials will further limit the pool of available study participants as Kineta will require that patients have specific characteristics that it can measure to assure their cancer is either severe enough or not too advanced to include them in a study. Additionally, the process of finding patients may prove costly. Kineta also may not be able to identify, recruit and enroll a sufficient number of patients to complete Kineta’s clinical studies because of the perceived risks and benefits of the product candidates under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in Kineta’s studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.

The enrollment of patients further depends on many factors, including:

•	the size of the patient population and process for identifying patients;

•	the eligibility criteria for the clinical trial in question;

•	the availability of an appropriate screening test, as necessary;

•	the perceived risks and benefits of the product candidate under study;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the design of the clinical trial;

•	Kineta’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	Kineta’s ability to obtain and maintain patient consents;

•	reporting of the preliminary results of any of Kineta’s clinical trials; and

•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion.

In addition, Kineta’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as Kineta’s current product candidates and any future product candidates, and this competition will reduce the number and types of patients available to Kineta because some patients who might have opted to enroll in Kineta’s clinical trials may instead opt to enroll in a clinical trial being conducted by one of Kineta’s competitors. Since the number of qualified clinical investigators is limited, Kineta expects to conduct some of its clinical trials at the same clinical trial sites that some of Kineta’s competitors use, which will reduce the number of patients who are available for Kineta’s clinical trials at such clinical trial sites. Furthermore, even if Kineta is able to enroll a sufficient number of patients for its clinical trials, Kineta may have difficulty maintaining enrollment of such patients in its clinical trials.

If Kineta experiences delays in the completion of, or termination of, any clinical trial of its current product candidates and any future product candidates, the commercial prospects of Kineta’s current product candidates and any future product candidates will be harmed, and Kineta’s ability to generate product revenue from such product candidates could be delayed or prevented.

Kineta’s future growth depends, in part, on its ability to penetrate multiple markets in which Kineta would be subject to additional regulatory burdens and other risks and uncertainties.

Kineta’s future profitability will depend, in part, on its ability to commercialize its product candidates, if approved, in markets in the United States, Europe, the UK and other countries where Kineta maintains commercialization rights. As Kineta begins to commercialize its product candidates, if approved, in multiple markets, Kineta is subject to additional risks and uncertainties, including:

•	foreign currency exchange rate fluctuations and currency controls;

•	economic weakness, including inflation, or political instability in particular economies and markets;

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potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements, many of which vary between countries;

•	different medical practices and customs in multiple countries affecting acceptance of drugs in the marketplace;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	tariffs, trade barriers, import or export licensing requirements or other restrictive actions;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is common;

•	reduced or loss of protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics; and

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations.

These and other risks associated with international operations may adversely affect Kineta’s ability to attain or maintain profitable operations. Future sales of Kineta’s products or its product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may affect milestone payments or royalties for Kineta’s products or any of its product candidates that are approved for commercialization in the future. Should any of these risks materialize, this could have a material adverse effect on Kineta’s business, prospects, financial condition and results of operations.

Risks Relating to Manufacturing and Commercialization

The manufacture of Kineta’s product candidates is complex and Kineta may encounter difficulties in production, particularly with respect to process development or scaling-out of Kineta’s manufacturing capabilities. If Kineta encounters such difficulties, Kineta’s ability to provide supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped.

Kineta has not yet manufactured or processed its product candidates on a commercial scale and may not be able to do so for any of its product candidates. Kineta may encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process. These problems include delays or break-downs in logistics and shipping, difficulties with production costs and yields, failure to maintain adequate quality control, product testing issues, operator error and lack of availability of qualified personnel, as well as failure to comply with strictly enforced federal, state and foreign regulations.

Furthermore, if contaminations are discovered in Kineta’s supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Kineta cannot assure you that any of these or other issues relating to the manufacture of its product candidates will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require Kineta to begin new clinical trials at additional expense or terminate clinical trials completely.

Manufacturing facilities also require commissioning and validation activities to demonstrate that they operate as designed, and are subject to government inspections by the FDA, EU Member States, coordinated by the EMA, and other comparable foreign regulatory authorities. If Kineta is unable to reliably produce products to specifications acceptable to the regulatory authorities, Kineta may not obtain or maintain the approvals it needs to manufacture its products. Further, manufacturing facilities may fail to pass government inspections prior to or after the commercial launch of Kineta’s product candidates, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Kineta’s product candidate, impair commercialization efforts, increase Kineta’s cost of goods and have an adverse effect on Kineta’s business, financial condition, results of operations and growth prospects.

Changes in product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates are developed through preclinical studies to later-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Any of these changes could cause Kineta’s current product candidates or any future product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, or notification to, or approval by the FDA, European Commission, EMA or a comparable foreign regulatory authority. This could delay completion of clinical trials, require the conduct of bridging clinical trials or studies, require the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Kineta’s current product candidates and any future product candidates and/or jeopardize Kineta’s ability to commence product sales and generate revenue.

Even if any of Kineta’s product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if Kineta obtains marketing approvals from the FDA, the European Commission (based on recommendation from the EMA) or other comparable foreign regulatory agencies and is able to initiate commercialization of Kineta’s clinical-stage product candidates or any other product candidates Kineta develops, the product candidate may not achieve market acceptance among physicians, patients, hospitals, including pharmacy directors, and third-party payors and, ultimately, may not be commercially successful. The degree of market acceptance of Kineta’s product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the clinical indications for which Kineta’s product candidates are approved;

•	physicians, hospitals, cancer treatment centers and patients considering Kineta’s product candidates as a safe and effective treatment;

•	the potential and perceived advantages of Kineta’s product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, European Commission, EMA or other comparable foreign regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA, European Commission, EMA or other comparable foreign regulatory authorities;

•	the timing of market introduction of Kineta’s product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer Kineta’s product candidates;

•	the availability of coverage, adequate reimbursement from, and Kineta’s ability to negotiate pricing with, third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of Kineta’s sales and marketing efforts and distribution support.

Kineta’s efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of Kineta’s product candidates, if approved, may require significant resources and may never be successful.

Such efforts may require more resources than are typically required due to the complexity and uniqueness of Kineta’s product candidates. Because Kineta expects sales of its product candidates, if approved, to generate substantially all of Kineta’s product revenue for the foreseeable future, the failure of Kineta’s product candidates to find market acceptance would harm Kineta’s business and could require Kineta to seek additional financing. Even if Kineta’s product candidates, if approved, achieve market acceptance, Kineta may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than Kineta’s products, are more cost effective or render Kineta’s products obsolete.

Kineta may not be able to successfully commercialize its product candidates, if approved, due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for Kineta to sell its product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process, with uncertain results, that could require Kineta to provide supporting scientific, clinical and cost effectiveness data for the use of Kineta products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may not be available, or may be more limited than the purposes for which the product is approved by the FDA or other comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers Kineta’s costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover Kineta’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy among third-party payors for coverage and reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Therefore, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Kineta cannot be sure that reimbursement will be available for any product that it commercializes and, if coverage and reimbursement are available, what the level of reimbursement will be. Kineta’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that Kineta develops could have a material adverse effect on Kineta’s operating results, Kineta’s ability to raise capital needed to commercialize products and Kineta’s overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which Kineta obtains marketing approval. Even if Kineta obtains coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use Kineta’s products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of Kineta’s products. Therefore, coverage and adequate reimbursement are critical to a new product’s acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which Kineta’s product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (“CMS”), the federal agency responsible for administering the Medicare program, revises the reimbursement amounts paid to health care providers, including the Medicare Physician Fee Schedule and Hospital Outpatient Prospective Payment System, which may result in reduced Medicare payments.

Kineta expects to experience pricing pressures in connection with the sale of any of its product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that Kineta may receive for any approved product.

Outside of the United States, many countries require approval of the sale price of a product before it can be marketed, and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, Kineta may be required to conduct a clinical trial that compares the cost-effectiveness of Kineta’s product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Kineta might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue, if any, Kineta is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Kineta’s ability to recoup its investment in one or more product candidates, even if such product candidates obtain marketing approval.

Reimbursement and healthcare payment systems vary significantly by country outside the U.S., and many countries have instituted price ceilings on specific products and therapies. In the EU and the UK, similar political, economic and regulatory developments may affect Kineta’s ability to profitably commercialize its product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU, UK or at an EU Member State level may result in significant additional requirements or obstacles that may increase Kineta’s operating costs. The delivery of healthcare in the EU and the UK, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU Member States and the UK have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products in these countries, this could prevent or delay marketing approval of Kineta’s product candidates, restrict or regulate post-approval activities and affect Kineta’s ability to commercialize its product candidates, if approved.

Kineta cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the U.S., the EU, UK or any other jurisdiction. If Kineta, or any third parties Kineta may engage, are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Kineta or such third parties are not able to maintain regulatory compliance, Kineta’s product candidates may lose any regulatory approval that may have been obtained and Kineta may not achieve or sustain profitability.

If the regulatory authorities in such jurisdictions set prices or make reimbursement criteria that are not commercially attractive for Kineta or its collaborators, Kineta’s revenues and the potential profitability of Kineta’s products in those countries would be negatively affected.

If approved, Kineta’s product candidates that are licensed and regulated as biological products, or biologics, may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) was enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), to establish an abbreviated pathway for the approval of biosimilar and interchangeable with an FDA-licensed reference biologic product. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, reference biological product is granted 12 years of non-patent data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still develop and receive approval of a competing biologic, so long as their BLA does not rely on the reference product or sponsor’s data or submit the application as a biosimilar application. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty, and any new policies or processes adopted by the FDA could have a material adverse effect on the future commercial prospects for Kineta’s biological products.

Kineta believes that any of the product candidates it develops that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidate to be a reference product for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The approval of a biosimilar of Kineta’s product candidates could have a material adverse impact on Kineta’s business due to increased competition and pricing pressure.

If competitors are able to obtain regulatory approval for biosimilars referencing Kineta’s product candidates, Kineta’s product candidates may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

If the market opportunities for any of Kineta’s product candidates are smaller than it believes they are, Kineta’s revenue may be adversely affected, and Kineta’s business may suffer.

Kineta is focused on the development of treatments for cancer. Kineta’s projections of addressable patient populations that have the potential to benefit from treatment with Kineta’s product candidates are based on estimates, including estimated incidence rates of specific forms of cancer. If any of Kineta’s estimates are inaccurate, the market opportunities for any of Kineta’s product candidates could be significantly diminished and have an adverse material impact on Kineta’s business.

If any of Kineta’s product candidates are approved for marketing and commercialization and Kineta is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market its product candidates, Kineta will be unable to successfully commercialize its product candidates if and when they are approved.

Kineta has no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which Kineta retains sales and marketing responsibilities, Kineta must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, Kineta may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with its collaborators for, some of Kineta’s product candidates if and when they are approved.

There are risks involved with both establishing Kineta’s own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which Kineta recruits a sales force and establishes marketing capabilities is delayed or does not occur for any reason, Kineta would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Kineta’s investment would be lost if it cannot retain or reposition its sales and marketing personnel. Factors that may inhibit Kineta’s efforts to commercialize future products on its own include:

•	Kineta’s inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to compliantly obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future products;

•	the lack of complementary products to be offered by sales personnel, which may put Kineta at a competitive disadvantage relative to companies with more extensive product portfolios; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If Kineta enters into arrangements with third parties to perform sales, marketing and distribution services, Kineta’s product revenue or the profitability of these product revenue to Kineta are likely to be lower than if Kineta were to market and sell any products that it develops itself. In addition, Kineta may not be successful in entering into arrangements with third parties to sell and market its product candidates or may be unable to do so on terms that are favorable to Kineta. In entering into third-party marketing or distribution arrangements, any revenue Kineta receives will depend upon the efforts of the third parties and Kineta cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market any future products effectively. If Kineta does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, Kineta will not be successful in commercializing its product candidates.

Regulatory approval by the FDA, European Commission (based on recommendation from the EMA) or comparable foreign regulatory authorities is limited to those specific indications and conditions for which approval has been granted, and Kineta may be subject to substantial fines, criminal penalties, injunctions or other enforcement actions if Kineta is determined to be promoting the use of its products for unapproved or “off-label” uses or in a manner inconsistent with the approved labeling, resulting in damage to Kineta’s reputation and business.

Kineta must comply with requirements concerning advertising and promotion for any product candidates for which Kineta obtains marketing approval. Promotional communications with respect to therapeutics are subject to a variety of legal and regulatory restrictions and continuing review by the FDA or comparable foreign regulatory and governmental authorities, Department of Justice, Department of Health and Human Services’ (“HHS”) Office of Inspector General, state attorneys general, members of Congress and the public. When the FDA or comparable foreign regulatory authorities issue regulatory approval for a product candidate, the regulatory approval is limited to those specific uses and indications for which a product is approved. If Kineta is not able to obtain FDA or comparable foreign regulatory authority approval for desired uses or indications for its current product candidates and any future product candidates, Kineta may not market or promote them for those indications and uses, referred to as off-label uses, and Kineta’s business, financial condition, results of operations, stock price and prospects will be materially harmed. Kineta also must sufficiently substantiate any claims that it makes for its products, including claims comparing Kineta’s products to other companies’ products, and must abide by the FDA or a comparable foreign regulatory or governmental authority’s strict requirements regarding the content of promotion and advertising.

While physicians may choose to prescribe products for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, Kineta and any third parties engaged on its behalf are prohibited from marketing and promoting the products for indications and uses that are not specifically approved by the FDA or comparable foreign regulatory authorities. Regulatory authorities in the United States generally do not restrict or regulate the behavior of physicians in their choice of treatment within the practice of medicine. Regulatory authorities do, however, restrict communications by biopharmaceutical companies concerning off-label use.

If Kineta is found to have impermissibly promoted any of its current product candidates and any future product candidates, Kineta may become subject to significant liability and government fines. The FDA and other agencies actively enforce the laws and regulations regarding product promotion, particularly those prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted a product may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In the United States, engaging in the impermissible promotion of Kineta’s products, following approval, for off-label uses can also subject Kineta to false claims and other litigation under federal and state statutes. These include fraud and abuse and consumer protection laws, which can lead to civil and criminal penalties and fines and agreements with governmental authorities that materially restrict the manner in which Kineta promotes or distributes therapeutic products and conducts its business. These restrictions could include corporate integrity agreements, suspension or exclusion from participation in federal and state healthcare programs, and suspension and debarment from government contracts and refusal of orders under existing government contracts. These False Claims Act lawsuits against manufacturers of drugs and biologics have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements pertaining to certain sales practices and promoting off-label uses. In addition, False Claims Act lawsuits may expose manufacturers to follow-on claims by private payors based on fraudulent marketing practices. This growth in litigation has increased the risk that a biopharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, as well as criminal and civil penalties, agree to comply with burdensome reporting and compliance obligations and be excluded from Medicare, Medicaid or other federal and state healthcare programs. If Kineta does not lawfully promote its approved products, if any, Kineta may become subject to such litigation and, if Kineta does not successfully defend against such actions, those actions may have a material adverse effect on Kineta’s business, financial condition, results of operations, stock price and prospects.

In the United States, the promotion of biopharmaceutical products is subject to additional FDA requirements and restrictions on promotional statements. If after one or more of Kineta’s current or future product candidates obtains marketing approval the FDA determines that Kineta’s promotional activities violate its regulations and policies pertaining to product promotion, it could request that Kineta modify its promotional materials or subject Kineta to regulatory or other enforcement actions, including issuance of warning letters or untitled letters, suspension or withdrawal of an approved product from the market, requests for recalls, payment of civil fines, disgorgement of money, imposition of operating restrictions, injunctions or criminal prosecution and other enforcement actions. Similarly, industry codes in foreign jurisdictions may prohibit companies from engaging in certain promotional activities and regulatory agencies in various countries may enforce violations of such codes with civil penalties. If Kineta becomes subject to regulatory and enforcement actions, Kineta’s business, financial condition, results of operations, stock price and prospects will be materially harmed.

Furthermore, the use of Kineta’s products for indications other than those approved by the FDA or comparable foreign regulatory authorities may not effectively treat such conditions. Any such off-label use of Kineta’s product candidates could harm Kineta’s reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use Kineta’s products for these uses for which they are not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm Kineta’s reputation.

Even if Kineta obtains FDA or European Commission (based on recommendation of the EMA) approval any of its product candidates in the United States or EU, Kineta may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit Kineta’s ability to realize their full market potential.

In order to market any products in any particular jurisdiction, Kineta must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.

Approval by the FDA in the United States or the European Commission (based on recommendation of the EMA) in the EU does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact Kineta’s ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for Kineta and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Kineta’s products in those countries. Kineta does not have any product candidates approved for sale in any jurisdiction, including in international markets, and Kineta does not have experience in obtaining regulatory approval in international markets. If Kineta fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, Kineta’s target market will be reduced and its ability to realize the full market potential of any product it develops will be unrealized.

Risks Relating to Kineta’s Reliance on Third Parties

Some of Kineta’s product candidates may be studied in clinical trials sponsored by organizations or agencies other than Kineta, or in investigator-initiated clinical trials, which means Kineta will have minimal or no control over the conduct of such trials.

Kineta has and may continue to supply and otherwise support third party research, including investigator-initiated clinical trials. Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this “Risk Factor” section relating to Kineta’s internally-sponsored clinical trials, but because Kineta may not be the sponsors of these trials, Kineta has less control over the protocols, administration or conduct of these trials, including follow-up with patients and ongoing collection of data after treatment. The conduct or findings of these trials may have a negative impact on Kineta’s development programs notwithstanding that Kineta has little involvement or control over these trials. As a result, Kineta is subject to additional risks associated with the way investigator-initiated trials are conducted. In particular, Kineta may be named in lawsuits that would lead to increased costs associated with legal defense. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that Kineta may design on its own. Negative results in investigator-initiated clinical trials could have a material adverse effect on Kineta’s efforts to obtain regulatory approval for Kineta’s product candidates and the public perception of Kineta’s product candidates. As a result, Kineta’s lack of control over the conduct and timing of and communications with the FDA and other regulatory authorities regarding investigator-sponsored trials may expose Kineta to additional risks and uncertainties, many of which are outside Kineta’s control, and the occurrence of which could adversely affect the commercial prospects for Kineta’s product candidates.

Kineta relies on third parties to conduct, supervise and monitor its clinical trials and perform some of its research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, Kineta’s development programs may be delayed or subject to increased costs, each of which may have an adverse effect on Kineta’s business and prospects.

Kineta does not have the ability to conduct all aspects of its preclinical testing or clinical trials itself. As a result, Kineta is and expects to remain dependent on third parties to conduct its current and future preclinical studies and clinical trials. CROs that manage Kineta’s preclinical studies and clinical trials as well as clinical investigators, including in investigator-initiated clinical trials, and consultants play a significant role in the conduct of Kineta’s preclinical studies and clinical trials and the subsequent collection and analysis of data. The timing of the initiation and completion of these studies and trials will therefore be partially controlled by such third parties and may result in delays to Kineta’s development programs. Nevertheless, Kineta is responsible for ensuring that each of its preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal requirements and scientific standards, and Kineta’s reliance on the CROs and other third parties does not relieve Kineta of its regulatory responsibilities. Kineta and its CROs are required to comply with Good Laboratory Practice (“GLP”) and GCP requirements, which are regulations and guidelines enforced by the FDA, the EMA and comparable foreign regulatory authorities for all of Kineta’s product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of preclinical study sites, trial sponsors, clinical trial investigators and clinical trial sites. If Kineta or any of its CROs or clinical trial sites, including clinical trial sites in investigator-initiated clinical trials, fail to comply with applicable GLP or GCP requirements, the data generated in Kineta’s preclinical studies and clinical trials may be deemed unreliable, and the FDA, EMA or comparable foreign regulatory authorities may require Kineta to perform additional preclinical or clinical trials before approving Kineta’s marketing applications. In addition, Kineta’s clinical trials must be conducted with products produced under cGMP regulations. Kineta’s failure to comply with these regulations may require Kineta to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which Kineta relies will devote adequate time and resources to Kineta’s development activities or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to Kineta’s clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with Kineta, the timelines for Kineta’s development programs may be extended or delayed or Kineta’s development activities may be suspended or terminated. If any of Kineta’s clinical trial sites terminates for any reason, Kineta may experience the loss of follow-up information on subjects enrolled in such clinical trials unless Kineta is able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for Kineta’s clinical trials or investigator-initiated clinical trials may serve as scientific advisors or consultants to Kineta from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or any comparable foreign regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application Kineta submits by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent Kineta from commercializing its product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be Kineta’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct Kineta’s clinical trials in accordance with regulatory requirements or Kineta’s stated protocols, Kineta will not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates and will not be able to, or may be delayed in its efforts to, successfully commercialize its products.

Kineta relies on third parties to manufacture its product candidates, and Kineta expects to continue to rely on third parties for the clinical as well as any future commercial supply of its product candidates and other future product candidates. The development of Kineta’s current and future product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide Kineta with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.

Kineta does not currently have, and Kineta does not plan to build, the infrastructure or capability internally to manufacture current product candidates or any future product candidates for use in the conduct of its clinical trials or, if approved, for commercial supply. Kineta relies on, and expects to continue to rely on, contract manufacturing organizations (“CMOs”). Reliance on third-party providers may expose Kineta to more risk than if it were to manufacture its product candidates itself. Kineta does not control the manufacturing processes of the CMOs it contracts with and is dependent on those third parties for the production of its product candidates in accordance with relevant applicable regulations such as cGMP, which includes, among other things, quality control, quality assurance and the maintenance of records and documentation.

In complying with the manufacturing regulations of the FDA and other comparable foreign regulatory authorities, Kineta and its third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. The failure to comply with these requirements could result in an enforcement action against Kineta, including the seizure of products and shutting down of production. Kineta and any of these third-party suppliers may also be subject to inspections by the FDA, EU Member States, coordinated by the EMA, or comparable foreign regulatory authorities. If any of Kineta’s third-party suppliers fail to comply with cGMP or other applicable manufacturing regulations, Kineta’s ability to develop and commercialize its product candidates could suffer significant interruptions.

Kineta’s failure, or the failure of Kineta’s third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Kineta, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Kineta’s products.

Any disruption, such as a fire, natural hazards or vandalism at Kineta’s CMOs, or any impacts on Kineta’s CMOs due to pandemics or other public health crises, could significantly interrupt Kineta’s manufacturing capability. Kineta currently does not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, Kineta will have to establish alternative manufacturing sources. This would require substantial capital on Kineta’s part, which it may not be able to obtain on commercially acceptable terms or at all. Additionally, Kineta would likely experience months of manufacturing delays as Kineta builds facilities or locates alternative suppliers and seeks and obtains necessary regulatory approvals. If this occurs, Kineta will be unable to satisfy manufacturing needs on a timely basis, if at all. If changes to CMOs occur, then there also may be changes to manufacturing processes inherent in the setup of new operations for Kineta’s product candidates and any products that may obtain approval in the future. Any such changes could require the conduct of bridging studies before Kineta can use any materials produced at new facilities or under new processes in clinical trials or, for any products reaching approval, in Kineta’s commercial supply. Further, business interruption insurance may not adequately compensate Kineta for any losses that may occur and Kineta would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of any CMOs could have drastic consequences, including placing Kineta’s financial stability at risk.

Kineta’s product candidates and any drugs that Kineta may develop may compete with other product candidates and drugs for access to manufacturing facilities. There are no assurances Kineta would be able to enter into similar commercial arrangements with other manufacturers that operate under cGMP regulations and that might be capable of manufacturing for Kineta. Any performance failure on the part of Kineta’s existing or future manufacturers could delay clinical development or marketing approval.

If Kineta were to experience an unexpected loss of supply of or if any supplier were unable to meet Kineta’s clinical or commercial demand for any of Kineta’s product candidates, Kineta could experience delays in its planned clinical studies or commercialization. For example, the extent to which the COVID-19 pandemic may impact Kineta’s ability to procure sufficient supplies for the development of Kineta’s current and future product candidates, and the extent of such impacts will depend on future developments, including the severity and duration of any resurgence of COVID-19 and its variants. Kineta could be unable to find alternative suppliers of acceptable quality and experience that can produce and supply appropriate volumes at an acceptable cost or on favorable terms. Moreover, Kineta’s suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay Kineta’s clinical trials and, for any product candidates that reach approval, the commercialization of Kineta’s products, which would materially adversely affect Kineta’s business, financial condition and results of operation.

Kineta depends on third-party suppliers for materials that are necessary for the conduct of preclinical studies and manufacture of Kineta’s product candidates for clinical trials, and the loss of these third-party suppliers or their inability to supply Kineta with sufficient quantities of adequate materials, or to do so at acceptable quality levels and on a timely basis, could harm Kineta’s business.

Manufacturing Kineta’s product candidates requires many reagents, which are substances used in Kineta’s manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. Kineta currently depends on a limited number of vendors for certain materials and equipment used in the manufacture of its product candidates. For example, Kineta currently uses facilities and equipment at external CMOs, as well as supply sources internal to the collaboration for vector supply. Kineta’s use of CMOs increases the risk of delays in production or insufficient supplies as Kineta transfers its manufacturing technology to these CMOs and as they gain experience with Kineta’s supply requirements. Some of these suppliers may not have the capacity to support clinical trials and commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support Kineta’s needs. Kineta also does not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, Kineta may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment and materials, Kineta relies and may in the future rely on sole source vendors or a limited number of vendors. The supply of the reagents and other specialty materials and equipment that are necessary to produce Kineta’s product candidates could be reduced or interrupted at any time. In such case, identifying and engaging an alternative supplier or manufacturer could result in delay, and Kineta may not be able to find other acceptable suppliers or manufacturers on acceptable terms, or at all. Switching suppliers or manufacturers may involve substantial costs and is likely to result in a delay in Kineta’s desired clinical and commercial timelines. If Kineta changes suppliers or manufacturers for commercial production, applicable regulatory agencies may require Kineta to conduct additional studies or trials. If key suppliers or manufacturers are lost, or if the supply of the materials is diminished or discontinued, Kineta may not be able to develop, manufacture and market its product candidates in a timely and competitive manner, or at all. An inability to continue to source product from any of these suppliers, which could be due to a number of issues, including regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands or quality issues, could adversely affect Kineta’s ability to satisfy demand for its product candidates, which could adversely and materially affect Kineta’s product sales and operating results or Kineta’s ability to conduct clinical trials, either of which could significantly harm Kineta’s business.

As Kineta continues to develop and scale its manufacturing process, Kineta expects that it will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. Kineta may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if Kineta is unable to alter its process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on Kineta’s business. Even if Kineta is able to alter its process so as to use other materials or equipment, such a change may lead to a delay in Kineta’s clinical development and/or commercialization plans. If such a change occurs for a product candidate that is already in clinical testing, the change may require Kineta to perform both ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials. These factors could cause the delay of studies or trials, regulatory submissions, required approvals or commercialization of product candidates that Kineta develops, cause Kineta to incur higher costs and prevent Kineta from commercializing its product candidates successfully.

If Kineta is unable to obtain sufficient raw and intermediate materials on a timely basis or if Kineta experiences other manufacturing or supply difficulties, Kineta’s business may be adversely affected.

The manufacture of certain of Kineta’s product candidates requires the timely delivery of sufficient amounts of raw and intermediate materials. Kineta works closely with its suppliers to ensure the continuity of supply but cannot guarantee these efforts will always be successful. Further, while efforts are made to diversify Kineta’s sources of raw and intermediate materials, in certain instances Kineta acquires raw and intermediate materials from a sole supplier. While Kineta believes that alternative sources of supply exist where it relies on sole supplier relationships, there can be no assurance that Kineta will be able to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Kineta’s ability to manufacture its product candidates in a timely or cost-effective manner.

Kineta’s reliance on third parties requires Kineta to share its trade secrets, which increases the possibility that a competitor will discover them or that Kineta’s trade secrets will be misappropriated or disclosed.

Because Kineta relies on third parties to research and develop and to manufacture Kineta’s product candidates, Kineta must share trade secrets with them. Kineta seeks to protect its proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with Kineta’s advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Kineta’s confidential information, including Kineta’s trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by Kineta’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Kineta’s proprietary position is based, in part, on Kineta’s know-how and trade secrets, a competitor’s independent discovery of Kineta’s trade secrets or other unauthorized use or disclosure would impair Kineta’s competitive position and may have a material adverse effect on Kineta’s business.

In addition, these agreements typically restrict the ability of Kineta’s advisors, employees, third-party contractors and consultants to publish data potentially relating to Kineta’s trade secrets, although Kineta’s agreements may contain certain limited publication rights. For example, any academic institution that Kineta may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require Kineta to share trade secrets under the terms of its research and development or similar agreements. Despite Kineta’s efforts to protect its trade secrets, Kineta’s competitors may discover Kineta’s trade secrets, either through breach of Kineta’s agreements with third parties, independent development or publication of information by any of Kineta’s third-party collaborators. A competitor’s discovery of Kineta’s trade secrets would impair Kineta’s competitive position and have an adverse impact on Kineta’s business.

Kineta has already entered into collaborations with third parties for the research, development and commercialization of certain of the product candidates Kineta may develop. Kineta may form or seek additional collaborations or strategic alliances or enter into additional licensing arrangements in the future. If any of these collaborations, strategic alliances or additional licensing arrangements are not successful, Kineta may not be able to capitalize on the market potential of those product candidates.

Kineta has already entered into licenses and collaborations with third parties and may seek other third-party collaborators for the research, development and commercialization of Kineta’s current or future product candidates. The collaboration with drug discovery vendors and any other collaboration agreements Kineta enters into will likely limit Kineta’s control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of any product candidates Kineta may seek to develop with them. Kineta’s ability to generate revenues from these arrangements will depend on Kineta’s collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. Kineta cannot predict the success of any collaboration in which Kineta has entered or may enter.

Kineta may in the future form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that Kineta believes will complement or augment its development and commercialization efforts with respect to Kineta’s product candidates and any future product candidates that Kineta may develop. Any of these relationships may require Kineta to incur non-recurring and other charges, increase Kineta’s near and long-term expenditures, issue securities that dilute Kineta’s existing stockholders or disrupt Kineta’s management and business.

In addition, Kineta faces significant competition in seeking appropriate strategic partners and the negotiation process for these sorts of transactions is time-consuming, complex and expensive. Moreover, Kineta may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for Kineta’s product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view Kineta’s product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval. Additionally, Kineta’s existing partners may decide to acquire or partner with other companies developing oncology therapeutics, which may have an adverse impact on Kineta’s business prospects, financial condition and results of operations.

As a result, if Kineta enters into additional collaboration agreements and strategic partnerships or licenses its product candidates, Kineta may not be able to realize the benefit of those transactions if Kineta is unable to successfully integrate them with Kineta’s existing operations and company culture, which could delay Kineta’s timelines or otherwise adversely affect Kineta’s business prospects, financial condition and results of operations.

Kineta also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies the entry into the transaction in the first place. Any delays in entering into new collaborations or strategic partnership agreements related to Kineta’s product candidates could delay the development and commercialization of Kineta’s product candidates in certain geographies for certain indications, which would harm Kineta’s business prospects, financial condition and results of operations.

Risks Relating to Kineta’s Industry and Business Operations

Public health crises, including the COVID-19 pandemic, could have a material adverse impact on Kineta’s business, financial condition and results of operations, including through disruption to Kineta’s planned clinical trials, supply chains, business operations and commercialization efforts, or through delay in the FDA’s approval of Kineta’s product candidates.

The COVID-19 pandemic and government measures taken in response to the pandemic in the past have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred, supply chains have been disrupted, facilities and production have been suspended, and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The extent to which COVID-19 impacts Kineta’s business and operating results will depend on future developments, including the severity and duration of any resurgence of COVID-19 and its variants. For example, ineffective or uncoordinated vaccine deployment in the future or other responses to COVID-19, the emergence of more virulent or infectious variants of the virus or limitations on vaccine availability could risk increasing the duration and severity of the pandemic, which could have various negative impacts on Kineta’s business, the extent of which Kineta cannot fully predict.

If there is a resurgence of COVID-19 or its variants, site initiation, participant recruitment and enrollment, participant dosing, distribution of clinical trial materials, study monitoring and data analysis for Kineta’s planned clinical trials may be delayed due to changes in hospital or university policies, federal, state or local regulations, prioritization of hospital resources toward pandemic efforts, or other reasons related to the pandemic. Additionally, some participants and clinical investigators may not be able to comply with clinical trial protocols. For example, quarantines or other travel limitations (whether voluntary or required) may impede participant movement, affect sponsor access to study sites, or interrupt healthcare services, and Kineta may be unable to conduct its planned clinical trials. Any delays to Kineta’s planned clinical trials for its current product candidates and any future clinical trials as a result of a resurgence of COVID-19 or its variants could impact the use and sufficiency of Kineta’s existing cash reserves, and Kineta may be required to raise additional capital earlier than it had previously planned. Kineta may be unable to raise additional capital if and when needed, which may result in further delays or suspension of Kineta’s development plans.

Further, as a result of a resurgence of COVID-19 or its variants, Kineta may be required in the future to develop and implement additional clinical trial policies and procedures based on new guidance and regulatory requirements promulgated by the FDA or other regulatory authorities.

Kineta currently utilizes third parties to, among other things, manufacture raw materials and Kineta’s product candidates, components, parts and consumables, and to perform quality control and testing. If either Kineta or any third-party in the supply chain for materials used in the production of Kineta’s product candidates are adversely impacted by restrictions resulting from a resurgence of COVID-19 or its variants, Kineta’s supply chain may be disrupted, limiting Kineta’s ability to manufacture product candidates for its clinical trials.

The ultimate impact of the COVID-19 pandemic, or any other health epidemic, will depend on future developments that cannot be predicted with confidence. Kineta cannot be certain what the overall impact of a resurgence of COVID-19 or its variants or future pandemics or other health crises will be on its business.

Disruptions at the FDA, EMA, SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal governmental functions on which the operation of Kineta’s business may rely, which could negatively impact Kineta’s business.

The ability of the FDA, EMA and other comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at regulatory authorities and government agencies have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Kineta’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies such as the EMA following its post-Brexit relocation and resulting staff changes may also slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect Kineta’s business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to review and process Kineta’s regulatory submissions, which could have a material adverse effect on Kineta’s business. Further, in Kineta’s operations as a public company, future government shutdowns could impact Kineta’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Kineta’s operations.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process Kineta’s regulatory submissions, which could have a material adverse effect on Kineta’s business.

Kineta may be exposed to significant foreign exchange risk.

Kineta conducts research and business activities in foreign countries and it incurs portions of its expenses, and may in the future derive revenues, in a variety of currencies. As a result, Kineta is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. Fluctuations in currency exchange rates have had, and will continue to have, an impact on Kineta’s results as expressed in U.S. dollars. Kineta currently does not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. Kineta cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect Kineta’s financial condition, results of operations and cash flows.

Kineta’s employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

Kineta is exposed to the risk of fraud or other misconduct by its employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and other comparable foreign regulatory authorities, provide accurate information to the FDA and other comparable foreign regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States, EU, UK and in other jurisdictions, report financial information or data accurately or disclose unauthorized activities to Kineta. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to Kineta’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Kineta takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Kineta from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Kineta, those actions could have a significant impact on Kineta’s business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Kineta’s operations.

Kineta faces potential product liability, and, if successful claims are brought against it, Kineta may incur substantial liability and costs. If the use of Kineta’s product candidates harms patients or is perceived to harm patients even when such harm is unrelated to Kineta’s product candidates, Kineta’s regulatory approvals could be revoked or otherwise negatively impacted and Kineta could be subject to costly and damaging product liability claims.

The use of Kineta’s product candidates in clinical trials and the sale of any products for which Kineta obtains marketing approval exposes Kineta to the risk of product liability claims. Product liability claims might be brought against Kineta by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with Kineta’s products. There is a risk that Kineta’s product candidates may induce adverse events. If Kineta cannot successfully defend against product liability claims, Kineta could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of Kineta’s business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from Kineta’s primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize Kineta’s product candidates; and

•	decreased demand for Kineta’s product candidates, if approved for commercial sale.

Kineta believes its product liability insurance coverage is sufficient in light of its current clinical programs; however, Kineta may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect Kineta against losses due to liability. If and when Kineta obtains marketing approval for product candidates, Kineta intends to expand its insurance coverage to include the sale of commercial products; however, Kineta may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim, or series of claims brought against Kineta, could cause Kineta’s stock price to decline and, if judgments exceed Kineta’s insurance coverage, could adversely affect Kineta’s results of operations and business.

Patients with cancer and other diseases targeted by Kineta’s product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to Kineta’s product candidates. Such events could subject Kineta to costly litigation, require Kineta to pay substantial amounts of money to injured patients, delay, negatively impact or end Kineta’s opportunity to receive or maintain regulatory approval to market Kineta’s products, or require Kineta to suspend or abandon its commercialization efforts. Even in a circumstance in which Kineta does not believe that an adverse event is related to its products, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may divide the attention of Kineta’s management team, interrupt Kineta’s sales efforts, delay Kineta’s regulatory approval process in other countries or impact and limit the type of regulatory approvals Kineta’s product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on Kineta’s business, financial condition or results of operations.

Kineta’s future success depends on its ability to retain key members of senior management and to attract, retain and motivate qualified personnel.

Kineta’s ability to compete in the highly competitive biopharmaceutical industry depends upon its ability to attract and retain highly qualified management, clinical and financial personnel. Kineta is highly dependent on its management and scientific personnel, including Craig Philips, Kineta’s President, Keith Baker, Kineta’s Chief Financial Officer and Thierry Guillaudeux, Ph.D., Kineta’s Chief Scientific Officer. Kineta’s senior management may terminate their employment with Kineta at any time. Kineta does not maintain “key person” insurance for any of its employees.

Recruiting and retaining qualified scientific and clinical personnel and, if Kineta progresses the development of any of its product candidates, commercialization, manufacturing and sales and marketing personnel, will be critical to Kineta’s success. The loss of the services of members of Kineta’s senior management or other key employees could impede the achievement of Kineta’s research, development and commercialization objectives and seriously harm Kineta’s ability to successfully implement its business strategy. Furthermore, replacing members of Kineta’s senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in Kineta’s industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize Kineta’s product candidates. Kineta’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and Kineta may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Kineta also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, Kineta relies on consultants and advisors, including scientific and clinical advisors, to assist Kineta in formulating its research and development and commercialization strategy. Kineta’s consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to Kineta. If Kineta is unable to continue to attract and retain high-quality personnel, Kineta’s ability to pursue its growth strategy will be limited.

Kineta expects to expand its clinical development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, Kineta may encounter difficulties in managing its growth, which could disrupt Kineta’s operations.

As of December 31, 2024, Kineta had four full-time employees. As Kineta’s development progresses, Kineta expects to experience growth in the number of its employees and the scope of its operations, particularly in the areas of clinical product development, regulatory affairs, manufacturing and, if any of Kineta’s product candidates receives marketing approval, sales, marketing and distribution. To manage Kineta’s anticipated future growth, Kineta must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Kineta’s limited financial resources and the limited experience of Kineta’s management team in managing a company with such anticipated growth, Kineta may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of Kineta’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Kineta’s business plans or disrupt Kineta’s operations.

Kineta faces substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than Kineta.

The development and commercialization of new products is highly competitive. Kineta expects to compete in the segments of the pharmaceutical, biotechnology and other related markets that pursue immuno-oncology treatments. Kineta’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that Kineta may develop. Kineta’s competitors also may obtain regulatory approval from the FDA or other comparable foreign regulatory authorities for their products more rapidly than Kineta may obtain approval for its products, if ever, which could result in Kineta’s competitors establishing a strong market position before Kineta is able to enter the market or make Kineta’s development more complicated. Moreover, with the proliferation of new drugs and therapies into oncology, Kineta expects to face increasingly intense competition as new technologies become available. If Kineta fails to stay at the forefront of technological change, it may be unable to compete effectively. Any product candidates that Kineta successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render Kineta’s product candidates or its technology obsolete, less competitive or uneconomical.

Other products in a similar class as some of Kineta’s product candidates have already been approved and other products in the same class are further along in development. As more product candidates within a particular class of biopharmaceutical products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of Kineta’s clinical trials for product candidates in those classes will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, Kineta may have developed a product that is not commercially viable, that Kineta is not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, Kineta’s future product revenue and financial condition would be materially and adversely affected.

Specifically, there are many companies that have commercialized or are developing immuno-oncology treatments for cancer including large pharmaceutical and biotechnology companies such as Amgen Inc., AstraZeneca plc and its subsidiary, MedImmune, LLC, Bristol-Myers Squibb Company (“BMS”), Merck, Novartis AG, Pfizer Inc., Curis, Inc., Hummingbird Bioscience, Pte. Ltd., and Roche, and its subsidiary Genentech. Kineta is also aware of several companies testing their compounds in combination with nivolumab or pembrolizumab. Select programs in late-stage development include lymphocyte activation gene-3 (“LAG-3”) assets from BMS (relatlimab) and modified interleukin-2 (“IL-2”) assets from Nektar Therapeutics bempegaldesleukin). In earlier stage development there are also BioNTech SE with NEO-PV-01 and Karyopharm Therapeutics, Inc. with selinexor.

In addition, there are large pharmaceutical and biotech companies developing therapeutics for the treatment of chronic pain and viral diseases.

Many of Kineta’s competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing than Kineta does. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors will also compete with Kineta in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that maybe necessary for, Kineta’s programs.

The key competitive factors affecting the success of all of Kineta’s programs are likely to be efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. If Kineta is not successful in developing, commercializing and achieving higher levels of reimbursement than its competitors, Kineta will not be able to compete against them and Kineta’s business would be materially harmed.

Kineta has net operating losses (“NOL”) to be carried forward, which may become devalued if Kineta does not generate sufficient future taxable income, applicable corporate tax rates are reduced or if Kineta experiences an ownership change.

Kineta’s total gross deferred tax assets as of December 31, 2024 were $177.6 million. Utilization of most deferred tax assets is dependent on generating sufficient future taxable income in the appropriate jurisdiction and/or entity. Kineta has provided a valuation allowance of $177.5 million on its net deferred tax assets as of December 31, 2024. Based on all available evidence, it is considered more likely than not that all the recorded deferred tax assets will not be realized in a future period. Accordingly, in the event of a reduction of any such corporate income tax rates, the carrying value of certain of Kineta’s deferred tax assets would decrease. Moreover, Kineta’s ability to use its NOL and other deferred tax assets to offset future taxable income may be limited if Kineta experiences an ownership change. Kineta may experience ownership changes in the future as a result of subsequent shifts in its stock ownership, some of which are outside Kineta’s control.

For U.S. federal income tax purposes, an ownership change will generally occur when the percentage of Kineta’s stock (by value) owned by one or more “5% shareholders” (as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) has increased by more than 50% over the lowest percentage owned by such shareholders at any time during the prior three years (calculated on a rolling basis). Kineta anticipates that it will incur losses in the United States in the foreseeable future related to Kineta’s research and development activities. Due to potential ownership changes under Section 382 of the Code, Kineta may be limited in its ability to realize a tax benefit from the use of such losses, whether or not Kineta attains profitability in future years.

In addition, Kineta’s ability to utilize any future NOL may be limited by Pub. L. 115-97, enacted in 2017 and commonly known as the Tax Cuts and Jobs Act of 2017 (the “TCJA”). Under the TCJA, the amount of Kineta’s NOL that Kineta is permitted to deduct in any taxable year is limited to 80% of its taxable income in such year, where taxable income is determined without regard to the NOL deduction itself, while allowing unused NOL to be carried forward indefinitely.

For these reasons, a material devaluation in Kineta’s deferred tax assets due to insufficient taxable income, lower corporate income tax rates or ownership change would have an adverse effect on Kineta’s results of operations and financial condition.

Foreign subsidiaries may directly become subject to U.S. federal income tax and be subject to a branch profits tax in the United States, which could reduce Kineta’s after-tax returns and the value of Kineta’s shares.

Kineta currently intends to conduct substantially all of its businesses and operations in a manner such that any foreign subsidiaries, if applicable, will not be treated as engaged in a trade or business in the United States and will not be subject to additional U.S. income tax or branch profits tax. However, it is not entirely clear when a foreign subsidiary is treated as being engaged in a trade or business in the United States for U.S. federal income tax purposes. Accordingly, Kineta cannot assure you that the Internal Revenue Service (the “IRS”) will not contend, perhaps successfully, that Kineta’s foreign subsidiaries were engaged in a trade or business in the United States or are subject to more U.S. income tax than they currently incur. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax on its income that is treated as effectively connected with the conduct of that trade or business, as well as to branch profits tax on its “dividend equivalent amount,” unless the corporation is entitled to relief under an applicable tax treaty, which is determined on an annual basis.

Kineta’s business operations and current and future relationships with investigators, health care professionals, consultants, third-party payors and customers are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, transparency laws and other healthcare laws and regulations. If Kineta is unable to comply, or has not fully complied, with such laws, Kineta could face substantial penalties.

Healthcare providers and others play a primary role in the recommendation and prescription of any products for which Kineta obtains marketing approval. Although Kineta does not currently have any products on the market, Kineta’s operations and current and future arrangements with investigators, healthcare professionals, customers and third-party payors may be subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. These laws may impact, among other things, Kineta’s current business operations, including its clinical research activities and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers and other parties through which Kineta may market, sell and distribute its products for which Kineta obtains marketing approval. In addition, Kineta may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which Kineta conducts its business. The laws that may affect Kineta’s ability to operate include:

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the U.S. federal Anti-Kickback Statute, a criminal law which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal civil False Claims Act, which can be enforced through whistleblower actions, and which, among other things, imposes significant civil penalties, treble damages, and potential exclusion from federal healthcare programs against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim resulting from a violation of the U.S. federal Anti-Kickback Statute, U.S. Federal Food, Drug and Cosmetic Act (the “FDCA”) or other law constitutes a false or fraudulent claim for purposes of the civil False Claims Act. There is also the federal criminal False Claims Act, which is similar to the federal civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government;

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the U.S. federal Civil Monetary Penalties Law, which authorizes the imposition of substantial civil monetary penalties against any person or entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; (4) failing to report and return a known overpayment; or (5) offering or transferring any remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by Medicare or Medicaid, unless an exception applies;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. federal Physician Payments Sunshine Act, enacted as part of the Affordable Care Act, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to track and report annually to CMS information related to certain payments and other transfers of value provided to U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Since January 1, 2022, such obligations include the reporting of payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse midwives;

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analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to Kineta’s business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, including information pertaining to and justifying price increases; state laws and regulations that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals, or require the tracking and reporting of gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Ensuring that Kineta’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Kineta’s business practices, including certain arrangements with physicians who receive stock, warrants or stock options as compensation for services provided to Kineta, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Kineta’s operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to Kineta, Kineta may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if Kineta becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the delay, reduction, termination or restructuring of Kineta’s operations. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if Kineta is successful in defending against any such actions that may be brought against it, Kineta’s business may be impaired. If any of the physicians or other providers or entities with whom Kineta expects to do business is found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect Kineta’s ability to operate its business and its results of operations.

Healthcare legislative reform measures may have a material adverse effect on Kineta’s business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of Kineta’s current product candidates and any future product candidates, restrict or regulate post-approval activities and affect Kineta’s ability to profitably sell a product for which it obtains marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact Kineta’s business in the future by requiring, for example: (i) changes to Kineta’s manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of Kineta’s products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Kineta’s business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased from 50% pursuant to the Bipartisan Budget Act of 2018) point-of-sale discounts off negotiated prices of applicable brand drugs and biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs or biologics to be covered under Medicare Part D.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, re-examining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or Kineta’s business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Kineta’s business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for Kineta’s product candidates, if approved, or put pressure on Kineta’s product pricing, which could negatively affect Kineta’s business, results of operations, financial condition and prospects.

Kineta expects that the ACA, these new laws, and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that Kineta receives for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent Kineta from being able to generate revenue, attain profitability or commercialize its product candidates, if approved.

Current and future legislative efforts may limit the prices for Kineta’s products, if and when they are licensed for marketing, and that could materially impact Kineta’s ability to generate revenues.

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs and reduce the costs of pharmaceuticals under Medicare and Medicaid. In 2020, President Trump issued several executive orders intended to lower the costs of prescription products and certain provisions in these orders have been incorporated into regulations. These regulations include an interim final rule implementing a most favored nation model for prices that would tie Medicare Part B payments for certain physician-administered pharmaceuticals to the lowest price paid in other economically advanced countries, effective January 1, 2021. That rule, however, has been subject to a nationwide preliminary injunction and, on December 29, 2021, CMS issued a final rule to rescind it. With issuance of this rule, CMS stated that it will explore all options to incorporate value into payments for Medicare Part B pharmaceuticals and improve beneficiaries’ access to evidence-based care.

In addition, in October 2020, HHS and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program (“SIP”) to import certain prescription drugs from Canada into the United States. The final rule is currently the subject of ongoing litigation, but at least six states (Vermont,

Colorado, Florida, Maine, New Mexico and New Hampshire) have passed laws allowing for the importation of drugs from Canada with the intent of developing SIPs for review and approval by the FDA. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The final rule would eliminate the current safe harbor for Medicare drug rebates and create new safe harbors for beneficiary point-of-sale discounts and pharmacy benefit manager service fees. It originally was set to go into effect on January 1, 2023, but with passage of the Inflation Reduction Act has been delayed by Congress to January 1, 2032.

On July 9, 2021, President Biden signed Executive Order 14063, which focuses on, among other things, the price of pharmaceuticals. The Order directs HHS to create a plan within 45 days to combat “excessive pricing of prescription pharmaceuticals and enhance domestic pharmaceutical supply chains, to reduce the prices paid by the federal government for such pharmaceuticals, and to address the recurrent problem of price gouging.” On September 9, 2021, HHS released its plan to reduce pharmaceutical prices. The key features of that plan are to: (a) make pharmaceutical prices more affordable and equitable for all consumers and throughout the health care system by supporting pharmaceutical price negotiations with manufacturers; (b) improve and promote competition throughout the prescription pharmaceutical industry by supporting market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase transparency; and (c) foster scientific innovation to promote better healthcare and improve health by supporting public and private research and making sure that market incentives promote discovery of valuable and accessible new treatments.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for Kineta’s products, once approved, or put pressure on Kineta’s product pricing. Kineta expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Kineta’s product candidates or additional pricing pressures.

Finally, outside the United States, in some nations, including those of the EU, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Kineta or its collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of Kineta’s product to other available therapies. If reimbursement of Kineta’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Kineta’s business could be materially harmed.

Kineta is subject to a variety of privacy and data security laws, and Kineta’s failure to comply with them could harm Kineta’s business.

Kineta maintains a large quantity of sensitive information, including confidential business and personal information in connection with the conduct of Kineta’s clinical trials and related to Kineta’s employees, and Kineta is subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, including with respect to regulatory enforcement and private litigation, which may affect Kineta’s business and is expected to increase its compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations could apply to Kineta’s operations or the operations of Kineta’s partners, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure and protection of health-related and other personal information. In addition, Kineta may obtain health information from third parties (including research institutions from which Kineta obtains clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH and regulations promulgated thereunder. Depending on the facts and circumstances, Kineta could be subject to significant penalties if Kineta obtains, uses or discloses, or is subject to an actual or alleged data breach regarding, individually identifiable health information in a manner that is not authorized or permitted by HIPAA.

In the EEA, Kineta is subject to the EU General Data Protection Regulation (the “EU GDPR”), which took effect in May 2018. The EU GDPR governs the collection, use, disclosure, transfer or other processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), including clinical trial data, and grants individuals various data protection rights (e.g., the right to erasure of personal data). The EU GDPR imposes a number of obligations on companies, including inter alia: (i) accountability and transparency requirements, and enhanced requirements for obtaining valid consent; (ii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed; and (iii) obligations to implement appropriate technical and organizational measures to safeguard personal data and to report certain personal data breaches to the supervisory authority without undue delay (and no later than 72 hours where feasible). In addition, the EU GDPR prohibits the transfer of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws unless a data transfer mechanism has been put in place. In July 2020, the Court of Justice of the EU (the “CJEU”) limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield for purposes of international transfers and imposing further restrictions on use of the standard contractual clauses (the “SCCs”), including a requirement for companies to carry out a transfer privacy impact assessment, which, among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. The European Commission subsequently issued new SCCs in June 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board and which are in turn relatively more onerous. The EU GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of consolidated annual worldwide gross revenue), and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the EU GDPR. Relatedly, following the United Kingdom’s withdrawal from the EU (i.e., Brexit), and the expiry of the Brexit transition period, which ended on December 31, 2020, the EU GDPR has been implemented in the United Kingdom (as the “UK GDPR”). The UK GDPR sits alongside the UK Data Protection Act 2018 which implements certain derogations in the EU GDPR into UK law. Under the UK GDPR, companies not established in the UK but who process personal data in relation to the offering of goods or services to individuals in the UK, or to monitor their behavior will be subject to the UK GDPR, the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to the greater of £17.5 million or 4% of global turnover.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and Kineta may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Furthermore, the laws are not consistent, and compliance in the event of a widespread data breach is costly. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California enacted the California Consumer Privacy Act (the “CCPA”), which took effect on January 1, 2020, became enforceable by the California Attorney General on July 1, 2020, and has been dubbed the first “GDPR-like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provide such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (the “CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Although the CCPA currently exempts certain health-related information, including clinical trial data, the CCPA and the CPRA may increase Kineta’s compliance costs and potential liability. Similar laws have been adopted in other states (for example Nevada, Virginia and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Any actual or perceived failure by Kineta to comply with applicable privacy and data security laws and regulations could result in regulatory investigations, reputational damage, orders to cease/change Kineta’s processing of its data, enforcement notices and/or assessment notices (for a compulsory audit). Kineta may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

Any future acquisitions, in-licensing or strategic partnerships may increase Kineta’s capital requirements, dilute Kineta’s stockholders, divert Kineta’s management’s attention, cause Kineta to incur debt or assume contingent liabilities and subject Kineta to other risks.

Kineta may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of indebtedness or contingent liabilities;

•	the issuance of Kineta’s equity securities which would result in dilution to Kineta’s stockholders;

•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of Kineta’s management’s attention from Kineta’s existing product candidates and initiatives in pursuing such an acquisition or strategic partnership;

•	spend substantial operational, financial and management resources in integrating new businesses, technologies and products;

•	retention of key employees, the loss of key personnel and uncertainties in Kineta’s ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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Kineta’s inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet Kineta’s objectives or even to offset the associated transaction and maintenance costs.

In addition, if Kineta undertakes such a transaction, Kineta may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

Risks Relating to Kineta’s Intellectual Property

If Kineta is unable to obtain and maintain sufficient intellectual property protection for its platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, Kineta’s competitors could develop and commercialize products similar or identical to Kineta’s, and Kineta’s ability to successfully commercialize its products may be adversely affected.

Kineta relies upon a combination of patents, know-how and confidentiality agreements to protect the intellectual property related to Kineta’s products and technologies and to prevent third parties from copying and surpassing Kineta’s achievements, thus eroding Kineta’s competitive position in Kineta’s market.

Kineta’s success depends in large part on its ability to obtain and maintain patent protection, know-how and trade secrets for its development platform, product candidates and their uses, as well as Kineta’s ability to operate without infringing the proprietary rights of others. Kineta seeks to protect its proprietary position by filing patent applications in the United States and abroad related to Kineta’s novel discoveries and technologies that are important to Kineta’s business. Kineta cannot guarantee that its pending and future patent applications will result in patents being issued or that issued patents will afford sufficient protection of Kineta’s product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or will effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and Kineta may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on Kineta’s patent applications, at a reasonable cost or in a timely manner, including delays as a result of pandemics or other health crises impacting Kineta’s or its licensors’ operations. It is also possible that Kineta will fail to identify patentable aspects of Kineta’s research and development results before it is too late to obtain patent protection. Although Kineta enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of Kineta’s research and development output, such as Kineta’s employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing Kineta’s ability to seek patent protection.

Composition of matter patents for biological and pharmaceutical product candidates often provides a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. However, Kineta cannot be certain that the claims in its pending patent applications directed to composition of matter of Kineta’s product candidates will be considered patentable by the USPTO or by patent offices in foreign countries, or that the claims in any of Kineta’s issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to Kineta’s product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for Kineta’s targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of biotechnology and biopharmaceutical companies generally is highly uncertain, involves complex legal, scientific and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. The standards that the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of foreign countries may not protect Kineta’s rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Kineta or any of its potential future collaborators will be successful in protecting Kineta’s product candidates by obtaining and defending patents. For example, Kineta may not be aware of all third-party intellectual property rights potentially relating to Kineta’s product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of Kineta’s own patents and patent applications, as well as the impact of such third-party intellectual property upon Kineta’s freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, Kineta cannot know with certainty whether Kineta was the first to make the inventions claimed in its patents or pending patent applications, or that Kineta was the first to file for patent protection of such inventions. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of Kineta’s patent rights are highly uncertain. Kineta’s pending patent applications may be challenged in patent offices in the United States and abroad. The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, Kineta’s pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or Kineta’s issued patents may be subject to post-grant review proceedings, oppositions, derivations, reexaminations, interference or inter partes review proceedings, in the United States or elsewhere, challenging Kineta’s patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit Kineta’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Kineta’s technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for Kineta’s proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Kineta’s rights or permit Kineta to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to Kineta’s product candidates or their uses could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

In addition to the protection afforded by patents, Kineta relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of Kineta’s discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Kineta may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect Kineta from innovations that a competitor develops independently of Kineta’s proprietary know how. If a competitor independently develops a technology that Kineta protects as a trade secret and files a patent application on that technology, then Kineta may not be able to patent that technology in the future, may require a license from the competitor to use Kineta’s own know-how, and if the license is not available on commercially viable terms, then Kineta may not be able to launch its product. Although Kineta requires all of its employees to assign their inventions to Kineta, and requires all of its employees, consultants, advisors and any third parties who have access to Kineta’s proprietary know-how, information or technology to enter into confidentiality agreements, Kineta cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to Kineta’s trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Kineta may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Kineta is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Kineta will not be able to establish or maintain a competitive advantage in Kineta’s market, and this scenario could materially adversely affect Kineta’s business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats to Kineta’s competitive advantage.

The degree of future protection afforded by Kineta’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Kineta’s business or permit Kineta to maintain its competitive advantage. For example:

•	others may be able to make product candidates that are the same as or similar to Kineta’s but that are not covered by the claims of the patents that Kineta owns or has exclusively licensed;

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Kineta or its licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that Kineta owns or has exclusively licensed;

•	Kineta or its licensors or future collaborators might not have been the first to file patent applications covering certain of Kineta’s inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Kineta’s technologies without infringing Kineta’s intellectual property rights;

•

it is possible that noncompliance with the USPTO and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	it is possible that Kineta’s pending patent applications will not lead to issued patents;

•	issued patents that Kineta owns or has exclusively licensed may be revoked, modified or held invalid or unenforceable, as a result of legal challenges by Kineta’s competitors;

•

Kineta’s competitors might conduct research and development activities in countries where Kineta does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Kineta’s major commercial markets;

•	Kineta may not develop additional proprietary technologies that are patentable;

•

Kineta cannot predict the scope of protection of any patent issuing based on Kineta’s patent applications, including whether the patent applications that Kineta owns or in-licenses will result in issued patents with claims directed to Kineta’s product candidates or uses thereof in the United States or in other foreign countries;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on Kineta’s patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that Kineta’s patents are valid, enforceable and infringed;

•	Kineta may need to initiate litigation or administrative proceedings to enforce and/or defend its patent rights which will be costly whether Kineta wins or loses;

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Kineta may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	Kineta may fail to adequately protect and police Kineta’s trademarks and trade secrets; and

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the patents of others may have an adverse effect on Kineta’s business, including if others obtain patents claiming subject matter similar to or improving that covered by Kineta’s patents and patent applications.

Should any of these or similar events occur, they could significantly harm Kineta’s business, results of operations and prospects.

If Kineta fails to comply with its obligations imposed by any intellectual property licenses with third parties that Kineta may need in the future, Kineta could lose rights that are important to its business.

Kineta may in the future require licenses to third-party technology and materials. Such licenses may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on Kineta’s business and financial condition. Kineta may rely on third parties from whom it licenses proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property Kineta licenses from them. Kineta may have limited control over these activities or any other intellectual property that may be related to Kineta’s in-licensed intellectual property. For example, Kineta cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Kineta may have limited control over the manner in which its licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to Kineta. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if Kineta conducts them itself. Even if Kineta acquires the right to control the prosecution, maintenance and enforcement of the licensed and sublicensed intellectual property relating to Kineta’s product candidates, Kineta may require the cooperation of its licensors and any upstream licensor, which may not be forthcoming. Therefore, Kineta cannot be certain that the prosecution, maintenance and enforcement of these patent rights will be in a manner consistent with the best interests of Kineta’s business. If Kineta or its licensor fails to maintain such patents, or if Kineta or its licensor loses rights to those patents or patent applications, the rights Kineta has licensed may be reduced or eliminated and Kineta’s right to develop and commercialize any of its product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that Kineta licenses from third parties will also apply to patent rights Kineta may own in the future. Further, if Kineta fails to comply with its diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations under its license agreements, Kineta may lose its patent rights with respect to such agreement, which would affect Kineta’s patent rights worldwide.

Termination of Kineta’s current or any future license agreements would reduce or eliminate Kineta’s rights under these agreements and may result in Kineta having to negotiate new or reinstated agreements with less favorable terms or cause Kineta to lose its rights under these agreements, including Kineta’s rights to important intellectual property or technology. Any of the foregoing could prevent Kineta from commercializing its other product candidates, which could have a material adverse effect on Kineta’s operating results and overall financial condition.

In addition, intellectual property rights that Kineta may in-license in the future may be sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of Kineta’s licensors may therefore affect Kineta’s rights to use its sublicensed intellectual property, even if Kineta is in compliance with all of the obligations under its license agreements. Should Kineta’s licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to Kineta, or should such agreements be terminated or amended, Kineta’s ability to develop and commercialize its product candidates may be materially harmed.

Licensing of intellectual property is of critical importance to Kineta’s business and involves complex legal, business and scientific issues. If Kineta breaches its in-license agreements or any of the other agreements under which Kineta acquired, or will acquire, intellectual property rights covering Kineta’s product candidates, Kineta could lose the ability to continue the development and commercialization of the related product.

The licensing of intellectual property is of critical importance to Kineta’s business and to Kineta’s current and future product candidates, and Kineta expects to enter into additional such agreements in the future.

In particular, certain rights to the intellectual property covering Kineta’s product candidates are in-licensed from third parties. Kineta may acquire the rights to the intellectual property covering future product candidates from other third-party licensors.

If Kineta fails to meet its obligations under any of its in-license agreements, then the licensor may terminate the license agreement. If one of Kineta’s material in-license agreements is terminated, Kineta will lose the right to continue to develop and commercialize the product candidate(s) covered by such in-license agreement. While Kineta would expect to exercise all rights and remedies available to it, including seeking to cure any breach by Kineta, and otherwise seek to preserve Kineta’s rights under its in-license agreements, Kineta may not be able to do so in a timely manner, at an acceptable cost or at all.

In the future, Kineta may need to obtain additional licenses of third-party technology that may not be available to it or are available only on commercially unreasonable terms, and which may cause Kineta to operate its business in a more costly or otherwise adverse manner that was not anticipated.

Kineta currently owns or has the exclusive or non-exclusive rights to intellectual property directed to Kineta’s product candidates and other proprietary technologies, including Kineta’s development platform. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to Kineta’s business. From time to time, in order to avoid infringing these third-party patents, Kineta may be required to license technology from additional third parties to further develop or commercialize Kineta’s product candidates. Should Kineta be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell Kineta’s product candidates, such licenses may not be available to Kineta on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of Kineta’s product candidates could cause Kineta to abandon any related efforts, which could seriously harm Kineta’s business and operations.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights Kineta may consider attractive or necessary. These established companies may have a competitive advantage over Kineta due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Kineta to be a competitor may be unwilling to assign or license rights to Kineta. Even if Kineta is able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow Kineta’s competitors to access the same technologies licensed to Kineta.

Moreover, some of Kineta’s owned and in-licensed patents or patent applications or future patents may be co-owned with third parties. If Kineta is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including Kineta’s competitors, and Kineta’s competitors could market competing products and technology. In addition, Kineta may need the cooperation of any such co-owners of Kineta’s patents in order to enforce such patents against third parties, and such cooperation may not be provided to Kineta. Furthermore, Kineta’s owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on Kineta’s competitive position, business, financial conditions, results of operations and prospects.

If Kineta is sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay Kineta from developing or commercializing its product candidates.

Kineta’s commercial success depends, in part, on Kineta’s ability to develop, manufacture, market and sell its product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that Kineta has infringed, misappropriated or otherwise violated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in Kineta’s favor, is likely to divert significant resources from Kineta’s core business, including distracting Kineta’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of Kineta Common Stock. Such litigation or proceedings could substantially increase Kineta’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Kineta may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Kineta’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Kineta can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Kineta’s ability to compete in the marketplace. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target Kineta.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and Kineta may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to Kineta’s product candidates. Kineta cannot be certain that its product candidates and other proprietary technologies it may develop will not infringe existing or future patents owned by third parties. Third parties may assert infringement claims against Kineta based on existing or future intellectual property rights. If Kineta is found to infringe a third party’s intellectual property rights, Kineta could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing candidate product or product. Alternatively, Kineta may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing candidate product or product. However, Kineta may not be able to obtain any required license on commercially reasonable terms or at all. Even if Kineta were able to obtain a license, it could be non-exclusive, thereby giving Kineta’s competitors access to the same technologies licensed to Kineta. In addition, Kineta could be found liable for monetary damages, including treble damages and attorneys’ fees if Kineta is found to have willfully infringed a patent. A finding of infringement could prevent Kineta from commercializing its investigational products or force Kineta to cease some of its business operations, which could materially harm Kineta’s business. Claims that Kineta has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on Kineta’s business.

Kineta cannot guarantee that any of its or its licensors’ patent searches or analyses, including but not limited to the identification of relevant patents, analysis of the scope of relevant patent claims or determination of the expiration of relevant patents, are complete or thorough. Kineta may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which Kineta is developing its product candidates, might assert are infringed by Kineta’s current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover Kineta’s product candidates. It is also possible that patents owned by third parties of which Kineta is aware, but which Kineta does not believe are relevant to Kineta’s product candidates and other proprietary technologies Kineta may develop, could be found to be infringed by Kineta’s product candidate. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that Kineta’s product candidates may infringe. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Kineta’s product candidates or the use of Kineta’s product candidates. Kineta’s determination of the expiration date of any patent in the United States, Europe or elsewhere that Kineta considers relevant may be incorrect, which may negatively impact Kineta’s ability to develop and market its product candidates.

Kineta’s competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with Kineta’s ability to make, use and sell Kineta’s product candidates. The pharmaceutical and biotechnology industries have produced a considerable number of patents, and it may not always be clear to industry participants, including Kineta, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If Kineta were sued for patent infringement, it would need to demonstrate that its product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and Kineta may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents, and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if Kineta were successful in these proceedings, it may incur substantial costs and the time and attention of its management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on Kineta’s business and operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Kineta’s confidential information could be compromised by disclosure during litigation. In addition, Kineta may not have sufficient resources to bring these actions to a successful conclusion.

Kineta may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume Kineta’s time or other resources. Kineta may choose to challenge a third party’s patent in patent opposition proceedings in the European Patent Office (the “EPO”), or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume Kineta’s time or other resources. If Kineta fails to obtain a favorable result at the USPTO, the EPO or other patent office then Kineta may be exposed to litigation by a third party alleging that the patent may be infringed by Kineta’s product candidates or proprietary technologies.

Kineta may become involved in lawsuits to protect or enforce its patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors or other third parties may infringe Kineta’s patents, trademarks or other intellectual property. To counter infringement or unauthorized use, Kineta may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of Kineta’s management and scientific personnel. Kineta’s pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims Kineta asserts against perceived infringers could provoke these parties to assert counterclaims against Kineta alleging that Kineta infringes their patents, in addition to counterclaims asserting that Kineta’s patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of Kineta’s is invalid or unenforceable, in whole or in part, and that Kineta does not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that Kineta does not have the right to stop the other party from using the invention at issue on the grounds that Kineta’s patent claims do not cover the invention, or decide that the other party’s use of Kineta’s patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving Kineta’s patents could limit Kineta’s ability to assert its patents against those parties or other competitors and may curtail or preclude Kineta’s ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect Kineta’s competitive business position, business prospects and financial condition. Similarly, if Kineta asserts trademark infringement claims, a court may determine that the marks Kineta has asserted are invalid or unenforceable, or that the party against whom Kineta has asserted trademark infringement has superior rights to the marks in question. In this case, Kineta could ultimately be forced to cease use of such trademarks.

Even if Kineta establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Kineta’s confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of Kineta Common Stock. Moreover, Kineta cannot assure you that it will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if Kineta ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of Kineta’s management and scientific personnel could outweigh any benefit Kineta receives as a result of the proceedings.

Because of the expense and uncertainty of litigation, Kineta may not be in a position to enforce its intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, Kineta may conclude that even if a third party is infringing Kineta’s issued patent, any patents that may be issued as a result of Kineta’s pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of Kineta or its stockholders. In such cases, Kineta may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Kineta may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

Kineta employs and may employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including Kineta’s competitors or potential competitors. Although Kineta tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for Kineta, Kineta may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of Kineta’s employees’ former employers or other third parties. Kineta may also be subject to claims that former employers or other third parties have an ownership interest in Kineta’s future patents. Litigation may be necessary to defend against these claims. If Kineta fails in defending any such claims, in addition to paying monetary damages, Kineta may lose valuable intellectual property rights or personnel. There is no guarantee of success in defending these claims, and even if Kineta is successful, litigation could result in substantial cost and be a distraction to Kineta’s management and other employees.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing Kineta’s ability to protect its product candidates.

As is the case with other biopharmaceutical companies, Kineta’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish Kineta’s ability to protect its inventions, obtain, maintain and enforce its intellectual property rights and, more generally, could affect the value of its intellectual property or narrow the scope of Kineta’s owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of Kineta’s patent applications and the enforcement or defense of Kineta’s issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Kineta’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Kineta’s patent applications and the enforcement or defense of Kineta’s issued patents, all of which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before Kineta files an application covering the same invention, could therefore be awarded a patent covering an invention of Kineta’s even if Kineta had made the invention before it was made by such third party. This will require Kineta to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent Kineta from promptly filing patent applications on its inventions. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Kineta cannot be certain that it or its licensors were the first to either (i) file any patent application related to Kineta’s product candidates and other proprietary technologies Kineta may develop or (ii) invent any of the inventions claimed in Kineta’s or its licensor’s patents or patent applications. Even where Kineta has a valid and enforceable patent, Kineta may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before Kineta’s filing date. Thus the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Kineta’s patent applications and the enforcement or defense of Kineta’s issued patents, all of which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken Kineta’s ability to obtain new patents or to enforce Kineta’s existing patents and patents that Kineta might obtain in the future. For example, in the 2013 case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While Kineta does not believe that any of the patents owned or licensed by it will be found invalid based on this decision, Kineta cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of Kineta’s patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and Kineta’s patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse, including due to the effect of a pandemic or other public health crises on Kineta or its patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Kineta fails to maintain the patents and patent applications covering its product candidates, Kineta’s competitive position would be adversely affected.

Patent terms may be inadequate to protect Kineta’s competitive position on its product candidates for an adequate amount of time.

The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Even if Kineta or its licensors obtain patents covering Kineta’s product candidates, when the terms of all patents covering a product expire, Kineta’s business may become subject to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review and approval of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. As a result, Kineta’s owned and licensed patent portfolio may not provide Kineta with sufficient rights to exclude others from commercializing products similar or identical to Kineta’s.

If Kineta does not obtain patent term extension in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”) and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for its product candidates, Kineta’s business may be harmed.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of Kineta’s product candidates, one or more of Kineta’s U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act, which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In Europe, Kineta’s product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, Kineta may not receive an extension if it fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Even if Kineta is granted such extension, the duration of such extension may be less than Kineta’s request. If Kineta is unable to obtain a patent term extension, or if the term of any such extension is less than Kineta’s request, the period during which Kineta can enforce its patent rights for that product will be in effect shortened and Kineta’s competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.

Kineta enjoys only limited geographical protection with respect to certain patents and Kineta may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents covering Kineta’s product candidates in all countries throughout the world would be prohibitively expensive, and even in countries where Kineta has sought protection for its intellectual property, such protection can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. In-licensing patents covering Kineta’s product candidates in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. And in-licensing or filing, prosecuting and defending patents even in only those jurisdictions in which Kineta develops or commercializes its product candidates may be prohibitively expensive or impractical. Competitors may use Kineta’s and its licensors’ technologies in jurisdictions where Kineta has not obtained patent protection or licensed patents to develop their own products and, further, may export otherwise infringing products to territories where Kineta and its licensors have patent protection, but where enforcement is not as strong as that in the United States or Europe. These products may compete with Kineta’s product candidates, and Kineta or its licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending proprietary rights in such jurisdictions. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets or other forms of intellectual property, particularly those relating to biotechnology products, which could make it difficult for Kineta to prevent competitors in some jurisdictions from marketing competing products in violation of Kineta’s proprietary rights generally. Proceedings to enforce Kineta’s patent rights in foreign jurisdictions, whether or not successful, are likely to result in substantial costs and divert Kineta’s efforts and attention from other aspects of its business, and additionally could put at risk Kineta’s or its licensors’ patents of being invalidated or interpreted narrowly, could increase the risk of Kineta’s or its licensors’ patent applications not issuing, or could provoke third parties to assert claims against Kineta. Kineta may not prevail in any lawsuits that it initiates, while damages or other remedies may be awarded to the adverse party, which may be commercially significant. If Kineta prevails, damages or other remedies awarded to Kineta, if any, may not be commercially meaningful. Accordingly, Kineta’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Kineta develops or licenses. Furthermore, while Kineta intends to protect its intellectual property rights in its expected significant markets, Kineta cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which Kineta may wish to market its product candidates. Accordingly, Kineta’s efforts to protect its intellectual property rights in such countries may be inadequate, which may have an adverse effect on Kineta’s ability to successfully commercialize its product candidates in all of its expected significant foreign markets. If Kineta or its licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for Kineta’s business in such jurisdictions, the value of these rights may be diminished and Kineta may face additional competition in those jurisdictions.

In some jurisdictions including European countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Kineta or any of its licensors are forced to grant a license to third parties under patents relevant to Kineta’s business, or if Kineta or its licensors are prevented from enforcing patent rights against third parties, Kineta’s competitive position may be substantially impaired in such jurisdictions.

Kineta may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if Kineta is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to seeking patents for some of its technology and current product candidates or any future product candidates, Kineta may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. Elements of Kineta’s current product candidates or any future product candidates, including processes for their preparation and manufacture, as well as Kineta’s development platform, may involve proprietary know-how, information or technology that is not covered by patents, and thus for these aspects Kineta may consider trade secrets and know-how to be its primary intellectual property. Any disclosure, either intentional or unintentional, by Kineta’s employees, the employees of third parties with whom Kineta shares its facilities or third party consultants and vendors that Kineta engages to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of Kineta’s trade secrets or proprietary information could enable competitors to duplicate or surpass Kineta’s technological achievements, thus eroding Kineta’s competitive position in its market.

Trade secrets and know-how can be difficult to protect. Kineta requires its employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to Kineta any inventions generated in the course of their employment. Kineta enters into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how and information. Kineta further seeks to protect its potential trade secrets, proprietary know-how and information in part by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as Kineta’s corporate collaborators, outside scientific collaborators, CROs, CMOs, consultants, advisors and other third parties. With Kineta’s consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. Despite these efforts, any of these parties may breach the agreements and disclose

Kineta’s proprietary information, including Kineta’s trade secrets, and Kineta may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of Kineta’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Kineta would have no right to prevent them from using that technology or information to compete with Kineta. If any of Kineta’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, Kineta’s competitive position would be harmed.

Kineta may become subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

Kineta may be subject to claims that former employees, collaborators or other third parties have an interest in Kineta’s patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Kineta’s product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Kineta may enter into agreements to clarify the scope of its rights in such intellectual property. If Kineta fails in defending any such claims, in addition to paying monetary damages, Kineta may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Kineta’s business. Even if Kineta is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Kineta’s licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that Kineta’s licensors are not the sole and exclusive owners of the patents Kineta may in-license in the future. If other third parties have ownership rights or other rights to Kineta’s in-licensed patents, they may be able to license such patents to Kineta’s competitors, and Kineta’s competitors could market competing products and technology. This could have a material adverse effect on Kineta’s competitive position, business, financial conditions, results of operations and prospects.

In addition, while it is Kineta’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Kineta, Kineta may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Kineta regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Kineta may be forced to bring claims against third parties, or defend claims that they may bring against Kineta, to determine the ownership of what Kineta regards as its intellectual property. Such claims could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

If Kineta’s trademarks and trade names are not adequately protected, then Kineta may not be able to build name recognition in Kineta’s markets of interest and its business may be adversely affected.

Kineta’s current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. Kineta may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which Kineta needs for name recognition by potential partners or customers in Kineta’s markets of interest. During trademark registration proceedings, Kineta may receive rejections of its applications by the USPTO or in other foreign jurisdictions.

Although Kineta would be given an opportunity to respond to those rejections, Kineta may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Kineta’s trademarks, and Kineta’s trademarks may not survive such proceedings. If Kineta is unable to establish name recognition based on its trademarks and trade names, Kineta may not be able to compete effectively and Kineta’s business may be adversely affected. Kineta may license its trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how Kineta’s trademarks and trade names may be used, a breach of these agreements or misuse of Kineta’s trademarks and trade names by Kineta’s licensees may jeopardize Kineta’s rights in or diminish the goodwill associated with Kineta’s trademarks and trade names.

Moreover, any name Kineta has proposed to use with its product candidate in the United States must be approved by the FDA, regardless of whether Kineta has registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of Kineta’s proposed proprietary product names, Kineta may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to Kineta’s, thereby impeding Kineta’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Kineta’s registered or unregistered trademarks or trade names. If Kineta asserts trademark infringement claims, a court may determine that the marks Kineta has asserted are invalid or unenforceable, or that the party against whom Kineta has asserted trademark infringement has superior rights to the marks in question. In this case, Kineta could ultimately be forced to cease use of such trademarks.

Numerous factors may limit any potential competitive advantage provided by Kineta’s intellectual property rights.

The degree of future protection afforded by Kineta’s intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations and may not adequately protect Kineta’s business, provide a barrier to entry against Kineta’s competitors or potential competitors or permit Kineta to maintain its competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Kineta’s technology, Kineta may not be able to fully exercise or extract value from Kineta’s intellectual property rights. The factors that may limit any potential competitive advantage provided by Kineta’s intellectual property rights include:

•	pending patent applications that Kineta owns or licenses may not lead to issued patents;

•	patents, should they issue, that Kineta owns or licenses, may not provide Kineta with any competitive advantages, or may be challenged and held invalid or unenforceable;

•

others may be able to develop and/or practice technology that is similar to Kineta’s technology or aspects of Kineta’s technology but that is not covered by the claims of any of Kineta’s owned or in-licensed patents, should any such patents issue;

•	third parties may compete with Kineta in jurisdictions where Kineta does not pursue and obtain patent protection;

•	Kineta (or its licensors) might not have been the first to make the inventions covered by a pending patent application that Kineta owns or licenses;

•	Kineta (or its licensors) might not have been the first to file patent applications covering a particular invention;

•	others may independently develop similar or alternative technologies without infringing Kineta’s intellectual property rights;

•	Kineta may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

•

third parties may assert an ownership interest in Kineta’s intellectual property and, if successful, such disputes may preclude Kineta from exercising exclusive rights, or any rights at all, over that intellectual property;

•	Kineta may not be able to maintain the confidentiality of its trade secrets or other proprietary information;

•	Kineta may not develop or in-license additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on Kineta’s business.

Should any of these events occur, they could significantly harm Kineta’s business and results of operation.

General Risk Factors Related to Kineta

As a public company, Kineta has incurred, and will continue to incur, significant costs, and its management is required to devote substantial time to new compliance initiatives.

As a public company, Kineta has incurred and will continue to incur significant legal, accounting, compliance and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the SEC, have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which Kineta operate its business in ways Kineta cannot currently anticipate. Kineta’s management and other personnel are required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase Kineta’s legal and financial compliance costs and will make some activities more time-consuming and costlier.

Failure to build Kineta’s finance infrastructure and improve its accounting systems and controls could impair Kineta’s ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, Kineta operates in an increasingly demanding regulatory environment, which requires Kineta to comply with the Sarbanes-Oxley Act, the regulations of the OTC, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for Kineta to produce reliable financial reports and are important to help prevent financial fraud. Kineta performed testing of its internal controls over financial reporting for the year ended December 31, 2024, as required by Section 404 of the Sarbanes-Oxley Act. However, due to the material weakness identified during the 2024 audit and the previously identified material weaknesses which have not been remediated as of December 31, 2024, Kineta concluded that its internal controls over financial reporting was not effective for the year ended December 31, 2024.

Kineta anticipates that the process of remediating the before mentioned material weaknesses in its internal control over financial reporting and building its accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. Kineta expects that it will need to implement a new internal system to combine and streamline the management of its financial, accounting, human resources and other functions. However, such a system would likely require Kineta to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect Kineta’s controls and harm Kineta’s business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, Kineta may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of Kineta’s financial statements. Kineta’s internal control over financial reporting will not prevent or detect all errors and all fraud.

If Kineta is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if Kineta is unable to maintain proper and effective internal controls, Kineta may not be able to produce timely and accurate financial statements. If Kineta cannot provide reliable financial reports or prevent fraud, its business and results of operations could be harmed, investors could lose confidence in Kineta’s reported financial information and Kineta could be subject to sanctions or investigations by the OTC, the SEC or other regulatory authorities.

Kineta’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Kineta is subject to the periodic reporting requirements of the Exchange Act. Kineta designed its disclosure controls and procedures to reasonably assure that information Kineta must disclose in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Kineta believes that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, Kineta’s directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing Kineta to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Kineta’s control system, misstatements due to error or fraud may occur and not be detected.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect Kineta’s reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect Kineta’s reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, Kineta may be required to make changes in its accounting policies. Those changes could affect Kineta’s financial condition and results of operations or the way in which such financial condition and results of operations are reported. Kineta intends to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities.

Changes in tax laws or regulations that are applied adversely to Kineta or its customers may have a material adverse effect on Kineta’s business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect Kineta’s business operations and financial performance. For instance, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations for tax years beginning after December 31, 2022 and a 1% excise tax on certain corporate stock repurchases made after December 31, 2022. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to Kineta. For example, the TCJA enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the TCJA may affect Kineta, and certain aspects of the TCJA could be repealed or modified in future legislation. For example, the Coronavirus Aid, Relief, and Economic Security Act modified certain provisions of the TCJA. In addition, it is uncertain if and to what extent various states will conform to the TCJA or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to Kineta’s operations, the taxation of foreign earnings, and the deductibility of expenses under the TCJA or future reform legislation could have a material impact on the value of Kineta’s deferred tax assets, could result in significant one-time charges, and could increase Kineta’s future U.S. tax expense.

In addition, the presidential and congressional elections in the United States could also result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting Kineta and its business. For example, the United States government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear.

Unstable market and economic conditions may have serious adverse consequences on Kineta’s business, financial condition and stock price.

As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Kineta’s general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Kineta’s growth strategy, financial performance and stock price and could require Kineta to delay or abandon clinical development plans. In addition, there is a risk that one or more of Kineta’s current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect Kineta’s ability to attain its operating goals on schedule and on budget.

Geopolitical developments, such as the Russian invasion of Ukraine, the conflict in Israel and the Gaza Strip or deterioration in the bilateral relationship between the United States and China, may impact government spending, international trade and market stability, and cause weaker macro-economic conditions. The impact of these developments, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets, which in turn could adversely impact Kineta’s operations and weaken its financial results. Certain political developments may also lead to uncertainty to regulations and rules that may materially affect Kineta’s business.

In addition, under the current U.S. administration, there is significant and increasing uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. On April 9, 2025, President Trump announced a pause to previously announced tariffs on most countries for 90 days. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. Changes in laws or policies governing the terms of trade could have a material adverse effect on our business and financial results.

Kineta’s internal information technology systems, or those of Kineta’s third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data and other disruptions, which could result in a material disruption of Kineta’s product candidates’ development programs, compromise sensitive information related to Kineta’s business or prevent Kineta from accessing critical information, potentially exposing Kineta to liability or otherwise adversely affecting Kineta’s business.

Kineta is increasingly dependent upon information technology systems, infrastructure and data to operate its business. In the ordinary course of business, Kineta collects, stores and transmits confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that Kineta does so in a secure manner to maintain the confidentiality and integrity of such confidential information. Kineta has also outsourced elements of its operations to third parties, and as a result Kineta manages a number of third-party contractors who have access to Kineta’s confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, Kineta’s internal information technology systems and those of its third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by Kineta’s employees, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, extortion, account takeover attacks, degradation of service attacks, denial-of-service attacks, “phishing,” or social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise Kineta’s system infrastructure or lead to data leakage. Kineta has technology security initiatives and disaster recovery plans in place to mitigate its risk to these vulnerabilities, but these measures may not be adequately designed or implemented to ensure that Kineta’s operations are not disrupted or that data security breaches do not occur. To the extent that any disruption or security breach were to result in a loss of, or damage to, Kineta’s data or applications, or inappropriate disclosure of confidential or proprietary information, Kineta could incur liability and reputational damage.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks which may remain undetected until after they occur. Kineta cannot assure you that its data protection efforts and its investment in information technology will prevent significant breakdowns, data leakages, breaches in Kineta’s systems or other cyber incidents that could have a material adverse effect upon Kineta’s reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in Kineta’s operations, it could result in a material disruption of Kineta’s programs and the development of its product candidates could be delayed. In addition, the loss of clinical trial data for Kineta’s product candidates could result in delays in Kineta’s marketing approval efforts and significantly increase Kineta’s costs to recover or reproduce the data. Furthermore, significant disruptions of Kineta’s internal information technology systems or security breaches could result in the loss, misappropriation and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to Kineta. Like all businesses, Kineta may be increasingly subject to ransomware or other malware that could significantly disrupt its business operations, or disable or interfere with necessary access to essential data or processes. Numerous recent attacks of this nature have also involved exfiltration and disclosure of sensitive or confidential personal or proprietary information, or intellectual property, when victim companies have not paid the cyber criminals substantial ransom payments. For example, any such event that leads to unauthorized access, use, disclosure, unavailability or compromised integrity of personal or other sensitive or essential information, including personal information regarding Kineta’s clinical trial subjects or employees, could harm Kineta’s reputation directly, compel Kineta to comply with federal and/or state breach notification laws and foreign law equivalents, subject Kineta to mandatory corrective action, increase the costs Kineta incurs to protect against such information security breaches, such as increased investment in technology, render key personnel unable to perform duties or communicate throughout the organization and otherwise subject Kineta to fines and other liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on Kineta’s business.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. Kineta also cannot be certain that its existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

Kineta’s operations as a global company subject it to various risks, and Kineta’s failure to manage these risks could adversely affect its business, results of operations, cash flows, financial condition and/or prospects.

Kineta faces significant operational risks as a result of doing business globally, such as:

•	fluctuations in currency exchange rates;

•

potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to Kineta’s corporate structure and potential restrictions on the repatriation of earnings;

•	export restrictions, trade regulations and foreign tax laws;

•	customs clearance and shipping delays;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks are realized, it could have a material adverse effect on Kineta’s business, results of operations, cash flows, financial condition and/or prospects.

Kineta or the third parties upon whom it depends may be adversely affected by earthquakes, fires or other natural disasters and Kineta’s business continuity and disaster recovery plans may not adequately protect Kineta from a serious disaster.

If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond Kineta’s control prevent it from using all or a significant portion of its headquarters or other facilities, it may be difficult or, in certain cases, impossible for Kineta to continue its business for a substantial period of time. Kineta does not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of Kineta’s internal or third-party service provider disaster recovery and business continuity plans, which could have a material adverse effect on Kineta’s business. In addition, the long-term effects of climate change on general economic conditions and the pharmaceutical manufacturing and distribution industry in particular are unclear, and changes in the supply, demand or available sources of energy and the regulatory and other costs associated with energy production and delivery may affect the availability or cost of goods and services, including raw materials and other natural resources, necessary to run Kineta’s business. Furthermore, certain parties in Kineta’s supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect Kineta’s supply chain, it could have a material adverse effect on Kineta’s ability to conduct its clinical trials, its development plans and business.

Kineta is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. Kineta can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations (collectively, “Trade Laws”) prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. Kineta has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. Kineta also expects to continue its non-U.S. activities, which may increase over time. Kineta expects to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. Kineta can be held liable for the corrupt or other illegal activities of its personnel, agents, or partners, even if Kineta does not explicitly authorize or have prior knowledge of such activities.

If Kineta or any CMOs and suppliers Kineta engages fail to comply with environmental, health and safety laws and regulations, Kineta could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Kineta’s business.

Kineta and any CMOs and suppliers it engages are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Kineta’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Kineta’s operations also produce hazardous waste. Kineta generally contracts with third parties for the disposal of these materials and wastes. Kineta cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Kineta’s use of hazardous materials, Kineta could be held liable for any resulting damages, and any liability could exceed Kineta’s resources. Under certain environmental laws, Kineta could be held responsible for costs relating to any contamination at third-party facilities. Kineta could also incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair Kineta’s research and product development efforts. In addition, Kineta cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although Kineta maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Kineta does not carry specific biological or hazardous waste insurance coverage, and Kineta’s property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, Kineta could be held liable for damages or be penalized with fines in an amount exceeding its resources, and Kineta’s clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

In addition, Kineta may incur substantial costs in order to comply with current or future environmental, health and safety laws, regulations and permitting requirements. These current or future laws, regulations and permitting requirements may impair Kineta’s research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions or business disruption, which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

Any third-party CMOs and suppliers Kineta engages will also be subject to these and other environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on Kineta’s business, financial condition, results of operations and prospects.

Risks Relating to Kineta’s Common Stock

The price of Kineta Common Stock may be volatile or may decline regardless of its operating performance.

The trading price of the common stock will be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond Kineta’s control. These factors include:

•	actual or anticipated fluctuations in operating results;

•	failure to meet or exceed financial estimates and projections of the investment community or that Kineta provides to the public;

•	issuance of new or updated research or reports by securities analysts or changed recommendations for the industry in general;

•	announcements of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	operating and share price performance of other companies in the industry or related markets;

•	the timing and magnitude of investments in the growth of the business;

•	actual or anticipated changes in laws and regulations;

•	additions or departures of key management or other personnel;

•	increased labor costs;

•	disputes or other developments related to intellectual property or other proprietary rights, including litigation;

•	the ability to market new and enhanced solutions on a timely basis;

•	sales of substantial amounts of common stock by Kineta’s directors, executive officers or significant stockholders or the perception that such sales could occur;

•	changes in capital structure, including future issuances of securities or the incurrence of debt; and

•	general economic, political and market conditions.

In addition, the stock market in general, and the stock prices of bio-pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of common stock, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Kineta does not intend to pay cash dividends in the foreseeable future.

Kineta currently intends to retain any future earnings to fund the growth of its business. Any determination to pay dividends in the future will be at the discretion of the Kineta Board of Directors and will depend on Kineta’s financial condition, operating results, capital requirements, general business conditions and other factors that the Kineta Board of Directors may deem relevant. As a result, capital appreciation, if any, of Kineta Common Stock will be the sole source of gain for the foreseeable future.

Kineta’s amended and restated bylaws contain exclusive forum provisions, which may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable and may discourage lawsuits with respect to such claims.

Kineta’s fourth amended and restated bylaws provide that, unless Kineta consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on Kineta’s behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Kineta’s current or former directors, officers or other employees to Kineta or its stockholders; (3) any action or proceeding asserting a claim against Kineta or any of its current or former directors, officers, employees arising out of or pursuant to any provision of the DGCL, Kineta’s amended and restated certificate of incorporation or Kineta’s amended and restated bylaws (each as may be amended from time to time); (4) any action or proceeding to interpret, apply, enforce or determine the validity of Kineta’s amended and restated certificate of incorporation or Kineta’s amended and restated bylaws (including any right, obligation, or remedy thereunder); (5) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (6) any action or proceeding asserting a claim against Kineta or any director, officer or other employee, governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act, the Exchange Act or for which the federal courts have exclusive jurisdiction.

Kineta’s fourth amended and restated bylaws further provide that, unless Kineta consents in writing to an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, Kineta’s fourth amended and restated bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in shares of Kineta’s capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing the claims identified above, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and the Federal Forum Provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Kineta or its directors, officers or other employees, which may discourage such lawsuits against Kineta and its directors, officers and other employees. Alternatively, if a court were to find the Delaware Forum Provision and the Federal Forum Provision to be inapplicable or unenforceable in an action, Kineta may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Kineta’s business and financial condition. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Kineta than its stockholders.

Kineta may issue a substantial number of additional shares of common stock under an employee incentive plan. Any such issuances would dilute the interest of Kineta’s stockholders and likely present other risks.

Kineta may issue additional shares of common stock under an employee incentive plan. The issuance of additional common stock:

•	may significantly dilute the equity interests of Kineta’s investors;

•

could cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, Kineta’s ability to use its NOL carry forwards, if any, and could result in the resignation or removal of Kineta’s present officers and directors; and

•	may adversely affect prevailing market prices for the common stock.

Kineta Common Stock trades on an over-the-counter market, which has adversely affected its stock price and the liquidity of its stock and could impact its ability to obtain financing could be impaired.

Kineta’s common stock was suspended from trading on The Nasdaq Capital Market at the opening of business on September 19, 2024 and delisted from Nasdaq effective as of October 25, 2024. Since September 19, 2024, Kineta Common Stock has been trading on the OTC Pink Market under the symbol “KANT.” Such market is currently the only trading market for Kineta Common Stock, which subjects Kineta and its stockholders to certain significant risks including:

•	limited availability of market quotations for Kineta Common Stock;

•	reduced liquidity for Kineta Common Stock, including reduced availability of buyers or sellers of Kineta Common Stock;

•	limited amount of news and analyst coverage or no coverage at all;

•	decreased ability to issue additional securities or obtain additional financing in the future; and

•	Kineta Common Stock is no longer a “covered security” under the National Securities Markets Improvement Act of 1996, and therefore subject to regulation in each state in which Kineta offer securities.

Kineta can provide no assurance that its common stock will continue to trade on this market or any other market, whether broker-dealers will continue to provide public quotes of Kineta Common Stock on this market, whether the trading volume of Kineta Common Stock will be sufficient to provide for an efficient trading market or whether quotes for Kineta Common Stock will continue on this market in the future, which could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell Kineta Common Stock. The ability of Kineta’s investors to access the capital markets may be severely limited or eliminated.

Because of the trading volatility often associated with low-priced stocks not listed on a national securities exchange, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

In addition, the National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Kineta Common Stock is not listed on The Nasdaq Capital Market, Kineta Common Stock is not a covered security, and therefore, Kineta is subject to regulation in each state in which Kineta offers its securities. Accordingly, the types of financings that Kineta may engage in are limited.

As a public company and notwithstanding the delisting of Kineta Common Stock from The Nasdaq Capital Market, Kineta continues to incur significant legal, accounting and other expenses and Kineta is required to bear all of the internal and external costs of preparing filings in compliance with its obligations under the securities laws.

Kineta Common Stock is subject to the “penny stock” rules of the SEC and the trading market in the securities is limited, which makes transactions in the stock cumbersome and may reduce the value of an investment in the stock.

Rule 15g-9 under the Exchange Act, establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our common stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of Kineta Common Stock.

Sales of a substantial number of shares of Kineta Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of Kineta Common Stock and may make it more difficult for you to sell your shares of Kineta Common Stock at a time and price that you deem appropriate. Kineta is unable to predict what effect, if any, sales of its shares in the public market or the availability of shares for sale will have on the market price of its common stock. Moreover, as restrictions on resale end, the market price of Kineta’s shares of common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Kineta could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Kineta because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If Kineta faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm Kineta’s business.

If securities or industry analysts do not publish or cease publishing research or reports about Kineta, its business or its market, or if they change their recommendations regarding the common stock adversely, the price and trading volume of the common stock could decline.

The trading market for the common stock will be influenced by the research and reports that industry or securities analysts may publish about Kineta, its business, its market or its competitors. If any of the analysts who may cover Kineta change their recommendation regarding the common stock adversely, or provide more favorable relative recommendations about its competitors, the price of the common stock would likely decline. If any analyst who may cover Kineta were to cease their coverage or fail to regularly publish reports on Kineta, we could lose visibility in the financial markets, which could cause the stock price or trading volume of Kineta securities to decline.

THE PARTIES TO THE MERGERS

TuHURA Biosciences, Inc.

10500 University Center Dr., Suite 110

Tampa, Florida 33612

(813)-875-6600

TuHURA Biosciences, Inc. is a Phase 3 registration-stage immuno-oncology company developing novel technologies to overcome resistance to cancer immunotherapy. TuHURA’s lead innate immune response agonist candidate, IFx-2.0, is designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) in first line treatment for advanced or metastatic Merkel cell carcinoma.

In addition to its innate immune response agonist candidates, TuHURA is leveraging its Delta receptor technology to develop first-in-class bi-specific ADCs, and APCs targeting Myeloid Derived Suppressor Cells to inhibit their immune suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

TuHURA Common Stock is listed on the Nasdaq under the ticker symbol “HURA.” For more information about TuHURA, please visit TuHURA’s website at http://www.TuHURA.com. The information contained on TuHURA’s website or accessible through it does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC.

Hura Merger Sub I, Inc.

c/o TuHURA, Inc.

10500 University Center Dr., Suite 110

Tampa, Florida 33612

(813)-875-6600

Hura Merger Sub I, a Delaware corporation and a wholly-owned subsidiary of TuHURA, was formed solely for the purpose of facilitating the Mergers. Merger Sub I has not conducted any material business prior to the date of the Merger Agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred in connection with the Merger Agreement. By operation of the Mergers, Merger Sub I will be merged with and into Kineta, with Kineta being the surviving corporation of the First Merger, also known as the Surviving Entity.

Hura Merger Sub II, LLC

c/o TuHURA, Inc.

10500 University Center Dr., Suite 110

Tampa, Florida 33612

(813)-875-6600

Hura Merger Sub II, LLC, a Delaware LLC and a wholly-owned subsidiary of TuHURA, was formed solely for the purpose of facilitating the Mergers. Merger Sub II has not conducted any material business prior to the date of the Merger Agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred in connection with the Merger Agreement. By operation of the Mergers, the Surviving Entity will merge with and into Merger Sub II, with Merger Sub II being the surviving company of the Second Merger, also known as the Surviving Company.

Merger Sub II is an entity disregarded as separate from its owner, TuHURA, for U.S. federal income tax purposes, and no election has been made to treat Merger Sub II as anything other than an entity disregarded as separate from its owner for U.S. federal income tax purposes.

TuHURA is the sole and only stockholder and/or member (both beneficially and of record) of each of the Merger Subs.

Kineta, Inc.

7683 SE 27th Street, Suite 481

Mercer Island, Washington 98040

(206) 378-0400

Kineta, Inc. is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity and is focused on discovering and developing potentially differentiated immunotherapies that address the major challenges with current cancer therapy. Kineta’s immuno-oncology pipeline includes KVA12123, a novel VISTA blocking immunotherapy currently in a Phase 1/2 clinical trial in patients with advanced solid tumors, and a preclinical monoclonal antibody targeting CD27.

Through the combination of unique epitope binding and an optimized IgG1 Fc region, KVA12123 has demonstrated strong tumor growth inhibition as both a monotherapy and in combination with other checkpoint inhibitors in preclinical models. KVA12123 provides a novel approach to address immune suppression in the tumor microenvironment with a mechanism of action that is differentiated and complementary with T cell focused therapies. KVA12123 may be an effective immunotherapy for many types of cancer including non-small cell lung (NSCLC), colorectal, renal cell carcinoma, head and neck, and ovarian cancer.

Kineta Common Stock is listed on the OTC under the ticker symbol “KANT.” For more information on Kineta, please visit www.kinetabio.com. The information contained on Kineta’s website or accessible through it does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC.

THE TUHURA SPECIAL MEETING

IN LIEU OF ANNUAL MEETING

This joint proxy statement/prospectus is first being mailed on or about [●], 2025 and constitutes notice of the TuHURA special meeting in conformity with the requirements of applicable chapters of the Nevada Revised Statutes and the TuHURA Bylaws.

This joint proxy statement/prospectus is being provided to TuHURA stockholders as part of a solicitation of proxies by the TuHURA Board of Directors for use at the TuHURA special meeting and at any adjournments or postponements of the TuHURA special meeting. TuHURA stockholders are encouraged to read the entire document carefully, including the annexes and exhibits to this joint proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the transactions contemplated by the Merger Agreement.

Date, Time and Place of the TuHURA Special Meeting

The TuHURA special meeting will be held virtually via the Internet on [●], 2025, at [●] a.m., Eastern Time. The TuHURA special meeting will be held in a virtual-only format conducted via live audio webcast. Only holders of TuHURA Common Stock as of the close of business on the Record Date are entitled to receive notice of, and vote at, the TuHURA special meeting via the TuHURA special meeting website or any adjournment or postponement thereof. TuHURA stockholders will be able to attend the TuHURA special meeting via the TuHURA special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the TuHURA special meeting website at [●]. TuHURA stockholders will need the control number found on their proxy card or voting instruction form in order to access the TuHURA special meeting website.

Matters to Be Considered at the TuHURA Special Meeting

At the TuHURA special meeting, you will be asked to consider and vote on the following proposals:

•	to approve the Authorized Share Increase Proposal;

•	to approve the Delaware Conversion Proposal; and

•	to approve the director nominees as described in the Director Election Proposal;

•	to approve, on an advisory basis, the Executive Compensation Proposal;

•	to approve, on an advisory basis, the Auditor Ratification Proposal; and

•	to approve the TuHURA Adjournment Proposal.

Recommendation of the TuHURA Board of Directors

The TuHURA Board of Directors unanimously recommends that TuHURA stockholders vote:

•	Proposal 1: “FOR” the Authorized Share Increase Proposal;

•	Proposal 2: “FOR” the Delaware Conversion Proposal;

•	Proposal 3: “FOR” the director nominees as described in the Director Election Proposal;

•	Proposal 4: “FOR” the Executive Compensation Proposal;

•	Proposal 5: “FOR” the Auditor Ratification Proposal; and

•	Proposal 6: “FOR” the TuHURA Adjournment Proposal.

After careful consideration, the TuHURA Board of Directors unanimously (i) determined that the Merger Agreement and the Mergers are advisable, fair to and in the best interests of TuHURA and its stockholders;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Authorized Share Increase, each on the terms and subject to the conditions set forth in the Merger Agreement; and (iii) recommended that TuHURA stockholders approve of the Authorized Share Increase Proposal. See also the section entitled “The Mergers—Recommendation of the TuHURA Board of Directors; TuHURA’s Reasons for the Mergers”.

Record Date for the TuHURA Special Meeting and Voting Rights

The Record Date to determine who is entitled to receive notice of and to vote at the TuHURA special meeting or any adjournments or postponements thereof is [●], 2025. As of the close of business on [●], 2025, the latest practicable date before the date of this joint proxy statement/prospectus, there were [●] shares of TuHURA Common Stock issued and outstanding and entitled to vote at the TuHURA special meeting. Each TuHURA stockholder is entitled to one vote for any matter properly brought before the TuHURA special meeting for each share of TuHURA Common Stock such holder owned at the close of business on the Record Date. Only TuHURA stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the TuHURA special meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of stockholders is necessary to conduct the TuHURA special meeting. The holders of at least one-third (1/3) of the voting power of the capital stock issued and outstanding and entitled to vote at the TuHURA special meeting must be present or represented at the TuHURA special meeting by proxy in order to constitute a quorum. Shares of TuHURA Common Stock represented at the TuHURA special meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes, will be counted for purposes of determining a quorum. If a quorum is not present, the TuHURA special meeting will be postponed or adjourned until the holders of the number of shares of TuHURA Common Stock required to constitute a quorum attend.

Under the New York Stock Exchange (“NYSE”) rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Generally, a broker non-vote occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the NYSE rules, “non-routine” matters include the Authorized Share Increase Proposal (TuHURA Proposal 1), the Delaware Conversion Proposal (TuHURA Proposal 2), the Director Election Proposal (TuHURA Proposal 3), the Executive Compensation Proposal (TuHURA Proposal 4) and the TuHURA Adjournment Proposal (TuHURA Proposal 6). TuHURA expects that the Auditor Ratification Proposal (TuHURA Proposal 5) will be considered a “routine” matter to be voted on at the TuHURA special meeting, meaning, that if you hold your shares in street name and do not provide voting instructions to your brokerage firm, your brokerage firm may still be able to vote your shares with respect to such proposals. If you hold your shares of TuHURA Common Stock in “street name,” your shares will not be represented and will not be voted on any “non-routine” matter (TuHURA Proposals, 1, 2, 3, 4 and 6) unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Other than the Auditor Ratification Proposal, the NYSE rules governing brokers’ discretionary authority will not permit brokers to exercise discretionary authority regarding any of the other proposals to be voted on at the TuHURA special meeting.

Proposal		Votes Necessary
Proposal 1	Authorized Share Increase Proposal	Approval requires the affirmative vote of holders of a majority of the total voting shares outstanding. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the Authorized Share Increase Proposal.

Proposal 2	Delaware Conversion Proposal	Approval requires the affirmative vote of holders of a majority of the total voting shares outstanding. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the Authorized Share Increase Proposal.

Proposal 3	Director Election Proposal	Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The director nominees receiving the highest number of affirmative votes will be elected (up to the total number of directors to be elected). Withheld votes and broker non-votes will not be treated as a vote for or against any particular director nominee and will not affect the outcome of the election.

Proposal 4	Executive Compensation Proposal	Approval on a non-binding advisory basis of TuHURA’s executive compensation requires the affirmative vote of the holders of a majority of votes cast meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Executive Compensation Proposal.

Proposal 5	Auditor Ratification Proposal	Approval requires the affirmative vote of a majority of votes cast by the stockholders at the TuHURA special meeting (meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Auditor Ratification Proposal.

Proposal 6	TuHURA Adjournment Proposal	Approval requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the TuHURA special meeting (meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the TuHURA Adjournment Proposal

Shares and Voting of TuHURA’s Directors and Executive Officers

As of [●], 2025, the latest practicable date before the date of this joint proxy statement/prospectus, TuHURA directors and executive officers, and their affiliates, as a group, owned and were entitled to vote [●] shares of TuHURA Common Stock, collectively representing approximately [●]% of the total outstanding shares of TuHURA Common Stock. As described in this joint proxy statement/prospectus, all of the directors and certain officers of TuHURA entered into support agreements with TuHURA and Kineta whereby such stockholders agreed to vote all of their shares of TuHURA Common Stock in favor of approving the Authorized Share Increase Proposal and the TuHURA Adjournment Proposal.

Methods of Voting

If you are a stockholder of record, you may vote by proxy through the Internet, by telephone or by mail, or by voting at the TuHURA special meeting via the TUHURA special meeting website. For shares held through a bank, broker or other nominee in “street name” instead of as a registered holder, you may vote by submitting your voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail as indicated below. Please refer to the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee, your shares of TuHURA Common Stock will not be voted on any proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the TuHURA special meeting; see the section entitled “The TuHURA special meeting—Quorum; Abstentions and Broker Non-Votes”.

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By the Internet: If you are a stockholder of record, you can vote at [●] and follow the instructions, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

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By Telephone: If you are a stockholder of record, you can vote using a touch-tone telephone by calling [●] and follow the recorded instructions, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

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By Mail: If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the paper proxy card or voting instruction form sent to you in the envelope provided to you with your proxy materials or voting instruction form.

Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the TuHURA special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by 11:59 p.m., Eastern Time, on [●], 2025. To reduce administrative costs and help the environment by conserving natural resources, TuHURA asks that you vote through the Internet or by telephone, both of which are available 24 hours a day.

Notwithstanding the above, if you hold your shares in “street name” and you submit voting instructions to your bank, broker or other nominee, your instructions must be received by the bank, broker or other nominee before the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions.

If you deliver a proxy pursuant to this joint proxy statement/prospectus, but do not specify a choice with respect to any proposal set forth in this joint proxy statement/prospectus, your underlying shares of TuHURA Common Stock will be voted on such uninstructed proposal in accordance with the recommendation of the TuHURA Board of Directors. TuHURA does not expect that any matter other than the proposals listed above will be brought before the TuHURA special meeting and the TuHURA Bylaws provide that the only business that may be conducted at the TuHURA special meeting are those proposals brought before the meeting pursuant to this joint proxy statement/prospectus.

Revocability of Proxies

Any stockholder giving a proxy has the right to revoke it, including any proxy card you may have previously submitted, before the proxy is voted at the TuHURA special meeting by any of the following actions:

•	sending a signed written notice of revocation to TuHURA’s corporate secretary;

•	voting again by the Internet or telephone at a later time before the closing of the voting facilities at 11:59 p.m., Eastern Time, on the date before the TuHURA special meeting;

•	submitting a properly signed proxy card with a later date; or

•	attending virtually and voting at the TuHURA special meeting via the TuHURA special meeting website.

Attendance virtually at the TuHURA special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by TuHURA after the vote will not affect the vote. TuHURA’s corporate secretary’s mailing address is: 10500 University Center Drive, Suite 110, Tampa, Florida 33612,

Attention: Corporate Secretary. If the TuHURA special meeting is postponed or adjourned, it will not affect the ability of holders of TuHURA Common Stock of record as of the Record Date to exercise their voting rights or to revoke any previously granted proxy using the methods described above; however, if a new Record Date is set for an adjourned meeting, a new quorum will be required to be established.

Proxy Solicitation Costs

TuHURA is soliciting proxies to provide an opportunity to all TuHURA stockholders to vote on agenda items, whether or not the stockholders are able to attend the TuHURA special meeting or an adjournment or postponement thereof. TuHURA will bear the entire cost of soliciting proxies from TuHURA stockholders. In addition to the solicitation of proxies by mail, TuHURA will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of TuHURA Common Stock and secure their voting instructions, if necessary. TuHURA may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

Proxies may be solicited on behalf of TuHURA or by TuHURA directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the internet or other means of communication, including electronic communication. TuHURA directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.

Attending the TuHURA Special Meeting

The TuHURA special meeting may be accessed via the TuHURA special meeting website, where TuHURA stockholders will be able to listen to the TuHURA special meeting, submit questions and vote online.

You are entitled to attend the TuHURA special meeting via the TuHURA special meeting website only if you were a stockholder of record as of the close of business on the Record Date, or you held your shares beneficially in the name of a bank, broker, trustee or other nominee as of the Record Date, or you hold a valid proxy for the TuHURA special meeting. If you were a stockholder of record at the close of business on the Record Date and wish to attend the TuHURA special meeting via the TuHURA special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of TuHURA Common Stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.

You may submit questions during the live audio webcast of the TuHURA special meeting via the TuHURA special meeting website. To ensure the TuHURA special meeting is conducted in a manner that is fair to all stockholders, TuHURA may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. TuHURA reserves the right to edit or reject questions it deems inappropriate, redundant or not relevant to the TuHURA special meeting’s limited purpose.

Technical assistance will be available for stockholders who experience an issue accessing the TuHURA special meeting. Contact information for technical support will appear on the TuHURA special meeting website before the start of the TuHURA special meeting.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to TuHURA Biosciences, Inc., 10500 University Center Drive, Suite 110, Tampa, Florida 33612, Attention: Corporate Secretary or email us at tuhura@jtcir.com.

Tabulation of Votes

The TuHURA Board of Directors will appoint an independent inspector of election for special meeting. The inspector of election will, among other matters, determine the number of shares of TuHURA Common Stock represented at the TuHURA special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to TuHURA stockholders.

Adjournments

If a quorum is present at the TuHURA special meeting but there are not sufficient votes at the time of the TuHURA special meeting to approve the Authorized Share Increase Proposal, then TuHURA stockholders may be asked to vote on the TuHURA Adjournment Proposal.

At any subsequent reconvening of the TuHURA special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the TuHURA special meeting, except for any proxies that have been effectively revoked or withdrawn before the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the TuHURA special meeting, please contact TuHURA at (813) 875-6600 or write to TuHURA Biosciences, Inc., Attn: Investor Relations, 10500 University Center Drive, Suite 110, Tampa, Florida 33612.

TUHURA STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. IN PARTICULAR, TUHURA STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

TUHURA PROPOSAL 1: APPROVAL OF THE AUTHORIZED SHARE INCREASE

This joint proxy statement/prospectus is being furnished to you as a stockholder of TuHURA as part of the solicitation of proxies by the TuHURA Board of Directors for use at the TuHURA special meeting to consider and vote upon a proposal to amend the TuHURA Charter to increase the authorized shares of TuHURA Common Stock from 75 million shares to 200 million shares to be effected at such time and date as determined by the TuHURA Board of Directors in its sole discretion.

In order to effectuate the Mergers and the Concurrent Investment and have sufficient shares of TuHURA Common Stock reserved for future issuance, including in connection with TuHURA’s equity plans, the TuHURA Board of Directors believes that it is necessary and in the best interests of TuHURA and its stockholders to amend the TuHURA Charter to increase the number of authorized shares of TuHURA Common Stock. Upon consultation with management, the TuHURA Board of Directors unanimously approved, and unanimously recommends for stockholder approval, the Authorized Share Increase Proposal to increase to the number of authorized shares of TuHURA Common Stock from 75 million shares to 200 million shares of TuHURA Common Stock. As of the Record Date, there were (i) [●] shares of TuHURA Common Stock outstanding, (ii) [●] shares of TuHURA Common Stock reserved for future issuance upon exercise of warrants currently outstanding, (iii) [●] shares of TuHURA Common Stock reserved for future issuance related to the settlement of outstanding restricted stock units and the exercise of options, (iv) 1,539,918 shares of TuHURA Common Stock reserved for future issuance if the conditions set forth in the Contingent Value Rights Agreement with Equiniti Trust Company, LLC, dated as of October 18, 2024, are met and (v) [●] shares of TuHURA Common Stock reserved for future grants under its equity incentive plans. The additional shares of TuHURA Common Stock to be authorized by adoption of the amendment would have the rights set forth in the TuHURA Charter. If the Authorized Share Increase Proposal is approved, it will become effective upon the filing of the Certificate of Amendment with the Nevada Secretary of State. The TuHURA Board of Directors will have sole discretion as to the timing and date of such filing.

The description of the Certificate of Amendment should be read in conjunction with and is qualified in its entirety by reference to the text of the proposed Certificate of Amendment attached to this proxy statement as Annex C.

Purpose of the Proposal

The approval of the Authorized Share Increase Proposal is a condition precedent for the consummation of the Mergers and important for TuHURA’s ongoing business. The TuHURA Board of Directors also believes it would be prudent and advisable to have additional flexibility regarding the potential use of shares of TuHURA Common Stock for business and financial purposes in the future. Having an increased number of authorized but unissued shares of TuHURA Common Stock would allow TuHURA to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of stockholders for the purpose of approving an increase in our authorized shares. The additional shares could be used for various purposes without further stockholder approval. These purposes may include: (i) raising capital, if TuHURA has an appropriate opportunity, through offerings of TuHURA Common Stock or securities that are convertible into TuHURA Common Stock; (ii) expanding TuHURA’s business through potential strategic transactions, including mergers, acquisitions, licensing transactions and other business combinations or acquisitions of new product candidates or products; (iii) establishing strategic relationships with other companies; (iv) exchanges of TuHURA Common Stock or securities that are convertible into TuHURA Common Stock for other outstanding securities; (v) providing equity incentives pursuant to TuHURA’s equity plans, or another plan TuHURA may adopt in the future, to attract and retain employees, officers or directors; and (vi) other general corporate purposes. As is the case with the shares of TuHURA Common Stock which are currently authorized but unissued, if the Authorized Share Increase Proposal is approved by the TuHURA stockholders and the Certificate of Amendment is filed with the Nevada Secretary of State, the TuHURA Board of Directors will have authority to issue the additional shares of TuHURA Common Stock from time to time without further action on the part of stockholders to the extent such issuance is not prohibited by applicable law or by the rules of any stock exchange or market on which our securities may then be listed or authorized for quotation. Because it is anticipated that TuHURA directors and executive officers will be granted additional equity awards under the TuHURA’s 2024 Equity Incentive Plan, or another plan TuHURA adopts in the future, they may be deemed to have an indirect interest in the Certificate of Amendment to TuHURA’s Charter, because absent the Certificate of Amendment, TuHURA may not have sufficient authorized shares to grant such awards in the future.

The increase in authorized shares of TuHURA Common Stock will not have any immediate effect on the rights of existing TuHURA stockholders. However, because TuHURA stockholders do not have any preemptive rights, future issuance of shares of TuHURA Common Stock or securities exercisable for or convertible into shares of TuHURA Common Stock could have a dilutive effect on our earnings per share, book value per share, and the voting rights of stockholders and could have a negative effect on the price of TuHURA Common Stock.

Disadvantages to an increase in the number of authorized shares of TuHURA Common Stock may include:

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Stockholders will not have any preemptive or similar rights to subscribe for or purchase any additional shares of TuHURA Common Stock that may be issued in the future, and therefore, future issuances of TuHURA Common Stock, depending on the circumstances, will have a dilutive effect on the earnings per share, voting power and other interests of our existing stockholders;

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The additional shares of TuHURA Common Stock for which authorization is sought in this proposal would be part of the existing class of TuHURA Common Stock and, if and when issued, would have the same rights and privileges as the shares of TuHURA Common Stock presently outstanding; and

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The issuance of shares of TuHURA Common Stock could be used to deter a potential takeover of us that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desires of TuHURA Board of Directors. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of stock compared to the then-existing market price. TuHURA does not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences.

The consummation of the Mergers is conditioned upon the approval of the Authorized Share Increase Proposal. If the Mergers are not consummated for any reason, but the Authorized Share Increase Proposal is approved by the TuHURA stockholders, the TuHURA Board of Directors may still decide to file the Certificate of Amendment with the Nevada Secretary of State and increase the authorized shares of TuHURA Common Stock under the TuHURA Charter.

If the Delaware Conversion Proposal is approved, but the Authorized Share Increase Proposal is not, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will remain at 75 million shares of TuHURA Common Stock. If both the Delaware Conversion Proposal and the Authorized Share Increase Proposal are approved, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will increase to 200 million shares of TuHURA Common Stock.

Vote Required for Approval

The approval of the Authorized Share Increase Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Authorized Share Increase Proposal.

IF YOU ARE A TUHURA STOCKHOLDER, TUHURA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL (TUHURA PROPOSAL 1).

TUHURA PROPOSAL 2: APPROVAL OF THE DELAWARE CONVERSION

The TuHURA Board of Directors has approved and recommends to the TuHURA stockholders a proposal to change TuHURA’s state of incorporation from the State of Nevada to the State of Delaware (the “Delaware Conversion”). If the TuHURA stockholders approve the Delaware Conversion, TuHURA will accomplish the Delaware Conversion by converting the corporation as provided in the DGCL and the NRS. The completion of the Mergers is not conditioned upon the approval of the of the Delaware Conversion, meaning, that the Mergers may be completed notwithstanding the approval, or lack thereof, of the Delaware Conversion.

Summary

The TuHURA Board of Directors anticipates that the Delaware Conversion will occur upon the earlier of (i) such time as determined by the TuHURA Board of Directors following the completion of the Mergers or (ii) in the event that the Mergers are not consummated or the Merger Agreement is terminated in accordance with its terms, at such time as determined by the TuHURA Board of Directors. If the Authorized Share Increase Proposal is approved and the Mergers are completed, but the Delaware Conversion is not approved, then following the Mergers, the rights of TuHURA stockholders, including Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by the NRS, the TuHURA Charter (as amended by the Certificate of Amendment) and the TuHURA Bylaws. If the Delaware Conversion is approved, the TuHURA Board of Directors anticipates effectuating the Delaware Conversion notwithstanding the consummation of the Mergers, provided, however, that at no such time will the Delaware Conversion become effective prior to the completion of the Mergers.

The principal effects of the Delaware Conversion will be that:

•	the affairs of TuHURA will cease to be governed by Nevada’s corporation laws and will become subject to Delaware’s corporation laws;

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apart from being governed by the Delaware Charter, the Delaware Bylaws and the DGCL, the resulting Delaware corporation will be the continuation of the same entity as TuHURA as currently incorporated in Nevada and will continue with all of the rights, privileges and powers of TuHURA as a Nevada corporation subject to the differences between Nevada and Delaware law, will possess all of the properties of TuHURA as a Nevada corporation, will continue with all of the debts, liabilities and obligations of TuHURA as a Nevada corporation and will continue with the same officers and directors of TuHURA as a Nevada corporation immediately prior to the Delaware Conversion, as more fully described below;

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when the Delaware Conversion becomes effective, each outstanding share of TuHURA capital stock will continue to be an outstanding share of capital stock of a like class of the resulting Delaware corporation, and each outstanding option, warrant or right to acquire shares of TuHURA Common Stock will continue to be an option or right to acquire shares of common stock of the resulting Delaware corporation; and

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if the Mergers are completed, the rights of TuHURA stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Delaware’s corporate laws, the Delaware Charter and the Delaware Bylaws.

General Info

TuHURA would effect the Delaware Conversion in accordance with the Plan of Conversion, a copy of which is attached hereto as Annex D. Approval of the Delaware Conversion by the TuHURA stockholders is not a condition to the closing of the Mergers, and TuHURA would effectuate the Delaware Conversion only upon the earlier of either (i) such time as determined by the TuHURA Board of Directors following the consummation of the Mergers or (ii) in the event that the Mergers are not consummated or the Merger Agreement is terminated in accordance with its terms, at such time as determined by the TuHURA Board of Directors. Following such time, TuHURA would file with the Nevada Secretary of State the Nevada Articles of Conversion, a copy of which is attached as Annex E, and would also file with the Delaware Secretary of State the Delaware Certificate of Conversion, a copy of which is attached as Annex F, and the Delaware Charter that would govern TuHURA as a Delaware corporation, a copy of which is attached as Annex G. In addition, the TuHURA Board of Directors would the Delaware Bylaws for the resulting Delaware corporation, a copy of which is attached as Annex H. Approval of the Delaware Conversion will constitute approval of the Plan of Conversion, the Nevada Articles of Conversion, the Delaware Certificate of Conversation, the Delaware Charter and the Delaware Bylaws.

The rights of TuHURA and its stockholders will depend on a number of factors related to TuHURA’s proposals set forth in this joint proxy statement/prospectus:

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If the Delaware Conversion is approved and the Mergers are completed, following the effective time of the Delaware Conversion, the rights of TuHURA stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Delaware corporate law, the Delaware Charter and the Delaware Bylaws once TuHURA files the Delaware Certificate of Conversion and the Nevada Articles of Conversion;

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If the Delaware Conversion is not approved, but the satisfaction or waiver of the Closing conditions as set forth in the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers” have occurred, the Mergers and related transactions will be completed upon the terms of the Merger Agreement and the rights of TuHURA stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be continue to be governed by Nevada corporate law, the TuHURA Charter and the TuHURA Bylaws; and

•	If the Delaware Conversion is not approved and the Mergers are not completed, TuHURA and its stockholders will continue to be governed by Nevada law, the TuHURA Charter and the TuHURA Bylaws.

Apart from being governed by the Delaware Charter, the Delaware Bylaws and the DGCL, for all other purposes, TuHURA following the Delaware Conversion will continue as the same entity as TuHURA as a Nevada corporation immediately prior to the Delaware Conversion. TuHURA following the Delaware Conversion will also continue with all of the rights, privileges and powers of TuHURA as a Nevada corporation subject to the differences between Nevada and Delaware law, will possess all of the properties of TuHURA as a Nevada corporation, will continue with all of the debts, liabilities and obligations of TuHURA as a Nevada corporation and will continue with the same officers and directors of TuHURA as a Nevada corporation immediately prior to the Delaware Conversion.

After the Delaware Conversion, TuHURA will continue to be a publicly held company and the shares of TuHURA Common Stock will continue to be traded, without interruption, on The Nasdaq Capital Market under the symbol “HURA”, will continue to file periodic reports and other documents with the SEC and provide to its stockholders the same type of information that it has previously filed and provided. Stockholders who own shares of TuHURA Common Stock that are freely tradable prior to the Delaware Conversion, including Kineta stockholders who receive shares of TuHURA Common Stock as Merger Consideration, will continue to have freely tradable shares, and stockholders holding restricted shares of TuHURA Common Stock will continue to hold their shares subject to the same restrictions on transfer to which their shares are presently subject. In summary, the Delaware Conversion will not change the respective positions under federal securities laws of TuHURA or its stockholders.

Reasons for the Delaware Conversion

Approval of the Delaware Conversion is not a condition to the completion of the Mergers. The completion of the Mergers and other transactions contemplated by the Merger Agreement depends upon the satisfaction or waiver of a number of conditions, as set forth in greater detail in the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers”.

However, notwithstanding that the Mergers are not conditioned upon the approval of the Delaware Conversion, the corporate laws of the State of Delaware are more comprehensive, widely-used and extensively interpreted than the corporate laws of other states, including Nevada. As a result of the flexibility and responsiveness of the Delaware corporate laws to the legal and business needs of corporations, many major corporations have incorporated in Delaware or have changed their corporate domiciles to Delaware in a manner similar to the Delaware Conversion that TuHURA is proposing.

Delaware is a nationally recognized leader in adopting and implementing comprehensive and flexible corporate laws. The DGCL is frequently revised and updated to accommodate changing legal and business needs. In addition, Delaware has established a specialized court, the Court of Chancery, that has exclusive jurisdiction over matters relating to the DGCL. In the Court of Chancery, corporate cases are heard by judges, without juries, who have many years of experience with corporate issues. Traditionally, this has meant that the Delaware courts are able in most cases to process corporate litigation relatively quickly and effectively. By comparison, many states, including Nevada, do not have a specialized judiciary for matters relating to corporate issues.

Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing the DGCL, with multiple cases concerning areas that no Nevada court has considered. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law should serve to enhance the relative clarity and predictability of many areas of corporate law, which should offer added advantages to TuHURA by allowing the TuHURA Board of Directors and TuHURA’s management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

Reincorporation from Nevada to Delaware may also make it easier to attract future candidates willing to serve on the TuHURA Board of Directors, because many such candidates are already familiar with Delaware corporate law, including provisions relating to director indemnification, from their past business experience.

In addition, Delaware is a preferred jurisdiction of organization for large publicly traded companies. Based on publicly available data, over half of publicly traded corporations in the United States and over two-thirds of the Fortune 500 companies are incorporated in Delaware.

Moreover, Delaware corporate law is more favorable to stockholders with respect to the ability of stockholders to remove directors. Specifically, the NRS only permits stockholders to remove a director from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. The DGCL, on the other hand, only requires the vote of the holders of a majority of the shares entitled to vote in the election of directors (except in limited circumstances).

Effective Time

If the Delaware Conversion Proposal is approved, the Delaware Conversion will become effective no earlier than (i) such time as determined by the TuHURA Board of Directors following the completion of the Mergers or (ii) in the event that the Mergers are not consummated or the Merger Agreement is terminated in accordance with its terms, at such time as determined by the TuHURA Board of Directors. The Delaware Conversion will become effective upon the filing of, and at the date and time specified in (as applicable), the Nevada Articles of Conversion filed with the Nevada Secretary of State and the Delaware Certificate of Conversion and the Delaware Charter filed with the Delaware Secretary of State, in each case upon acceptance thereof by the Nevada Secretary of State and the Delaware Secretary of State. Notwithstanding anything to the contrary, in no event will the Delaware Conversion become effective before the completion of the Mergers or the termination of the Merger Agreement in accordance with its terms.

Changes as a Result of the Delaware Conversion

If the Delaware Conversion Proposal is approved, the Delaware Conversion will effect a change in the legal domicile of TuHURA and other changes of a legal nature, the most significant of which are described below under the section of this joint proxy statement/prospectus entitled “Comparison of Stockholders’ Rights.” The Delaware Conversion is not expected to affect any of TuHURA’s material contracts with any third parties and TuHURA’s rights and obligations under such material contractual arrangements will continue as rights and obligations of TuHURA as a Delaware corporation. The Delaware Conversion itself will not result in any change in headquarters, business, jobs, management, location of any of TuHURA’s offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Delaware Conversion), or officers and directors of TuHURA.

Mechanism for Reincorporation into Delaware

The process for reincorporating TuHURA from Nevada to Delaware calls for the Nevada Articles of Conversion to be filed with the Nevada Secretary of State and for the Delaware Charter and the Delaware Certificate of Conversion to be filed with the Delaware Secretary of State at approximately the time desired for the Delaware Conversion to take effect.

If the Delaware Conversion Proposal is approved, but the Authorized Share Increase Proposal is not, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will remain at 75 million shares of TuHURA Common Stock. If both the Delaware Conversion Proposal and the Authorized Share Increase Proposal are approved, then, in effectuating the Delaware Conversion, the authorized shares of TuHURA Common Stock under the Delaware Charter will increase to 200 million shares of TuHURA Common Stock.

The Plan of Conversion

The Delaware Conversion will be effected pursuant to the Plan of Conversion. The Plan of Conversion provides that TuHURA will convert into a Delaware corporation, with all of the assets, rights, privileges and powers of TuHURA as a Nevada corporation, and all property owned by TuHURA as a Nevada corporation, all debts due to TuHURA as a Nevada corporation, as well as all other causes of action belonging to TuHURA as a Nevada corporation immediately prior to the conversion, remaining vested in TuHURA following the conversion. TuHURA following the conversion will be a continuation of the same entity. The directors and officers of TuHURA as a Nevada corporation immediately prior to the Delaware Conversion, will be the directors and officers of TuHURA following the conversion.

At the effective time of the Delaware Conversion, (i) all of TuHURA’s issued and outstanding shares of TuHURA Common Stock will be automatically converted into issued and outstanding shares of common stock of the resulting Delaware corporation, without any action on the part of its stockholders, (ii) all of TuHURA’s issued and outstanding shares of Series A Preferred Stock will be automatically converted into issued and outstanding shares of Series A Preferred Stock of the resulting Delaware corporation on substantially identical terms, and (iii) each outstanding option or warrant to purchase a share of TuHURA Common Stock, and other equity awards relating to TuHURA Common Stock, will be deemed to constitute an option or warrant to purchase shares of TuHURA Common stock as a Delaware corporation, at an exercise price per full share equal to the stated exercise price or other terms or provisions of the option, warrant or equity award. The Delaware Conversion will not change the respective positions of TuHURA or its stockholders under federal securities laws.

The Plan of Conversion provides that the Delaware Charter will be the certificate of incorporation of the resulting Delaware corporation following the Delaware Conversion, and the Delaware Bylaws will be the bylaws of the resulting Delaware corporation following the Delaware Conversion, in each case, unless and until later amended in accordance with Delaware law.

Upon or immediately after effectiveness of the Delaware Conversion, TuHURA’s directors and officers will become all of the directors and officers of the resulting Delaware corporation, all of TuHURA’s employee benefit and incentive plans will become the resulting Delaware corporation’s plans, and each option, unit, equity award or other right issued under such plans will automatically be converted into an option, unit, equity award or right to purchase or receive the same number of shares of TuHURA Common Stock, at the same price per share, upon the same terms and subject to the same conditions as before the Delaware Conversion. Stockholders should note that approval of the Delaware Conversion will also constitute approval of these plans continuing as plans of the resulting Delaware corporation. TuHURA’s employment contracts and other employee benefit arrangements also will be continued by the resulting Delaware corporation upon the terms and subject to the conditions in effect at the time of the Delaware Conversion.

Amendments, Termination, and Abandonment of the Plan of Conversion

The Plan of Conversion may be amended or modified by the TuHURA Board of Directors prior to effecting the Delaware Conversion, provided that the TuHURA Board of Directors determines that such amendment would be in the best interests of TuHURA and its stockholders, and provided further that, if stockholder approval has been obtained, the amendment does not (1) alter or change the manner or basis of exchanging an owner’s interest to be acquired for owner’s interests, rights to purchase owner’s interests, or other securities of any entity, or for cash or other property in whole or in part, or (2) alter or change any of the terms and conditions of the Plan of Conversion in a manner that adversely affects TuHURA’s stockholders.

The Delaware Conversion may be delayed by the TuHURA Board of Directors, or the Plan of Conversion may be terminated and abandoned by action of the TuHURA Board of Directors, at any time prior to the effective time of the Delaware Conversion, whether before or after approval by the TuHURA stockholders, if the TuHURA Board of Directors determines for any reason that such delay or termination would be in the best interests of TuHURA and its stockholders.

Effect of Not Obtaining the Required Vote for Approval

If the Delaware Conversion Proposal fails to obtain the requisite vote for approval, the Delaware Conversion will not be consummated and TuHURA will continue to be incorporated in Nevada and be subject to the TuHURA Charter and the TuHURA Bylaws. In addition, if the Delaware Conversion is not approved, but the Authorized Share Increase Proposal is approved and the Mergers are completed, TuHURA will remain a Nevada corporation subject to Nevada’s laws, and will be governed by the TuHURA Charter (as amended by the Certificate of Amendment) and the TuHURA Bylaws.

Comparison of TuHURA Stockholders’ Rights Before and After the Delaware Conversion

For a detailed comparison of TuHURA stockholders’ rights, which includes the Kineta stockholders who receive shares of TuHURA Common Stock as Merger Consideration upon the completion of the Mergers, assuming approval of the Delaware Conversion, please refer to the section entitled “Comparison of Stockholders’ Rights”.

As a result of differences between the NRS and the DGCL, as well as differences between the TuHURA Charter and the TuHURA Bylaws, on the one hand, and the Delaware Charter and the Delaware Bylaws, on the other hand, the Delaware Conversion will effect changes in the rights of TuHURA’s stockholders. The summary table in the section entitled “Comparison of Stockholders’ Rights” provides a comparison of the material differences between the NRS and the DGCL, the current TuHURA Charter and the Delaware Charter, and the TuHURA Bylaws and the Delaware Bylaws. The summary does not purport to be a complete statement of the respective rights of TuHURA stockholders before and after the Delaware Conversion, and is qualified in its entirety by reference to the NRS and the DGCL, to the TuHURA Charter and the TuHURA Bylaws, and to the Delaware Charter and the Delaware Bylaws. The Delaware Charter and the Delaware Bylaws are attached as annexes to this joint proxy statement/prospectus.

Dissenter’s Rights

Holders of record of shares of TuHURA Common Stock who do not vote in favor of the Delaware Conversion or consent thereto in writing will not be entitled to dissenter’s rights in connection with the Delaware Conversion under Sections 92A.300—92A.500 of the NRS.

U.S. Federal Income Tax Consequences of the Delaware Conversion

TuHURA believes that the reincorporation of TuHURA from the State of Nevada to the State of Delaware should constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Code. If the Delaware Conversion is treated for United States federal income tax purposes as a reorganization, (1) holders of TuHURA Common Stock (including Kineta stockholders that receive TuHURA Common Stock as Merger Consideration in connection with the Mergers) will not recognize any gain or loss as a result of the consummation of the Delaware Conversion, (2) the aggregate tax basis of shares of the resulting Delaware corporation’s common stock received in the Delaware Conversion will be equal to the aggregate tax basis of the shares of TuHURA Common Stock converted therefor, and (3) the holding period of the shares of the resulting Delaware corporation’s common stock received in the Delaware Conversion will include the holding period of the shares of TuHURA Common Stock converted therefor.

No ruling will be sought from the IRS with respect to the United States federal income tax consequences of the Reincorporation, and no assurance can be given that the United States federal income tax consequences described above will not be challenged by the IRS or, if challenged, will be upheld by a court. Accordingly, U.S. holders are urged to consult their tax advisors regarding the tax consequences of the Delaware Conversion.

EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE DELAWARE CONVERSION, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER LAWS.

Accounting Treatment of the Delaware Conversion

The Delaware Conversion has no effect from an accounting perspective because there is no change in the entity as a result of the Delaware Conversion. Accordingly, the historical consolidated financial statements of TuHURA as a Nevada corporation previously reported to the SEC as of and for all periods through the date of this joint proxy statement/prospectus remain the consolidated financial statements of the resulting Delaware corporation.

Regulatory Approval

The Delaware Conversion will not be consummated until after TuHURA stockholder approval is obtained. TuHURA will obtain all required consents of governmental authorities, including the filing of the Nevada Articles of Conversion, the Delaware Certificate of Conversion and the Delaware Charter.

Approval Requirements

The Delaware Conversion Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Delaware Conversion Proposal.

The completion of the Mergers is not conditioned upon the approval of the Delaware Conversion.

TUHURA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE DELAWARE CONVERSION PROPOSAL (TUHURA PROPOSAL 2).

TUHURA PROPOSAL 3: ELECTION OF DIRECTORS AT TUHURA SPECIAL MEETING

The TuHURA Board of Directors is currently composed of six directors. Vacancies on the TuHURA Board of Directors may be filled only by persons elected by a majority of the remaining directors or by the sole remaining director. A director elected by the TuHURA Board of Directors to fill a vacancy, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that director for which the vacancy was created and until the director’s successor is duly elected and qualified.

Each of the six nominees listed below are incumbent directors. If elected at the TuHURA special meeting, each of these nominees would serve until the next annual meeting of the stockholders and until his successor has been duly elected and qualified, or, if sooner, until the director’s death, resignation or removal. Because the number of nominees properly nominated for the TuHURA special meeting is the same as the number of directors to be elected, the election of directors at this TuHURA special meeting is uncontested.

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. In accordance with TuHURA’s Bylaws and the NRS, a stockholder entitled to vote for the election of directors may withhold authority to vote for certain nominees for directors or may withhold authority to vote for all nominees for directors. Withheld votes and broker non-votes will not be treated as a vote for or against any particular director nominee and will not affect the outcome of the election. TuHURA stockholders may not vote, or submit a proxy, for a greater number of nominees than the six nominees named below. The director nominees receiving the highest number of affirmative votes will be elected. Shares capital stock represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the four director nominees named below. If any director nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by the TuHURA Board of Directors. Each person nominated for election has agreed to serve if elected. TuHURA’s management has no reason to believe that any nominee will be unable to serve.

Nominees for Election Until the Next TuHURA Annual Meeting

The following table sets forth the name, age and position of each of the nominees at the TuHURA special meeting:

Name	Age	Position(s)
James Bianco, M.D.	68	Chief Executive Officer and Director
James Manuso, Ph.D., MBA	76	Director and Chairman of the Board
Alan List, M.D.	70	Director
George Ng	51	Director
Robert E. Hoffman	59	Director
Craig Tendler, M.D	66	Director

Required Vote

The nominees for director who receive the most votes properly cast (also known as a plurality) will be elected. You may either vote “FOR” the nominees or “WITHHOLD” your vote from the nominees. Withheld votes and broker non-votes, if any, will have no effect on the Director Election Proposal.

Completion of the Mergers is not conditioned upon the election of the director nominees named in the Director Election Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of the director nominees named in the Director Election Proposal. However, if the nominees are unable to serve or for good cause will not serve as a director, the proxies will be voted for the election of such substitute nominees as the TuHURA Board of Directors may designate.

THE TUHURA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE DIRECTOR NOMINEES NAMED IN THE DIRECTOR ELECTION PROPOSAL.

TUHURA PROPOSAL 4: ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Securities Exchange Act, and the Dodd-Frank Act, TuHURA is asking its stockholders to vote, on a non-binding advisory basis, on the approval of the compensation of TuHURA’s named executive officers as disclosed in this joint proxy statement/prospectus.

The TuHURA Board of Directors and TuHURA’s compensation committee believes that TuHURA’s compensation policies and practices are effective in achieving our goals of motivating and retaining TuHURA’s executives by motivating and rewarding excellence in individual and company performance and aligning TuHURA’s executives’ interests with those of TuHURA’s stockholders. Please read the section of this joint proxy statement/prospectus titled “TuHURA’s Executive Compensation” for additional details about the executive compensation programs, including information about the fiscal year 2024 compensation of TuHURA’s named executive officers.

The Executive Compensation Proposal is advisory and non-binding on the TuHURA Board of Directors. However, the TuHURA Board of Directors and TuHURA’s compensation committee will review and consider the results of this vote when evaluating TuHURA’s executive compensation program. This proposal, commonly known as a “say-on-pay” proposal, gives TuHURA’s stockholders the opportunity to express their views on TuHURA’s named executive officers’ compensation. TuHURA previously solicited the vote, and received the approval of TuHURA’s stockholders in excess of the majority of the total votes cast at TuHURA’s 2024 annual meeting, of its stockholders for the approval of TuHURA’s executive officer’s compensation during its 2024 annual meeting of the stockholders and is soliciting the vote of its stockholders, on an advisory basis, in connection with the TuHURA special meeting. At the TuHURA special meeting, TuHURA will therefore ask its stockholders to adopt the following resolution:

“RESOLVED, that the compensation of TuHURA’s named executive officers, as such compensation is disclosed in TuHURA’s joint proxy statement/prospectus for TuHURA’s 2025 special meeting of the stockholders in lieu of an annual pursuant to Item 402 of Regulation S-K is hereby APPROVED on a non-binding, advisory basis.”

The say-on-pay vote is advisory, and therefore not binding on TuHURA, TuHURA’s compensation committee or the TuHURA Board of Directors. The TuHURA Board of Directors and TuHURA’s compensation committee value the opinions of its stockholders and, to the extent there is any significant vote against named executive officers compensation as disclosed in this joint proxy statement/prospectus, TuHURA will consider its stockholders’ concerns and its compensation committee will evaluate whether any actions are necessary to address those concerns.

Approval Required

Approval of the Executive Compensation Proposal requires the affirmative vote of a majority of the total votes cast at the TuHURA special meeting. As a result, abstentions, broker non-votes, if any, and any other failure to submit a proxy or vote in person at the meeting will not affect the outcome of the vote of the Executive Compensation Proposal.

Completion of the Mergers is not conditioned upon approval of the Executive Compensation Proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL, ON AN ADVISORY BASIS, OF THE EXECUTIVE COMPENSATION PROPOSAL (TUHURA PROPOSAL 4).

TUHURA PROPOSAL 5: AUDITOR RATIFICATION PROPOSAL

Independent Registered Public Accounting Firm

TuHURA’s stockholders are being asked to ratify the appointment by its audit committee of Cherry Bekaert LLP, or Cherry Bekaert, as TuHURA’s independent registered public accounting for the fiscal year ending December 31, 2025. Marcum LLP, or Marcum, served as the independent registered public accounting firm for TuHURA prior to the completion of the Kintara Merger. Marcum was informed that it would be replaced by Cherry Bekaert as TuHURA’s independent registered public accounting firm following the completion of the Kintara Merger. Cherry Bekaert has served as the independent registered public accounting firm of Legacy TuHURA since 2018.

TuHURA is not required to seek stockholder approval for the appointment of our independent registered public accounting firm, however, TuHURA’s audit committee and the TuHURA Board of Directors believe it is sound corporate practice to seek such approval. If the appointment is not ratified, TuHURA’s audit committee will investigate the reasons for stockholder rejection and will re-consider the appointment. Even if the selection is ratified, TuHURA’s audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of TuHURA and its stockholders.

Attendance at Annual Meeting

Representatives of Cherry Bekaert are expected at the TuHURA special meeting and will have the opportunity to make a statement if they desire to do so and be available to respond to appropriate questions from stockholders submitted in writing in accordance with the TuHURA special meeting procedures.

Principal Accountant Fees and Services

The following table provides information regarding the aggregate fees paid to Cherry Bekaert in connection with their audit of TuHURA’s consolidated financial statements and for other services provided during the period following the closing of the Kintara Merger and for the years ended December 31, 2024 and 2023. For a summary of the audit fees paid by Kintara for the fiscal year ended June 30, 2024, see Kintara’s Annual Report on Form 10 -K filed with the SEC on October 7, 2024.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Audit fees	$193,200	$146,425
Tax fees	$30,953	$10,500
All other fees	$—	$—

Total fees	$224,153	$156,925

Audit fees. Audit fees consist of fees for the audit of our annual financial statements, review of interim financial statements included in our quarterly reports on Form 10-Q, registration statements on Form S-4, registration statements on Form S-8 and other professional services provided in connection with financings and other regulatory filings.

Tax Fees. Tax fees consist of fees for professional services, including tax compliance, advice and tax planning.

All other fees. All other fees consist of work performed by Cherry Bekaert that does not meet the above category descriptions.

In accordance with applicable laws, rules and regulations, TuHURA’s audit committee charter and pre-approval policies established by the audit committee require that the audit committee review in advance and pre-approve all audit and permitted non-audit fees for services provided to us by TuHURA’s independent registered public accounting firm. The services performed by Cherry Bekaert, and the fees to be paid to Cherry Bekaert, in 2024 and 2023 were approved by TuHURA’s audit committee.

Audit Committee Pre-Approval Policy

In accordance with applicable laws, rules and regulations, TuHURA’s audit committee charter and pre-approval policies established by TuHURA’s audit committee require that the audit committee review in advance and pre-approve all audit and permitted non-audit fees for services provided to us by TuHURA’s independent registered public accounting firm. The services performed by, and the fees to be paid to, Cherry Bekaert for the years ending December 31, 2024 and 2023 were approved by TuHURA’s audit committee.

Approval Required

The approval of the Auditor Ratification Proposal will require the affirmative vote of a majority of the total votes cast at the TuHURA special meeting. As a result, abstentions, broker non-votes, if any, and any other failure to submit a proxy or vote in person at the meeting will not affect the outcome of the vote of this proposal.

Completion of the Mergers is not conditioned upon the approval of Auditor Ratification Proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF CHERRY BEKAERT LLP AS THE COMPANY’S INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE YEAR ENDING

DECEMBER 31, 2025.

TUHURA PROPOSAL 6: ADJOURNMENT OF THE TUHURA SPECIAL MEETING

The TuHURA special meeting may be adjourned to another time and place if necessary (i) to solicit additional proxies if there are insufficient shares of TuHURA Common Stock represented (either in person or by proxy) and voting to obtain the TuHURA Stockholder Approval or to constitute a quorum necessary to conduct the business of the TuHURA special meeting, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to TuHURA stockholders or (iii) to comply with applicable law.

TuHURA is asking its stockholders to authorize the holder of any proxy solicited by the TuHURA Board of Directors to vote in favor of any adjournment of the TuHURA special meeting to solicit additional proxies if there are not sufficient votes to obtain the TuHURA Stockholder Approval or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to TuHURA stockholders. If a quorum is not present at the TUHURA special meeting, under the TuHURA Bylaws, the chair of the TuHURA special meeting will have the power to adjourn the TuHURA special meeting until a quorum is present and represented.

Vote Required for Approval

Whether or not there is a quorum, the approval of the TuHURA Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the TuHURA special meeting on this proposal (meaning the number of votes cast at the TuHURA special meeting “FOR” the TuHURA Adjournment Proposal must exceed votes cast “AGAINST” in order for the TuHURA Adjournment Proposal to be approved). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the TuHURA Adjournment Proposal.

Adoption of the TuHURA Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

IF YOU ARE A TUHURA STOCKHOLDER, THE TUHURA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE TUHURA ADJOURNMENT PROPOSAL (TUHURA PROPOSAL 6).

THE KINETA SPECIAL MEETING

This joint proxy statement/prospectus is first being mailed on or about [●], 2025 and constitutes notice of the Kineta special meeting in conformity with the requirements of the DGCL and the Kineta Bylaws.

This joint proxy statement/prospectus is being provided to Kineta stockholders as part of a solicitation of proxies by the Kineta Board of Directors for use at the Kineta special meeting and at any adjournments or postponements of the Kineta special meeting. Kineta stockholders are encouraged to read the entire document carefully, including the annexes and exhibits to this joint proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the transactions contemplated by the Merger Agreement.

Date, Time and Place of the Kineta special meeting

The Kineta special meeting will be held virtually via the Internet on [●], 2025, at [●] a.m., Eastern Time. The Kineta special meeting will be held in a virtual-only format conducted via live audio webcast. Only holders of Kineta Common Stock as of the close of business on the Record Date are entitled to receive notice of, and vote at, the Kineta special meeting via the Kineta special meeting website or any adjournment or postponement thereof. Kineta stockholders will be able to attend the Kineta special meeting via the Kineta special meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the Kineta special meeting website at [●]. Kineta stockholders will need the control number found on their proxy card or voting instruction form in order to access the Kineta special meeting website.

Matters to Be Considered at the Kineta special meeting

At the Kineta special meeting, you will be asked to consider and vote on the following proposals:

•	to adopt the Merger Agreement Proposal;

•	to approve on a non-binding, advisory basis, the Compensation Proposal; and

•	to approve the Kineta Adjournment Proposal.

Recommendation of the Kineta Board of Directors

The Kineta Board of Directors unanimously recommends that Kineta stockholders vote:

•	Proposal 1: “FOR” the Merger Agreement Proposal;

•	Proposal 2: “FOR” the Compensation Proposal; and

•	Proposal 3: “FOR” the Kineta Adjournment Proposal.

After careful consideration, the Kineta Board of Directors unanimously (i) determined that the Merger Agreement and the Mergers are advisable, fair to and in the best interests of Kineta and its stockholders; (ii) approved and adopted the Merger Agreement and the Mergers; (iii) directed that the Merger Agreement be submitted for adoption at a meeting of Kineta stockholders; and (iv) resolved to recommend that Kineta stockholders vote in favor of the adoption of the Merger Agreement.

See also the section entitled “The Mergers—Recommendation of the Kineta Board of Directors; Kineta’s Reasons for the Transactions”.

Record Date for the Kineta Special Meeting and Voting Rights

The Record Date to determine who is entitled to receive notice of and to vote at the Kineta special meeting or any adjournments or postponements thereof is [●], 2025. As of the close of business on [●], 2025, the latest practicable date before the date of this joint proxy statement/prospectus, there were [●] shares of Kineta Common

Stock issued and outstanding and entitled to vote at the Kineta special meeting. Each Kineta stockholder is entitled to one vote for any matter properly brought before the Kineta special meeting for each share of Kineta Common Stock such holder owned at the close of business on the Record Date. Only Kineta stockholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Kineta special meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

A quorum of stockholders is necessary to conduct the Kineta special meeting. The presence, including by proxy, of the holders of a majority of the shares of Kineta Common Stock entitled to vote at the Kineta special meeting is necessary to constitute a quorum. Shares of Kineta Common Stock represented at the Kineta special meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes, will be counted for purposes of determining a quorum. If a quorum is not present, the Kineta special meeting will be postponed or adjourned until the holders of the number of shares of Kineta Common Stock required to constitute a quorum attend.

Under the Nasdaq rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the Nasdaq determines to be “non-routine.” Generally, a broker non-vote occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the Nasdaq rules, “non-routine” matters include the Merger Agreement Proposal (Proposal 1), the Compensation Proposal (Proposal 2), and the Kineta Adjournment Proposal (Proposal 3). Because none of the proposals to be voted on at the Kineta special meeting are routine matters for which brokers may have discretionary authority to vote, Kineta does not expect any broker non-votes at the Kineta special meeting. As a result, if you hold your shares of Kineta Common Stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. The Nasdaq rules governing brokers’ discretionary authority will not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at the Kineta special meeting.

Required Votes; Vote of Kineta’s Directors and Executive Officers.

Proposal		Votes Necessary
Proposal 1	Merger Agreement Proposal	Approval requires the affirmative vote of a majority of the outstanding shares of Kineta Common Stock entitled to vote on the Merger Agreement Proposal. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Proposal 2	Compensation Proposal	Approval requires the affirmative vote of a majority of the votes properly cast for and against the Compensation Proposal (meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Compensation Proposal.

Proposal 3	Adjournment Proposal	Approval requires the affirmative vote of a majority of the votes properly cast for and against the Kineta Adjournment Proposal (meaning the number of votes cast “FOR” this proposal must exceed the votes cast “AGAINST”). A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Kineta Adjournment Proposal.

Shares and Voting of Kineta’s Directors and Executive Officers

As of [●], 2025, the latest practicable date before the date of this joint proxy statement/prospectus, Kineta directors and executive officers, and their affiliates, as a group, owned and were entitled to vote [●] shares of Kineta Common Stock, collectively representing approximately [●]% of the total outstanding shares of Kineta Common Stock. As described in this joint proxy statement/prospectus, the officers and directors and certain stockholders of Kineta entered into support agreements with TuHURA and Kineta whereby such stockholders agreed to vote all of their shares of common stock of Kineta in favor of approving the Merger Agreement Proposal and Adjournment Proposal described in this joint proxy statement/prospectus. See also the section entitled “Interests of Kineta’s Directors and Executive Officers in the Mergers”.

Methods of Voting

If you are a stockholder of record, you may vote by proxy through the Internet, by telephone or by mail, or by voting at the Kineta special meeting via the Kineta special meeting website. For shares held through a bank, broker or other nominee in “street name” instead of as a registered holder, you may vote by submitting your voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail as indicated below. Please refer to the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee, your shares of Kineta Common Stock will not be voted on any proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Kineta special meeting; see the section entitled “The Kineta Special Meeting—Quorum; Abstentions and Broker Non-Votes”.

•

By the Internet: If you are a stockholder of record, you can vote at [●] and follow the instructions, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

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By Telephone: If you are a stockholder of record, you can vote using a touch-tone telephone by calling [●] and follow the recorded instructions, 24 hours a day, seven days a week. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials).

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By Mail: If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the paper proxy card or voting instruction form sent to you in the envelope provided to you with your proxy materials or voting instruction form.

Unless revoked, all proxies representing shares entitled to vote that are delivered pursuant to this solicitation will be voted at the Kineta special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you are a stockholder of record, proxies submitted over the Internet, by telephone or by mail as described above must be received by 11:59 p.m., Eastern Time, on [●], 2025. To reduce administrative costs and help the environment by conserving natural resources, Kineta asks that you vote through the Internet or by telephone, both of which are available 24 hours a day.

Notwithstanding the above, if you hold your shares in “street name” and you submit voting instructions to your bank, broker or other nominee, your instructions must be received by the bank, broker or other nominee before the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions.

If you deliver a proxy pursuant to this joint proxy statement/prospectus, but do not specify a choice with respect to any proposal set forth in this joint proxy statement/prospectus, your underlying shares of Kineta Common Stock will be voted on such uninstructed proposal in accordance with the recommendation of the Kineta Board of Directors. Kineta does not expect that any matter other than the proposals listed above will be brought before the Kineta special meeting and the Kineta Bylaws provide that the only business that may be conducted at the Kineta special meeting are those proposals brought before the meeting pursuant to this joint proxy statement/prospectus.

Revocability of Proxies

Any stockholder giving a proxy has the right to revoke it, including any proxy card you may have previously submitted, before the proxy is voted at the Kineta special meeting by any of the following actions:

•	sending a signed written notice of revocation to Kineta’s corporate secretary;

•	voting again by the Internet or telephone at a later time before the Closing of the voting facilities at 11:59 p.m., Eastern Time, on the date before the Kineta special meeting;

•	submitting a properly signed proxy card with a later date; or

•	attending virtually and voting at the Kineta special meeting via the Kineta special meeting website.

Attendance virtually at the Kineta special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Kineta after the vote will not affect the vote. Kineta’s corporate secretary’s mailing address is: 7683 SE 27th Street, Suite 481, Mercer Island, Washington 98040, Attention: Corporate Secretary. If the Kineta special meeting is postponed or adjourned, it will not affect the ability of holders of Kineta Common Stock of record as of the Record Date to exercise their voting rights or to revoke any previously granted proxy using the methods described above; however, if a new Record Date is set for an adjourned meeting, a new quorum will be required to be established.

Proxy Solicitation Costs

Kineta is soliciting proxies to provide an opportunity to all Kineta stockholders to vote on agenda items, whether or not the stockholders are able to attend the Kineta special meeting or an adjournment or postponement thereof. Kineta will bear the entire cost of soliciting proxies from Kineta stockholders.In addition to the solicitation of proxies by mail, Kineta will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Kineta Common Stock and secure their voting instructions, if necessary. Kineta may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

Proxies may be solicited on behalf of Kineta or Kineta directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the Internet or other means of communication, including electronic communication. Kineta directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.

Attending the Kineta Special Meeting

The Kineta special meeting may be accessed via the Kineta special meeting website, where Kineta stockholders will be able to listen to the Kineta special meeting, submit questions and vote online.

You are entitled to attend the Kineta special meeting via the Kineta special meeting website only if you were a stockholder of record as of the close of business on the Record Date, or you held your shares beneficially in the name of a bank, broker, trustee or other nominee as of the Record Date, or you hold a valid proxy for the Kineta special meeting. If you were a stockholder of record at the close of business on the Record Date and wish to attend the Kineta special meeting via the Kineta special meeting website, you will need the control number on your proxy card. If a bank, broker, trustee or other nominee is the record owner of your shares of Kineta Common Stock, you will need to obtain your specific control number and further instructions from your bank, broker, trustee or other nominee.

You may submit questions during the live audio webcast of the Kineta special meeting via the Kineta special meeting website. To ensure the Kineta special meeting is conducted in a manner that is fair to all stockholders, Kineta may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. Kineta reserves the right to edit or reject questions it deems inappropriate, redundant or not relevant to the Kineta special meeting’s limited purpose.

Technical assistance will be available for stockholders who experience an issue accessing the Kineta special meeting. Contact information for technical support will appear on the Kineta special meeting website before the start of the Kineta special meeting.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to Kineta, Inc., 7683 SE 27th Street, Suite 481, Mercer Island, Washington 98040, Attention: Corporate Secretary or email us at legal@kineta.us.

Tabulation of Votes

The Kineta Board of Directors will appoint an independent inspector of election for special meeting. The inspector of election will, among other matters, determine the number of shares of Kineta Common Stock represented at the Kineta special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Kineta stockholders.

Adjournments

If a quorum is present at the Kineta special meeting but there are not sufficient votes at the time of the Kineta special meeting to approve the Merger Agreement Proposal, then Kineta stockholders may be asked to vote on the Kineta Adjournment Proposal.

At any subsequent reconvening of the Kineta special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Kineta special meeting, except for any proxies that have been effectively revoked or withdrawn before the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the Kineta special meeting, please contact Kineta at (206) 378-0400 or write to info@kineta.us or Attn: Investor Relations, 7683 SE 27th Street, Suite 481, Mercer Island, WA 98040.

KINETA STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. IN PARTICULAR, KINETA STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

KINETA PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

This joint proxy statement/prospectus is being furnished to you as a stockholder of Kineta as part of the solicitation of proxies by the Kineta Board of Directors for use at the Kineta special meeting to consider and vote upon a proposal to adopt the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.

The Kineta Board of Directors, after due and careful discussion and consideration, unanimously approved and declared advisable the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Kineta and its stockholders.

The Kineta Board of Directors accordingly unanimously recommends that Kineta stockholders adopt the Merger Agreement, as disclosed in this joint proxy statement/prospectus and particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Mergers” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.

Assuming a quorum is present, the merger between Kineta and TuHURA cannot be completed without the affirmative vote of a majority of the outstanding shares of Kineta Common Stock entitled to vote thereon. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement.

IF YOU ARE A KINETA STOCKHOLDER, THE KINETA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL (KINETA PROPOSAL 1).

KINETA PROPOSAL 2: ADVISORY (NON-BINDING) VOTE ON MERGERS-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Kineta is required to submit a proposal to Kineta stockholders to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Kineta’s named executive officers that is based on or otherwise relates to the Merger Agreement and the transactions contemplated by the Merger Agreement. This compensation is summarized in the section captioned “The Mergers—Interests of Kineta’s Directors and Executive Officers in the Mergers-Golden Parachute Compensation.” The Kineta Board of Directors encourages you to review carefully the named executive officers’ Mergers-related compensation information disclosed in this proxy statement.

Accordingly, Kineta is asking you to approve the following resolution:

“RESOLVED, that the stockholders of Kineta approve, on a non-binding, advisory basis the compensation that will or may become payable to Kineta’s named executive officers that is based on or otherwise relates to the Mergers as disclosed pursuant to Item 402(t) of Regulation S-K in the section captioned “The Mergers—Interests of Kineta’s Directors and Executive Officers in the Mergers-Golden Parachute Compensation.”

The vote on this Compensation Proposal is a vote separate and apart from the vote on the proposal to adopt the Merger Agreement. Accordingly, you may vote to approve the proposal to adopt the Merger Agreement and vote not to approve this Compensation Proposal and vice versa. Because the vote on the Compensation Proposal is advisory only, it will not be binding on Kineta. Accordingly, if the Merger Agreement is adopted and the Mergers are completed, the Mergers-related compensation will be paid to Kineta’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements, regardless of the outcome of the vote on this Compensation Proposal. However, the Kineta Board of Directors values the opinions of Kineta’s stockholders, and to the extent that there is any significant vote against the Compensation Proposal, the Kineta Board of Directors will consider Kineta’s stockholders’ concerns and will evaluate whether any actions are necessary to address those concerns.

Vote Required and Board of Directors Recommendation

Approval, on an advisory (non-binding) basis, of the Compensation Proposal requires the affirmative vote of a majority of the votes properly cast for and against the Compensation Proposal, provided a quorum is present. Assuming a quorum is present, (i) a failure to vote in person or by proxy at the Kineta special meeting will have no effect on the outcome of the Compensation Proposal, (ii) abstentions will not be counted as votes “FOR” or “AGAINST” and will have no effect on the outcome of the Compensation Proposal and (iii) broker “non-votes” (if any) will have no effect on the outcome of the Compensation Proposal. Shares of Kineta Common Stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon.

IF YOU ARE A KINETA STOCKHOLDER, THE KINETA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE COMPENSATION PROPOSAL (KINETA PROPOSAL 2).

KINETA PROPOSAL 3: ADJOURNMENT OF THE KINETA SPECIAL MEETING

The Kineta special meeting may be adjourned to another time and place if necessary (i) to solicit additional proxies if there are insufficient shares of Kineta Common Stock represented (either in person or by proxy) and voting to obtain the Kineta Stockholder Approval or to constitute a quorum necessary to conduct the business of the Kineta special meeting, (ii) to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Kineta stockholders or (iii) to comply with applicable law. Kineta currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve the proposals.

Kineta is asking its stockholders to authorize the holder of any proxy solicited by the Kineta Board of Directors to vote in favor of any adjournment of the Kineta special meeting to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Kineta stockholders. If a quorum is not present at the Kineta special meeting, under Kineta’s Bylaws, the presiding officer of the Kineta special meeting may adjourn the meeting.

The Kineta Board of Directors unanimously recommends that Kineta stockholders approve the proposal to adjourn the Kineta special meeting, if necessary.

The affirmative vote of a majority of the votes properly cast for and against the Kineta Adjournment Proposal is required to approve the Kineta Adjournment Proposal (meaning the number of votes cast at the Kineta special meeting “FOR” the Kineta Adjournment Proposal must exceed votes cast “AGAINST” in order for the Kineta Adjournment Proposal to be approved) provided, that in the absence of a quorum, the affirmative vote of the holders of a majority of the shares represented thereat is required for the Kineta Adjournment Proposal. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Kineta Adjournment Proposal.

Adoption of the Kineta Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

IF YOU ARE A KINETA STOCKHOLDER, THE KINETA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL (KINETA PROPOSAL 3).

THE MERGERS

The following is a description of material aspects of the Mergers. While TuHURA and Kineta believe that the following description covers the material terms of the Mergers, the description may not contain all the information that is important to you. You are encouraged to read carefully this entire joint proxy statement/prospectus, including the text of the Merger Agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the Mergers. In addition, important business and financial information about each of TuHURA and Kineta is included in this joint proxy statement/prospectus.

General

TuHURA, the Merger Subs, Kineta and the Stockholders Representative, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta, have entered into the Merger Agreement, which provides for the merger of Merger Sub I with and into Kineta, with Kineta continuing as the Surviving Entity in the First Merger, and immediately following, a merger of the Surviving Entity with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company and as a wholly-owned privately held subsidiary of TuHURA in the Second Merger. The Merger Agreement governs the terms of the Mergers and is attached to this joint proxy statement/prospectus as Annex A.

Merger Consideration

At the Effective Time, each Share of Kineta Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will thereupon be converted automatically into and will thereafter represent the right to receive, without interest, (x) the number of validly issued, fully paid and non-assessable shares of TuHURA Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration and (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right. As of the Effective Time, all shares of Kineta Common Stock will no longer be outstanding, will automatically be canceled and will cease to exist, and will thereafter only represent the right to receive the Merger Consideration, if any, without interest, and in each case, the right, if any, to receive cash in lieu of fractional shares into which such shares of Kineta Common Stock have been converted into TuHURA Common Stock pursuant to the Merger Agreement. If the Delaware Conversion is approved, the rights of TuHURA stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration, will be governed by Delaware’s corporate laws, the Delaware Charter and the Delaware Bylaws once TuHURA files the Delaware Certificate of Conversion and Nevada Articles of Conversion.

No fractional shares of TuHURA Common Stock will be issued upon the conversion of shares of Kineta Common Stock pursuant to the Merger Agreement. Each holder of shares of Kineta Common Stock who would otherwise have been entitled to receive a fraction of a share of TuHURA Common Stock will receive, in lieu thereof and upon surrender thereof, a cash payment, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of TuHURA Common Stock based on the TuHURA Share Value.

The number of shares of TuHURA Common Stock issued in the Mergers will not be based on market prices, but is fixed based on the TuHURA Share Value. However, although the number of shares of TuHURA Common Stock issuable in the Mergers will not fluctuate with market prices given that the TuHURA Share Value is fixed, the market value (e.g., the number of shares of TuHURA Common Stock received in the Mergers multiplied by the trading price of TuHURA Common Stock as of immediately prior to the Closing Date) of the Merger Consideration will fluctuate with the price of TuHURA Common Stock given TuHURA Common Stock is traded on the Nasdaq Capital Market. For illustrative purposes, if at the Effective Time, TuHURA Common Stock is trading at a market price in excess of the TuHURA Share Value, you will receive greater “market value” for your shares of Kineta Common Stock as you are receiving the same number of shares of TuHURA Common Stock given such calculation is based on the fixed value of the TuHURA Share Value. Conversely, if at the Effective Time, TuHURA Common Stock is trading at a market price that is less than the TuHURA Share Value, you will receive less “market value” for your shares of Kineta Common Stock as you are receiving the same number of shares of TuHURA Common Stock given such calculation is based on the fixed value of the TuHURA Share Value. The market price of TuHURA Common Stock has fluctuated prior to and after the date of the announcement of the Mergers and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Kineta special meeting. Accordingly, you should obtain current market quotations for TuHURA Common Stock and Kineta Common Stock before deciding how to vote on any of the proposals described in this joint proxy statement/prospectus. TuHURA Common Stock is traded on Nasdaq under the symbol “HURA.” Kineta Common Stock is traded on the OTC, under the symbol “KANT.”

For illustrative purposes, the following table provides examples of the initial Merger Consideration payable to holders of Kineta Common Stock at the Closing based on certain assumptions regarding the Closing Adjusted Cash Consideration as of the Closing Date:

INITIAL MERGER CONSIDERATION PAYABLE TO KINETA STOCKHOLDERS(1)

	Merger Consideration Received by Kineta Stockholders at Closing Assuming a Closing Adjusted Cash Consideration Equals Negative $2,000,0000(2)	Merger Consideration Received by Kineta Stockholders at Closing Assuming the Closing Adjusted Cash Consideration Equals $0(3)	Merger Consideration Received by Kineta Stockholders at Closing Assuming the Closing Adjusted Cash Consideration Equals $2,000,000(4)
Initial Stock Consideration Per 10 Shares of Kineta Common Stock(5)	1 share of TuHURA Common Stock (plus cash in lieu of the value of 0.702562 shares of TuHURA Common Stock)	1 share of TuHURA Common Stock (plus cash in lieu of the value of 0.937398 shares of TuHURA Common Stock)	1 share of TuHURA Common Stock (plus cash in lieu of the value of 0.937398 shares of TuHURA Common Stock)
Per Share Cash Consideration	$0	$0	$0.13

(1)

This table projects the Initial Per Share Stock Consideration and Per Share Cash Consideration payable to the holders of Kineta Common Stock pursuant to the terms of the Merger Agreement and does not purport to illustrate any delayed cash or stock consideration, whether relating to the Delayed Per Share Stock Consideration or the Disposed Asset Payment Right. Each column represents an assumption regarding the Closing Adjusted Cash Consideration, which, per its definition in the Merger Agreement, is a variable amount determined as of 12:01 a.m. Eastern Time on the Closing Date and will depend on the value of the Loaned Amount and the determination of either an Estimated Net Working Capital Deficit or Estimated Net Working Capital Surplus.

(2)

Assumes, that as of the Closing Date, the Closing Adjusted Cash Consideration is a dollar amount equal to negative $2,000,000. In such case, this assumes that the sum of the Loaned Amount and the Estimated Net Working Capital Deficit equals $8,005,000, resulting in the Closing Adjusted Cash Consideration being negative $2,000,000 and resulting in a Deficit Cash Consideration amount of $2,000,000. In such scenario the Per Share Cash Consideration will be zero and Kineta stockholders will not receive any cash consideration for the exchange of their shares of Kineta Common Stock. Further, the Initial Per Share Stock Consideration will be reduced by the Deficit Cash Consideration such that the amount of shares of TuHURA Common Stock that will be issued for each share of Kineta Common Stock will equal to 2,520,511 (e.g., meaning, there is a reduction of shares of TuHURA Common Stock payable to Kineta stockholders equal to the value of the Deficit Cash Consideration, which is expressed as $14,500,000 divided by the TuHURA Share Value) divided by the Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places.

(3)

Assumes, that as of the Closing Date, the Closing Adjusted Cash Consideration is a dollar amount equal to $0. In such case, this assumes that the sum of the Loaned Amount and the Estimated Net Working Capital Deficit equals $6,005,000, resulting in the Per Share Cash Consideration being $0 and therefore Kineta stockholders will not receive any cash consideration for the exchange of their shares of Kineta Common Stock. Assuming that the Closing Adjusted Cash Consideration equals $0, holders of Kineta Common Stock will receive the number of shares of TuHURA Common Stock equal to 2,868,168, rounded down to the nearest whole share, divided by the Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places.

(4)

Assumes, that as of the Closing Date, the Closing Adjusted Cash Consideration is a dollar amount equal to $2,000,000. In such case, this assumes that the sum of the Loaned Amount and the Estimated Net Working Capital Deficit equals $4,005,000, resulting in a Per Share Cash Consideration of $0.13 per share of Kineta Common Stock payable to the holders of Kineta Common Stock pursuant to the terms of the Merger Agreement. Assuming that the Closing Adjusted Cash Consideration equals $2,000,000, holders of Kineta Common Stock will receive the number of shares of TuHURA Common Stock equal to 2,868,168, rounded down to the nearest whole share, divided by the Kineta Fully Diluted Common Stock, rounded down to six (6) decimal places.

(5)

Assumes that a Kineta stockholder is record owner of ten (10) shares of Kineta Common Stock as of the Effective Time. Holders of Kineta Common Stock will only receive whole shares of TuHURA Common Stock and will receive cash in lieu of fractional shares of TuHURA Common Stock that would have otherwise been issued, all pursuant to the terms of the Merger Agreement.

Background of the Transactions

Each of Kineta’s and TuHURA’s Board of Directors and management regularly reviews and assesses their respective company’s business, financial performance and strategic direction, outlook and growth prospects in light of industry and market developments. As part of such assessment, each of TuHURA’s and Kineta’s Board of Directors and management regularly consider potential opportunities to strengthen their respective company’s business and enhance stockholder value, including by pursuing strategic opportunities such as acquisitions, dispositions, commercial partnerships or combinations with third parties. Consistent with their fiduciary duty to enhance stockholder value, the Kineta Board of Directors and management have always remained open to considering third-party interest in acquiring Kineta as well.

The terms of the Merger Agreement are the result of arm’s-length negotiations between the Kineta Board of Directors and Kineta management team, on the one hand, and the TuHURA management team under the guidance of TuHURA Board of Directors, on the other hand, along with the respective advisors of Kineta and TuHURA. In this process, Kineta was assisted by experienced outside advisors in examining and evaluating potential transactions and transaction candidates through outreach to a variety of life sciences companies and prospective strategic partners. The Kineta management team conducted its discussions and negotiations with TuHURA principally through Kineta’s President, Mr. Philips. The TuHURA management team conducted its discussions and negotiations with Kineta through TuHURA’s CEO, Dr. Bianco.

Following is a summary of the events leading up to the decision by Kineta to explore strategic alternatives, the process undertaken by Kineta to identify and evaluate prospective counterparties, and the negotiation of the Merger Agreement with TuHURA. The following chronology summarizes the key meetings and events that led to the signing of the agreements. The following chronology does not catalogue every conversation among the respective parties, their boards of directors and management, their respective representatives, or other parties.

Kineta has regularly evaluated its long-term strategic goals and plans, its operations and financial performance, and overall industry conditions. As part of these evaluations, Kineta has considered, among other things, potential opportunities for strategic partnerships and collaborations, business combinations, acquisitions and other financial and strategic alternatives, including a sale of the Company.

On February 25, 2024, a meeting of the Kineta Board of Directors was held via videoconference, which representatives of Kineta management and Orrick, Herrington & Sutcliffe LLP, the Company’s legal counsel (“Orrick”), attended. At the meeting, Kineta management detailed for the Kineta Board of Directors that certain investors in the second tranche of the Company’s previously disclosed contemplated private placement, which was scheduled to occur on April 15, 2024, had notified the Company that they would not fulfill their funding obligations under the securities purchase agreement dated June 15, 2022, as amended. As a result, the Company determined that it would have insufficient cash to continue to finance its operations. Also at this meeting, Kineta management provided the Kineta Board of Directors with an overview of Kineta’s efforts to pursue alternative funding and income options for monetizing the VISTA asset and other Company assets included those previously licensed to third parties, including discussions with venture capital firms, pharmaceutical companies and biotech royalty aggregator companies. Kineta management also provided an update on Kineta’s liquidity position and cash flow projections, including employee payment obligations.

On February 29, 2024, the Kineta Board of Directors met informally via videoconference to discuss the launch of the strategic alternatives outreach.

On February 29, 2024, Kineta management had an initial telephone call with Party A to discuss a potential transaction Party A regarding the Partnered Programs. On March 4, 2024, Kineta opened the data room to Party A, which continued its due diligence review.

Beginning on March 1, 2024, Kineta initiated a broad-based outreach plan to potential investors, partners and bankers via email and telephone.

On March 4, 2024, Mr. Philips contacted Party B’s Chief Executive Officer to discuss whether Party B would be interested in exploring a potential strategic transaction with Kineta related to its VISTA assets. After a preliminary discussion of the potential benefits of a business combination transaction, the parties agreed to continue the discussions and held a follow-up call on March 8, 2024. Despite expressing some interest in a potential strategic transaction over the ensuing week, including conducting preliminary diligence and potentially considering a bid from Kineta, on March 15, 2024, Party B indicated that it did not have an interest in pursuing a strategic transaction.

On March 5, 2024, Kineta conducted initial outreach with respect to TuHURA, as one of the potential strategic partners.

Also on March 5, 2024, Kineta management held a scientific discussion regarding its Partnered Programs with Party C via videoconference.

Also on March 5, 2024, Kineta management and Party A met via videoconference to review the Partnered Programs’ asset portfolio, including patent status thereof.

On March 6, 2024, the Kineta Board of Directors received an update from Kineta management regarding strategic initiatives via videoconference.

On March 6, 2024, Kineta management had a videoconference call with Party D regarding a potential reverse merger transaction whereby Party D would become a publicly traded company by completing a reverse merger into Kineta. Although over the ensuing weeks Party D expressed some interest in a potential reverse merger, on March 14, 2024, Party D indicated that it did not have an interest in pursuing a strategic transaction.

On March 6, 2024, Kineta management had an initial telephone call with Party E to discuss a potential investment from Party E.

On March 6, 2024, the Kineta Board of Directors met for an informal update call during which Kineta management reported on the outreach to potential transaction partners.

On March 6, 2024, Mr. Philips contacted Party F’s Chief Executive Officer to discuss whether Party F would be interested in exploring a potential strategic transaction with Kineta. After a preliminary discussion of the potential benefits of a business combination transaction, the parties agreed to continue discussions and held a follow-up call on March 7, 2024.

On March 6, 2024, Kineta opened its data room to Party E to begin conducting its due diligence. On March 7, 2024, Party E entered into a confidentiality agreement with Kineta to facilitate discussion regarding the potential financing.

Also, on March 7, 2024, Party F and Kineta management had a video conference call to introduce Party F to Kineta’s business. On the same day, Kineta management received in writing a term sheet for a reverse merger from Party F.

Also on March 7, 2024, Kineta management and Party A discussed diligence and science review via email.

On March 11, 2024, Kineta management received in writing further terms, including the proposed structure and valuations, of a potential strategic transaction with Party F.

On March 12, 2024, Kineta announced an update on its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123, its VISTA blocking immunotherapy, in patients with advanced solid tumors.

On March 12, 2024, Kineta management exchanged questions and answers with the TuHURA team via email regarding due diligence. On the same day, TuHURA and Kineta entered into a confidentiality agreement, which did not contain a standstill provision, to facilitate the discussion, and Kineta opened its data room to TuHURA for due diligence purposes.

Also on March 12, 2024, Kineta management received written expression of interest in the Lassa Fever program (LHF535) from Party G.

On March 13, 2024, Kineta management proposed to Party H a buyout of Kineta’s milestone streams related to the Partnered Programs via email.

On March 13, 2024, Kineta management and Party C discussed a potential transaction.

On March 15, 2024, Mr. Philips contacted Party I’s Chief Executive Officer to discuss whether Party I would be interested in exploring a potential strategic transaction with Kineta related to the VISTA assets. After a preliminary discussion of the potential benefits of a business combination transaction, the parties agreed to continue discussions and held a follow-up call on March 18, 2024.

Also on March 15, 2024, Party G entered into a confidentiality agreement with Kineta to facilitate discussion regarding a potential transaction. Kineta opened its data room to Party G for due diligence purposes. From April 17, 2024 to August 4, 2024, Kineta management answered diligence questions posed by Party G via emails.

On March 18, 2024, Party E conducted scientific review of Kineta’s assets via videoconference.

On March 18, 2024, On March 18, 2024, members of Kineta management met via videoconference with representatives of TuHURA, during which Kineta presented an overview of Kineta, its management, pipeline and business operations. At such time, TuHURA was a privately held Delaware corporation.

On March 18 and 19, 2024, Kineta management engaged in email correspondence with Party I regarding its scientific and technical data with Party I.

On March 20, 2024, Kineta management continued email engagement with the TuHURA management team via email regarding due diligence, including answering questions posed by TuHURA relating to the VISTA program.

On March 21, 2024, Kineta announced its results of operations for the year ended December 31, 2023.

On March 21, 2024, a meeting of the Kineta Board of Directors was held via videoconference, which representatives of Kineta management and Orrick attended. At the meeting, Mr. Philips reviewed three potential alternatives which were currently under consideration by management for the Kineta Board of Directors’ consideration, including a preferred stock investment by Party E and two potential licensing transactions for the Company’s VISTA program. Mr. Philips indicated that the investors proposing the preferred stock financing had indicated they would not be able to fund prior to completing their own fundraising activities, which might not be in a timeframe that would be acceptable to Kineta. Mr. Philips also indicated that such preferred stock investor would likely not be in a position to provide a bridge loan, though it was under consideration. Mr. Philips also discussed some potential near-term fund-raising alternatives which Kineta’s investment banker at the time, H.C. Wainwright, indicated could be available following a conference. Members of the Kineta Board of Directors indicated that they did not believe acceptable financing would be available on these terms and were unsure why an investor would put in the amounts contemplated given Kineta’s financial situation and the expected timing of results from the VISTA clinical trial. Messrs. Philips and Baker also gave an update on the status of Kineta’s ongoing VISTA clinical trial. The Kineta Board of Directors also discussed the potential timing for a dissolution or liquidation if financing or partnering was not found in the near term. Following the discussion, the Kineta Board of Directors authorized management to evaluate various wind-down and dissolution alternatives.

In the same meeting on March 21, 2024, the Kineta Board of Directors approved resolutions to form a strategic transaction committee (the “Strategic Transaction Committee”) to assist the Kineta Board of Directors in exploring potential financings, including licensing agreements, and exit opportunities (including via stock sale, asset sale, merger or otherwise) (a “Strategic Transaction”), in connection with Kineta’s exploration of possible strategic alternatives.

Also on March 21, 2024, Kineta management was informed by Party H that it would not be moving forward with any proposed transaction.

On March 22, 2024, Kineta management was informed by Party C that it would not be moving forward with any proposed transaction.

On March 25, 2024, Mr. Philips discussed with Chief Executive Officer of Party I a potential transaction in which Party I would acquire Kineta or certain drug assets of the Company.

On March 27, 2024, Kineta management received a draft of the proposed term sheet from Party E pursuant to which Party E proposed a $30 million to $40 million preferred stock financing which was heavily dilutive to Kineta’s existing stockholders and had a number of non-standard preferred stock financing terms. On the same day, Party E presented its letter of intent to Kineta management via videoconference and discussed the proposed terms with Kineta management.

On March 28, 2024, Kineta management and Party F discussed the terms and structure of a potential transaction via videoconference.

On April 3, 2024, the Kineta Board of Directors met informally via videoconference to review and discuss the terms strategic alternatives which were under review by Kineta management.

On April 4, 2024, a meeting of the Strategic Transaction Committee was held via videoconference, which representatives of Kineta management and Orrick attended. At the meeting, Mr. Philips reviewed with the

Strategic Transaction Committee the ongoing discussions with various third parties regarding potential transactions with Party E, TuHURA and updates regarding ongoing discussions with other potential financing alternatives.

On April 4, 2024, Party I submitted a written term sheet for a potential transaction to Kineta, which include a small upfront payment for a portion of Kineta’s assets, along with potential milestone and royalty payments.

On April 8, 2024, Kineta announced an update on its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123, its VISTA blocking immunotherapy, in patients with advanced solid tumors.

On April 9, 2024, TuHURA and Kineta management teams discussed the terms of a potential transaction via videoconference, including deal structure and a potential exclusivity agreement with TuHURA. This discussion occurred following TuHURA’s public announcement on April 2, 2024, that it had entered into an Agreement and Plan of Merger with Kintara Therapeutics, Inc., a publicly traded Nasdaq-listed company, for a proposed reverse merger transaction.

On April 11, 2024, a meeting of the Strategic Transaction Committee was held via videoconference, which was attended by other members of the Kineta Board of Directors, along with representatives of Kineta management and Orrick. At the meeting, Mr. Philips reviewed the terms of strategic alternatives which were under review by Kineta management. Mr. Philips indicated to the Strategic Transaction Committee that other potential transactions or financing alternatives had passed or were not feasible on terms described.

On April 15, 2024, Party E and Kineta management discussed the revised terms of a potential financing transaction via videoconference.

On April 18, 2024, Kineta received written notice from the Listing Qualifications Department of Nasdaq stating that Kineta was not in compliance with its listing rules because Kineta had not maintained a minimum closing bid price of its common stock of at least $1.00 per share for the prior 30 consecutive Business Days. Nasdaq gave Kineta 180 calendar days from the date of the notice, or until October 15, 2024, to regain compliance.

On April 18, 2024, Kineta management received an amended term sheet from Party E, which continued to include unfavorable terms like full-ratchet anti-dilution rights.

On April 18, 2024, a meeting of the Strategic Transaction Committee was held via videoconference, which was attended by other members of the Kineta Board of Directors, along with representatives of Kineta management and Orrick. At the meeting, Mr. Philips reviewed the terms of strategic alternatives which were under review by Kineta management, including the term sheet received from Party E and Party I. Mr. Philips also reviewed in detail the proposed terms received from TuHURA. Following the discussion, the Strategic Transaction Committee directed Mr. Philips to respond to both Party E and TuHURA with the revisions to each proposal as discussed at the meeting.

On April 21, 2024, Kineta management received TuHURA’s term sheet for a proposed transaction, which Kineta management returned to TuHURA the following day with proposed amendments.

On April 22, 2024, Kineta entered into a settlement agreement and mutual release with RLB Holdings Connecticut, LLC (“RLB”) to continue RLB’s investment in Kineta and to resolve any and all potential claims or causes of action in connection with RLB’s failure to purchase $2,500,000 shares of the Kineta Common Stock pursuant to certain financing agreement dated as of June 5, 2022, as amended.

On April 24, 2024, Party I transmitted in writing to Kineta management terms of a proposed transaction and expressed an interest in moving forward quickly.

On April 26, 2024, TuHURA sent Kineta management a revised term sheet via email and discussed the terms thereof via a telephone call.

On April 29, 2024, TuHURA and Kineta management teams held further discussion of the terms of a potential transaction via videoconference.

On May 1, 2024, Party E and Kineta management discussed legal structure of a potential transaction via videoconference.

On May 2, 2024, the Kineta Board of Directors met informally via videoconference to review and discuss the status of the strategic alternatives which were under review by Kineta management.

On May 3, 2024, Kineta management returned TuHURA’s term sheet with further proposed amendments, including modifying the transaction structure to contemplate a potential exclusivity and right of first offer agreement while TuHURA completed due diligence of Kineta’s assets.

On May 5, 2024, Party I provided written negotiated terms of the term sheet via email to Kineta management.

On May 5, 2024, Party E discussed with Kineta management terms and timeline of a potential transaction via videoconference.

Also on May 5, 2024, Party J contacted Kineta management via email to express interest in a potential reverse merger. On the same day, Party J and Kineta management had a video conference call to introduce Party J to Kineta’s business and discuss the potential transaction.

On May 6, 2024, Kineta management met with TuHURA to discuss diligence and scientific review of Kineta’s assets.

On May 7, 2024, Party E discussed with Kineta management terms and diligence questions via videoconference.

On May 8, 2024, Party J entered into a confidentiality agreement with Kineta to facilitate discussion regarding a potential transaction.

On May 12, 2024, Kineta management and Party K discussed at a high level a potential partnering of Kineta’s assets via email.

On May 15, 2024, Kineta announced its results of operations for the three months ended March 31, 2024.

On May 21, 2024, via email, Party A gave Kineta management an update on primary transaction and timing for the Partnered Programs’ asset partnering and stated an interest in submitting a term sheet.

On May 15, 2024, Kineta and TuHURA had an introductory videoconference with their respective outside legal counsels, which were Orrick on behalf of Kineta and Foley & Lardner LLP (“Foley”) as outside counsel to TuHURA. During this meeting, the parties and counsel discussed some preliminary matters regarding a potential transaction and how it might be structured. During the ensuing week, TuHURA worked with Foley to prepare a more detailed term sheet setting forth the proposed legal terms of a potential exclusivity and right of first offer agreement, and TuHURA sent such term sheet to Kineta on May 22, 2024.

On May 23, 2024, Kineta received written notice from the Listing Qualifications Department of Nasdaq informing Kineta that it no longer complied with the requirement under its listing rule to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on Nasdaq. Nasdaq gave Kineta 45 calendar days, or until July 8, 2024, to submit a plan to regain compliance.

On May 23, 2024, a meeting of the Strategic Transaction Committee was held via videoconference, which representatives of Kineta management and Orrick attended. At the meeting, Mr. Philips updated the Strategic Transaction Committee regarding potential transactions with Party E, Party I and TuHURA. Mr. Philips indicated that Party E had been unable to raise capital in a timely manner and therefore could not move forward with a transaction at this time. Party I continued to be interested in moving forward with a transaction. Mr. Philips then reviewed in detail the updated terms received from TuHURA, including the term sheet for an exclusivity and right of first offer agreement received from TuHURA and shared with the Strategic Transaction Committee in advance of the meeting. Mr. Philips noted that the TuHURA Board of Directors had reviewed the terms and had approved the term sheet in advance of it being delivered to Kineta. Mr. Philips also detailed the various changes in economic terms, including the splitting of the upfront $5 million into two tranches of $2.5 million each. Following the discussion, the Strategic Transaction Committee approved the term sheet from TuHURA and instructed Mr. Philips to move forward with the legal counsel on drafting the definitive documentation for an exclusivity and right of first offer agreement.

On May 29, 2024, the TuHURA Board held a meeting to discuss the proposed exclusivity and right of first offer agreement, and the TuHURA Board approved the term sheet setting for the terms to be included in the agreement and authorized TuHURA management to continue moving forward with the transaction.

On June 6, 2024, the Strategic Transaction Committee met informally via videoconference to discuss current strategic options.

On June 7, 2024, TuHURA sent a draft of a definitive exclusivity and right of first offer agreement to Kineta.

On June 10, 2024, TuHURA and Kineta discussed terms of a potential transaction via videoconference, followed by another videoconference two days later on June 12, 2024 to further discuss the terms of the proposed exclusivity and right of first offer agreement. On June 12, 2024, Kineta provided initial comments on the draft exclusivity and right of first offer agreement provide by TuHURA.

On June 11, 2024, Kineta management conducted initial outreach to Pacira regarding its chronic pain program (referred to as KCP506).

On June 12, 2024, Mr. Philips contacted a representative of HCRX to discuss whether HCRX would be interested in exploring a potential asset sale. This was followed by a videoconference meeting on June 17, 2024 to introduce HCRX to Kineta’s business and assets related to the certain Partnered Programs.

Also on June 12, 2024, GigaGen proposed purchasing the immuno-oncology CD27 program via videoconference. Kineta management and GigaGen continued discussing the structure of the potential transaction via email.

On June 13, 2024, Party A updated Kineta on timing of a potential transaction.

On June 19, 2024, Mr. Philips and a representative of GigaGen discussed structure of a potential transaction via a telephone call.

On June 20, 2024, a meeting of the Kineta Board of Directors was held via videoconference, which representatives of Kineta management and Orrick attended. At the meeting, Mr. Philips updated the Kineta Board of Directors regarding the potential exclusivity and right of first offer transaction with TuHURA. Mr. Philips reviewed in detail the updated terms received from TuHURA, including the draft definitive agreement received from TuHURA and shared with the Kineta Board of Directors in advance of the meeting. Mr. Philips noted that the TuHURA Board of Directors had reviewed the terms and had approved the term sheet. Mr. Philips also detailed the various economic terms, including the $5 million to be received in two tranches with $2.5 million expected to fund after signing and $2.5 million two weeks later. Following the discussion, the Kineta Board of Directors approved the Exclusivity Agreement with TuHURA.

Also on June 20, 2024, Mr. Philips discussed with a representative of HCRX the structure of the potential asset sale at a high level. This was followed by HCRX entering into a confidentiality agreement with Kineta to facilitate further discussion and Kineta opening its data room to HCRX on June 21, 2024.

On June 21, 2024, Kineta held its 2024 annual meeting of stockholders, where Kineta stockholders voted to elect the three proposed director nominees, ratified the appointment of Marcum as Kineta’s auditor, approved, on an advisory basis, compensation of Kineta’s named executive officers and recommended, on an advisory basis, to set the frequency of future advisory votes on compensation of named executive officers to every one year.

On June 24, 2024, Mr. Philips contacted Party N’s Chief Executive Officer to discuss whether Party N would be interested in exploring a potential reverse merger with Kineta excluding the assets involved in the TuHURA transaction.

On June 25, 2024, Kineta management had a diligence call with HCRX’s patent counsel via video conference. On the same day and the following day, Kineta opened its data room to additional representatives of HCRX.

On June 26, 2024, Kineta management and Party N had a video conference call to introduce Party N to Kineta’s non-VISTA portfolio. After a preliminary discussion of the potential for a reverse merger transaction, the parties agreed to continue discussions and held a series of follow-up discussions via videoconference and telephone calls from July 11, 2024 to August 7, 2024.

On June 27, 2024, Party J sent to Kineta management an outline of a proposal for the reverse merger, which excluded VISTA assets, via email.

On June 28, 2024, Party J and Kineta management held a diligence call via video conference. On June 28, 2024, Party J and Kineta management held a diligence call via video conference. Also on June 28, 2025, the TuHURA Board of Directors met to discuss the proposed Exclusivity Agreement, at which meeting the TuHURA Board approved the agreement.

On July 2, 2024, Kineta management and Pacira had a videoconference call to introduce Pacira to KCP506.

On July 3, 2024, Kineta entered into the Exclusivity Agreement with TuHURA. See “Certain Material Contracts—Exclusivity and Rights of First Offer Agreement.”

On July 7, 2024, Kineta management informed Party I that it would not be moving forward with any proposed transaction.

On July 9, 2024, Kineta reached out to all parties which had been in discussions to acquire the VISTA program that it has signed the Exclusivity Agreement and was subject to the exclusivity provisions set forth there and would discontinue discussions effective immediately.

On July 10, 2024, Pacira entered into a confidentiality agreement with Kineta and Kineta opened its data room to Pacira to facilitate further discussion.

On July 11, 2024, Party N and Kineta management discussed a potential reverse merger transaction via videoconference.

On July 16, 2024, Pacira and Kineta discussed diligence and scientific review via videoconference.

On July 17, 2024, Mr. Philips and a representative of Party J discussed the potential reverse merger transaction, which excluded VISTA assets, via a telephone call.

Also on July 17, 2024, via email, Party A expressed continued interest in the asset partnering and in submitting a term sheet. Party A stated it planned to submit a term sheet one month prior to the closing of the Mergers.

On July 22, 2024, Kineta management team discussed study design endpoints and timelines with TuHURA team via videoconference.

On July 23 and July 25, 2024, Party N and Kineta continued to discuss a potential reverse merger transaction via telephone calls.

On July 25, 2024, Kineta management and HCRX discussed the structure and timing of the potential asset sale via videoconference.

On July 31, 2024, Kineta’s office lease agreement expired. This lease was not extended and no other facility lease was entered into as Kineta’s employees work remotely.

On August 1, 2024, Kineta management team discussed with TuHURA via videoconference the terms of a potential strategic transaction and restarting the clinical trial for VISTA.

On August 1, 2024, Party N and Kineta management discussed a potential reverse merger transaction via videoconference. This was followed by a telephone discussion between Mr. Philips and a representative of Party N on August 7, 2024 to discuss such terms.

On August 7, 2024, HCRX presented to Kineta management its proposed term sheet for Partnered Programs the Asset Sale.

On August 12, 2024, Kineta management introduced Party O to the KCP506 program via email. This was followed by an exchange of questions and responses via email on August 18, 2024 to discuss the program. On August 19, 2024, Party O indicated that it did not have an interest in pursuing a transaction related to the program.

On August 13, 2024, Kineta management informed Party G that it would not be moving forward with any proposed transaction.

On August 15, 2024, Kineta management and HCRX discussed the term sheet and engaged in various negotiations with respect to the Partnered Programs Asset Sale via videoconference.

On August 19, 2024, Kineta announced the reopening of enrollment into the ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA 12123, its VISTA blocking immunotherapy, in patients with advanced solid tumors.

Also on August 19, 2024, Kineta management and GigaGen discussed a potential transaction further via email.

On August 20, 2024, Kineta and TuHURA management discussed scientific diligence and clinical review over videoconference. This was followed by a similar discussion on the telephone between representatives of each company on August 26, 2024.

On September 4, 2024, a meeting of the Kineta Board of Directors was held via videoconference, which representatives of Kineta management and Orrick attended. At the meeting, Mr. Philips reviewed the ongoing discussions with TuHURA regarding a potential transaction following entry into the Exclusivity Agreement. Mr. Philips and a representative from Orrick then outlined various timing and legal considerations for a number of potential transaction structures which could be used by TuHURA, including an asset purchase, merger with a stockholder approval and a merger with a tender offer. Mr. Philips then discussed with the Kineta Board of Directors the status of discussions for potential acquirors of the Partnered Programs.

On September 5, 2024, Kineta management and GigaGen discussed structure of a potential transaction and corporate interest in the immuno-oncology CD27 program.

On September 9, 2024, Kineta management and HCRX discussed the terms and timing of the Partnered Programs Asset Sale via videoconference.

On September 12, 2024, Party J sent Kineta management a high-level term sheet for the potential reverse merger.

On September 12, 2024, Kineta management and HCRX agreed to the term sheet for the Partnered Programs Asset Sale and certain no-shop covenants related thereto.

On September 13, 2024, Kineta entered into a settlement agreement with ARE-SEATTLE No. 17, LLC, the landlord of its former premises in Seattle, Washington. Kineta entered into the agreement to avoid the costs and uncertainties of legal proceedings, reflecting its commitment to responsibly managing its financial obligations and disputes as it continues to explore strategic alternatives.

On September 16, 2024, Kineta and TuHURA management teams discussed by videoconference the status of TuHURA’s reverse merger, the stockholder meeting for approval of matters relating to the reverse merger, and various other matters regarding a potential transaction of the type contemplated by the Exclusivity Agreement.

On September 18, 2024, a meeting of the Strategic Transaction Committee was held via videoconference, which representatives of Kineta management and Orrick attended. At the meeting, Mr. Philips reviewed a transaction analysis with TuHURA. As part of the review, Mr. Philips outlined the various assets which TuHURA asked for Kineta to maintain or dispose of prior to the closing of any potential transaction. Mr. Philips reviewed with the Strategic Transaction Committee in detail the various potential valuation alternatives which could be used to value Kineta for purposes of a potential transaction with TuHURA.

On September 18, 2024, Nasdaq informed Kineta that the Kineta Common Stock will be suspended from trading on Nasdaq at the opening of business on September 19, 2024.

On September 19, 2024, Kineta management informed Party N that it would not be moving forward with any proposed transaction.

On September 20, 2024, Kineta management informed Party J that it would not be moving forward with any proposed transaction.

On September 25, 2024, Kineta management answered diligence questions from HCRX via email.

From September 30, 2024 to October 31, 2024, Kineta management answered diligence questions from Pacira via email.

On October 1, 2024, Kineta and TuHURA management teams discussed the timing of a potential transaction via videoconference and the potential structure of a transaction.

On October 2, 2024, TuHURA exercised its right to extend the TuHURA Agreement and paid the Company $300,000 in Exclusivity Payments.

On October 4, 2024, Kineta announced that its KVA12123 abstract was accepted for poster presentation at Society for Immunotherapy of Cancer (SITC) 2024.

Also on October 4, 2024, Morgan, Lewis & Bockius LLP (“Morgan Lewis”), HCRX’s counsel, sent to Orrick and Kineta management an initial draft of the HCRX Asset Purchase Agreement. The draft included, among other things, (i) a list of assets related to the Partnered Programs that HCRX sought to purchase from Kineta; (ii) a list of excluded assets, assumed liabilities and excluded liabilities; (iii) the purchase price, which consisted of $1.00 as the base purchase price, the right to receive contingent payments and HCRX’s assumption of certain liabilities. The draft also included provisions related to contingent payment reports, patent prosecution and information rights and taxation. The draft also included representations and warranties, covenants, post-closing covenants, interim business conduct, closing conditions, and termination rights customary for a transaction similar to the Partnered Programs Asset Sale.

On October 8, 2024, Kineta announced the completion of enrollment in the monotherapy arm of the VISTA-101 Phase 1 clinical study in advanced solid tumors.

On October 9, 2024, Kineta management and HCRX discussed the HCRX Asset Purchase Agreement and open items related thereto and negotiated specific terms and tax consequences of the Partnered Programs Asset Sale via videoconference.

Also on October 9, 2024, Kineta management and GigaGen discussed diligence and structure of a potential transaction via videoconference.

On October 15, 2024, Kineta and TuHURA management teams discussed consideration payments and costs for the net settlement of the cash component of a potential transaction via videoconference.

Also, on October 15, 2024, Kineta management extended the exclusivity period to HCRX via email. On the same day, Orrick sent Morgan Lewis proposed revisions to the HCRX Asset Purchase Agreement draft, which, among other things, (i) added certain requirements related to HCRX’s obligation to deliver a contingent payment calculation notice to Kineta and Kineta’s right to audit such notice and related documents to verify payments due to Kineta; (ii) added Kineta’s right to be notified of any material modification to the contracts assigned under the HCRX Asset Purchase Agreement, provided such modifications do not affect contingent payments to Kineta; (iii) removed Kineta’s representation that all employees have executed proprietary information and confidentiality agreements and representation related to solvency; (iv) removed stockholder approval and consent of Genentech as conditions to closing; and (v) revised the Long-Stop Date as defined therein to January 31, 2025.

On October 18, 2024, TuHURA completed the reverse merger transaction with Kintara.

On October 24, 2024, Kineta and TuHURA management teams discussed staffing, scientific progress and pending press releases via videoconference.

On October 27, 2024, Dr. Bianco sent Mr. Philips a letter of intent for the acquisition of Kineta by TuHURA.

On October 28, 2024, Kineta and TuHURA management teams discussed deal structure via videoconference.

On October 29, 2024, Kineta and TuHURA management teams discussed transaction details, expense treatment and timeline of the transaction via videoconference.

Also on October 29, 2024, Mr. Philips sent Dr. Bianco comments to the previously received letter of intent.

On October 31, 2024, Dr. Bianco sent Mr. Philips a revised letter of intent.

On November 1, 2024, TuHURA and Foley, discussed terms of the transaction with Kineta via videoconference. On the same day, TuHURA and Kineta and their respective counsel engaged in another videoconference to discuss transaction structure, timeline and terms.

From November 3, 2024 through December 17, 2024, Kineta management and Orrick, at the direction of the Kineta Board of Directors and with the benefit of the views of the directors provided at the Kineta Board of Directors and Strategic Transaction Committee meetings, exchanged drafts and participated in discussions with Morgan Lewis regarding the terms of the HCRX Asset Purchase Agreement and related documents. The items negotiated with respect to the HCRX Asset Purchase Agreement and related documents included, among other things: specified liabilities due under the asset purchase agreement, tax-related provisions, distributions to Kineta stockholders of net proceeds from the Partnered Programs Asset Sale.

On November 4, 2024, Dr. Bianco sent Mr. Philips a revised letter of intent based on discussion with the parties and counsel on November 1, 2024.

On November 5, 2024, Dr. Bianco and Mr. Philips discussed the revised letter of intent, including finalizing terms relating to the capital deficit, holdback and breakup fee in the event TuHURA was not able to obtain financing for the transaction. Also on November 5, 2024, Mr. Philips sent Dr. Bianco a further revised letter of intent based on their earlier conversation.

On November 7, 2024, Dr. Bianco sent Mr. Philips a revised letter of intent.

Also on November 7, 2024, Kineta management and HCRX discussed tax consequences of the Partnered Programs Asset Sale via a telephone call.

On November 8, 2024, Kineta provided an update on its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123.

On November 9, 2024, a meeting of the Kineta Board of Directors was held via videoconference, which representatives of Kineta management and Orrick attended. At the meeting, Mr. Philips reviewed the letter of intent which had been negotiated by TuHURA regarding a potential transaction pursuant to which TuHURA would acquire Kineta for a combination of cash and stock of TuHURA. Mr. Philips indicated that the total consideration would be $35 million, comprised of $20 million of stock consideration of TuHURA and $15 million of cash consideration. Mr. Philips noted that the letter of intent provided that the cash consideration would be reduced by the previously funded exclusivity and extension fee of $5.3 million and would be offset by any cash needed to pay accounts payable by Kineta as the transaction was structured as a cash free / debt free deal. Mr. Vanderlaan of Orrick then discussed with the Kineta Board of Directors certain other transaction requirements, including a six-month holdback for $3 million of the stock consideration in the event of any undisclosed liabilities or warrant liabilities which occurred post-closing and that the transaction was otherwise structured as a “public-style” transaction where representations and warrants end at closing. Mr. Philips and a representative from Orrick then outlined various timing and other considerations relating to the disposition of other assets prior to the closing of the proposed transaction. Mr. Philips then discussed with the Kineta Board of Directors the status of discussions for potential acquirors of Kineta’s Partnered Programs.

On November 12, 2024, Kineta management discussed tax structure and consequences of the Partnered Programs Asset Sale with Morgan Lewis via a phone call.

On November 13, 2024, Kineta and TuHURA entered into a non-binding letter of intent, pursuant to which TuHURA proposed to acquire all of the outstanding equity interests of Kineta, by way of a merger transaction. Pursuant to the letter of intent, the parties agreed, among other things: (i) Kineta’s stockholders would be entitled to a mix of cash and stock consideration consisting of (x) up to $15 million in cash, reduced by $5.3 million previously paid pursuant to the Exclusivity Agreement and any liabilities paid prior to closing, and (y) $20 million of TuHURA Common Stock, $3 million of which would be held back for 6 months to cover undisclosed liabilities post-closing; (ii) other customary terms and conditions relating to the proposed transaction.

On November 14, 2024, members of the Orrick and Foley teams met via videoconference to discuss preliminary matters regarding the proposed transaction, including any outstanding obligations of the Company and responsibility for initial drafting of various transaction and disclosure documents, as well as the process for legal and confirmatory due diligence.

On November 21, 2024, Kineta management and Pacira discussed, via videoconference, the structure and timing of a Permitted Asset Disposition related to the sale of non-Program Assets given TuHURA and Kineta executed the non-binding letter of intent on November 13, 2024.

On November 22, 2024, Foley sent an initial draft of the Merger Agreement to Orrick, reflecting substantially the terms described above in TuHURA’s letter of intent. The draft included, among other things: (i) the calculation of the Merger Consideration; (ii) with respect to purchase price adjustments, an allowance for TuHURA to provide the closing schedule within 120 days of Closing and Kineta 30 days to review the same; (iii) requirement of a receipt of net proceeds of $35,000,000 from a financing by TuHURA as a condition to the closing of the Mergers; and (iv) that the termination right due to an outside date occurring before the completion of the Mergers would be set as July 31, 2025 and extension period of an additional 60 days if the SEC had not yet declared the registration statement effective before such date. The draft also included provisions related to exchange procedure, dissenting shares, representations and warranties, interim period covenants and other covenants, closing conditions, non-solicitation and termination rights and fiduciary exceptions customary for a transaction similar to the proposed transaction.

On November 25, 2024, TuHURA issued a press release announcing the entry into the letter of intent with Kineta, and Kineta filed as definitive additional materials the Current Report on Form 8-K which furnished a copy of TuHURA’s press release.

On November 25, 2024, the Kineta and TuHURA management teams discussed staffing, secondary products, clinical study and public announcements, via videoconference.

On November 25 and November 29, 2024, Kineta and TuHURA management teams discussed diligence and scientific review via videoconference.

On November 26, 2024 and December 4, 2024, Mr. Philips and Dr. Bianco further discussed terms of the proposed transaction via telephone calls.

Also on November 26, 2024, Kineta management introduced Party P, via email, to Kineta’s Lassa Fever (LHF535) program, which would constitute a Permitted Asset Disposition related to the sale of non-Program Assets given TuHURA and Kineta executed the non-binding letter of intent on November 13, 2024.

On November 27, 2024, Orrick sent a revised draft of the Merger Agreement to Foley, which, among other things, (i) revised the Company Fully Diluted Stock definition to distinguish between treatment of in-the-money and out-of-the money options; (ii) revised timing of delivery of the closing schedule to within 90 days of Closing and review of such schedule to 45 days; (iii) added carve outs to allow for the disposition of non-Program Assets (iv) added covenants regarding employee matters; (v) removed TuHURA stockholder approval of an increase of authorized shares of TuHURA Common Stock as a closing condition; (vi) revised the outside date for the termination right to April 30, 2025 and extension period if the SEC had not yet declared the registration statement effective to 30 days; and (vii) removed TuHURA’s right to terminate the Merger Agreement at any time prior to the Kineta Stockholder Approval being obtained if Kineta is in default of the CTF Agreement.

Also on November 27, 2024, Kineta management and GigaGen discussed, via email, diligence and timing of a Permitted Asset Disposition related to the sale of non-Program Assets given TuHURA and Kineta executed the non-binding letter of intent on November 13, 2024.

On December 2, 2024, Kineta management extended the exclusivity period to HCRX via email.

On December 3, 2024, a telephonic meeting was held between representatives from Kineta management, HCRX management, Orrick and Morgan Lewis, to discuss the remaining open points in the draft HCRX Asset Purchase Agreement. At this meeting, the parties discussed, among other things, the timing for execution of a definitive agreement, the handling of certain tax related matters, and updates to the patent portfolio.

On December 4, 2024, Kineta management sent to Party P a briefing document on the Lassa Fever (LHF535) program.

Also on December 4, 2024, Kineta management proposed selling the Lassa Fever (LHF535), a Permitted Asset Disposition, to Party K. Party K agreed to evaluate this opportunity on an accelerated basis.

Also on December 4, 2024, Kineta management and TuHURA management held further discussion regarding the terms of the Mergers.

On December 5, 2024, Foley sent a revised draft of the Merger Agreement to Orrick, which, among other things, (i) removed the requirement for holders of more than 5% of TuHURA Common Stock to sign the TuHURA Support Agreement; (ii) removed the covenant regarding employee matters; (iii) revised the outside date to June 1, 2025 and extension timeframe back to 60 days; (iv) added back TuHURA’s termination right in the event Kineta is in default of the CTF Agreement; and (v) added back TuHURA stockholder approval of an increase of authorized shares of TuHURA Common Stock as a closing condition.

Also on December 5, 2024, Kineta management and Pacira discussed the structure and economic expectations with respect to a Permitted Asset Disposition via videoconference.

On December 6, 2024, representatives from TuHURA management, Kineta management, Foley and Orrick held a videoconference meeting to discuss the remaining open points in the draft Merger Agreement and related documents. The parties discussed, among other things, (i) the calculation of Kineta’s net working capital; (ii) timing of transmission of TuHURA’s pro forma financial statements; (iii) Kineta’s potential negotiations with an investor; (iv) timeline of completion of the preliminary draft of the joint proxy statement/ prospectus; and (v) revisions to the Merger Agreement to create a separate right of payment for Kineta stockholders related to the non- Program Assets and disclaimers limiting any obligation or liability on TuHURA related to the Disposed Asset Payment Right.

Also on December 6, 2024, Kineta management and Party P had a non-confidential diligence call regarding the Lassa Fever (LHF535) asset via videoconference.

On December 8, 2024, a meeting of the Kineta Board of Directors was held via videoconference, which representatives of Kineta management and Orrick attended. During the meeting representatives from Orrick reviewed with the Kineta Board of Directors the duties of the members of the Kineta Board of Directors in considering the Merger Agreement and the transactions contemplated thereby under Delaware law. Representatives from Orrick presented an overview of the key provisions of the Merger Agreement and the details of certain ancillary agreements thereto, including the mechanics of the Merger Consideration, treatment of different types of Kineta’s securities, the signing and closing conditions to the consummation of the Mergers, the representations and warranties in the Merger Agreement, and certain interim period covenants. The Kineta Board of Directors also reviewed the terms of the CTF Agreement and the current issues being negotiated with respect to such agreement, including if it would include a security interest in Kineta’s assets. Orrick then reviewed with the Kineta Board of Directors the proposed board resolutions to approve the transaction and noted that the transaction would be approved by written consent following finalization of the Merger Agreement, with updates to be provided to the Kineta Board of Directors for any material changes other than as discussed at the meeting.

On December 9, 2024, Foley sent a revised draft of the Merger Agreement to Orrick, which, among other things, (i) added the covenant for Kineta to not commit any breach or material default under the covenants set forth in Article 5 of the CTF Agreement; (ii) revised the outside date to May 30, 2025 and the extension timeline to 60 days; (iii) removed prepaid expenses and other current assets from the calculation of the Net Working Capital Amount; and (iv) added certain requirements for agreements involving the disposition of non-VISTA assets.

Also on December 9, 2024, Kineta management and GigaGen discussed terms of a potential transaction for Kineta’s CD27 asset via videoconference.

On December 10, 2024, Orrick sent a revised draft of the Merger Agreement to Foley, which, among other things, (i) revised the outside date to April 30, 2025 and the extension period to 30 days; (ii) revised the definition of the amount of TuHURA’s loan to Kineta in connection with the Merger Agreement to propose that the first half of the $1,000,000 advanced to Kineta shall not be contingent on TuHURA’s receipt of proceeds from the Concurrent Investment and added up to $1,000,000 additional advancement from TuHURA to Kineta upon the Company’s request for ordinary-course expenses; and (iii) revised the definition of Net Working Capital Amount to account for the $322,993.56 in prepaid expenses in connection with Kineta’s Master Services Agreement with PPD Development, L.P.

Also on December 10, 2024, representatives from TuHURA management, Kineta management, Foley and Orrick held a videoconference meeting to discuss the remaining open points in the draft Merger Agreement and related documents.

Later on December 10, 2024, the parties continued via telephone calls to discuss certain issues including language regarding the Loaned Amount as well as details regarding the first payment from TuHURA to Kineta in connection with the Merger Agreement. Foley then sent a revised draft of the Merger Agreement to Orrick to further revise the definition of the Loaned Amount of the Merger Agreement to require that $250,000 of TuHURA’s first advancement to Kineta be contingent on TuHURA’s receipt of the proceeds from the Concurrent Investment and added a cap of $500,000 per month to the additional potential loaned amounts which would occur between March 1, 2025 and the Closing Date and required Kineta’s provision of proof of expense and that the parties would still then be working towards a closing in good faith. Orrick then confirmed that the Merger Agreement was in agreed form.

Later on December 10, 2024, the TuHURA Board of Directors held a meeting. Members of TuHURA’s management, as well as representatives of Leerink and Foley, were also in attendance. During the meeting, representatives from Leerink reviewed with the TuHURA Board of Directors its analysis with respect to the proposed merger with Kineta. Also during the meeting, representatives from Foley, reviewed with the TuHURA Board of Directors the materials summarizing the proposed substantially final terms of the Merger Agreement, which had previously been provided to the TuHURA Board of Directors. Following discussion, including the consideration of the factors described under the section entitled “The Mergers—Recommendation of the TuHURA Board of Directors; TuHURA’s Reasons for the Mergers”, the TuHURA Board of Directors unanimously: (i) determined that the Mergers and the other transactions contemplated by the Merger Agreement are in the best interests of TuHURA, (ii) approved the Merger Agreement, the Mergers and the issuance of shares of TuHURA Common Stock in connection with the Mergers and (iii) resolved to recommend that the holders of TuHURA Common Stock approve the authorized increase in the shares of TuHURA Common Stock (i.e., the Authorized Share Increase Proposal). The TuHURA Board of Directors further authorized and directed the officers of TuHURA to execute the Merger Agreement.

Following the discussion at the December 8, 2024 meeting of the Kineta Board of Directors and taking into consideration the reasons for the transactions, described in further detail in the section titled “Kineta’s Reasons for the Transactions”, on December 11, 2024 via written consent, the Kineta Board of Directors unanimously determined that the transactions contemplated by the Merger Agreement, including the Mergers, were fair to, advisable and in the best interests of, Kineta and the Kineta stockholders; approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Mergers; and determined to recommend, upon the terms and subject to the conditions of the Merger Agreement, that the Kineta stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the Mergers. Kineta management was directed to sign the Merger Agreement and the HCRX Asset Purchase Agreement once the final open items were resolved. Later that day, the parties finalized and executed the Merger Agreement and the related agreements.

On the morning of December 12, 2024, prior to the opening of trading on Nasdaq, TuHURA and Kineta issued a joint press release announcing the signing of the Merger Agreement and filed their respective Form 8-Ks.

Also on December 12, 2024, Kineta management answered further diligence questions from Pacira via email.

Also on December 12, 2024, Kineta management emailed Party K to discuss progress on related business development.

On December 13, 2024, Kineta management and Party K met to discuss internal business development on terms and interest of the potential asset sale for non-Program Assets.

On December 16, 2024, Party K notified the Company that it would not pursue the purchase of any of the non-Program Assets.

On December 16, 2024, Kineta renewed its directors and officers’ insurance policies for the period December 16, 2024 through December 16, 2025.

On December 17, 2024, Kineta management had a call with HCRX to discuss transaction details and the definitive agreement timing.

Also, on December 17, 2024, Kineta management had a call with GigaGen and Pacira separately to further discuss the specific terms and structure of Permitted Asset Dispositions.

On December 20, 2024, Kineta management held a call with HCRX to discuss the definitive agreement and open items to be included in the final agreement for the Partnered Programs Asset Sale.

On December 31, 2024, Kineta management held a diligence meeting with Pacira to discuss the clinical trial design and preclinical data for the KCP506 program. A subsequent discussion on the same day was also held to address the terms of the agreement and the timing.

On January 2, 2025, Kineta provided Pacira with a draft of the definitive agreement for the purchase of the KCP506 program.

On January 7, 2025, a meeting of the compensation committee of Kineta Board of Directors was held via videoconference, which representatives of Kineta management and a representative of Orrick attended. At this meeting, the compensation committee reviewed and approved the compensation-related matters associated with the Mergers, including the accelerated vesting of options held by Kineta management, accelerated vesting of options held by Kineta directors, retention bonus for remaining Kineta employees, and bonus and severance benefits for Kineta’s officers. For further information on the transaction bonuses payable to certain executive officers of Kineta, please see “Interests of Kineta’s Directors and Executive Officers in the Mergers” of this proxy statement/prospectus.

On January 8, 2025, Kineta Chronic Pain entered into an exclusivity agreement (“KCP506 Exclusivity Agreement”) with Pacira pursuant to which, among other things, Kineta Chronic Pain granted Pacira exclusive access to Kineta Chronic Pain’s information and personnel for due diligence regarding a potential transaction involving the acquisition and/or licensure of the worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from KCP506 and its development program. The exclusivity period lasts until the earlier of the execution of a definitive agreement or 11:59 p.m. Eastern Time on January 31, 2025, with a possible 15-day extension. During this period, Kineta agrees not to engaged in discussions or negotiations with third parties regarding competing transactions and must notify Pacira of any unsolicited offers. In return, Pacira paid Kineta Chronic Pain a non-refundable and non-creditable exclusivity payment of $50,000.

On January 29, 2025, Kineta and GigaGen entered into the GigaGen Agreement.

On February 4, 2025, Kineta Chronic Pain and Pacira entered into the Pacira Asset Purchase Agreement.

On February 4, 2025, Kineta and HCRX entered into the HCRX Asset Purchase Agreement.

In April 2025, TuHURA and Kineta began discussing one or more potential amendments to the Merger Agreement to help facilitate the completion of the Mergers, particularly in light of the financing needs associated with the potential transaction. The original Merger Agreement entered into on December 11, 2024 (the “Original Merger Agreement”) provided that the amount of the Concurrent Investment would need to be a minimum of $35.0 million in net proceeds, that the Closing Adjusted Cash Consideration would be calculated with an initial base amount of $15.0 million, that the Initial Share Consideration would be $15.0 million, that the Kineta Delayed Share Consideration would be an amount equal to $5.0 million, and that the Estimated Net Working Capital Deficit would not exceed $12.0 million. In March and April 2025, the parties discussed the implications of changes in the capital markets since the date of the Original Merger Agreement that have affected TuHURA’s ability to enter into a definitive agreement for a Concurrent Investment. They also discussed the ongoing costs and expenses of Kineta continuing to operate as a publicly traded company, the cash needs associated with Kineta’s ongoing KVA12123 trial and development program, and the extended period of time that will be needed to satisfy closing conditions and complete the Mergers.

Based on these discussions, on April 14, 2025, TuHURA delivered to Kineta a term sheet setting forth certain proposed amendments to the Merger Agreement relating to, among other things, the size of the Concurrent Investment, balance of cash and share consideration in the Mergers, the extension of the End Date, and the availability of additional loans to Kineta. After delivery of the term sheet, Kineta communicated that it was in substantial agreement and requested that TuHURA convert the term sheet into a draft amendment for further discussion and negotiations.

On April 22, 2025, TuHURA delivered to Kineta a draft of the First Amendment setting forth proposed amendments to the Merger Agreement, and on April 24, 2025, the CEOs and other representatives of TuHURA and Kineta, together with their respective counsel, held a virtual meeting during which they discussed and negotiated the terms and provisions of the First Amendment.

On April 25, 2025, the parties agreed in principle on a form of First Amendment that would provide for a reduction in the minimum size of the Concurrent Investment to $20 million in gross proceeds, a reduction of the base amount of Closing Adjusted Cash Consideration from $15 million to $12.0 million and a corresponding increase in the share consideration in the Mergers (split equally between the Initial Share Consideration and Kineta Delayed Share Consideration), and a reduction in the maximum working capital deficit that Kineta could have at the Closing from $12 million to $6 million. The First Amendment also changed the End Date from April 30, 2025, to June 30, 2025, but with a right of TuHURA to extend the End Date from June 30, 2025 to July 31, 2025, contingent on TuHURA advancing to Kineta an amount equal to $250,000 of operating capital. In the First Amendment, TuHURA also agreed to make additional loans available to Kineta in the amount of $250,000 to be advanced on or before May 15, 2025, as well as an additional advance of $250,000 to be made on or before June 3, 2025 contingent on TuHURA receiving certain financing or warrant exercise proceeds.

On May 2, 2025, the TuHURA Board of Directors approved the First Amendment by written consent, and on April 29, 2025, the Kineta Board of Directors approved the First Amendment by written consent. The parties to the Merger Agreement entered into the First Amendment on May 5, 2025.

Recommendation of the TuHURA Board of Directors; TuHURA’s Reasons for the Mergers

The TuHURA Board of Directors has unanimously determined that the Mergers are in the best interests of TuHURA; has approved and declared advisable the Merger Agreement, the Mergers, the issuance of shares of TuHURA Common Stock in connection with the Mergers, and the reincorporation of TuHURA from Nevada to Delaware. The TuHURA Board of Directors recommends that TuHURA stockholders vote “FOR” the Authorized Share Increase Proposal and vote “FOR” the Delaware Conversion Proposal.

In reaching its decision, the TuHURA Board of Directors consulted with TuHURA management, as well as TuHURA’s legal and financial advisors, and considered various information and a number of factors, weighing both perceived benefits of the Mergers as well as potential risks of the Mergers. The following discussion of the information and factors considered by the TuHURA Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered by the TuHURA Board of Directors in connection with its evaluation of the Mergers, the TuHURA Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described below, individual members of the TuHURA Board of Directors may have given different weight to different factors. The TuHURA Board of Directors considered this information as a whole and considered overall the information and factors to be favorable to, and in support of, its determinations and recommendation. Among the material information and factors favoring the merger and the other transactions contemplated by the Merger Agreement considered by the TuHURA Board of Directors were the following:

•

The TuHURA Board of Directors’ positive view, based on the scientific, regulatory and technical due diligence conducted by TuHURA’s management and advisors, of Kineta’s immuno-oncology pipeline including KVA12123, a novel VISTA blocking immunotherapy currently in a Phase 1/2 clinical trial in patients with advanced solid tumors, which provides a Phase 2 complementary technology with TuHURA’s current portfolio;

•

The expectation that the Mergers will result in meaningful synergies by combining key assets, capabilities, and intellectual property, as well as ongoing access to world-leading scientific and clinical collaborators, which is expected to deliver long-term value for stockholders;

•

The TuHURA Board of Directors’ consideration of the strategic fit with KVA12123, Kineta’s VISTA blocking immunotherapy, to continue developing novel technologies to overcome resistance to cancer immunotherapy;

•	The expectation that TuHURA will have greater expertise as well as intellectual property and technology access, which will allow TuHURA to accelerate product innovation and investment;

•	The expectation that TuHURA will have an increased product candidate portfolio;

•	The recommendation of the Mergers by TuHURA’s senior management team;

•

That the TuHURA Share Value is fixed and will not fluctuate in the event that the market price of Kineta Common Stock increases relative to the market price of TuHURA Common Stock between the date of the Merger Agreement and the consummation of the Mergers;

•	That TuHURA and Kineta are not required to seek any antitrust regulatory authority clearance or approval of the Mergers.

•	That TuHURA will continue to be led by the current strong, experienced TuHURA management team; and

•	That there are limited circumstances in which the Kineta Board of Directors may terminate the Merger Agreement or change its recommendation that Kineta stockholders approve the Merger Agreement

Proposal, and if the Merger Agreement is terminated by TuHURA as a result of a change in recommendation of the Kineta Board of Directors or by Kineta in order to enter into a definitive agreement with a third party providing for the consummation of a Superior Proposal, then in each case Kineta has agreed to pay TuHURA a termination fee of $1 million. For additional information, see the section entitled “The Merger Agreement—Termination”.

In addition to considering the factors described above, the TuHURA Board of Directors considered the following additional factors that weighed in favor of the Mergers:

•	historical information concerning TuHURA’s and Kineta’s respective businesses, financial condition, results of operations,

•	trading prices, positions in the industry, managements, competitive positions and prospects on stand-alone and forecasted combined bases; and

•

the current and prospective business environment in which TuHURA and Kineta operate, including international, national and local economic conditions and the competitive and regulatory environment, and the likely effect of these factors on TuHURA post-Mergers.

The TuHURA Board of Directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Mergers, including:

•

the risk that, because the TuHURA Share Value is fixed and will not fluctuate for changes in the market price of Kineta Common Stock or TuHURA Common Stock, the then-current trading price of the shares of TuHURA Common Stock to be issued to holders of shares of Kineta Common Stock upon the consummation of the Mergers could be significantly higher than the TuHURA Share Value ;

•	the risk that Kineta’s financial performance may not meet TuHURA’s expectations;

•

the risk that the Mergers may not be completed or may be delayed despite the parties’ efforts, including the possibility that conditions to the parties’ obligations to complete the Mergers may not be satisfied, and the potential resulting disruptions to TuHURA’s and Kineta’s businesses;

•

the potential challenges and difficulties in integrating the operations of TuHURA and Kineta and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated cost benefits of the Mergers, might not be realized or might take longer to realize than expected;

•	the possible diversion of management attention for an extended period of time during the pendency of the Mergers and, following Closing, the integration of the two companies;

•

the effect that the length of time from announcement of the Mergers until consummation of the Mergers could have on the market price of TuHURA Common Stock and the relationship with TuHURA’s employees, stockholders, customers, suppliers, regulators and others who do business with TuHURA;

•	the Kineta stockholders may not approve the Merger Agreement Proposal;

•	the substantial costs to be incurred in connection with the Mergers, including those incurred regardless of whether the Mergers are consummated;

•	that there are limited circumstances in which the TuHURA Board of Directors may terminate the Merger Agreement;

•

that TuHURA would be required to pay to Kineta a termination fee of $1,000,000 in the event the Merger Agreement were to be terminated because of TuHURA’s failure to close the Concurrent Investment and obtain gross proceeds not less than $20,000,000 therefrom before the outside date;

•	the potential impact on the market price of TuHURA Common Stock as a result of the issuance of the Merger Consideration to Kineta stockholders;

•	That certain executive officers and directors of TuHURA may have interests in the Mergers that may be different from, or in addition to, the interests of TuHURA stockholders generally; and

•	risks of the type and nature described under entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing description of TuHURA’s consideration of the factors supporting the Mergers is forward-looking in nature. This information should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Kineta Board of Directors; Kineta’s Reasons for the Transactions

On December 11, 2024, the Kineta Board of Directors unanimously:

•	determined that the Merger Agreement and the Mergers are fair to, and in the best interests of, Kineta and its stockholders;

•	approved and declared advisable the Merger Agreement and the Mergers;

•	directed the Merger Agreement be submitted for adoption at a meeting of Kineta stockholders; and

•	recommended that Kineta stockholders vote in favor of the adoption of the Merger Agreement;

ACCORDINGLY, THE KINETA BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT KINETA STOCKHOLDERS VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

In reaching its decision to approve and declare advisable the Merger Agreement, the Mergers, the HCRX Asset Purchase Agreement, the Pacira Asset Purchase Agreement, the GigaGen Agreement and the Asset Sales, the Kineta Board of Directors, as described in the section entitled “The Mergers—Background of the Transactions”, held a number of meetings, consulted with Kineta’s senior management and its outside legal, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Kineta and TuHURA. On December 11, 2024, after due consideration and consultation with Kineta’s senior management and outside legal counsel, the Kineta Board of Directors unanimously approved and declared advisable the Merger Agreement, and the Mergers and recommended that Kineta stockholders vote in favor of the adoption of the Merger Agreement.

In making its determination, the Kineta Board of Directors focused on a number of factors, including the following (which are not necessarily presented in order of their relative importance to the Kineta Board of Directors):

•

Stockholder Value: The transactions contemplated by the Merger Agreement provided the most value to Kineta’s stockholders overall, considering both the potential to provide immediate liquidity to stockholders from the proceeds of the Asset Sales and the potential for current Kineta stockholders to realize long-term value as stockholders of TuHURA following the Mergers;

•

Premium to Current Equity Price. The Merger Consideration to be paid by TuHURA consisting of a base cash amount of $9,005,000 (consisting of a value of $15,000,000 minus the $5,995,000 advanced to Kineta under the Exclusivity Agreement) and $20 million of TuHURA Common Stock (less the sum of Kineta’s working capital deficit at the closing of the Mergers and any working capital loans made by TuHURA to Kineta between the signing of the Merger Agreement and closing of the Mergers), which implied an equity value of $2.28 per share of Kineta Common Stock, based on TuHURA’s closing stock price on November 25, 2024, the last full trading day prior to the announcement of a potential transaction and Kineta’s outstanding shares as of the same date, would provide Kineta stockholders with the opportunity to receive approximately a 625% premium over the closing price of $0.365 per share of Kineta Common Stock on November 25, 2024, the last full trading day prior to the announcement of a potential transaction.

•

Future Appreciation. The Mergers and the Merger Consideration offered in connection therewith will provide Kineta stockholders with ownership of approximately 7% of TuHURA on a pro forma basis (see the section “Unaudited Pro Forma Condensed Combined Financial Information—Notes to Unaudited Pro Forma Condensed Combined Financial Information” for additional information regarding the calculation of stockholder ownership post-Mergers) and, therefore, allow Kineta stockholders to participate through the stock portion of the consideration in any appreciation in the equity value of TuHURA, including as a result of the synergies expected to result from the Mergers.

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Strategic Benefits. The Mergers provide compelling strategic and financial benefits in which Kineta stockholders would participate through the stock portion of the Merger Consideration, including the expectation of the Kineta Board of Directors that the transaction will provide TuHURA with a meaningful additional product asset which can be used to derisk its future commercial product pipeline.

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TuHURA’s Business Condition and Prospects. The information and discussions with Kineta’s senior management regarding their diligence review of TuHURA’s business, assets, financial condition, results of operations, current business strategy and prospects, including the historical operational and market performance of TuHURA, the size and scale of TuHURA and the expected pro forma effect of the Mergers on TuHURA.

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Business Environment. The current and prospective business environment in which Kineta and TuHURA operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Kineta and TuHURA.

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Extensive Negotiations. The Merger Consideration reflected extensive negotiations between Kineta and TuHURA and their respective advisors, and the belief of the Kineta Board of Directors that the Merger Consideration represents the best proposal and economic value available to Kineta’s stockholders.

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Regulatory Matters. The Kineta Board of Directors’ view, after consultation with Kineta’ senior management and Orrick, Herrington & Sutcliffe, concerning the likelihood that regulatory approvals and clearances necessary to consummate the Mergers would be obtained.

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Kineta’s Cash Position. The Kineta Board of Directors also considered the risks and challenges facing Kineta as a result of its current cash position and that, as a standalone company, Kineta would need to seek substantial additional funding through future equity, royalty and/or debt financings or additional collaborations or strategic partnerships, and any such fundraising could require Kineta to enter into restrictive covenants, might only be available on unfavorable terms or might not be available at all. The Kineta Board of Directors also considered the difficult financing environment and limited financing alternatives for clinical-stage biopharmaceutical companies such as Kineta and the low likelihood that third parties would be interested in providing equity financing to Kineta in the current economic environment that would not be significantly dilutive to existing Kineta stockholders. The Kineta Board of Directors weighed the certainty of realizing a substantial value for shares of Kineta Common Stock in the Mergers compared to the uncertainty that trading values would approach the value of the Merger Consideration in the foreseeable future and the substantial risk and uncertainty associated with Kineta and its business as a clinical-stage biopharmaceutical company (including the risk factors set forth in Kineta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024).

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Kineta’s Liquidation Prospects. In connection with the evaluation of the Mergers by the Kineta Board of Directors, Kineta management prepared an analysis with respect to the estimated value of the liquidation or dissolution of Kineta as a potential alternative to the Mergers, including for such purposes Kineta’s estimated cash position at the time of the potential dissolution or liquidation, Kineta’s estimated expenses in connection with any such liquidation or dissolution, and the amount of cash available to be distributed to Kineta’s stockholders in connection with any such proposed future dissolution or liquidation. The Kineta Board of Directors undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the Kineta Board of Directors concluded that no alternatives to the Mergers (including a liquidation or dissolution of Kineta to distribute any available cash) were reasonably likely to create greater value to the Kineta stockholders.

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Consideration of Strategic Alternatives. The Kineta Board of Directors took into account its review of strategic alternatives and opportunities available to Kineta, including the risks and benefits of continuing to operate as an independent public company in its current configuration, pursuing acquisitions or licensing transactions as an independent public company and pursuing alternative strategic transactions, including the discussions that Kineta’s management, Kineta’s Representatives and the Kineta Board of Directors had in previous years with other potential strategic transaction candidates.

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Terms of the Agreements. The review by the Kineta Board of Directors with its advisors of the structure of the Transactions and the financial and other terms of the Merger Agreement, the HCRX Asset Purchase Agreement, the Pacira Agreement, and the GigaGen Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations to complete the Transactions and the termination provisions as well as the likelihood of consummation of the Transactions and the evaluation of the Kineta Board of Directors of the likely time period necessary to complete the Transactions. The Kineta Board of Directors also considered the following specific aspects:

With respect to the Merger Agreement:

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the limited number of closing conditions included in the Merger Agreement, including the exceptions to the events that would constitute a Material Adverse Effect on Kineta for purposes of the Merger Agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•	the ability of Kineta stockholders to approve or reject the Mergers by voting on the adoption of the Merger Agreement;

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the requirement to not acquire or dispose of assets or otherwise taking any other action that would limit Kineta’s or TuHURA’s freedom of action, except for a Permitted Asset Disposition, the disposition of the Non-VISTA Assets or the disposition or dissolution of Kineta Chronic Pain, LLC, a Washington limited liability company;

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the fact that the Kineta Board of Directors has the right, after complying with specified covenants and prior to the Kineta stockholder approval being obtained, to change its recommendation to the Kineta stockholders that they vote in favor of the adoption of the Merger Agreement if the Kineta Board of Directors determines in good faith after consultation with Kineta’s outside legal counsel and financial advisors, that as a result of a Superior Proposal or certain intervening events the failure to change its recommendation would be inconsistent with its fiduciary duties to Kineta’s stockholders under applicable Delaware law;

•	the requirement that, in the event of the termination of the Merger Agreement under certain circumstances, TuHURA will pay Kineta a termination fee of $1,000,000; and

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Kineta’s right to terminate the Merger Agreement under certain circumstances, including in order to accept and enter into a definitive agreement with respect to an unsolicited Superior Proposal in certain circumstances, subject to providing TuHURA an opportunity to match such offer prior to taking such action and payment to TuHURA of a termination fee of $1,000,000 if the Merger Agreement is so terminated, which amount the Kineta Board of Directors believes to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions.

With respect to the agreements related to the Asset Sales:

•	the reasonableness of the nature of the liabilities to be assumed by each of HCRX, Pacira and GigaGen following consummation of the Asset Sales;

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the number and the nature of the conditions to Kineta’s obligation to consummate the Asset Sales and the risk of non-satisfaction of such conditions as well as the likelihood that the Asset Sales will be consummated on a timely basis; and

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the belief that the terms of each of the HCRX Asset Purchase Agreement, the Pacira Asset Purchase Agreement, and the GigaGen Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

The Kineta Board of Directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Transactions, including:

•	the risk to Kineta’s financial results in the event that one or both of the Transactions is not consummated, including the risk of Kineta needing to liquidate the company;

•	the risk that TuHURA’s financial performance may not meet Kineta’s expectations, including any contraction of trading multiples of TuHURA stock during the pendency of the Transaction;

•	the impact of external factors on TuHURA’s financial performance and/or trading multiples, including changes in regulation and other macroeconomic and political factors;

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the difficulties and management challenges inherent in completing the Mergers and integrating the business, operations and workforce of Kineta and TuHURA and the risk of not capturing all the anticipated synergies and the risk that other anticipated benefits of the Mergers might not be realized;

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the amount of time it could take to complete the Mergers, including that completion of the Mergers depends on factors outside of Kineta’s or TuHURA’s control, and the risk that the pendency of the Mergers for an extended period of time following the announcement of the execution of the Merger Agreement could have an adverse impact on Kineta or TuHURA, including their respective customer, supplier and other business relationships;

•	the possible diversion of management attention for an extended period of time during the pendency of the Mergers;

•	the risk that, despite the retention efforts of Kineta and TuHURA prior to the consummation of the Mergers, Kineta and TuHURA may lose key personnel;

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the provisions of the Merger Agreement that prohibit Kineta from soliciting other acquisition proposals and the potential payment to TuHURA by Kineta of a termination fee of $1,000,000, as described in the section entitled “The Merger Agreement—Termination Fees”;

•	that certain provisions of the Merger Agreement, including the $1,000,000 termination fee, may have the effect of discouraging alternative proposals to acquire Kineta;

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the risk that if TuHURA fails to complete the Mergers as a result of a breach of the Merger Agreement in certain circumstances, remedies may be limited to the termination fee of $1,000,000, as described in the section entitled “The Merger Agreement—Termination Fees”, which may be inadequate to compensate Kineta for the damage caused, and if available, other rights and remedies may be expensive and difficult to enforce, and the success of any such action may be uncertain;

•	the potential for litigation relating to the Mergers and the associated costs, burden and inconvenience involved in defending those proceedings;

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the restrictions in the Merger Agreement on the conduct of Kineta’s business during the period between execution of the Merger Agreement and the consummation of the Mergers, including that Kineta must conduct its business only in the ordinary course, subject to specific limitations, and a prohibition on Kineta entering into mergers and acquisitions, which could negatively impact Kineta’s ability to pursue certain business opportunities or strategic transactions;

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the risk that regulatory agencies may delay, object to and challenge the Mergers or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of Kineta or TuHURA; see the section entitled “The Mergers—Regulatory Approvals and Related Matters”;

•	the risk that the Merger Consideration will be adjusted if Kineta’s net cash at Closing is reduced resulting in current Kineta equity holders owning a smaller percentage of TuHURA after Closing;

•	the risk that the Merger Consideration to be received by Kineta stockholders may be fully taxable for U.S. federal income and other tax purposes; and

•	the risks of the type and nature described in the section entitled “Risk Factors” and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

The Kineta Board of Directors considered all these factors as a whole and, on balance, concluded that they supported a favorable determination to approve the Merger Agreement and to make its recommendations to Kineta stockholders.

In addition, the Kineta Board of Directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Kineta stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Mergers described in the section entitled “Interests of Kineta’s Directors and Executive Officers in the Mergers” and the obligation of the Surviving Company to indemnify Kineta directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the Kineta Board of Directors considered is not intended to be exhaustive, but rather is meant to include many of the material factors that the Kineta Board of Directors considered. The Kineta Board of Directors collectively reached the conclusion to approve the Merger Agreement and the Mergers in light of the various factors described above and other factors that the members of the Kineta Board of Directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Kineta Board of Directors considered in connection with its evaluation of the Mergers, the Kineta Board of Directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Kineta Board of Directors. In considering the factors discussed above, individual directors may have given different weights to different factors. The Kineta Board of Directors carefully considered all of the factors described above as a whole.

The foregoing descriptions of Kineta’s consideration of the factors supporting the Mergers are forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Completion and Effectiveness of the Mergers

The Merger Agreement provides that the completion of the Mergers will take place at 9:00 a.m., Eastern Time, no later than the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable law, waiver of the last to be satisfied or waived closing conditions outlined below (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions), remotely by electronic exchange of documents or at such other date, time or place as mutually agreed to in writing by TuHURA and the Company.

The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of DGCL, at the Effective Time, Merger Sub I and the Company will consummate the First Merger, pursuant to which Merger Sub I shall be merged with and into the Company, following which the separate corporate existence of Merger Sub I will cease, and the Company will continue as the Surviving Entity and as a direct, wholly-owned subsidiary of TuHURA (provided, that, references to the Company for periods after the Effective Time until the Second Effective Time will include the Surviving Entity). At the Second Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL and the DLLCA, the Surviving Entity will be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Entity will cease, and Merger Sub II will continue as the Surviving Company after the Second Merger and as a direct, wholly-owned subsidiary of TuHURA (provided, that the references to the Company or the Surviving Entity for periods after the Second Effective Time will include the Surviving Company).

Upon the terms and subject to the conditions of the Merger Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub I will cause the First Merger to be consummated by filing the certificate of merger with respect to the First Merger in accordance with the relevant provisions of DGCL (the “First Certificate of Merger” ) with the Delaware Secretary of State (the time of such filing or such later time as may be agreed in writing by the Company and TuHURA and specified in the First Merger being the “Effective Time” ). As soon as practicable following the Effective Time and in any case on the same day as the Effective Time, the Surviving Entity and Merger Sub II will cause the Second Merger to be consummated by filing the certificate of merger with respect to the Second Merger in accordance with the relevant provisions of DGCL and DLLCA (the “Second Certificate of Merger”) with the Delaware Secretary of State (the time of such filing, or such later time as may be agreed in writing by the Company and TuHURA and specified in the Second Certificate of Merger, being the “Second Effective Time” ).

U.S. Federal Securities Law Consequences

Assuming the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shares of TuHURA Common Stock issued in the Mergers will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of TuHURA Common Stock issued to any Kineta stockholder who may be deemed an “affiliate” of TuHURA after the completion of the Mergers. This joint proxy statement/prospectus does not cover resales of TuHURA Common Stock received by any person upon the completion of the Mergers, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale of TuHURA Common Stock.

Accounting Treatment

The Mergers will be accounted for by applying the acquisition method of accounting for business combinations under U.S. GAAP. Under this method, TuHURA is expected to be the accounting acquirer. Accordingly, pursuant to U.S. GAAP, TuHURA will allocate the purchase consideration to the identified tangible and intangible assets and liabilities acquired from Kineta based on their fair value, with limited exceptions, as of the Closing Date, with any excess recorded to goodwill.

Exchange and Payment

Prior to the Effective Time, TuHURA and Merger Sub I will enter into an agreement (in a form reasonably acceptable to Kineta) with such bank or trust company reasonably acceptable to Kineta to act as Exchange Agent in connection with the Mergers, to handle the exchange of shares of Kineta Common Stock for the Merger Consideration. The Merger Agreement provides that, at or promptly after the Effective Time, TuHURA will cause to be deposited with the Exchange Agent: (i) an aggregate number of shares of TuHURA Common Stock issuable as Merger Consideration for shares of Kineta Common Stock to be issued in book-entry form; and (ii) an aggregate amount of cash, in each case, comprising approximately the amounts required to be delivered pursuant to the Merger Consideration in respect of shares of Kineta Common Stock, including cash paid in lieu of fractional shares. At the Effective Time, shares of Kineta Common Stock (other than Excluded Shares and Dissenting Shares) will be canceled, retired and will cease to exist and will represent only the right to receive the Merger Consideration.

Listing of TuHURA Common Stock; Deregistration of Kineta Common Stock

TuHURA has agreed to use its reasonable best efforts to cause the shares of TuHURA Common Stock to be issued to Kineta stockholders in the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance. Under the Merger Agreement, prior to the Effective Time, Kineta has agreed to cooperate with TuHURA and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable legal requirements to enable the deregistration of the Kineta Common Stock under the Exchange Act and the withdrawal of any active registration statements of Kineta under the Securities Act as promptly as practicable after the Effective Time, provided, however, that such deregistration and termination shall not be effective until after the Effective Time as of the Closing Date.

Litigation Related to the Mergers

Stockholders may file lawsuits challenging the Mergers, which may name TuHURA, Kineta, members of the boards of directors of TuHURA or Kineta, or others as defendants.

No assurance can be made as to the outcome of such lawsuits, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with the litigation of any claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Mergers on the agreed-upon terms, such an injunction may delay the completion of the Mergers or may prevent the Mergers from being completed altogether.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following discussion summarizes certain material provisions of the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. TuHURA and Kineta urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes, before making any decisions regarding the Mergers.

The Merger Agreement has been included to provide you with information regarding its terms, and TuHURA and Kineta recommend that you read the Merger Agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Mergers, TuHURA and Kineta do not intend for the Merger Agreement to be a source of factual, business or operational information about TuHURA, Kineta or the Merger Subs. The representations and warranties described below and included in the Merger Agreement were made by TuHURA and Kineta to each other as of specific dates. The assertions contained in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by TuHURA and Kineta in connection with negotiating the terms of the Merger Agreement, which you should consider as you read the representations and warranties in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information TuHURA and Kineta filed with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that TuHURA and Kineta delivered to each other in connection with the execution of the Merger Agreement. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to TuHURA stockholders or to Kineta stockholders, and the representations and warranties may have been used for the purpose of allocating risk between TuHURA and Kineta rather than establishing matters as facts.

Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about TuHURA and Kineta, and you should read the information provided elsewhere in this joint proxy statement/prospectus regarding TuHURA and Kineta and their respective businesses.

The Mergers; Certificate of Incorporation and Bylaws; Directors and Officers

On December 11, 2024, TuHURA, the Merger Subs, the Company and the Stockholders Representative solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta, entered into the Merger Agreement. The Merger Agreement was amended by the parties by entering into the First Amendment on May 5, 2025.

Upon the terms and subject to the conditions set forth in the Merger Agreement, (a) Merger Sub I will merge with and into the Company in the First Merger, with the Company being the surviving corporation of the First Merger and sometimes referred to as the Surviving Entity and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II in the Second Merger, with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the Surviving Company). The Mergers will have the effects set forth in the Merger Agreement and the applicable provisions of the DGCL and DLLCA. At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Entity shall be amended and restated so that they read in their entirety the same as the certificate of incorporation and bylaws of Merger Sub I as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub I shall be automatically amended and shall become references to the Surviving Entity, and, as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving

Entity until thereafter amended in accordance with its terms and as provided by applicable law. At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub II shall be the certificate of formation and operating agreement of the Surviving Company, until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Company and as provided by applicable law.

The Company will take all lawful actions such that, from and after the Effective Time, the directors of the Surviving Entity will be the directors of Merger Sub I immediately prior to the Effective Time and the officers of the Surviving Entity are such individuals as are mutually agreed by the parties, each to hold office in accordance with the certificate of incorporation and the bylaws of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The Surviving Company will take all lawful actions such that, from and after the Second Effective Time, the officers of the Surviving Company will be the directors and officers of the Surviving Entity in office immediately prior to the Second Effective Time, each to hold office as provided in the limited liability company agreement of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Completion and Effectiveness of the Mergers

The completion of the Mergers will take place at 9:00 a.m., Eastern Time, no later than the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable law, waiver of the last to be satisfied or waived closing conditions outlined below (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions), remotely by electronic exchange of documents or at such other date, time or place as mutually agreed to in writing by TuHURA and the Company.

Upon the terms and subject to the conditions of the Merger Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub I will cause the First Merger to be consummated by filing the First Certificate of Merger with the Delaware Secretary of State (the time of such filing or such later time as may be agreed in writing by the Company and TuHURA and specified in the First Merger being the Effective Time ). As soon as practicable following the Effective Time and in any case on the same day as the Effective Time, the Surviving Entity and Merger Sub II will cause the Second Merger to be consummated by filing the Second Certificate of Merger with the Delaware Secretary of State (the time of such filing, or such later time as may be agreed in writing by the Company and TuHURA and specified in the Second Certificate of Merger, being the Second Effective Time).

Merger Consideration

At the Effective Time, each Share of Kineta Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will thereupon be converted automatically into and will thereafter represent the right to receive, without interest, (x) the number of validly issued, fully paid and non-assessable shares of TuHURA Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration and (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right. As of the Effective Time, all shares of Kineta Common Stock will no longer be outstanding, will automatically be canceled and will cease to exist, and will thereafter only represent the right to receive the Merger Consideration, if any, without interest, and in each case, the right, if any, to receive cash in lieu of fractional shares into which such shares of Kineta Common Stock have been converted into TuHURA Common Stock pursuant to the Merger Agreement.

No fractional shares of TuHURA Common Stock will be issued upon the conversion of shares of Kineta Common Stock pursuant to the Merger Agreement. Each holder of shares of Kineta Common Stock who would otherwise have been entitled to receive a fraction of a share of TuHURA Common Stock (after aggregating all shares of TuHURA Common Stock issuable to such holder) will receive, in lieu thereof and upon surrender thereof, a cash payment, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of TuHURA Common Stock based on the TuHURA Share Value.

The Delayed Per Share Stock Consideration will be paid by TuHURA to the Exchange Agent on the later of (a) the six (6) month anniversary of the Closing Date and (b) if there is an engagement of the Accounting Firm (as defined and discussed below), three (3) Business Days following the date of the Determination (as defined and discussed below).

If any cash payment is received as a result of a Disposed Asset Payment Right within three (3) years of the Closing Date, (a) holders of shares of Kineta Common Stock will be entitled to receive cash equal to the Disposed Asset Payment Right and (b) the period to which additional payments of cash may be received will be extended to six (6) years from the Closing Date; provided the Exchange Agent’s fees for managing the disbursement of any cash pursuant to the Disposed Asset Payment Right is paid by deduction of the fee payable to the Exchange Agent from the initial payment amounts disbursed to the holders of hares of Kineta Common Stock.

Kineta Net Working Capital

For purposes of determining the Merger Consideration, Kineta’s Net Working Capital Amount (which can be positive or negative) means the difference of (A) Closing Cash and Cash Equivalents, plus (B) Three Hundred Twenty-Two Thousand Nine Hundred Thirty-Three Dollars ($322,933) for prepaid expenses in connection with Kineta’s trials minus (C) Closing Liabilities and Debt, minus (D) Unpaid Company Transaction Expenses, in each case determined as of 12:01 a.m. Eastern Time on the Closing Date in accordance with U.S. GAAP and using the policies, conventions, methodologies and procedures used by the Company in preparing the Company Unaudited Financial Statements (to the extent consistent with U.S. GAAP). “Cash and Cash Equivalents” means cash and investment securities with original maturities of ninety (90) days or less determined in accordance with U.S. GAAP, but excluding restricted cash, if any, using, to the extent consistent therewith, the policies, conventions, methodologies and procedures used by the Company in preparing its unaudited financial statements. For the avoidance of doubt, (i) cash shall be increased by the amount of deposits or other payments received by the Company but not yet credited to the bank accounts of the Company, and (ii) cash shall be reduced by the amount of any outstanding checks or other payments issued by the Company but not yet deducted from the bank accounts of the Company. “Closing Liabilities and Debt” means the aggregate amount of all liabilities and debt of the Company as of 12:01 a.m. Eastern Time on the Closing Date, but does not include the exclusivity payments made pursuant to the Exclusivity Agreement and the payments of the charges and expenses incurred by TuHURA or the Surviving Company, including those of the Exchange Agent, in connection with the exchange of shares of Kineta Common Stock for Merger Consideration. “Unpaid Company Transaction Expense” means the aggregate amount (without duplication) of all costs, fees and expenses incurred by the Company or any of its subsidiaries, or for which the Company or any of its subsidiaries are or may become liable in connection with the transactions contemplated hereby and the negotiation, preparation and execution of the Merger Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the transactions contemplated hereby, including certain fees and disbursements as outlined in the Merger Agreement, (a) only to the extent such amounts have not been paid by the Company prior to the Closing, or (b) to the extent not otherwise accounted for in the calculation of Net Working Capital Amount as a reduction to such amount. Such fees and disbursements shall not include any fees, expenses or disbursements incurred by TuHURA, or by the Surviving Company which are on behalf of TuHURA, including any advisory fee and the fees and expenses of TuHURA’s attorneys, accountants and other advisors.

Calculation of Kineta Net Working Capital

No later than two Business Days before the Closing Date, the Company will deliver to TuHURA and the Stockholders Representative, the Company’s estimates, along with reasonable supporting detail thereof, of the Closing Liabilities and Debt (the “Estimated Closing Liabilities and Debt”), Unpaid Company Transaction

Expenses (the “Estimated Unpaid Company Transaction Expenses”), the Closing Net Working Capital Amount (the “Estimated Net Working Capital Amount”) (including a reasonably detailed description of each component thereof) and, based upon such Estimated Net Working Capital Amount, the difference between the Estimated Net Working Capital Amount and the Targeted Net Working Capital Amount (such surplus, if applicable, the “Estimated Net Working Capital Surplus” and such deficit, if applicable, the “Estimated Net Working Capital Deficit”), such estimates to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent unaudited financial statements in connection with the filing of its most recent quarterly report on Form 10-Q to the extent consistent with U.S. GAAP. Based on such estimates and prior to Closing, the Company and TuHURA will in good faith calculate and mutually agree on estimates of such amounts to be used for purposes of determining the Closing Adjusted Cash Consideration for purposes of Closing.

As promptly as practicable, but in no event later than ninety (90) days following the Closing Date, TuHURA will cause the Surviving Company, to deliver to the Stockholders Representative a schedule (the “Closing Date Schedule”), along with reasonable supporting detail thereof, setting forth in reasonable detail the Surviving Company’s calculation of Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses, such calculations to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing the its unaudited financial statements to the extent consistent with U.S. GAAP.

If the Stockholders Representative disputes the calculation of any of Closing Liabilities and Debt, Closing Net Working Capital Amount, or Unpaid Company Transaction Expenses set forth in the Closing Date Schedule, then the Stockholders Representative shall deliver a written notice (a “Dispute Notice”) to TuHURA at any time during the 45-day period (the “Review Period”) commencing upon receipt by the Stockholders Representative of the Closing Date Schedule. The Dispute Notice shall set forth the basis and amount for each dispute of any such calculation in reasonable detail together with relating supporting documentation and calculations, as well as the alternative calculation with respect to each of the components of the Closing Date Schedule. If the Stockholders Representative does not properly deliver a Dispute Notice to the Surviving Company prior to the expiration of the Review Period, TuHURA’s calculation of Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule shall be deemed final and binding on TuHURA, the Surviving Company, the Stockholders Representative and the stockholders of the Company immediately prior to the Effective Time. If the Stockholders Representative delivers a Dispute Notice to TuHURA prior to the expiration of the Review Period, then the Stockholders Representative and TuHURA shall negotiate in good faith to reach agreement on Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses.

If the Stockholders Representative and TuHURA are unable to reach agreement on Closing Liabilities and Debt, Closing Net Working Capital Amount, and Unpaid Company Transaction Expenses within thirty (30) days after the end of the Review Period either party shall have the right to refer such dispute to BDO USA, P.C., or if BDO USA, P.C. declines to serve, such other nationally or regionally recognized independent accounting firm that is mutually agreed upon in writing by TuHURA and the Stockholders Representative, (such firm, or any successor thereto, being referred to herein as the “Accounting Firm”) for resolution after such 30-day period, provided, that the parties may mutually agree in writing to extend such period before the dispute is referred to the Accounting Firm. In connection with the resolution of any such dispute by the Accounting Firm: (A) each of TuHURA and the Stockholders Representative shall have a reasonable opportunity to meet with the Accounting Firm; (B) the Accounting Firm shall determine Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses within thirty (30) days of such referral and upon reaching such determination shall deliver a copy of its calculations (the “Determination”) to the Stockholders Representative and TuHURA; and (C) the Determination made by the Accounting Firm of Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses shall be final and binding on TuHURA, the Surviving Company, the Stockholders Representative and the stockholders of the Company immediately prior to the Effective Time, absent manifest error. The fees and expenses of the

Accounting Firm shall be borne by TuHURA and the Stockholders Representative (on behalf of the stockholders of the Company immediately prior to the Effective Time) in proportion to how close each party’s position was to the Determination of the Accounting Firm.

Adjustments to Prevent Dilution

If at any time during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change.

Agreements relating to Kineta Stock Options and Kineta Warrants

At the Effective Time:

•

each In-the-Money Company Stock Option that is vested or unvested and held by a Person will be entitled to exercise such In-the-Money Company Stock Option as set forth in the applicable Optionholder Treatment Agreement and, upon such exercise, will be entitled to receive the Merger Consideration;

•	each Out-of-the-Money Company Stock Option held by a Person will be canceled and extinguished for no consideration;

•

the Pre-2023 Company Warrants will terminate upon their terms if such Pre-2023 Company Warrants are not previously exercised (if the Pre-2023 Company Warrants are exercised prior to the Effective Time, as a holder of shares of Kineta Common Stock, the holder of such former Pre-2023 Company Warrants will be entitled to receive the Merger Consideration); and

•	the 2023 Company Warrants will be entitled to the benefits as set forth in the applicable Warrantholder Treatment Agreement.

Exchange and Payment

Prior to the Effective Time, TuHURA and Merger Sub I will enter into an agreement (in a form reasonably acceptable to Kineta) with such bank or trust company reasonably acceptable to Kineta to act as Exchange Agent in connection with the Mergers. The Merger Agreement also provides that TuHURA will deposit with the Exchange Agent: (i) an aggregate number of shares of TuHURA Common Stock to be issued in book-entry form and (ii) an aggregate amount of cash, in each case, comprising approximately the amounts required to be delivered pursuant to the Merger Agreement in respect of shares of Kineta Common Stock, including cash paid in lieu of fractional shares.

Representations and Warranties

TuHURA and Kineta made representations and warranties in the Merger Agreement regarding themselves and their respective subsidiaries that may be subject to limitations agreed upon by the contracting parties not set forth in the Merger Agreement.

The customary representations and warranties made by each of TuHURA, Merger Subs and Kineta relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, including corporate standing;

•	qualification to do business under applicable law and corporate power;

•	capital structure and equity securities;

•	financial statements and public SEC filings;

•	absence of undisclosed liabilities;

•	legal proceedings and orders;

•	authority to enter into and to perform obligations under the Merger Agreement and to complete the transactions contemplated thereby;

•

the completion of the transactions contemplated by the Merger Agreement not contravening applicable organizational documents or laws; legal requirements; orders or governmental authorizations; contracts and permits or licenses, registrations and other qualifications;

•	broker’s fee or commission; and

•	absence of other representations and warranties.

The customary representations and warranties made solely by Kineta relate to the following subject matters, among other things:

•	absence of certain changes, events and actions between, with December 31, 2023, and the date of the Merger Agreement;

•	compliance with legal requirements;

•	employee benefit plans;

•	employment and labor matters;

•	environmental matters;

•	tax matters;

•	material contracts, including the validity and effectiveness of those contracts and the absence of material breaches of or defaults under those contracts;

•	insurance;

•	title to tangible personal property and leasehold interests in leased properties;

•	intellectual property;

•	anti-takeover statutes and regulations and absence of a stockholder rights plan;

•	absence of related person transactions.

•	compliance with the Foreign Corrupt Practices Act and laws related to export controls and economic sanctions;

•	compliance with health care laws; and

•	data privacy and security;

The customary representations and warranties made solely by TuHURA and Merger Subs relate to the following subject matters, among other things:

•	capitalization and absence of prior operations of Merger Subs; and

•	TuHURA having sufficient funds available to consummate the Mergers (assuming receipt of the Concurrent Investment).

Several of the representations, warranties, closing conditions and termination provisions contained in the Merger Agreement are qualified by or refer to the concept of a material adverse effect. For purposes of the

Merger Agreement, a “Material Adverse Effect” on Kineta means any event, change, circumstance, occurrence or effect that would, individually or in the aggregate, have a material adverse effect (A) on the assets (taken as a whole), business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, other than any event, change, circumstance, occurrence or effect arising out of, attributable to or resulting from, alone or in combination:

(1) changes in general economic, financial market, business or geopolitical conditions;

(2) general changes or developments in any of the industries in which the Company or its subsidiaries operate;

(3) any epidemic, pandemic, disease outbreak or other public health-related event, natural disasters (including, but not limited to, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, changes in weather),or calamities and other force majeure events;

(4) changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof;

(5) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect);

(6) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving risk to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect);

(7) any outbreak or escalation of hostilities, any acts of war, cyber terrorism, cyber-attacks, cyber intrusion, or terrorism or any other national or international calamity, crisis or emergency;

(8) the announcement or pendency of the Merger Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to the Merger Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its subsidiaries due to the announcement and performance of the Merger Agreement or the identity of the parties to the Merger Agreement, or the performance of the Merger Agreement and the transactions contemplated hereby, including compliance with the covenants set forth therein;

(9) any action taken by the Company, or which the Company causes to be taken by any of its subsidiaries, in each case, which is required or expressly contemplated by the Merger Agreement, subject to certain exceptions; or

(10) any actions taken (or omitted to be taken) at the request of TuHURA;

or (B) that would prevent or delay beyond the End Date, the Company’s ability to perform its obligations under the Merger Agreement necessary to consummate the Mergers. Provided, the exceptions from the definition of “Material Adverse Effect” set forth in (1) through (4) and (7) above shall not apply to the extent such change materially disproportionately impacts the Company and its subsidiaries taken as a whole, as compared to other businesses engaging principally in the industry in which the Company or its subsidiaries operate (provided that (i) with respect to the exception set forth in (3), such disproportionality shall be considered only to the extent that the economic damages suffered by the Company and its subsidiaries as a result of such natural disaster or calamity are not covered in all material respects by insurance, and (ii) with respect to the exception set forth in (7), such disproportionality shall be considered only to the extent that the economic damages suffered by the Company and its subsidiaries as a result of such outbreak or escalation of hostilities, acts of war, cyber terrorism, cyber-attacks, cyber intrusion, or terrorism or other national or international calamity, crisis or emergency are not covered in all material respects by insurance).

Interim Operations of Kineta and TuHURA

Kineta Interim Operating Covenants

Kineta has agreed to certain covenants in the Merger Agreement relating to the conduct of its business during the Pre-Closing Period. Under the Merger Agreement, during such period, except (w) as otherwise expressly contemplated by the Merger Agreement, (x) as disclosed in the Company Disclosure Letter, (y) as required by applicable law, or (z) with the prior written consent of TuHURA (not to be unreasonably withheld, conditioned or delayed), Kineta has agreed that it will, and will cause each of its subsidiaries to: (a) conduct in all material respects the business in the ordinary course, (b) use commercially reasonable efforts to preserve substantially intact Kineta and its subsidiaries’ business organization and Program Assets and (c) use commercially reasonable efforts to preserve its present relationships with customers, suppliers, and other Persons having material business relationships.

In addition, during the Pre-Closing Period, except (w) as otherwise expressly contemplated by the Merger Agreement, (x) as required by applicable law, (y) as expressly contemplated by the Permitted Asset Disposition Agreement in connection with the Permitted Asset Disposition or (z) unless TuHURA has otherwise consented in writing (which consent is not to be unreasonably withheld, conditioned or delayed), Kineta has agreed that it will not, and will cause its subsidiaries not to:

•	amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

•

issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, or grant to any Person any right to acquire any shares of its capital stock, in each case, or securities convertible into or exchangeable for shares of its capital stock, except pursuant to the exercise of Kineta Stock Options or Kineta Warrants outstanding as of the date hereof and in accordance with the terms of such instruments;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a wholly-owned subsidiary of the Company to the Company or to another wholly-owned subsidiary of the Company);

•

adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of the Company (except in connection with withholding to satisfy the exercise price or tax obligations with respect to Kineta Stock Options outstanding as of the date hereof or repurchases or reacquisitions of shares of capital stock or shares of capital stock issued upon the exercise or vesting of Kineta Stock Options outstanding as of the date hereof pursuant to the Company’s requirement (under written commitments or the terms of the Kineta Stock Options in effect as of the date hereof) to purchase or reacquire such shares of capital stock held by a current or former officer, employee, independent contractor, consultant or director of or to the Company only upon termination of such Person’s employment or engagement by the Company), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

•

acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise), directly or indirectly, any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory and other assets in the ordinary course of business consistent with past practice in all material respects, or pursuant to contracts in effect as of the Signing Date; (b) sell, lease or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise), except for a Permitted Asset Disposition or the disposition or dissolution of Kineta Chronic Pain, LLC, a Washington limited liability company or Yumanity, Inc., a Delaware corporation, or create or incur any lien on, any of its material assets or properties pursuant to contracts in effect as of the Signing Date, except for certain permitted liens;

•	other than in the ordinary course of business consistent with past-practice, enter into, materially amend or terminate any material contract , other than any Permitted Asset Disposition Agreement;

•	authorize any material new capital expenditures, other than in the ordinary course of business consistent with past practice and in an aggregate amount not greater than $50,000;

•

(a) make any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly-owned subsidiary of the Company), (b) incur any indebtedness or issue any debt securities or (c) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its wholly-owned subsidiaries), in each case of (b) and (c), except for Permitted Indebtedness as defined in the Merger Agreement;

•

except to the extent required by applicable law or required by any arrangement in effect as of the Signing Date, and except for increases in base salary, other compensation or benefits of employees (other than executive officers) in the ordinary course of business consistent with past practice associated with a promotion or material increase in responsibilities, (a) increase the compensation or benefits of any director, officer or employee of the Company or its subsidiaries, (b) amend, modify or adopt (or make any public announcement of an intention to amend, modify or adopt in the future) any compensation or benefit plan or arrangement including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan with or for the benefit or its employees, officers or directors (other than health and welfare plan renewals and insurance policy renewals in the ordinary course of business consistent with past practice), (c) accelerate the vesting of, or the lapsing of restrictions with respect to, any Kineta Stock Options (other than as specifically contemplated under the Merger Agreement) or (d) enter into any new, or amend in any material respect any existing, employment, severance, retention or change in control agreement or plan with or for the benefit of any past or present officers or employees;

•

implement or adopt any material change in its accounting principles, practices or methods, except as may be required by U.S. GAAP, the rules or policies of the Public Accounting Oversight Board or applicable laws;

•

compromise, settle or agree to settle any action, or consent to the same, other than compromises, settlements or agreements (x) in the ordinary course of business consistent with past practice that involve only the payment by the Company or any of its subsidiaries of money damages not in excess of $50,000 in the aggregate and (y) to settle any action pertaining to the ongoing disputes, existing as of the Signing Date, with the Company’s investors specifically related to the failure to fund previous contractual investments in the Company;

•

change any material tax election, file any amended material tax Return, enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign tax law) with respect to any material taxes, settle any tax claim or assessment relating to the Company or any of its subsidiaries, affirmatively surrender any right to claim a refund of taxes, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or similar contract, in each case other than customary tax indemnities or similar obligations contained in credit or other commercial contracts the primary purpose of which do not relate to taxes, or consent to any extension or waiver of the limitation period applicable to any tax claim or material tax assessment relating to the Company or any of its subsidiaries (other than in connection with extensions of time to file tax returns obtained in the ordinary course of business);

•

adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring or recapitalization except for the dissolution of Yumanity, Inc., a Delaware corporation, the dissolution of Kineta Chronic Pain, LLC, a Washington limited liability company and any other dissolutions necessary to comply with Section 6.2(i) of the Merger Agreement;

•	change its fiscal year;

•	enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respects, the operations of the Company or any of its subsidiaries;

•	enter into any new line of business outside of its existing business;

•

enter into any new lease or amend the terms of any existing lease of real property, other than an annual renewal of an existing lease in the ordinary course of business consistent with practice which does not result, individually or in the aggregate, in an increase in annual expenditures of the Company by an amount greater than $100,000;

•

convene any regular or special meeting (or any adjournment or postponement thereof) of the stockholders of the Company other than, to the extent required by an order of a court of competent jurisdiction, an annual meeting of stockholders for purposes of election of directors, ratification of the Company’s auditors and other routine matters; provided, that the Company shall use its commercially reasonable efforts to oppose any stockholder proposal presented at any such meeting, in any case not in contravention of directors’ fiduciary duties under applicable law;

•

except in connection with certain actions permitted by Section 5.4 of the Merger Agreement, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to an Acquisition Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for TuHURA, Merger Subs or any of their respective subsidiaries or affiliates, or the transactions contemplated by the Merger Agreement;

•	commit any breach or material default under the covenants set forth in Article 5 of the CTF Agreement; or

•	agree to take any of the foregoing actions.

TuHURA and Merger Subs Interim Operating Covenants

TuHURA and the Merger Subs have agreed to not, directly or indirectly, and not permit any of their respective subsidiaries to, take, or agree or commit to take, any willful action or willfully refrain from taking any action, which would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Mergers or the other transactions contemplated by the Merger Agreement during the Pre-Closing Period.

No Control of Other Party’s Business

Nothing contained in the Merger Agreement shall give TuHURA, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in the Merger Agreement shall give the Company, directly or indirectly, the right to control or direct TuHURA’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and TuHURA, as applicable, shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

No Solicitation by Kineta

Subject to certain exceptions described below, Kineta has agreed that, during the Pre-Closing Period, it will not, and will cause its subsidiaries and its and their respective Representatives not to, directly or indirectly, take any of the following actions:

•

initiate, solicit or encourage (including by providing information, provided, that any communication undertaken by the Company in the ordinary course of business and not related, directly or indirectly, to an Acquisition Proposal, the Mergers or any other similar transaction shall not, in and of itself, be deemed an action by the Company to encourage) any proposals or offers with respect to, or the making or completion of, an Acquisition Proposal;

•

engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, an Acquisition Proposal;

•

waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which the Company or any subsidiary of the Company is a party that restricts the making of an Acquisition Proposal, unless the Kineta Board of Directors concludes in good faith (after consultation with outside legal counsel) that failing to so waive or provide consent would be inconsistent with the Kineta Board of Directors’ exercise of its fiduciary duties to the Company’s stockholders under applicable laws, and any waiver or consent so granted shall not be deemed to be the encouragement, initiation or solicitation of an Acquisition Proposal;

•	approve, endorse or recommend any Acquisition Proposal; or

•

approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal (other than an acceptable confidentiality agreement (as defined in “The Merger Agreement—No Solicitation by Kineta – Fiduciary Exception”), except for certain permitted board determinations or actions pursuant to the Fiduciary Exception outlined below, provided also that and any action, agreement, negotiation, discussion, communication, or transactions primarily contemplating disposing of or otherwise in connection with a Permitted Asset Disposition shall not constitute an Acquisition Proposal and shall not be deemed to be a breach under the terms of the Merger Agreement.

Kineta has also agreed that it, its subsidiaries and its Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. Under the Merger Agreement, Kineta acknowledges and agrees that any violation of the restrictions set forth above by any Representative acting for, on behalf or at the direction of the Company, or any subsidiary of the Company shall constitute a breach of the Merger Agreement by the Company.

Fiduciary Exception

Prior to the adoption of the Merger Agreement by the required Kineta stockholder vote, but not after the Kineta Stockholder Approval and subject to compliance with certain provisions in the Merger Agreement, Kineta may participate in discussions or negotiations with, or furnish or disclose non-public information with respect to the Company and its subsidiaries to, any Person in response to an unsolicited, bona fide written Acquisition Proposal that is submitted to the Company by such Person after the Signing Date and prior to obtaining the Kineta Stockholder Approval if:

•

the Kineta Board of Directors (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, based on the information then available, that such Acquisition Proposal constitutes or would be reasonably expected to lead to a Superior Proposal (provided, however, that the actions of the Kineta Board of Directors solely in making such determination and such determination in and of itself shall not constitute an Adverse Recommendation Change, a violation under the terms of the Merger Agreement or termination of the Merger Agreement);

•

the Kineta Board of Directors (or a duly authorized committee thereof) concludes in good faith (after consultation with outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable laws (provided, however, that the actions of the Kineta Board of Directors solely in making such determination and such determination in and of itself shall not constitute an Adverse Recommendation Change, a violation under the terms of the Merger Agreement or termination of the Merger Agreement);

•

prior to participating in discussions or negotiations with, or furnishing or disclosing any non-public information to, such Person, the Company (a) notifies TuHURA of its receipt of such Acquisition Proposal and its intent to take such action and (b) receives from such Person an executed confidentiality agreement that is on terms not less restrictive to such Person than the provisions of the Non-Disclosure Agreement are to TuHURA (any such confidentiality agreement, an “acceptable confidentiality agreement”); and

•

as promptly as practicable after furnishing or discussing any non-public information to such Person making such Acquisition Proposal or its Representatives, the Company makes available to TuHURA any such non-public information concerning the Company or any of its subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives to the extent such information was not previously provided or made available to TuHURA.

Subject to certain exceptions, the Kineta Board of Directors and any of its committees agree not to:

•	withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, the Kineta Board Recommendation, in each case, in a manner adverse to TuHURA or Merger Subs;

•	except as permitted by the Merger Agreement, fail to include the Recommendation in the joint proxy statement/prospectus;

•

if a tender or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender or exchange offer by the stockholders of the Company (including by taking no position with respect to the acceptance of such tender or exchange offer by the stockholders of the Company) within five (5) Business Days after commencement thereof pursuant to Rule 14d-2 under the Exchange Act; or

•

approve, authorize or recommend or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise publicly declare advisable, any Acquisition Proposal or Acquisition Agreement (any of such actions, an Adverse Recommendation Change).

Under the Merger Agreement, at any time prior to, but not after obtaining the Kineta Stockholder Approval, the Kineta Board of Directors may effect an Adverse Recommendation Change with respect to an Acquisition Proposal if, and only if:

•	such Acquisition Proposal was not solicited by the Company or caused by the Company to have been solicited, in each case, following the Signing Date in violation of the Merger Agreement;

•

the Company provides TuHURA with a written notice indicating that the Company, acting in good faith, believes that such Acquisition Proposal constitutes a Superior Proposal and, therefore, plans to conduct a meeting of the Kineta Board of Directors for the purpose of considering whether such Acquisition Proposal constitutes a Superior Proposal, which notice shall be delivered to TuHURA at least five (5) Business Days prior to the date of such meeting of the Kineta Board of Directors and shall also include a copy of such Acquisition Proposal (or, if made orally, a reasonable description of the material terms of such Acquisition Proposal) and the other information required by the Merger Agreement;

•

during such five (5) Business Day period the Company shall, and shall cause its Representatives to, negotiate with TuHURA in good faith (to the extent TuHURA desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal shall cease to constitute a Superior Proposal;

•

the Kineta Board of Directors makes the determination that such Acquisition Proposal (after taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by TuHURA in response to such proposal) constitutes a Superior Proposal; and

•

the Kineta Board of Directors concludes in good faith, after consultation with outside legal counsel, based on the information then available, that failing to make an Adverse Recommendation Change would violate its fiduciary duties to the Company’s stockholders under applicable laws.

Upon any amendment to the financial terms or any other material amendment of an Acquisition Proposal, the Company shall as promptly as practicable provide a new notice to TuHURA describing such amendment and the obligations set forth in the third and fourth bullets immediately above shall continue for at least two (2) Business Days after delivery to TuHURA of such notice (and, if necessary, the Kineta Board of Directors meeting shall be postponed to accommodate such additional negotiation period).

Kineta has agreed to promptly (and in any event within twenty-four (24) hours) advise TuHURA orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to the Company or its subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including, in each case, the identity of the Person making any such Acquisition Proposal, inquiry or request and a copy of any such Acquisition Proposal, inquiry or request (or, if made orally, a reasonable description of the material terms of any such Acquisition Proposal, inquiry or request).

Notwithstanding the above, Kineta and the Kineta Board of Directors may take and disclose to its stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer). Kineta and the Kineta Board of Directors may also make disclosure to the Company’s stockholders if, in the good faith judgment of the Kineta Board of Directors, after consultation with outside legal counsel, based on the information then available, failure to disclose such information would violate its obligations under applicable law. Any disclosure permitted under this exception shall be deemed an Adverse Recommendation Change unless it includes either an express rejection of the Acquisition Proposal or an express reaffirmation of the Kineta Board of Directors Recommendation, with the exception of a “stop, look and listen” or similar public communication contemplated by Rule 14d-9(f).

TuHURA’s Access to Information; Confidentiality

From the Signing Date to the Effective Time or the earlier termination of the Merger Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and Representatives to, afford to TuHURA and its Representatives reasonable access during normal business hours and upon reasonable advance notice, consistent with applicable law, to its officers, employees, properties, offices, other facilities and books and records, and shall furnish TuHURA and its Representatives with all existing financial, operating and other data and information as TuHURA shall reasonably request in writing in order to consummate the Mergers; provided, that, TuHURA and its representatives shall conduct any such activities in such a manner as to not interfere unreasonably with the business or operations of the Company. All such requests must be made through the Chief Financial Officer of the Company or such Person as he shall delegate. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its subsidiaries of their normal duties. Neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third-party, (ii) constitute a waiver of or jeopardize the attorney-client or other legal privilege held by the Company or (iii) otherwise would reasonably be expected to violate any applicable law; provided, however, that the Company shall provide notice to TuHURA of the fact that it is withholding access to information pursuant to clause (i), (ii) or (iii) and use commercially reasonable efforts to cause such information to be made available in a manner that would not reasonably be expected to cause such breach, waiver or violation.

Each of TuHURA and Merger Subs will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its subsidiaries furnished to TuHURA or Merger Subs in connection with the transactions contemplated by the Merger Agreement in accordance with the Mutual Non-Disclosure Agreement, dated March 8, 2024, by and between TuHURA and the Company (the “Non-Disclosure Agreement”), which the parties agree will remain in full force and effect until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

Special Meetings; Kineta Board Recommendation

Kineta Special Meeting

The Company has agreed to convene and hold a meeting of its stockholders to consider and vote upon the adoption of the Merger Agreement as soon as reasonably practicable after the SEC advises that it has no further comments to this joint proxy statement/prospectus and this registration statement, to which this joint proxy statement/prospectus forms a part, is declared effective. Unless there has been an Adverse Recommendation Change, the Kineta Board of Directors is required to use reasonable best efforts to solicit approval of the proposal to adopt the Merger Agreement by Company stockholders and take all other actions necessary or advisable to secure the vote or consent of the Company stockholders required by applicable law to obtain such approval. The Company cannot postpone or adjourn the Kineta special meeting without the prior written consent of TuHURA, other than (i) if the Company believes in good faith that as of the time for which the Kineta special meeting is originally scheduled there are insufficient shares of Kineta Common Stock represented (either in person or by proxy) and voting to approve the proposal to adopt the Merger Agreement or to constitute a quorum necessary to conduct the business of the Kineta special meeting, (ii) to ensure that any required supplement or amendment to this joint proxy/prospectus is provided to holders of Kineta Common Stock within a reasonable amount of time in advance of the Kineta special meeting or (iii) as reasonably determined by the Company to comply with applicable law. If the Kineta Board of Directors makes an Adverse Recommendation Change, it will not alter the obligation of the Company to submit the proposal to adopt the Merger Agreement to the holders of Kineta Common Stock at the Kineta special meeting to consider and vote upon the proposal to adopt the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms prior to the Kineta special meeting.

TuHURA Special Meeting

TuHURA has agreed to convene and hold a meeting of its stockholders (the “TuHURA special meeting”) to consider and vote upon an increase in the number of authorized shares of TuHURA Common Stock to 200 million shares of TuHURA Common Stock and, if required by applicable law, the issuance of shares of TuHURA Common Stock constituting the Company Initial Share Consideration and the Kineta Delayed Share Consideration as soon as reasonably practicable after the SEC advises that it has no further comments to this joint proxy statement/prospectus and this registration statement, to which this joint proxy statement/prospectus forms a part, is declared effective. TuHURA will use reasonable best efforts to solicit approval of such proposals by the holders of TuHURA Common Stock, and take all other actions necessary or advisable to secure the vote or consent of the holders of TuHURA Common Stock required by applicable law to obtain such approvals. Once the TuHURA special meeting has been called and noticed, TuHURA will not postpone or adjourn the TuHURA special meeting without the prior written consent of the Company, other than: (i) if as of the time for which the TuHURA special meeting is originally scheduled (as set forth in this joint proxy/prospectus), TuHURA believes in good faith that there are insufficient shares of TuHURA Common Stock represented (either in person or by proxy) and voting to approve the proposals or to constitute a quorum necessary to conduct the business of the TuHURA special meeting, (ii) to ensure that any required supplement or amendment to this joint proxy/

prospectus is provided to holders of TuHURA Common Stock within a reasonable amount of time in advance of the TuHURA special meeting or (iii) as reasonably determined by TuHURA to comply with applicable law. In addition, TuHURA is soliciting the vote of its stockholders to approve of the Annual Meeting Proposals at the TuHURA special meeting, which is being held in lieu of TuHURA’s annual meeting.

Timing of Special Meetings

Kineta and TuHURA are required to cooperate to schedule and convene the TuHURA special meeting and the Kineta special meeting on the same day, and to establish the same record date for both the TuHURA special meeting and the Kineta special meeting.

Kineta Board Recommendation

The Kineta Board of Directors has unanimously: (i) determined that the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Kineta and its stockholders; (ii) subject to conditions in the Merger Agreement, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers; (iii) recommended that Kineta stockholders vote to adopt the Merger Agreement by voting “FOR” the approval of the Merger Agreement Proposal at the Kineta special meeting (the “Kineta Board Recommendation”) and (iv) approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

Listing of TuHURA Common Stock; Deregistration of Kineta Common Stock

TuHURA has agreed to use its reasonable best efforts to cause the shares of TuHURA Common Stock to be issued to Kineta stockholders in the Mergers to be approved for listing on Nasdaq, subject to official notice of issuance.

Prior to the Closing Date, Kineta has agreed to cooperate with TuHURA and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable law to enable the deregistration of the shares of Kineta Common Stock under the Exchange Act and the withdrawal of any active registration statements under the Securities Act as promptly as practicable after the Effective Time, provided, however, that such deregistration and termination shall not be effective until after the Effective Time as of the Closing Date.

Kineta Stock Plans

Prior to the Effective Time, the Company will adopt resolutions so that the Kineta Equity Incentive Plan, and all Kineta Stock Options, shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock or other voting securities of the Company, or for the issuance or grant of any right of any kind, contingent or accrued, to receive benefits measured by the value of a number of shares of Kineta Common Stock shall be canceled effective as of the Effective Time, without any prospective liability on the part of the Company, the Surviving Company, or TuHURA (except as otherwise contemplated by the Merger Agreement).

Indemnification, Exculpation and Insurance

From the Effective Time until the sixth anniversary of the Effective Time, TuHURA will or will cause the Surviving Company to indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director or employee of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the

Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent and in the manner permitted by the DGCL and the Kineta Charter and Kineta Bylaws as at the Signing Date.

In the event of any such action, (a) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any action from TuHURA or the Surviving Company to the fullest extent and in the manner permitted by the DGCL and the Kineta Charter and Kineta Bylaws as at the Signing Date; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (b) neither TuHURA nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (c) the Surviving Company shall cooperate in the defense of any such matter.

The Merger Agreement provides that all rights to indemnification, exculpation and advancement and reimbursement of expenses by Kineta or any of its subsidiaries existing in favor of the indemnified persons for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in Kineta’ or the applicable subsidiary’s certificate of incorporation, bylaws or similar other organizational documents (as in effect as of the date of the Merger Agreement) and as provided in those indemnification agreements between Kineta or the applicable subsidiary and such Indemnified Persons (as in effect as of the date of the Merger Agreement) will survive the Mergers and continue in full force and effect (to the extent such rights to indemnification are available under and consistent with applicable law) for a period of six years following the date on which the Mergers become effective, and the Surviving Company and its subsidiaries will (and TuHURA will cause the Surviving Company and its subsidiaries to) honor and fulfill, in all respects, the obligations of Kineta and its subsidiaries in respect of such rights of indemnification, exculpation and advancement and reimbursement of expenses.

Except as may be required by applicable law, TuHURA and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company and its subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its subsidiaries shall survive the Mergers and continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable law, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

From the date on which the Effective Time occurs until the sixth anniversary of such date, TuHURA will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance, fiduciary liability insurance maintained by the Company and its subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Company to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time. After the Effective Time, TuHURA will not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Company purchases a “tail policy” and the coverage thereunder costs more than 300% (per coverage year) of such last annual premium, the Surviving Company shall purchase the maximum amount of coverage that can be obtained for 300% (per coverage year) of such last annual premium.

Stockholder Litigation

Subject to any fiduciary duties of the Kineta Board of Directors or the board of directors (or similar governing body) of any of its subsidiaries, the Company shall consult with TuHURA, to the extent legally permissible, in the Company’s defense or settlement of any stockholder litigation (other than any litigation or settlement where the interests of the Company or any of its affiliates are, or would reasonably be expected to be, adverse to those of TuHURA, Merger Subs or any of their respective affiliates) against the Company and/or any of its directors or officers (in their respective capacities as such) relating to the transactions contemplated by the Merger Agreement. The Company will not settle, compromise or enter into an agreement (other than any settlement, compromise or agreement solely for monetary damages paid entirely from proceeds of insurance, except for any applicable deductible) regarding any settlement or compromise of any stockholder litigation relating to the transactions contemplated by the Merger Agreement requiring the payment of any amount, acceptance of any liability, or the admission of any violations of law by the Company or its subsidiaries, in each case, without the prior written consent of TuHURA (which consent shall not be unreasonably withheld, conditioned or delayed).

Conditions to the Completion of the Mergers

The completion of the Mergers and the other transactions contemplated by the Merger Agreement depends upon the satisfaction or waiver of a number of conditions, which may be waived by TuHURA (behalf of itself and Merger Subs) or Kineta, as applicable.

The obligations of TuHURA, Merger Subs and Kineta to effect the Mergers and otherwise complete the transactions contemplated by the Merger Agreement are subject to the satisfaction (or waiver by written agreement of TuHURA and Kineta), at or prior to the Closing, of each of the following conditions:

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn; and any material state securities laws applicable to the issuance of the shares of TuHURA Common Stock in connection with the transactions contemplated by the Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of TuHURA Common Stock by any applicable state securities commissioner or court of competent jurisdiction;

•	the attainment of the Kineta Stockholder Approval and the TuHURA Stockholder Approval;

•	approval of the listing of the additional shares of TuHURA Common Stock on Nasdaq (subject to official notice of issuance); and

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition under applicable law; no law enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, prohibits or makes illegal the consummation of the Mergers and the transactions contemplated by the Merger Agreement.

In addition, under the Merger Agreement, the obligations of TuHURA and Merger Subs to effect the Mergers and otherwise complete the transactions contemplated by the Merger Agreement are subject to the satisfaction (or waiver by TuHURA), at or prior to the Closing, of each of the following conditions:

•

the fundamental representations made by Kineta in the Merger Agreement must be true and correct in all material respects both as of the Signing Date and as of the Closing Date, unless they are specifically made as of a different date;

•	the representations and warranties made by Kineta in the Merger Agreement relating to certain capitalization and related matters were accurate in all respects as of the Signing Date and will be accurate in all respects as of the Closing Date as if made on and as of such date, except in each case, (i) for such inaccuracies which are de minimis, individually or in the aggregate, (ii) for representations referring to matters only as of a particular date or (iii) for inaccuracies accounted for in the calculation of the Company’s Fully Diluted Common Stock;

•

all other representations and warranties made by Kineta in the Merger Agreement were true and correct as of the Signing Date and will be true and correct as of the Closing Date as if made on and as of the Closing Date except, in each case and in the aggregate, would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications) or for those representations and warranties which address matters only as of a particular date;

•

the agreements and covenants in the Merger Agreement that Kineta is required to comply with or to perform at or prior to the Effective Time have been complied with and performed in all material respects;

•

receipt by TuHURA of a certificate executed by Kineta’s Chief Executive Officer or Chief Financial Officer confirming that the closing conditions relating to Kineta’s representations and warranties and compliance with certain covenants and closing conditions have been duly satisfied;

•

receipt by TuHURA of a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to TuHURA;

•

receipt by TuHURA of any representation letters and/or other similar factual support letters in connection with the documenting and supporting the tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code;

•

receipt by TuHURA of written resignations in forms reasonably satisfactory to TuHURA, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of the Company and its subsidiaries who are not to continue as officers or directors of the Company or such subsidiaries;

•	since the Signing Date, no Material Adverse Effect will have occurred that is continuing;

•

the Concurrent Investment shall have been completed and the receipt of gross proceeds to TuHURA of not less than $20,000,000, which gross proceeds shall have been received by TuHURA, or will be received by TuHURA substantially simultaneously with the Closing;

•

the Company and (i) each holder of a Kineta Stock Option shall enter into an Optionholder Treatment Agreement and (ii) holders of each of the 2023 Company Warrants not automatically exercised or canceled pursuant to their terms immediately prior to the Effective Time of the Mergers, shall enter into a Warrantholder Treatment Agreement;

•	the Estimated Net Working Capital Deficit, if any, shall not exceed $6,000,000.

•

All of the members of the Kineta Board of Directors and Kineta’s executive officers including each of their affiliates which hold shares of Kineta Common Stock shall have executed and delivered lock-up agreements restricting the transfer, subject to certain exceptions, one-third of the shares of Kineta Common Stock received in the Initial Share Consideration; and

•

As of immediately prior to the Effective Time, the Company and its subsidiaries will have Program Assets, cash, cash equivalents, and prepaid expenses (and for the avoidance of doubt, will not have any material assets that are not Program Assets (“Non-VISTA Assets” ) and the completion of the disposition or dissolution of Kineta Chronic Pain, LLC, a Washington limited liability company and Yumanity, Inc., a Delaware corporation, will have occurred.

In addition, under the Merger Agreement, the obligation of Kineta to effect the Mergers and otherwise complete the transactions contemplated by the Merger Agreement is subject to the satisfaction (or waiver by Kineta), at or prior to the closing, of each of the following conditions:

•

the fundamental representations made by TuHURA in the Merger Agreement must be true and correct in all material respects both as of the Signing Date and as of the Closing Date, unless they are specifically made as of a different date;

•

the representations and warranties made by TuHURA in the Merger Agreement relating to certain capitalization and related matters were accurate in all respects as of the Signing Date and will be accurate in all respects as of the Closing Date as if made on and as of such date, except in each case (i) for such inaccuracies which are de minimis, individually or in the aggregate or (ii) for representations referring to matters only as of a particular date;

•

all other representations and warranties made by TuHURA in the Merger Agreement were true and correct as of the Signing Date and will be true and correct as of the Closing Date as if made on and as of the Closing Date except, in each case and in the aggregate, would not reasonably be expected to have a TuHURA Material Adverse Effect (without giving effect to any references therein to any TuHURA Material Adverse Effect or other materiality qualifications) or for those representations and warranties which address matters only as of a particular date;

•

the agreements and covenants in the Merger Agreement that TuHURA and Merger Subs are required to comply with or to perform at or prior to the Effective Time have been complied with and performed in all material respects;

•

receipt by Kineta of a certificate executed by the Chief Executive Officer or Chief Financial Officer of TuHURA confirming that the conditions relating to TuHURA’s representations and warranties and compliance with covenants have been duly satisfied;

•

receipt by Kineta of any representation letters and/or other similar factual support letters in connection with the documenting and supporting the tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	since the Signing Date, no TuHURA Material Adverse Effect will have occurred that is continuing.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Mergers and other transactions contemplated thereby may be abandoned by action taken or authorized by the board of directors of the terminating party at any time prior to the Effective Time or the Second Effective Time (with any termination by TuHURA also being an effective termination by Merger Subs):

•	by the mutual written consent of TuHURA and Kineta;

•

by either TuHURA and Kineta if: the Mergers have not been consummated by June 30, 2025 (subject to possible extension), the End Date; provided that any breach of the Merger Agreement by the terminating party has not been the primary cause of the failure of the Mergers to have occurred on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement. TuHURA may, on or prior to June 30, 2025, upon written notice to Kineta, extend the End Date to no later than July 31, 2025, provided that as a condition to making such extension, TuHURA shall advance to Kineta an amount equal to $250,000 to fund Kineta expenses, which amount shall not increase the Loaned Amount. If the SEC has not declared effective under the Securities Act this Registration Statement by the date which is thirty (30) days prior to the End Date, then either the Company or TuHURA will be entitled to extend the End Date for an additional thirty (30) days;

•	by either TuHURA or Kineta if: (i) a law has been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity of competent jurisdiction remaining in effect prohibiting or making illegal the consummation of the Mergers or (ii) any court of competent jurisdiction or other governmental entity has issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action has become final and nonappealable;

•

by either TuHURA or Kineta if: the Kineta Stockholder Approval has not have been obtained at the Kineta special meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate the Merger Agreement for this reason shall not be available to any party whose material breach of its obligations under the Merger Agreement has been the proximate cause of, or resulted in, the failure of the Kineta Stockholder Approval to be obtained;

•

by either TuHURA or Kineta if: the TuHURA Stockholder Approval has not have been obtained at the TuHURA special meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate the Merger Agreement for this reason shall not be available to any party whose material breach of its obligations under the Merger Agreement has been the proximate cause of, or resulted in, the failure of the TuHURA Stockholder Approval to be obtained;

•

by TuHURA (at any time prior to the time Kineta Stockholder Approval is obtained) if: all of the following have occurred: (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement or any of its representations and warranties set forth in the Merger Agreement have become untrue, either individually or in the aggregate, (ii) such breach or failure to perform or to be true, would result in the failure of a condition precedent to obligations of TuHURA and the Merger Subs described above to be satisfied, in each case, where such breach or failure is incapable of being cured by the Company by the End Date, (iii) TuHURA has notified the Company of such breach, and (iv) such breach has not been cured prior to the earlier of the End Date or 30 days after receipt of notice;

•

by TuHURA (at any time prior to the time Kineta Stockholder Approval is obtained) if: (i) the Kineta Board of Directors has effected an Adverse Recommendation Change, (ii) the Kineta Board of Directors has failed to publicly reaffirm the Recommendation within five (5) Business Days after the date any Acquisition Proposal or any material modification thereto is first publicly announced to the Company’s stockholders upon a request to do so by TuHURA or (ii) Kineta has committed a willful and material breach of its obligations described above under “- No Soliciation by Kineta”;

•

by Kineta (at any time prior to the time the TuHURA Stockholder Approval is obtained) if: all of the following have occurred: (i) TuHURA or the Merger Subs have breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement or any of its representations and warranties set forth in the Merger Agreement have become untrue, (ii) such breach or failure of to perform or to be true, would result in the failure of a condition precedent to obligations of the Company described above to be satisfied, in each case, where such breach or failure is incapable of being cured by TuHURA or the Merger Subs by the End Date, (iii) the Company has notified TuHURA of such breach, and (iv) such breach has not been cured prior to the earlier of the End Date or 30 days after receipt of notice; or

•

by Kineta if, following the satisfaction of all of the other conditions set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied at Closing), TuHURA is incapable of closing the Concurrent Investment before the End Date, provided, however, that TuHURA may, on or prior to June 30, 2025, upon written notice to Kineta, extend the End Date to no later than July 31, 2025, provided that as a condition to making such extension, TuHURA shall advance to Kineta an amount equal to $250,000 to fund Kineta expenses, which amount shall not increase the Loaned Amount.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, all further obligations of the parties under the Merger Agreement will terminate, and the Merger Agreement will be of no further force or effect and there will be no liability on the part of TuHURA or Kineta, except that certain specified sections of the Merger Agreement, including the provisions relating to termination fees and Non-Disclosure Agreement, will survive termination. No such termination will relieve any party to the Merger Agreement from any liability or damages for fraud or any willful and material breach of any representation, warranty, covenant or agreement in the Merger Agreement.

Transaction Expenses and Termination Fees

Transaction Expenses

Except with respect to certain specified fees (including termination fees), all fees and expenses incurred in connection with the Merger Agreement, the Mergers and the other contemplated transactions will be paid by the party incurring such expenses, whether or not the Mergers are completed. TuHURA will pay the SEC filing fees associated with the Registration Statement.

Termination Fees

Upon termination of the Merger Agreement (a) (i) by Kineta to accept and enter into a definitive agreement with respect to a Superior Proposal; (ii) by TuHURA because the Kineta Board of Directors has effected an Adverse Recommendation Change, failed to publicly reaffirm the Recommendation per the terms of the Merger Agreement or Kineta committed a willful and material breach of its non-solicitation covenants or (iii) (A) the Merger Agreement is terminated by either TuHURA or Kineta because the Mergers have not been effected before the End Date, there is a law enjoining the consummation of the Mergers, the Kineta Stockholder Approval has not been obtained or the TuHURA Stockholder Approval has not been obtained and (B) in the Pre-Closing Period, an Acquisition Proposal was communicated to Kineta or to Kineta’s stockholders and, in either case, has not been publicly withdrawn and within twelve (12) months after such termination, Kineta enters into a definitive agreement that would have constituted an Acquisition Proposal (provided, that for these purposes, the references in the definition of “Acquisition Proposal” to “20% or more” are replaced by “more than 50%”), Kineta will be required to pay TuHURA a termination fee of $1,000,000; or (b) by Kineta, if TuHURA is unable to close the Concurrent Investment before the End Date (subject to possible extension by TuHURA) and all other conditions to Closing are satisfied, TuHURA will be required to pay Kineta a termination fee of $1,000,000.

Specific Performance

Each of TuHURA and Kineta has acknowledged and agreed that irreparable damage would occur in the event that the parties hereto do not perform the provisions of the Merger Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of the Merger Agreement, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery, provided, that if jurisdiction is not then available in the Court of Chancery, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

CERTAIN MATERIAL CONTRACTS

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Merger Agreement, but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. You are encouraged to read these agreements in their entirety.

Exclusivity and Right of First Offer Agreement

On July 3, 2024, the Exclusivity Agreement Effective Date, Kineta and TuHURA entered into the Exclusivity Agreement, pursuant to which, among other things, Kineta granted TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123, Kineta’s VISTA blocking immunotherapy, during the period commencing as of the Exclusivity Agreement Effective Date and continuing through the first to occur of (a) the execution of any definitive agreement with respect to a potential transaction by TuHURA or one or more of its affiliates and (b) 11:59 PM Eastern Time on October 1, 2024, subject to extension as noted in the Exclusivity Agreement. In consideration for Kineta’s compliance with its obligations set forth in the Exclusivity Agreement, TuHURA paid to Kineta $5.0 million in July 2024.

In October 2024, TuHURA exercised its right to extend the TuHURA Agreement and paid Kineta $300,000 for the two (2) available Renewal Periods. The Exclusivity Payments will be credited against the Per Share Cash Consideration that may be payable to Kineta stockholders pursuant to the Merger Agreement. For more information, see the section titled, “The Merger – Merger Consideration.”

Support Agreements

Kineta Support Agreements

Contemporaneously with the execution of the Merger Agreement, on December 11, 2024, each director and officer of Kineta and each of their Affiliates, solely in their capacities as stockholders of Kineta, entered into a support agreement with TuHURA and the Merger Subs (the “Kineta Support Agreement”) pursuant to which such stockholders agreed to vote all of their shares of Kineta Common Stock in favor of the approval of the Merger Agreement and the transactions contemplated thereby; if applicable, in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated thereby on the date on which such meeting is held. Additionally, each director and officer and each of their Affiliates has agreed not to (a) transfer any of their shares of Kineta Common Stock or any shares of Kineta Common Stock acquired subsequent to entering into the Kineta Support Agreement, (b) exercise their appraisal rights, or otherwise (c) take any action that is inconsistent with the voting commitment expressed in the Kineta Support Agreement.

None of the Kineta directors and officers or each of their Affiliates which hold shares of Kineta Common Stock received any separate additional consideration in connection with their entering into the Kineta Support Agreements.

TuHURA Support Agreement

Contemporaneously with the execution of the Merger Agreement, on December 11, 2024, each director and certain officers of TuHURA, solely in their capacities as stockholders of TuHURA, entered into a TuHURA Support Agreement pursuant to which each director, the chief executive officer and chief financial officer agreed to vote all of their shares of TuHURA Common Stock in favor of the approval of the Authorized Share Increase; if applicable, in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Authorized Share Increase on the date on which such meeting is held. Additionally, each director and officer has agreed not to (a) transfer any of their shares or any shares acquired subsequent to entering into the TuHURA Support Agreement or (b) take any action that is inconsistent with the voting commitment expressed in the TuHURA Support Agreement.

None of the TuHURA directors and officers received any separate additional consideration in connection with their entering into the TuHURA Support Agreements.

Lock-Up Agreements

As a condition to and inducement to TuHURA’s and the Merger Subs’ willingness to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, each director and officer of Kineta and each of their Affiliates that hold shares of Kineta Common Stock, entered into a lock-up agreement with TuHURA and the Merger Subs (the “Lock-Up Agreements”), pursuant to which, subject to specified exceptions, they have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, one-third of the shares of TuHURA Common Stock received as Initial Share Consideration pursuant to the Merger Agreement or any securities convertible into or exercisable or exchangeable for shares of TuHURA Common Stock (including, without limitation, TuHURA Common Stock or such other securities which may be deemed to be beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by each director and officer of Kineta and each of their Affiliates in accordance with the rules and regulations of the SEC and securities of TuHURA which may be issued upon exercise of an option or warrant to purchase shares of TuHURA Common Stock) (the “Restricted Shares”), currently or thereafter owned commencing upon the Closing and ending on the date that is 180 days after the Closing Date.

In addition, under the Merger Agreement, it is a condition to closing of the Mergers that the Restricted Shares held by Kineta’s officers and directors and their Affiliates be subject to a lock-up for a period of six (6) months and such officers, directors and Affiliates have executed and delivered the Lock-Up Agreements. The Kineta stockholders who have executed lock-up agreements as of December 11, 2024, owned in the aggregate, approximately 23% of the shares of Kineta’s outstanding capital stock.

Clinical Trial Funding Agreement

Simultaneously with the execution of the Merger Agreement, Kineta and TuHURA entered into a Clinical Trial Funding Agreement (the “CTF Agreement”), pursuant to which TuHURA has agreed to loan up to $900,000 to Kineta solely for the purpose of funding certain research and development expenses, as set forth in the CTF Agreement. Pursuant to the terms of the CTF Agreement, Kineta granted a security interest to TuHURA in the assets, rights, including patents, patent rights, patent application, product and development program assets, and other rights and assets, associated with, derived from, relating to, or used in connection with KVA12123 and the KVA12123 development program and clinical trial. Any amounts loaned to Kineta under the CTF Agreement shall be evidenced by a secured promissory note (the “Note”), bearing interest at 5% simple interest per annum, payable on the earlier of (a) following the Closing, any date on which TuHURA demands payment by written notice to Kineta or (b) if the Merger Agreement is terminated, within ten days following the date of such termination.

No proceeds of the Note may be used for any other purposes, including without limitation, paying any operating, transaction or other expenses of Kineta. The Note includes customary protective provisions for the benefit of TuHURA as a lender.

HCRX Asset Purchase Agreement

On February 4, 2025, Kineta entered into the HCRX Asset Purchase Agreement with HCRX pursuant to which Kineta agreed to sell and transfer to HCRX specific intellectual property and related assets. The key purchased assets include Kineta’s right, title and interest in, to and under the Technology Transfer and License Agreement with Genentech (as amended to date), the Exclusive License and Research Collaboration Agreement with Merck (as amended to date, the “Merck Agreement”), and the Exclusive License Agreement with FAIR Therapeutics (as amended to date), certain issued and pending patents and know-how specifically related to these three agreements and 27.5% of all amounts actually paid to and received by HCRX (as assignee of Kineta) under these three agreements (the “License Receivables”), provided however, solely with respect to License Receivables attributable to the commencement of IND-enabling GLP toxicology studies milestone under Section 5.3.1(a)(3) of the Merck Agreement, the percentage shall equal 55% of such License Receivables. The assets excluded from the HCRX Asset Purchase Agreement were 72.5% or 45%, as applicable, of the License Receivables and any right, title or interest in, to and under any contracts, assets, properties, interests in properties or rights (whether real, personal or mixed, tangible or intangible) of Kineta and its affiliates other than the those included as purchased assets for a period not to exceed six years according to the HCRX Asset Purchase Agreement. The purchase price consists of a nominal base amount of $1.00 and the assumption of the specified liabilities. HCRX assumed liabilities accruing after the closing date, including executory obligations under the assigned contracts, while Kineta retained the liabilities related to the excluded assets, the ownership of the transferred intellectual property arising before the closing date of the HCRX Asset Purchase Agreement, and specific tax liabilities.

Pacira Asset Purchase Agreement

On February 4, 2025, Kineta Chronic Pain entered into the Pacira Asset Purchase Agreement with Pacira pursuant to which Kineta Chronic Pain agreed to sell certain of its assets related to the development of KCP506, a product candidate for pain treatment. In return, Pacira agreed to pay a purchase price of $450,000 and assume limited liabilities associated with the KCP506 assets. Pacira also agreed to pay for all costs related to patent prosecution for registered intellectual property relating to KCP506 which were due February 1, 2025. The assets to be transferred include intellectual property rights, assumed contracts, permits, inventory, tangible personal property, business records, warranties, and deposits, while certain liabilities and assets, such as the Program Assets, are excluded.

GigaGen Agreement

On January 29, 2025, Kineta entered into the GigaGen Agreement with GigaGen. Effective as of the date thereof, the GigaGen agreement terminated the existing CD27 Agreement between the two parties, which was dated June 9, 2021, and subsequently amended on July 31, 2022, December 21, 2022 and May 25, 2023. The termination is mutually agreed upon and is not due to any fault or breach by either party. As part of the termination, GigaGen waived all fees accrued, due, or payable by Kineta, totaling $180,000. Kineta agreed to assign all solely owned and jointly owned right, titles, and interests in certain intellectual property and patents related to the CD27 program back to GigaGen. Additionally, pursuant to the GigaGen Agreement, Kineta will transfer all related data and regulatory filings to GigaGen by February 8, 2025. Kineta also granted to GigaGen, an exclusive, perpetual, irrevocable, unrestricted, fully paid-up, royalty-free, worldwide, transferable, sublicensable (through multiple tiers) right and license to use, copy, reproduce, modify, create derivative works, make, have made, distribute, commercialize and otherwise fully exploit all information in respect of Kineta’s CD27 prgram to the full extent of Kineta’s rights therein. Both parties released each other from any claims or liabilities arising from the CD27 Agreement, except for those specified in the GigaGen Agreement.

INFORMATION ABOUT TUHURA’S BUSINESS

In this section, each of “our”, “we”, “our company”, and “TuHURA” refers to TuHURA Biosciences, Inc.

Overview

We are a clinical stage immuno-oncology company developing novel technologies designed to overcome primary and acquired resistance to cancer immunotherapies. Our lead product candidate, IFx2.0, is an innate immune agonist designed to overcome primary resistance to checkpoint inhibitors. We are preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) in first line treatment for patients with advanced or metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve, utilizing the FDA’s accelerated approval pathway. In addition to our innate immune agonist candidates, we are leveraging our Delta receptor technology to develop tumor microenvironment modulators in the form of first-in-class bi-specific antibody-peptide conjugates (“APCs”) and antibody-drug conjugates (“ADCs”) targeting Myeloid Derived Suppressor Cells (“MDSCs”). Our APCs and ADCs are being developed to inhibit the immune-suppressing effects of MDSCs on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

Recent Developments

We are a Nevada corporation formed on June 24, 2009 under the name Berry Only Inc. On January 25, 2013, we entered into and closed an exchange agreement, with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the exchange agreement, Del Mar (BC) became our wholly-owned subsidiary. On August 19, 2020, we completed the merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”), in which Adgero continued its existence under Delaware law and became our direct, wholly-owned subsidiary. Following the completion of the merger, we changed our name from Del Mar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on Nasdaq under the symbol “KTRA.”

On October 18, 2024, Kintara completed a reverse merger transaction contemplated by the Kintara Merger Agreement. Pursuant to the Kintara Merger Agreement, Merger Sub merged with and into Legacy TuHURA with Legacy TuHURA surviving the Kintara Merger and becoming our direct, wholly-owned subsidiary. In connection with the completion of the Kintara Merger, effective at 12:01 a.m. Eastern Time on October 18, 2024, Kintara effected a 1-for-35 reverse stock split of its common stock. Effective at 12:03 a.m. Eastern Time on October 18, 2024, the merger was completed, and effective at 12:04 a.m. Eastern Time on October 18, 2024, Kintara Therapeutics, Inc. was renamed “TuHURA Biosciences, Inc.”

On December 12, 2024, we announced that we had entered into the Merger Agreement with Kineta, Hura Merger Sub I, Hura Merger Sub II, and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta. The Mergers contemplate the acquisition of Kineta through a merger transaction pursuant to which Hura Merger Sub I will (a) merge with and into Kineta, with Kineta being the surviving corporation of the First Merger and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Hura Merger Sub II, with Hura Merger Sub II being the surviving company of the Second Merger.

At the effective time of the First Merger, and subject to the terms and conditions of the Merger Agreement, each share of Kineta Common Stock issued and outstanding immediately prior to the effective time of the First Merger will be converted automatically into and will represent the right to receive, without interest, the number of shares of TuHURA Common Stock and cash consideration each calculated according to the terms of the Kineta Merger Agreement. The proposed Mergers are expected to be consummated in the second quarter of 2025, subject to the satisfaction or waiver of closing conditions under the Merger Agreement.

IFx Innate Immune Agonist

We have developed Immune FxTM, or IFx, as an innate immune agonist technology designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria and to thereby harness the natural power of innate immunity by leveraging natural mechanisms conserved throughout evolution to recognize threats from foreign pathogens like bacteria or viruses. Our innate immune agonist product candidates are delivered either via intratumoral injection (in the case of the Company’s pDNA innate immune agonist) or tumor targeted via intravenous or autologous whole-cell administration (in the case of our mRNA innate immune agonist).

Our IFx-2.0 innate immune agonist, the company’s lead product candidate, is comparatively simple to administer and involves only the injection into a patient’s tumor, or lymph node, of a relatively small amount of pDNA that is designed to encode for an immunogenic gram positive bacterial protein that gets expressed on the surface of the patient’s tumor so that the surface of the tumor looks like a bacterium.

Bacteria, like all pathogens, have molecular patterns or motifs that are conserved through evolution and that are recognized by specific pattern-recognition receptors on immune cells of our innate immune system. This is an individual’s primary line of defense against pathogens that the individual is born with, and the innate immune system has no choice but to recognize the tumor as it would a gram-positive bacteria or any pathogen. Gram-positive bacterial proteins are recognized by Toll Like Receptor-2 (TLR-2) on antigen presenting cells, or APCs, which engulf and ingest the entire intact tumor cell packaging all the foreign tumor neoantigens presenting them to and educating tumor killing T cells and B cells. In doing so, IFx-2.0 harnesses the power of the innate immune response to produce activated tumor-specific T cells where they previously didn’t exist overcoming primary resistance to checkpoint inhibitor therapy.

TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, its lead innate immune agonist, as an adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma, who are checkpoint inhibitor-naïve utilizing the FDA’s accelerated approval pathway. The Company has worked with the deputy director of the FDA’s Oncology Center of Excellence (OCE) on a unique trial design. Consistent with the FDA’s Project Front Runner initiative, the FDA recommended investigating IFx-2.0 in the front-line treatment setting rather than in patients who are progressing on checkpoint inhibitor therapy. In doing so, data from a primary endpoint of objective response rate, or ORR, that is of sufficient magnitude and duration and with a favorable risk/benefit profile could be sufficient to support accelerated approval. Furthermore, OCE requested that the company consider incorporating a key secondary endpoint that is of clinical benefit such that results from a key secondary endpoint of progression-free survival, or PFS, that is adequately powered with statistical assumptions in the statistical analysis plan provided to the FDA, if achieved without a detrimental effect on overall survival, or OS, could be adequate to support conversion to regular approval satisfying the requirement for a confirmatory trial. Notwithstanding the foregoing, the results of clinical trials are inherently uncertain, and the results of TuHURA’s planned Phase 3 clinical trial may fail to satisfy the ORR, PFS, and/or OS endpoints, and none of TuHURA’s prior clinical trials with respect to IFx-2.0 were powered to determine statistical significance over a control.

As set forth in a January 2024 partial clinical trial hold letter from the FDA regarding the chemistry, manufacturing, and controls (CMC) requirements for our planned Phase 3 trial for IFx-2.0 to be conducted under the Special Protocol Assessment agreement, the FDA is requiring that, prior to initiating the trial, we must qualify potency assay and the mixing process for IFx-2.0. We have reached agreement with FDA on the requirements for lifting the partial clinical hold and believe we will meet the requirements and consequently expect to receive a complete response letter, or CRL, lifting the partial clinical hold in the second quarter of 2025. We may be in position to initiate the Phase 3 study in the second quarter of 2025 if the results of the mixing studies and potency assay qualifications are acceptable to the FDA, but there is no assurance that we will be able to satisfy the requirements set forth in the partial clinical trial hold letter on a timely basis or at all. We anticipate that enrollment for the Phase 3 would take approximately 12 months, with top-line data potentially being available 6 to 7 months following the last patient enrolled. If successful, this Phase 3 trial would form the basis of a Biologics License Application, or BLA. A Special Protocol Assessment agreement is a binding written agreement between the U.S. Food and Drug Administration (FDA) and a trial sponsor that indicates the study’s design and analysis are adequate to support an application submission. A Special Protocol Assessment agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

We are also developing our IFx-3.0 product candidate, an mRNA innate immune agonist candidate for intravenous or autologous whole cell administration for blood-related cancers, to expand the utility of our IFx™ technology to tumor types not accessible by intra-tumoral injection. We are designing our mRNA innate immune agonist to be carried by a targeted lipid nanoparticle (“LNP”) coupled to an antibody which is intended to recognize and target CD22, a receptor overexpressed on B cell cancers like lymphoma. We believe that our novel LNP-anti CD22 construct may be the first intravenously administered, tumor-targeted mRNA innate immune agonist in preclinical development. Subject to further testing and development, we believe that systemically targeting a tumor with our mRNA innate immune agonist should induce a more widespread innate immune response given the larger tumor burden associated with blood-related malignancies than with localized injection into small cutaneous or other accessible lesions.

Tumor Microenvironment Modulators: Bi-Specific/Bi-Functional Antibody Peptide Conjugates (APCs) and Antibody Drug Conjugates (ADCs) using Delta Opioid Receptor Technology

In addition to its innate immune agonist product candidates, we are using proprietary Delta Opioid Receptor technology to develop small molecule or bi-specific/bi-functional immune modulating APCs and ADCs designed to inhibit the immune suppressing effects of tumor associated MDSCs on the tumor microenvironment, TME, to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors The Company’s Delta Opioid Receptor technology was developed by scientists at Moffitt Cancer Center and TuHURA Biopharma, Inc., a separate company whose intellectual property assets we acquired in January 2023 (“TuHURA Biopharma”) We believe the Delta Opioid Receptor represents a novel target to inhibit the immunosuppressive capacity of MDSCs through its control of the production of multiple immunosuppressive soluble factors.

The tumor microenvironment is the tissue surrounding a tumor, including the normal cells, blood vessels, and molecules that surround and feed a tumor cell and shield it from immune attack and eradication. MDSCs are a heterogeneous group of immature myeloid cells, which when recruited from the bone marrow to the tumor microenvironment, they transform to tumor-associated MDSCs which are characterized by their ability to suppress both innate and adaptive immune responses. Tumor associated MDSCs are generally believed to be a major contributor to T cell exhaustion (which is the loss of ability of T cells to proliferate and to kill cancer cells) and for acquired resistance to checkpoint inhibitors and cellular therapies like T cell therapies. The presence of tumor associated MDSCs in the tumor microenvironment or circulating in the bloodstream is highly correlated with poor prognosis and outcome in a wide variety of solid tumors and blood related cancers.

We believe we are the first company developing immune modulating APC/ADCs targeting the Delta Opioid Receptor on MDSCs. We are developing peptidomimetic or small molecule DOR-selective inhibitors to incorporate into our bi-specific/bi-functional APCs and ADCs, which we believe represents a paradigm shift from conventional APCs or ADCs that are currently in development or being marketed. Traditional ADCs are a class of drugs in which a monoclonal antibody is chemically linked to a cancer-fighting substance. The antibody carries the cancer fighting payload to the tumor cell improving the selectivity of the resulting anti-cancer activity. Next generation ADCs incorporate non-chemotherapeutic technologies to interfere with tumor cell cycle growth or to carry with the antibody a checkpoint inhibitor (so called “checkpoint ADCs”). In contrast, our APCs or ADCs do not target tumor associated receptor targets but rather target the Delta Opioid Receptor on MDSCs while carrying with them an immune effector to target a second receptor target like VISTA with a VISTA inhibiting antibody or other checkpoint inhibitor(s) producing novel bi-specific conjugates. These two functions are intended to work together with the goal of overcoming acquired resistance, preventing T cell exhaustion and allowing checkpoint inhibitors and cellular therapies to be safer and more effective while interfering with the tumor’s ability to invade and spread throughout the body.

Our Pipeline

Our pipeline focuses on acquiring and developing technologies designed to overcome tumor-intrinsic mechanisms underlying primary resistance to checkpoint inhibitors. We also focus on technologies to overcome acquired resistance to cancer immunotherapies related to the immune suppressing characteristics of the tumor microenvironment. We are leveraging our technology platforms to advance several diversified product candidates, including principally the following:

(1)	Strategic acquisition currently in process following a signed definitive agreement.
(2)	Trial currently subject to partial clinical hold expected to be lifed prior to initiation.

IFx-2.0 Innate Immune Agonist. IFx-2.0 is our lead product candidate. We received guidance from and worked with the FDA’s Office of Tissues and Advanced Therapies and Oncology Center of Excellence in developing the Phase 3 trial for IFx-2.0. For a description of the planned Phase 3 trial, see “Information about TuHURA’s Business—TuHURA’s Clinical Development Program—Planned Phase 3 Trial for IFx-2.0.”

IFx-2.0 Phase 1b/2a Basket Trial. We have initiated a Phase 1b/2a trial referred to as a “basket” trial, which is a type of clinical trial that tests a new product candidate in patients who have different types of cancer but common biologic reason for resistance to checkpoint inhibitors. Approximately 30% to 35% of patients with advanced Merkel cell carcinoma do not present with cutaneous or nodal lesions and are therefore not eligible for participation in our Phase 3 study. In the first stage of this basket study, IFx-2.0 will be administered via interventional radiology into lesions in the liver, retroperitoneum or lungs of patients who have advanced and metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve. who accessible cutaneous or lymph nodes. This trial has the potential to extend the application of IFx-2.0. The Phase 2a stage of the trial will include patients with checkpoint inhibitor resistant cancers such as triple negative breast cancer or other cancers known not to respond to checkpoint inhibitor therapy. We initiated this study in May of 2025. If successful, this trial could expand the utility of IFx-2.0 beyond advanced Merkel cell carcinoma.

IFx-3.0. IFx-3.0 is our mRNA innate immune agonist for intravenous or autologous whole cell administration. We believe that advancing an mRNA innate immune agonist candidate for systemic or autologous whole cell administration may allow our company to expand the utility of its innate immune agonist technology to blood-related cancers, which are not amenable to intratumoral administration. The first planned application of IFx-3.0, is to target the CD22 receptor, which is over expressed on a number of B cell cancers like aggressive lymphomas. We plan to test various constructs in vitro before advancing to humanized immune competent murine models of aggressive lymphoma planned for 2026.

Antibody drug or Peptide conjugates. We are also developing novel immune modulating bifunctional ADCs and APCs to modulate the tumor microenvironment by reprograming MDSCs’ immune suppressing capabilities through inhibition of the Delta Opioid Receptor on MDSCs while localizing checkpoint inhibitors to checkpoint release activated T cells in the tissue where the tumor resides. TuHURA is working on developing and expanding a portfolio of novel Delta specific small molecule or peptidomimetic inhibitors of MDSC immunosuppressive functions as potential modulators of the tumor microenvironment alone or conjugated to an immune effector to construct its bi-functional ADCs. The Company’s prototype APC consists of a proprietary peptidomimetic inhibitor of the Delta Opioid Receptor conjugated to an antiPD-1 checkpoint inhibitor. Preclinical studies demonstrated that the Company’s APC significantly prolonged survival compared to antiPD-1 checkpoint inhibitor alone in a murine model of PD-1 resistant lung cancer.

Our History and Team

Legacy TuHURA’s predecessor company was formed as Morphogenesis, Inc. in 1995 by Drs. Patricia and Michael Lawman. Our IFx technology was developed in the laboratory of Dr. Michael Lawman at the Walt Disney Memorial Cancer Institute, where Dr. Michael Lawman was formerly a Director of the Institute, and Dr. Patricia Lawman was formerly Division Director of Cancer Molecular Biology at the Institute. Dr. Michael Lawman is a Fellow of the Royal Society of Biology, former Associate Professor at University of South Florida, and former Scientific Research Director of Pediatric Hematology/Oncology at St. Joseph’s Children’s Hospital. Dr. Patricia Lawman also serves as an Adjunct Professor at University of South Florida. Drs. Patricia and Michael Lawman are each inventors on numerous U.S. and foreign patents.

With respect to our bi-functional ADC technology, our Delta receptor APC and ADC technology was developed in the laboratory of Dr. Mark McLaughlin at the Moffitt Cancer Center and at the West Virginia University Research Corporation. Dr. McLaughlin was previously a Senior Member of the Drug Discovery Department at the Moffitt Cancer Center and previously Professor of Medicinal Chemistry and Member WVU Cancer Institute, where his research focused on protein-protein interaction inhibitor design and molecular targeted immunotherapy. The discovery that the Delta receptor is highly expressed on MDSCs was jointly discovered by scientists at Moffitt Cancer Center and TuHURA Biopharma, a separate company whose intellectual property assets we acquired in January 2023.

Our CEO, Dr. James Bianco, is a 30-year veteran of the biopharmaceutical industry. Dr. Bianco is the principal founder of CTI Biopharma, where he served as its CEO from 1992 to October 2016. Dr. Bianco’s experience spans all aspects of drug development from phase I-IV clinical trials, regulatory approval, and pricing reimbursement to sales and marketing. He has extensive experience in financing, negotiating and execution of pharmaceutical development and commercial license agreements. During his tenure at CTI Biopharma, Dr. Bianco was responsible for strategic portfolio development and identifying, acquiring, licensing, purchasing, or acquiring through international merger and acquisition, five drug candidates, four of which have since been approved by the FDA and with three receiving accelerated or conditional regulatory approval in the U.S. and/or E.U. In 2013, Dr. Bianco led CTI Biopharma in the identification and negotiation of the asset purchase for VONJO® (pacritinib), a novel JAK2 selective tyrosine kinase inhibitor. He also led CTI Biopharma in the negotiation of the development and commercial license agreement with Baxalta. As CEO of CTI Biopharma, Dr. Bianco was also responsible for the PERSIST-2 Phase 3 trial design and conduct, the results of which served as the basis for the 2022 FDA accelerated approval of pacritinib and the subsequent acquisition of CTI Biopharma by SOBI for $1.75 billion

Our Strategy

Our goal is to become a leading immuno-oncology company by developing innate immune agonist candidates designed to harness the power of the innate immune system to overcome primary resistance to cancer immunotherapies, broadening the impact of therapies such as checkpoint inhibitors. We are also developing novel bifunctional ADCs and APCs to modulate the tumor microenvironment by reprograming MDSCs’ immune suppressing capabilities through inhibition of Delta Opioid Receptors on MDSCs to overcome acquired resistance to cancer immunotherapies.

Our strategy leverages our technologies and novel product candidates to overcome primary and acquired resistance to checkpoint inhibitors, molecularly modified immune therapies and cellular therapies. The key elements of this strategy include:

•

Shortening the time and cost to product registration. We are working to shorten the time and cost to product registration by focusing on patient populations that qualify for accelerated approval, such as patients with advanced and metastatic Merkel cell carcinoma in the Company’s planned Phase 3 trial for IFx-2.0. We believe this trial could significantly reduce the time and cost to potential approval and the cost associated with precluding the need for a postmarketing confirmatory trial.

•

Expanding the application of the IFx-2.0 innate immune agonist. We plan to pursue the potential expansion of IFx-2.0 to the 30% - 35% of patients with advanced or metastatic Merkel cell carcinoma who do not present with cutaneous or lymph nodal lesions by examining the safety and efficacy of IFx-2.0 in first line treatment as adjunctive therapy to Keytruda® when administered via interventional radiology to lesion in the liver, lung or retroperitoneal. Once we determine feasibility and safety when IFx-2.0 is administered this way, we plan on a second stage of this study open to other cancers beyond Merkel cell carcinoma by conducting the basket trial described above. We plan on examining IFx-2.0 in patients with any type of advanced cancer where their tumor exhibits primary resistance to and who fail checkpoint inhibitor therapy. If successful, this basket trial is intended to potentially expand the use of IFx-2.0 to many types of cancer for which there are no effective or approved therapies for patients who fail to respond to checkpoint inhibitors or whose cancers are known not to respond to checkpoint inhibitors.

•

Leverage the IFx technology platform to develop next generation candidates to expand into hematologic cancer indications. We are also developing IFx-3.0, its mRNA based innate immune agonist candidate, for systemic (intravenous) or autologous whole cell administration targeting the CD22 receptor on malignant B cells as a potential treatment for blood related cancers like aggressive lymphoma, with the intention of expanding the application of IFx technology to blood related cancers not amenable to intratumoral administration. The Company believes this would be the first systemically targeted mRNA innate immune agonist known to be in development.

•

Establish a leadership position in developing immune modulating bi-functional ADCs and APCs. We believe that we may be the first company to identify a novel Delta Opioid Receptor that controls the regulation of multiple immune suppressive functions of MDSCs, the primary contributor to tumor microenvironment immunosuppression. The Company believes that inhibiting MDSC functionality may represent a novel way to overcome acquired resistance to immunotherapies. The Company believes that its immune modulating bi-specific bi-functional ADCs and APCs represent a paradigm shift in this important class of therapeutics and has the potential to position the Company to take the lead on advancing these novel immunomodulatory bi-functional ADCs and APCs to clinical trials.

•

Establish Development and Commercial License Collaborations. Leveraging our CEO’s track record of successfully establishing development and commercial partnerships, the we intend to seek and establish partnerships with large pharmaceutical or biotech companies as a source of non-dilutive capital and funding to advance the global development of its product candidates.

Cancer Immunotherapies

The Cancer-Immunity Cycle

For an anti-cancer immune response to lead to effective killing of cancer cells a series of stepwise events must be initiated and allowed to proceed and expand iteratively. These steps, which are illustrated in the graphic below, are referred to as the “cancer-immunity cycle”. The human immune system is comprised of the innate immune system and adaptive immune system. The innate immune response, through evolution, has developed to protect us from our surrounding environment. It is the defense system with which we are born and serves as the body’s first defense mechanism against pathogens like bacteria or viruses and alerts the immune system to those threats. It works together with its complementary arm, the adaptive immune system, to address threats in the body, including cancer.

In the first step of the cycle, foreign proteins called “neoantigens” are created by cancer-related genes and are released and captured by dendritic cells (“DCs”) for processing. In order for this step to lead to a tumor killing T cell response, it must be accompanied by signals that specify immunity, or otherwise tolerance to the tumor antigens will be induced. Such immunogenic signals might include proinflammatory cytokines and factors released by dying tumor cells. During the next step, DCs present the captured neoantigens on MHCI and MHCII molecules to T cells, resulting in the priming and activation of tumor cell killing or cytotoxic, T cell responses against these cancer-specific neoantigens, which are viewed as foreign. Finally, the activated cytotoxic T cells traffic to and infiltrate the tumor bed, specifically recognizing and binding to cancer cells through the interaction between its T cell receptor (“TCR”) and its cognate antigen bound to MHCI and kill their target cancer cell. Killing of the cancer cell releases additional tumor-associated neoantigens repeating the first step of the cancer-immunity cycle, to increase the breadth and depth of the response in subsequent revolutions of the cycle.

In cancer patients, the cancer-immunity cycle does not perform optimally. In order for an innate response to be activated against a tumor, the tumor must appear foreign to the immune system. Tumor neoantigens may not be detected due to low neoantigen load or mutational burden, DCs and T cells may treat antigens as self rather than foreign thereby creating T regulatory cell responses rather than cytotoxic responses, T cells may not properly home to tumors, may be inhibited from infiltrating the tumor, or, importantly, factors in the tumor microenvironment might suppress those effector T cells that are produced. The goal of cancer immunotherapy is to initiate and reinitiate a self-sustaining cycle of cancer immunity, enabling it to amplify and propagate.

Trafficking of
T cells to tumors
(CTLs)
4
Priming and activation
(APCs & T cells)
3
5
Infiltration of T cells
into tumors
(CTLs, endothelial cells)
blood
vessel
lymph node
tumor
Cancer antigen
presentation
(dendritic cells/ APCs)
2
6
Recognition of
cancer cells by T cells
(CTLs, cancer cells)
1
Release of
cancer cell antigens
(cancer cell death)
7
Killing of cancer cells
(Immune and cancer cells)

Source: Oncology Meets Immunology: The Cancer-Immunity Cycle, Immunity, Volume 39, July 2013

IFx Technology

The goal of cancer immunotherapies generally is to initiate an immune response to tumor neoantigens, which are the abnormal proteins that tumor-associated genetic mutations cause the cells to produce. There are a number of approaches that attempt to make a tumor look foreign to the immune system. The optimal cancer immunotherapy would make a patient’s entire tumor appear foreign and activate an innate immune response through the comprehensive and efficient packaging of tumor neoantigens which are presented to cytotoxic T cells, leading to their priming, activation, and proliferation of an immune attack against the tumor. TuHURA’s IFx Technology is designed to accomplish this goal.

TuHURA’s IFx platform technology utilizes a proprietary plasmid DNA (“pDNA”) or messenger RNA (“mRNA”) which, when introduced into a tumor cell, results in the expression of a highly immunogenic gram positive bacterial protein (Emm55) from a rare variant of Streptococcus pyogenes on the surface of the tumor cell. This is graphically demonstrated above. By mimicking a bacterium, TuHURA’s technology makes a tumor cell look like bacteria. By making a tumor look like a bacterium, the molecular pattern of the bacterial protein is recognized by specific receptors on immune cells called pattern recognition receptors, also referred to as toll-like receptors or TLRs. These receptors are pre-programmed over evolution to recognize specific molecular patterns or motifs on pathogens like bacteria and activate and harness the power of the body’s innate immune response.

IFx is designed to harness the body’s natural innate immune response making the patients entire tumor appear foreign. This causes antigen presenting cells like DCs to phagocytize (which is the process of “eating” and “digesting”) the tumor cell, thinking they are bacteria. DCs present the captured neoantigens on MHCI and MHCII molecules to T cells, resulting in the priming and activation of cytotoxic T cell responses against these cancer-specific neoantigens, which are viewed as foreign. This is referred to as “primary epitope spreading.” Epitopes are the region/part of tumor antigens that are recognized by the immune system, specifically by antibodies, B cells and T cells. In doing so the first step of the cancer-immunity cycle is activated and restored.

Plasmid DNA, or plasmids, are small, circular, double-stranded DNA molecules that are separate from a cell’s chromosomal DNA and can replicate independently. Plasmids are most commonly found in bacteria, but can also be found in archaea and eukaryotic organisms. They can range in length from about 1,000 to hundreds of thousands of DNA base pairs. Plasmids often carry genes that can benefit the survival of an organism, such as antibiotic resistance. When a bacterium divides, all of the plasmids in the call are copied, so each daughter cell receives a copy of each plasmid. Plasmids can also be transmitted horizontally to other bacteria in some cases. Scientists have taken advantage of plasmids to use them as tools to clone, transfer, and manipulate genes.

Other Types of Cancer Immunotherapies

To date, most cancer immunotherapies, such as those described below, have utilized a number of different approaches to initiate an innate immune response to generate tumor specific activated T cells.

Oncolytic Virus Vaccines. Oncolytic virus vaccines are designed to preferentially induce viral replication-dependent oncolysis (viral induced killing) in tumors in an effort to stimulate antitumor immune responses. Intratumoral injection is thought to trigger both local and systemic immunological responses leading to tumor cell lysis, the release of tumor-associated antigens into the tumor microenvironment where they need to be recognized by antigen presenting cells leading to subsequent activation of innate and adaptive immune systems to induce tumor antigen-specific effector T-cell antitumor immunity.

Tumor-associated antigen vaccines. Another approach is to utilize Tumor-Associated Antigens (“TAAs”), some of which may also be similar to self-antigens, although preferentially overexpressed on tumor cells. However, these TAAs may also be displayed by normal healthy cells or cancer testis antigens that are only expressed by tumor cells and adult reproductive tissues. T and B cells with high affinity toward these TAAs also target self-antigens leading to the removal of these T and B cells from the immune repertoire by central and peripheral tolerance. Thus, a potent vaccine must break tolerance for them to work. To date, this approach has had limited success.

Individual Neoantigen Therapy. Tumor-Specific Antigens (“TSAs”) differ from tumor-associated antigens since they are not shared with similar self-antigens. They are typically de novo epitopes expressed by cancer-causing viruses (or oncoviruses) or private neoantigens encoded by somatic mutations. TSAs are truly tumor specific with no central tolerance. Deciding which TSAs to select and how to configure such multivalent vaccines is itself a daunting challenge. It may be insufficient to rely entirely on sequencing the expressed tumor genome looking for point mutations, translocation fusions, or CT antigens. Not only might this vary from patient to patient or even from cell to cell within a single patient’s tumor, expression at the messenger RNA or protein level does not assure that predicted antigenic peptides will be generated and expressed as peptide-MHCI complexes, especially in the face of the allelic complexity in the MHC. Several groups are actively approaching this problem by using a combination of informatics and mass spectroscopy of peptides eluted from MHCI molecules. Early clinical trials used as neo-adjuvant therapy in combination with checkpoint inhibitors among patients with potentially surgically curable disease at risk for relapse has yielded encouraging results, although how best to deliver them to patients remains a critical unknown.

Potential Advantages of IFx Innate Immune Agonist Technology

IFx’s approach is designed to naturally harness the power of the innate immune response leveraging Pathogen Associated Molecular Patterns (PAMP) or motifs present on pathogens, like bacteria and conserved through evolution. These patterns are recognized by pattern recognition receptors on antigen presenting and other immune cells of our innate immune system. By expressing a bacterial protein on the surface of a tumor cell the intact tumor cell is digested and the full complement of foreign tumor neoantigens are packaged and presented to newly produced T and B cells producing activated tumor specific T cells, the primary target allowing checkpoint inhibitors to work where they previously failed,

_TuHURA believes that its IFx technology avoids problems associated with trying to predict which tumor-specific antigens are important and avoids the challenges associated with selection, analysis, production and delivery that accompanies individual neoantigen therapy approaches. Unlike oncolytic viral therapies which lyse the tumor cell disseminating tumor neoantigens throughout the tissue surrounding the tumor relying on antigen presenting cells in the vicinity to recognize, digest and present neoantigens to naïve T and B cells, IFx technology presents the full complement of tumor neoantigens from the intact tumor cell providing more optimal neoantigen presentation and inter-antigenic epitope spreading more effectively than oncolytic viral therapy or individual neoantigen therapy approaches.

Importantly, IFx is not an oncolytic viral technology. Oncolytic viral technologies which work by “exploding” the tumor cell resulting in the random dissemination of tumor neoantigens into the tumor microenvironment where immune cells can potentially see and digest them. In contrast, IFx presents the full complement of tumor neoantigens packaged inside the intact tumor cell providing much more optimal neoantigen presentation and more efficient inter-antigenic epitope spreading.

Bi-specific/Bi-functional APCs and ADCs: Inhibiting MDSC immune suppressing functions

MDSCs

MDSCs are among the most common cells present in the tumor microenvironment, which is the tissue surrounding the tumor, where they are a major regulator of suppression of the immune system. MDSCs are normally produced during pregnancy where they migrate to and populate the placenta, creating an immunologic sanctuary for the fetus. Since half of the genetic make-up of the fetus comes from the father, this is necessary to prevent the mother’s immune system from attacking the fetus. They are also produced in settings of chronic inflammation or autoimmune disease as a mechanism to decrease inflammation or autoimmunity. Under normal conditions MDSCs represent less than 2% of circulating peripheral blood mononuclear cells (PBMCs) and lack potent immune suppressing characteristics

In cancer, MDSCs are hijacked by tumors to create an immunosuppressive environment in the tissues in which the tumor lives. MDSCs are the primary driver of the immunosuppressive tumor microenvironment. Multiple effector molecules and signaling pathways are used by MDSCs to regulate immune suppression. One main mechanism involves depletion of necessary amino acids like arginine through production of arginase (“Arg-1”), or “destruction” of inflammatory cytokines via production of inducible nitric oxide (“iNOS”), in addition to anti-inflammatory prostaglandins (“COX2”), immune suppressing cytokines like transforming growth factor beta (“TGF-®”) or Interleukin 10 (“IL-10”) and recruitment and induction of immune inhibitory cells such as regulatory T cells (T regs) and M2 polarized tumor associated macrophages (“TAMs”). Accumulating evidence demonstrates that the enrichment and activation of MDSCs correlates with tumor progression, metastasis and recurrence. In addition, MDSCs circulating in the blood of patients with cancer is highly correlated to poor clinical outcome.

The company believes that inhibiting and reprograming MDSC function represents a promising novel approach to overcome MDSC-induced tumor microenvironment immunosuppression and the resulting acquired resistance to cancer immunotherapies. Various companies are focusing on several strategies, including blocking MDSC recruitment to the microenvironment or inhibiting their production in the bone marrow. Another potential strategy is inhibiting MDSC-mediated immunosuppression by developing inhibitors to individual MDSC-related immune suppressing compounds such as IDO, iNOS or COX2 inhibitors.

TuHURA’s Delta Opioid Receptor (DOR) inhibitors: bi-specific, bi-functional antibody peptide or drug conjugates (APC, ADCs)

The Delta Opioid Receptor, or DOR, is the first cloned G protein-coupled receptor. Many recent studies on Delta Opioid Receptor functions have determined that the Delta Opioid Receptor is involved in the regulation of malignant transformation and tumor progression in multiple cancers. In hepatocellular carcinoma (HCC), higher expression of Delta Opioid Receptor was observed in liver tumor tissue cells compared to normal liver tissue/cells. When DOR gene expression was silenced or inhibited, the proliferation of HCC ells was inhibited, and tumor cells underwent apoptosis, the cell cycle was arrested and tumor cell invasion and migration.

While Delta Opioid Receptor overexpression and its role in tumor biology is well established in the literature, the company believes that TuHURA, along with scientists at Moffitt Cancer Center, are the first to describe the high differential expression of the Delta Opioid Receptor on tumor associated MDSCs compared to bone marrow (BM) or spleen derived MDSCs either in tumor free or tumor bearing models. (See Figures 1 and 2 below, courtesy of P Rodriguez, Moffitt Cancer Center).

As a previously unrecognized target to reprogram tumor associated MDSCs immunosuppressive functions on the tumor microenvironment, developing small molecule or peptide antagonists of the Delta Opioid Receptor represents a novel approach to reprograming MDSC functionality to overcome acquired resistance to checkpoint inhibitors and other cancer immunotherapies.

Inhibition of the Delta Opioid Receptor on tumor associated MDSCs is designed to block MDSC production of multiple immunosuppressing factors through a single point of intervention. TuHURA’s bi-specific APCs consists of a patented peptidomimetic Delta Opioid Receptor specific inhibitor conjugated to a checkpoint inhibitor like anti-PD-1 antibody. Moffitt Cancer Center scientists demonstrated that in Delta Opioid Receptor expressing, PD-1 resistant murine lung cancer models treatment with its APC, accumulated in the tumor microenvironment and resulted in a significant and dramatic improvement in survival when compared to treatment with anti-PD-1 antibody alone. The Company has established multiple functional assay screens to investigate the effects of both novel peptidomimetic or small molecule Delta Opioid Receptor specific inhibitors of tumor associated MDSC functionality to guide its selection of both APCs and ADCs for further invitro and invivo characterization and development.

The Company believes that its tumor associated MDSC-targeting APCs and ADCs have a number of potential benefits over current approaches to overcoming acquired resistance to cancer immunotherapies, including the following:

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Inhibiting tumor associated MDSC production of multiple immune suppressing factors. The Delta Opioid Receptor on tumor associated MDSCs functions like a “master switch” controlling the regulation of multiple immune suppressing factors such as, iNOS, Arg-1 and COX2. Inhibiting the receptor results in “shutting off” production of these and other immune suppressing factors as compared to the industry focus of developing inhibitors targeting a single factor.

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Blocking tumor associated MDSC recruitment to the microenvironment. To exhibit their immunosuppressive phenotype, MDSCs have to be recruited to the tumor site, transitioning to tumor associated MDSCs which display maximum immunosupressive properties. This process is mediated mainly by chemokines secreted in the tumor microenvironment and chemokine receptors expressed on MDSCs. There are a number of strategies to prevent the recruitment of MDSCs to the microenvironment through the development of inhibitors of chemokines such as CCL2/CCR2 blockade. However, brain, heart, kidney, liver, lung, ovary, pancreas, spinal cord, spleen, and thymus also express CCR2, introducing the potential for off-target side effects with this approach. Inhibiting the Delta Opioid Receptor prevents the proliferation and production of tumor associated MDSC-monocyte subpopulations (M-MDSC), promotes repolarizing M2 to M1 phenotype decreasing Th-2 cytokines while increasing Th-1 (g-IFN, IL-2) cytokines. Thus, changing the immunosuppressive phenotype of the tumor microenvironment to an immunogenic phenotype more favorable to cancer immunotherapies

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Immune modulation of tumor microenvironment/potentiating the effects of checkpoint inhibitors To date the prior and future development of ADCs, ADC-checkpoint inhibitors or bi-specific all have one thing in common, they target tumor associated receptors with the antibody and carry with it either a payload toxin, or other tumor cell cycle disruptors or checkpoint inhibitor. To our knowledge we are the only company developing APCs or ADCs, targeting MDSCs where our APCs, and ADCs are designed to be bi-specific/ bi-functional, i.e., affecting two targets and having two functions: inhibiting tumor associated MDSC-related immune suppression and thereby making tumor susceptible to attack, while localizing checkpoint inhibitors where the tumor resides. These two functions are intended to work together with the goal of overcoming acquired resistance, preventing T cell exhaustion and allowing checkpoint inhibitors and cellular therapies to be safer and more effective while interfering with the tumor’s ability to invade and spread throughout the body.

TuHURA’s Clinical Development Program

For purposes of the below descriptions of TuHURA’s Phase 1 and 1b clinical trials, the response rates for IFx-2.0 are determined under best clinical practice by the principal investigators, evaluating and confirming clinical progression prior to or during therapy utilizing conventional and appropriate radiographic or metabolic (Positron Emission Tomography – PET) methodologies. Response determination utilizes conventional terminologies under standardized response evaluation criteria. A “complete response”, or CR, is deemed to be disappearance of all lesions. A “partial response”, or PR, is at least a 30% decrease in the sum of the size of the target lesions. “Progressive disease”, or PD, is at least a 20% increase in the sum of the longest diameter or the appearance of new lesions. “Stable disease”, or SD, means that the patient has neither sufficient shrinkage in the lesions to qualify for PR nor sufficient increase to qualify for PD. The term “objective response rate” is defined as the proportion of patients who have a partial or complete response to therapy. Furthermore, the term “pCR” refers to a pathological complete response, which is the absence of signs of cancer in tissue samples removed during surgery or biopsy after treatment. “Progression-free survival”, or PFS, means the length of time after the treatment that a patient lives without disease progression.

Planned Phase 3 Trial for IFx-2.0

TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, its lead innate immune agonist, as adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma, who are checkpoint inhibitor-naïve utilizing the FDA’s accelerated approval pathway. The Company has worked the deputy director of the FDA’s Oncology Center of Excellence (OCE) on a unique trial design. Consistent with the FDA’s Project Front Runner initiative, the FDA recommended investigating IFx-2.0 in the front line treatment setting rather than in patients who are progressing on checkpoint inhibitor therapy, the latter of which was the conduct in the phase 1b trial. In doing so, data from a primary endpoint of objective response rate, or ORR, that is of sufficient magnitude and duration and with a favorable risk/benefit profile could be sufficient to support accelerated approval. Furthermore, OCE requested that the Company consider incorporating a key secondary endpoint that is of clinical benefit such that results from a key secondary endpoint of progression-free survival, or PFS, that is adequately powered with statistical assumptions in the statistical analysis plan provided to the FDA, if achieved without a detrimental effect on overall survival, or OS, could be adequate to support conversion to regular approval satisfying the requirement for a confirmatory trial. Notwithstanding the foregoing, the results of clinical trials are inherently uncertain, and the results of TuHURA’s planned Phase 3 clinical trial may fail to satisfy the ORR, PFS, and/or OS endpoints, and none of TuHURA’s prior clinical trials with respect to IFx-2.0 were powered to determine statistical significance over a control.

As set forth in a January 2024 partial clinical trial hold letter from the FDA regarding the chemistry, manufacturing, and controls (CMC) requirements for our planned Phase 3 trial for IFx-2.0 to be conducted under the Special Protocol Assessment agreement, the FDA is requiring that, prior to initiating the trial, we must qualify potency assay and the mixing process for IFx-2.0 to be used at the clinical site. We have reached agreement with FDA on the requirements for lifting the partial clinical hold and believe we will meet the requirements and consequently expect to receive a complete response letter, or CRL, lifting the partial clinical hold in the second quarter of 2025. The Company currently believes it may be in position to initiate the Phase 3 study in the second quarter of 2025 if the results of the mixing studies and potency assay qualifications are acceptable to the FDA, but there is no assurance that we will be able to satisfy the requirements set forth in the partial clinical trial hold letter on a timely basis or at all. We anticipate that enrollment for the Phase 3 would take approximately 12 months, with topline data potentially being available 6 to 7 months following the last patient enrolled. If successful, this Phase 3 trial would form the basis of a Biologics License Application, or BLA. A Special Protocol Assessment agreement is a binding written agreement between the U.S. Food and Drug Administration (FDA) and a trial sponsor that indicates the study’s design and analysis are adequate to support an application submission. A Special Protocol Assessment agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process. The study population, dose, schedule, and study design for the trial are based on the response rates observed in the Company’s Phase 1b trial in checkpoint inhibitor naïve patients with advanced Merkel cell carcinoma who exhibited primary resistance to anti PD(L)-1 checkpoint inhibitors such as Keytruda® The clinical study design for the Phase 3 registration trial is presented below. Based on correspondence with the FDA, patients with advanced Merkel cell carcinoma represent a patient population with an unmet medical need. TuHURA’s study, is designed to determine if IFx-2.0 can increase the objective response rate when used as adjunctive therapy to Keytruda in first line treatment of checkpoint inhibitor naïve patients with advanced Merkel cell carcinoma when compared to Keytruda alone.

Note: “FPI” means first patient in, “LPI” means last patient in, and “TLR” means top-line results. Progression Free Survival, or PFS, is defined as the time from randomization until first evidence of disease progression or death, and Overall Survival, or OS, is defined as the time between randomization to death.

Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma

TuHURA has completed enrollment in a multicenter Phase 1b dose and schedule finding trial for TuHURA’s IFx-Hu2.0 innate immune agonist candidate in patients with advanced Merkel cell carcinoma or cutaneous Squamous cell carcinoma (cSCC). This study follows a two-stage design with a primary goal to assess the safety and feasibility of repeated dosing schemas of IFx-2.0. In the first stage (exposure escalation), a 3+3 trial design was utilized to assess safety of repeated weekly intratumoral injections using a fixed dose of IFx-2.0 weekly for 1, 2 or 3 weeks (for cohorts 1, 2 or 3 respectively). Following safety evaluation the protocol was amended to include an expansion stage to increase the total study sample size to 20. A total of 23 patients were enrolled. As of June 2024, follow-up data was available on all evaluable patients.

The primary objective of the trial was to determine the safety, tolerability, and optimal dose and schedule of IFx-2.0 when administered intratumoral in up to three lesions injected across three different administration schedules. Safety was evaluated for up to 28 days following IFx-2.0 administration. Secondary objectives include tumor shrinkage (injected and non-injected lesions) and correlative immune response analysis (transcriptomic, proteomic, humoral and cellular), pre-and post-IFx-2.0 administration to guide the choice of dose and schedule for the company’s Phase 3 registration directed trial.

Twenty-three (23) patients were enrolled: Merkel cell carcinoma (13), cSCC (10). Among the thirteen (13) patients with Merkel cell carcinoma, twelve (12) completed treatment and the protocol directed 28 day safety evaluation follow up period; One (1) patient experienced a serious adverse event, or SAE, deemed possibly related to study drug. This patient experienced a Grade 3, or G3, adverse event, which is defined as an adverse event that is a severe or medically significant event that is not immediately life threatening, which in the case of this patient was a G3 autoimmune hepatitis that resolved with steroid treatment, and such patent has been recently treated with checkpoint inhibitors prior to study enrollment. Among the ten (10) patients with cSCC one (1) patient experienced an SAE unrelated to study drug and did not complete treatment nor the 28 day safety evaluation follow up period. All patients had received prior anti-PD(L)1 based treatment with disease progression being the reason for CPI discontinuation in all patients but one. Intra-tumoral (IT) IFx-2.0 was well tolerated at all dose schedules evaluated. As to efficacy, in the 21 patients that completed the study, best overall disease response to trial therapy was PR in 1 patient (including both injected and non-injected tumor sites), SD in 4, and PD in 16. The response assessment limited to the injected site(s) only was PR in 2 patients, SD in 8, and PD in 9. Two additional patients were not evaluable at the injected site(s) due to clinically challenging to measure dermal lesions that were not radiographically measurable. The study achieved the primary safety endpoint of the study demonstrating no grade 3 or greater toxicity in any of the 3 dose levels examined, and as a result, a recommended phase 2 dose was determined. The study also achieved its secondary endpoint of efficacy analysis demonstrating a disease control rate of 48% among injected lesions within the first 28 days post injection, and, as described below, a post-protocol efficacy analysis demonstrated an overall objective response rate of 64% (7 of 11 patients with Merkel cell carcinoma) after rechallenge with immune checkpoint inhibitors.

After protocol specified IT therapy, eleven (11) Merkel cell carcinoma patients and six (6) cSCC pts were treated with anti-PD(L)1 based therapy as the immediate post-protocol treatment. Five (5) of nine (9) (56%) evaluable Merkel cell carcinoma patients and one (1) of six (6) (17%) cSCC patients experienced an objective response to this ICI rechallenge, with duration of response ongoing in four (4) patients (6+, 19+, 21+, 23+ months) and the two other responses lasting 23 and 33 months. The two (2) remaining Merkel cell carcinoma patients were not evaluable for response from IO rechallenge due to radiation administered to the only measurable disease site(s), but both remain progression free at 11+ and 13+ months with previously progressive disease.

Of the twelve (12) patients with advanced Merkel cell carcinoma who completed treatment and protocol-directed 28-day safety evaluation follow-up period, seven patients exhibited primary resistance to first line treatment with a checkpoint inhibitor who did not receive subsequent therapies prior to receiving IFx-2.0. Five of seven patients received single agent anti-PD(L)-1 as initial therapy while two of seven patients received multiple CPIs as initial therapy including anti-PD-1, followed by anti-PD-1/anti-CTLA-4 therapy. All seven patients exhibited primary resistance to checkpoint inhibitor therapy progressing on average 3.3 months while receiving CPI therapy. These seven patients are graphically presented below:

This data demonstrating the potential for IFx-2.0 to overcome primary resistance to anti-PD(L)-1 therapy and formed the clinical rationale for examining IFx-2.0 as adjunctive therapy with Keytruda® (anti-PD-1) in first line therapy among checkpoint inhibitor naïve patients with advanced or metastatic Merkel cell carcinoma. Unlike the phase 1b where IFx-2.0 was administered after patients progressing on anti-PD(L)-1 therapy, we believe IFx-2.0 could potentially provide a higher response rate to Keytruda® when administered prior to patients progressing failing Keytruda®.

The remaining seven (7) patients received multiple checkpoint inhibitor therapy including anti-CTLA-4/anti-PD-1 therapy and/or investigational agent(s) and or chemotherapy as 2nd or 3rd line therapy prior to treatment with IFx-2.0. This patient population is not representative of patients to be enrolled in the phase 3 trial.

Importantly, IFx-2.0 is not an intratumoral therapy like oncolytic viral therapies whose anti-tumor activity is limited to accessible, injected lesions in limited stages of cancer. In contrast, IFx-2.0’s mechanism of action is to prime and activate an innate immune response in injected lesions leading to a systemic anti-tumor response. The Company chose to examine IFx-2.0 in cutaneous malignancies because human skin has a high density of DCs which are very efficient in presenting foreign antigens to immune cells. Local injection of IFx-2.0 into cutaneous lesion(s) has resulted in immune cell infiltration, and in the context of MHCI and MHCII, tumor neoepitope presentation to naïve B and T cells followed by activation of tumor specific B and T cells. The immune response has not been localized to just injected lesions but rather systemic as demonstrated by production of Emm55 (pDNA encoded bacterial protein expressed on the surface of the tumor cell) and tumor specific IgM and IgG antibodies in the plasma of patients post IFx-2.0 administration.

Patients Merkel cell carcinoma-03 and Merkel cell carcinoma-05 below demonstrate the abscopal effect of adjunctive IFx-2.0 therapy, These patients exhibited primary resistance to checkpoint inhibitor therapy, and subsequently achieved durable anti-tumor responses following IFx-2.0 and rechallenge with checkpoint inhibitor therapy.

Case study (MCC-005)

Patient was treated for multifocal in-transit recurrence of Merkel cell carcinoma in left leg with avelumab x 6 doses (12 weeks) with continued rapid clinical progression as well as development of liver metastatic disease on this therapy. Subsequently the patient was enrolled on IFx-2.0 protocol and received 3 weekly injections of IFx-2.0 without complication but continued clinical progression (additional in-transit sites). Disease status at time of last injection shown on the left. Following completion of IFx-2.0 protocol therapy, subject was rechallenged with pembrolizumab, a checkpoint inhibitor, and experienced an obvious clinical response initially apparent approximately 3-4 weeks into therapy. Clinical response at 3 months (middle photo below) and 6 months (right photo below) are shown in the photos below. Concordant (near-complete) radiographic response of liver metastases has also been observed and response has been maintained to date (19 months)

Case study (MCC-002)

Subject was treated with adjuvant pembrolizumab for stage II Merkel cell carcinoma on the STAMP trial but developed (nodal) progression after receiving 6 doses. Subject underwent salvage surgery/XRT but developed widespread metastatic disease ~3 months later (nodal, dermal, and intramuscular sites of disease). Subject was then enrolled on IFx-2.0 protocol and received 2 weekly injections to 3 nodal/dermal metastatic sites but experienced continued rapid progression (both injected and non-injected sites) including bulky diffuse adenopathy and numerous widespread subcutaneous/dermal nodules. Representative imaging from the time of completion of protocol therapy is shown on left in photo below including several subcutaneous sites (as noted by the arrows) and bulky retroperitoneal (“RP”) conglomerate lymph node (“LN”) metastases. Post-protocol, subject was started on checkpoint inhibitor rechallenge with avelumab and experienced deep partial response that has been maintained to date (33 months). Representative images from post-checkpoint rechallenge restaging shown below on right (complete remission of subcutaneous nodules, partial response in retroperitoneal sites).

IFx-2.0 Basket Trial

In May 2025, we initiated a Phase 1b/2a trial referred to as a “basket” trial, which is a type of clinical trial that tests a new product candidate in patients who have different types of cancer but a common biologic reason for resistance to checkpoint inhibitors. The Phase 1b stage of the trial will examine the feasibility and safety of Keytruda® and adjunctive IFx-2.0 where IFx-2.0 is administered via interventional radiology into lesions in the liver, retroperitoneal or lungs of patients who have advanced and metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve. Following the Phase 1b component, the planned Phase 2a stage will extend enrollment to patients with any cancer type (so-called “histology agnostic”) who exhibit a high incidence of primary resistance to checkpoint inhibitors in cancers such as advanced triple negative breast cancer or ovarian cancer. Since the biology of primary resistance to checkpoint inhibitors is similar across tumor types, TuHURA believes that IFx-2.0’s mechanism of action should be applicable in overcoming primary resistance to checkpoint inhibitors irrespective of tumor type. If successful, this trial could have the ability to expand the utility of IFx-2.0 beyond advanced Merkel cell carcinoma.

Phase 1 Trial in Advanced, (Stage IIIC-IV) Cutaneous Melanoma

TuHURA has also conducted a Phase 1 trial at the Moffitt Cancer Center in seven (7) patients with advanced (Stage IIIc/IV) cutaneous melanoma, six (6) of whom were eligible for evaluation post-IFx-2.0 therapy. The primary objective of the trial was to determine the safety and tolerability of IFx-2.0 when administered intratumorally with up to three lesions injected at a single time point. Safety was evaluated for 28 days following

IFx-2.0 administration. Secondary objectives included tumor shrinkage, transcriptomic, proteomic, humoral, and cellular immune response pre and post IFx-2.0 administration. IFx-2.0 was well tolerated. Mild pain and swelling among injected lesions were most common reported side effect < Grade 2 in severity. Four (4) of the six (6) patients exhibited primary resistance to, and failed checkpoint inhibitor trials prior to IFx-2.0. Following IFx-2.0 administration three (3) of four (4) patients subsequently responded to rechallenge with checkpoint inhibitor(s). One patient achieved stable disease (“SD”) and 2 experienced a partial response (“PR”). As of the last follow up responses are ongoing at 1337, 608, 313 days. Two (2) patients (SD and PR) underwent surgical resections following checkpoint inhibitor therapy. Immunologic profiling data (pre-and post-IFx-2.0) demonstrated a robust systemic immune response with (i) activation of tumor specific B cells with tumor specific IgM/IgG antibody production recognizing hundreds of previously unrecognized melanoma tumor neoepitopes and (ii) gene signature, consistent with innate response in injected lesions, a gene signature consistent with adaptive response in un-injected lesions as well as increased expression (up to 11 fold) of genes known to be predictive of response to checkpoint inhibitors following IFx-2.0 therapy but prior to checkpoint inhibitor rechallenge.

Planned IND-Enabling Studies for IFx-3.0 Next Generation mRNA Innate Immune Agonist

TuHURA is also developing a second innate immune agonist candidate that incorporates its codon optimized mRNA into a lipid nanoparticle coupled to an antibody f targeting the CD22 receptor. CD22 is overexpressed on a variety of B cell cancers including aggressive lymphomas like diffuse large B cell lymphoma or DLBCL. Unlike IFx-2.0, which utilizes a proprietary pDNA for intratumoral administration, TuHURA is designing IFx-3.0 for intravenous (or autologous whole cell) administration. This is intended to allow extension of the company’s innate immune agonist candidates to tumors not accessible by injection, like blood-related cancers, and could result in eliciting a more potent immune response without the need for checkpoint inhibitors. We plan to test various constructs in vitro before advancing to humanized immune competent murine models of aggressive lymphoma planned for 2026.

Market Opportunity

Checkpoint inhibitors dominate oncology sales and represent the most successful oncology drug commercial launches in oncology drug development. Since their commercial launch in 2014, sales of checkpoint inhibitors have grown at an impressive compounded annual growth rate with $29.9 billion in sales in 2020 reaching $37 billion in 2022, according to Precedence Research. By 2030 the market is expected to grow to over $148 billion in world wide sales, according to Precedence Research. The Company believes that its technology platforms have the potential to address both primary and acquired resistance, the two major limitations to checkpoint inhibitor and cellular therapies and as such represents a large market opportunity. While upward of 15% to 60% of patients will respond to first time treatment with checkpoint inhibitors, 40% to 85% will not. It is this population of patients with primary resistance to checkpoint inhibitors that the Company believes represents the initial market opportunity for IFx-2.0. The biologic basis for primary resistance to checkpoint inhibitors is similar across various tumor types, predominately the lack of tumor infiltration with activated tumor specific T cells. The Company believes that an agent that can overcome primary resistance to checkpoint inhibitors in one tumor type should overcome resistance in others, if not all, tumor types that exhibit primary resistance to them. The Company’s initial strategy is to demonstrate the ability of IFx-2.0 to overcome primary resistance in the 50% of patients with advanced MCC receiving front line therapy with Keytruda® (pembrolizumab), the current standard of care, allowing more patients to achieve an anti-tumor response than with Keytruda® alone.

According to Delve Insight, it is estimated by 2027 there will be approximately 4,245 patients in the U.S. and 7,049 patients in the 7 major market European countries, including the UK, growing to a total of 15,262 patients by 2034 in these geographic territories. The standard of care for patients with the advanced or metastatic Merkel cell carcinoma is therapy with a checkpoint inhibitor like Keytruda® (pembrolizumab). If the results of our above-detailed “basket trial” are successful, the results from that clinical trial could allow IFx-2.0 to be used in a variety of tumor types other than Merkel cell carcinoma that exhibit primary resistance to checkpoint inhibitors, which could expand the market application of IFx-2.0 significantly.

Among patients who initially respond to treatment with checkpoint inhibitors, almost all patients will ultimately develop acquired resistance where checkpoint inhibitors no longer work and the tumor recurs and/or progresses. While the cause of acquired resistance is multifactorial, a major contributor is tumor associated MDSC-induced immunosuppression of the tumor microenvironment leading to T cell exhaustion and failure of checkpoint inhibitors or cellular therapies. The company’s initial strategy is to investigate its MDSC-targeted bifunctional ADCs in tumor types that initially responded to and subsequently progressed on or following checkpoint inhibitor therapy. If successful in overcoming acquired resistance to checkpoint inhibitors while potentially limiting their toxicity to non-tumor tissue, such an application would be expected to also represent a significant market opportunity.

TuHURA’s Manufacturing Strategy

TuHURA is working with a number of contract development and manufacturing contract organizations (CDMOs) to produce product candidate components, clinical trial material as well as cGMP drug substance and drug product and necessary validated analytical tests required for registration trials and commercial material. TuHURA may enter into development collaborations with large pharmaceutical or biotech companies where the company would look to its development partner to assume responsibility for product manufacturing and supply.

TuHURA utilizes CDMOs to make the emm55-pDNA, drug substance, and drug product. The emm55-pDNA utilizes a cationic polymer as a transfectant agent excipient and is mixed with dextrose at the site of administration. As is common practice for drug products requiring mixing at site of administration, the FDA requires standard mixing studies to be published in the pharmacy manual to guide correct process for constitution of the drug product prior to administration. In addition, the FDA requires potency assay(s) and stability assays among other standard processes to allow specifications from batch to batch to meet pre-specified agreed to assay parameters allowing product release for clinical trials. TuHURA, through its third party CDMOs, is in the process of completing development, qualification and validation of all such assays necessary for the production and release of drug product which meets cGMP requirements for use in its Phase 3 registration directed trial.

Intellectual Property

Intellectual property is of vital importance in TuHURA’s field and in biotechnology generally. The company seeks to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of TuHURA’s—business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. TuHURA also seeks to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available. TuHURA has sought patent protection in the United States and internationally related to its IFx-Hu2.0 platform technology as well as its IFx-Hu3.0 technology, and TuHURA licenses from third parties the patents and patent applications relating to its tumor microenvironment modulators technology.

TuHURA expects to file additional patent applications in support of current and new clinical candidates, as well as new platform and core technologies. TuHURA’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of TuHURA’s current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending any such patents against third-party challenges and operating without infringing on the proprietary rights of others. TuHURA’s ability to stop third parties from making, using, selling, offering to sell or importing its product candidates will depend on the extent to which TuHURA has rights under valid and enforceable patents or trade secrets that cover these activities.

The terms of individual patents depend upon the statutory term of the patents in the countries in which they are issued. In most countries in which TuHURA files, including the United States, the patent term is 20 years from the earliest filing of a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment (“PTA”), which compensates a patentee for administrative delays by the USPTO in examining and granting a patent. Conversely, a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration to account for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when TuHURA’s products receive FDA approval, TuHURA expects to apply for patent term extensions on patents covering those products. TuHURA plans to seek patent term extensions to any issued patents TuHURA may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with TuHURA’s assessment that such extensions should be granted, and if granted, the length of such extensions.

In some instances, TuHURA has submitted and expects to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. While TuHURA intends to timely file non-provisional patent applications relating to TuHURA’s provisional patent applications, TuHURA cannot predict whether any such patent applications will result in the issuance of patents that provide TuHURA with any competitive advantage.

TuHURA expects to file U.S. non-provisional applications and Patent Cooperation Treaty, or PCT, applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. A designated authority performs an initial search and issues a non-binding opinion as to the patentability of the subject matter. The opinion may be used to evaluate the chances of success of national phase applications in various jurisdictions, thereby informing the development of a global filing strategy.

Although a PCT application does not itself issue as a patent, it allows the applicant to conveniently file applications in any of the member states through national-phase applications. At the end of a period of 30-31 months from the earliest priority date of the patent application (varies by jurisdiction), individual applications can be filed in any of the PCT member states/regions. Use of the PCT system is more cost-effective than direct foreign filings and permits applicants greater flexibility with respect to budgeting and the selection of foreign jurisdictions.

For all patent applications, TuHURA determines claiming strategy on a case-by-case basis. Advice of counsel and TuHURA’s business model and needs are always considered. TuHURA seeks to file patents containing claims for protection of all useful applications of TuHURA’s proprietary technologies and any products, as well as all new applications and/or uses TuHURA discovers for existing technologies and products, assuming these are strategically valuable. TuHURA continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for TuHURA’s processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet TuHURA’s intellectual property and business needs.

TuHURA recognizes that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, TuHURA may not obtain or maintain adequate patent protection for any of TuHURA’s future product candidates or for TuHURA’s technology platform. TuHURA cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that TuHURA holds may be challenged, circumvented or invalidated by third parties.

The patent positions of biotechnology companies are generally uncertain and involve complex legal, scientific and factual questions. TuHURA’s commercial success will also depend in part on not infringing upon the proprietary rights of third parties. Third-party patents could require TuHURA to alter its development or commercial strategies, or TuHURA’s products or processes, obtain licenses or cease certain activities. TuHURA’s breach of any license agreements or its failure to obtain a license to proprietary rights required to develop or commercialize TuHURA’s future products may have a material adverse impact on the company.

If third parties prepare and file patent applications in the United States that also claim technology to which TuHURA has rights, TuHURA may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see “Risk Factors — Risks Relating to TuHURA – Risks Relating to TuHURA’s Intellectual Property.”

When available to expand market exclusivity, TuHURA’s strategy is to obtain, or license additional intellectual property related to current or contemplated development platforms, core elements of technology and/or clinical candidates.

Company-owned Intellectual Property

As of December 31, 2024, TuHURA had 33 issued patents over 13 jurisdictions, and 9 pending applications (2 U.S. utility patent applications and 7 foreign patent applications). Most of such patents and patent applications relate to TuHURA’s IFx technology platform. The following is a summary of TuHURA’s issued patents and pending patent applications as of December 31, 2024 by patent family.

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/Status	Earliest Expected Expiration Date	Type of Parent Protection
DNA Vector and Transformed Tumor Cell Vaccines	Whole cell and DNA cancer vaccines	PCT/US2015/018688 (WO 2015/134577)	03/04/2015	Nationalized in CH, DE, DK, EP, FR, GB, HK, IE, NL, NO, SE, US	3/4/2035	Use Composition Composition
		US 9,555,088 US 9,839,680 US 10,391,158 US 10,751,400	07/07/2016 01/30/2017 12/11/2017 08/26/2019	Issued 01/31/2017 Issued 12/12/2017 Issued 08/27/2019 Issued 08/25/2020	3/4/2035 3/4/2035 3/4/2035 3/4/2035	Use

Cancer Vaccine Comprising mRNA Encoding a M-Like- Protein	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2016/033235 (WO 2016/187407)	05/19/2016	Nationalized in AU, CA, CH, CN, DE, DK, EP, FR, GB, HK, IE, JP, NL, NO, SE, US	5/19/2036	Use Composition Composition/ use
		US 9,636,388 US 10,682,401 US 18/060,605	07/28/2016 05/01/2017 12/01/2022	Issued 05/02/2017 Issued 06/16/2020 pending	5/19/2036 5/19/2036 5/19/2036

Modified mRNA for Multicell Transformation	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2021/031204 (WO 2021/226413)	5/7/2021	Nationalized in CN, JP, CA, IN, AU, EP, KR To be filed in HK	5/7/2041

Exosome Delivery of Cancer Therapeutics	Production and use of exosome preparations to systemically deliver pDNA and/or	US 18/055,724 (US 2023- 0183690)	11/15/2022	Published/ pending		Composition/ use

Licensed Intellectual Property Rights Relating to Delta Receptor Technology

TuHURA licenses the intellectual property rights relating to its tumor microenvironment modulator technology platform under exclusive license agreements with H. Lee Moffitt Cancer Center and Research Institute (“Moffitt Cancer Center”) and the West Virginia University Research Corporation (“WVURC”). In particular, TuHURA is a party to a March 2019 Exclusive License Agreement with Moffitt Cancer Center under which, as amended, we license patent rights co-owned by Moffitt and University of South Florida relating to ADCs for immunotherapy and Delta receptor targeted agents for molecular imaging and immunotherapy of lung cancer. TuHURA is a party to a second Exclusive License Agreement entered into in April 2021 under which, as amended, we license Moffitt’s interest in certain patent rights relating to the applicability of TuHURA’s Delta receptor technology to the tumor microenvironment (these patent rights are co-owned by Moffitt and us). TuHURA is a party to a September 2022 Restated and Amended Exclusive License Agreement with WVURC pursuant to which TuHURA licenses from WVURC certain patent rights (including WVURC’s rights under one patent that is jointly owned by WVURC and the company) relating to Delta receptor targeted agents for molecular imaging and cancer immunotherapy. These license agreements were originally entered into with Moffitt and WVURC by TuHURA Biopharma which assigned its interest under the agreements to TuHURA as a part of the acquisition of certain TuHURA Biopharma assets in January 2023. The following are summaries of the material terms of these license agreements:

2019 License Agreement with Moffitt Cancer Center

In March 2019, TuHURA Biopharma, as predecessor in interest to the company, entered into an Exclusive License Agreement with Moffitt Cancer Center, which agreement was amended in September 2019, April 2021 and August 2022 (as amended, the “2019 Moffitt Agreement”), for the worldwide, exclusive license of patents for the development, commercialization and marketing of products derived from Moffitt’s rights to patents entitled “Conjugates for Immunotherapy” and “A Delta-Opioid Receptor Targeted Agent For Molecular Imaging And Immunotherapy Of Lung Cancer” (the “2019 Moffitt Licensed Patents”). The exclusive nature of the granted licenses are subject to customary reservations by Moffitt for non-commercial research, development, and academic purposes. The licenses granted by Moffitt are sublicensable by TuHURA to affiliates and third parties, subject to certain requirements, including providing Moffitt with a copy of each executed sublicense agreement and ensuring that the sublicensee complies with the terms of the 2019 Moffitt Agreement.

Pursuant to the terms of the 2019 Moffitt Agreement, in partial consideration of Moffitt’s grant of the rights and licenses, TuHURA Biopharma paid to Moffitt one-time, non-refundable license issue fees of $100,000 and $30,000. Additionally, TuHURA Biopharma issued shares of its common stock to Moffitt as additional consideration, which were exchanged for 146,397 shares of the company’s common stock (after giving effect to the exchange ratio in the Kintara Merger) as a part of the TuHURA Biopharma asset acquisition. The company is obligated to pay Moffitt an annual license maintenance fee not in excess of $50,000 per year until annual minimum royalty payments commence following commercial sales of licensed products.

Also under the 2019 Moffit Agreement, TuHURA is required to make the following additional payments:

•

Various milestone royalty payments based on specified development, approval, commercialization, and sales milestones, which payments range from $150,000 to $400,000 for milestones relating to the commencement of clinical trials up to $3.0 million to $5.0 million based on sales thresholds in excess of $1.0 billion in sales;

•

Running royalties based on net sales of licensed products with a royalty percentage in the middle-single digit and with escalating minimum annual royalties that do not exceed $0.5 million per year; and

•	Payment of all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the 2019 Moffitt Agreement will be until the later of (i) the date on which the last of the licensed patents expire, or (ii) twenty (20) years after the date of the 2019 Moffitt Agreement. TuHURA may unilaterally terminate the 2019 Moffitt Agreement at any time on six (6) months’ notice to Moffitt, provided that all payments due by TuHURA at that time have been made through the effective date of termination. Additionally, TuHURA may terminate the agreement with written notice to Moffitt in the event Moffitt commits a material breach and such breach is not cured within sixty (60) days following Moffitt’s receipt of such notice. Moffitt has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event TuHURA: (x) fails to make payments due under the agreement within thirty (30) days following notice from Moffitt; (y) commits a material breach that is not cured, or capable of being cured, within sixty (60) days after receipt of notice from Moffitt; (z) or challenges the validity of any of the 2019 Moffitt Licensed Patents before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate. At the request of Moffitt, TuHURA is obligated to provide all materials, clinical results, regulatory submissions, registrations and any other related filings for the 2019 Moffitt Licensed Patents, and all data used to support the same, to Moffitt.

2021 License Agreement with Moffitt Cancer Center

In April 2021, TuHURA Biopharma, as predecessor in interest to the company, entered into an Exclusive License Agreement with Moffitt, which agreement was amended in August 2022 (collectively, the “2021 Moffitt Agreement”), for the worldwide, exclusive, license to Moffitt’s rights under a jointly-owned patent entitled “Delta Opioid Receptor Antagonist Reprogram Immunosuppressive Microenvironment to Boost Immunotherapy” (the “2021 Moffitt Licensed Patent”) for the development, commercialization and marketing of products from covered claims of the 2021 Moffitt Licensed Patent. The exclusive nature of the licenses granted are subject to customary reservations by Moffitt for non-commercial research, development, and academic purposes. The licenses granted by Moffitt are sublicensable by the company to affiliates and third parties, subject to certain requirements, including providing Moffitt with a copy of each executed sublicense agreement, and ensuring that the sublicensee comply with the terms of the 2021 Moffitt Agreement.

Pursuant to the terms of the 2021 Moffitt Agreement, in partial consideration of Moffitt’s grant of the rights and licenses, TuHURA Biopharma paid to Moffitt a one-time, non-refundable license issue fee of $12,500. Additionally, TuHURA Biopharma issued shares of its common stock to Moffitt as additional consideration, which were exchanged for 195,465 shares of the company’s common stock as a part of the TuHURA Biopharma asset acquisition. TuHURA is obligated to pay Moffitt an annual license maintenance fee not in excess of $25,000 per year until annual minimum royalty payments commence following commercial sales of licensed products.

TuHURA is also required to make the following additional payments:

•

Various milestone royalty payments based on specified development, approval, commercialization, and sales milestones, which payments range from $37,500 to $100,000 for milestones relating to the commencement of clinical trials up to $750,000 to $1.25 million based on sales thresholds in excess of $1.0 billion in sales; and

•

Running royalties based on net sales of licensed products with a royalty percentage in the middle-single digit and with escalating minimum annual royalties that do not exceed $0.1 million per year; and

•	Payment of all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the 2021 Moffitt Agreement will be until the later of (i) the date on which the last of the patents expire, or (ii) twenty (20) years after the date of the 2021 Moffitt Agreement. TuHURA may unilaterally terminate the 2021 Moffitt Agreement at any time on six (6) months’ notice to Moffitt, provided that all payments due by TuHURA at that time have been made through the effective date of termination. Additionally, TuHURA may terminate the agreement with written notice to Moffitt in the event Moffitt commits a material breach and such breach is not cured within sixty (60) days following Moffitt’s receipt of such notice. Moffitt has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event we: (x) fail to make payments due under the agreement within thirty (30) days following notice from Moffitt; (y) commit a material breach that is not cured, or capable of being cured, within sixty (60) days after receipt of notice from Moffitt; (z) or challenge the validity of any of the 2021 Moffitt Licensed Patent before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate. At the request of Moffitt, TuHURA is obligated to provide all materials, clinical results, regulatory submissions, registrations and any other related filings for the 2021 Moffitt Licensed Patent, and all data used to support the same, to Moffitt.

License Agreement with West Virginia University Research Corporation

In January 2023 but with an effective date of September 2022, TuHURA Biopharma, as predecessor in interest of the company, entered into a Restated and Amended Exclusive License Agreement with WVURC (the “WVU Agreement”), which terminated and replaced the prior agreement between WVURC and TuHURA Biopharma. The WVU Agreement provides for the exclusive commercialization rights relating to Delta receptor targeted agents for WVURC patent rights relating to molecular imaging and cancer immunotherapies (the “WVU Patents”). Under the WVU Agreement, among other rights, WVURC granted TuHURA a worldwide, exclusive right, with limited sublicense rights, to develop and commercialize the WVU Patents in accordance with the milestone schedule therein.

As partial consideration for the rights granted under the WVU Agreement, TuHURA Biopharma previously paid a non-refundable, upfront fee of $50,000. Under the terms of the WVU Agreement, TuHURA is required to pay WVURC a tiered running royalty in the low-to-mid single digit percentages based on levels of net sales of licensed products, including the net sales of sublicensees, with customary anti-stacking provisions. TuHURA is also required to pay annual fees of $30,000 or less and is required to fund all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the WVU Agreement will expire on the later of: (i) the expiration of the date of the last to expire of the WVU Patents or (ii) twenty (20) years from the first commercial sale of a licensed product derived from the WVU Patents, unless earlier terminated pursuant to its terms. TuHURA may unilaterally terminate the WVU Agreement upon written notice to WVURC at any time on six (6) months’ notice to WVURC, provided that all payments due by TuHURA at that time have been made through the effective date of termination. Additionally, TuHURA may terminate the agreement with written notice to WVURC in the event WVURC commits a material breach and such breach is not cured within sixty (60) days following WVURC’s receipt of such notice. WVURC has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event TuHURA fails to make payments due under the agreement within thirty (30) days following notice from WVURC; commits a material breach that is not cured, or capable of being cured, within ninety (90) days after receipt of notice from WVURC; or challenges the validity of any of the WVU Patents before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the WVU Agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate.

The following is a summary of the patent rights licensed from Moffitt Cancer Center and WVURC:

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/ Status	Earliest Expected Expiration Date	Type of Patent Protection
DNA Vector and Transformed Tumor Cell Vaccines	Whole cell and DNA cancer vaccines	PCT/US2015/018688 (WO 2015/134577)	03/04/2015	Nationalized in CH, DE, DK, EP, FR, GB, HK, IE, NL,NO, SE, US	3/4/2035	Use Composition Composition Use
		US 9,555,088 US 9,839,680 US 10,391,158 US 10,751,400	07/07/2016 01/30/2017 12/11/2017 08/26/2019	Issued 01/31/2017 Issued 12/12/2017 Issued 08/27/2019 Issued 08/25/2020	3/4/2035 3/4/2035 3/4/2035 3/4/2035

Cancer Vaccine Comprising mRNA Encoding a M-Like-Protein	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2016/033235 (WO 2016/187407)	05/19/2016	Nationalized in AU, CA, CH, CN, DE, DK, EP, FR, GB, HK, IE, JP, NL, NO, SE, US	5/19/2036	Use Composition Composition/use
		US 9,636,388 US 10,682,401 US 18/060,605	07/28/2016 05/01/2017 12/01/2022	Issued 05/02/2017 Issued 06/16/2020 pending	5/19/2036 5/19/2036 5/19/2036

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/ Status	Earliest Expected Expiration Date	Type of Patent Protection

Modified mRNA for Multicell Transformation	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2021/031204 (WO 2021/226413)	5/7/2021	Nationalized in CN, JP, CA, IN, AU, EP, KR To be filed in HK	5/7/2041

Exosome Delivery of Cancer Therapeutics	Production and use of exosome preparations to systemically deliver pDNA and or mRNA to	US 18/055,724 (US 2023-0183690)	11/15/2022	Published/ pending		Composition/use

Employees and Human Capital Resources

As of December 31, 2024, TuHURA had 19 full-time employees and no part-time employees. Of these employees, 15 were engaged in research and development activities. The majority of TuHURA’s employees are based in Tampa, Florida. None of TuHURA’s employees are represented by labor unions or covered by collective bargaining agreements. TuHURA considers its relationship with its employees to be good.

TuHURA’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating TuHURA’s existing and new employees, advisors and consultants. The principal purposes of TuHURA’s equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of the company by motivating such individuals to perform to the best of their abilities and achieve its objectives.

Government Regulation and Product Approval

Therapeutic products are subject to rigorous regulation by the FDA and other governmental agency regulations in the United States and in foreign countries. Noncompliance with applicable requirements can result in import detentions, fines, civil monetary penalties, injunctions, suspensions or losses of regulatory approvals or licenses, recall or seizure of products, operating restrictions, denial of export applications, governmental prohibitions on entering into supply contracts, and criminal penalties and prosecution. Failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals or licenses, as well as any other failure to comply with regulatory requirements, would have a material adverse effect on TuHURA’s business, financial condition and results of operations. In connection with seeking therapeutic approval, TuHURA will have to comply with the many regulations and requirements associated with the conduct of preclinical and clinical trials, the FDA application process, the terms of any pre-certification protocols and agreements, FDA manufacturing requirements for investigational products, and testing. Upon approval of a Biologics License Application, or BLA, and similar approvals in other jurisdictions, there will be additional regulations that must be complied with, including regulations relating to the packaging, distribution, marking, marketing and claims of TuHURA’s potential products. These later regulations are not only found in federal regulation but many states and, of course, foreign countries.

The U.S. FDA Process

The FDA regulates the clinical testing and design of therapeutics to ensure that medical products distributed in the United States are safe and effective for their intended uses. The application process for a new therapeutic is highly regulated.

As a biopharmaceutical company that operates in the United States, TuHURA is subject to extensive regulation by relevant authorities, including the FDA. TuHURA’s potential products will be regulated as biologics. With this classification, commercial production of its potential products will need to occur in registered and licensed facilities in compliance with current good manufacturing practices (cGMP) established by the FDA for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization.

Government authorities in the United States (at the federal, state and local levels) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those TuHURA is developing. TuHURA’s candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in a foreign country. Generally, TuHURA’s activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and their respective implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on TuHURA. The FDA has limited experience with commercial development of T cell therapies for cancer, including direct-injectable technologies such as AIM INJ. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•

completion of nonclinical laboratory tests and animal studies according to Good Laboratory Practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an investigational new drug, or IND, application, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each clinical trial may be initiated;

•

performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as Good Clinical Practice, or GCP, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current Good Tissue Practices, or cGTPs, for the use of human cellular and tissue products;

•	potential FDA audit of the trial and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA.

Preclinical studies

Before testing any biological product candidate, including TuHURA’s drug candidates, in humans, the drug candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Human clinical trials in support of a BLA

Clinical trials involve the administration of the biological product candidate to human research subjects under the supervision of qualified investigators, generally licensed physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection, inclusion and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during a clinical trial due to safety concerns or non-compliance. If the FDA imposes a clinical hold, the trial may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, TuHURA cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research participants provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent form that must be signed by each clinical trial subject or the participant’s legal representative and must monitor the clinical trial until completed. For certain clinical trials involving biologics, they also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Information about certain clinical trials, including details of the protocol and eventually study results, also must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the ClinicalTrials.gov data registry. Information related to the investigational product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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phase 1. The investigational biological product candidate is initially introduced into human subjects to test for safety, dosage tolerance, absorption, metabolism, distribution and excretion. The initial human testing is often conducted in patients, rather than in healthy volunteers, in the case of products for severe or life-threatening diseases.

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phase 2. The biological product is evaluated in a limited patient population to identify possible safety risks (adverse effects), optimize dosing and preliminarily evaluate the efficacy of the product for specific targeted diseases.

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phase 3. Clinical trials are undertaken in an expanded patient population to further evaluate dosage, clinical efficacy, and safety, often at geographically dispersed trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the investigational product and provide, if appropriate, an adequate basis for product labeling. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval clinical trials, sometimes referred to as phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In certain instances, the FDA may mandate the performance of phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trial must be submitted at least annually to the FDA and more frequently if serious adverse events, or SAEs, occur. The FDA or the trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research participants are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, GCP, or other IRB requirements, or if the investigational product has been associated with unexpected serious harm to patients. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor known as the data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints.

During the development of a new drug or biological product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of phase 2, and before submission of a BLA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide guidance, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end of phase 2 meeting to discuss their phase 2 clinical results with the agency and to present their plans for the pivotal phase 3 studies that they believe will support approval of the new drug or biological product.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the clinical trial period, the number of participants the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, and controls and proposed labeling, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. A BLA in particular must contain proof of the biological product candidate’s safety, purity, potency and efficacy for its proposed indication or indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended, or PDUFA, each BLA must be accompanied by a significant user fee, and the sponsor of an approved BLA is also subject to an annual program fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

According to the goals and policies for original BLAs agreed to by the FDA under PDUFA, the FDA has ten months from the accepted for filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. For all BLAs, the ten and six-month time periods run from the filing date; for most other original applications, the ten and six-month time periods run from the submission date. Despite these review goals, it is not uncommon for FDA review of a BLA to extend beyond the goal date.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making final decisions on approval. The FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biological product. The REMS could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will typically conduct a pre-approval inspection of the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the cGTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products (HCT/Ps), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the cGTP requirements is to ensure that cellular tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, cGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. A sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration is required to submit an initial Pediatric Study Plan, or iPSP, within sixty days of an end-of-phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the phase 3 or phase 2/3 clinical trial. The iPSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the iPSP. A sponsor can submit amendments to an agreed upon iPSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs. Unless otherwise required by regulation, the PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval or may require additional clinical or other data and information. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than TuHURA interprets the same data. On the basis of the FDA’s evaluation of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue either an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. The CRL may require additional clinical or other data, additional pivotal phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may choose to either resubmit the BLA addressing all of the deficiencies identified in the letter, or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If a product receives regulatory approval from the FDA, the approval is limited to the conditions of use (e.g., patient population, indication) described in the application. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, Breakthrough Therapy Designation and priority review designation and regenerative medicine advanced therapy designation.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor and the FDA agree on a schedule for the submission of the application sections and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA. In addition, fast track designation may be withdrawn by the sponsor or rescinded by the FDA if the designation is no longer supported by data emerging from the clinical trial process.

In addition, with the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in 2012, Congress created a new regulatory program for product candidates designated by FDA as “breakthrough therapies” upon a request made by the IND sponsors. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval of their respective marketing applications. The

FDA must take certain actions with respect to breakthrough therapies, such as holding timely meetings with and providing advice to the product sponsor, which are intended to expedite the development and review of an application for approval of a breakthrough therapy.

Next, the FDA may designate a product for priority review if it is a drug or biologic that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA from the date of filing.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

As part of the 21st Century Cures Act, congress created an accelerated approval pathway for regenerative medicine advanced therapies, or RMATs, which includes therapeutic tissue engineered products, human cell and tissue products, cell therapies and combination products using any such therapies. The program is intended to facilitate expedited development and review of RMATs intended to address serious diseases or conditions.

A sponsor may request a RMAT designation from the FDA concurrently with or any time after the IND submission. The FDA has 60 calendar days to determine if the drug product meets the required criteria. Preliminary clinical evidence that the product has the potential to address a serious unmet need or condition is expected, is not required to indicate that the drug product may offer significant improvement over current therapies. The RMAT designation provides the same benefits of the fast track and breakthrough designation programs and programs may be eligible for priority review. Products with the RMAT designation may also be eligible for accelerated approval if pre-agreed criteria are met.

Accelerated Approval Pathway

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. All promotional materials for product candidates being considered and approved under the accelerated approval program are subject to prior review by the FDA.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use will be disclosed publicly by the FDA; the posting will also indicate whether the drug or biologic is no longer designated as an orphan drug. More than one product candidate may receive an orphan drug designation for the same indication. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to seven years of orphan product exclusivity. During the seven-year exclusivity period, the FDA may not approve any other applications to market a product containing the same active moiety for the same disease, except in very limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A product is clinically superior if it is safer, more effective or makes a major contribution to patient care. Thus, orphan drug exclusivity could block the approval of one of TuHURA’s potential products for seven years if a competitor obtains approval of the same product as defined by the FDA and TuHURA is not able to show the clinical superiority of its product candidate or if its product candidate’s indication is determined to be contained within the competitor’s product orphan indication. In addition, the FDA will not recognize orphan drug exclusivity if a sponsor fails to demonstrate upon approval that the product is clinically superior to a previously approved product containing the same active moiety for the same orphan condition, regardless of whether or not the approved product was designated an orphan drug or had orphan drug exclusivity.

Patent Term Restoration

Depending upon the timing, duration and specifics of FDA approval of TuHURA’s biological products, some of TuHURA’s US patents may be eligible for limited patent term extension. These patent term extensions permit a patent restoration term of up to five years as compensation for any patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if a sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a Written Request does not require the sponsor to undertake the described studies.

Reference Product Exclusivity for Biological Products

In March 2010, the Patient Protection and Affordable Care Act was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars.

A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable product is a biosimilar product that can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from (i) analytical studies showing that the biosimilar product is highly similar to the reference product; (ii) animal studies (including toxicity); and (iii) one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

A reference biological product is granted 12 years of regulatory exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product to a reference product will be granted an exclusivity period of up to one year after it is first commercially marketed. If pediatric studies are performed and accepted by the FDA as responsive to a Written Request, the 12-year exclusivity period will be extended for an additional six months. In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and is still being interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to continued uncertainty.

Post-Approval Requirements

Any potential products for which TuHURA receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as off-label use), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label uses, if the physicians deem to be appropriate in their professional medical judgment, it is FDA’s position that manufacturers may not market or promote such off-label uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including liability under federal fraud and abuse and civil and criminal false claims laws. If there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or a supplement, which may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials. The FDA may also place other conditions on approvals including the requirement for a REMS to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the quality and long-term stability of the product. TuHURA expects to rely on third parties for the production of clinical and commercial quantities of TuHURA’s potential products in accordance with cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for TuHURA’s product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities before any product is approved and TuHURA’s commercial products can be manufactured. TuHURA relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of TuHURA’s products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Future inspections by the FDA and other regulatory agencies may identify compliance issues at the facilities of TuHURA’s contract manufacturing organizations, or CMOs, that may disrupt production or distribution or require substantial resources to correct. In addition, the discovery of conditions that violate these rules, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, voluntary recall and regulatory sanctions as described below.

Once an approval of a product is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

In addition, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that has been extended an additional year to be implemented in November 2024. In the Fall of 2024, the FDA granted an additional extension to 2025 based on the type of activities being performed. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation Outside of the United States

In addition to regulations within the United States, TuHURA will be subject to a variety of foreign regulations governing clinical trials and the commercial sale and distribution of TuHURA’s products outside of the United States. Whether or not TuHURA obtains FDA approval for a product candidate, TuHURA must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 27-member European Union, before TuHURA may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

European Union drug development, review and approval

In the European Union, TuHURA’s product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an IMPD (the Common Technical Document) with supporting information prescribed by Directive.

2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents. All suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the competent national authority and the Ethics Committee of the Member State where they occurred.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted and came into application in January 2022. The Clinical Trials Regulation is directly applicable in all the EU Member States, repealing the prior Clinical Trials Directive 2001/20/EC.

The new Clinical Trials Regulation simplifies and streamlines the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

To obtain a marketing authorization of a drug in the European Union, TuHURA may submit marketing authorization applications, or MAA, either under the so-called centralized or national authorization procedures.

Centralized Procedure

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency, or EMA, that is valid in all 27 European Union member states, or EU member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced-therapy medicines (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding stop-clocks.

National authorization procedures

There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

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Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

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Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Under the above-described procedures, before granting the marketing authorization, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Conditional Approval

In specific circumstances, E.U. legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills unmet medical needs and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

European Union Regulatory Exclusivity

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. In 2024, the European Parliament voted to adopt a new draft Regulation and draft Directive from the European Commission. These proposals set out significant amendments to the rules regarding regulatory data exclusivity and market protection for new medicines in Europe. The draft legislation will need to be approved by the European Council, before implementation in the EU. Once implemented, the Regulation will take effect in all EU Member States on a defined date, likely to be approximately in three to four years.

European Union Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the European Union, are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the European Union may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the applicant consents to a second orphan medicinal product application; or

•	the applicant cannot supply enough orphan medicinal product.

PRIME Designation

The EMA grants access to the Priority Medicines, or PRIME, program to investigational medicines for which it determines there to be preliminary data available showing the potential to address an unmet medical need and bring a major therapeutic advantage to patients. As part of the program, EMA provides early and enhanced dialogue and support to optimize the development of eligible medicines and speed up their evaluation, aiming to bring promising treatments to patients sooner.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If TuHURA fails to comply with applicable foreign regulatory requirements, TuHURA may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage, Pricing and Reimbursement

Sales of pharmaceutical products approved by the FDA will depend, in significant part, on the availability of third-party coverage and reimbursement for the products. Third-party payors include government healthcare programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the prices of products and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Further, there is no uniform policy for coverage and reimbursement in the United States by third-party payors. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. TuHURA may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain FDA or other comparable regulatory approvals.

Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development. TuHURA’s product candidates may not be considered cost-effective. It is time consuming and expensive to seek coverage and reimbursement from third-party payors. Coverage and reimbursement may not be available or sufficient to allow TuHURA to sell its products on a competitive and profitable basis.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of TuHURA’s product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the Company placing the medicinal product on the market. Other EU Member States allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of TuHURA’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Other U.S. Health Care Laws and Regulations

Although TuHURA currently does not have any products on the market, TuHURA’s current and future arrangements with healthcare professionals, investigators, consultants, customers and third-party payors expose TuHURA to broadly applicable healthcare regulation and enforcement by the U.S. federal government and the states and foreign governments in which TuHURA conducts its business, such as fraud and abuse laws, transparency and health information privacy rules and regulations. These laws include, without limitation:

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The federal Anti-Kickback Statute – or AKS, 42 U.S.C. § 1320a-7b(b): the federal AKS is a criminal law which, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for the furnishing of any item or service, or for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing, or ordering any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid. Remuneration includes anything of value and can take many forms besides cash, such as free rent, expensive hotel stays and meals, and excessive compensation for medical directorships or consultancies. The AKS covers the payers of kickbacks-those who offer or pay remuneration- as well as the recipients of kickbacks-those who solicit or receive remuneration. While each party’s intent is a key element of their liability under the AKS, a person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. A conviction for violation of the AKS can result in criminal fines and/or imprisonment and requires mandatory exclusion from participation in federal healthcare programs;

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many US states have laws and regulations analogous to US federal fraud and abuse laws, such as individual state anti-kickback, fee-splitting and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers;

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The Federal civil and criminal false claims laws, including the civil False Claims Act, or the FCA,— 31 U.S.C. § § 3729-3733, which prohibits individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and provides for civil whistleblower or qui tam actions that allow a private individual to file a lawsuit on behalf of the United State and entitles the whistleblower to a percentage of any recoveries. Under the FCA it is illegal to submit claims for payment to Medicare or Medicaid that an individual knows or should know are false or fraudulent; no specific intent to defraud is required. The civil FCA defines “knowing” to include not only actual knowledge but also instances in which the person acted in deliberate ignorance or reckless disregard of the truth or falsity of the information. Filing false claims may result in fines of up to three times the programs’ loss plus $11,000 per claim filed. Under the civil FCA, each instance of an item or a service billed to Medicare or Medicaid counts as a claim. The fact that a claim results from a kickback or is made in violation of the Stark law also may render it false or fraudulent, creating liability under the civil FCA as well as the AKS or Stark law. Under the criminal FCA (18 U.S.C. § 287) penalties for submitting false claims include imprisonment and criminal fines; the OIG also may impose administrative civil monetary penalties for false or fraudulent claims;

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the federal civil monetary penalties law, or CMP (42 U.S.C. § 1320a-7a), prohibits a person from presenting or causing to be presented a claim that the provider knows or should know is improper, presenting a claim that the person knows or should know is for an item or service for which payment may not be made, and violating the AKS. The Office of Inspector General, or OIG of the US Department of Health and Human Services, or DHHS, may seek civil monetary penalties and sometimes exclusion for a wide variety of conduct and is authorized to seek different amounts of penalties and assessments based on the type of violation at issue;

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the federal Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, for covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their business associates and covered subcontractors that provide services to, or on behalf of, the covered entity that involve individually identifiable health information;

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The Physician Payments Sunshine Act (42 USC 1320a-7h) as known as “Open Payments” is a national disclosure program created by the Affordable Care Act, or ACA, that increases transparency into financial relationships between the health care industry (such as medical device manufacturers and pharmaceutical companies) and physicians or teaching hospitals. Drug, device, biological, and medical supply manufacturers, and group purchasing organizations are required to report payments or other transfers of value they make to physicians or teaching hospitals, as well as ownership or investment interests that a physician or his or her family members have in those entities. The Centers for Medicare & Medicaid Services, or CMS, collects data annually, and makes it publicly available and searchable online at openpaymentsdata.cms.gov. Applicable manufacturers are also be required to report information related to payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives. Individual states have their own “sunshine act reporting laws” which vary from state to state;

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the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations pertaining to TuHURA’s financial relationships and interactions with foreign government officials, which prohibit U.S. companies and their employees, officers, and representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official (including, potentially, healthcare professionals in countries in which TuHURA operates or may sell its products), government staff member, political party, or political candidate to obtain or retain business or to otherwise seek favorable treatment;

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per the Exclusion Statute (42 U.S.C. § 1320a-7) the OIG is legally required to exclude from participation in all Federal health care programs individuals and entities convicted of the following types of criminal offenses: (1) Medicare or Medicaid fraud, as well as any other offenses related to the delivery of items or services under Medicare or Medicaid; (2) patient abuse or neglect; (3) felony convictions for other health-care-related fraud, theft, or other financial misconduct; and (4) felony convictions for unlawful manufacture, distribution, prescription, or dispensing of controlled substances. OIG has discretion to exclude individuals and entities on several other grounds, including misdemeanor convictions related to health care fraud other than Medicare or Medicaid fraud or misdemeanor convictions in connection with the unlawful manufacture, distribution, prescription, or dispensing of controlled substances; suspension, revocation, or surrender of a license to provide health care for reasons bearing on professional competence, professional performance, or financial integrity; provision of unnecessary or substandard services; submission of false or fraudulent claims to a Federal health care program; engaging in unlawful kickback arrangements; and defaulting on health education loan or scholarship obligations. If a person or entity is excluded by OIG from participation in the Federal health care programs, then Medicare, Medicaid, and other Federal health care programs, such as TRICARE and the Veterans Health Administration, will not pay for items or services that are furnished, ordered, or prescribed. Excluded physicians may not bill directly for treating Medicare and Medicaid patients, nor may their services be billed indirectly through an employer or a group practice. In addition, if you furnish services to a patient on a private-pay basis, no order or prescription that you give to that patient will be reimbursable by any Federal health care program;

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the Physician Self-Referral Law, or the Stark Law - 42 U.S.C. § 1395nn, prohibits the submission, or causing the submission, of claims in violation of the law’s restrictions on referrals. The Stark Law prohibits a physician from referring Medicare patients to an entity (including pharmacies) for the furnishing of “designated health services,” if the physician or a member of the physician’s immediate family has a direct or indirect “financial relationship” with the entity, unless a specific exception applies. Financial relationships include both ownership/investment interests and compensation arrangements. The law further prohibits the entity from billing for any services that arise out of such prohibited referrals. Certain of these provisions are applicable to the referral of Medicaid patients as well. Designated health services include outpatient prescription drug services; clinical laboratory services; physical therapy, occupational therapy, and outpatient speech-language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; DME and supplies; parenteral and enteral nutrients, equipment, and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; and inpatient and outpatient hospital services. The Stark Law is a strict liability statute thus the prohibition applies regardless of the rationale for the financial relationship and the reason for ordering the service; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by nongovernmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, such as the PhRMA Code, or the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act. In addition, state and local laws may require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Violations of any of such laws or any other governmental regulations that apply to us, may subject TuHURA to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, additional reporting requirements and oversight if the Company becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of TuHURA’s operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect TuHURA’s ability to operate its business.

Health Care Reform in the United States and Potential Changes to Health Care Laws

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of TuHURA’s product candidates. If TuHURA is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if TuHURA is not able to maintain regulatory compliance, TuHURA may lose any marketing approval that TuHURA otherwise may have obtained and may not achieve or sustain profitability, which would adversely affect its business, prospects, financial condition and results of operations.

As previously mentioned, a primary trend in the U.S. health care industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other health care funding and applying new payment methodologies. For example, in March 2010, the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA that affect health care expenditures. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical and biologic products. Notably, on December 20, 2019, President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on TuHURA’s future commercial products are unknown. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. This final rule became effective November 30, 2020. In January 2024, FDA authorized the state of Florida’s Section 804 Importance Program to allow Florida to import drugs from Canada for a period of two years. The ongoing impact of this and potentially other state programs is still unclear.

TuHURA cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic. TuHURA expects that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services.

Facilities

TuHURA’s principal office is located in Tampa, Florida. TuHURA currently leases approximately 12,199 square feet of office and laboratory space under a lease that is due to expire in March 2026. TuHURA believes that such office and laboratory space will be sufficient for TuHURA’s planned operations for the foreseeable future.

Legal Proceedings

From time to time, TuHURA may be involved in various disputes and litigation matters that arise in the ordinary course of business. As of the date of this joint proxy statement/prospectus, TuHURA is not party to any material legal matters or claims.

Corporate Information

TuHURA is a Nevada corporation formed on June 24, 2009 under the name Berry Only Inc. On January 25, 2013, TuHURA entered into and closed an exchange agreement, with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the exchange agreement, Del Mar (BC) became a wholly-owned subsidiary of TuHURA. On August 19, 2020, TuHURA completed its merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”), in which Adgero continued its existence under Delaware law and became a direct, wholly-owned subsidiary of TuHURA. Following the completion of the merger, TuHURA changed its name from Del Mar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on Nasdaq under the symbol “KTRA.”

On October 18, 2024, TuHURA completed a reverse merger transaction contemplated by its Agreement and Plan of Merger, dated April 2, 2024 (the “TuHURA-Kintara Merger Agreement”), with TuHURA Biosciences, Inc. (“Legacy TuHURA”), and Kayak Mergeco, Inc., a Delaware corporation wholly-owned subsidiary of TuHURA (“Kintara Merger Sub”). Pursuant to the TuHURA-Kintara Merger Agreement, Kintara Merger Sub merged with and into Legacy TuHURA with Legacy TuHURA surviving the merger (the “Kintara Merger”) and becoming TuHURA’s direct, wholly-owned subsidiary. In connection with the completion of the Kintara Merger, effective at 12:01 a.m. Eastern Time on October 18, 2024, TuHURA effected a 1-for-35 reverse stock split of its common stock. Effective at 12:03 a.m. Eastern Time on October 18, 2024, TuHURA completed the merger, and effective at 12:04 a.m. Eastern Time on October 18, 2024, TuHURA changed its name from Kintara Therapeutics, Inc. to “TuHURA Biosciences, Inc.”

TuHURA’s principal executive offices are located at 10500 University Center Drive, Suite 110, Tampa, Florida 33612. TuHURA’s telephone number is (813) 875-6600. TuHURA’s principal website address is www.tuhurabio.com. The information contained on, or that can be accessed through, TuHURA’s website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on its website to be part of this joint proxy statement/prospectus.

TUHURA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of TuHURA’s financial condition and results of operations should be read together with TuHURA’s consolidated financial statements and the related notes appearing elsewhere in this joint proxy statement/prospectus. This discussion and other parts of this joint proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding TuHURA’s plans, objectives, expectations, intentions and projections. TuHURA’s actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “TuHURA Risk Factors” section of this joint proxy statement/prospectus.

In this section, TuHURA discusses its financial condition, changes in financial condition and results of TuHURA’s operations for the year ended December 31, 2024 compared to the year ended December 31, 2023. References to “TuHURA” refers to Legacy TuHURA for periods prior to the closing of the Kintara Merger, and to TuHURA Biosciences, Inc. (formerly Kintara Therapeutics, Inc.) for all other periods, as the context requires.

Overview

TuHURA is a clinical stage immuno-oncology company developing novel technologies designed to overcome primary and acquired resistance to cancer immunotherapies. TuHURA’s lead product candidate, IFx2.0, is an innate immune agonist designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) in first line treatment for patients with advanced or metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve, utilizing the FDA’s accelerated approval pathway. In addition to TuHURA’s innate immune agonist candidates, TuHURA is leveraging its Delta receptor technology to develop tumor microenvironment modulators in the form of first-in-class bi-specific antibody-peptide conjugates (“APCs”) and antibody-drug conjugates (“ADCs”) targeting Myeloid Derived Suppressor Cells (“MDSCs”). TuHURA’s APCs and ADCs are being developed to inhibit the immune-suppressing effects of MDSCs on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

To date, TuHURA has devoted substantially all of its resources to organizing and staffing, business planning, raising capital, identifying and developing product candidates, enhancing its intellectual property portfolio, undertaking research, conducting preclinical studies and clinical trials, and securing manufacturing for its development programs. TuHURA does not have any products approved for sale and have not generated any revenue from product sales. TUHURA has funded its operations primarily through the private placement of capital stock and convertible notes.

TuHURA is not profitable and has incurred significant operating losses in each period since its inception, including net losses of $22.6 million for the year ended December 31, 2024, and $29.3 million for the year ended December 31, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, of which $15.0 million TuHURA paid in the form of Legacy TuHURA common stock). As of December 31, 2024, TuHURA had an accumulated deficit of $111.1 million. TuHURA’s operating losses may fluctuate significantly from quarter-to-quarter and year-to-year as a result of several factors, including the timing of its preclinical studies and clinical trials and the expenditures related to other research and development activities. TuHURA expects to continue to incur operating losses. TuHURA anticipates these losses will increase substantially as it advances its product candidates through preclinical and clinical development, develops additional product candidates and seeks regulatory approvals for its product candidates. TuHURA does not expect to generate any revenues from product sales unless and until it successfully complete development and obtains regulatory approval for one or more product candidates. In addition, if TuHURA obtain marketing approval for any product candidate, TuHURA expect to incur pre-commercialization expenses and significant commercialization expenses related to marketing, sales, manufacturing and distribution. TuHURA may also incur expenses in connection with the in-licensing of additional product candidates. Furthermore, TuHURA expects to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations, compliance and other expenses that TuHURA did not previously incur as a private company.

As a result, TuHURA will need substantial additional funding to support its continuing operations and pursue TuHURA’s growth strategy. Until such time as TuHURA can generate significant revenue from sales of its product candidates, if ever, TuHURA expects to finance its cash needs through public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. However, TuHURA may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. TuHURA’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and could force it to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates that TuHURA would otherwise prefer to develop and market itself.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, TuHURA is unable to accurately predict the timing or amount of increased expenses or when or if TuHURA will be able to achieve or maintain profitability. Even if TuHURA is able to generate product sales, TuHURA may not become profitable. If TuHURA fails to become profitable or is unable to sustain profitability on a continuing basis, TuHURA may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

As of December 31, 2024, TuHURA had cash and cash equivalents of $12.7 million. See “ — Liquidity and Capital Resources” below.

Recent Developments

Merger with Kintara Therapeutics

On October 18, 2024, TuHURA completed the transactions contemplated by the Kintara Merger Agreement. Pursuant to the Kintara Merger Agreement, Merger Sub merged with and into Legacy TuHURA with Legacy TuHURA surviving the merger and becoming Kintara’s direct, wholly-owned subsidiary. In connection with the completion of the Kintara Merger, effective at 12:01 a.m. Eastern Time on October 18, 2024, Kintara effected a 1-for-35 reverse stock split of its common stock (the “Reverse Stock Split”). Effective at 12:03 a.m. Eastern Time on October 18, 2024, the Kintara Merger was completed, and effective at 12:04 a.m. Eastern Time on October 18, 2024, Kintara changed its name to “TuHURA Biosciences, Inc.”

The Kintara Merger is being accounted for as a reverse recapitalization in accordance with U.S. GAAP, with Kintara treated as the acquired company for financial reporting purposes and TuHURA treated as the accounting acquirer. The Kintara Merger is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Code.

Subject to the terms and conditions of the Kintara Merger Agreement, at the closing of the Kintara Merger, (a) each then-outstanding share of Legacy TuHURA common stock (other than shares held in treasury and excluding dissenting shares), including shares of Legacy TuHURA common stock issued upon conversion of Legacy TuHURA preferred stock and conversion of all of our convertible promissory notes issued in the Legacy TuHURA’s note financing, were converted into the right to receive a number of shares of Kintara common stock (after giving effect to the Reverse Stock Split) based on an exchange ratio of 0.1789 shares of Kintara common stock for each outstanding share of Legacy TuHURA common stock per the Kintara Merger Agreement (the “Exchange Ratio”), and (b) each then-outstanding Legacy TuHURA stock option and warrant that was not exercised immediately prior to the effective time of the Kintara Merger was assumed by Kintara with the number of underlying shares and exercise price being adjusted in accordance with the Exchange Ratio.

Also at the closing of the Kintara Merger, Kintara entered into a Contingent Value Rights Agreement with the Rights Agent (as defined in the Kintara Merger Agreement), pursuant to which holders of Kintara common stock and Kintara common stock warrants, in each case, as of the close of business on the business day immediately prior to the effective time of the Kintara Merger, received one contingent value right (a “CVR”) for each outstanding share of Kintara held by such stockholder (or, in the case of the warrants, each share of Kintara common stock for which such warrant is exercisable). Each CVR shall entitle the holder thereof to receive its portion of 1,539,918 shares of TuHURA Common Stock if TuHURA achieves the following milestones: (i) TuHURA enrolls a minimum of ten cutaneous metastatic breast cancer patients in a study to determine whether a dose of TuHURA’s REM-001 lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of REM-001 at the 1.2 mg/kg dose and (ii) such patients enrolled in the study complete eight weeks of follow-up, in each case, on or before December 31, 2025.

Kineta Exclusivity Agreement, July 2024 Private Placement and Merger Agreement

On July 8, 2024, TuHURA issued a press release announcing that it had entered into the Exclusivity Agreement with Kineta for the potential acquisition of Kineta’s KVA12123 anti-VISTA antibody and related rights and assets associated with and derived from the asset.

KVA12123 is a rationally targeted, anti-VISTA antibody checkpoint inhibitor designed to reverse VISTA immune suppression and remodel the tumor microenvironment (TME) to overcome acquired resistance to immunotherapies.

Pursuant to the Exclusivity Agreement, among other things, Kineta granted TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123 during a specified period commencing as of July 3, 2024. Under the terms of the Exclusivity Agreement, TuHURA paid Kineta a fee in the amount of $5,000,000, with $2,500,000 paid at signing and an additional $2,500,000 paid on July 15, 2024, and TuHURA thereafter paid $300,000 in extension payments under the Exclusivity Agreement (the “Exclusivity Payments”). The Exclusivity Payments will be credited against the initial cash consideration payable to under the below-described Merger Agreement.

In conjunction with the Exclusivity Agreement, TuHURA sold 717,321 shares of TuHURA Common Stock in a private offering with a purchase price of $5,000,000 (the “July Private Placement”) to an existing (the “Investor”). In connection with the July Private Placement, the Investor is entitled to a 1.5% royalty on certain sales by TuHURA of products based on KVA12123 as set forth in the Investor’s subscription agreement. Due to the inherent uncertainties surrounding the regulatory approval of KvA12123 and future monetization, TuHURA has not allocated any of the $5,000,000 purchase price consideration to the royalty agreement.

On December 12, 2024, TuHURA announced that it had entered into the Merger Agreement for the acquisition of Kineta via a merger transaction. The Merger Agreement contemplates that, at the closing of the merger transaction, Hura Merger Sub I will (a) merge with and into Kineta, with Kineta being the surviving corporation of the First Merger, and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Hura Merger Sub II, with Hura Merger Sub II being the surviving company of the Second Merger.

At the effective time of the First Merger, and subject to the terms and conditions of the Merger Agreement, each share of Kineta Common Stock issued and outstanding immediately prior to the effective time of the First Merger will be converted automatically into and will represent the right to receive, without interest, the number of shares of TuHURA Common Stock and cash consideration each calculated according to the terms of the Merger Agreement. The proposed Kineta Merger currently is expected to be consummated in the second quarter of 2025, subject to the satisfaction or waiver of closing conditions (including the financing condition) under the Merger Agreement.

Clinical Trial Funding Agreement

In connection with the Merger Agreement, TuHURA entered into a Clinical Trial Funding Agreement (the “CTF Agreement”) with Kineta under which TuHURA agreed to continue to fund clinical trial expenses for KVA12123 in an amount of up to $900,000, which may be increased upon mutual agreement. Pursuant to the terms of the CTF Agreement, Kineta granted a security interest to TuHURA in the assets, rights, including patents, patent rights, patent application, product and development program assets, and other rights and assets, associated with, derived from, relating to, or used in connection with KVA12123 and the KVA12123 development program and clinical trial. Any amounts loaned to Kineta under the CTF Agreement will be evidenced by a secured promissory note, bearing interest at 5% simple interest per annum, payable on the earlier of (a) following the closing of the Kineta Merger, any date on which we demand payment by written notice to Kineta or (b) if the Merger Agreement is terminated, within ten days following the date of such termination. The Merger Agreement also provides that Kineta may request the extension of up to $2,000,000 in working capital loans from TuHURA, $1,750,000 of which will be contingent on the completion of a financing transaction by TuHURA.

Special Protocol Assessment Agreement

On January 25, 2024, TuHURA entered into a Special Protocol Assessment Agreement for a single registration directed, randomized, placebo controlled Phase 3 trial for IFx-Hu2.0 as adjunctive therapy to pembrolizumab (Keytruda®) in first line treatment for patients with advanced or metastatic Merkel cell carcinoma who are checkpoint inhibitor naive. The trial utilizes a novel design recommended by the FDA which incorporates Objective Response Rate (ORR) as the primary endpoint for accelerated approval. The trial also includes Progression Free Survival (PFS) as a key secondary endpoint which, if achieved, without demonstrating a detriment to Overall Survival, could allow conversion from accelerated approval to full approval satisfying the requirement for a post marketing trial. Before initiating this Phase 3 trial TUHURA is required to complete certain CMC activities as noted in a partial clinical hold correspondence from FDA. TuHURA has reached agreement with FDA on the requirements for lifting the partial clinical hold and believes that TuHURA will meet the requirements and consequently expect to receive a complete response letter, or CRL, lifting the partial clinical hold in the second quarter of 2025. TuHURA may be in position to initiate the Phase 3 study in the second quarter of 2025 if the results of the mixing studies and potency assay qualifications are acceptable to the FDA.

Components of TuHURA’s Results of Operations

Revenue

TuHURA did not generate any revenue and does not expect to generate any revenue from the sale of products in the near future.

Research and Development Expenses

To date, TuHURA’s research and development expenses have related primarily to development of IFx-Hu2.0, manufacturing, clinical studies, and other early pre-clinical activities related to TuHURA’s portfolio. Research and development expenses are recognized as incurred, and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•	salaries, payroll taxes, employee benefits

•	external research and development expenses incurred under agreements with contract research organizations (“CROs”), and consultants to conduct TuHURA’s clinical studies;

•	laboratory supplies;

•	costs related to manufacturing product candidates, including fees paid to third-party manufacturers and raw material suppliers;

•	stock-based compensation charges for those individuals involved in research and development efforts; and

•	facilities, depreciation, and other allocated expenses, which include direct and allocated expenses for rent.

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. TuHURA outsources a substantial portion of its clinical trial activities, utilizing external entities such as CROs, independent clinical investigators and other third-party service providers to assist it with the execution of its clinical trials.

TuHURA plans to substantially increase its research and development expenses for the foreseeable future as it continues the development of its product candidates and seeks to discover and develop new product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, TuHURA cannot determine with certainty the timing of the initiation, duration or costs of future clinical trials and preclinical studies of product candidates. Clinical and preclinical development timelines, the probability of success and the amount of development costs can differ materially from expectations. TuHURA anticipates that it will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and TuHURA’s ongoing assessments as to each product candidate’s commercial potential. In addition, TuHURA cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect TuHURA’s development plans and capital requirements.

TuHURA’s future clinical development costs may vary significantly based on factors such as:

•	per-patient trial costs;

•	the number of trials required for regulatory approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the phase of development of the product candidate; and

•	the efficacy and safety profile of the product candidate.

Acquired In-Process Research and Development (“IPR&D”)

Acquired in-process research and development expenses consist of existing research and development projects at the time of the acquisition. Projects that qualify as IPR&D assets represent those that have not yet reached technological feasibility and have no alternative future use. TuHURA acquisitions of assets have included IPR&D assets that had not yet reached technological feasibility and had no alternative future use, which resulted in a write-off of these IPR&D assets to acquired in-process research and development expenses in TuHURA’s consolidated statement of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in TuHURA’s executive, finance, and other administrative functions. Other significant costs include facility related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services and insurance costs. TuHURA anticipates that its general and administrative expenses will increase in the future to support TuHURA’ continued research and development activities, and, if any product candidates receive marketing approval, commercialization activities. TuHURA also anticipates increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Other Income (Expense)

Other income (expense) consists of interest income on TuHURA’s cash and cash equivalents, interest expense on borrowings under TuHURA’s convertible note agreements, and non-cash changes in the fair value of TuHURA’s derivative liability associated with the make-whole premium on TuHURA’s convertible notes. Other income (expense) also included grant income from TuHURA’s NIH-funded research grants completed in May 2023, employee retention tax credit for companies with employees affected during the COVID-19 pandemic, and forgiveness of a paycheck protection program loan in April 2022.

Preferred Series A Cash Dividend

Preferred Series A cash dividend represents a cash dividend payable to Valent Technologies, LLC, the holder of TuHURA’s Series A Preferred Stock. Effective September 30, 2014, Kintara filed a Certificate of Designation of Series A Preferred Stock with the Secretary of State of Nevada, pursuant to which, Kintara designated and thereafter issued 278,530 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into shares of TuHURA Common Stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value, payable quarterly in arrears. The dividend has been recorded as a direct increase in accumulated deficit.

Warrant modification

Warrant modification represents an extension of the exercise period of common stock purchase warrants issued in connection with Legacy TuHURA Series A Preferred Stock (the “Series A Warrants”) for an additional six months, with a new expiration date of February 12, 2025. The warrant modification has been recorded as a direct increase in accumulated deficit.

Results of Operations

Comparisons for the Years Ended December 31, 2024, and December 31, 2023

	Year ended December 31,		Change
	2024	2023
Operating expenses:
Research and development	$13,335,316	$9,402,417	$3,932,899
Acquired in process research and development (“IPR&D”)	—	16,217,655	(16,217,655)
General and administrative	4,314,176	4,144,648	169,528

Total operating expenses	17,649,492	29,764,720	(12,115,228)
Loss from operations	(17,649,492)	(29,764,720)	12,115,228

	Year ended December 31,		Change
	2024	2023
Other income (expense)
Employee retention tax credit	—	334,443	(334,443)
Grant income	57,627	42,466	15,161
Interest expense	(4,138,301)	(18,688)	(4,119,613)
Interest income	361,632	89,673	271,959
Change in fair value of derivative liability	(313,772)	—	(313,772)

Total other income (expense)	(4,032,814)	447,894	(4,146,265)
Net loss	$(21,682,306)	$(29,316,826)	$7,968,963

Series A Preferred cash dividend	(2,089)	—	(2,089)
Warrant modification	(965,177)	—	(965,177)

Net loss attributable to common shareholders	$(22,649,572)	$(29,316,826)	$6,667,254

Research and Development Expenses. The following table summarizes TuHURA’s research and development expenses by program for the periods presented.

	Year ended December 31,		Change
	2024	2023
Direct program costs:
IFx-2.0	$7,286,319	$5,679,869	$1,606,450
Preclinical research costs	702,627	316,178	386,449
Indirect program costs:
Personnel and facilities related costs	5,346,370	3,406,370	1,940,000

Total research and development expenses	$13,335,316	$9,402,417	$3,932,899

Research and development expenses were $13.3 million and $9.4 million for the years ended December 31, 2024, and 2023, respectively. The increase of $3.9 million related to the following.

•	an increase of approximately $1.6 million due to ongoing clinical development of IFx-2.0;

•	an increase of $0.4 million due to preclinical research of IFx-3.0 and MDSCs; and

•	an increase of $1.9 million in facilities, salary and personnel related costs.

Acquired in process research and development (“IPR&D”). On January 26, 2023, TuHURA acquired certain assets of TuHURA Biopharma, for $1.2 million in cash and 4.1 million shares of Legacy TuHURA common stock. The common shares issued to TuHURA Biopharma had an estimated fair market value of $15.0 million. TuHURA performed the “screen test” and determined that substantially all of the fair value of the gross assets acquired in the TuHURA Biopharma acquisition was concentrated in a single identifiable asset or group of similar identifiable assets. As such, the TuHURA Biopharma acquisition has been accounted for as an asset acquisition. As the underlying asset is in-process research and development, we immediately expensed the entire $16.2 million purchase price for the year ended December 31, 2023, in accordance with FASB ASC Topic 730.

General and Administrative Expenses. General and administrative expenses were $4.3 million and $4.1 million for the years ended December 31, 2024, and 2023, respectively. The increase of $0.2 million was primarily due to increases in non-cash stock compensation expense and costs associated with being a public company incurred in 2024 offset by decrease in legal fees associated with the subsequently abandoned proposed merger with CohBar, Inc. which were incurred in 2023.

Employee Retention Tax Credit. The IRS provided a refundable tax credit for businesses that had employees that were affected during the COVID-19 pandemic. In October 2022, TuHURA applied for a credit under this program and in May 2023, TuHURA received notice that the credit would be $0.3 million of which $0.1 million was received in 2024.

Grant Income. Grant income was $0.1 million and less than $0.1 million for the years ended December 31, 2024 and 2023, respectively. In April 2021, TuHURA received approval from the Department of Health and Human Services for a $0.4 million grant to study cervical cancer and received reimbursements for related expenses associated with the grant. TuHURA received the final payment under this grant in May 2023. Additionally, in October 2024, TuHURA assumed the Kintara Health and Human Services grant on REM-001 and received reimbursements for related expenses associated with the grant.

Interest Expense. From December 2023 to September 2024, as part of TuHURA’s private placement financing under which TuHURA offered and sold convertible promissory note (the “TuHURA Notes”), TuHURA issued convertible notes totaling $31,253,000. The convertible notes included interest at 20% per annum, accretion to maturity date, and amortization of debt discount. Upon the completion of the Kintara Merger, all principal and accrued and unpaid interest and make-whole amounts under the TuHURA Notes automatically converted into shares of TuHURA Common Stock at a conversion price $3.80 per share of TuHURA Common Stock. There was no cash paid for interest in the TuHURA Notes.

Interest Income. For the years ended December 31, 2024 and 2023, interest income was earned on deposits at various banks.

Change in fair value of derivative liability. For the year ended December 31, 2024, there was a loss of $0.3 million associated with the bifurcated embedded derivative liability related to the make-whole premium on the TuHURA Notes.

Preferred Stock Series A cash dividend. The holder of TuHURA’s Series A Preferred Stock received dividends payable quarterly in arrears, at an annual rate of 3% of the Series A Stated Value.

Warrant modification. For the year ended December 31, 2024, there was a $1.0 million deemed dividend due to extending the exercise period on certain of the Series A Warrants for an additional six months.

Liquidity and Capital Resources

TuHURA has incurred net losses and negative cash flows from operations since its inception and TuHURA anticipate that it will continue to incur net losses for the foreseeable future. TuHURA incurred net losses of $22.6 million and $29.3 million for the years ended December 31, 2024, and 2023, respectively, and used $14.7 million and $12.0 million of cash from its operating activities for the years ended December 31, 2024, and 2023, respectively. As of December 31, 2024, TuHURA had an accumulated deficit of $111.1 million. The $29.3 million loss for the year ended December 31, 2023, included the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, of which $15.0 million was paid in the form of Legacy TuHURA common stock.

As of December 31, 2024, TuHURA had cash and cash equivalents of $12.7 million.

Sources of Liquidity

To date, TuHURA has financed its operations principally through private placements of its common and preferred stock (which, in the case of Legacy TuHURA, have all since been converted into shares of Legacy TuHURA common stock and exchanged for shares of Kintara common stock in connection with the completion of the Kintara Merger) and issuance of convertible notes that were converted into Legacy TuHURA common stock prior the Kintara Merger). Since inception, Legacy TuHURA raised approximately $41.6 million in net proceeds through the sale of its preferred stock and approximately $36.0 million in aggregate principal amount through the issuance of convertible notes.

Preferred Stock Financings by Legacy TuHURA

During the period from August 2017 through December 2020, Legacy TuHURA engaged in a series of preferred stock financings that resulted in aggregate net proceeds of $41.6 million, which preferred stock was converted into shares of Kintara common stock as a part of the Kintara Merger. As a part of such preferred stock financings, Legacy TuHURA issued warrants to purchase Legacy TuHURA common stock that were converted as a part of the Kintara Merger into warrants purchase an aggregate of approximately 8.1 million shares of TuHURA Common Stock.

TuHURA Note Financing

On April 2, 2024, Legacy TuHURA completed a private placement under which it offered and sold convertible promissory notes (the “TuHURA Notes”) to approximately 40 accredited investors during the period from December 2023 through April 2, 2024 (the “TuHURA Note Financing”). In the transaction, TuHURA received subscriptions for an aggregate principal amount of $31,253,000 of TuHURA Notes, of which the entire amount was funded as of September 30, 2024.

The TuHURA Notes are general unsecured obligations of TuHURA that have various maturity dates through 2026, and that bear interest at a rate of 20% per annum, simple interest. The TuHURA Notes contain a make-whole provision under which, upon payment or conversion of the TuHURA Notes, the holders of the notes will receive additional interest equal to the amount of interest that would have accrued through the first anniversary of the initial closing of the TuHURA Note Financing (if the notes are paid or converted prior to such first anniversary), through the 18-month anniversary of the initial closing (if the notes are paid or converted on or after the first anniversary and before the 18-month anniversary), or though the maturity date (if the notes are paid or converted after the 18-month anniversary of the initial closing).

As provided in the TuHURA Notes, upon the completion of the Kintara Merger, all principal and accrued and unpaid interest and make-whole amounts under the TuHURA Notes automatically converted into shares of Legacy TuHURA common stock at a conversion price $0.68 per share of Legacy TuHURA common stock.

In the TuHURA Note Financing, the investors that purchased at least $4.0 million in principal amount of TuHURA Notes, together with their affiliates, were issued warrants to purchase an aggregate of approximately 3.4 million additional shares of Legacy TuHURA common stock (as adjusted by the exchange ratio in the Kintara Merger) (the “TuHURA Common Warrants”). The TuHURA Common Warrants have an exercise price of $1.02 per share of Legacy TuHURA common stock and have an expiration date of 3 years following the respective issue dates of the warrants. The TuHURA Common Warrants are exercisable at any time prior to the expiration date of the warrants, and the warrants are exercisable for cash and, at such time as there is no registration statement covering the resale of the shares issuable upon the exercise of the warrants, on a cashless basis. The TuHURA Common Warrants contain customary adjustments to the exercise price and number of underlying warrant shares by reason of stock splits, stock dividends, reverse stock split, and the like.

In connection with the TuHURA Note Financing, TuHURA issued an aggregate of approximately 0.1 million shares of Legacy TuHURA common stock (as adjusted by the exchange ratio in the Kintara merger) to a placement agent for the private placement of the TuHURA Note Financing.

Private Placement of Common Stock

In July 2024, TuHURA sold 0.7 million shares of Legacy TuHURA common stock in a private offering with a purchase price of $5,000,000 to an existing stockholder.

Warrant Exercise Notes

On February 12, 2025, four holders (the “Makers”) of common stock purchase warrants (the “Warrants”) of TuHURA made and issued to TuHURA secured promissory notes (the “Warrant Exercise Notes”) in the aggregate principal amount of $3,011,373 as payment of the exercise price of an aggregate of 1,034,836 Warrants held by the Makers. The Makers were comprised of KP Biotech Group, LLC, CA Patel F&F Investments, LLC, Dr. Kiran C. Patel and Donald Wojnowski. Upon the exercise of the Warrants, TuHURA issued to the Makers an aggregate of 1,034,836 Warrant Shares, all of which are “restricted securities” within the meaning of the federal securities laws. The Warrant Exercise Notes are due and payable on May 30, 2025.

Cash Flows

The following table sets forth a summary of the net cash flow activity for the years ended December 31, 2024 and 2023, respectively:

	Year Ended December 31,
	2024	2023
Net cash provided by (used in):
Operating activities	$(14,728,138)	$(11,950,856)
Investing activities	(6,052,409)	(1,296,879)
Financing activities	29,772,693	2,660,249

Net increase (decrease) in cash	$8,992,146	$(10,587,486)

Operating Activities

For the year ended December 31, 2024, net cash used in operating activities was $14.7 million, which primarily consisted of a net loss of $21.7 million, a change in net operating assets and liabilities of $3.3 million, and by non-cash charges of $3.7 million. The net non-cash charges were primarily related to a $0.3 million change in fair value of derivative liability, amortization of debt discount of $1.3 million, depreciation and amortization expense of $0.1 million, and stock-based compensation of $2.0 million. The $3.3 million net change in operating assets and liabilities is primarily due to increases in accounts payable and accrued expenses of approximately $3.6 million due to timing of invoices and vendor payments, and a decrease in current and non-current assets of approximately $0.3 million.

For the year ended December 31, 2023, net cash used in operating activities was $11.9 million, which primarily consisted of a net loss of $29.3 million and a change in net operating assets and liabilities of $0.5 million, partially offset by non-cash charges of $16.9 million. The net non-cash charges were primarily related to a $16.2 million write-off of in-process research and development expense on the asset acquisition of TuHURA Biopharma, depreciation and amortization expense of $0.2 million, and stock-based compensation of $0.5 million. The $0.5 million change in net operating assets and liabilities was due to an increase in accounts payable and accrued expenses of approximately $0.3 million due to timing of invoices and vendor payments, and a decrease in current and non-current assets of approximately $0.2 million.

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $6.1 million, which consisted of purchases of property and equipment and deposits and exclusivity payments in connection with the planned business acquisition of Kineta.

For the year ended December 31, 2023, net cash used in investing activities was $1.3 million. On January 26, 2023, TuHURA acquired certain assets of TuHURA Biopharma, for $1.2 million in cash and approximately 4.1 million common shares. The cash component of the transaction is considered an investing activity. The entire transaction was valued at $16.2 million.

Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was $29.8 million, which consisted of $27.5 million net proceeds from convertible notes issued as part of the TuHURA Note Financing, $4.7 million net proceeds from the Legacy TuHURA private placement in July 2024, and $2.0 million proceeds from stock options and warrants exercises, offset by $4.4 million in merger transaction costs and net liabilities attributable to Kintara.

For the year ended December 31, 2023, net cash provided by financing activities was $2.7 million, which primarily consisted of net proceeds from convertible notes issued as part of the TuHURA Note Financing.

Funding Requirements

TuHURA expects to incur additional costs associated with operating as a public company. In addition, TuHURA anticipates that it will need substantial additional funding in connection with its continuing operations. TuHURA believes that its existing cash and cash equivalents, together with the estimated net proceeds from the TuHURA Note Financing, will be sufficient to meet its anticipated cash requirements through late into the fourth quarter of 2025. This excludes the cash needed to complete the Mergers, as the Merger Agreement provides that it is a condition to the closing of the Mergers that TuHURA complete a financing transaction resulting in net proceeds of no less than $35 million, and there is no assurance that TuHURA will be able to complete such a financing transaction.

However, TuHURA’s forecast of the period through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Management based projections of operating capital requirements on TuHURA’s current operating plan, which includes several assumptions that may prove to be incorrect, and TuHURA may deplete its available capital resources sooner than management expects. TuHURA’s future capital requirements will depend on many factors, including:

•	the initiation, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of IFx-Hu2.0, IFx-Hu3.0 and any other future product candidates;

•	the costs associated with hiring additional personnel and consultants as TuHURA’s preclinical and clinical activities increase;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the cost of manufacturing IFx-Hu2.0 and IFx-Hu3.0 and future product candidates for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements; and

•	the costs of operating as a public company.

Until such time, if ever, as TuHURA can generate substantial product revenues to support its capital requirements, TuHURA expects to finance its cash needs through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. To the extent that TuHURA raises additional capital through the sale of equity or convertible debt securities, the ownership interest of TuHURA’s stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of TuHURA’s Common Stock. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting TuHURA’s ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If TuHURA raises funds through collaborations, or other similar arrangements with third parties, TuHURA may need to relinquish valuable rights to its product candidates, future revenue streams or research programs or may have to grant licenses on terms that may not be favorable to it and/or may reduce the value of TuHURA’s Common Stock. If TuHURA is unable to raise additional funds through equity or debt financings as and when needed, TuHURA may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates even if TuHURA would otherwise prefer to develop and market such product candidates themselves.

Critical Accounting Policies and Significant Judgments and Estimates

TuHURA’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires TuHURA to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in TuHURA’s financial statements. On an ongoing basis, TuHURA evaluates its estimates and judgments, including those related to accrued expenses and stock-based compensation. TuHURA bases its estimates on historical experience, known trends and events, and various other factors that TuHURA believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. TuHURA’s actual results may differ from these estimates under different assumptions or conditions. While TuHURA’s significant accounting policies are described in more detail in Note 2 of its financial statements appearing elsewhere in this joint proxy statement/prospectus, TuHURA believes the following accounting policies and estimates to be most critical to the preparation of its financial statements.

Accrued Research and Development Expenses

As part of the process of preparing TuHURA’s financial statements, TuHURA is required to estimate its accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with TuHURA’s personnel to identify services that have been performed on TuHURA’s behalf and estimating the level of service performed and the associated cost incurred for the service when TuHURA has not yet been invoiced or otherwise notified of the actual cost. TuHURA makes estimates of its accrued expenses as of each balance sheet date based on facts and circumstances known to it at that time. TuHURA periodically confirms the accuracy of its estimates with the service providers and adjusts, if necessary. The significant estimates in TuHURA’s accrued research and development expenses include the costs incurred for services performed by its vendors in connection with research and development activities for which TuHURA has not yet been invoiced.

TuHURA bases its expenses related to research and development activities on its estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on TuHURA’s behalf. The financial terms of these agreements are subject to negotiation, vary from contract-to-contract and may result in uneven payment flows. There may be instances in which payments made to TuHURA’s vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, TuHURA estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from TuHURA’s estimate, TuHURA adjusts the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although TuHURA does not expect its estimates to be materially different from amounts actually incurred, if TuHURA’s estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in TuHURA reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between TuHURA’s estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. TuHURA estimates the fair value of equity awards using the Black-Scholes option pricing model and recognizes forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 2 of TuHURA’s financial statements for information concerning certain of the specific assumptions TuHURA used in applying the Black-Scholes option pricing model to determine the estimated fair value of TuHURA’s stock options granted.

Common stock valuations

TuHURA is required to estimate the fair value of the common stock underlying its equity awards when performing fair value calculations. The fair value of the common stock underlying its equity awards was determined on each grant taking into account input from management and taking into account the pricing offered in TuHURA’s equity raises. All options to purchase shares of TuHURA Common Stock are intended to be granted with an exercise price per share no less than the fair value per share of TuHURA Common Stock underlying those options on the date of grant, based on the information known to TuHURA on the date of grant. In the absence of a public trading market for TuHURA Common Stock, on each grant date TuHURA develops an estimate of the fair value of its common stock in order to determine an exercise price for the option grants. TuHURA’s determinations of the fair value of its common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of TuHURA’s preferred stock relative to those of its common stock.

In determining the fair value of shares of TuHURA Common Stock underlying stock option grants for the years ended December 31, 2024 and 2023, TuHURA used the market approach by reference to the closest round of equity financing, preceding the date of valuation and analysis of the trading values of publicly traded companies deemed comparable to TuHURA.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact TuHURA’s financial position and results of operations is disclosed in Note 2 to TuHURA’s financial statements.

Off-Balance Sheet Arrangements

During the periods presented, TuHURA did not have, nor does it currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

TuHURA is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate risks and inflation risks. Periodically, TuHURA maintains deposits in accredited financial institutions in excess of federally insured limits. TuHURA deposits its cash in financial institutions that it believes has high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

TuHURA’s cash consists of cash in readily-available checking accounts. TuHURA may also invest in short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

Inflation Risk

Inflation generally affects TuHURA by increasing its cost of labor and research and development contract costs. TuHURA does not believe inflation has had a material effect on its results of operations during the periods presented.

TUHURA DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

Management and the Board of Directors

The following table sets forth the persons who serve as TuHURA’s executive officers and directors, and their ages as of March 31, 2025:

Name	Age	Position(s)
Executive Officers
James Bianco, M.D.	68	Chief Executive Officer and Director
Dan Dearborn	58	Chief Financial Officer

Non-Employee Directors
James Manuso, Ph.D., MBA	76	Director and Chairman of the Board
Alan List, M.D.	70	Director
George Ng	51	Director
Robert E. Hoffman Craig Tendler, M.D.	59 66	Director Director

Executive Officers

James Bianco, M.D. has served as Legacy TuHURA’s Chief Executive Officer and as a director of Legacy TuHURA since July 1, 2021, and was appointed Chief Executive Officer of TuHURA and a director on the TuHURA Board of Directors following the completion of the Kintara Merger. Dr. Bianco was also the founder, Chief Executive Officer and Chairman of Morphogenesis Biopharma, Inc., a biotechnology company, from its inception in November 2018 through its dissolution in January 2023, following the transfer of its assets to TuHURA. Dr. Bianco is a 30-year veteran of the biopharmaceutical industry. In 1991, Dr. Bianco founded CTI Biopharma, Inc. (“CTI”) and from 1992 to 2016 was the Chief Executive Officer of CTI. During his tenure at CTI, Dr. Bianco was responsible for strategic portfolio development and identifying, acquiring, licensing, purchasing, or acquiring through international merger and acquisition, five drug candidates, four of which have since been approved by the FDA and with three receiving accelerated or conditional regulatory approval in the U.S. and/or E.U.

Dr. Bianco earned his M.D. from the Mount Sinai Icahn School of Medicine and completed his residency and chief residency at the Mount Sinai Medical Center in New York City. He completed his fellowship in Hematology/Oncology at the University of Washington/Fred Hutchinson Cancer Research Center (FHCRC) where he was appointed Assistant Professor of Medicine, Assistant Member FHCRC and Director of the Bone Marrow Transplant Unit at a “Hutch” affiliate (SVAMC). TuHURA believes Dr. Bianco’s experience in building and leading biotechnology businesses as well as his extensive clinical development experience provide him with the qualifications and skills to serve as a director of TuHURA.

Dan Dearborn joined Legacy TuHURA in 2018 as its Chief Financial Officer. Mr. Dearborn is a CPA with over 25 years of finance experience exclusively with health care and biotechnology companies. Prior to TuHURA, from 2015 to 2017, Mr. Dearborn was Chief Financial Officer at MYMD Pharmaceuticals, Inc., an emerging biotechnology firm. Mr. Dearborn is an alumnus of Loyola University in Maryland and joined Ernst & Young early in his career. He was with Pharmerica, a long-term care pharmaceutical company, for fifteen years and advanced quickly to a Director role. He then moved to BioDelivery Sciences International as Controller. During his time at BioDelivery Sciences International, the company signed two very large commercial partnership agreements and was listed on Nasdaq. Mr. Dearborn later joined Welldyne, Inc. (“Welldyne”) as its Chief Financial Officer. Welldyne is a pharmacy benefit manager that also had several related health care businesses and employed associates in Florida and Colorado. During his time with Welldyne, the company was sold to Carlyle Group, Inc., one of the largest private equity firms in the world.

Non-Employee Directors

James S. Manuso, Ph.D., MBA, has served as a director of Legacy TuHURA since November 2022, and was appointed as a director and Chairman of the TuHURA Board of Directors following the completion of the Kintara Merger. Dr. Manuso has also served as Chairman and Chief Executive Officer of Talfinium Investments, Inc., an investment entity and financial consultancy, since 2014. Since 2018, Dr. Manuso has served as managing member of Laurelside LLC, a family office, which he founded. Dr. Manuso has served on the board of Ocuphire Pharma, Inc., a public company (NASDAQ:OCUP) developing Nyxol in advanced clinical trials for the treatment of multiple visual disorders, since November 2020. From 2015 until 2018, Dr. Manuso served as President, Chief Executive Officer and Vice Chairman of RespireRx Pharmaceuticals Inc. (OTC QB:RSPI), a Phase 3-ready, clinical-stage respiratory and neurological pharmaceutical company. From July 2011 until October 2013, Dr. Manuso served as Chairman and Chief Executive Officer of Astex Pharmaceuticals, Inc. (Nasdaq:ASTX) and led the sale of Astex Pharmaceuticals, Inc. to Otsuka Pharmaceutical Co., Ltd. (“Otsuka Pharmaceutical”). In 2013, he was a senior mergers and acquisitions advisor to Otsuka Pharmaceuticals’ executive management. Dr. Manuso has served as board chairman and chairman of the audit, governance and nominating, pricing and compensation committees of multiple companies’ boards, including Biotechnology Industry Organization, Novelos Therapeutics, Inc., Merrion Pharmaceuticals Ltd. (MERR:IEX; Dublin, Ireland), Inflazyme Pharmaceuticals, Inc. (IZP-TSE; Vancouver, Canada), Symbiontics, Inc., which he co-founded (sold to BioMarin Pharmaceutical Inc. as ZyStor, Inc.), Montigen Pharmaceuticals, Inc., Quark Pharmaceuticals, Inc., Galenica Pharmaceuticals, Inc., Supratek Pharma, Inc., EuroGen, Ltd. (London, UK), where he was chairman, and the Greater San Francisco Bay Area Leukemia & Lymphoma Society, where he also served as vice president.

Dr. Manuso holds a B.A. with honors in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychology and Genetics from the New School University, and an Executive M.B.A. from Columbia Business School. Dr. Manuso is the author of numerous chapters, articles and books on topics including health care cost containment and biotechnology company management. TuHURA believes that Dr. Manuso’s extensive experience in the biopharmaceutical industry in finance, business development and management, and his experience as a member of the boards of directors of multiple pharmaceutical companies, both domestic and foreign, provide him with the qualifications and skills to serve as a director and chairman of the board of directors of TuHURA.

George Ng has served as a director of Legacy TuHURA since February 2020, and was appointed as a director on the TuHURA Board of Directors following the completion of the Kintara Merger. Mr. Ng has also served as a director of Calidi Biotherapeutics, Inc. (NYSE American: CLDI) since October 2019 and as its President and Chief Operating Officer since February 1, 2022, as well as a director and Chief Executive Officer of Processa Pharmaceuticals, Inc. (Nasdaq: PCSA) since August 8, 2023. In addition, Mr. Ng is currently a partner at PENG Life Science Ventures since September 2013, a director, co-founder, and chief business officer at IACTA Pharmaceuticals, Inc. since January 2020. Mr. Ng’s experience further includes serving in various executive-level positions for multiple publicly-traded and private global biotechnology and pharmaceutical firms. Mr. Ng previously served as a director of Inflammatory Response Research, Inc. from May 2019 to April 2020, as a director of Invent Medical Corp from July 2019 to January 2020, as a director of ImmuneOncia Therapeutics Inc. from June 2016 to 2019, and as a director of Virttu Biologics Limited from April 2017 to April 2019. Mr. Ng was also the Executive Vice President and Chief Administrative Officer of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) from March 2015 to April 2019, the Co-Founder and President, Business of Scilex Pharmaceuticals Inc. from September 2012 to April 2019, and the Senior Vice President and General Counsel of BioDelivery Sciences International Inc. (Nasdaq: BDSI) from December 2012 to March 2015. Mr. Ng holds a JD degree from the University of Notre Dame School of Law, as well as a B.AS double degree in Biochemistry and Economics from the University of California, Davis. TuHURA believes Mr. Ng’s experience with the launch and commercialization efforts of multiple pharmaceutical drug products, experience in clinical research procedures, and his executive experience in the biotechnology industry, provide him with the qualifications and skills to serve as a director TuHURA.

Alan List, M.D. has served as a director of Legacy TuHURA since November 2022, and was appointed as a director on the TuHURA Board of Directors following the completion of the Kintara Merger. Dr. List has also served as Chief Medical Officer of Precision BioSciences, Inc. (Nasdaq: DTIL) (“Precision BioSciences”), a clinical stage gene editing company, since April 2021 and, prior to that, had been a strategic clinical advisor to Precision BioSciences and its board since April 2020, providing advice regarding its clinical stage and pre-clinical allogeneic CAR T programs. Prior to joining Precision BioSciences, Dr. List served in various roles at the Moffitt Cancer Center, including as President and Chief Executive Officer from 2012 to December 2019, Executive Vice President, Physician in Chief from 2008 to 2012 and Chief of the Malignant Hematology Division from 2003 to 2008. Prior to joining the Moffitt Cancer Center, Dr. List held academic and clinical appointments at the University of Arizona. Dr. List is internationally recognized for his many contributions in the development of effective treatment strategies for myelodysplastic syndrome (“MDS”) and acute myeloid leukemia. His pioneering work led to the development of Revlimid (lenalidomide), a transformational treatment for patients with MDS and multiple myeloma.

Dr. List is the author of numerous peer-reviewed articles and books. He previously served as the President for the Society of Hematologic Oncology as well as a member of the MDS Foundation Board of Directors. Dr. List is also an active member of the American Society of Clinical Oncology, the American Society of Hematology and the American Association for Cancer Research. He is a Charter Fellow in the National Academy of Inventors, an inductee in the Florida Inventors Hall of Fame. Dr. List received B.S. and M.S. degrees from Bucknell University and earned his M.D. from the University of Pennsylvania. He is board certified in internal medicine, hematology, and medical oncology. TuHURA believes Dr. List’s extensive clinical development experience together with his experience with biotechnology businesses provide him with the qualifications and skills to serve as a director of TuHURA.

Robert E. Hoffman served as a director of Kintara since April 2018, as Chairman of Kintara since June 2018, as Chief Executive Officer and President of Kintara since November 2021, and as interim Chief Financial Officer of Kintara since June 1, 2023. Mr. Hoffman served in each of such positions through the completion of the Kintara Merger, as such time he was appointed as a member of the TuHURA Board of Directors. He has served as a member of board of directors of ASLAN Pharmaceuticals, Inc. (Nasdaq: ASLN), a publicly-held, clinical-stage immunology focused biopharmaceutical company, since October 2018, and as a member of the board of directors of FibroGenesis, a clinical-stage regenerative medicine company, since April 2021. He has also served as a member of board of directors, on the audit committee, and on the Human Resources and compensation committee of Antibe Therapeutics Inc. (“Antibe”), a publicly-held clinical-stage biotechnology company, since November 2020, and as Chairman of Antibe’s board of directors from May 2022 to April 2024. Mr. Hoffman served as Senior Vice President and Chief Financial Officer of Heron Therapeutics, Inc., a publicly-held pharmaceutical company, from April 2017 to October 2020. From July 2015 to September 2016, Mr. Hoffman served as Chief Financial Officer of AnaptysBio, Inc., a publicly-held biotechnology company. From June 2012 to July 2015, Mr. Hoffman served as the Senior Vice President, Finance and Chief Financial Officer of Arena Pharmaceuticals, Inc. (“Arena”), a biopharmaceutical company, prior to its acquisition by Pfizer Inc. in March 2022. From August 2011 to June 2012 and previously from December 2005 to March 2011, he served as Arena’s Vice President, Finance and Chief Financial Officer and in a number of various roles of increasing responsibility from 1997 to December 2005. Mr. Hoffman formerly served as a member of the board of directors of Saniona AB, a biopharmaceutical company, from September 2021 to May 2022, and as a member of the board of directors of Kura Oncology, Inc., a cancer research company, from March 2015 to August 2021. He also previously served as a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, MabVax Therapeutics Holdings, Inc., a biopharmaceutical company, and Aravive, Inc., a clinical stage biotechnology company. Mr. Hoffman serves as a member of the steering committee of the Association of Bioscience Financial Officers. Mr. Hoffman formerly served as a director and President of the San Diego Chapter of Financial Executives International and was an advisor to the Financial Accounting Standard Board (FASB) for 10 years (2010 to 2020) advising the United States accounting rulemaking organization on emerging issues and new financial guidance. Mr. Hoffman holds a B.B.A. from St. Bonaventure University. TuHURA believes Mr. Hoffman’s financial and executive business experience qualifies him to serve as a director of TuHURA.

Craig Tendler was appointed as a member of the TuHURA Board of Directors on March 10, 2025. Dr. Tendler is an experienced pharmaceutical and biotech industry professional. From January 2010 through December 2024, Dr. Tendler served as the Vice President, Oncology Clinical Development, Diagnostics, and Global Medical Affairs of Johnson & Johnson Innovative Medicine Research & Development where was responsible for creating and overseeing robust development plans, including optimal integration of biomarkers and diagnostics, and comprehensive data generation activities for all products in the oncology portfolio. During his tenure at Johnson & Johnson, Dr. Tendler and his team worked in collaboration with the FDA and the European Medicines Agency to secure worldwide approvals of transformational treatment in prostate cancer, hematologic malignancies, as well as for lunch and bladder cancer. He played an instrumental role in achieving 13 FDA breakthrough designations for accelerating the early development of promising investigational medicines intended for the treatment of serious oncology conditions.

Prior to joining Johnson & Johnson Innovative Medicine, Dr. Tendler served as the Vice President of Oncology Clinical Research and Chair of the Oncology Licensing Committee at the Schering-Plough Research Institute. In addition to his pharmaceutical industry experience, Dr. Tendler has served as Co-Chair of the Friends of Cancer Research Corporate Council, member of the Bloomberg New Economy International Cancer Coalition, and member of the Admissions Committee, Mount Sinai School of Medicine. Dr. Tendler was an Assistant Professor of Pediatrics/Hematology-Oncology at the Mount Sinai School of Medicine and a NIH physician-scientist grant recipient and research fellow at the National Cancer Institute in Bethesda, Maryland. Dr. Tendler earned his undergraduate degree from Cornell University and graduated from the Mount Sinai School of Medicine, New York City, with high honors and induction into the Alpha Omega Alpha Medical Society. TuHURA believes that Dr. Tendler’s biotech and oncology experience qualifies him to serve as a director of TuHURA.

Director Independence

Based on information provided by each director concerning his background, employment and affiliations, each of the directors on the TuHURA Board of Directors, other than Dr. James Bianco and Robert E. Hoffman, qualify as independent directors, as defined under Nasdaq listing rules (the “Nasdaq listing rules”), and the TuHURA Board of Directors consists of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, TuHURA is subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of certain committees of the TuHURA Board of Directors, as discussed below

TuHURA Board of Directors Committees

The TuHURA Board of Directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the TuHURA Board of Directors. The TuHURA Board of Directors may also establish other committees from time to time to assist TuHURA and the TuHURA Board of Directors.

Audit Committee

The audit committee oversees and monitors TuHURA’s financial reporting process and internal control system, reviews and evaluates the audit performed by TuHURA’s registered independent public accountants and reports to the TuHURA Board of Directors any substantive issues found during the audit. The audit committee is directly responsible for the appointment, compensation and oversight of the work of TuHURA’s registered independent public accountants. The audit committee reviews and approves all transactions with affiliated parties.

The audit committee consists of James Manuso, Ph.D., MBA (chairman), Alan List, M.D., and George Ng. The TuHURA Board of Directors has also reviewed the education, experience and other qualifications of each member of the audit committee and based upon such review, has determined that Dr. Manuso is an “audit committee financial expert”, as defined by the rules of the SEC.

To qualify as independent to serve on TuHURA’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from TuHURA, other than for service as a director, or be an affiliated person of TuHURA.

REPORT OF THE AUDIT COMMITTEE*

The undersigned members of the Audit Committee of the Board of Directors of TuHURA Biosciences, Inc. submit this report in connection with the Audit Committee’s review of the financial reports for the fiscal year ended December 31, 2024 as follows:

1. The Audit Committee has reviewed and discussed with management the audited financial statements for TuHURA for the fiscal year ended December 31, 2024.

2. The Audit Committee has discussed with representatives of Cherry Bekaert LLP, the independent public accounting firm, the matters which are required to be discussed with them under the provisions of Auditing Standard No. 61, as amended (Communications with Audit Committees).

3. The Audit Committee has discussed with Cherry Bekaert LLP, the independent public accounting firm, the auditors’ independence from management and TuHURA has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board.

In addition, the Audit Committee considered whether the provision of non-audit services by Cherry Bekaert LLP, is compatible with maintaining its independence. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the TuHURA Board of Directors (and the TuHURA Board of Directors has approved) that the audited financial statements be included in TuHURA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission.

Audit Committee of TuHURA Biosciences, Inc.

James Manuso, Ph.D

Alan List, M.D.

George Ng

*

The foregoing report of the Audit Committee is not to be deemed “soliciting material” or deemed to be “filed” with the Securities and Exchange Commission (irrespective of any general incorporation language in any document filed with the Securities and Exchange Commission) or subject to Regulation 14A of the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into a document filed with the Securities and Exchange Commission.

Compensation Committee

The compensation committee assists the TuHURA Board of Directors in fulfilling its oversight responsibilities relating to (i) corporate governance practices and policies and (ii) compensation matters, including compensation of the directors and senior management of TuHURA and the administration of compensation plans of TuHURA.

The compensation committee of TuHURA consists of Alan List, M.D. (chairman) and James Manuso, Ph.D., MBA. Each member of TuHURA’s compensation committee is a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assesses potential candidates to fill perceived needs on the TuHURA Board of Directors for required skills, expertise, independence and other factors. A director candidate recommended by TuHURA’s stockholders will be considered in the same manner as a nominee recommended by a board member, management or other sources. Stockholders wishing to recommend a candidate for nomination should contact TuHURA’s Secretary in writing at Corporate Secretary, c/o TuHURA at 10500 University Center Drive, Suite 110, Tampa, FL 33612. The nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.

The nominating and corporate governance committee of TuHURA consists of George Ng (chairman), Craig Tendler, M.D., and Alan List, M.D. We believe that the composition of the nominating and corporate governance committee meets the requirements for independence under, and the functioning of such nominating and corporate governance committee complies with, any applicable requirements of the rules and regulations of Nasdaq.

ADDITIONAL INFORMATION REGARDING THE TUHURA BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

TuHURA has adopted a Code of Ethics and Conduct that applies to all of TuHURA’s executive officers, financial and accounting officers, TuHURA’s directors, financial managers and all of TuHURA’s employees. Each of the members of the TuHURA Board of Directors are committed to a high standard of corporate governance practices and, through their respective oversight roles, encourage and promote a culture of ethical business conduct. A copy of TuHURA’s Code of Ethics and Conduct is posted under the “Investors” tab on our website, which is located at www.tuhurabio.com.

Insider Trading Policy

The TuHURA Board of Directors has adopted an Insider Trading Policy, which applies to all of the members of the TuHURA Board of Directors, officers and employees, as well as their family members and entities under their control. The policy prohibits such persons and entities from engaging in hedging transactions involving our equity securities, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of TuHURA’s equity securities.

Board Leadership Structure

TuHURA has structured its TuHURA Board of Directors in a way that TuHURA believes effectively serves its objectives of corporate governance and management oversight. TuHURA separates the roles of President and Chairman of the board of directors in recognition of the differences between the two roles. TuHURA believes that the President should be responsible for the day-to-day leadership and performance of TuHURA, while the Chairman of the board of directors should work with the President and the rest of the board of directors to set the strategic direction for TuHURA and provide guidance to, and oversight of the President. The Chairman also sets the agenda for meetings of the board of directors and presides over them.

Dr. Manuso, who is an independent director, was elected Chairman of the board of directors in 2024 in connection with the completion of the Kintara Merger. In this capacity, Dr. Manuso, among other things, calls and presides over board meetings, including meetings of the independent directors, and sets meeting agendas. In this role, Dr. Manuso can effectively coordinate between the TuHURA Board of Directors and management regarding risk management issues and the implementation of appropriate responses, and can help ensure the effective independent functioning of the TuHURA Board of Directors in its oversight responsibilities. Accordingly, the Chairman has substantial ability to shape the work of the TuHURA Board of Directors

Role of the Board of Directors in Risk Oversight and Risk Management

One of key functions of TuHURA’s Board of Directors informed oversight of TuHURA’s risk management process. The TuHURA Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the TuHURA Board of Directors as a whole, as well as through various standing committees of the TuHURA Board of Directors that address risks inherent in their respective areas of oversight.

Meetings of the Board, Board and Committee Member Attendance and Annual Meeting Attendance

Following the completion of the Kintara Merger that closed on October 18, 2024, the TuHURA Board of Directors met two times in 2024, the TuHURA audit committee met one time in 2024, the TuHURA compensation committee met one time in 2024, and the TuHURA nominating and corporate governance committee met one time in 2024. All then current TuHURA Board Members attended 75% or more of the meetings of the TuHURA Board of Directors and of the committees on which they served during 2024. In addition, TuHURA encourages all of its directors and nominees for director to attend TuHURA’s special meeting, but attendance is not mandatory. The TuHURA special meeting will be the first meeting of TuHURA’s stockholders following the Kintara Merger.

Election of Board of Directors

Directors are elected by a plurality vote of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors at TuHURA’s annual stockholders’ meetings.

Communications with the Board

Any securityholder or any other interested party who desires to communicate with the TuHURA Board of Directors, TuHURA’s non-management directors or any specified individual director, may do so by directing such correspondence to the attention of the Secretary, TuHURA Biosciences, Inc., 10500 University Center Dr., Suite 110, Tampa, Florida 33612. The Secretary will forward the communication to the appropriate director or directors as appropriate.

Family Relationships

There are no family relationships amongst the TuHURA directors and executive officers, or persons nominated or chosen by TuHURA to become a director.

Involvement in Certain Legal Proceedings

There have been no material legal proceedings that would require disclosure under the federal securities laws that are material to an evaluation of the ability or integrity of TuHURA directors or executive officers, or in which any director, officer, nominee or principal stockholder, or any affiliate thereof, is a party adverse to TuHURA or has a material interest adverse to TuHURA.

TUHURA EXECUTIVE COMPENSATION

On October 18 2024, Legacy TuHURA completed its merger with Kintara. At the effective time of the Kintara Merger, TuHURA’s management was replaced with the management of Legacy TuHURA. Unless otherwise indicated, the disclosures in this section regarding TuHURA Common Stock or securities convertible into TuHURA Common Stock for periods or as of a date that precedes the closing of the Kintara Merger have been adjusted to give effect to the Kintara exchange ratio and reverse stock split.

This section sets forth historical compensation for the following executive officers of TuHURA as of December 31, 2024, which are referred to herein as the “TuHURA named executive officers” or “TuHURA NEOs,” each of whom is an executive officer of TuHURA:

•	James Bianco, M.D., President and Chief Executive Officer;

•	Dan Dearborn, Chief Financial Officer;

•	Robert Hoffman, Former President, Chief Executive Officer and Interim Chief Financial Officer; and

•	Dennis Yamashita, Ph.D., Former Chief Scientific Officer

Summary Compensation Table

The following table summarizes the compensation earned by, awarded to or paid to the TuHURA named executive officers in the years ended December 31, 2024 and 2023:

Name and Principal Position	Fiscal year	Salary ($)	Bonus(1)	Stock Awards ($)	Option Awards(2)	All Other Compensation ($)(3)		Total ($)
Dr. James Bianco	2024	463,734	—	—	4,900,000	80,000		$5,443,734
President and Chief Executive Officer	2023	439,834	579,668	—	192,000	83		$1,211,585
Dan Dearborn	2024	339,101	—	—	2,200,000	—		$2,539,101
Chief Financial Officer	2023	339,101	254,326	—	42,240	108		$635,775
Dennis Yamashita(4)	2024	320,833	—	—	588,000	—		$908,833
Former Chief Scientific Officer	2023	—	—	—	—	—		$—
Robert Hoffman(5)	2024	717,544	397,669	—	—	1,326,016	(6)	$2,441,229
Former President, Chief Executive Officer and Interim Chief Financial Officer	2023	589,600	178,380	255,923	160,460	—		$1,184,363

(1)

Amounts in this column for 2023 represent discretionary annual incentive bonuses earned for performance in fiscal 2023, which were paid in 2024. Discretionary annual bonuses earned by Dr. Bianco and Mr. Dearborn for performance in fiscal 2024, if any, have not been determined or calculated as of the date of the filing of this joint proxy statement/prospectus and are expected to be determined during the 60-day period following the date of the filing of this joint proxy statement/prospectus, whereupon the determination of any such bonuses will be reported on Form 8-K. For more information regarding the annual bonuses, see “—Narrative Disclosure to Summary Compensation Table — Annual Bonuses” below.

(2)

Amounts in this column represent the aggregate grant date fair value of stock options awarded during 2024 and 2023, computed in accordance with FASB Accounting Standards Codification Topic 718. For more information regarding the assumptions used in this calculation, see Note 10 to TuHURA’s financial statements included in this joint proxy statement/prospectus.

(3)

Amounts in this column represent life insurance premiums paid by us on behalf of Dr. Bianco, Mr. Dearborn and Mr. Yamashita. For more information regarding other compensation awarded or paid to the NEOs, see “— Narrative Disclosure to Summary Compensation Table — Other Compensation” below.

(4)	Mr. Yamashita ceased serving as an officer as of December 16, 2024.
(5)

Mr. Hoffman, TuHURA’s former President, Chief Executive Officer and Interim Chief Financial Officer, and TuHURA were parties to a certain Executive Employment Agreement dated November 8, 2021 (the “Hoffman Employment Agreement”). On October 4, 2024, prior to the completion of the Kintara Merger, TuHURA entered into an amendment to the Hoffman Employment Agreement (the “Hoffman Amendment”), pursuant to which, all outstanding stock options previously granted to Mr. Hoffman vested in full on October 4, 2024 in exchange for Mr. Hoffman agreeing to extend the non-competition restrictions of the Hoffman Employment Agreement for a period of twelve months following the date that his employment terminates. Mr. Hoffman’s employment was terminated on October 18, 2024 in connection with the completion of the Kinara Merger. Mr. Hoffman was appointed to the TuHURA Board of Directors in connection with the completion of the Kintara Merger.

(6)

The amounts included in the column above reflect (i) cumulative payment of $1,307,014 in severance payable to Mr. Hoffman pursuant to the Hoffman Employment Agreement and (ii) $19,002 in taxable compensation received upon the vesting and conversion of restricted stock units.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Dr. James Bianco. On March 29, 2024, TuHURA entered into a second amended and restated employment agreement with Dr. Bianco under which Dr. Bianco serves as TuHURA’s President and Chief Executive Officer for an initial term of two years, unless earlier terminated. Dr. Bianco’s employment agreement provides that he will serve as the President and Chief Executive Officer of TuHURA. Upon the expiration of the initial two-year term, the term of Dr. Bianco’s employment agreement will automatically extend, upon the same terms and conditions, for additional periods of one year, unless, either party gives 90 days’ prior notice of its intention not to extend the term. Dr. Bianco’s annual base salary is $463,734, to be reviewed periodically by the TuHURA Board of Directors or any compensation committee thereof. Dr. Bianco is also eligible for consideration to receive an annual incentive bonus of up to 125% of his base salary and a discretionary bonus. The amount of any incentive bonus is to be established annually based on objectives determined by TuHURA Board of Directors or any compensation committee thereof, and the timing and amount of any discretionary bonus is to be determined at the sole discretion of the TuHURA Board of Directors or any compensation committee thereof. Dr. Bianco must remain employed on the date any bonus is to be paid to receive such bonus. Dr. Bianco’s employment agreement also provides that TuHURA will pay for a $2,000,000 term life insurance policy for the benefit of Dr. Bianco’s designated beneficiaries. Dr. Bianco’s employment agreement provides that if Dr. Bianco’s employment is terminated for any reason, Dr. Bianco shall receive any base salary that had accrued but not been paid, payment of accrued and unused vacation time, and any reimbursement due to him pursuant to his employment agreement (“Accrued Obligations”). Additionally, if Dr. Bianco is terminated without cause, including by notice of non-extension of his employment agreement, or he resigns for good reason, as such terms are defined in his employment agreement, and he executes a release of claims in the form prescribed by TuHURA within 30 days of the termination, (A) TuHURA is obligated to pay to Dr. Bianco (i) his Accrued Obligations, (ii) two years of his base salary plus an amount equal to the average of his two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for two years or until other health insurance is obtained by Dr. Bianco and (B) any unvested portion of any outstanding options or unvested shares of TuHURA Common Stock granted to Dr. Bianco will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of his separation. If Dr. Bianco’s termination occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in Dr. Bianco’s employment agreement), Dr. Bianco’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary.

Dan Dearborn. On March 29, 2024, TuHURA entered into a second amended and restated employment agreement with Mr. Dearborn under which Mr. Dearborn serves as TuHURA’s Chief Financial Officer for an initial term of two years, unless earlier terminated. Mr. Dearborn’s employment agreement also provides that he will serve as the Chief Financial Officer of TuHURA. Upon the expiration of the initial two-year term, the term of Mr. Dearborn’s employment agreement will automatically extend, upon the same terms and conditions, for additional periods of one year, unless, either party gives 90 days’ prior notice of its intention not to extend the term. Mr. Dearborn’s annual base salary is $339,101, to be reviewed periodically by the TuHURA Board of Directors or any compensation committee thereof. Mr. Dearborn is also eligible for consideration to receive an annual incentive bonus up to 100% of his base salary and a discretionary bonus. The amount of any incentive bonus is to be established annually based on objectives determined by the TuHURA Board of Directors or any compensation committee thereof, and the timing and amount of any discretionary bonus is to be determined at the sole discretion of the TuHURA Board or any compensation committee thereof. Mr. Dearborn must remain employed on the date any bonus is to be paid to receive such bonus. Mr. Dearborn’s employment agreement provides that if Mr. Dearborn’s employment is terminated for any reason, Mr. Dearborn shall receive his Accrued Obligations. Additionally, if Mr. Dearborn is terminated without cause, including by notice of non-extension of his employment agreement, or he resigns for good reason, as such terms are defined in his employment agreement, and he executes a release of claims in the form prescribed by TuHURA within 30 days of the termination, (A) TuHURA is obligated to pay to Mr. Dearborn (i) his Accrued Obligations, (ii) one year of his base salary plus an amount equal to the average of his two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for one year or until other health insurance is obtained by Mr. Dearborn and (B) any unvested portion of any outstanding options or unvested shares of TuHURA Common Stock granted to Mr. Dearborn will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of his separation. If Mr. Dearborn’s termination occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in Mr. Dearborn’s employment agreement), Mr. Dearborn’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary.

Dr. Dennis Yamashita. On December 19, 2023, TuHURA entered into an employment agreement with Mr. Yamashita under which Mr. Yamashita serves as TuHURA’s Chief Scientific Officer for an initial term of two years, unless earlier terminated. Upon the expiration of the initial two-year term, the term of Mr. Yamashita’s employment agreement will automatically extend, upon the same terms and conditions, for additional periods of one year, unless, either party gives 90 days’ prior notice of its intention not to extend the term. Mr. Yamashita’s annual base salary is $350,000, to be reviewed periodically by the TuHURA Board of Directors or any compensation committee thereof. Mr. Yamashita also received options to purchase 1,100,000 shares of TuHURA Common Stock. Such options expire ten years from the date of the grant and vest over three years. Mr. Yamashita is also eligible for consideration to receive an annual incentive bonus up to 68% of his base salary and a discretionary bonus. The amount of any incentive bonus is to be established annually based on objectives determined by the TuHURA Board of Directors or any compensation committee thereof, and the timing and amount of any discretionary bonus is to be determined at the sole discretion of the TuHURA Board of Directors or any compensation committee thereof. Mr. Yamashita must remain employed on the date any bonus is to be paid to receive such bonus. Mr. Yamashita’s employment agreement provides that if Mr. Yamashita employment is terminated for any reason, Mr. Dearborn shall receive his Accrued Obligations. Additionally, if Mr. Yamashita is terminated without cause, including by notice of non-extension of his employment agreement, or he resigns for good reason, as such terms are defined in his employment agreement, and he executes a release of claims in the form prescribed by TuHURA within 30 days of the termination, (A) TuHURA is obligated to pay to Mr. Yamashita (i) his Accrued Obligations, (ii) one year of his base salary plus an amount equal to the average of his two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for one year or until other health insurance is obtained by Mr. Yamashita and (B) any unvested portion of any outstanding options or unvested shares of TuHURA Common Stock granted to Mr. Yamashita will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of his separation. If Mr. Yamashita’s termination occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in Mr. Yamashita’s employment agreement), Mr. Yamashita’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary.

Base Salaries

The base salaries for Dr. Bianco, Mr. Dearborn, Mr. Hoffman and Dr. Yamashita for fiscal 2024 were established in connection with their employment agreements. The table below sets forth the base salary as of December 31, 2024, for each TuHURA NEO.

Name	Base Salary (as of 12/31/2024)
Dr. James Bianco	$463,764
Dan Dearborn	$339,101
Dr. Dennis Yamashita	$—	(1)
Robert Hoffman	$594,600	(2)

(1)	Dr. Yamashita is no longer employed with TuHURA as of December 16, 2024.
(2)	Mr. Hoffman’s employment was terminated in connection with the completion of the Kintara Merger.

Annual Bonuses

Each TuHURA NEO is eligible to receive an annual incentive bonus based on objectives determined by the TuHURA Board of Directors or any compensation committee thereof.

A target annual bonus, as a percentage of base salary, is established for each TuHURA NEO, as set forth in the table below. Following review of individual performance during fiscal 2024, the TuHURA Board of Directors (or the compensation committee, as applicable) determined that it was appropriate to award the following annual bonuses for fiscal 2024.

Name	Target Bonus (% of Salary)	2024 Annual Bonus
Dr. James Bianco	100%	$463,764
Dan Dearborn	50%	$169,551
Dennis Yamashita	68%	$—
Robert Hoffman	67%	$397,669

Equity Awards

TuHURA has historically provided long-term incentive compensation to the TuHURA named executive officers through grants of stock options to purchase shares of TuHURA Common Stock under the TuHURA Amended and Restated 2019 Equity Incentive Plan (the “2019 Plan”) and the TuHURA 2024 Equity Incentive Plan (the “2024 Plan”).

Retirement Plans

TuHURA maintains a 401(k) plan for employees, although it does not currently make matching contributions to such plan. Except for the 401(k) plan, TuHURA has not had and currently does not have a pension or other retirement plan or a nonqualified deferred compensation plan.

Other Compensation

All TuHURA named executive officers are eligible to participate in TuHURA’s employee benefit plans, including its medical, dental, vision, life and disability insurance plans, in each case on the same basis as all other employees of TuHURA, provided that the company pays all premiums for the medical, dental, and vision plans for TuHURA executive officers. For the TuHURA’s NEO’s, the company pays for and on behalf of each TuHURA NEO life insurance premiums. TuHURA generally does not provide perquisites or personal benefits to its named executive officers, except in limited circumstances.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding stock options held by TuHURA named executive officers as of December 31, 2024.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Dr. James Bianco	357,801		—		$3.69	7/1/2031
President and Chief Executive Officer	23,853		47,707	(1)	$3.69	4/7/2033
	191,281	(3)			$4.14	2/28/2034
	1,065,990	(4)			$4.94	11/12/2034
Dan Dearborn	190,000		—		$2.42	1/17/2026
Chief Financial Officer	382,550		—		$2.42	12/20/2026
	433,333		77,525	(2)	$3.69	11/15/2032
	—		5,284	(1)	$3.69	4/7/2033
	66,659	(3)			$4.14	2/28/2034
	489,848	(4)			$4.94	11/12/2034
Dennis Yamashita			196,791		$4.14	2/28/2034
Chief Scientific Officer
Robert Hoffman	2		—		$18,550.00	4/13/2028
Former President, Chief Executive Officer and Interim Chief Financial Officer(5)	2		—		$10,673.25	11/8/2028
	20		—		$1,067.50	9/5/2029
	22		—		$1,067.50	9/5/2029
	68		—		$2,975.00	9/15/2030
	57		—		$2,170.00	9/22/2031
	2,010		—		$1,680.00	11/8/2031
	686		—		$307.48	8/1/2032
	661		—		$162.93	8/30/2033

(1)	This option vests, in arrears, in three equal annual installments over three years from the grant date of April 7, 2023, subject to his continuous service on each vesting date.
(2)	This option vests, in arrears, in three equal annual installments over three years from the grant date of November 15, 2022, subject to his continuous service on each vesting date.
(3)	This option vests, in arrears, in three equal annual installments over three years from the grant date of February 28, 2023, subject to his continuous service on each vesting date.
(4)	This option vests, in arrears, in three equal annual installments over three years from the grant date of November 12, 2024, subject to his continuous service on each vesting date.
(5)	Pursuant to the Hoffman Amendment, all of Mr. Hoffman’s outstanding options vested in full on October 4, 2024.

Additional Narrative Disclosure

Potential Payments Upon Termination or Change in Control

Under the employment agreements with the TuHURA NEOs, in the event the TuHURA NEO is terminated by TuHURA other than for “Cause” or by the TuHURA NEO for “Good Reason,” the TuHURA NEO will be eligible for the following severance benefits if he executes a release of claims in the form prescribed by TuHURA within 30 days of the termination: (A) payment of (i) employee’s Accrued Obligations, (ii) two years of base salary plus an amount equal to the greater of the average of such employee’s two prior years’ bonuses or 50% of such employee’s then-base salary, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for two years or until other health insurance is obtained by such employee and (B) any unvested portion of any outstanding options or unvested shares of TuHURA Common Stock granted to such employee will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of such employee’s separation. If the termination of the TuHURA NEO occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in the TuHURA NEO’s employment agreements), the TuHURA NEO’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary. The Mergers are not deemed a Change of Control for purposes of the TuHURA NEO employment agreements.

For purposes of the employment agreements and the outstanding stock options: “Cause” is defined as (i) gross negligence or willful misconduct in the performance of employee’s duties to TuHURA after written notice to employee and the failure to cure same within ten business days after receipt of written notice; (ii) refusal or failure to act in accordance with any lawful specific direction or order of the TuHURA Board of Directors after written notice to employee of such refusal or failure and failure to cure the same within ten days after receipt of written notice; (iii) commission of any act of fraud with respect to TuHURA; (iv) employee’s material breach of any written agreement or material policy of TuHURA after written notice to employee of such breach and failure to cure, if curable, the same within ten business days after receipt of written notice; and (v) employee’s conviction of, or plea of nolo contendre to, a crime which adversely affects TuHURA’s business or reputation, in each case as determined by the TuHURA Board of Directors; (vi) employee’s willful unauthorized disclosure of Confidential Information (as defined in TuHURA’s confidential disclosure policy); (vii) continued or excessive absences or tardiness, after an official warning has been issued and failure to cure (not including authorized leaves of absence, FMLA leave, or absences that are a result of an accommodation under ADA).

Policy Relating to Recovery of Erroneously Awarded Compensation (Clawback Policy)

TuHURA has instituted a clawback policy in accordance with the Nasdaq’s final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, effective October 2, 2023 to support a culture of focused, diligent and responsible management that discourages conduct detrimental to our growth. The policy applies to each person who serves as an executive officer of TuHURA, as defined in Rule 10D-1(d) under the Exchange Act, which include TuHURA’s named executive officers (each, a “covered employee”). In the event of a qualifying financial restatement, a covered employee will be required to forfeit erroneously awarded incentive compensation to TuHURA to the extent required under applicable law.

Pay Versus Performance

The following section has been prepared in accordance with pay versus performance rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Under these new rules, the SEC has developed a definition of pay, referred to as Compensation Actually Paid (“CAP”). TuHURA is required to calculate CAP for the TuHURA NEOs and then compare it with certain of TuHURA’s performance measures. Stockholders should refer to TuHURA’s compensation philosophy discussion and analysis in this joint proxy statement/prospectus for a complete description of how executive compensation relates to TuHURA’s performance measures and how the TuHURA compensation committee makes it decisions related thereto. The TuHURA compensation committee did not consider this SEC-required pay versus performance analysis and disclosure below in making its pay decisions for any of the years shown.

The following table shows the past three fiscal years’ total compensation for the TuHURA’s NEOs as set forth in the Summary Compensation Table (“SCT”), the CAP to the TuHURA NEOs (as determined pursuant to SEC rules), TuHURA’s total stockholder return (“TSR”), and TuHURA’s net loss. TuHURA is a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and has elected to provide in this joint proxy statement/prospectus certain scaled disclosures permitted under the Exchange Act for smaller reporting companies.

SEC rules require certain adjustments be made to the SCT totals to determine CAP as reported in the pay versus performance table. CAP does not necessarily represent cash and/or equity value transferred to the applicable TuHURA NEOs without restriction, but rather is a valuation calculated under applicable SEC rules. The methodology for calculating CAP as required by Item 402(v) of Regulation S-K takes into account, among others, changes in share price and its impact on the fair value of equity awards.

For information on TuHURA’s executive compensation program and the approach used by the TuHURA’s compensation committee, please refer to the “TuHURA Executive Compensation” narrative and the outstanding equity awards table. The following table provides information about TuHURA’s principle executive officer (PEO) and non-PEO NEOs and certain financial performance information for TuHURA for the reported years.

Year	Summary Compensation Total for Mr. Zarrabian ($)(1)(a)	Summary Compensation Total for Dr. Bianco ($)(1)(b)	Summary Compensation Total for Mr. Hoffman ($)(1)(c)	Compensation actually paid to Mr. Zarrabian ($)	Compensation actually paid to Dr. Bianco ($)(2)	Compensation actually paid to Mr. Hoffman ($)(2)	Average Summary Compensation Table Total for non-PEO NEOs ($)(3)	Average Summary Compensation actually paid for non-PEO NEOs ($)(2)	Value of initial fixed $100 Investment based on Total Shareholder Return(4)	Net Income (Loss) (millions) ($)(5)
2024	—	5,443,734	2,441,229	—	4,691,734	2,441,229	1,723,967	1,555,967	0.46	(23.0)
2023	—	1,211,585	1,184,363	—	1,211,585	559,019	325,030	369,631	3.82	(15.0)
2022	682,827	800,083	3,161,028	(37,000)	929,790	1,208,847	340,655	(125,878)	12.09	(23.0)

(1)

The dollar amounts reported in each column (a) are the amounts of total compensation reported for Dr. Bianco (TuHURA’s current Chief Executive Officers), (b) Robert Hoffman (TuHURA’s former Chief Executive Officer prior to the completion of the Kintara Merger) and (c) Mr. Saiid Zarrabian (TuHURA’s former Chief Executive Officer who served in such capacity during TuHURA’s former fiscal year ended June 30, 2022 until Mr. Hoffman’s appointment as TuHURA’s Chief Executive Officer, effective November 8, 2021) each as reported in TuHURA’s SCT for the applicable year.

(2)

The dollar amounts reported in these columns represent the amount of “compensation actually paid” to TuHURA’s PEOs and the average “compensation actually paid” to TuHURA’s non-PEO NEOs, as computed in accordance with Item 402(v) of Regulation S-K, for each covered fiscal year. In accordance with these rules, these amounts reflect total compensation as set forth in the SCT for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The dollar amounts do not reflect the actual amount of compensation earned or received by or paid to the PEOs or non-PEO NEOs during the applicable fiscal year.

Adjustments	Dr. Bianco 2024 ($)	Mr. Hoffman 2024 ($)	Average Other NEOs ($)
Deduction for amounts reported under the stock awards column in the summary compensation table	(4,900,000)	—	(1,394,000)
ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End	4,100,000	—	1,220,000
ASC 718 Fair Value of Awards Granted during Applicable FY that Vested during Applicable FY, determined as of Vesting Date	—	—	—
Increase/deduction for Awards Granted during Prior FY that were Outstanding and Unvested as of Applicable FY End, determined based on change in ASC 718 Fair Value from Prior FY End to Applicable FY End	32,000	—	4,000
Increase/deduction for Awards Granted during Prior FY that Vested During Applicable FY, determined based on change in ASC 718 Fair Value from Prior FY End to Vesting Date	16,000	—	2,000
Deduction of ASC 718 Fair Value of Awards Granted during Prior FY that were Forfeited during Applicable FY, determined as of Prior FY End	—	—	—
TOTAL ADJUSTMENTS	(752,000)	—	(168,000)

(3)

The dollar amounts reported in column (d) represent the average of the amounts reported for TuHURA’s NEOs as a group (excluding TuHURA’s PEOs) in the “Total” column of the SCT in each applicable year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for the years ending December 31, 2024 and 2023, Dan Dearborn and Dennis Yamashita, and (ii) for the year ending June 30, 2023, Dennis Brown (TuHURA’s former Chief Scientific Officer), and Scott Praill (TuHURA’s former Chief Financial Officer).

(4)

Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between TuHURA’s share price at the end and the beginning of the measurement period by TuHURA’s share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2021. No dividends were paid on stock or option awards in 2022, 2023 or 2024.

(5)

The dollar amounts reported represent the amount of net income (loss) reflected in TuHURA’s audited financial statements for (a) the years ending December 31, 2024 and 2023 and (b) the year ending June 30, 2023.

Analysis of Information Presented in the Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table above. The following graphs display the CAP to TuHURA’s NEOs compared to TuHURA’s TSR and TuHURA’s net income (loss) for fiscal 2022, 2023 and 2024. TuHURA does not look to net income (loss) as a performance measure for its executive compensation program and instead looks at operational metrics, such as drug development milestones, pipeline progress, regulatory compliance, intellectual property, partnerships and collaborations, and general financial health of the company.

Policies and Practices Regarding Long-Term Incentive Awards

TuHURA’s compensation committee and senior management monitor TuHURA’s equity grant practices to evaluate whether such policies comply with governing regulations and are consistent with good corporate practices. When making regular annual equity grants, the TuHURA compensation committee’s practice is to approve them at its meeting in January of each year as part of the annual compensation review and after results for the preceding fiscal year become available. Because the TuHURA compensation committee’s regular meeting schedule is determined in the prior fiscal year, the proximity of any awards to other significant corporate events is coincidental. In addition, the TuHURA compensation committee may make grants at any time during the year it deems appropriate, including with respect to new hires or transitions or for general retentive or incentive needs. TuHURA attempts to make equity awards during periods when it does not have material non-public information (“MNPI”) that could impact TuHURA’s stock price and TuHURA’s does not time the release of MNPI based on equity grant dates.

During 2024, no stock option grants were made to any of TuHURA’s named executive officers during any period beginning four business days before the filing or furnishing of a periodic report or current report (other than a current report on Form 8-K disclosing a material new option award grant under Item 5.02(e) of that form) and ending one business day after the filing or furnishing of any such report with the SEC.

Summary Description of the TuHURA Equity Plans

TuHURA (f/k/a Morphogenesis, Inc.) 2019 Amended and Restated Equity Incentive Plan

The TuHURA (f/k/a Morphogenesis, Inc.) 2019 Equity Incentive Plan (the “2019 Plan”) was approved by the TuHURA Board of Directors and its stockholders in January 2019. The 2019 Plan, which amended and restated the TuHURA 2016 Stock Option Plan, provided for the issuance of up to 20,000,000 shares of TuHURA Common Stock, which includes the amount of outstanding awards made pursuant to the TuHURA 2016 Stock Option Plan. The 2019 Plan allowed for awards of incentive stock options to TuHURA’s employees, nonqualified stock options to TuHURA’s directors, restricted stock, restricted stock units, and other stock-based awards. In connection with the closing of the Kintara Merger, TuHURA (f/ka Kintara Therapeutics, Inc.) assumed all outstanding awards under the 2019 Plan. No further grants will be made under the 2019 Plan.

TuHURA 2024 Equity Incentive Plan

In connection with the Kintara Merger, the Board of Directors of TuHURA (f/k/a Kintara Therapeutics, Inc.) adopted the TuHURA 2024 Equity Incentive Plan (the “2024 Plan”) on August 7, 2024 and subsequently approved at a special meeting of the stockholders of TuHURA (f/k/a Kintara Therapeutics, Inc.) held on October 4, 2024. The 2024 Plan replaced the Kintara Therapeutics, Inc. 2017 Omnibus Equity Incentive Plan, as amended (the “Legacy Kintara Plan”), of which no further grants will be made. The following is a summary of certain terms and conditions of the 2024 Plan.

Administration. The TuHURA Board of Directors or the compensation committee of the board of directors, or any successor committee with similar authority that TuHURA’s Board of Director’s may appoint, (the “Committee”) will administer the 2024 Plan (the “Administrator”). The 2024 Plan authorizes the Administrator to interpret the provisions of the 2024 Plan and award agreements; prescribe, amend and rescind rules and regulations relating to the 2024 Plan; correct any defect, supply any omission, or reconcile any inconsistency in the 2024 Plan, any award or any agreement covering an award; and make all other determinations necessary or advisable for the administration of the 2024 Plan, in each case in its sole discretion.

Eligibility. The Administrator may designate any of the following as a participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of TuHURA or its affiliates; any individual who we or one of our affiliates has engaged to become an officer or employee; any consultant or advisor who provides services to the TuHURA or its affiliates; or any director, including a non-employee director.

Types of Awards. The 2024 Plan permits the grant of stock options (including incentive stock options), stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, cash incentives and other types of awards authorized under the 2024 Plan. These award types are described in further detail below.

Stock Subject to the 2024 Plan. The 2024 Plan provides that 11,000,000 shares of TuHURA Common Stock are reserved for issuance under the 2024 Plan, all of which may be issued pursuant to the exercise of incentive stock options. The aggregate number of shares of TuHURA Common Stock reserved for issuance under the 2024 Plan increases annually on the first day of each fiscal year of TuHURA after the consummation of the Kintara Merger, commencing on the first day of TuHURA’s fiscal year 2025 and with a final increase on the first day of the 2034 fiscal year, by a number of shares of common stock of the TuHURA (“Evergreen Shares”) equal to the lesser of: (i) 5.0% of the outstanding shares of all classes of TuHURA Common Stock as of the last day of the immediately preceding fiscal year or (ii) such other number of shares (which may be zero) as the TuHURA Board of Directors may determine. Evergreen shares may not be issued pursuant to the exercise of incentive stock options. The number of shares reserved under the 2024 Plan will be depleted on the date of the grant of an award by the maximum number of shares, if any, with respect to which such award is granted. An award that may be settled solely in cash shall not cause any depletion of the 2024 Plan’s share reserve at the time such award is granted. In general, if an award granted under the 2024 Plan lapses, expires, terminates or is canceled without the issuance of shares under the award, if it is determined during or at the conclusion of the term of an award that all or some portion of the shares under the award will not be issuable on the basis that the conditions for such issuance will not be satisfied, if shares are forfeited under an award or if shares are issued under any award and TuHURA reacquires them pursuant to rights reserved upon the issuance of the shares, then such shares will again be available for issuance under the 2024 Plan, except that shares reacquired pursuant to reserved rights may not be issued pursuant to incentive stock options. Shares of TuHURA Common Stock not issued or delivered as a result of the net settlement of an outstanding option or stock appreciation right, shares tendered or withheld in payment of the exercise price of an option, shares tendered or withheld to satisfy tax withholding obligations and shares purchased by us using proceeds from option exercises may not be re-credited to the reserve.

Director Award Limit. The maximum number of shares that may be subject to awards granted during a single fiscal year to any individual non-employee director, subject to appropriate adjustments in accordance with the 2024 Plan, may not exceed the number of shares that has a grant date fair value of, when added to any cash compensation received by such non-employee director, $1,000,000, except that such limit will be $2,000,000 for the first fiscal year that the non-employee director serves on the board.

Options. The Administrator will generally determine all terms and conditions of each option. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the exercise price may not be less than the fair market value of the shares subject to the option as determined on the date of grant (110% of the fair market value in the case of an incentive stock option granted to a 10% stockholder) and the option must terminate no later than ten years after the date of grant (five years in the case of an incentive stock option granted to a 10% stockholder). If a participant disposes of shares issued pursuant to the exercise of an incentive stock option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), that participant must notify TuHURA of such disposition within 10 days. To the extent previously approved by the Administrator (in an award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, the payment of the exercise price of options may be made by payment in cash or previously owned shares, through a broker-dealer assisted sell-to-cover transaction, by withholding shares otherwise deliverable upon exercise, or a combination of the foregoing. Except to the extent otherwise set forth in an award agreement, a participant will have no rights as a holder of TuHURA Common Stock as a result of the grant of an option until the option is exercised, the exercise price and applicable withholding taxes are paid and the shares subject to the option are issued thereunder.

Stock Appreciation Rights. The Administrator will generally determine all terms and conditions of each stock appreciation right. A stock appreciation right is the right of a participant to receive cash in an amount, and/or common stock with a fair market value, equal to the appreciation of the fair market value of a share of TuHURA Common Stock during a specified period of time. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the grant price may not be less than the fair market value of the shares subject to the stock appreciation right as determined on the date of grant and the stock appreciation right must terminate no later than ten years after the date of grant.

Performance and Stock Awards. The Administrator will generally determine all terms and conditions of each award of shares, restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of TuHURA Common Stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. A restricted stock unit means the right to receive a payment equal to the fair market value of one share of TuHURA Common Stock. Performance shares means the right to receive shares of TuHURA Common Stock, including restricted stock, to the extent performance goals are achieved (or other requirements are met). A performance unit means the right to receive a cash payment or shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of TuHURA Common Stock, to the extent performance goals are achieved (or other requirements are met). The Administrator will determine the length of the vesting and/or performance period.

Any participant who holds restricted stock has the right to vote their shares, unless the Administrator provides otherwise. Any participant who holds other types of awards does not have any rights as a stockholder of TuHURA, unless the Administrator provides otherwise.

Cash Incentive Awards. The Administrator has the authority to grant cash incentive awards. A cash incentive award is the right to receive a cash payment to the extent performance goals are achieved. The Administrator will determine all of the terms and conditions of each cash incentive award, including the performance goals, the performance period, the potential amount payable and the timing of payment.

Other Stock-Based Awards. The Administrator may grant a participant shares of unrestricted stock as a replacement for other compensation to which the participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of compensation right or as a bonus.

Transferability of Awards. Awards under the 2024 Plan may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated, other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a participant to: (1) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death; (2) transfer an award to the former spouse of the participant as required by a domestic relations order incident to a divorce; or (3) transfer an award (provided the participant may not receive consideration for such transfer), provided that in each case, the assignee cannot further transfer the award. Any permitted transfer shall be subject to compliance with applicable securities laws.

Adjustments. Under the terms of the 2024 Plan, if any of the following occurs:

•	TuHURA is involved in a merger or other transaction in which its common stock is changed or exchanged;

•	TuHURA subdivides or combines its common stock or declares a dividend payable in its common stock, other securities or other property;

•

TuHURA effects a cash dividend, the amount of which, on a per share basis, exceeds 10% of the fair market value of a share of TuHURA’s stock at the time the dividend is declared, or TuHURA effects any other dividend or other distribution on its common stock in the form of cash, or a repurchase of shares of its common stock, that the TuHURA Board of Directors determines is special or extraordinary in nature or that is in connection with a transaction that TuHURA characterizes publicly as a recapitalization or reorganization involving its common stock; or

•

Any other event occurs, which, in the judgment of the TuHURA Board of Directors or committee thereof, necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2024 Plan;

then the Administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2024 Plan and subject to certain provisions of the Code, adjust the number and type of shares of TuHURA Common Stock subject to the 2024 Plan and which may, after the event, be made the subject of awards; the number and type of shares of TuHURA Common Stock subject to outstanding awards; the grant, purchase or exercise price with respect to any award; and performance goals of an award. The Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award (without the consent of the holder of an award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective).

Repricing Prohibited. Neither the Administrator nor any other person may, without stockholder approval: (1) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or stock appreciation rights; (2) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights; or (3) cancel outstanding stock options or stock appreciation rights with an exercise price above the current share price in exchange for cash or other securities.

Backdating Prohibited. The Administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the Administrator takes action to approve such award.

Term of Plan. Unless the TuHURA Board of Directors terminates the 2024 Plan on an earlier date, the 2024 Plan will terminate, and no further awards can be granted thereunder, after the 10th anniversary of the latest date on which the 2024 Plan, or any amendment thereto or restatement thereof, has been approved by the TuHURA stockholders.

Termination and Amendment of the 2024 Plan. The Administrator may amend or terminate the 2024 Plan at any time, except that (1) TuHURA’s Board of Directors must approve any amendment that it is required to approve by reason of applicable law or prior action of the board, (2) stockholders must approve any amendments if such approval is required by any applicable law or the listing requirements of any principal securities exchange on which TuHURA’s shares are then traded, and (3) stockholders must approve any amendments that would diminish the backdating or repricing restrictions contained in the 2024 Plan.

Amendment, Modification, Cancellation and Disgorgement of Awards. Subject to exceptions specified in the 2024 Plan, the Administrator may amend or cancel an award granted under the 2024 Plan at any time, or waive any restrictions or conditions applicable to any award or the exercise of the award. In addition, the Administrator will have full power and authority to terminate or cause a participant to forfeit an award, and require the participant to disgorge any gains attributable to an award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination or a breach of a material policy, any award agreement or any other agreement concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations. All awards, and any shares issued or cash paid pursuant to an award, are also subject to any applicable recoupment or clawback policy adopted by TuHURA or any recoupment or similar requirement contained in applicable law, regulation or the listing requirements of the exchange or system on which TuHURA’s stock is principally traded.

TUHURA DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of the TuHURA Board of Directors (including the non-employee directors of Kintara prior to the consummation of the Kintara Merger) and received compensation for such service during the fiscal year ended December 31, 2024. During the fiscal year ended December 31, 2024, Mr. Toth and Mmes Johnson and Favorito served as members of the board of directors of Kintara until their resignation effective in connection with the closing of the Kintara Merger on October 18, 2024. Messrs Manuso, List and Ng were appointed as members of the TuHURA Board of Directors on October 18, 2024 in connection with the consummation of the Kintara Merger. Mr. Hoffman was a director on the board of directors of Kintara as well as the TuHURA Board of Directors during the fiscal year ended December 31, 2024. Dr. James Bianco, TuHURA’s Chief Executive Officer, did not receive any compensation for his service as a member of the TuHURA Board of Directors for the fiscal year ended December 31, 2024. Dr. Bianco’s compensation for service as an employee for fiscal year 2024 is presented in the section titled “TuHURA Executive Compensation—Summary Compensation Table” above.

Name	Year	Fees Earned or Paid in Cash ($)	Option Awards ($)(8)	Total ($)
James Manuso, Ph.D(1)	2024	$14,750	$—	$14,750
Alan List, M.D.(2)	2024	$13,875	$—	$13,875
George Ng(3)	2024	$14,125	$—	$14,125
Robert Hoffman(4)	2024	$11,408	$—	$11,408
Robert J. Toth, Jr.(5)	2024	$49,101	$—	$49,101
Laura Johnson (6)	2024	$48,302	$—	$48,302
Tamara A. Favorito(7)	2024	$51,097	$—	$51,097

(1)	Dr. Manuso was appointed as Chair of the TuHURA Board of Directors on October 18, 2024 in connection with the consummation of the Kintara Merger.
(2)	Dr. List was appointed to the TuHURA Board of Directors on October 18, 2024 in connection with the consummation of the Kintara Merger.
(3)	Mr. Ng was appointed to the TuHURA Board of Directors on October 18, 2024 in connection with the consummation of the Kintara Merger.
(4)

Mr. Hoffman served as a director on the board of directors of Kintara prior to the consummation of the Kintara Merger and was subsequently appointed to the TuHURA Board of Directors on October 18, 2024 in connection with the Kintara Merger.

(5)

Mr. Toth served as a director on the board of directors of Kintara prior to the consummation of the Kintara Merger and ceased serving on the board of directors in connection with the consummation of the Kintara Merger.

(6)

Ms. Johnson served as a director on the board of directors of Kintara prior to the consummation of the Kintara Merger and ceased serving on the board of directors in connection with the consummation of the Kintara Merger.

(7)

Ms. Favorito served as a director on the board of directors of Kintara prior to the consummation of the Kintara Merger and ceased serving on the board of directors in connection with the consummation of the Kintara Merger.

(8)	TuHURA did not make any stock option awards to its directors during the fiscal year ended December 31, 2024.

On November 26, 2024, the TuHURA Board of Directors approved of a Non-Employee Director Compensation Program, effective beginning January 1, 2025.

Each of TuHURA’s non-employee directors as of December 31, 2024 held the following outstanding options:

Name(1)	Shares Subject to Outstanding Options
James Manuso, Ph.D	27,106
Alan List, M.D.	27,106
George Ng	62,891

(1)

Does not include the number of shares subject to outstanding options held by Mr. Toth, Ms. Johnson or Ms. Favorito, each of whom who ceased serving on the TuHURA Board of Directors in connection with the consummation of the Kintara Merger.

TUHURA EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information regarding TuHURA’s equity compensation plans in effect as of December 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(3) (c)
Equity compensation plans approved by security holders	6,403,934	$5.11	4,596,066
Equity compensation plans not approved by security holders	—	$—	—
Total	6,403,934	$5.11	4,596,066

(1)

Includes the following plans: the Legacy Kintara Plan, the 2019 Plan and the 2024 Plan. Includes 6,345 options outstanding under the Legacy Kintara Plan, 3,269,825 options outstanding under the 2019 Plan, 3,127,648 options outstanding under the 2024 Plan and 114 RSUs outstanding under the 2024 Legacy Kintara Plan.

(2)	The weighted average exercise price is calculated based solely on outstanding stock options.
(3)

As of December 31, 2024, a total of 11,000,000 shares were reserved for issuance pursuant to the 2024 Plan. Following the Kintara Merger, we did not grant any awards under the 2019 Plan or the Legacy Kintara Plan, but all outstanding awards under such plans continue to be governed by their existing terms. The 2024 Plan has an evergreen provision that allows for an annual increase annually on the first day of each fiscal year, commencing with fiscal year 2025 and with a final increase on the first day of the 2034 fiscal year, by a number of shares of our common stock equal to the lesser of: (i) 5.0% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year or (ii) such other number of shares (which may be zero) as our board of directors may determine. The number of shares available for future issuance under the 2024 Plan increased by 2,116,187 as of January 1, 2025, due to the effect of this evergreen provision

CERTAIN TUHURA RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with TuHURA’s directors and executive officers, including those discussed in the section titled “TuHURA Executive Compensation,” in this joint proxy statement/prospectus, the following is a description of each transaction involving TuHURA since January 1, 2023 and each currently proposed transaction in which:

•	TuHURA has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of TuHURA’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of TuHURA’s directors, executive officers or holders of more than 5% of TuHURA’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Warrant Exercise Promissory Notes

On February 12, 2025, KP Biotech Group, LLC and CA Patel F&F Investments, LLC (the “Makers”), holders of more than 5% of TuHURA’s capital stock and holder of certain common stock purchase warrants (the “Common Stock Warrants”), made and issued to TuHURA secured promissory notes (the “Warrant Exercise Promissory Notes”) in the aggregate principal amount of $1,301,445.12 per note as payment of the exercise price of a 447,232 Warrants held by each Maker. TuHURA issued to each Maker 447,232 shares of its common stock in connection with the Warrant Exercise Promissory Notes.

The Warrant Exercise Promissory Notes bear interest at a rate of 12% per annum, simple interest, and all interest and principal under the Warrant Exercise Promissory Notes are due and payable on or before May 30, 2025 (the “Maturity Date”). The Warrant Exercise Promissory Notes are secured by the shares of TuHURA Common Stock issuable upon the exercise of the Common Stock Warrants (the “Warrant Shares”). In the event that a Warrant Exercise Promissory Note is not paid in full by the Maturity Date, the interest rate on the Warrant Exercise Promissory Notes increases to 18% per annum. The Warrant Exercise Promissory Notes provide for customary events of default (each as defined in the Warrant Exercise Promissory Notes, an “Event of Default”), including, among other things, the event of nonpayment of principal, interest, fees or other amounts, failure to perform or observe covenants within a specified cure period, and the occurrence of a bankruptcy, insolvency or similar event affecting the respective Maker. The Warrant Exercise Promissory Notes shall become due and immediately payable upon an Event of Default, unless otherwise waived by TuHURA. Upon an Event of Default, TuHURA may foreclose on the Warrant Shares and/or proceed against the Maker.

Consulting Agreements

On July 1, 2021, in connection with Dr. Bianco becoming CEO, Dr. Michael Lawman and Dr. Patricia Lawman ceased to be employees and officers of TuHURA and an entity (the “Consultant”) that they own became a consultant and entered into a consulting agreement, as amended by that certain amendment dated February 14, 2022, with TuHURA for a period beginning July 1, 2021 through December 31, 2023, unless earlier terminated. Dr. Patricia Lawman and Dr. Michael Lawman served as directors of TuHURA during its fiscal years ended December 31, 2022 and 2023. Through this consulting agreement, TuHURA paid to the Consultant an annual fee of $533,000 and Dr. Michael Lawman and Dr. Patricia Lawman provided services as consultants to TuHURA. During the term of the consulting agreement, the Consultant was reimbursed for all reasonable and necessary business expenses that Consultant incurred while performing the services, including reimbursement related to continued coverage under the Consolidated Omnibus Budget Reconciliation Act. TuHURA reimbursed a total of $21,747 and $14,720 for COBRA costs in 2023 and 2022, respectively. Additionally, Consultant was granted stock options in the same amount and on the same terms as executive officers of TuHURA were granted stock options during the term of the agreement. In April 2023, Dr. Michael Lawman was granted options to purchase 42,936 shares of Legacy TuHURA common stock (as adjusted by the exchange ratio in the Kintara Merger) and Dr. Patricia Lawman was granted options to purchase 52,418 shares of Legacy TuHURA common stock (as adjusted by the exchange ratio in the Kintara Merger). This consulting agreement expired on December 31, 2023 pursuant to its contractual term. On November 12, 2024, each of Dr. Patricia Lawman and Dr. Michael Lawman were granted 138,325 options to purchase shares of TuHURA Common Stock as final compensation under the consulting agreement.

On March 18, 2024, TuHURA entered into a consulting agreement with Dr. Patricia Lawman in her individual capacity, for consulting services related to clinical strategy, technical consulting and other support systems related to TuHURA’s IFx-2.0 and IFx-3.0 clinical products. Through this consulting agreement, TuHURA pays Dr. Patricia Lawman $500 per hour for such services, with a total monthly fee not to exceed $25,000. This consulting agreement with Dr. Patricia Lawman terminates on April 1, 2025 unless otherwise extended by the parties.

Notes Receivable

On June 13, 2022, Dr. James Bianco, the President, Chief Executive Officer and a director of TuHURA executed and delivered to TuHURA a note in the principal amount $100,000 to evidence loans made to him by the company. These notes carried an interest rate of 3.0% per annum simple interest and were to be due and payable at the earlier of March 31, 2023 or the date of a Qualified Termination (as defined in the note), provided that if a Milestone Event (as defined in the note) occurs before the maturity date, then the principal and interest under the note will be waived and forgiven. In May 2023, TuHURA entered into a payoff letter with Dr. Bianco, pursuant to which all outstanding principal and interest under the note was offset and deducted from Dr. Bianco’s cash bonus earned for fiscal year 2022 and the note was deemed forgiven.

Acquisition of Certain Assets of TuHURA Biopharma, Inc.

On January 26, 2023, TuHURA (f/k/a Morphogenesis, Inc.) acquired certain assets of TuHURA Biopharma, Inc., for $1.2 million in cash and 4.1 million shares of private TuHURA common stock (after giving effect to the exchange ratio in the Kintara Merger) pursuant to that certain Asset Purchase Agreement by and between TuHURA BioPharma, Inc. and TuHURA, dated January 26, 2023. Dr. Bianco, President, Chief Executive Officer, and a director of TuHURA, was also the Chief Executive Officer and majority shareholder of TuHURA Biopharma, Inc. at the time of the acquisition of certain of its assets by TuHURA.

TuHURA Note Financing

On April 2, 2024, K&V Investment One, LLC (“K&V Investment”), a holder of more than 5% of the fully diluted capital stock of TuHURA, participated in the TuHURA Note Financing and executed and delivered to TuHURA a subscription agreement, for $10.0 million in TuHURA convertible notes (the “K&V Investment Note”).

In connection with the closing of the TuHURA-Kintara Merger, the K&V Investment Note converted into 3,157,059 shares of Legacy TuHURA common stock (as adjusted by the exchange ratio in the Kintara Merger), subject to the terms therein. K&V Investment’s subscription agreement provided for the initial funding of $500,000 on April 2, 2024, with the remaining $9.5 million funded in August 2024. In addition, and in connection with the TuHURA Note Financing, TuHURA issued a warrant to K&V Investment to purchase 1,315,441 shares of Legacy TuHURA common stock (as adjusted by the exchange ratio in the Kintara Merger).

TuHURA Series A Warrant Extension

Dr. Kiran Patel, a former director of TuHURA that resigned in connection with the closing of the Kintara Merger accepted a six month extension to the expiration date of certain warrants to purchase common stock of TuHURA held by Dr. Patel (the “Series A Warrants”). In connection therewith, Dr. Patel entered into a TuHURA Warrant Amendment Agreement, effective August 9 2024, to extend the expiration date of the Series A Warrants for a period of six (6) months to February 12, 2025. Dr. Patel holds in the aggregate 94,611 Series A Warrants to purchase TuHURA Common Stock (as adjusted by the exchange ratio in the Kintara Merger).

CERTAIN BENEFICIAL OWNERS OF TUHURA COMMON STOCK

To TuHURA’s knowledge, the following table sets forth certain information regarding the beneficial ownership of TuHURA Common Stock as of March 31, 2025 (except as indicated below) by:

•	all persons known by TuHURA to own beneficially 5% or more of outstanding TuHURA Common Stock;

•	each member of the TuHURA Board of Directors;

•	each of the named executive officers of TuHURA; and

•	all members of the TuHURA Board of Directors and TuHURA’s executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by a footnote, and subject to community property laws where applicable, TuHURA believes based on the information provided to TuHURA that the persons and entities named in the table below have sole voting and investment power with respect to all shares of TuHURA Common Stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 42,680,397 shares of TuHURA Common Stock outstanding as of March 31, 2025. The number of shares beneficially owned includes shares of TuHURA Common Stock that each person has the right to acquire within 60 days of March 31, 2025, including upon the exercise of stock options, warrants and the settlement of restricted stock units. These stock options, warrants and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of TuHURA Common Stock owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of TuHURA Common Stock owned by any other person.

This table is based upon information supplied by TuHURA’s officers, directors as of the record date and the principal stockholders and Schedules 13D and 13G filed with the SEC (the dates of such filings are indicated in the footnotes).

Name of Beneficial Owner(1)	Common Stock Beneficially Owned[2]	%
Directors and Named Executive Officers
James Bianco(2)	2,792,575	6.3%
Dan Dearborn(3)	295,440	*
George Ng(4)	62,891	*
Alan List(5)	27,106	*
James Manuso(6)	27,106	*
Robert E. Hoffman(7)	5,354	*
Craig Tendler, M.D.(8)	—
All Officers and Directors as a group (7 Total)	3,210,472	7.4%

Greater than 5% Stockholders
Vijay Patel(9)	12,364,430	25.7%
CA Patel F&F Investments, LLC (10)	2,572,582	5.8%
KP Biotech Group, LLC(11)	2,572,582	5.8%
Samir Patel(12)	2,466,377	5.7%
Charles Theofilos, M.D. (13)	2,506,321	5.7%

*	Represents beneficial ownership of less than 1%.
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o TuHURA Biosciences, Inc., 10500 University Center Dr., Suite 110, Tampa, FL 33612.

(2)	Consists of (i) 2,323,307 shares of TuHURA Common Stock and (ii) 469,268 options to purchase TuHURA Common Stock held directly by Dr. Bianco exercisable within 60 days after March 31, 2025.
(3)	Consists of 295,440 options to purchase TuHURA Common Stock held directly by Mr. Dearborn exercisable within 60 days after March 31, 2025.
(4)	Consists of 62,891 options to purchase TuHURA Common Stock held directly by Mr. Ng exercisable within 60 days after March 31, 2025.
(5)	Consists of 27,106 options to purchase TuHURA Common Stock held directly by Dr. List exercisable within 60 days after March 31, 2025.
(6)	Consists of 27,106 options to purchase TuHURA Common Stock held directly by Dr. Manuso exercisable within 60 days after March 31, 2025.
(7)	Consists of (i) 1,823 shares of TuHURA Common Stock and (ii) 3,531 shares issuable upon the exercise of vested stock options within 60 days of March 31, 2025.
(8)	Dr. Tendler was appointed to the TuHURA Board of Directors effective March 10, 2023.
(9)

Consists of (i) 7,999,557 shares of TuHURA Common Stock held by K&V Investment One LLC (“K&V Investment” and (ii) 4,364,873 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by K&V Investment. Mr. Vijay Patel is the manager of K&V Investment and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Mr. Patel disclaims beneficial ownership of the shares held by K&V Investment except to the extent of his pecuniary interest therein.

(10)

Consists of (i) 2,125,332 shares of TuHURA Common Stock held directly by CA Patel F&F Investments, LLC (“CA Patel”) and (ii) 447,250 of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held directly by CA Patel. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by a majority comprised of two or more individuals of a three-member (or greater) board, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual person exercises voting or dispositive control over any of the securities held by CA Patel.

(11)

Consists of (i) 2,125,332 shares of TuHURA Common Stock held directly by KP Biotech Group, LLC (“KP Biotech”) and (ii) 447,250 of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held directly by KP Biotech. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by a majority comprised of two or more individuals of a three-member (or greater) board, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual person exercises voting or dispositive control over any of the securities held by KP Biotech.

(12)

Consists of (i) 1,735,715shares of TuHURA Common Stock held directly by Pranabio Investments, LLC (“Pranabio”), (ii) 694,882 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by Pranabio, and (iii) 35,780 shares of TuHURA Common Stock held directly by Garden Street House LLC (“Garden Street”). Mr. Samir Patel is the sole manager and member of Pranabio and Garden Street. Mr. Samir Patel disclaims beneficial ownership of the shares held by Pranabio and Garden Street except to the extent of his pecuniary interest therein.

(13)

Consists of (i) 473,559 shares of TuHURA Common Stock directly held by the Charles S. Theofilos, MD IRA, an IRA account for Dr. Theofilos’ benefit (the “Theofilos IRA”), (ii) 197,316 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by the Theofilos IRA, (iii) 1,506,586 shares of TuHURA Common Stock held directly by Charles S. Theofilos, MD and Kathryn N. Theofilos, as tenants by the entireties (the “Charles and Kathryn”), and (iv) 328,860 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by Charles and Kathryn.

INTERESTS OF TUHURA’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS

Other than with respect to continued service for, employment by and the right to continued indemnification by TuHURA, and the rights and obligations in the TuHURA Support Agreements (see “Certain Material Contracts”), as of the date of this joint proxy statement/prospectus, TuHURA directors and executive officers do not have interests in the Mergers that are different from, or in addition to, the interests of other TuHURA stockholders generally. The TuHURA Board of Directors was aware of and considered these factors, among other matters, in reaching its determination that the Mergers are in the best interests of TuHURA and approving and declaring advisable the Merger Agreement and the issuance of shares of TuHURA Common Stock in connection with the Mergers and recommending that TuHURA’s stockholders approve the Authorized Share Increase Proposal and Delaware Conversion Proposal. For more information, see “The Merger—Background of the Transactions” and “The Mergers—TuHURA’s Reasons for the Mergers and Recommendation of the TuHURA Board of Directors”.

Following the consummation of the Mergers, all five of the current members of the TuHURA Board of Directors are expected to continue as members of the TuHURA Board of Directors. James Manuso, Ph.D., Chair of the TuHURA Board of Directors, is expected to continue to serve as Chair of the TuHURA Board of Directors. In addition, TuHURA’s executive officers are expected to continue to serve as the executive officers of TuHURA following the consummation of the Mergers pursuant to the terms of their respective employment agreements.

INFORMATION ABOUT KINETA’S BUSINESS

Overview

On February 29, 2024, Kineta announced that it had completed a review of its business, including the status of its programs, resources and capabilities. Following this review, Kineta determined that it would implement a significant corporate restructuring to substantially reduce expenses and preserve cash. The restructuring included a reduction in its workforce by approximately 64% and a pause in the enrollment of new patients in its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123 in patients with advanced solid tumors. Patients then enrolled in the trial were permitted to continue to participate. Kineta made this decision, in part, because certain investors failed to fulfill their contractual obligation to fund and the second closing of the private placement for an aggregate purchase price of $22.5 million in connection with the Kineta-Yumanity Merger (the “Private Placement”) did not occur. Kineta initiated a process to explore a range of strategic alternatives to maximize shareholder value. Potential strategic alternatives that were evaluated included a sale of assets of Kineta, a sale of Kineta, licensing of assets, a merger, liquidation or other strategic action. The outcome of this process was the proposed transaction with TuHURA described in this joint proxy statement/prospectus. If the Mergers are not consummated, Kineta Board of Directors may decide to pursue a liquidation or obtain relief under the US Bankruptcy Code. In the event of such liquidation, bankruptcy case, or other wind-down event, holders of Kineta’s securities will likely suffer a total loss of their investment.

On August 19, 2024, the Company resumed enrollment of its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA 12123 and expects to complete enrollment of the Phase 1 study by end of the first quarter of 2025.

Kineta is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity and is focused on discovering and developing potentially differentiated immunotherapies that address the mechanisms of cancer immune resistance:

•	Immunosuppression;

•	Exhausted T cells; and

•	Poor tumor immunogenicity.

Kineta’s pipeline of potentially next-generation immunotherapies includes (i) KVA12123, a monoclonal antibody (“mAb”), immunotherapy targeting VISTA (V-domain Ig suppressor of T cell activation) and (ii) an anti-CD27 agonist mAb immunotherapy. These novel immunotherapies have the potential to address disease areas with unmet medical needs and significant commercial potential.

KVA12123 is a VISTA blocking immunotherapy in development as an intravenous infusion dosed every two weeks. Kineta dosed the first patient in a Phase 1/2 clinical trial of KVA12123 in the United States in April 2023. The ongoing Phase 1/2 clinical study is designed to evaluate KVA12123 as a monotherapy and in combination with the immune checkpoint inhibitor pembrolizumab in patients with advanced solid tumors. Monotherapy and combination therapy safety, pharmacokinetic and biomarker data were presented at the American Association for Cancer Research and at the Society for Immunotherapy of Cancer’s (SITC) annual meetings in April and November 2024, respectively. KVA12123 was designed to be a differentiated VISTA blocking immunotherapy to address the problem of immunosuppression in the tumor microenvironment (“TME”). It is a fully human engineered IgG1 monoclonal antibody that binds to VISTA through a unique epitope and across neutral and acidic pHs. KVA12123 may be an effective immunotherapy for many types of cancer, including non-small cell lung cancer (“NSCLC”), colorectal cancer (“CRC”), ovarian cancer (“OC”), renal cell carcinoma (“RCC”) and head and neck squamous cell carcinoma (“HNSCC”). These indications represent a significant unmet medical need with a large worldwide commercial opportunity for KVA12123.

Kineta was also developing an anti-CD27 agonist mAb immunotherapy to address the problem of exhausted T cells. The nominated lead candidate is a fully human mAb that demonstrates nanomolar (“nM”) binding affinity to CD27 in humans. In preclinical studies, Kineta’s lead anti-CD27 candidate demonstrated antitumor efficacy as a single agent and in combination with other immunotherapies in multiple solid and hematological preclinical tumor models. CD27 is a clinically validated target that may be an effective immunotherapy for advanced solid tumors including RCC, CRC and OC.

According to Market Data Forecast, the immuno-oncology market generated sales of approximately $111 billion in 2023 and is forecast to reach $201 billion in 2028. If Kineta successfully completes the clinical trial program for KVA12123 and if Kineta subsequently obtains regulatory approval for KVA12123, Kineta will focus on initial target indications in cancers with high VISTA expression. Initially the clinical development of KVA12123 will be as a second-line therapy in these indications. NSCLC, CRC and OC cancer therapy segments represent a forecasted $48 billion market opportunity in 2027 according to GlobalData.

Kineta is a leader in the field of innate immunity and is focused on developing potentially differentiated immunotherapies. Kineta has assembled an experienced management team, a seasoned research and clinical team, an immuno-oncology focused scientific advisory board, and a leading intellectual property position to advance its pipeline of potential novel immunotherapies for cancer patients.

Kineta’s Strategy

Kineta’s immediate strategy is to first complete the Mergers.

Kineta has initiated a process to explore a range of strategic alternatives to maximize shareholder value. The outcome of such process was the proposed transaction with TuHURA and the sale of Kineta’s assets described below. Subject to the satisfaction or waiver of the Closing conditions of the Mergers, including the approval of the Authorized Share Increase Proposal by TuHURA’s stockholders and the approval of the Merger Agreement Proposal by Kineta’s stockholders, the Mergers are expected to be completed in the second quarter of 2025. However, neither Kineta nor TuHURA can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion of the Mergers is subject to conditions and factors outside the control of both companies. If the Mergers are not consummated, the Kineta Board of Directors may decide to pursue a liquidation or obtain relief under the US Bankruptcy Code.

Kineta’s mission is to develop next-generation immunotherapies that transform patients’ lives. Kineta is focused on developing fully human antibodies that address the mechanisms of cancer immune resistance. Kineta is a leader in developing fully human antibody drugs directed against novel innate immune targets. Kineta’s focus on innate immunity differentiates it from other immuno-oncology companies that are primarily focused on adaptive immunity and T cell focused therapies.

The key element of Kineta’s strategy to achieve this mission is to advance the clinical development of Kineta’s lead product candidates. Kineta’s most advanced drug candidate, KVA12123, is a potentially differentiated VISTA blocking immunotherapy currently being tested in a Phase 1/2 clinical trial. Kineta’s IND application for KVA12123 was accepted by the U.S. Food and Drug Administration (the “FDA”) in November 2022. Kineta initiated a Phase 1 dose escalation study with KVA12123 as a monotherapy and in combination with pembrolizumab in patients with advanced solid tumors in the fourth quarter of 2022. Initial data from this clinical trial was first released in the fourth quarter of 2023 and consolidated in the second and fourth quarters of 2024.

Unmet medical needs for cancer patients

With improvements in screening and early diagnosis, cancer patient survival has increased considerably, since tumors that are detected and treated early with surgery, conventional chemotherapy or radiation therapy can often be cured. However, for patients who are diagnosed with more advanced or difficult to treat tumors, conventional therapies are often ineffective, and the chance of long-term survival is seriously reduced.

The discovery of novel immune checkpoint inhibitors (“CPIs”) targeting the B7/CD28 family of proteins, including programmed cell-death protein 1 (“PD1”), programmed death-ligand 1 (“PD-L1”) and cytotoxic T lymphocyte associated protein 4 (“CTLA4”) has completely revolutionized cancer treatment. These new immunotherapies provide hope for patients with advanced tumors to achieve long-term remission after treatment.

However promising the existing CPIs are in treating certain clinical indications, several key deficiencies of this approach have become apparent during clinical development and post-marketing use:

•

Complete response (“CR”) rates for most tumor types, either as a single agent or in combination with other drugs, are low and sometimes similar to conventional chemotherapy. CR is defined as the disappearance of all signs of cancer in response to treatment. There are very few instances where CR rates exceed 10%.

•

Most patients have no response or a partial response (“PR”). PR occurs when there is a decrease in the size of a tumor, or in the extent of cancer in the body, in response to treatment. Patients who have no response or PR do not achieve durable remission of disease. There are few or no options for subsequent immunotherapy treatment for these patients.

•	The FDA has only approved three CPI mechanisms (CTLA-4, PD(L)-1 and LAG-3), limiting combination therapy options.

•	CPIs are not labeled or show poor efficacy in the most frequent types of cancer, including breast cancer, prostate cancer, CRC, OC and pancreatic cancer.

Addressing the major challenges with current cancer therapy

There remains a significant unmet need to improve overall and long-term survival for cancer patients, especially those diagnosed with later stage cancers. New innovations and enhancements to the currently available therapies are urgently needed to address the treatment gaps.

Kineta is developing next-generation immunotherapies to address the major challenges with current cancer treatments. Kineta aims to improve outcomes for cancer patients by solving the major problems of cancer immune resistance.

Kineta’s development approach involves first exploring the main mechanisms of cancer resistance to existing therapies, including CPIs. Kineta focuses on the importance of the innate immune response to achieve a complete adaptive immune response. Kineta has identified that colder, less inflamed and more difficult to treat tumors have three characteristics that Kineta believes can be addressed by its pipeline. Figure 1 below represents the three major mechanisms of cancer immune resistance to therapies that Kineta’s pipeline is designed to address.

Figure 1. The major challenges with current cancer therapies

Immuno-suppression
Exhausted T cells
Poor tumor immunogenicity
Mechanisms of Cancer Immune Resistance
Blockade and down-regulation of immune response
T cells lose cancer fighting function
Tumor cells are invisible to immune system

Kineta’s Product Candidate Pipeline

Kineta is devoted to the discovery and development of fully human monoclonal antibodies that target novel innate immune regulators. Kineta is developing two novel innate immune-targeted therapies that may address advanced solid tumors:

•	KVA12123, an anti-VISTA antagonist (VISTA blocking) mAb immunotherapy to address tumor immunosuppression; and

•	Anti-CD27 agonist mAb immunotherapy to address exhausted T cells.

Figure 2. Kineta’s pipeline

KVA12123: VISTA blocking immunotherapy

KVA12123 is designed to be a differentiated VISTA blocking immunotherapy to address the problem of immunosuppression in the TME. KVA12123 is a VISTA blocking immunotherapy in development as an infusion dosed every two weeks. The drug is being evaluated in an ongoing Phase 1/2 clinical trial as a monotherapy and in combination with pembrolizumab in patients with advanced solid tumors. Through the combination of unique epitope binding and an optimized IgG1 Fc region, KVA12123 demonstrates strong monotherapy tumor growth inhibition in preclinical models without evidence of cytokine release syndrome (“CRS”) in clinical trial participants. KVA12123 also exhibits an excellent safety profile in all monotherapy cohorts and initial combination cohorts. KVA12123 has been shown to de-risk the VISTA target and provides a novel approach to address the problem of immunosuppression in the TME with a mechanism of action that is differentiated and complementary to T cell focused therapies. KVA12123 may be an effective immunotherapy for many types of cancer including high VISTA expressing cancers including NSCLC, CRC, OC, RCC and HNSCC.

VISTA (V-domain Ig suppressor of T cell activation) is a negative immune checkpoint that suppresses T cell function in a variety of solid tumors. High VISTA expression in tumor correlates with poor survival in cancer patients and has been associated with a lack of response to other immune checkpoint inhibitors. Blocking VISTA induces an efficient polyfunctional immune response to address immunosuppression and drives anti-tumor responses.

There is a strong clinical rationale for targeting VISTA with an antibody immunotherapy. The innate immune target VISTA is highly expressed in NSCLC, OC, colon cancer, melanoma, pancreatic cancer and gastric cancer and correlates with poor outcomes in cancer patients. VISTA is also up-regulated after CPI therapy (e.g., Keytruda®, pembrolizumab) and is associated with treatment failure (Figure 3).

Figure 3. VISTA expression is associated with poor overall survival and treatment failure with CPI

Sources: 1. Kuklinski et al. 2018; 2. Kakavand et al. 2017

Blocking VISTA drives an efficient polyfunctional immune response to turn cold tumors hot. VISTA is a novel immuno-oncology target due to its unique expression and activity. First, high VISTA expression on immunosuppressive myeloid cells (tumor associated macrophages and myeloid-derived suppressor cells (MDSCs)) is consistent across tumor types, making it a relevant target across multiple types of cancer. Re-programmed myeloid cells can drive tumor inflammation. VISTA-blockade decreases immune suppression and provides single agent tumor growth inhibition and also improves efficacy of T cell focused therapies like anti-PD(L)1 and anti-CTLA4.

Second, blocking VISTA induces activation of dendritic cells and natural killer (“NK”) cells and ultimately proliferation and infiltration of T cells into the tumor. The combination of myeloid, NK and T cell responses can reverse immunosuppression and drive anti-tumor activity. While many immuno-oncology targets address either T cell or myeloid functions, VISTA has the potential to regulate both.

KVA12123 has demonstrated activity on important innate and adaptive immune cells (Figure 4) present in the TME in preclinical assays (in vitro).

Figure 4. Blocking VISTA with KVA12123 activates both innate and adaptive immune cells

Additionally, KVA12123 drives an integrated innate and adaptive anti-tumor immune response in tumor models like MB49 bladder tumor (ex vivo).

Figure 5. Blocking VISTA with KVA12123 drives anti-tumor responses in MB49 model

In preclinical models, KVA12123 has been observed to show strong single agent tumor growth inhibition in poorly immunogenic “cold tumors” models and complementary tumor growth inhibition when dosed in combination with CPIs like PD-1 or CTLA-4 as shown in Figure 6 below. Studies in preclinical tumor models demonstrate the tumor growth inhibition of Kineta’s anti-VISTA antibody as a single agent in bladder cancer, T cell lymphoma and colon cancer models. In combination studies, Kineta’s anti-VISTA antibody acts synergistically in combination with anti-PD-1 therapy to inhibit tumor growth in preclinical colon cancer and bladder cancer models.

Figure 6. KVA12123 demonstrates single agent tumor growth inhibition and in combination with PD-1 in preclinical models

Combination therapy

Colon Carcinoma Model MC38*

hVISTA KI mice

Mean Tumor Volume

IgG Control
KVA12.2a
Anti-mPD1
KVA12.2a/Anti-mPD-1
Avg. Tumor Volume (mm³)
3000
2000
1000
0
0
10
20
30
40
Days post implantation

Tumor Growth Inhibition

Anti-VISTA: **35-42%**

Anti-PD1: **42-60%**

Combination: **68%**

Bladder Cancer Model MB49*

hVISTA KI mice

Mean Tumor Volume

Human IgG1
KVA12123
anti-mPD1
KVA12123/
anti-mPD1
Avg. Tumor Volume (mm³)
1500
1000
500
0
0
5
10
15
20
25
Days post implantation

Tumor Growth Inhibition

Anti-VISTA: **40%**

Anti-PD1: **67%**

Combination: **85%**

***Combination therapy studies used sub-optimal doses of each agent**

Source: Kineta data

Kineta has completed multiple, single and repeat-dose toxicology studies in non-human primates (“NHP”) with doses of KVA12123 up to 100 mg/kg (>100-fold safety margin over target human exposure). KVA12123 was observed to be well-tolerated in NHP toxicology studies with no mortality, no overt clinical signs or weight loss, no treatment-related findings and no change in CRS-associated cytokine levels (IL6 or TNFα). IL6 and TNFα are indicators of CRS.

KVA12123 Competitive Differentiation

The competitive landscape for VISTA blocking immunotherapies includes four primary companies (Kineta, Inc., Hummingbird Bioscience Pte. Ltd., PharmAbcine, Inc. and Sensei Biotherapeutics, Inc.) with assets in Phase 1 clinical development. Other discovery stage assets have been announced by Apexigen, Inc. and Five Prime Therapeutics (acquired by Amgen Inc.)/Bristol Myers Squibb Company (“BMS”). See Figure 7 below for more information on competitive products in development.

Kineta is developing a VISTA blocking immunotherapy that is designed to be differentiated from competitive products by the following:

•	Engineered IgG1 mAb that binds to a unique epitope

•	Binding at physiologic and acidic pH in the TME (See Figure 8)

•	Demonstrated single agent tumor growth inhibition as a monotherapy and in combination with PD-1 inhibitors (See Figure 6)

•	Well-tolerated with no CRS-associated cytokine release or neurotoxicity (See Figure 9)

Figure 7. KVA12123: Differentiated VISTA blocking immunotherapy

Other discovery stage programs: Apexigen and Five Prime Therapeutics/BMS. Empty cells indicate no public data available

Kineta believes that KVA12123 may be differentiated as the only antibody in its class with strong single-agent tumor growth inhibition in the absence of cytokine-mediate toxicity.

Figure 8. KVA12123 binds at physiologic and acidic pH

Source: Kineta data

Figure 9. KVA12123: No CRS-associated cytokine release seen in preclinical models in NHP toxicology and in human whole blood studies

Source: Kineta data

Clinical rationale for KVA12123

Kineta is developing KVA12123 in large clinical and commercial indications where existing CPIs perform poorly, there is a high unmet medical need and VISTA expression in the TME is high. Clinical applications for KVA12123 are primarily focused on solid tumors with high levels of VISTA expression. KVA12123 may be an effective immunotherapy for many types of cancer, including NSCLC, CRC, OC, RCC and HNSCC and other “cold” difficult-to-treat solid tumors. The lead commercial and clinical indications for KVA12123 are NSCLC, CRC and OC based on the following clinical rationale.

Non-small cell lung cancer (NSCLC)

NSCLC is the leading cause of cancer-related mortality in the United States with more than 200,000 newly diagnosed cases each year. NSCLC accounts for about 85% of all diagnosed cases, and about 70% of newly diagnosed NSCLC is already locally advanced or metastatic. For NSCLC that has spread regionally, five-year relative survival rates are 35%. For NSCLC that has spread to distant locations in the body at the time of diagnosis, five-year survival rates are only 7%. More than half of all newly diagnosed NSCLC patients die within one year.

Current treatment options for advanced NSCLC include chemotherapy with cytotoxic combinations (cisplatin and carboplatin plus paclitaxel, gemcitabine, docetaxel, vinorelbine, irinotecan, protein-bound paclitaxel or pemetrexed), EGFR (epidermal growth factor receptor) tyrosine kinase inhibitors, monoclonal antibodies, and anaplastic lymphoma kinase (“ALK”) inhibitors for ALK-rearranged tumors. Targeted therapies overall show modest increases in progression-free survival (“PFS”) and overall survival (“OS”) relative to chemotherapy alone. Only 1 to 2% of lung adenocarcinomas are BRAF V600E positive, 1% of NSCLC have a ROS1 rearrangement, less than 0.5% have an nRTK (non-receptor tyrosine kinase) fusion and less than 2% have an RET fusion, making most of these additional approved targeted therapies of no benefit to most patients.

Keytruda®, Tecentriq®, Imfinzi® and Libtayo®, all targeting PD-(L)1, have been approved for first-line treatment of advanced NSCLC in combination with chemotherapy. The combination of Opdivo® and Yervoy® has also been approved in first line advanced indications. However, CR rates in this setting are low (less than 5%) and median PFS is increased by only two to seven months over conventional chemotherapy alone. In advanced NSCLC that has progressed following initial treatment, PFS and objective responses are even lower. Imfinzi® is also approved as consolidation therapy following chemoradiation therapy, Tecentriq® and Opdivo® are approved in the adjuvant setting, and Opdivo® is approved in the neoadjuvant setting.

Taken together, the above analysis shows that there is a large population of NSCLC patients globally with advanced, refractory disease that could benefit from novel immunotherapy.

The microenvironment in NSCLC is dominated by immunosuppressive innate immune cells, especially neutrophils and macrophages, making this colder tumor a candidate for treatment with KVA12123. Kineta has conducted immuno-histochemical analysis of VISTA expression on immune cell populations in NSCLC and found high levels in several NSCLC histologies (Figure 10).

Figure 10. VISTA expression in NSCLC. (A) Normal lung tissue and (B) NSCLC lung cancer tissue stained for VISTA expression (brown)

Source: Kineta data

Colorectal cancer (CRC)

More than 150,000 patients in the U.S. each year are diagnosed with CRC, and more than 50,000 deaths are attributed to the disease. In advanced and metastatic CRC, five-year survival rates are only 14%. The mainstay of treatment for CRC that is detected early is surgical resection. However, patients diagnosed with locally or regionally advanced disease can benefit from adjuvant chemotherapy, in addition to surgical resection. About 22% of patients are initially diagnosed with advanced or metastatic disease. For these patients, and for patients with recurrent disease, chemotherapy and targeted therapy result in only very slight increases in PFS and OS. Radiation therapy has no proven benefit in CRC. Keytruda®, Yervoy® and Opdivo® are approved for the treatment of mismatch repair deficient or microsatellite unstable/microsatellite instability-high tumors, but this accounts for only 4% of CRC patients.

Like NSCLC, CRC is characterized by many VISTA positive innate immune cells and presents an excellent clinical indication for KVA12123 (Figure 11).

Figure 11. VISTA expression in CRC. (A) Normal colon tissue and (B) colorectal cancer tissue stained for

VISTA expression (brown)

Source: Kineta data

Ovarian cancer (OC)

A small number of mostly gynecological cancers express VISTA on tumor cells and on infiltrating immune cells. One example is OC, where tumor cells express high levels of VISTA (Figure 12). More than 60% of OC cases are diagnosed at an advanced stage of disease, and five-year survival rates for these patients are less than 50%. Platinum/taxane combination chemotherapy is widely used in this indication, with modest improvements in PFS and OS. OC represents a third potential clinical indication for KVA12123.

Figure 12. VISTA expression in ovarian cancer. (A) Normal ovarian tissue and (B) ovarian cancer tissue stained for VISTA expression (brown)

Source: Kineta data

VISTA-101 Clinical Trial (VISTA-101)

Kineta announced dosing of the first patient with KVA12123 as a monotherapy in the VISTA-101 trial in April 2023. The ongoing Phase 1/2 clinical study of KVA12123 has finished enrollment in the monotherapy cohorts and continues enrollment in the last combination cohorts with pembrolizumab.

VISTA-101 is a first-in-human (FIH), Phase 1/2, open-label, multicenter, dose escalation, and dose expansion study designed to evaluate the safety, tolerability, pharmacokinetics (“PK”), immunogenicity, and tumor response of the investigational drug KVA12123 as a monotherapy and in combination with pembrolizumab in adults with relapsed or refractory advanced solid tumors.

The study is being conducted in 4 parts: Parts A, B, C and D. Parts A and B focus on dose escalation. Parts A (single-agent KVA12123) and B (KVA12123 + pembrolizumab) comprise up to 6 and 4 dose escalation cohorts, respectively, each treating 1-6 participants, to characterize the safety, tolerability, pharmacodynamics (“PD”), PK and preliminary tumor responses of study interventions.

Parts C and D will focus on dose expansion. Parts C (single-agent KVA12123) and D (KVA12123 + pembrolizumab) will comprise up to 7 disease-specific dose expansion cohorts (2 for Part C and 5 for Part D), which will commence at the recommended Phase 2 dose (“RP2D”) to further characterize the safety, tolerability, PD, PK, and preliminary tumor response of KVA12123 as a monotherapy and in combination with pembrolizumab. Part C and Part D will enroll patients with specific tumor types including NSCLC, SCCHN, OC, CRC and RCC as determined in Parts A and B.

Figure 13. KVA12123 Phase 1/Phase 2 dose escalation study design

VISTA-101 study objectives

VISTA-101 study objectives are outlined below:

Primary objectives

•	Safety and tolerability

•	Recommended Phase 2 dose or maximum tolerated dose of KVA12123

Secondary objectives

•	Pharmacokinetics

•	Immunogenicity

•	Tumor response in subjects with advanced solid tumors per iRECIST (ORR)

Exploratory Objectives

•	Biomarker and receptor occupancy

Clinical sites

Kineta has engaged seven well-known research sites to conduct the Phase 1 arm of VISTA-101 across the United States only (Figure 14). Three additional sites will be added as the study advances to the Phase 2 dose expansion cohorts.

Figure 14. VISTA-101 clinical trial sites

Fred Hutch Cancer Center
Oregon Health and Science University
Yale Cancer Center
University of Michigan
Thomas Jefferson University SCRI
Sarah Cannon Research Institute (SCRI) at HealthONE
University of Pennsylvania
UCLA Hematology Oncology
Tennessee Oncology SCRI
Florida Cancer Specialists SCRI
Phase 1 & 2
Phase 2

Clinical collaboration with Merck

Kineta has entered into a clinical trial collaboration and supply agreement with Merck (known as MSD outside the U.S. and Canada). Under this collaboration, Kineta will evaluate the safety, tolerability, PK and anti-tumor activity of KVA12123, its novel anti-VISTA monoclonal antibody, alone and in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, in patients with advanced solid tumors.

Kineta is conducting a Phase 1/2 clinical study evaluating KVA12123 as a single agent and in combination with KEYTRUDA® in patients with advanced solid tumors. The objectives of the study are to evaluate the safety, tolerability, PK and anti-tumor responses of KVA12123 as a monotherapy and in combination with KEYTRUDA® with initial clinical data released in the fourth quarter of 2023 and consolidated in the second and fourth quarters of 2024. Kineta is responsible for conducting this study.

VISTA-101 Clinical Data

Kineta presented the last updated KVA12123 clinical data from VISTA-101 as a monotherapy and in combination KEYTRUDA® at the SITC 39th Annual Meeting in November 2024.

As of January 31, 2025, the Phase 1/2 VISTA-101 trial enrolled 24 patients with advanced solid tumors in the six monotherapy dose-escalation cohorts, where subjects received either 3, 10, 30, 100, 300 or 1000 mg of KVA12123 by intravenous infusion every two weeks, and 13 patients in the first three combination therapy cohorts, where subjects received 30, 100, and 300 mg of KVA12123 Q2W and 400 mg of pembrolizumab Q6W. Patients enrolled in VISTA-101 monotherapy arm ranged in gender, ethnicity and age (Figure 15). Patients were heavily pretreated with multiple prior lines of therapy including chemotherapy, radiation and immunotherapy.

Figure 15. VISTA-101 baseline patient characteristics

	PART A						PART B
Characteristic Statistic	3mg IV Q2W (N=2)	10mg IV Q2W (N=5)	30mg IV Q2W (N=4)	100mg IV Q2W (N=4)	300mg IV Q2W (N=6)	1000mg IV Q2W (N=3)	30mg IV Q2W + Pemb. (N=3)	100mg IV Q2W + Pemb. (N=6)	300mg IV Q2W + Pemb. (N=4)	Total N=37
Gender (n%)
Female	1 (50)	4 (80)	2 (50)	1 (25)	3 (50)	1 (33)	1 (33)	3 (50)	3 (75)	19 (48)
Male	1 (50)	1 (20)	2 (50)	3 (75)	3 (50)	2 (67)	2 (67)	3 (50)	1 (25)	18 (52)
Race (n %)
Black or African American	0 (0)	1 (20)	1 (25)	0 (0)	0 (0)	0 (0)	0 (0)	0 (0)	0 (0)	2 (5)
Other	0 (0)	2 (40)	0 (0)	0 (0)	2 (0)	0 (0)	0 (0)	2 (33)	3 (75)	9 (25)
White	2 (100)	2 (40)	3 (75)	4 (100)	4 (100)	3 (100)	3 (100)	4 (67)	1 (25)	26 (70)
Age (Years)
Mean	62.5	62.0	57.8	65.0	62.0	49.0	60.0	74.0	58.0	61.1
Median	62.5	64.0	56.5	64.0	66.0	50.0	61.0	76.5	60.5	62.5
Min, Max	62, 63	47, 72	53, 65	55, 77	47, 70	39, 58	49, 70	57, 87	50,62	39, 87
Baseline ECOG PS (n %)
Grade 0	0 (0)	2 (40)	0 (0)	1 (25)	1 (17)	0 (0)	2 (67)	0 (0)	2 (50)	8 (22)
Grade 1	2 (100)	3 (60)	4 (100)	3 (75)	5 (83)	3 (100)	1 (33)	6 (100)	2 (50)	29 (78)

	PART A						PART B
Characteristic Statistic	3mg IV Q2W (N=2)	10mg IV Q2W (N=5)	30mg IV Q2W (N=4)	100mg IV Q2W (N=4)	300mg IV Q2W (N=6)	1000mg lV Q2W (N=3)	30mg IV Q2W + Pemb. (N=3)	100mg IV Q2W + Pemb. (N=6)	300mg IV Q2W + Pemb. (N=4)	Total N=37
Cancer Type (n %)
Bladder	1 (50)	1 (20)	1 (25)	0 (0)	0 (0)	1 (33)	0 (0)	0 (0)	0 (0)	4 (11
Breast	0 (0)	0 (0)	0 (0)	0 (0)	1 (17)	0 (0)	0 (0)	0 (0)	0 (0)	1 (3)
Colon	0 (0)	1 (20)	0 (0)	1 (25)	3 (50)	2 (67)	0 (0)	0 (0)	0 (0)	7 (19)
Endometrial	0 (0)	0 (0)	0 (0)	0 (0)	1 (17)	0 (0)	0 (0)	0 (0)	0 (0)	1 (3)
Lung	0 (0)	1 (20)	1 (25)	0 (0)	0 (0)	0 (0)	1 (33)	1 (0)	0 (0)	4 (11)
Other	1 (50)	0 (0)	0 (0)	3 (75)	1 (17)	0 (0)	1 (33)	5 (100)	4 (100)	15 (40)
Pancreatic	0 (0)	1 (20)	2 (50)	0 (0)	0 (0)	0 (0)	0 (0)	0 (0)	0 (0)	3 (8)
Renal	0 (0)	1 (20)	0 (0)	0 (0)	0 (0)	0 (0)	1 (33)	0 (0)	0 (0)	2 (5)
TNM Stage at Initial (n %)
1	0 (0)	1 (20)	0 (0)	0 (0)	1 (17)	0 (0)	0 (0)	0 (0)	0 (0)	2 (5)
II	0 (0)	1 (20)	1 (25)	0 (0)	0 (0)	0 (0)	1 (33)	1 (17)	0 (0)	4 (11)
III	0 (0)	0 (0)	0 (0)	0 (0)	2 (33)	0 (0)	1 (33)	0 (0)	0 (0)	3 (8)
IV	1 (50)	3 (60)	2 (50)	2 (50)	2 (33)	3 (100)	1 (33)	4 (83)	0 (0)	18 (49)
Missing	1 (50)	0 (0)	1 (25)	2 (50)	1 (17)	0 (0)	0 (0)	1 (40)	4 (100)	10 (27)

Safety

Evaluating the safety and tolerability of KVA12123 is one of the primary objectives of VISTA-101. As of January 31, 2025, enrollment was completed in all six monotherapy cohorts with 24 patients dosed in six different dosing levels. KVA12123 was well tolerated at all doses and no dose limiting toxicities (“DLT”) were observed. All KVA12123 treatment emergent adverse events were grades 1-2.

Figure 16: VISTA-101 KVA12123 was well tolerated at all dose levels in the six monotherapy cohorts and the first two combination cohorts (30 and 100 mg KVA12123 + 400 mg pembrolizumab)

MedDRA Preferred Term	3mg N=2 (%)	10mg N=5 (%)	30mg N=4 (%)	100mg N=4 (%)	300mg N=6 (%)	1000mg N=3 (%)	30mg IV Q2W + Pemb. (N=3)	100mg IV Q2W + Pemb. (N=6)	All doses N=33 (%)
Total Subjects With Any Related TEAE	1 (50)	4 (80)	4 (100)	2 (50)	4 (67)	1 (33)	2 (67)	3 (50)	21 (64)
Chills	0 (0)	1 (20)	1 (25)	1 (25)	0 (0)	0 (0)	1 (33)	2 (33)	6 (18)
Fatigue	0 (0)	0 (0)	0 (0)	0 (0)	2 (33)	0 (0)	1 (33)	3 (50)	6 (18)
Infusion related reaction	0 (0)	2 (40)	2 (50)	0 (0)	0 (0)	0 (0)	0 (0)	0 (0)	4 (12)
Nausea	0 (0)	0 (0)	0 (0)	1 (25)	1 (17)	0 (0)	0 (0)	1 (17)	3 (9)
Constipation	1 (50)	0 (0)	0 (0)	1 (25)	1 (17)	0 (0)	0 (0)	0 (0)	3 (9)
Diarrhoea	0 (0)	1 (20)	0 (0)	0 (0)	1 (17)	0 (0)	0 (0)	1 (17)	3 (9)
Blood bilirubin increased	0 (0)	0 (0)	1 (25)	0 (0)	0 (0)	0 (0)	1 (33)	0 (0)	2 (6)
Myalgia	1 (50)	0 (0)	1 (25)	0(0)	0 (0)	0 (0)	0 (0)	0 (0)	2 (6)
Pyrexia	0 (0)	0 (0)	1 (25)	0(0)	1 (17)	0 (0)	0 (0)	0 (0)	2 (6)

Cohort B3 (300 mg KVA12123 IV Q2W + pembrolizumab 600mg Q6W) has enrolled 4 patients. These patients are still under assessment until the end of the DLT period and are not reflected in the table above.

Furthermore, no evidence of CRS or associated cytokines including IL-6, TNFα & IL-10 were detected.

Figure 17. VISTA-101 No CRS-related cytokine induction observed

Pharmacokinetics (PK) and Receptor Occupancy (RO)

PK is the study of how the body interacts with KVA12123 for the entire duration of exposure after administration. KVA12123 exhibited a greater than dose-proportional pharmacokinetic profile in drug exposure across all doses, consistent with target-mediated drug disposition at lower doses and target saturation at higher doses.

Figure 18. VISTA-101 KVA12123 Pharmacokinetics

30 mg
10 mg
3 mg
100mg
300mg
1000mg
1000000
100000
10000
1000
100
10
KVA121123 (ng/mL)
0
48
96
144
192
240
288
336
Time Post-Start of Infusion (hr)

To guide the recommended phase 2 dose decision, Kineta developed a proprietary assay to evaluate VISTA receptor occupancy (“RO”) on immune cells from patients treated with KVA12123. This is an important metric for evaluating how well KVA12123 is blocking the VISTA target. KVA12123 achieved a greater than 90% VISTA RO at the 30 mg dose and a complete saturation of the target between two-dose interval was achieved at 1000 mg, indicating that KVA12123 RP2D or optimal clinical dose should be between 300 and 1000mg.

Figure 19. VISTA-101 KVA12123 VISTA receptor occupancy

Biomarkers

In drug development and clinical trials, biomarkers may be useful to identify patient populations for a study, monitor therapeutic response and identify side effects. KVA12123 demonstrated dose-proportional on-target biomarker immune responses involved in anti-tumor activity. KVA12123 demonstrated significant efficacy-related, dose-dependent cytokine induction of CXCL10, IFNg, CCL2 (MCP1), CCL3 (MIP1α), CCL4 (MIP1b) and CXCL8 (IL8), which are involved in immune cell activation and recruitment to the TME (Figure 19). Additionally, increases in anti-tumor immune cell subpopulations including nonclassical monocytes with an activated phenotype (increased of cell surface expression of HLA-DR and CD80), NK cells, CD4+ T cells and CD8+ T cells were observed during treatment (Figure 20).

Figure 20. VISTA-101 KVA12123 pro-inflammatory biomarkers

CXCL10 (IP10)
IFNγ
CCL2 (MCP1)
CCL3 (MIP1α)
CCL4 (MIP1β)
CXCL8 (IL-8)
C max (pg/mL)
Pre
3
10
30
100
Dose (mg)

Figure 21. VISTA-101 KVA12123 immune cell responses

Non-classical monocytes
Max fold change from predose
1
2
3
4
Pre
3
10
30
100
Dose (mg)
NK cells
Max fold change from predose
1
2
3
4
Pre
3
10
30
100
Dose (mg)
HLA-DR expression on non-classical monocytes
Max fold change from predose
1.0
1.5
2.0
2.5
3.0
Pre
3
10
30
100
Dose (mg)
CD4+ T cells
Max fold change from predose
1
2
3
Pre
3
10
30
100
Dose (mg)
CD8+ T cells
Max fold change from predose
1.0
1.5
2.0
Pre
3
10
30
100
Dose (mg)
CD80 expression on non-classical monocytes
Max fold change from predose
1.0
1.5
2.0
Pre
3
10
30
100
Dose (mg)

KVA12123 demonstrated induction of pro-inflammatory myeloid derived cytokines/chemokines involved in immune cell activation and recruitment in the TME. Changes in these key biomarkers and immune cell populations are indicative of the anti-tumor effects of blocking VISTA that is consistent with data from preclinical models (NHP and KO mice). These data validate their use as potential biomarker of VISTA target engagement with KVA12123.

VISTA-101 Initial Monotherapy Data Summary

Safety

•

Cleared all six KVA12123 monotherapy cohorts (3, 10, 30, 100, 300 and 1000 mg KVA12123) and completed enrollment of first three combination therapy cohort (30, 100 and 300 mg KVA12123 plus 400 mg pembrolizumab) with 37 patients dosed

•	Well tolerated and no DLT were observed

•	No evidence of CRS-associated cytokines (IL-6, TNFα and IL-10) were detected

Pharmacokinetics (PK) and Receptor Occupancy (RO)

•	KVA12123 administration achieved >90% VISTA RO at doses greater than or equal to 30 mg and a complete saturation of the target between two-dose interval was achieved at 1000 mg dose

•

PK analyses demonstrated a greater than dose-proportional increase in drug exposure across all evaluated doses, consistent with target-mediated drug disposition at lower doses and target saturation at higher doses

Biomarkers

•	Demonstrated efficacy-related cytokine secretion of CXCL10, IFNg, CCL2, CCL3, CCL4 and CXCL8

•	Significant changes in anti-tumor immune cell subpopulations were observed after treatment

Development timeline

In the ongoing VISTA-101 clinical trial, full enrollment has been achieved in the monotherapy arm as well as in the first three combination therapy cohorts. The last combination therapy cohort opened in February 2025. Updated monotherapy and combination therapy data was presented at SITC in November 2024. Consolidated monotherapy and combination therapy safety and efficacy data are anticipated in the second quarter of 2025. Kineta anticipates a meeting with the FDA at the end of Phase 1 and expects to initiate the Phase 2 arms of VISTA-101 in the second half of 2025.

Potentially Large Commercial Opportunity for KVA12123

Based on the strong clinical rationale and commercial opportunity, Kineta has identified NSCLC, SCCHN, OC, CRC and RCC as potential initial indications for KVA12123. Data from the Phase 1/2 clinical trial will more fully inform the indications to initially pursue for regulatory approval.

The projected new annual patients worldwide for each of these initial indications in 2027 totals 984,000 for NSCLC, 243,000 for SCCHN, 142,000 for OC, 1.2 million for CRC and 372,000 for RCC, based on reports from GlobalData. In total, these five initial indications represent an estimated 2.9 million annual new patient opportunity (Figure 21). Improving survival for CPI non-responders remains a critical unmet need that affects ~70% of cancer patients representing 2.0 million patients annually who could be an ideal candidate for treatment with KVA12123.

If Kineta successfully completes the clinical trial program for KVA12123 and if Kineta subsequently obtains regulatory approval for KVA12123, Kineta will focus on initial target indications in NSCLC, CRC and OC as potential commercial opportunities with significant unmet needs. Clinical development of KVA12123 will be initially as a second-line therapy in these indications. The projected therapeutic market size in 2027 for each of these initial indications totals $31.8 billion for NSCLC, $10.3 billion for CRC and $5.9 billion for OC, based on reports from GlobalData. In total, these three initial cancer indications represent an estimated $48 billion market opportunity for KVA12123.

Figure 22. Large commercial opportunity in initial indications in solid tumors for KVA12123

Source: GlobalData: Global Drug Forecast and Market Analysis to 2028 (1. NSCLC, 2. SCCHN, 3. OC 4. CRC and 5. RCC)

Anti-CD27 agonist mAb immunotherapy

Kineta was developing an anti-CD27 agonist mAb immunotherapy to address the problem of exhausted T cells in the TME. It has been recently demonstrated that it is very difficult to reverse T cell exhaustion. As an alternative approach, Kineta was developing an agonist antibody to a receptor (CD27) present on naïve T cells circulating outside the tumor. Anti-CD27 monoclonal antibodies activate and induce the maturation and migration of naïve T cells. CD27 activation also drives the diversification of the T cell repertoire, lowering the activation threshold of T cells against low affinity tumor antigens. Recent data also suggests that an agonist anti-

CD27 antibody can activate important innate immune cell populations like NK cells and inflammatory myeloid cells. These cells contribute to an effective anti-tumor response, especially in CPI-resistant patients.

Recent publications have also demonstrated that anti-CD27 agonist antibodies can drive tumor growth inhibition as a monotherapy and in combination with CPIs.

Figure 23. Activating CD27 demonstrates tumor growth inhibition as a monotherapy and in combination with CPIs

Source: 1. He et al. J. Immunol 2013 2. Turaj et al. Cancer Cell 20173. Buchan et al. Clin. Cancer Research 2018

Kineta has identified a lead candidate out of a diverse set of anti-CD27 agonist antibody sequences. The lead candidate is a fully human monoclonal antibody that has been observed to show nM binding affinity to CD27 in humans. Kineta plans to develop the drug as an intravenous infusion.

In in vitro studies, Kineta’s lead candidate antibodies demonstrate robust agonist activation of T cells and NK cells demonstrating the ability to potentiate new anti-tumor responses (Figure 23).

Figure 24. CD27 T cell and NK cell activation

Source: Kineta data

In preclinical tumor models, Kineta’s anti-CD27 agonist lead mAb has shown strong tumor growth inhibition as a monotherapy and in combination with other checkpoint inhibitors in preclinical tumor models.

Figure 25. Lead anti-CD27 agonist mAb demonstrates monotherapy and combination therapy growth inhibition in MC38 preclinical model

Source: Kineta data

Kineta was developing a novel anti-CD27 agonist mAb immunotherapy for advanced solid tumors including RCC, OC and CRC.

Strategic Partnerships

KVA12123

Kineta has entered into a clinical trial collaboration and supply agreement with Merck (known as MSD outside the U.S. and Canada). Under this collaboration, Kineta will evaluate the safety, tolerability, PK and anti-tumor activity of KVA12123, its novel anti-VISTA monoclonal antibody, as a monotherapy and in combination with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, in patients with advanced solid tumors.

Effective October 14, 2022, Kineta entered into a Clinical Trial Collaboration and Supply Agreement (the “CTCSA”) with MSD International Business GmbH (“Merck”) to evaluate KVA12123 as a monotherapy and in combination KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy, in patients with advanced solid tumors. Pursuant to the terms of the CTCSA, each party retains its intellectual property rights, but all joint clinical data and joint inventions shall be jointly owned by the parties. Each party shall bear its own costs related to manufacturing and supply of its compound, as well as be responsible for its own internal costs and expenses to support the clinical trial. During the term of the CTCSA and for a specified period thereafter, either party shall have the option to propose an amendment to the CTCSA or to negotiate a new agreement to conduct a subsequent study. The parties shall negotiate the terms of such amendment or new agreement in good faith.

Unless terminated earlier by either party, the CTCSA will continue in full force and effect until Kineta delivers Merck final versions of the study results memorandum and final report. Either party may terminate the

CTCSA upon an uncured material breach by the other party, for reasons related to patient safety, in the event of certain regulatory actions or if development of such party’s compound is discontinued for certain reasons. If the CTCSA is terminated, Kineta is obligated to return or destroy the unused supply of pembrolizumab to Merck.

In-License Agreements

License Agreement with GigaGen, Inc.-VISTA

In August 2020, Kineta entered into an Option and License Agreement with GigaGen, Inc. (“GigaGen”), which was amended in November 2020 and further amended in May 2023 and January 2025 (such agreement, as amended, the “VISTA Agreement”) to in-license certain intellectual property and antibodies for the VISTA/KVA12123 drug program. Pursuant to the terms of the VISTA Agreement, GigaGen granted Kineta an exclusive (even as to GigaGen) world-wide license, with the right to grant sublicenses to research, develop, make, have made, use, have used, offer for sale, sell, have sold, distribute, import, have imported, export and have exported and otherwise exploit the licensed antibodies and licensed products. License expenses for the VISTA Agreement were zero for the year ended December 31, 2024 and $250,000 for the year ended December 31, 2023.

Under the VISTA Agreement, GigaGen is eligible to receive approximately $20.3 million in development and regulatory milestone payments and up to $11.0 million in sales milestone payments. In addition, GigaGen is eligible to receive low single-digit royalty percentages based on net sales. Kineta is responsible (with input from GigaGen) for the preparation, filing, prosecution and maintenance of all patents and patent applications, and all associated costs.

The VISTA Agreement shall remain in effect on a licensed product-by-licensed product and country-by-country basis, until the expiration of the royalty term for a licensed product in a country, which, based on the expiration of the last-to-expire valid claim of the two current patent applications (without any patent term adjustment or extensions) would be February 2042 and March 2044, respectively. Kineta may terminate the VISTA Agreement with 30 days’ written notice to GigaGen. Either party has the right to terminate the VISTA Agreement upon a material breach of the other party that is not cured within 90 days after the breaching party receives written notice of such breach from the non-breaching party.

License Agreement with GigaGen, Inc.-CD27

In June 2021, Kineta entered into an Option and License Agreement with GigaGen, as amended in July 2022, December 2022, May 2023 and December 2023 (such agreement, as amended, the “CD27 Agreement”) to in-license certain intellectual property rights and antibodies for the CD27 drug program. Pursuant to the terms of the CD27 Agreement, GigaGen granted Kineta an exclusive (even as to GigaGen) world-wide license, with the right to grant sublicenses to research, develop, make, have made, use, have used, offer for sale, sell, have sold, distribute, import, have imported, export and have exported and otherwise exploit the licensed antibodies and licensed products. License expenses for the CD27 Agreement were $430,000 for the year ended December 31, 2024 and zero for the year ended December 31, 2023.

Kineta and GigaGen entered into the GigaGen Agreement, effective as of January 29, 2025, to terminate their existing CD27 Agreement. The termination is mutually agreed upon and is not due to any fault or breach by either party. GigaGen waived all accrued fees amounting to $180,000 and any future payments from Kineta. Kineta assigned all rights to its sole and joint inventions and patents related to the CD27 program back to GigaGen and transferred all related data and regulatory filings. Both parties released each other from any claims related to the CD27 Agreement and agreed to maintain confidentiality and cooperate in perfecting the transfer of intellectual property.

Out-License Agreements

The agreements described below (collectively, the “Partnered Programs”) were sold to HCRX pursuant to the HCRX Asset Purchase Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the HCRX Asset Purchase Agreement, Kineta sold to HCRX all of Kineta’s right, title and interest in and to the Partnered Programs, for a purchase price of $1.00 in cash and the right to receive 72.5% or 45%, as applicable, of any milestone or royalty payments payable to Kineta pursuant to the Partnered Programs for a period not to exceed six years.

Merck & Co., Inc.

In connection with the Merger, Kineta became the successor in interest to an exclusive license and research collaboration agreement with Merck & Co., Inc. to support research, development and commercialization of products for treatment of amyotrophic lateral sclerosis and frontotemporal lobar dementia (the “Merck Neuromuscular License Agreement”).

On June 29, 2023, Kineta achieved a development milestone which triggered a $5.0 million payment. Merck will continue to advance the research program for the ALS pipeline, one of the two pipeline programs licensed under the Merck Neuromuscular License Agreement. As a result, Kineta is eligible to receive up to an additional $255.0 million in development milestones and royalties on net sales. Following this milestone, Merck assumed sole responsibility for all future development and commercialization for the ALS program.

Genentech, Inc.

In connection with the Merger, Kineta became the successor in interest to an exclusive technology transfer and license agreement with Genentech, Inc. to support research, development and commercialization of a small molecule product with an undisclosed target (the “Genentech Small Molecule License Agreement”). Pursuant to the terms of the Genentech Small Molecule License Agreement, Genentech, Inc. provided notice of termination of agreement to Kineta on April 15, 2025. The termination will be effective thirty days from April 15, 2025.

FAIR Therapeutics, B.V.

In connection with the Merger, Kineta became the successor in interest to an exclusive license agreement with FAIR Therapeutics, B.V. to support research, development and commercialization of products for the treatment of cystic fibrosis (the “FAIR License Agreement”).

Merck, Genentech and Fair Therapeutics assumed sole responsibility for all future development and commercialization of the licensed products. These license agreements offer the potential for Kineta to receive up to ~$1.3 billion in potential milestone payments plus royalties on net sales for any products that make it to market. Kineta does not count potential revenues from these license agreements in Kineta’s financial forecasts, but they do offer the potential for significant non-dilutive capital.

Clinical Trial Services Agreement

In January 2023, Kineta entered into a Master Services Agreement with PPD Development L.P. (“PPD”) to provide services and support to Kineta in connection with the development and execution of a Phase 1/Phase 2 clinical trial in immuno-oncology (the “PPD Agreement”). Under the PPD Agreement, PPD will assist Kineta with, among other things, identifying clinical sites to participate in the Phase 1/Phase 2 trial of KVA12123 in treating advanced solid tumor cancer patients, identifying potential clinical sites, initiating and opening clinical sites and monitoring and validating research at each site involved in the trial. In addition, PPD will also provide support in preparing and developing interim safety data reports for review and analysis by the independent safety monitoring committee. Pursuant to the terms of the PPD Agreement, Kineta will pay PPD on periodic basis and will pay the pass-through costs associated with the conduct of the Phase 1 clinical trial.

The PPD Agreement expires five years from the effective date of the PPD Agreement unless extended by mutual consent of the parties. Either party may terminate the PPD Agreement or a project addendum upon 30 days’ prior written notice (and 120 days’ prior written notice for medical information contact center services) and may terminate immediately in the case of insolvency.

Drug Manufacturing Organizations Agreements

Master Development Services Agreement with Samsung Biologics Co., Ltd.

In July 2021, Kineta entered into a Master Development Services Agreement (the “Samsung Agreement”) with Samsung Biologics Co., Ltd. (“Samsung”) to perform biologics development and manufacturing and drug stability services for the VISTA program. Under the Samsung Agreement, Samsung will provide services pursuant to product-specific agreements, which specify the services to be provided, deliverables, payments due and timelines, in accordance with cGMP, where applicable. The services will be performed at Samsung’s facility and Samsung will maintain manufacturing documentation for the manufacturing process. Kineta will provide adequate materials for Samsung to carry out the services and will pay Samsung pre-negotiated fees for product-specific services related to VISTA.

The Samsung Agreement gives Kineta a worldwide, non-exclusive sublicensable, royalty-free license to any Samsung intellectual property or invention that is incorporated into the service deliverables to further develop, manufacture, make, use, sell, offer to sell, export and import certain clinical products. Pursuant to the terms of the Samsung Agreement, Kineta and Samsung will each continue to own their respective background intellectual property and any inventions derived from their respective intellectual property and confidential information.

The Samsung Agreement expires five years from the effective date of the Samsung Agreement and will automatically renew for successive two-year terms unless either party gives the other party written notice of termination at least six months prior to the end of the then-current Samsung Agreement term. Either party may terminate the Samsung Agreement or a product-specific agreement in the event of a material breach by the other party that is not cured within 30 days’ written notice or in the event of insolvency.

Intellectual Property

Kineta has established a broad intellectual property portfolio, including patent applications covering the composition of Kineta’s product candidates and related technology, and other inventions that are important to Kineta’s business. Kineta works with its outside patent counsel to employ various life-cycle management patent strategies, such as managing public disclosures prior to patent application filing, timing of filing the patent application, drafting clear claims language and filing follow-on patent applications for patents on new drug formulations and new indications (such as pediatrics or rare diseases), all of which optimize the value of the patent portfolio and can extend the product life cycle, giving Kineta an advantage for extended patent term and a broader scope of protection for novel technologies. Kineta seeks to maximizes patent term restoration and patent term adjustment opportunities. When appropriate, Kineta also takes advantage of the Patent Prosecution Highway (“PPH”), which is a framework that reduces duplication of effort of multiple patent offices. The PPH allows the patent office in a country of a second filing to take advantage of the work of the patent office in the country of first filing by allowing the country of a second filing to use the search results related to the allowed claims in the first country, accelerating the examination process, increasing the allowance rate of claims and reducing the number of office actions issued for an application.

As of January 31, 2025, Kineta’s patent portfolio as it pertains to its key product candidates included fourteen (14) national phase applications in the KVA-001 patent family related to VISTA. The countries are as follows: U.S., Australia, Brazil, Canada, China, Europe (European Patent Office (“EPO”)), Hong Kong, Israel, India, Japan, Korea, Mexico, Russia, and Singapore. Its estimated expiration date without any patent term adjustment or extension is 20 years from filing, i.e., February 18, 2042.

In addition to patents, Kineta may rely, in some circumstances, on trade secrets to protect its technology. Kineta seeks to protect its proprietary technology and processes, and obtain and maintain ownership of certain technologies, in part, by confidentiality and invention assignment agreements with its employees, consultants, scientific advisors and contractors. Kineta also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems.

Kineta’s patent strategy focuses on securing market exclusivity through a portfolio of patents and claim sets to ensure broad based protection for Kineta’s innovative technologies. Geographically, Kineta files patents in those countries that account for 90% of the revenue of the global pharmaceutical market as well as several additional markets due to their strategic importance, including the U.S., multiple EU countries, Japan, Korea, China, Hong Kong, India, Singapore, Switzerland (through the European Patent Organization), Russia, Canada and Mexico.

Kineta’s patent strategy includes filing for multiple claim sets that include both specific patent claims as well as broader based claims. This approach helps to protect the innovative science at Kineta and to protect its intellectual property. Kineta’s filing strategy includes filing for patent claims for (i) composition of matter, (ii) picture claims and sequences, (iii) product uses and indications, (iv) manufacturing and (v) pharmaceutical properties and characteristics.

The table below summarizes the high-level filing strategy of Kineta’s existing patent portfolio for its VISTA related assets:

VISTA patents (KVA12123)
Patent Family	KVA-001
Composition of matter	Y
Methods of Manufacturing	Y
Sequences/Structure	Y
Indications	Y
Specification on use (mono or combo)	Y
Binding characteristics	Y
Immune cell regulation	Y
Physiologic properties	Y
Discovery Candidates	To be added on a rolling basis

Kineta strives to protect the proprietary technologies that it believes are important to its business, including by seeking, maintaining and defending patent rights, whether developed internally or in conjunction with or in-licensed from third parties. Kineta also relies on trade secrets relating to its monoclonal antibodies, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain its proprietary position in the field of innate immunity and fully human antibodies.

As more fully described above, as of January 31, 2025, Kineta’s patent portfolio included 14 U.S. and foreign applications, which entered national phase in 2023.

Kineta also relies on trade secrets and careful monitoring of its proprietary information to protect aspects of its business that are not amenable to, or that Kineta does not consider appropriate for, patent protection.

Kineta’s success will depend significantly on its ability to:

•	Obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to its business;

•	Defend and enforce its patents;

•	Maintain its licenses to use intellectual property owned by third parties; and

•	Preserve the confidentiality of its trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties.

Although Kineta takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Kineta’s trade secrets or disclose its technology. Thus, Kineta may not be able to meaningfully protect its trade secrets.

In addition, a third party may hold intellectual property, including patent rights that are important or necessary to the development of Kineta’s products. It may be necessary for Kineta to use the patented or proprietary technology of third parties to commercialize its products, in which case Kineta would be required to obtain a license from these third parties on commercially reasonable terms, or Kineta’s business could be harmed, possibly materially. For example, certain of the methods for Kineta’s fully human antibodies are covered by patents held by third parties. Although Kineta has obtained exclusive licenses to these patents from these third parties on what Kineta believes are commercially reasonable terms, if Kineta were not able to obtain a license on similar technology, or were not able to obtain a license on commercially reasonable terms, its business could be harmed, possibly materially.

The patent positions of biopharmaceutical companies like Kineta are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, Kineta does not know whether any of its product candidates will be protectable or remain protected by enforceable patents.

Kineta cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that Kineta holds may be challenged, circumvented or invalidated by third parties.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Kineta cannot be certain of the priority of inventions covered by pending patent applications. Moreover, Kineta may have to participate in interference proceedings declared by the United States Patent and Trademark Office (“USPTO”) or a foreign patent office to determine priority of invention or in post-grant challenge proceedings, such as oppositions, that challenge priority of invention or other features of patentability. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to Kineta.

The term for individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in that country or the international filing date. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date.

The Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time the drug is under regulatory review while the patent is in force. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in the EU and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.

In the future, to the extent Kineta’s product candidates, including KVA12123, receive approval by the FDA or foreign regulatory authorities, Kineta expects to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors.

Manufacturing

Kineta does not maintain manufacturing facilities or personnel. Kineta currently relies, and expects to continue to rely, on third parties for the manufacture of its product candidates for preclinical testing, clinical study evaluation and for commercial manufacture if its product candidates receive regulatory approval.

Kineta established a manufacturing agreement with Samsung in July 2021 to provide end-to-end contract development and manufacturing services, including cell line development, manufacturing process development, clinical drug substance and drug product manufacturing, stability testing and IND filing support for KVA12123. Samsung has no commercial rights to KVA12123 or any other Kineta assets.

Commercialization

Kineta has not yet established a sales, marketing or product distribution infrastructure for its product candidates, which are still in preclinical or early clinical development. Kineta believes that it will be possible to access the United States oncology market through a focused, specialized sales force. Kineta has not yet developed a commercial strategy outside of the United States and will likely seek a strategic partner for these markets.

Subject to receiving marketing approvals, Kineta expects to commence commercialization activities by building a focused sales and marketing organization in the United States to sell its products. Kineta believes that such an organization will be able to address the community of oncologists who are the key specialists in treating cancer patients for which its product candidates are being developed.

Competition

Some of Kineta’s proposed products will face competition from approved therapeutics. Competition for Kineta’s pipeline products comes primarily from large, well-established pharmaceutical companies, who have greater financial resources and expertise in research and development, manufacturing, conducting clinical trials and marketing approved products. Mergers and acquisitions within the pharmaceutical and biotechnology industries may further concentrate competitors’ resources. Kineta is not only competing with these companies in terms of technology, but also in recruiting and retaining qualified scientists and management personnel, in establishing partnerships with clinical trial sites and in registering patients into clinical trials.

In addition to current standard of care for patients, clinical trials are being pursued by a number of parties in the field of immuno-oncology and in Kineta’s lead indications. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of Kineta’s product candidates for which it obtains marketing approval. Based on publicly available information, the following are some of the products being developed by competitors in indications overlapping with those of Kineta’s programs.

Oncology landscape

For the last 150 years, cancer treatment was dominated by surgery, chemotherapy, radiation therapy and hormonal therapy. Before 1997, all available chemotherapy drugs for cancer were generic in their mechanism of action, designed to either kill rapidly dividing cells or deprive them of essential growth factors. Since 1997 the field has witnessed an emergence of many targeted agents for cancer, including in 2011, the first CPI for cancer, ipilimumab or Yervoy®.

Immunotherapies are unique in cancer treatment in that they do not kill cancer cells directly, but rather enhance the endogenous immune response to tumors. By enhancing the immune response, it is now possible to obtain dramatic and long-lasting tumor regressions, even in patients with advanced or otherwise incurable cancers. There exist today four broad categories of marketed immunotherapies:

•	Cell-based therapies (e.g., CAR T cells);

•	Vaccines (e.g., BCG);

•	Oncolytic viruses (e.g., T-Vec); and

•	Immunomodulators (e.g., CPIs).

Immune checkpoint inhibitors (CPIs)

The most widely prescribed and effective group of treatments are the CPIs. Since 2011, ten CPIs have been approved in the United States, primarily for the treatment of advanced or metastatic solid tumors. CPIs that have been approved by the FDA only have a few different mechanisms of action. They either block the interaction of PD1 with its ligands (PD-L1 or -L2), or they block the interaction of CTLA4 with its ligands (CD80 or CD86), or they block the interaction of LAG-3 to its canonical MHC Class II ligand. Since PD1, CTLA4 and LAG-3 serve as breaks on the T-cell-driven immune response, antibodies that block these interactions enhance the activation of effector T cells. The first LAG-3 inhibitor was FDA approved only in combination with a PD1 inhibitor in March 2022.

Because there is such a large population of advanced cancer patients for whom there are few available treatments, the CPIs have become widely used, and this is reflected in the commercial success of the group. However, despite more than a decade of development, existing CPIs still address only two distinct mechanisms of action and are effective in only a fraction of treated patients.

Several key CPI deficiencies have become apparent from the clinical data:

•

CR rates for most tumor types, either as a single agent or in combination with other drugs, are low and sometimes similar to conventional chemotherapy. There are very few instances where CR rates exceed 10%.

•	Most patients have no response or PR and do not achieve durable remission of disease. There are few or no options for subsequent immunotherapy treatment of these patients.

•	Only a few CPI mechanisms are FDA approved, limiting combination therapy options.

•	CPIs are not labeled or show poor efficacy in the most frequent types of cancer, including breast cancer, NSCLC, prostate cancer and CRC.

Because the key to successful cancer treatment often involves the use of complex combination therapies, the immuno-oncology field urgently needs additional immunotherapies that do not increase the burden of drug related toxicity. Kineta is developing novel immunotherapies that address the mechanisms of cancer resistance where current therapies fail.

KVA12123 (VISTA) Competition

There are currently no approved VISTA blocking immunotherapies on the market. The competitive landscape includes four primary companies with assets in Phase 1 clinical development (Figure 25). Other discovery stage assets have been announced by Apexigen, Inc. and Five Prime Therapeutics (acquired by Amgen Inc.)/BMS.

Figure 26. VISTA competitive landscape

Other discovery stage programs: Apexigen and Five Prime Therapeutics/BMS.

Anti-CD27 Agonist mAb Immunotherapy Competition

The competitive landscape for anti-CD27 agonist immunotherapies is led by Merck & Co., Inc. and Celldex Therapeutics, Inc. Merck is developing an anti-CD27 agonist immunotherapy that is in Phase 2 clinical trials. Celldex Therapeutics, Inc. was developing a bi-specific antibody with PD-L1 for patients with OC that is in Phase 1 clinical trials, but was recently discontinued. Other discovery stage assets have been announced by Apogenix AG, Ligand Pharmaceuticals Incorporated, Shanghai Henlius Biotech, Avacta Life Sciences and Boston Immune Technologies and Therapeutics, Inc.

Government Regulation

Government authorities in the U.S., at the federal, state and local levels, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those Kineta is developing. A new drug must be approved by the FDA through the new drug application (“NDA”) process before it may be legally marketed in the U.S.

U.S. Drug Development Process

In the U.S., the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act (the “FDCA”), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Kineta.

The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in accordance with GLP regulations and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice (“GCP”) regulations to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA or a biologics license application (“BLA”);

•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current GMP (“cGMP”) requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of other studies required by the FDA, including immunogenicity, carcinogenicity, genotoxicity and stability studies;

•	FDA review and approval of the NDA or BLA to permit commercial marketing and sales of the product for particular indications for use in the U.S.; and

•

compliance with any post-approval requirements, including the potential requirement to implement a risk evaluation and mitigation strategy (“REMS”) and the potential requirement to conduct post-approval studies.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. They must be conducted under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND as well as any subsequent protocol amendments, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1: The product candidate is initially introduced into healthy human volunteers and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Sponsors sometimes designate their Phase 1 clinical trials as Phase 1a or Phase 1b. Phase 1b clinical trials are typically aimed at confirming dosing, pharmacokinetics and safety in larger number of patients. Some Phase 1b studies evaluate biomarkers or surrogate markers that may be associated with efficacy in patients with specific types of diseases.

•

Phase 2: This phase involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

•

Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population, generally at geographically dispersed clinical study sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

There are also requirements governing the reporting of ongoing clinical trials and completed trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion.

Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved.

Kineta may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from any future pandemic or public health crisis. For example, during the COVID-19 pandemic, the FDA issued a number of COVID-19 related guidance documents for manufacturers and clinical trial sponsors, many of which have expired or were withdrawn with the termination of the COVID-19 public health emergency declaration in May 2023, although some COVID-19 related guidance documents continue in effect. Depending on the severity and duration of any resurgence of COVID-19 and its variants, the FDA may issue additional guidance and policies that may materially impact Kineta’s business and clinical development timelines. The ultimate impact of the COVID-19 pandemic on Kineta’s business operations and clinical development plans will depend on future developments, including the severity and duration of any resurgence of COVID-19 and its variants. If new guidance and policies are promulgated by the FDA that require changes in Kineta’s clinical protocol or clinical development plans, Kineta’s anticipated timelines and regulatory approval may be delayed or materially impacted.

NDA Review and Approval Process

The results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA or BLA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA or BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs or BLAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA or BLA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA or BLA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA or BLA approval and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval including the requirement for a REMS to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing. The Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs or BLAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Expedited Development and Review Programs

Kineta plans to seek to accelerate regulatory approval in all major markets. The pathways outlined in Figure 26 below provide an overview of accelerated review and approval pathways with the FDA.

Kineta also plans to pursue “fast track” and “accelerated approval” for the KVA12123 and anti-CD27 mAb immunotherapy programs.

Figure 27. Accelerated Regulatory Approval by FDA

Fast Track

Fast track is a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need.
Fast Track

Breakthrough Therapy

A process designed to expedite the development and review of drugs which may demonstrate substantial improvement over available therapy.
Breakthrough Therapy

Accelerated Approval

These regulations allowed drugs for serious conditions that filled an unmet medical need to be approved based on a surrogate endpoint.
Accelerated Approval

Priority Review

A Priority Review designation means FDA's goal is to take action on an application within 6 months.
Priority Review

Fast track: A sponsor may seek approval of its product candidate under programs designed to accelerate the FDA’s review and approval of new drugs and biological products that meet certain criteria. The FDA has a fast-track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Unique to a fast track product, the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

Breakthrough therapy: A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If the FDA designates a breakthrough therapy, it may take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the therapy; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and considering alternative clinical trial designs when scientifically appropriate, which may result in smaller trials or more efficient trials that require less time to complete and may minimize the number of patients exposed to a potentially less efficacious treatment. The designation includes all of the fast-track program features, which means that the sponsor may file sections of the NDA or BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Accelerated approval: In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

Priority review: Any product submitted to the FDA for approval, including a product with a fast-track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to 10 months for review of new molecular entity NDAs or BLAs under its current PDUFA review goals. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Fast track designation, priority review and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Kineta may explore some of these opportunities for its product candidates as appropriate. Depending on other factors that impact clinical trial timelines and development, such as Kineta’s ability to identify and onboard clinical sites and rates of study participant enrollment and drop-out, Kineta may not realize all the benefits of these expedited or accelerated review programs.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. In addition, the FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Any drug products manufactured or distributed by Kineta or its partners pursuant to FDA approvals will be subject to pervasive and continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market and imposes requirements and restrictions on drug manufacturers, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities and promotional activities involving the internet.

Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds on post-approval clinical trials, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.

NDA and BLA Marketing Exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Under the FDCA, market exclusivity for biologics agents provides a 12-year period of market exclusivity within the U.S. for the first FDA approved compound.

Pediatric exclusivity is another type of marketing exclusivity available in the U.S. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity may offer a seven-year period of marketing exclusivity, except in certain circumstances.

U.S. Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which Kineta may seek regulatory approval. Sales in the U.S. will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which Kineta or its customers seek reimbursement for Kineta’s product candidates can be subject to challenge, reduction or denial by third-party payors.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the U.S. there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product Kineta develops may not be possible.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, Kineta may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider Kineta’s product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable Kineta to maintain price levels sufficient to realize an appropriate return on its investment in drug development.

U.S. Healthcare Reform

In the U.S., there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect the profitable sale of product candidates.

Among policy makers and payors in the U.S., there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “ACA”) was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things: (1) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; (2) created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected; (3) established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in certain government healthcare programs; (4) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; (5) expanded the eligibility criteria for Medicaid programs; (6) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; (7) created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% commencing January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (8) established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and (9) established a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drugs.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, in June 2021 the U.S. Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case on procedural grounds without specifically ruling on the constitutionality of the ACA. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period in 2021 for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. This executive order also instructs certain governmental agencies to review existing policies and rules that limit access to health insurance coverage through Medicaid or the ACA, among others. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and healthcare measures promulgated by the Biden administration will impact the ACA, Kineta’s business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on Kineta’s business.

Other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013 and will remain in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through the end of 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, in 2020, the U.S. Department of Health and Human Services (“HHS”) and the CMS issued various rules that are expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-

based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on Kineta’s business. Further, based on a recent executive order, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. Any reduction in reimbursement from Medicare or other government programs may result in a reduction in payments from private payors. The impact of legislative, executive and administrative actions of the Biden administration on Kineta and the pharmaceutical industry as a whole is unclear.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Kineta is unable to predict the future course of federal or state healthcare legislation in the U.S. directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Further, it is possible that additional governmental action will be taken in response to the COVID-19 pandemic. If Kineta or any third parties it may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Kineta or such third parties are not able to maintain regulatory compliance, Kineta’s products candidates may lose regulatory approval that may have been obtained and Kineta may not achieve or sustain profitability.

U.S. Healthcare Fraud and Abuse Laws and Compliance Requirements

Federal and state healthcare laws and regulations restrict business practices in the pharmaceutical industry. These laws include anti-kickback and false claims laws and regulations, data privacy and security and transparency laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, individuals or entities from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act and the Civil Monetary Penalties Statute.

The federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, prohibit, among other things, any individual or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government.

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) created additional federal civil and criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program. In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, imposes certain requirements relating to the privacy, security and transmission of protected health information on HIPAA covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates who conduct certain activities for or on their behalf involving protected health information on their behalf as well as their covered subcontractors.

The federal Physician Payments Sunshine Act requires applicable group purchasing organizations and applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to certain payments or other transfers of value made to covered recipients, including physicians licensed to practice in the U.S. (defined to include doctors of medicine and osteopathy, dentists, podiatrists, optometrists and licensed chiropractors), and teaching hospitals, in the previous year, including ownership and investment interests held by covered physicians and their immediate family members. Effective January 1, 2021, for data collected in 2021 and submitted to CMS in 2022, such reporting obligations with respect to covered recipients have been extended to include new provider types: physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants and certified nurse-midwives.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments or transfers of value that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure compliance with applicable healthcare laws and regulations can involve substantial costs. Violations of healthcare laws can result in significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other U.S. healthcare programs, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of operations.

Foreign Regulation

In order to market any product outside of the U.S., Kineta would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of Kineta’s products. Whether or not Kineta obtains FDA approval for a product, Kineta would need to obtain the necessary approvals by the comparable foreign regulatory authorities before Kineta can commence clinical trials or marketing of the product in foreign countries and jurisdictions.

Although many of the issues discussed above with respect to the U.S. apply similarly in the context of the EU, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries or jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

To market a medicinal product in the European Economic Area (“EEA”) (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), Kineta must obtain a Marketing Authorization (“MA”). There are two types of marketing authorizations:

•	the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European

Medicines Agency (“EMA”) and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced therapy products and medicinal products containing a new active substance indicated for the treatment of certain diseases, such as AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and

•

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and Marketing Exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric Investigation Plan

In the EEA, marketing authorization applications for new medicinal products not previously authorized must include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”) agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Clinical Trials

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization guidelines on GCPs. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the EU, it must appoint an entity within the EU to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation.

Clinical trials in the EU are regulated under European Council Directive 2001/20/EC (“Clinical Trials Directive”) on the implementation of GCP in the conduct of clinical trials of medicinal products for human use. In April 2014, Regulation EU No 536/2014 (“Clinical Trials Regulation”) was adopted to replace the Clinical Trials Directive. The Clinical Trials Regulation is intended to simplify the rules for clinical trial authorization and standards of performance. The implementation of the Clinical Trials Regulation depends on confirmation of full functionality of the Clinical Trials Information System through an independent audit, which commenced in September 2020. The system went live in January 2022. The new clinical trial portal and database will be maintained by the EMA in collaboration with the European Commission and the EU Member States. The Clinical Trials Directive requires the sponsor of an investigational medicinal product to obtain a clinical trial authorization (“CTA”), much like an IND in the U.S., from the national competent authority of an EU Member State in which the clinical trial is to be conducted. The CTA application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the Council Directive and corresponding national laws of the Member States and further detailed in applicable guidance, including the European Commission Communication 2010/C 82/01. A clinical trial may only be commenced after an ethics committee has given its approval. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and EU-wide regulatory requirements also apply.

Privacy and Data Protection Laws

Kineta is also subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU Member States and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, processing and security of personal information that identifies or may be used to identify an individual, such as names, contact information and sensitive personal data such as health data. These laws and regulations are subject to frequent revisions and differing interpretations and have generally become more stringent over time.

As of May 25, 2018, Regulation 2016/676, known as the General Data Protection Regulation (“GDPR”) replaced the Data Protection Directive with respect to the processing of personal data in the EU. The GDPR imposes many requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data and additional obligations when Kineta contracts third-party processors in connection with the processing of the personal data. The GDPR allows EU Member States to make additional laws and regulations further limiting the processing of genetic, biometric or health data. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU member states could subject Kineta to regulatory sanctions, delays in clinical trials, criminal prosecution and/or civil fines or penalties. Changes to the GDPR and applicable national data privacy laws, including with respect to how these laws should be applied in the context of clinical trials or other transactions from which Kineta may gain access to personal data, could increase Kineta’s compliance costs and exposure to potential liability.

Employees and Human Capital Resources

As of December 31, 2024, Kineta had four full-time employees, including one employee with a Ph.D. degree who is engaged in research and development activities. The other three employees are engaged in general and administrative activities. None of Kineta’s employees are represented by a labor union or covered by a collective bargaining agreement. Kineta considers its relationship with its employees to be good. In addition, Kineta also had one part-time research and development consultant engaged as a clinician and a medical monitor.

In February 2024, and in connection with Kineta’s decision to explore strategic alternatives, Kineta implemented a workforce reduction of Kineta’s workforce by seven full-time employees, or approximately 64% of Kineta’s then-current employee base. The workforce reduction included Kineta’s Chief Executive Officer, Shawn Iadonato, Ph.D., who will continue to serve on the Kineta Board of Directors, and Kineta’s General Counsel and Secretary, Pauline Kenny.

Kineta’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating Kineta’s existing and additional employees. Kineta is committed to diversity, equity and inclusion across all aspects of its organization, including in Kineta’s recruitment, advancement and development practices. Each year, Kineta reviews employee demographic information to evaluate its diversity efforts across all functions and levels of Kineta. Kineta conducts annual performance and development reviews for each of its employees to discuss the individual’s strengths and development opportunities, career development goals and performance goals. Kineta also regularly surveys employees to assess employee engagement and satisfaction. The principal purposes of Kineta’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity awards. Kineta values its employees and regularly benchmarks total rewards Kineta provides, such as short and long-term compensation, 401(k) contributions, health, welfare and quality of life benefits, paid time off and personal leave, against Kineta’s industry peers to ensure Kineta remains competitive and attractive to potential new hires.

Properties and Facilities

Kineta leased office and laboratory premises in Seattle, Washington pursuant to a lease agreement that commenced in April 2011 and expired on July 31, 2024. This lease was not extended and no other facility lease was entered into as Kineta’s employees work remotely. Kineta believes that its current remote operating plan is adequate for its current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of Kineta’s operations.

Legal Proceedings

On March 20, 2024, Kineta filed a complaint in the Court of Chancery of the State of Delaware against Growth & Value Development Inc. (“GVDI”), alleging breach of contract in connection with GVDI’s recent repudiation of its obligation to provide a substantial tranche of funding for Kineta as required under the Securities Purchase Agreement. The complaint provides that Kineta will seek specific performance of GVDI’s obligations under the Securities Purchase Agreement and damages equal to the amount of the unpaid funding and any damages resulting from GVDI’s breach.

On May 30, 2024, Kineta filed a complaint in the Court of Chancery of the State of Delaware against Myron Wolff, alleging breach of contract in connection with Myron Wolff’s recent repudiation of its obligation to provide a substantial tranche of funding for Kineta as required under the Securities Purchase Agreement. The complaint provides that Kineta will seek specific performance of Myron Wolff’s obligations under the Securities Purchase Agreement and damages equal to the amount of the unpaid funding and any damages resulting from Myron Wolff’s breach.

On March 28, 2025, Kineta entered into a settlement agreement and mutual general release with Wolff Family Office LLC to settle the complaint against Myron Wolff and received $2,500 from the Wolff Family Office LLC.

Except as disclosed in the preceding paragraphs, Kineta is currently not a party to any other material legal proceedings. From time to time, however, Kineta may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, Kineta currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on Kineta’s business. Regardless of the outcome, litigation can have an adverse impact on Kineta because of defense and settlement costs, diversion of management resources and other factors.

Corporate Information

Kineta was incorporated in Delaware on December 13, 2006 under the name Proteoguard, Inc. and subsequently changed Kineta’s name to Proteostasis Therapeutics, Inc. on September 17, 2007. On December 22, 2020, Kineta effected a reverse merger, pursuant to which a wholly-owned subsidiary of ours merged with and into Yumanity with Yumanity surviving as a wholly-owned subsidiary of ours. On December 22, 2020, Kineta changed Kineta’s name from “Proteostasis Therapeutics, Inc.” to “Yumanity Therapeutics, Inc.” On December 16, 2022, Kineta effected a reverse merger, pursuant to which a wholly-owned subsidiary of ours merged with and into Private Kineta with Private Kineta surviving as a wholly-owned subsidiary of ours. Private Kineta subsequently merged with and into Kineta Operating, LLC, with Kineta Operating, LLC being the surviving corporation. On December 16, 2022, Kineta changed Kineta’s name from “Yumanity Therapeutics, Inc.” to “Kineta, Inc.” Kineta’s principal executive offices are located at 7683 SE 27th Street, Suite 481, Mercer Island, Washington 98040. Kineta’s telephone number is (206) 378-0400. Kineta’s website address is https://kinetabio.com.

Available Information

Kineta’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, are available through the “Investors” portion of Kineta’s website at https://kinetabio.com free of charge as soon as reasonably practicable after Kineta electronically files such material with, or furnish it to, the SEC. Information on Kineta’s website is not part of, or incorporated by reference into, this joint proxy statement/prospectus or any other report Kineta files with, or furnish to, the SEC. In addition, Kineta’s filings with the SEC may be accessed through the SEC’s Electronic Data Gathering, Analysis and Retrieval system at http://www.sec.gov.

KINETA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Kineta’s financial condition and results of operations should be read together with Kineta’s consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding Kineta’s plans, objectives, expectations, intentions and projections. Kineta’s actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Kineta Risk Factors” section of this proxy statement/prospectus.

Overview

On February 29, 2024, Kineta announced that Kineta had completed a review of Kineta’s business, including the status of Kineta’s programs, resources and capabilities. Following this review, Kineta determined that it would implement a significant corporate restructuring to substantially reduce expenses and preserve cash. The restructuring included a reduction in Kineta’s workforce by approximately 64% and the termination of enrollment of new patients in Kineta’s ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123 in patients with advanced solid tumors. Patients currently enrolled in the trial will be permitted to continue to participate. Kineta had made this decision, in part, because certain investors have indicated they failed to fulfill their contractual obligation to consummate the Private Placement (as defined below).

On August 19, 2024, Kineta resumed enrollment of its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA 12123 and expect to complete enrollment of the Phase 1 study by end of the first quarter of 2025.

Due to the fact that Kineta is unable to consummate the Private Placement, management and the Kineta Board of Directors has determined that it was in the best interests of the stockholders to seek a strategic alternative so that Kineta could continue to operate. If the strategic process is unsuccessful, the Kineta Board of Directors may decide to pursue a liquidation or obtain relief under the US Bankruptcy Code.

Kineta cautions that trading in Kineta’s securities is highly speculative and poses substantial risks. Trading prices for Kineta’s securities may bear little or no relationship to the actual value realized, if any, by holders of Kineta’s securities. In the event of liquidation, bankruptcy or other wind-down event, holders of Kineta’s securities will likely suffer a total loss of their investment. Accordingly, Kineta urges extreme caution with respect to existing and future investments in its securities.

Kineta is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged Kineta’s expertise in innate immunity and are focused on discovering and developing potentially differentiated immunotherapies that address the mechanisms of cancer immune resistance:

•	Immunosuppression;

•	Exhausted T cells; and

•	Poor tumor immunogenicity

Kineta’s pipeline of next-generation immunotherapies includes (i) KVA12123, a monoclonal antibody (“mAb”) immunotherapy targeting VISTA (V-domain Ig suppressor of T cell activation) and (ii) an anti-CD27 agonist mAb immunotherapy. These novel immunotherapies have the potential to address disease areas with unmet medical needs and significant commercial potential.

KVA12123 is a VISTA blocking immunotherapy in development as an intravenous infusion dosed every two weeks. Kineta dosed the first patient in a Phase 1/2 clinical trial of KVA12123 in the United States in April 2023. The ongoing Phase 1/2 clinical study is designed to evaluate KVA12123 as a monotherapy and in combination with the immune checkpoint inhibitor pembrolizumab in patients with advanced solid tumors. Initial monotherapy safety, pharmacokinetic and biomarker data were presented at the Society for Immunotherapy of Cancer’s (SITC) annual meeting in November 2023. KVA12123 was designed to be a differentiated VISTA blocking immunotherapy to address the problem of immunosuppression in the TME. It is a fully human engineered IgG1 monoclonal antibody that binds to VISTA through a unique epitope and across neutral and acidic pHs. KVA12123 may be an effective immunotherapy for many types of cancer, including non-small cell lung cancer (“NSCLC”), colorectal cancer (“CRC”), ovarian cancer (“OC”), renal cell carcinoma (“RCC”) and head and neck squamous cell carcinoma (“HNSCC”). These indications represent a significant unmet medical need with a large worldwide commercial opportunity for KVA12123.

Kineta was also developing an anti-CD27 agonist mAb immunotherapy to address the problem of exhausted T cells. The nominated lead candidate is a fully human mAb that demonstrates nanomolar (“nM”) binding affinity to CD27 in humans. In preclinical studies, Kineta’s lead anti-CD27 candidate demonstrated antitumor efficacy as a single agent and in combination with other immunotherapies in multiple solid and hematological preclinical tumor models. CD27 is a clinically validated target that may be an effective immunotherapy for advanced solid tumors including RCC, CRC and OC. Kineta conducted preclinical studies to optimize its lead anti-CD27 agonist mAb clinical candidate and to evaluate it in combination with other checkpoint inhibitors.

According to Market Data Forecast, the immuno-oncology market generated sales of approximately $111 billion in 2023 and is forecast to reach $201 billion in 2028. If Kineta successfully completes the clinical trial program for KVA12123 and if Kineta subsequently obtains regulatory approval for KVA12123, Kineta will focus on initial target indications in NSCLC, CRC and OC. Initially, the clinical development of KVA12123 will be as a second-line therapy in these indications. These three cancer therapy segments represent a forecasted $48 billion market opportunity in 2027 according to GlobalData.

Kineta is a leader in the field of innate immunity and are focused on developing potentially differentiated immunotherapies. With KVA12123 in clinical development and the lead anti-CD27 agonist mAb in preclinical development, Kineta believes it is positioned to achieve multiple value-driving catalysts. Kineta has assembled an experienced management team, a seasoned research and clinical team, an immuno-oncology focused scientific advisory board, and a leading intellectual property position to advance Kineta’s pipeline of potential novel immunotherapies for cancer patients.

Since Kineta’s inception in 2007, Kineta has devoted substantially all of Kineta’s resources to raising capital, licensing certain technology and intellectual property rights, identifying and developing potential product candidates, conducting research and development activities, including preclinical studies and clinical trials, organizing and staffing operations and providing general and administrative support for these operations.

Kineta has no products approved for commercial sale and have not generated any revenue from product sales. To date, revenue has been generated from the out-licensing of certain rights to third parties, providing research services under licensing and collaboration agreements as well as revenue from government grants.

Kineta has never been profitable and have incurred operating losses in each period since inception. Kineta’s net losses were $17.1 million for the year ended December 31, 2024 and $14.1 million for the year ended December 31, 2023. As of December 31, 2024, Kineta had an accumulated deficit of $182.9 million.

Kineta expects to incur significant expenses and continued operating losses for at least the next several years as Kineta initiates and continues the clinical development of, and seek regulatory approval for, Kineta’s product candidates and add personnel necessary to advance Kineta’s pipeline of clinical-stage product candidates. In addition, operating as a publicly-traded company will involve the hiring of additional financial and other personnel, and the incurrence of substantial other costs associated with operating as a public company. Kineta expects that Kineta’s operating losses will fluctuate significantly from quarter to quarter and year to year due to timing of clinical development programs and efforts to achieve regulatory approval.

From inception to December 31, 2024, Kineta has raised cash from sales and issuances of common stock and borrowings under notes payable. As of December 31, 2024, Kineta had cash of $ 634,000, and there is substantial doubt about Kineta’s ability to continue as a going concern. For more information, see the risk factor entitled, “Kineta identified conditions and events that raise substantial doubt about its ability to continue as a going concern, Kineta needs substantial additional funding, and if Kineta is unable to raise capital when needed or on favorable terms, its business, financial condition, and results of operation could be materially and adversely affected.”

The Merger

On December 11, 2024, we entered into the Merger Agreement, by and among TuHURA, Merger Subs, and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta. Pursuant to the terms of the Merger Agreement, among other things and subject to the terms and conditions set forth therein, Merger Sub I will undergo the First Merger, with the Company being the surviving corporation of the First Merger, also known as the “Surviving Entity”; and immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will undergo the Second Merger and merge with and into Merger Sub II, with Merger Sub II being the “Surviving Company.” The Mergers are intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

For more information on the Mergers, please see “Risks Related to the Mergers.”

Clinical Trial Funding Agreement

Simultaneously with the execution with the Merger Agreement, Kineta and TuHURA entered into the CTF Agreement, pursuant to which TuHURA has agreed to loan up to $900,000 to Kineta solely for the purpose of funding certain research and development expenses, as set forth in the CTF Agreement. Pursuant to the terms of the CTF Agreement, Kineta granted a security interest to TuHURA in the assets, rights, including patents, patent rights, patent applications, product and development program assets, and other rights and assets, associated with, derived from, related to, or used in connection with the KVA12123 and the KVA12123 development program and clinical trial. Any amounts loaned to Kineta under the CTF Agreement shall be evidenced by a promissory note bearing interest at 5% simple interest per annum, payable on the earlier of (a) following the Closing, any date on which TuHURA demands payment by written notice to Kineta or (b) if the Merger Agreement is terminated, within ten (10) days following the date of such termination. No proceeds under the CTF Agreement may be used for any other purposes, including without limitation, paying any operating, transaction or other expenses of Kineta.

For more information on the CTF Agreement, please see “Certain Material Contracts—CTF Agreement.”

Political and Geopolitical Developments

Geopolitical developments, such as the Russian invasion of Ukraine, the conflict in Israel and the Gaza Strip or deterioration in the bilateral relationship between the United States and China, may impact government spending, international trade and market stability, and cause weaker macro-economic conditions. The impact of these developments, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets, which in turn could adversely impact Kineta’s operations and weaken Kineta’s financial results. Certain political developments may also lead to uncertainty to regulations and rules that may materially affect Kineta’s business.

Under the current U.S. administration, there is significant and increasing uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. On April 9, 2025, President Trump announced a pause to previously announced tariffs on most countries for 90 days. Countries subject to the pause on the tariffs are still to be subject to the baseline 10% tariff. Changes in laws or policies governing the terms of trade could have a material adverse effect on our business and financial results.

Nasdaq Compliance

Kineta Common Stock was suspended from trading on The Nasdaq Capital Market at the opening of business on September 19, 2024 and delisted from Nasdaq effective as of October 25, 2025. Since September 19, 2024, Kineta Common Stock has been trading on the OTC Pink Market under the symbol “KANT.”

Financial Operations Overview

Revenues

To date, Kineta has not generated any revenue from product sales and do not expect to generate any revenue from product sales in the near future. Kineta’s revenues have been primarily derived from Kineta’s collaboration, research and license agreements as well as grants awarded by government agencies.

Licensing Revenues

Kineta’s license agreements may include the transfer of intellectual property rights in the form of licenses, promises to provide research and development services and promises to participate on certain development committees with the collaboration party. The terms of such agreements include payment to Kineta of one or more of the following: nonrefundable upfront fees, payment for research and development services, development, regulatory and commercial milestone payments and sales-based milestones and royalties on net sales of licensed products.

Revenue associated with nonrefundable upfront license fees where the license fees and research and development activities cannot be accounted for as separate performance obligations is deferred and recognized as revenue over the expected period of performance based on a cost-based input method. Revenue from contingent development, regulatory and commercial milestones, when not deemed probable of significant reversal of cumulative revenue, is also recognized over the performance period based on a similar method. Where Kineta has no remaining performance obligations, revenue from such milestones is recognized when the accomplishment of the milestones is deemed probable.

Kineta expects that any revenue generated from its current collaboration, research and license agreements and any future collaboration partners will fluctuate from year to year as a result of the timing and number of milestones and other payments.

Collaboration Revenues

In connection with the Kineta-Yumanity Merger, Kineta became the successor in interest to an exclusive license and research collaboration agreement (the “Merck Neuromuscular License Agreement”) with Merck (known as MSD outside the United States and Canada) to support research, development and commercialization of products for treatment of neuromuscular diseases, including amyotrophic lateral sclerosis. Kineta recognizes revenue using the cost-to-cost method, which Kineta believe best depicts the transfer of control to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue is recognized as a percentage of actual cost incurred to the estimated costs to complete.

Operating Expenses

Research and Development Expenses

Research and development expenses represent costs incurred in connection with the discovery, research, preclinical and clinical development, and manufacture of Kineta’s product candidates. Kineta recognizes all research and development costs as they are incurred. Research and development expenses consist primarily of the following:

•	salaries, bonuses, benefits, stock-based compensation, research and consulting arrangements and other related costs for individuals involved in research and development activities;

•	external research and development expenses incurred under agreements with contract research organizations, investigative sites and other scientific development services;

•	costs incurred under agreements with contracted research and manufacturing organizations for developing and manufacturing materials for preclinical studies, clinical trials and laboratory supplies;

•	licensing agreements and associated costs;

•	costs related to compliance with regulatory requirements;

•	facilities and other allocated expenses for rent and insurance; and

•

other expenses incurred to advance research and development activities including manufacturing costs associated with production, scale up, testing and optimization of methods associated with the production of materials.

The largest component of Kineta’s operating expenses has historically been its investment in research and development activities. Kineta expects Kineta’s research and development expenses to increase in the future as Kineta advances Kineta’s product candidates into and through clinical trials and pursue regulatory approvals, which will require a significant investment in costs of clinical trials, regulatory support and contract manufacturing. In addition, Kineta continues to evaluate opportunities to acquire or in-license other product candidates and technologies, which may result in higher research and development expenses due to license fee and/or milestone payments, as well as added clinical development costs.

As Kineta is working on multiple research and development programs at any one time, Kineta tracks Kineta’s external expenses by the stage of program, clinical or preclinical. However, Kineta’s internal expenses, including unallocated costs, personnel costs and infrastructure costs, are not directly related to any one program and are deployed across multiple programs. As such, Kineta does not track internal expenses on a specific program basis.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. Kineta may never succeed in timely developing and achieving regulatory approval for Kineta’s product candidates. The probability of success of Kineta’s product candidates may be affected by numerous factors, including clinical data, competition, manufacturing capability and commercial viability. As a result, Kineta is unable to determine the duration and completion costs of Kineta’s development projects or when and to what extent Kineta will generate revenue from the commercialization and sale of any of Kineta’s future product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and noncash stock-based compensation for personnel in executive, finance and accounting, and other administrative functions, as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. Legal costs include general corporate legal fees and patent costs. Kineta expects to incur additional expenses as a result of pursuing strategic alternatives such as legal and professional services.

Other (Expense) Income

Interest Income

Interest income consists of interest earned on short-term money market accounts.

Interest Expense

Interest expense consists of interest charged on outstanding invoices and outstanding borrowings associated with debt arrangements primarily consisting of borrowings under several notes payable agreements.

Change in Fair Value Measurement of Rights from Private Placement

Change in fair value of other asset relates to the remeasurement of the rights from the Private Placement that Kineta determined was a derivative, which requires the asset to be accounted for at fair value. Until settlement, the rights from Private Placement is remeasured at fair value at each reporting period with the changes in fair value recorded in the statement of operations.

Change in Fair Value Measurement of Notes Payable

Change in fair value of notes payable relates to the remeasurement of the notes payable that Kineta elected to account for under the fair value option. Until settlement, these notes payable are remeasured at fair value at each reporting period with the changes in fair value recorded in the statement of operations.

Other (Expense) Income, Net

Other (expense) income, net consists of items that are of a non-recurring nature and primarily relate to items that are immaterial.

Net (Loss) Income Attributable to Noncontrolling Interest

Net (loss) income attributable to noncontrolling interest reflects investors’ share of net (loss) income in Kineta’s majority owned subsidiary.

Segment Reporting

Kineta operates as a single reportable segment, which is primarily engaged in the development of next-generation immunotherapies. Kineta has concluded that its President is the chief operating decision maker (“CODM”) for the year ended December 31, 2024 and its former CEO and President together were the CODM for the year ended December 31, 2023. The CODM reviews the Company’s performance and allocates resources on a consolidated basis.

Kineta did not generate revenue for the year ended December 31, 2024 and generated license and collaboration revenue from one customer located in the United States for the year ended December 31, 2023.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes Kineta’s results of operations for the periods presented:

	Years Ended December 31,
	2024	2023	Change
	(in thousands)
Revenues:
Licensing revenues	$—	$5,000	$(5,000)
Collaboration revenues	—	442	(442)

Total revenues	—	5,442	(5,442)
Operating expenses:
Research and development	5,387	9,023	(3,636)
General and administrative	8,145	12,142	(3,997)

Total operating expenses	13,532	21,165	(7,633)

Loss from operations	(13,532)	(15,723)	2,191
Other (expense) income:
Interest income	111	325	(214)
Interest expense	138	(337)	475
Change in fair value of rights from Private Placement	(3,832)	1,582	(5,414)
Change in fair value of measurement of notes payable	(9)	(22)	13
Other (expense) income, net	(13)	99	(112)

Total other (expense) income, net	(3,605)	1,647	(5,252)

Net loss	(17,137)	(14,076)	(3,061)
Net income (loss) attributable to noncontrolling interest	(5)	23	(28)

Net loss attributable to Kineta, Inc.	$(17,132)	$(14,099)	$(3,033)

Revenues

Licensing revenues were zero for the year ended December 31, 2024 and $5.0 million for the year ended December 31, 2023. The licensing revenues in 2023 were due to the achievement of a development milestone pursuant to the Merck Neuromuscular License Agreement. Under the Merck Neuromuscular License Agreement, Kineta is eligible to receive up to an additional $255.0 million in development milestones, sales milestones and royalties on net sales. Kineta is not able to estimate when it expects to earn its next $5.0 million development milestone under the Merck Neuromuscular License Agreement.

Collaboration revenues were zero for the year ended December 31, 2024 and $442,000 for the year ended December 31, 2023 as a result of research services provided under the Merck Neuromuscular License Agreement pursuant to which Kineta became a successor in interest in connection with the Kineta-Yumanity Merger. Upon completion of the Kineta-Yumanity Merger, Kineta had $442,000 in deferred revenue under the Merck Neuromuscular License Agreement and completed the project services during the year ended December 31, 2023. As of December 31, 2024 and 2023, Kineta had zero in deferred revenue under the Merck Neuromuscular License Agreement. Kineta does not expect to earn any revenue from this license in the forseeable future.

Research and Development Expenses

The following table summarizes Kineta’s research and development expenses by program and category for the periods presented:

	Years Ended December 31,
	2024	2023	Change
		(in thousands)
Direct external program expenses:
KVA12123 program	$3,788	$6,157	$(2,369)
ALS target program	—	307	(307)
CD27 program	430	279	151
KCP-506 program	37	39	(2)
Internal and unallocated expenses:
Personnel-related costs	920	1,636	(716)
Facilities and related costs	94	428	(334)
Other costs	118	177	(59)

Total research and development expenses	$5,387	$9,023	$(3,636)

Research and development expenses were $5.4 million for the year ended December 31, 2024 and $9.0 million for the year ended December 31, 2023 and decreased by $3.6 million, or 40%. The decrease in direct external program expenses of $2.5 million was primarily due to lower activities for KVA12123, Kineta’s lead product candidate, as Kineta had curtailed the clinical trial and suspended patient enrollment in the clinical trial from March to August 2024 due to failure to receive funding in April 2024 as expected. The decrease in Kineta’s internal and unallocated research and development expenses of $1.1 million was primarily due to lower personnel-related costs due to lower headcount and lower facilities allocations expense as Kineta transitioned to clinical trials in 2023 and ceased using its laboratory space.

General and Administrative Expenses

General and administrative expenses were $8.1 million for the year ended December 31, 2024 and $12.1 million for the year ended December 31, 2023 and decreased by $4.0 million, or 33%. This decrease was primarily due decreases in personnel costs of $3.8 million and other administrative expenses of $0.2 million. Personnel costs decreased primarily due to lower stock-based compensation of $2.3 million and lower salaries and benefits of $1.5 million due to lower headcount in 2024 as compared to 2023.

Other Income and expense, net

Interest Income

Interest income was $111,000 for the year ended December 31, 2024 and $325,000 for the year ended December 31, 2023 and decreased by $214,000. Interest income decreased due to lower balances in interest-bearing accounts in 2024.

Interest Expense

Interest expense was a credit of $138,000 for the year ended December 31, 2024 and $337,000 for the year ended December 31, 2023. Interest expense decreased primarily due to interest on outstanding vendor invoices not required to be paid that was previously accrued.

Change in Fair Value Measurement of Private Placement

Change in fair value of the Private Placement was a loss of $3.8 million for the year ended December 31, 2024 and a gain of $1.6 million for the year ended December 31, 2023. The second closing of the Private

Placement did not occur during 2024 and as a result, Kineta deemed the fair value of the rights from Private Placement to be zero as of December 31, 2024. These changes relate to the remeasurement of the rights from the Private Placement that Kineta determined was a derivative, which requires the asset to be accounted for at fair value. Kineta determined the rights from the Private Placement to be a derivative asset when Kineta added a minimum purchase price of $3.18 upon an amendment in 2023.

Going Concern and Capital Resources

Exploring Strategic Alternatives

Kineta requires substantial additional capital to sustain Kineta’s operations and pursue Kineta’s growth strategy, including the development of Kineta’s product candidates. Kineta is exploring strategic alternatives that may include, but are not limited to, sale of assets of Kineta, a sale of Kineta, licensing of assets, a merger, liquidation or other strategic action. If a strategic process is unsuccessful, the Kineta Board of Directors may decide to pursue a liquidation or obtain relief under the US Bankruptcy Code. These factors raise substantial doubt about Kineta’s ability to continue as a going concern.

Sources of Liquidity

Since Kineta’s inception through December 31, 2024, Kineta’s operations have been financed primarily by net cash proceeds from the sale and issuance of Kineta Common Stockand borrowings under notes payable. Kineta has also received upfront and milestone payments from Kineta’s license agreements. As of December 31, 2024, Kineta had $634,000 in cash and an accumulated deficit of $182.9 million. Kineta expects that Kineta’s research and development and general and administrative expenses will increase, and, as a result, anticipate that Kineta will continue to incur increasing losses for the foreseeable future. Therefore, Kineta will need to raise additional capital to fund Kineta’s operations, which may be through the issuance of additional equity or through borrowings.

In July 2024, Kineta received a $5.0 million exclusivity payment from TuHURA pursuant to the exclusivity and right of first offer agreement (the “Exclusivity Agreement”) and have entered into the Merger Agreement on December 11, 2024. In October 2024, TuHURA exercised its right to extend the Exclusivity Agreement and paid Kineta $300,000 in Exclusivity Payments. Under the CTF Agreement, Kineta received cash of $695,000 from TuHURA during the year ended December 31, 2024 to reimburse us for clinical trial expenses. Subsequent to December 31, 2024, Kineta has received cash of $852,000 from TuHURA to reimburse us for clinical trial expenses and received cash of $250,000 from TuHURA as a loan.

Subsequent to December 31, 2024, pursuant to a certain exclusivity agreement (“KCP506 Exclusivity Agreement”) dated January 8, 2025, by and between Kineta’s subsidiary, Kineta Chronic Pain and Pacira, Kineta received from Pacira a non-refundable and non-creditable exclusivity payment of $50,000 in cash. On February 4, 2025, Kineta Chronic Pain entered into an asset purchase agreement with Pacira pursuant to which Kineta Chronic Pain agreed to sell certain of its assets related to the development of KCP506, a product candidate for pain treatment. In return, Pacira agreed to pay a purchase price of $450,000 and assume limited liabilities associated with the KCP506 assets. Pacira also agreed to pay for all costs related to patent prosecution for registered intellectual property relating to KCP506 which were due February 1, 2025. The assets to be transferred include intellectual property rights, assumed contracts, permits, inventory, tangible personal property, business records, warranties, and deposits, while certain liabilities and assets, such as the assets related to KVA12123, are excluded. In February 2025, Kineta received $450,000 in cash pursuant to the asset purchase agreement.

Future Funding Requirements

Kineta’s revenues to date have been primarily derived from Kineta’s collaboration, research and license agreements as well as grants awarded by government agencies. We, however, have not generated any revenue from product sales, and do not know when, or if, Kineta will generate any revenue from product sales. Kineta does not expect to generate any revenue from product sales unless and until Kineta obtains regulatory approval of and commercialize any of Kineta’s product candidates. At the same time, Kineta expects Kineta’s expenses to increase in connection with Kineta’s ongoing development activities, particularly as Kineta continues the research, development and clinical trials of, and seeks regulatory approval for, Kineta’s product candidates. In addition, subject to obtaining regulatory approval of any of Kineta’s product candidates, Kineta anticipates that Kineta will need substantial additional funding in connection with Kineta’s continuing operations. Kineta plans to continue to fund Kineta’s operations and capital requirements through equity and/or debt financing, but there are no assurances that Kineta will be able to raise sufficient amounts of funding in the future on acceptable terms, or at all.

Kineta’s future funding requirements will depend on many factors, including:

•

the progress, timing, scope, results and costs of the clinical trials of VISTA and preclinical studies or clinical trials of other potential product candidates Kineta may choose to pursue in the future, including the ability to enroll patients in a timely manner for Kineta’s clinical trials;

•	the costs and timing of obtaining clinical and commercial supplies and validating the commercial manufacturing process for VISTA and any other product candidates Kineta may identify and develop;

•	the cost, timing and outcomes of regulatory approvals;

•	the timing and amount of any milestone, royalty or other payments Kineta is required to make pursuant to current or any future collaboration or license agreements;

•	costs of acquiring or in-licensing other product candidates and technologies;

•	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

•	the costs associated with attracting, hiring and retaining existing and additional qualified personnel as Kineta’s business grows;

•	efforts to enhance operational systems and hire additional personnel to satisfy Kineta’s obligations as a public company, including enhanced internal controls over financial reporting; and

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

As of December 31, 2024, Kineta had cash of $634,000, and there is substantial doubt about Kineta’s ability to continue as a going concern. Based on Kineta’s current operating plans, Kineta does not have sufficient cash and cash equivalents to fund Kineta’s operating expenses and capital expenditures for at least the next 12 months from the filing date of Kineta’s Annual Report on Form 10-K.

Kineta is exploring strategic alternatives that may include, but are not limited to, sale of assets of Kineta, a sale of Kineta, licensing of assets, a merger, liquidation or other strategic action.

Kineta may seek additional funds through equity or debt financings or through collaborations, licensing transactions or other sources that may be identified through Kineta’s strategic process. However, there can be no assurance that Kineta will be able to complete any such transactions on acceptable terms or otherwise. The failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on Kineta’s business, results of operations, and financial condition. These factors raise substantial doubt about Kineta’s ability to continue as a going concern.

Kineta does not currently have any commitments for future funding or additional capital other than the Private Placement. Because certain investors have failed to fulfill their contractual obligation to consummate the

Private Placement, Kineta has paused or significantly scaled back the development or commercialization of Kineta’s future product candidates or other research and development initiatives. If Kineta is unable to complete a strategic transaction or raise additional capital in sufficient amounts, Kineta will not be able to continue Kineta’s business and Kineta may need to file for bankruptcy protection.

Cash Flows

The following table summarizes Kineta’s cash flows for the periods indicated:

	Years Ended December 31,
	2024	2023
	(in thousands)
Net cash provided by (used in):
Operating activities	$(11,567)	$(16,209)
Investing activities	—	331
Financing activities	6,347	8,468

Net change in cash and cash equivalents	$(5,220)	$(7,410)

Operating Activities

Cash used in operating activities for the year ended December 31, 2024 was $11.6 million, consisting of a net loss of $17.1 million, partially offset by noncash charges of $6.0 million and a change in other net operating assets and liabilities of $452,000. The noncash charges primarily consisted of a $3.8 million change in fair value of rights from the Private Placement, $1.2 million in stock-based compensation and $472,000 noncash operating lease expense and $469,000 in common stock issued for services. The change in net operating assets and liabilities primarily resulted from an increase in accounts payable and accrued liabilities of $357,000 and a decrease in operating lease liability of $547,000.

Cash used in operating activities for the year ended December 31, 2023 was $16.2 million, consisting of a net loss of $14.1 million, a change in other net operating assets and liabilities of $5.3 million, partially offset by noncash charges of $3.1 million. The change in net operating assets and liabilities primarily resulted from a $4.3 million decrease in accounts payable and accrued expenses as we paid down Merger-related costs owed as of December 31, 2022, a $843,000 decrease in operating lease liability and a $442,000 decrease in deferred revenue due to completion of research and development services provided by Kineta related to the Merck Neuromuscular License Agreement with Merck to support research, development and commercialization of products for treatment of neuromuscular diseases, partially offset by a $338,000 decrease in prepaid expenses. The noncash charges primarily consisted of $3.9 million in stock-based compensation and $739,000 noncash operating lease expense, partially offset by a $1.6 million gain on change in fair value of rights from the Private Placement.

Investing Activities

Cash provided by investing activities was zero for the year ended December 31, 2024 and $331,000 for the year ended December 31, 2023 consisting of cash received from the sale of certain property and equipment.

Financing Activities

Cash provided by financing activities was $6.3 million for the year ended December 31, 2024, primarily related to advances received from TuHURA of $5.9 million and proceeds of $500,000 from the issuance of Kineta’s common stock, partially offset by repayment of a note payable of $150,000.

Cash provided by financing activities for the year ended December 31, 2023 was $8.5 million, primarily related to $8.0 million in net proceeds from the Private Placement and $600,000 in proceeds from the issuance of Kineta’s common stock, partially offset by $123,000 in repayments of finance lease obligations.

Debt Obligations

Notes Payable

As of December 31, 2024, Kineta had outstanding notes payable in an aggregate principal amount of $629,000 at an interest rate of 6%. Notes payable of $379,000 matured on June 30, 2024 and a note payable of $250,000 matured on July 31, 2024. As of December 31, 2024, the notes remain unpaid and are payable upon demand by the holders.

See Note 5 to Kineta’s consolidated financial statements included in this joint proxy statement/prospectus for additional information regarding Kineta notes payable.

Other Contractual Obligations and Commitments

Kineta’s cash requirements greater than 12 months are related to other contractual obligations and commitments related to license agreements.

Kineta has entered into a number of strategic license agreements pursuant to which Kineta has acquired rights to specific assets, technology and intellectual property. In accordance with these agreements, Kineta is obligated to pay, among other items, future contingent payments that are dependent upon future events such as Kineta’s achievement of certain development, regulatory and commercial milestones royalties, and sublicensing revenue in the future, as applicable. As of December 31, 2024, the timing and likelihood of achieving the milestones and generating future product sales, is unknown and therefore payments that may become payable to these third parties, are uncertain.

Kineta leased office and laboratory space for Kineta’s corporate headquarters in Seattle, Washington under a lease agreement that expired on July 31, 2024. This lease was not renewed and no other facility lease was entered into as Kineta employees are working remotely.

On September 13, 2024 (the “Agreement Effective Date”), Kineta entered into a Settlement Agreement (the “Agreement”), as amended on February 4, 2025, with ARE-SEATTLE No. 17, LLC (the “Landlord”), the landlord of Kineta’s former premises in Seattle, Washington. Under the terms of the Agreement, Kineta has agreed to pay the Landlord the outstanding monetary obligation of $679,000 (the “Outstanding Debt”) pursuant to that certain Lease Agreement, by and between Kineta and the Landlord, dated as of November 19, 2010, as amended through June 30, 2020 (collectively, the “Lease”) as follows: (i) the Landlord’s application of the security deposit in the amount of $70,000, (ii) Kineta’s payment to the Landlord of $85,000 (the “First Payment”) no later than five (5) business days after the Agreement Effective Date, and (iii) Kineta’s payment to the Landlord of the Outstanding Debt balance of $524,000 (the “Second Payment” and together with the First Payment, the “Payment Milestones”) no later than May 31, 2025. The Agreement stipulates that upon the receipt by the Landlord of the Payment Milestones, the Landlord will fully discharge and forever release Kineta from any claim, cause of action, or judgment, legal or equitable, in contract or tort, direct or indirect, presently asserted or not, known or unknown, through the date of the Agreement related to Kineta’s monetary obligations under the Lease. Kineta paid the First Payment to the Landlord on September 18, 2024.

Additionally, under the Agreement, as consideration for the Landlord’s agreement to delay collection of the Outstanding Debt and to not assess additional interest and late fees with respect to the Outstanding Debt, Kineta executed a Confession of Judgment (the “Confession”) in favor of the Landlord, and as consideration for Kineta’s agreement to execute the Confession, the Landlord agreed not to file any lawsuit or other legal action against Kineta related to the Outstanding Debt, or to otherwise cause the Confession to be entered into any legal action or proceeding unless Kineta fails to satisfy the Payment Milestones. The Agreement specifies that except as it relates to the matters contemplated in the Agreement, no action by the parties is to be construed as an admission of liability by any party as it relates to such parties’ rights or obligations under the Lease.

Kineta entered into the Agreement to avoid the costs and uncertainties of legal proceedings, reflecting Kineta’s commitment to responsibly managing its financial obligations and disputes as Kineta continued to explore strategic alternatives.

In addition, Kineta enters into agreements in the normal course of business with various third parties for preclinical research studies, clinical trials, testing and other research and development services. Such agreements generally provide for termination upon notice, although obligate Kineta to reimburse vendors for any time or costs incurred through the date of termination.

Critical Accounting Estimates

Kineta’s management’s discussion and analysis of financial condition and results of operations is based on Kineta’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Kineta to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. Kineta’s estimates are based on historical experience and on various assumptions that Kineta believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Kineta believes that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

License Revenues

Kineta enters into license agreements under which Kineta licenses certain intellectual property rights to its product candidates to third parties. The terms of these arrangements typically include payment to Kineta of one or more of the following: nonrefundable upfront fees, payment for research and development services provided by Kineta under approved work plans, development, regulatory and commercial milestone payments, and sales-based milestones and royalties on net sales of licensed products. Each of these payments results in license revenues, except for revenues from royalties, which are classified as other revenues.

In determining the appropriate amount of revenue to be recognized as Kineta fulfills its obligations under each of its agreements, Kineta performs the following five steps: (i) identification of the contract(s) with a customer, (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract, (iii) measurement of the transaction price, including the constraint on any variable consideration, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when (or as) Kineta satisfies each performance obligation.

As part of the accounting for these arrangements containing multiple performance obligations, Kineta must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. Kineta uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. Kineta expects to recognize revenue for variable consideration being constrained when it is probable that a significant revenue reversal will not occur. For performance obligations satisfied over time, Kineta estimates the efforts needed to complete the performance obligation and recognizes revenue by measuring the progress towards complete satisfaction of the performance obligation using an input measure.

For arrangements that include development and regulatory milestones, Kineta evaluates whether the milestones are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within Kineta’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.

Kineta’s management may be required to exercise considerable judgment in estimating revenue to be recognized. Judgment is required in identifying performance obligations, estimating the transaction price, estimating the standalone selling price of identified performance obligations, and estimating the progress towards satisfaction of performance obligations.

Collaboration Revenues

Kineta recognizes collaboration revenue using the cost-to-cost method, which Kineta believes best depicts the transfer of control to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue is recognized as a percentage of actual cost incurred to the estimated costs to complete.

Accrued Research and Development Expenses

Kineta records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, such as contract research organizations, contract manufacturing and other vendors, which include the conduct of preclinical studies, clinical trials and contract manufacturing activities. Kineta records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in accrued liabilities in the consolidated balance sheets and within research and development expenses in the consolidated statements of operations. These costs are a significant component of Kineta’s research and development expenses. Kineta records accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties, according to the progress of preclinical studies, clinical trials or related activities, and discussions with applicable personnel and service providers as to the progress or state of consummation of goods and services.

Kineta makes significant judgments and estimates in determining the accrued balance as of each reporting period. As actual costs become known, Kineta adjust our accrued estimates based on the facts and circumstances known at that time. Although Kineta does not expect its estimates to be materially different from amounts actually incurred, understanding the status and timing of services performed, including the level of patient enrollment, may vary from its estimates and could result in Kineta reporting amounts that are overestimated or underestimated in any particular period. Kineta’s accrued research and development expenses are dependent, in part, upon the receipt of timely and accurate reporting from its third-party service providers. To date, there have been no material differences from its accrued expenses to its actual expenses.

Change in Fair Value of Rights from Private Placement

Kineta determined that the rights from Private Placement is a derivative asset, which requires the asset to be accounted for at fair value. Until settlement, the rights from Private Placement are remeasured at fair value at each reporting period with the changes in fair value recorded in other income (expense) in the Statement of Operations. The fair value was determined using a Monte Carlo simulation based on the contractual funding date at the measurement date, minimum contractual purchase price of $3.18 and historical stock prices. Kineta makes significant judgments and estimates in determining the significant unobservable inputs used in the fair value measurement for volatility, risk-free interest rates and funding probability.

Notes Payables accounted for under the Fair Value Option

Kineta has elected the fair value option to account for certain of its notes payable and records these notes payable at fair value with changes in fair value recorded as a component of other income (expense) in the consolidated statements of operations.

As a result of applying the fair value option, direct costs and fees related to the notes payable are expensed as incurred.

For the notes payable that are not convertible, the discounted cash-flow model used in valuing the fair value of such notes payable is based on significant unobservable inputs, including but not limited to, discount rates and expected payment dates.

See Note 5 to our consolidated financial statements for more details on the assumptions used. Increases or decreases in the fair value of the notes payable can result from updates to assumptions such as the expected timing or probability of a qualified financing event, or changes in discount rates. Judgment is used in determining these assumptions as of the initial valuation date and at each subsequent reporting period. Updates to assumptions could have a significant impact on our results of operations in any given period.

Stock-Based Compensation

Kineta recognizes noncash stock-based compensation related to stock-based awards to employees, non-employees, and directors, including stock options, based on the fair value on the grant date using the Black-Scholes option pricing model. The related stock-based compensation is recognized as expense on a straight line-basis over the employee’s, non-employee’s or director’s requisite service period (generally the vesting period). Noncash stock-based compensation is based on awards ultimately expected to vest and is reduced by an estimate for future forfeitures. Forfeitures are recorded as incurred.

In determining the fair value of stock options, Kineta uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Current Price of Common Stock – Kineta uses the current closing price of the Kineta common stock on the date of the grant since Kineta became publicly traded upon close of the merger in December 2022.

Expected Term – Kineta’s expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) for employee options.

Expected Volatility – The expected volatility is estimated based on the average volatility for a group of comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar industry, size, or stage in the product development life cycle and financial leverage.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend – Other than the Distribution, Kineta has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, Kineta uses an expected dividend yield of zero.

Stock-based compensation was $1.2 million for the year ended December 31, 2024 and $3.9 million for the year ended December 31, 2023. As of December 31, 2024, we had $0.9 million of total unrecognized stock-based compensation related to stock options, which we expect to recognize over a weighted-average period of 1.6 years.

KINETA EXECUTIVE COMPENSATION

This section provides information regarding the total compensation awarded to, earned by, or paid to during the years ended December 31, 2023 and 2024 to (1) each individual who served as Kineta’s principal executive officer, (2) Kineta’s two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2024 and were serving as executive officers as of such date, and (3) up to two individuals who would otherwise be included in (2) above but for the fact that such individual was not serving as Kineta’s executive officer as of December 31, 2024. Kineta refers to these individuals in this proxy statement as Kineta’s named executive officers.

Kineta’s named executive officers for 2024 who appear in the Summary Compensation Table are:

•	Shawn Iadonato, Ph.D., Chair of the Kineta Board of Directors;

•	Craig W. Philips, President; and

•	Keith A. Baker, Chief Financial Officer.

To date, the compensation of Kineta’s named executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options and RSUs. Kineta’s named executive officers, like all full-time employees, are eligible to participate in Kineta’s health and welfare benefit plans.

2024 Summary Compensation Table

The following table presents information regarding the compensation awarded to, earned by, and paid to each individual who served as one of Kineta’s named executive officers for services rendered to Kineta in all capacities during the fiscal year ended December 31, 2024. Dr. Iadonato’s employment with Kineta was terminated effective March 1, 2024. As part of the separation from Kineta, he entered into a consulting agreement with Kineta. Dr. Iadonato continues to serve as Chairman of Kineta Board of Directors.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Shawn Iadonato, Ph.D.	2024	115,385	—	—	22,919	250,000	—	619,968	1,008,272
Chairman of the Board; Former Chief Executive Officer and Director	2023	448,077	—	—	565,379	250,000	—	20,190	1,283,646
Craig W. Philips	2024	400,000	—	—	19,087	160,000	—	16,209	595,296
President	2023	362,729	—	—	451,733	160,000	—	18,942	993,404
Keith A. Baker	2024	350,000	—	—	19,087	140,000	—	14,363	523,450
Chief Financial Officer	2023	332,692	—	—	327,946	140,000	—	13,054	813,692

(1)

The amounts reported represent the aggregate grant date fair value of RSUs granted to the named executive officers during the 2024 and 2023 fiscal years, calculated in accordance with Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”), Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 2 to Kineta’s financial statements included in Kineta’s 2024 Annual Report on Form 10-K. The amounts reported in this column reflect the accounting cost for the RSUs and does not correspond to the actual economic value that may be received upon settlement of the RSUs or any sale of any of the underlying shares of common stock.
(2)

The amounts reported represent the aggregate grant date fair value of stock options awarded to the named executive officers during the 2024 and 2023 fiscal years, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 2 to Kineta’s financial statements included in Kineta’s 2024 Annual Report on Form 10-K. The amounts reported in this column reflect the accounting cost for the stock options and does not correspond to the actual economic value that may be received upon exercise of the stock options or any sale of any of the underlying shares of common stock.

(3)	The amounts in this column represent the amount of compensation earned by the named executive officers under the applicable annual performance-based bonus program during each fiscal year.
(4)

Other compensation reflects Kineta contribution to life insurance and company matching 401(k) contributions and, with respect to Dr. Iadonato, a consulting fee payment that was earned as of December 31, 2024.

Narrative Disclosure to Summary Compensation Table

Executive Compensation Elements

The following describes the material terms of the elements of Kineta’s executive compensation program during 2024.

Annual Base Salary

The Kineta Board of Directors and Compensation Committee recognize the importance of base salary as an element of compensation that helps to attract and retain the named executive officers. Kineta provides a base salary as a fixed source of income for Kineta’s named executive officers for the services they provide to Kineta during the year, which allows Kineta to maintain a stable executive team.

The base salaries for Kineta’s named executive officers in effect for the year ended December 31, 2024 were as follows: $400,000 for Mr. Philips and $350,000 for Mr. Baker.

Annual Cash Incentive

Kineta also provides Kineta’s named executive officers with annual performance-based cash bonus opportunities, calculated based upon the achievement of specified corporate goals, with each executive officer being assigned a corporate and individual goal weighting. For fiscal year 2024, each executive officer was assigned a target bonus opportunity, which is reflected as a percentage of that individual’s 2024 base salary and is based on the individual’s role and title at Kineta.

For fiscal year 2024, the target bonus opportunity (as a percentage of 2024 base salary and corporate and individual goal weighting) for Kineta’s named executive officers was as follows:

Following fiscal year 2024, Kineta’s Compensation Committee determined that Kineta had achieved 100% of Kineta’s corporate goals for the year, which included managing the strategic process of seeking a strategic partnership for Kineta, reducing expenses and extending the runway for Kineta to find a strategic partnership, and maximizing the scientific progress of Kineta within the financial conditions of the Company. Bonuses paid with respect to 2024 performance have not been paid and are not expected to be paid until close of the Mergers.

Name	Target Bonus (% of base salary)	Corporate Goal Weighting (%)	Individual Goal Weighting (%)
Shawn Iadonato, Ph.D.(1)	50	100	—
Craig W. Philips	40	100	—
Keith A. Baker	40	100	—

(1)

Dr. Iadonato’s employment with Kineta was terminated effective March 1, 2024. As part of the separation from Kineta as an employee, he ceased participating in the corporate bonus program. At the time of his separation, he entered into a consulting agreement with Kineta. Dr. Iadonato continues to serve as Chairman of the Kineta Board of Directors.

Equity Compensation

The Kineta Board of Directors considers equity incentives to be important in aligning the interests of the named executive officers with those of its stockholders. As part of Kineta’s pay-for-performance philosophy, Kineta’s compensation program tends to emphasize the long-term equity award component of total compensation packages paid to Kineta’s named executive officers. In determining the size of the equity incentives to be awarded to Kineta’s named executive officers, Kineta takes into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions and anticipated future contributions to us, and the size of prior grants. Kineta has granted options and RSUs to compensate Kineta’s named executive officers. Kineta has granted equity incentives both in the form of initial grants in connection with the commencement of employment and periodic refresher grants. Because employees are able to profit from options only if Kineta’s stock price increases relative to the option’s exercise price, Kineta believes options in particular provide meaningful incentives to employees to achieve increases in the value of Kineta’s equity over time. While Kineta intends that the majority of equity awards to Kineta’s employees be made pursuant to initial grants or periodic refresh grants, the Kineta Board of Directors retains discretion to grant equity awards to employees at other times, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or the Kineta Board of Directors. The exercise price of each option grant is the fair market value of Kineta Common Stock on the grant date. Kineta does not have any stock ownership requirements for Kineta’s named executive officers.

2023 and 2024 Equity Awards

On each of April 12, 2023, April 14, 2024, and September 4, 2024, the Kineta Board of Directors awarded certain of the then current NEOs stock options with time- and/or event-based vesting.

Employment Agreements

Kineta has entered into employment agreements with each of Dr. Iadonato, Mr. Philips and Mr. Baker. The agreements set forth each officer’s initial base salary, bonus potential, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, subject to certain non-solicitation and non-competition provisions and confidentiality obligations. The key terms of Kineta’s employment arrangements with Kineta’s named executive officers, including potential payments upon termination or change in control, are described below.

These employment agreements provide for “at will” employment. The terms “Cause” and “Good Reason” referred to below are defined in the applicable employment agreement.

Shawn Iadonato, Ph.D.

On February 3, 2020, Kineta Operating and Dr. Iadonato entered into an employment agreement, which was amended and restated on September 28, 2022 and became effective at the closing of the Merger, whereby it was assumed by Kineta on the same terms. Pursuant to the agreement, Dr. Iadonato is entitled to a base salary of $350,000, subject to review and adjustments that will be made based upon Kineta’s normal performance review practices. The agreement also provides for an annual bonus with a target equal to fifty percent (50%) of Dr. Iadonato’s base salary upon attainment of certain performance objectives. Dr. Iadonato’s employment agreement further provides him eligibility to receive equity of stock option awards. If Dr. Iadonato’s employment is terminated by Kineta (or any parent, subsidiary or successor thereof) for a reason other than death, disability or “Cause” outside of the Change in Control Protection Period (as defined below), Dr. Iadonato will be entitled to his salary and other benefits accrued through the separation date and, subject to Dr. Iadonato executing a release and general waiver of claims in favor of Kineta and adhering to the applicable restrictive covenants, he will also be entitled to the following additional severance benefits: (a) continuing salary payments for a period of 52 weeks, (b) COBRA reimbursement payments for a period of 12 months and (c) all of his unvested and outstanding equity awards that would have become vested had employee remained in the employ of Kineta for the 3-month period following the employee’s termination of employment shall immediately vest and become exercisable as of the date of his termination. In addition, in lieu of the foregoing severance benefits, if Dr. Iadonato separates from service (i) due to termination by Kineta for a reason other than “Cause” or (ii) due to resignation by the employee on account of “Good Reason” within 3 months prior to or during the 12-month period immediately following a Change in Control (as defined in the Kineta, Inc. 2022 Equity Incentive Plan) (the “Change in Control Protection Period”), Dr. Iadonato will be entitled to his salary and other benefits accrued through the separation date and, subject to Dr. Iadonato executing a release and general waiver of claims in favor of Kineta and adhering to the applicable restrictive covenants (other than with respect to accrued benefits), he will be entitled to the following respective additional severance benefits: (a) a lump sum severance payment equal to 52 weeks of his base salary, (b) a prorated target bonus payment with respect to the year of termination, (c) COBRA reimbursement payments until the earlier of 12 months (following his termination of employment and the date that he and/or his eligible dependents become covered under similar plans, and (d) acceleration of all of his unvested and outstanding equity awards as of the later of the date of his termination or the effective date of the Change in Control. Dr. Iadonato’s employment agreement also provides that twenty-five percent (25%) of his unvested equity awards will automatically accelerate upon a Change in Control (as defined in the Kineta, Inc. 2022 Equity Incentive Plan).

On April 7, 2023, the Compensation Committee recommended, and on April 12, 2023, the Kineta Board of Directors approved, an increase in Dr. Iadonato’s base salary to $500,000. Dr. Iadonato’s salary increase became effective as of April 17, 2023.

Effective March 1, 2024, Kineta terminated the employment of Shawn Iadonato, Ph.D. as Chief Executive Officer of Kineta, without cause. Dr. Iadonato continues to serve as a member of the Kineta Board of Directors. In connection with Dr. Iadonato’s departure, Kineta entered into a separation and release agreement with Dr. Iadonato, pursuant to which he received a payment equal to 80 hours of accrued but unused paid time off and two weeks’ worth of wages, which, in aggregate, and he provided Kineta with a release, in favor of Kineta, of any and all claims relating to his employment with Kineta. In connection with Dr. Iadonato’s departure, Kineta also entered into a consulting agreement with Dr. Iadonato (the “Iadonato Consulting Agreement”), effective as of March 1, 2024, pursuant to which Dr. Iadonato provided advisory services to Kineta until December 31, 2024, in exchange for a lump sum payment of $576,412. The term of the Iadonato Consulting Agreement has been extended to expire on the earlier of June 30, 2025 or the close of the Mergers. As the only consideration for Dr. Iadonato’s services under the Iadonato Consulting Agreement, Dr. Iadonato’s outstanding unvested equity awards continued to vest in accordance with the applicable purchase, award or grant agreement during such period and Dr. Iadonato was paid the amount due pursuant to his employment agreement for a termination without cause.

Craig W. Philips, M.B.A.

On February 3, 2020, Kineta Operating and Mr. Philips entered into an employment agreement, which was amended and restated on September 28, 2022 and became effective at the closing of the Merger, whereby it was assumed by Kineta on the same terms. Pursuant to the agreement, Mr. Philips is entitled to an annual base salary of $292,329 subject to review and adjustments that will be made based upon Kineta’s normal performance review practices. The agreement also provides for an annual bonus with a target equal to forty percent (40%) of Mr. Philips’ base salary upon attainment of certain performance objectives. If Mr. Philips’ employment is terminated by Kineta (or any parent, subsidiary or successor thereof) for a reason other than death, disability or “Cause” outside of the Change in Control Protection Period (as defined below), Mr. Philips will be entitled to his salary and other benefits accrued through the separation date and, subject to Mr. Philips executing a release and general waiver of claim in favor of Kineta and adhering to the applicable restrictive covenants, he will also be entitled to the following additional severance benefits: (a) continuing salary payments for a period of 39 weeks, (b) COBRA reimbursement payments for a period of 9 months and (c) all of his unvested and outstanding equity awards that would have become vested had he remained in the employ of Kineta for the 3-month period following his termination of employment shall immediately vest and become exercisable as of the date of his termination. In addition, in lieu of the foregoing severance benefits, if Mr. Philips separates from service (i) due to termination by Kineta for a reason other than “Cause”, or (ii) due to resignation by Mr. Philips on account of “Good Reason” within 3 months prior to or during the 12-month period immediately following a Change in Control (as defined in the Kineta, Inc. 2022 Equity Incentive Plan) (the “Change in Control Protection Period”), Mr. Philips will be entitled to his salary and other benefits accrued through the separation date and, subject to Mr. Philips executing a release and general waiver of claims in favor of Kineta and adhering to the applicable restrictive covenants (other than with respect to accrued benefits), he will be entitled to the following respective additional severance benefits: (a) a lump sum severance payment equal to 39 weeks of his base salary, (b) a prorated target bonus payment with respect to the year of termination, (c) COBRA reimbursement payments until the earlier of 9 months following his termination of employment and the date that he and/or his eligible dependents become covered under similar plans, and (d) acceleration of all of his unvested and outstanding equity awards as of the later of the date of his termination or the effective date of the Change in Control. Mr. Philips’ employment agreement also provides that twenty-five percent (25%) of his unvested equity awards will automatically accelerate upon a Change in Control (as defined in the Kineta, Inc. 2022 Equity Incentive Plan).

On April 7, 2023, the Compensation Committee recommended, and on April 12, 2023, the Kineta Board of Directors approved, an increase in Mr. Philips’ base salary to $400,000. Mr. Philips’ salary increase became effective as of April 17, 2023.

On April 14, 2024, the Kineta Board of Directors implemented a Retention Plan for Mr. Philips, whereby he would be entitled to a one-time payment of $83,333 in connection with the close of a transaction, subject to, among other things, his continued employment through the close of the transaction.

No changes in base compensation, bonus target or benefits were made to Mr. Philips’ compensation in 2024.

Keith A. Baker

On October 3, 2022, Kineta Operating and Mr. Baker entered into an employment agreement, which became effective at the closing of the Merger, whereby it was assumed by Kineta on the same terms. Pursuant to the agreement, Mr. Baker is entitled to an annual base salary of $300,000 subject to review and adjustments that will be made based upon Kineta’s normal performance review practices. The agreement also provides for an annual bonus with a target equal to thirty-five percent (35%) of Mr. Baker’s base salary upon attainment of certain performance objectives. If Mr. Baker’s employment is terminated by Kineta (or any parent, subsidiary or successor thereof) for a reason other than death, disability or “Cause” outside of the Change in Control Protection Period (as defined below), Mr. Baker will be entitled to his salary and other benefits accrued through the separation date and, subject to Mr. Baker executing a release and general waiver of claim in favor of Kineta and adhering to the applicable restrictive covenants, he will also be entitled to the following additional severance benefits: (a) continuing salary payments for a period of 39 weeks, (b) COBRA reimbursement payments for a period of 9 months and (c) all of his unvested and outstanding equity awards that would have become vested had he remained in the employ of Kineta for the 3-month period following his termination of employment shall immediately vest and become exercisable as of the date of his termination. In addition, in lieu of the foregoing severance benefits, if Mr. Baker separates from service (i) due to termination by Kineta for a reason other than “Cause”, or (ii) due to resignation by Mr. Baker on account of “Good Reason” within 3 months prior to or during the 12-month period immediately following a Change in Control (as defined in the Kineta, Inc. 2022 Equity Incentive Plan) (the “Change in Control Protection Period”), Mr. Baker will be entitled to his salary and other benefits accrued through the separation date and, subject to Mr. Baker executing a release and general waiver of claims in favor of Kineta and adhering to the applicable restrictive covenants (other than with respect to accrued benefits), he will be entitled to the following respective additional severance benefits: (a) a lump sum severance payment equal to 39 weeks of his base salary, (b) a prorated target bonus payment with respect to the year of termination, (c) COBRA reimbursement payments until the earlier of 9 months following his termination of employment and the date that he and/or his eligible dependents become covered under similar plans, and (d) acceleration of all of his unvested and outstanding equity awards as of the later of the date of his termination or the effective date of the Change in Control. Mr. Baker’s employment agreement also provides that twenty-five percent (25%) of his unvested equity awards will automatically accelerate upon a Change in Control (as defined in the Kineta, Inc. 2022 Equity Incentive Plan).

On April 7, 2023, the Compensation Committee recommended, and on April 12, 2023, the Kineta Board of Directors approved, an increase in Mr. Baker’s base salary to $350,000 and (ii) an increase in Mr. Baker’s target bonus percentage to 40%. Mr. Baker’s salary increase became effective as of April 17, 2023, and the target bonus percentage increase shall be applied to Mr. Baker’s target bonus percentage beginning with the bonus to be awarded for fiscal year 2023 performance.

On April 14, 2024, the Kineta Board of Directors implemented a Retention Plan for Mr. Baker, whereby he would be entitled to a one-time payment of $72,917 in connection with the close of a transaction, subject to, among other things, his continued employment through the close of the transaction.

No changes in base compensation, bonus target or other benefits were made to Mr. Baker’s compensation in 2024.

Employee Benefit Plans

401(k) Savings Plan

Kineta maintains a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. Matching contributions to the plan are made at the discretion of the Kineta Board of Directors. Kineta provided matching contributions of $51,000 for the year ended December 31, 2024, and $115,000 for the year ended December 31, 2023.

Health and Welfare Benefits

All of Kineta’s full-time employees, including Kineta’s executive officers, are eligible to participate in Kineta’s health and welfare benefits, including medical, dental and vision insurance, medical and dependent care flexible spending accounts, group life and disability insurance, and 401(k) plan. Named executive officers are eligible to participate in all Kineta’s employee benefit plans, in each case on the same basis as other employees.

Kineta does not offer any defined benefit pension plans or nonqualified defined compensation arrangements for Kineta’s employees, including Kineta’s named executive officers.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by Kineta’s named executive officers as of December 31, 2024.

			Option Awards					Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (Exercisable) (#)	Number of Securities Underlying Unexercised Options (Non-Exercisable) (#)	TOTAL (#)	Option Exercise Price	Option Expiration Date	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market Value or payout value of unearned shares, units or other rights that have not vested (#)
Shawn Iadonato, Ph.D.	11/9/2018		43,531	—		$23.25	11/9/2028
	11/9/2018		3,440	—	3,440	$23.25	11/9/2028
	5/27/2021		26,143	—	26,143	$28.48	5/25/2026
	5/31/2022		23,879	—	23,879	$27.03	5/30/2032
	5/31/2022		3,639	—	3,639	$29.73	5/30/2027
	4/12/2023	(1)	138,000	69,000	207,000	$3.28	4/11/2033
	4/14/2024	(2)	68,750	156,250	225,000	$0.36	4/13/2034
	9/4/2024	(3)	6,250	6,250	12,500	$0.64	9/4/2034
Craig W. Philips	6/30/2017		13,760	—	13,760	$23.11	6/29/2027
	3/19/2018		3,440	—	3,440	$23.25	3/18/2028
	11/9/2018		1,805	—	1,805	$23.25	11/9/2028
	11/9/2018		29,842	—	29,842	$23.25	11/9/2028
	11/9/2018		3,440	—	3,440	$23.25	11/9/2028
	6/24/2019		17,199	—	17,199	$29.06	6/24/2029
	5/27/2021		51,600	—	51,600	$26.16	5/26/2031
	5/31/2022		18,919	—	18,919	$27.03	5/30/2032
	4/12/2023	(1)	110,400	55,200	165,600	$3.28	4/11/2033
	4/14/2024	(2)	68,750	156,250	225,000	$0.36	4/13/2034
Keith A. Baker	10/20/2022		13,759	—	13,759	$27.03	10/19/2032
	4/12/2023	(1)	80,040	40,020	120,060	$3.28	4/11/2033
	4/14/2024	(2)	68,750	156,250	225,000	$0.36	4/13/2034

(1)	Represents a stock option grant with 25% vesting at the grant date and 1/36th vesting monthly for the next 36 months.
(2)

Represents a stock option grant with 25% vesting at the grant date, 25% vesting over the 36 month period following the award on the one-month anniversary of the vesting commencement date, and 50% of the shares will vest and become exercisable subject to the achievement of a qualifying transaction.

(3)	Represents a stock option grant vesting in equal quarterly installments over one year following June 21, 2024.

Compensation Risk Assessment

Kineta believes that although a portion of the compensation provided to Kineta’s executive officers and other employees is performance-based, Kineta’s executive compensation program does not encourage excessive or unnecessary risk taking. Kineta’s compensation programs are designed to encourage Kineta’s executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with Kineta’s pay-for-performance compensation philosophy. As a result, Kineta does not believe that Kineta’s compensation programs are reasonably likely to have a material adverse effect on us.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, Kineta is providing the following information about the relationship between executive compensation actually paid and certain financial performance of Kineta. Because Kineta is a smaller reporting company and this is the second filing in which Kineta provides this disclosure, in accordance with the smaller reporting company rules under Item 402(v) of Regulation S-K, Kineta has provided the information required by Item 402(v) of Regulation S-K for three fiscal years and is not required to provide disclosures under Item 402(v)(2)(iv), (v)(5), (v)(2)(vi) or (v)(6).

The following table reflects the PEO and Non-PEO named executive officers (NEO) included in the analysis.

Year	PEO	Non-PEO NEO
2024	Shawn Iadonato, Ph.D.	Craig W. Philips and Keith A. Baker
2023	Shawn Iadonato, Ph.D.	Craig W. Philips and Keith A. Baker
2022	Shawn Iadonato, Ph.D. and Richard Peters, M.D., Ph.D.	Craig W. Philips, Pauline Kenny, Michael Wyzga and Devin Smith

For information on Kineta’s executive compensation program and the approach used by the Compensation Committee, please refer to the Executive Compensation narrative and the outstanding equity awards table. The following table provides information about Kineta’s principle executive officer (PEO) and non-PEO NEOs and certain financial performance information for Kineta for the years ended December 31, 2022, 2023 and 2024.

Year (a)	Summary Compensation Table Total for Dr. Iadonato(1) (b)	Summary Compensation Table Total for Dr. Peters(1) (b)	Compensation Actually Paid to Dr. Iadonato(2) (c)	Compensation Actually Paid to Dr. Peters(2) (c)	Average Summary Compensation Table Total for Non-PEO NEOs(3) (d)	Average Compensation Actually Paid to Non-PEO NEOs(4) (e)	Value of Initial Fixed $100 Investment Based On(5): (f)	Net Loss (millions)(6) (g)
2024	$1,008,272	$—	$595,045	$—	$559,373	$240,637	$1.69	$(17.1)
2023	$1,283,646	$—	$344,831	$—	$903,548	$185,598	$3.10	$(14.1)
2022	$1,608,712	$3,211,587	$628,658	$3,744,411	$911,088	$726,340	$5.30	$(63.4)

(1)

Summary Compensation Table Total for PEO: The dollar amounts reported in each column (b) are the amounts of total compensation reported for Dr. Iadonato (Kineta’s Chief Executive Officer) and Dr. Peters (Kineta’s former Chief Executive Officer) for each corresponding year in the “Total” column of the Summary Compensation Table.

(2)

Compensation Actually Paid to PEO: The dollar amounts reported in column (c) represent the amount of “compensation actually paid” to Dr. Iadonato and Dr. Peters, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Iadonato and Dr. Peters during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Dr. Iadonato’s and Dr. Peters total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Total for Dr. Iadonato	Reported Summary Compensation Total for Dr. Peters	Reported Value of Equity Awards for Dr. Iadonato	Reported Value of Equity Awards for Dr. Peters	Equity Award Adjustment for Dr. Iadonato	Equity Award Adjustment for Dr. Peters	Compensation Actually Paid to Dr. Iadonato	Compensation Actually Paid to Dr. Peters
2024	1,008,272	—	$22,919		$(390,308)		$595,045
2023	$1,283,646	$—	$565,379	$—	$(373,436)	$—	$344,831	$—
2022	$1,608,712	$3,211,587	$980,054	$187,476	$—	$720,300	$628,658	$3,744,411

(a)	The grant date fair value of equity awards represents the total of the amounts reported in the “Stock Awards” and “Option Awards” columns in the Summary Compensation Table for the applicable year.
(b)	The equity award adjustments for each applicable fiscal year include the addition (or subtraction, as applicable) of the following:
(i)

the year-end fair value (computed consistent with the methodology used for share-based payments under U.S. GAAP) of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

(ii)

the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year;

(iii)	for awards that are granted and vest in the same applicable year, the fair value as of the vesting date;
(iv)	for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value;
(v)

for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and

(vi)

the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

(3)

Average Summary Compensation Table Total for Non-PEO NEOs: The dollar amounts reported in column (d) represent the average of the amounts reported for Kineta’s NEOs as a group (excluding Dr. Iadonato and Dr. Peters) in the “Total” column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Dr. Iadonato and Dr. Peters) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023 and 2024, Craig W. Philips and Keith Baker, and (ii) for 2022, Craig W. Philips, Pauline Kenny, Michael Wyzga and Devin Smith.

(4)

Average Compensation Actually Paid to Non-PEO NEOs: The dollar amounts reported in column (e) represent the average amount of “compensation actually paid” to the NEOs as a group (excluding Dr. Iadonato and Dr. Peters), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Dr. Iadonato and Dr. Peters) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Dr. Iadonato and Dr. Peters) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Awards Adjustments	Average Compensation Actually Paid to Non-PEO NEOs
2024	$559,373	$19,087	$(299,649)	$240,637
2023	$903,548	$389,840	$(328,111)	$185,598
2022	$911,088	$287,648	$102,900	$726,340

(5)

Total Shareholder Return (“TSR”): Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between Kineta’s share price at the end and the beginning of the measurement period by Kineta’s share price at the beginning of the measurement period.

(6)	Net Loss: The dollar amounts reported represent the amount of net loss reflected in Kineta’s audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

Kineta’s executive compensation program reflects a variable pay-for-performance philosophy. While Kineta utilizes various performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table. Moreover, Kineta generally seeks to incentivize long-term performance, and therefore does not specifically align Kineta’s performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, Kineta is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

The following graph demonstrates the relationship of the amount of compensation actually paid to Dr. Iadonato and Dr. Peters and the average amount of compensation actually paid to Kineta’s NEOs as a group (excluding Dr. Iadonato and Dr. Peters) with Kineta’s cumulative TSR over the three years presented in the table.

Compensation Actually Paid Vs. Total Shareholder Return (TSR)
Thousands
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
TSR
2022
2023
2024
Dr. Iadonato (PEO)
Dr. Peters (PEO)
Average for Non-PEO NEOs
TSR (right axis)

Compensation Actually Paid and Net Loss

Kineta has incurred significant losses to date, and Kineta’s ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of Kineta’s current and future product candidates. The table below demonstrates the relationship between the amount of compensation actually paid to Kineta’s PEO and the average amount of compensation actually paid to Kineta’s NEOs as a group (excluding Kineta’s PEO) with Kineta’s net loss over the three years presented in the table. While Kineta does not use net income (or loss) as a performance measure in the overall executive compensation program, the measure of net income or loss is correlated with the corporate finance and infrastructure measures which Kineta does use when setting goals in Kineta’s short-term incentive compensation program.

Compensation Actually Paid Vs. Net Loss
Thousands
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$-
$(10.0)
$(20.0)
$(30.0)
$(40.0)
$(50.0)
$(60.0)
$(70.0)
Net Loss (in millions of $)
2022
2023
2024
Year
Dr. Peters (PEO)
Dr. Iadonato (PEO)
Non PEO Named Executive Officers
Net Loss (right axis)

KINETA DIRECTOR COMPENSATION

2024 Director Compensation Table

The following table presents the total compensation paid by Kineta to each person who served as a non-employee member of the Kineta Board of Directors during the fiscal year ended December 31, 2024. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Dr. Iadonato as an employee for the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)(1)	Option/Stock Awards ($)(2)(3)	Non-Equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
David Arkowitz	$55,000	$3,832	$—	$—	$—	$58,832
Raymond Bartoszek	$50,000	$3,832	$—	$—	$—	$53,832
Kimberlee C. Drapkin	$52,500	$3,832	$—	$—	$—	$56,332
Scott Dylla, Ph.D.	$45,000	$3,832	$—	$—	$—	$48,832
Marion R. Foote	$55,000	$3,832	$—	$—	$—	$58,832
Shawn Iadonato, Ph.D.(4)	$48,750	$22,919	$—	$—	$—	$71,669
Richard Peters, M.D., Ph.D.	$65,000	$3,832	$—	$—	$—	$68,832

(1)	Amounts represent cash compensation for services rendered as a director during 2024.
(2)

The amounts reported represent the aggregate grant date fair value of stock options granted to the non-employee directors during fiscal year 2024, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 2 to Kineta’s financial statements included in Kineta’s 2024 Annual Report on Form 10-K. The amounts reported in this column reflect the accounting cost for the stock options and does not correspond to the actual economic value that may be received upon exercise of the stock options or any sale of any of the underlying shares of common stock.

(3)	The following table shows the number of outstanding stock options held by Kineta’s directors as of December 31, 2024:

Name	Number of Shares of Kineta Common Stock Underlying Outstanding Options(4)
David Arkowitz	45,000
Raymond Bartoszek	44,952
Kimberlee C. Drapkin	32,500
Scott Dylla, Ph.D.	32,500
Marion R. Foote	44,952
Shawn Iadonato, Ph.D.(5)	—
Richard Peters, M.D., Ph.D.	45,000

(4)	Dr. Iadonato received compensation as a Director beginning after his employment was terminated on March 1, 2024.
(5)	Dr. Iadonato option/stock awards compensation as a named executive officer for Kineta is reflected in this proxy in the section on Executive Compensation.

Non-Employee Director Compensation Policy

Effective April 1, 2024, Kineta amended and restated Kineta’s Non-Employee Director Compensation Policy to add Chair of the Kineta Board of Directors (non-employee) as a new service category. Under Kineta’s Non-Employee Director Compensation Policy, Kineta pays Kineta’s non-employee directors a cash retainer for service on the Kineta Board of Directors and for service on each committee on which the director is a member. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment is prorated for any portion of such quarter that the director is not serving on the Kineta Board of Directors. The fees paid to non-employee directors for service on the Kineta Board of Directors and for service on each committee of the Kineta Board of Directors on which the director is a member are as follows:

	Member Annual Fee (From January 1, 2024 through March 31, 2024)	Member Annual Fee (Effective April 1, 2024)
Board of Directors	$35,000	$40,000
Chair of the Board of Directors	$—	$25,000
Audit Committee Chair	$15,000	$15,000
Audit Committee Member	$7,500	$7,500
Compensation Committee Chair	$10,000	$10,000
Compensation Committee Member	$5,000	$5,000
Nominating and Corporate Governance Committee Chair	$7,500	$10,000
Nominating and Corporate Governance Committee Member	$3,500	$7,500
Lead Independent Director	$—	$15,000

Kineta also reimburses Kineta’s non-employee directors for reasonable travel and out-of-pocket expenses incurred by Kineta’s non-employee directors in connection with attending Kineta’s meetings of the Kineta Board of Directors and committees thereof.

In addition to cash compensation, each new non-employee director who is initially appointed or elected to the Kineta Board of Directors is eligible to receive a one-time equity award of an option to purchase a certain number of shares of Kineta Common Stock (the “Initial Grant”), which will vest quarterly over three years following the date of grant, subject to the director’s continued service. In addition, on the date of each annual meeting of stockholders of Kineta’s Company, each non-employee director will be granted an additional option to purchase a certain number of shares of Kineta Common Stock (the “Annual Grant”), which will vest quarterly over one year following the date of grant. Such Annual Grant shall be prorated in the event a director serves less than a full year. Each Initial Grant and Annual Grant shall accelerate pursuant to the Change in Control (as defined in the Kineta, Inc. 2022 Equity Incentive Plan) provisions. Information with respect to the Initial Grants and Annual Grants is set forth in the table below.

Number of Stock Options
Initial Grant	20,000
Annual Grant	12,500

This program is intended to provide a total compensation package that enables Kineta to attract and retain qualified and experienced individuals to serve as directors and to align Kineta’s directors’ interests with those of Kineta’s stockholders.

CERTAIN BENEFICIAL OWNERS OF KINETA COMMON STOCK

To Kineta’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Kineta Common Stock as of March 31, 2025 (except as indicated below) by:

•	all persons known by Kineta to own beneficially 5% or more of outstanding Kineta Common Stock;

•	each member of the Kineta Board of Directors;

•	each of the named executive officers of Kineta; and

•	all members of the Kineta Board of Directors and Kineta’ executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted by a footnote, and subject to community property laws where applicable, Kineta believes based on the information provided to Kineta that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Kineta Common Stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 13,540,355 shares of Kineta Common Stock outstanding as of March 31, 2025. The number of shares beneficially owned includes shares of Kineta Common Stock that each person has the right to acquire within 60 days of March 31, 2025, including upon the exercise of stock options and warrants. These stock options and warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Kineta Common Stock owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Kineta Common Stock owned by any other person.

This table is based upon information supplied by Kineta’s officers, directors as of the record date and the principal stockholders and Schedules 13D and 13G filed with the SEC (the dates of such filings are indicated in the footnotes). Unless otherwise noted, the address for each officer and director listed in the table is c/o Kineta, Inc., 7683 SE 27th Street, Suite 481, Mercer Island, Washington 98040.

Name and Address of Beneficial Owner	Number	Percent
5% Stockholders
Armistice Capital, LLC(1)	1,352,681	9.99%
Entities Associated with CBI USA, Inc.(2)	821,520	6.05%
Charles Magness, Ph.D.(3)	620,413	4.58%
Named Executive Officers and Directors
Craig W. Philips(4)	428,095	3.09%
Keith A. Baker(5)	190,057	1.39%
Raymond Bartoszek(6)	1,809,507	13.32%
Shawn Iadonato, Ph.D.(7)	1,016,602	7.33%
Marion R. Foote(8)	199,381	1.47%
Richard Peters, M.D., Ph.D.(9)	124,416	*
David Arkowitz(10)	39,096	*
Scott Dylla, Ph.D.(11)	23,375	*
Kimberlee C. Drapkin(12)	19,375	*

All current directors and executive officers as a group (10 persons)	4,051,743	27.44%

* Represents beneficial ownership of less than one percent

(1)

Based on information provided by Armistice Capital, LLC. Armistice Capital, LLC beneficially owns an aggregate of up to 1,352,681 shares of common stock and shares that may be acquired pursuant to warrants that are exercisable within 60 days of March 31, 2025. The warrants held by this shareholder include provisions that limit the exercise thereof to the extent such exercise would cause the holder, together with its affiliates and any other person acting together with it and its affiliates, to beneficially own a number of shares of common stock that would exceed 9.99% of our then outstanding common stock immediately after giving effect to such exercise. As a consequence of this beneficial ownership limitation on the exercise of the warrants, the beneficial ownership amount and percentage of this shareholder are limited as indicated in the table. The address of Armistice Capital, LLC is 510 Madison Avenue, 7th Floor, New York, New York 10022.
(2)

Based on information set forth in the Schedule 13G filed with the SEC on February 14, 2023 by CBI USA, Inc. (“CBI USA”) reporting that: (i) CBI USA beneficially owns 656,941 shares of common stock, consisting of 618,214 outstanding shares directly held, plus an additional 38,727 shares that may be acquired pursuant to warrants that are exercisable within 60 days of March 31, 2025; (ii) CBI Co. is deemed to beneficially own 721,111 shares of common stock, consisting of the shares of common stock directly held or acquirable by CBI USA, its subsidiary, as described in (i), plus 55,871 outstanding shares directly held and an additional 8,299 shares that may be acquired pursuant to warrants that are exercisable within 60 days of March 31, 2025; and (iii) Daehan Green Power Corporation owns 100,409 outstanding shares directly held. The address of CBI USA is 3000 Western Avenue, Suite 400, Seattle, Washington 98121.

(3)	Based on information set forth in Schedule 13G filed with the SEC on February 12, 2024.
(4)

Consists of (i) 60,811 shares of common stock held by Mr. Philips, (ii) 34,654 shares held by Whetstone Ventures LLC for which Mr. Philips has shared voting rights and dispositive power and (iii) 332,630 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.

(5)	Consists of (i) 16,880 shares of common stock and (ii) 173,177 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.
(6)

Based on information set forth in Form 4 filed with the SEC on May 2, 2024. Consists of (i) 17,206 shares of common stock held by Mr. Bartoszek, (ii) 2,001 shares of common stock held by his children, (iii) 1,748,473 shares of common stock held by RLB Holdings Connecticut LLC for which Mr. Bartoszek has shared voting rights and dispositive power and (iv) 41,827 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.

(7)

Consists of (i) 675,230 shares of common stock held by Dr. Iadonato, (ii) 8,553 shares of common stock held in a custodial individual retirement account and (iii) 332,819 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.

(8)

Consists of (i) 143,204 shares of common stock, (ii) 41,827 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025 and (iii) 14,350 shares that may be acquired pursuant to warrants that are exercisable within 60 days of March 31, 2025.

(9)	Consists of (i) 88,097 shares of common stock and (ii) 36,319 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.
(10)	Consists of (i) 2,777 shares of common stock and (ii) 36,319 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.
(11)	Consists of (i) 4,000 shares of common stock and (ii) 19,375 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.
(12)	Consists of 19,375 shares of common stock issuable upon exercise of outstanding options that are exercisable within 60 days of March 31, 2025.

INTERESTS OF KINETA’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGERS

In considering the recommendation of the Kineta Board of Directors that Kineta stockholders vote to adopt the Merger Agreement, Kineta stockholders should be aware that Kineta’s executive officers and non-employee directors have interests in the Mergers that may be different from, or in addition to, those of Kineta stockholders generally. The Kineta Board of Directors was aware of and considered these interests, among other matters, in approving the Merger Agreement and the Mergers, and in recommending that the Merger Agreement be adopted by Kineta stockholders.

Ownership Interests

As of March 31, 2025, Kineta’s current directors and executive officers beneficially owned, in the aggregate, approximately 27% of the shares of Kineta capital stock, which for purposes of this subsection excludes any Kineta shares issuable upon exercise or settlement of Kineta stock options held by such individual. Each of Kineta’s officers, directors and Affiliates have also entered into a support agreement in connection with the Mergers. For a more detailed discussion of the support agreements, please see the section titled “Certain Material Contracts—Support Agreements.”

Certain Kineta stockholders affiliated with Kineta’s directors also currently hold shares of Kineta capital stock. The table below sets forth the beneficial ownership of Kineta Common Stock on an “as converted” basis taking into account shares of Kineta Common Stock and Kineta Warrants exercisable for Kineta Common Stock that is held by affiliates of Kineta’s directors as of December 31, 2024.

Stockholder	Number of Shares of Kineta Common Stock held
Whetstone Ventures LLC(1)	34,654
RLB Holdings Connecticut LLC(2)	748,873

(1)	Mr. Philips has shared voting rights and dispositive power.
(2)	Consists of 1,748,873 shares of Kineta Common Stock for which Mr. Bartoszek has shared voting rights and dispositive power.

Treatment of Kineta Options Held by Kineta Directors and Executive Officers

The following table sets forth the number of shares of Kineta Common Stock underlying In-the-Money Options and Underwater Options held by Kineta directors and executive officers as of March 31, 2025. Pursuant to the Merger Agreement, at the Effective Time, each vested or unvested In-the-Money Company Stock Option held by the Kineta directors and officers can be exercised as set forth in the applicable Optionholder Treatment Agreement and, upon such exercise, will be entitled to receive the Merger Consideration. Any Out-of-the-Money Company Common Stock Option held by the Kineta directors and officers will be canceled and extinguished. For additional information on the effect of the Mergers on Kineta Stock Option, see “Agreements relating to Kineta

Stock Options and Kineta Warrants.” For additional information on the number of shares held by Kineta directors and executive officers, see “Certain Beneficial Owners of Kineta Common Stock.”

Names	Shares Underlying Outstanding In-the- Money Options	Shares Underlying Outstanding Out-of-the-Money Options
Directors:
David Arkowitz	0	45,000
Raymond Bartoszek	0	44,952
Kimberlee C. Drapkin	0	32,500
Scott Dylla, Ph.D.	0	32,500
Marion R. Foote	0	44,952
Shawn Iadonato, Ph.D.	225,000	320,132
Richard Peters, M.D., Ph.D.	0	45,000
Executive Officers:
Craig Philips	225,000	305,605
Keith Baker	225,000	133,819
Thierry Guillaudeux, Ph.D.	225,000	146,890

Treatment of Kineta Warrants Held By Kineta Directors

Under the terms of the Merger Agreement, at the Effective Time, the Pre-2023 Company Warrants will terminate upon their terms if such warrants are not exercised. If they have been exercised, the holder of Pre-2023 Company Warrants will be entitled to receive the Merger Consideration in accordance with the Merger Agreement.

Cash Retention Plan Payments to Kineta Executive Officers

Pursuant to that certain Cash Retention Plan adopted by the Kineta Board of Directors on April 14, 2024, and previously disclosed, in consideration of the additional time and effort that is required of the executive officers in connection with the Mergers and subject to continued employment through the Effective Time, each of Kineta’s executive officers will receive a one-time cash payment. Mr. Philips will receive $83,333 and each of Mr. Baker and Dr. Guillaudeux will receive $72,917, in each case less all required tax withholdings and other applicable deductions.

Severance Payment Under the Executive Agreements

Kineta previously entered into employment agreements with each of Messrs. Philips and Baker (the “Executive Agreements”). The Executive Agreements provide that during the 12 months following the Mergers, if Kineta terminates Mr. Philips or Mr. Baker without Cause or they resign for Good Reason (each term as defined in the Executive Agreements), then subject to conditions set forth in the Executive Agreements, each of Messrs. Philips and Baker will receive the following severance benefits:

•

Severance Payment. A lump sum severance payment equal to the 39 weeks’ base salary as in effect immediately prior to the date of the termination, less all required tax withholdings and other applicable deductions;

•

Current Year Prorated Cash Bonus. Each of Messrs. Philips and Baker will receive a prorated cash bonus for the calendar year in which each officer’s termination of employment occurs equal to the cash bonus that such officer would have received (if any) based on performance at 100% of target for such calendar year if such officer had remained in employment by the Company for the entire calendar year, but prorated based on the days of such officer’s employment during such calendar year (the “Prorated Bonus”);

•

Continued Employee Benefits. Upon electing continuation coverage pursuant to COBRA for such officer and such officer’s eligible dependents within the time period prescribed pursuant to COBRA, Kineta will reimburse such officer for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to such officer’s termination or resignation) until the earlier of (A) nine (9) months following the date of termination, or (B) the date upon which such officer and/or such officer’s eligible dependents become covered under similar plans; and

•

Equity. All of Messrs. Philips’ and Baker’s unvested and outstanding equity awards shall immediately vest and become exercisable upon the later of (i) termination of employment or (ii) the effective date of the change in control.

Compensation Arrangements with TuHURA

Prior to the Effective Time, TuHURA may in its discretion initiate negotiations of agreements, arrangements and understandings with certain of Kineta’s executive officers regarding compensation and benefits and may enter into definitive agreements with certain of Kineta’s executive officers regarding continued employment with, or the right to purchase or participate in the equity of, TuHURA or one or more of its affiliates. As of the date of this joint proxy statement/prospectus, no such agreements, arrangements or understandings have been entered into between any of Kineta’s executive officers and TuHURA.

Pursuant to the Merger Agreement, TuHURA may enter into agreements with Kineta’s executive officers regarding continued employment with TuHURA or its affiliates, which agreements would contain base salaries or wage rates, target annual cash bonuses and incentive opportunities and employee benefits substantially comparable to those provided to such Continuing Employees immediately prior to the Closing or those provided to similarly situated TuHURA employees.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Kineta’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six (6) years following the Effective Time under directors’ and officers’ liability insurance policies from the Surviving Corporation. This indemnification and insurance coverage is further described in the section of this proxy statement captioned “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding compensation that is based on or otherwise relates to the Mergers for each of Kineta’s currently employed “named executive officers” whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by Kineta on April 26, 2024. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Craig Philips, Kineta’s President and Keith Baker, Kineta’s Chief Financial Officer, who are entitled to such types of compensation.

As previously disclosed, Shawn Iadonato, Kineta’s other “named executive officer,” is no longer employed by Kineta and is not entitled to any compensation in connection with the Mergers that could be considered “golden parachute” compensation, so he is excluded from the discussion below. As previously disclosed, Kineta entered into a separation and release agreement with Dr. Iadonato effective March 1, 2024, pursuant to which Dr. Iadonato received a payment equal to 80 hours of accrued but unused paid time off and two weeks’ worth of wages, which in aggregate equaled $38,462, in exchange for Dr. Iadonato’s execution of a release in favor of the Company of any and all claims relating to his employment with the Company.

The description of the employment agreement between Kineta and Mr. Philips, dated September 28, 2022 (the “Philips Employment Agreement”) and employment agreement between Kineta and Mr. Baker, dated September 20, 2022 (the “Baker Employment Agreement”) set forth in the section above titled “Executive Compensation” are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of Messrs. Philips’ and Baker’s respective golden parachute compensation as of [●], 2025, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Mergers constitutes a change in control for purpose of each of the Philips Employment Agreement and the Baker Employment Agreement;

•	the change in control is consummated on [●], 2025, the latest practicable date prior to the filing of this Form S-4;

•	that each of Messrs. Philips’ and Baker’s employment is terminated without “cause” or with “good reason” immediately following the Mergers; and

•	no named executive officer receives any additional equity grants or other awards on or prior to the assumed date of Effective Time of [●], 2025.

Name	Cash Retention Bonus		Cash Severance		Perquisites/ Benefits		Total
Craig Philips	$83,333	(1)	$352,603	(3)	$19,494	(5)	$455,430
Keith Baker	$72,917	(2)	$308,527	(4)	$27,180	(6)	$408,624

(1)	Represents the cash retention bonus payable to Mr. Philips in connection with the Mergers, as described in this section under “Cash Retention Plan Payments to Kineta Executive Officers”.
(2)	Represents the cash retention bonus payable to Mr. Baker in connection with the Mergers, as described in this section under “Cash Retention Plan Payments to Kineta Executive Officers”.
(3)

Represents the cumulative severance payable pursuant to the Philips Employment Agreement, as described in this section under “Severance Payment Under the Executive Agreements”. The severance amount in this column is “double trigger” in nature, which means that payment of these amounts is conditioned upon a termination without “cause” or resignation for “good reason” (as such terms are used in the Philips Employment Agreement), within the three (3) months immediately prior to and the twelve (12)-month period immediately following the consummation of a change in control. The amounts included in the column above reflect lump sum payment of Mr. Philips’ current base salary for a period of thirty-nine (39) weeks ($300,000) plus a payment of the Prorated Bonus ($52,603).

(4)

Represents the cumulative severance payable pursuant to the Baker Employment Agreement, as described in this section under “Severance Payment Under the Executive Agreements”. The severance amount in this column is “double trigger” in nature, which means that payment of these amounts is conditioned upon a termination without “cause” or resignation for “good reason” (as such terms are used in the Baker Employment Agreement), within the three (3) months immediately prior to and the twelve (12)-month period immediately following the consummation of a change in control. The amounts included in the column above reflect lump sum payment of Mr. Baker’s current base salary for a period of thirty-nine (39) weeks ($262,500) plus a payment of the Prorated Bonus ($46,027).

(5)	Represents the estimated cost of continued health coverage payable by Kineta during Mr. Philips’ severance period.
(6)	Represents the estimated cost of continued health coverage payable by Kineta during Mr. Baker’s severance period.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless the context indicates otherwise, references in this joint proxy statement/prospectus to “TuHURA,” “TuHURA Biosciences, Inc.” the “Company,” “we,” “us,” “our” and similar terms refer to TuHURA Biosciences, Inc., a Nevada corporation (formerly known as Kintara Therapeutics, Inc. and our predecessor company) and its consolidated subsidiaries. References to “Kintara” refer to our predecessor company prior to the reverse merger transaction completed on October 18, 2024 (the “Kintara Merger” or “Reverse Recapitalization”) whereby a wholly owned subsidiary of Kintara merged with and into TuHURA Biosciences, Inc., a Delaware corporation and a private company (the private company being referred to as “Legacy TuHURA”), with Kintara changing its name to “TuHURA Biosciences, Inc.” Capitalized terms included but not defined below have the same meaning as defined elsewhere in this joint proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Kintara, TuHURA, and Kineta adjusted to give effect to the Kintara Merger and the Mergers and related transactions (collectively, the “Transactions”) described below and in the accompanying notes to the unaudited pro forma condensed combined financial information. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

At the consummation of the Kintara Merger completed on October 18, 2024, Legacy TuHURA was the accounting acquirer and Kintara was the “acquired” company for financial reporting purposes. The Kintara Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under U.S. GAAP, the Kintara Merger was treated as the equivalent of Legacy TuHURA issuing stock for the net assets of Kintara, accompanied by a recapitalization. The net assets of Kintara were stated at historical cost, with no goodwill or other intangible assets recorded. There was no accounting effect or change in the carrying amount of the assets and liabilities as a result of the recapitalization.

In accordance with the presentation requirements of Article 11 of Regulation S-X, since the historical financial information of TuHURA Biosciences Inc. for the twelve months ended December 31, 2024 is not inclusive of the results of operations of Kintara prior to the Kintara Merger, the unaudited pro forma condensed combined statement of operations presented herein includes the combination of the Legacy TuHURA historical financial information (the accounting acquirer) and Kintara historical financial information up until the date of the close of the Reverse Recapitalization to give pro forma effect to the Reverse Recapitalization as if it had occurred on January 1, 2024.

On December 11, 2024, TuHURA entered into the Merger Agreement with Kineta whereby it is proposed that TuHURA would acquire Kineta, including the rights to Kineta’s novel KVA12123 antibody, for a combination of cash and shares of TuHURA Common Stock. The Mergers are expected to be accounted for as a business combination using the acquisition method of accounting in accordance with U.S. GAAP.

Legacy TuHURA, Kintara, and Kineta have different fiscal year ends. Both Legacy TuHURA and Kineta’s fiscal year end is December 31, and Kintara’s fiscal year end was June 30. The following unaudited pro forma condensed combined financial statements have been prepared to present the combined historical financial statements of Legacy TuHURA, Kintara, and Kineta, on a pro forma basis adjusted to give effect to the Transactions. Following the Kintara Merger, TuHURA’s (f/k/a Kintara, the predecessor company) fiscal year changed to a fiscal year end of December 31 for financial reporting purposes. Following the consummation of the Mergers, TuHURA will continue to have a fiscal year end of December 31. The unaudited pro forma condensed combined financial information includes:

(a) The unaudited pro forma condensed combined balance sheet as of December 31, 2024 combines (i) the audited consolidated balance sheet of TuHURA as of December 31, 2024 and (ii) the audited consolidated balance sheet of Kineta as of December 31, 2024, on a pro forma basis as if the Transactions had all been consummated on December 31, 2024.

(b) The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines (i) the audited consolidated statement of operations of TuHURA for the year ended December 31, 2024, (ii) the unaudited condensed consolidated statement of operations of Kintara up through the date that the Reverse Recapitalization closed during the year ended December 31, 2024, as calculated by (a) subtracting the unaudited condensed consolidated statement of operations of Kintara for the six months ended December 31, 2023 from (b) the audited consolidated statement of operations of Kintara for the year ended June 30, 2024, and (c) adding the unaudited condensed consolidated statement of operations of Kintara for the three months ended September 30, 2024 (including the effect of any transactions that were recorded in Kintara’s books and records after September 30, 2024 up through the date of the close of the Kintara Merger on October 18, 2024), and (iii) the audited consolidated statement of operations of Kineta for the year ended December 31, 2024, on a pro forma basis as if the Transactions had all been consummated on January 1, 2024 .

Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of TuHURA, as TuHURA was determined to be the accounting acquirer in both the Kintara Merger and the Mergers. The unaudited pro forma condensed combined financial statements have been derived from and should be read in connection with:

•	the accompanying notes to these unaudited pro forma condensed combined financial statements;

•	the historical audited consolidated financial statements of TuHURA as of and for the year ended December 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus;

•

the historical unaudited condensed consolidated financial statements of Kintara as of and for the three months ended September 30, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus;

•	the historical audited consolidated financial statements of Kintara as of and for the year ended June 30, 2024, and the related notes included elsewhere in this joint proxy statement/prospectus;

•

the historical unaudited consolidated financial statements of Kintara as of and for the six months ended December 31, 2023 and the related notes included elsewhere in this joint proxy statement/prospectus;

•	the historical audited consolidated financial statements of Kineta as of and for the year ended December 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus;

•

the sections entitled “TuHURA Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Kineta Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to TuHURA and Kineta included elsewhere in this joint proxy statement/prospectus;

•	the merger agreement for the Kintara Merger filed with this joint proxy statement/prospectus;

•	and the Merger Agreement for the Mergers and the descriptions of certain terms thereof set forth herein in the section titled “The Merger Agreement”

Kintara Merger

The Kintara Merger was accounted for as a reverse recapitalization in accordance with U.S. GAAP and Legacy TuHURA was determined to be the accounting acquirer in the Reverse Recapitalization for financial reporting purposes based on evaluation of the following facts and circumstances, including: (i) former Legacy TuHURA securityholders owned approximately 95.6% of the TuHURA Common Stock outstanding immediately following the closing of the Kintara Merger on October 18, 2024 (the “Kintara Closing”), (ii) Legacy TuHURA designated four of the five initial members of the TuHURA Board of Directors, (iii) Legacy TuHURA’s senior management holds both (two of two) positions in the senior management of TuHURA and (iv) Legacy TuHURA represents a significant majority of operations of TuHURA. After the Kintara Closing, the combined operations have consisted of primarily Legacy TuHURA’s operations with the focus mainly on Legacy TuHURA’s in-process research and development assets. As a result of Legacy TuHURA being treated as the acquiring company for financial reporting purposes, the historical financial statements of Legacy TuHURA are the historical consolidated financial statements of TuHURA. Considering the date of the Kintara Closing, the historical consolidated balance sheet as of December 31, 2024 of TuHURA already reflects the effects of the transactions of the Kintara Merger, however, adjustments were made to give pro forma effect to the Kintara Merger and related transactions in the unaudited pro forma condensed combined statement of operations. It is noted that the Kintara chief executive officer was not an assumed employee of TuHURA and as such was not a part of the assembled workforce of TuHURA following the Kintara Closing. TuHURA is in the process of conducting a study on REM-001, a second-generation PDT photosensitizer agent and which study is designed to determine whether a dose of REM-001 lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of REM-001 at the 1.2 mg/kg dose and optimize the design in advance of a phase 3 trial.

As noted in a Contingent Value Rights Agreement between TuHURA and a rights agent (the “CVR Agreement”), TuHURA is contractually obligated to use commercially reasonable efforts until December 31, 2025 to achieve the Milestone (defined below and in the CVR Agreement). TuHURA anticipates the successful enrollment of the ten cutaneous metastatic breast cancer patients and that such patients will complete the required follow-up to complete the trials in accordance with the CVR Agreement (the “Milestone”). The issuance of shares of TuHURA Common Stock upon the achievement of the Milestone is not contingent on any future outcome of clinical trials, commercialization, or economic benefit to be derived from the REM-001 Study. TuHURA’s management has concluded that it is probable that the Milestone will be achieved and shares of TuHURA Common Stock will be issued. The REM-001 Study is currently in the early stages of the study process with no clinical trials passed or proven efficacy. Once 10 patients are enrolled and tracked in the REM-001 Study to determine whether a lower dose of REM-001 has an acceptable safety profile and elicits a treatment effect similar to that seen in prior REM-001 studies, TuHURA expects to enroll the remaining patients and complete the NIH-funded trial and thereafter evaluate whether the REM-001 technology has potential future value that could be realized by TuHURA. However, TuHURA currently anticipates no significant value derived from any other in-process research and development assets of Kintara. Other than the REM-001 Study, TuHURA does not currently expect to restart or advance any Kintara technologies that were acquired. See Note 1 of the notes to the unaudited pro forma condensed combined financial statements for the background and impact related to the potential issuance of the shares of TuHURA Common Stock pursuant to the terms of the CVR Agreement.

The Mergers

The Mergers are expected to be accounted for as a business combination using the acquisition method of accounting in accordance with U.S. GAAP. Kineta will be treated as the acquired business and TuHURA as the accounting acquirer for financial reporting purposes.

Under the acquisition method of accounting, the Mergers are expected to be accounted for by recognizing the acquired assets, including separately identifiable intangible assets, including in-process research and development, and assumed liabilities at their acquisition-date fair values. Any excess of the fair value of the Merger Consideration transferred by TuHURA to the stockholders of Kineta above the acquisition-date fair values of these identifiable assets and liabilities is recognized as goodwill.

TuHURA is expected to be the accounting acquirer in the Mergers for financial reporting purposes based on evaluation of the following facts and circumstances, including: (i) TuHURA stockholders before the Mergers are expected to own approximately 92.7% of the TuHURA Common Stock outstanding immediately following the Mergers which amount could be higher as the stock consideration to be issued as Merger Consideration is subject to adjustment in accordance with the Merger Agreement, (ii) Kineta is not entitled to designate any of the five members of the TuHURA Board of Directors after the Mergers, (iii) TuHURA’s current senior management will hold both (two of two) positions in the senior management of TuHURA following the Mergers and (iv) TuHURA’s operations will continue to represent a significant majority of TuHURA’s operations after the Mergers. Total assets held by TuHURA and Kineta as of December 31, 2024 were $19,966,684 and approximately $1,018,785, respectively, as noted below, and included cash and cash equivalents held by TuHURA of $12,657,178 and cash and cash equivalents of approximately $633,501 held by Kineta at December 31, 2024. As a result of TuHURA being the expected accounting acquirer for financial reporting purposes, if consummated, among other things, the historical financial statements of TuHURA will continue to be the historical consolidated financial statements after the Mergers. Kineta has been in the process of launching the VISTA-101 clinical trial, for which Kineta and TuHURA have been collaborating on the ongoing Phase 1 clinical trial program in patients with advanced solid tumor cancer; including through TuHURA providing the financing necessary to fund Kineta’s clinical trial expenses (see “Clinical Trial Funding Agreement” section below). Post-Mergers, TuHURA expects to continue advancing the clinical development of Kineta’s ongoing trials while also exploring the possibility of certain synergies in combination with TuHURA’s current ongoing studies.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 combines the historical consolidated balance sheets of TuHURA and Kineta on a pro forma basis with any related transaction adjustments for the Mergers as if all of the collective Transactions had occurred on December 31, 2024. The historical consolidated balance sheet of TuHURA as of December 31, 2024 already reflects the effects of the Reverse Recapitalization.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 gives pro forma effect to the Transactions as if they had occurred on January 1, 2024, the beginning of the earliest period presented. Neither Legacy TuHURA nor Kintara had any historical operating relationships prior to the Kintara Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies, however, there are certain pro forma adjustments for the TuHURA and Kineta pro forma combined financial information related to the Exclusivity Agreement and connected transactions between TuHURA and Kineta as further illustrated below.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Reverse Recapitalization and the Legacy TuHURA Note Financing

The Merger Agreement by and among Kintara Therapeutics, Inc. with TuHURA Biosciences, Inc. which closed on October 18, 2024, and accounted for as a Reverse Recapitalization

On April 2, 2024, Kintara, a wholly owned subsidiary of Kintara, and Legacy TuHURA entered into an agreement and plan of merger, pursuant to which, among other things, Kintara’s subsidiary merged with and into Legacy TuHURA, with Legacy TuHURA continuing as a wholly owned subsidiary of Kintara, and Kintara changing its name to “TuHURA Biosciences, Inc.”

In accordance with the terms and conditions of the Kintara Merger, (i) each then-outstanding share of common stock of Legacy TuHURA (other than any shares held in treasury and shares that properly exercised appraisal rights) were converted into shares of common stock of Kintara equal to the exchange ratio (which was calculated to be 0.1789 for purposes of these unaudited pro forma condensed combined financial statements), (ii) each then-outstanding option of Legacy TuHURA was assumed and converted into an option to purchase shares of common stock of Kintara, and (iii) each then-outstanding warrant of Legacy TuHURA was assumed and converted into a warrant of like tenor entitling the holder to purchase shares of common stock of Kintara.

Immediately after the Reverse Recapitalization, Legacy TuHURA stockholders owned approximately 95.6% of the combined company, and the former Kintara stockholders owned approximately 4.4% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of Kintara that will remain outstanding after the Reverse Recapitalization). The exchange ratio in the Kintara Merger was set to properly allocate the shares of common stock of Kintara to Legacy TuHURA stockholders based on the companies’ relative valuations.

Legacy TuHURA Note Financing

On December 1, 2023, Legacy TuHURA’s board of directors approved the private offering of the convertible promissory notes debt to certain accredited investors in an aggregate principal amount of up to $15,000,000 to be used primarily to fund Legacy TuHURA’s clinical development plan and general corporate expenses (the “Notes”). The Notes bore simple interest at a rate of 20% per annum, which was computed on the basis of a 365-day year. On March 29, 2024, Legacy TuHURA’s board of directors approved increasing the aggregate principal amount of the Notes to be issued to $35,000,000 as well as that in the event a holder subscribed to purchase Notes in the aggregate principal amount of $4,000,000 or more, then such holders would be granted a warrant to purchase shares of common stock of Legacy TuHURA equal to (i) 50% of the aggregate principal amount of the Note purchased by such holder divided by (ii) $0.68. In connection with the Kintara Merger, all outstanding principal and accrued but unpaid interest under the Notes were automatically converted into shares of TuHURA Common Stock.

Description of the Exclusivity Agreement, July 2024 Private Placement, and the Mergers and related Clinical Trial Funding Agreement and the “Concurrent Investment” Financing Agreement

Exclusivity Agreement and July 2024 Private Placement

On July 8, 2024, Kineta and Legacy TuHURA entered into the Exclusivity Agreement for the potential acquisition of Kineta’s KVA12123 anti-VISTA antibody and related rights and assets associated with and derived from the asset.

KVA12123 is a rationally targeted, anti-VISTA antibody checkpoint inhibitor designed to reverse VISTA immune suppression and remodel the tumor microenvironment (TME) to overcome acquired resistance to immunotherapies.

Pursuant to the Exclusivity Agreement, among other things, Kineta granted Legacy TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123 during the period commencing as of July 3, 2024 and continuing through the first to occur of (a) the execution of a definitive agreement with TuHURA or one or more of its affiliates and (b) 11:59 PM Eastern Time on October 1, 2024, which was subject to extension (the “Exclusivity Period”). In accordance with the Exclusivity Agreement, as the parties were engaged in good faith discussions regarding the Mergers on the date on which the Exclusivity Period (or a renewal thereof) was scheduled to expire and since Legacy TuHURA had not yet closed the Kintara Merger, then the Exclusivity Period automatically renewed for an additional ten (10) day period (a “Renewal Period”) (up to a total of two (2) Renewal Periods for an aggregate of twenty (20) additional days).

Under the terms of the Exclusivity Agreement, Legacy TuHURA paid Kineta a fee in the amount of $5,000,000, with $2,500,000 paid at signing and an additional $2,500,000 paid on July 15, 2024. The fee is nonrefundable other than in the case of an uncured breach of the Exclusivity Agreement by Kineta. No later than two (2) business days after a Renewal Period started, TuHURA had to pay an additional $150,000 as an additional Exclusivity Payment, in an amount not to exceed $300,000 for the two (2) available Renewal Periods. On October 4, 2024, TuHURA paid Kineta $150,000 as an additional Exclusivity Payment for the first Renewal

Period. On October 15, 2024, TuHURA paid Kineta $150,000 as an additional Exclusivity Payment for the second Renewal Period. The Exclusivity Payments are credited against the Per Share Cash Consideration payable to Kineta stockholders pursuant to the Merger Agreement.

In conjunction with the Exclusivity Agreement, Legacy TuHURA sold 4,009,623 shares of its Legacy common stock in a private offering (which were exchanged for 717,321 shares of TuHURA common stock issued in connection with the consummation of the Kintara Merger) with a purchase price of $5,000,000 (the “July Private Placement”) to an existing Legacy TuHURA shareholder (the “Investor”). In connection with the July Private Placement, the Investor is entitled to a 1.5% royalty on certain sales by TuHURA of products based on KVA12123 upon certain transactions. Based on the current stage of clinical trials and inherent uncertainties surrounding the regulatory approval of KVA12123, the royalty is not currently probable and reasonably estimable. Therefore, TuHURA has not recognized or allocated any of the subscription proceeds for the Investor royalty agreement to a royalty obligation liability in the unaudited pro forma financial statements.

The Mergers

TuHURA, the Merger Subs, Kineta and the Stockholders Representative, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta, have entered into the Merger Agreement, which provides for the merger of Merger Sub I with and into Kineta, with Kineta continuing as the Surviving Entity in the First Merger, and immediately following, a merger of the Surviving Entity with and into Merger Sub II, with Merger Sub II continuing as the Surviving Company and as a wholly-owned privately held subsidiary of TuHURA in the Second Merger. The Merger Agreement governs the terms of the Mergers and is attached to this joint proxy statement/prospectus as Annex A.

At the Effective Time, each Share of Kineta Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will thereupon be converted automatically into and will thereafter represent the right to receive, without interest, (x) the number of validly issued, fully paid and non-assessable shares of TuHURA Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Share Consideration plus (ii) the Kineta Delayed Share Consideration and (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right. As of the Effective Time, all shares of Kineta Common Stock will no longer be outstanding, will automatically be canceled and will cease to exist, and will thereafter only represent the right to receive the Merger Consideration, if any, without interest, and in each case, the right, if any, to receive cash in lieu of fractional shares into which such shares of Kineta Common Stock have been converted into TuHURA Common Stock pursuant to the Merger Agreement.

No fractional shares of TuHURA Common Stock will be issued upon the conversion of shares of Kineta Common Stock pursuant to the Merger Agreement. Each holder of shares of Kineta Common Stock who would otherwise have been entitled to receive a fraction of a share of TuHURA Common Stock will receive, in lieu thereof and upon surrender thereof, a cash payment, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of TuHURA Common Stock based on the TuHURA Share Value (defined as $5.7528).

The number of shares of TuHURA Common Stock issued in the Mergers will not be based on market prices, but is fixed based on the TuHURA Share Value. However, although the number of shares of TuHURA Common Stock issuable in the Mergers will not fluctuate with market prices given that the TuHURA Share Value is fixed, the market value (e.g., the number of shares of TuHURA Common Stock received in the Mergers multiplied by the trading price of TuHURA Common Stock as of immediately prior to the Closing Date) of the Merger Consideration will fluctuate with the price of TuHURA Common Stock given TuHURA Common Stock is traded on the Nasdaq Capital Market. For illustrative purposes, if at the Effective Time, TuHURA Common Stock is trading at a market price in excess of the TuHURA Share Value, you will receive greater “market value” for your shares of Kineta Common Stock as you are receiving the same number of shares of TuHURA Common Stock given such calculation is based on the fixed value of the TuHURA Share Value. Conversely, if at the Effective Time, TuHURA Common Stock is trading at a market price that is less than the TuHURA Share Value, you will receive less “market value” for your shares of Kineta Common Stock as you are receiving the same number of shares of TuHURA Common Stock given such calculation is based on the fixed value of the TuHURA Share Value. The market price of TuHURA Common Stock has fluctuated prior to and after the date of the announcement of the Mergers and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Kineta special meeting. Accordingly, you should obtain current market quotations for TuHURA Common Stock and Kineta Common Stock before deciding how to vote on any of the proposals described in this joint proxy statement/prospectus. TuHURA Common Stock is traded on Nasdaq under the symbol “HURA.” Kineta Common Stock is traded on the OTC, under the symbol “KANT.”

Clinical Trial Funding Agreement

Simultaneously with the execution of the Merger Agreement, Kineta and TuHURA entered into a Clinical Trial Funding Agreement (the “CTF Agreement”), pursuant to which TuHURA has agreed to loan up to $900,000 to Kineta solely for the purpose of funding certain research and development expenses, as set forth in the CTF Agreement. Pursuant to the terms of the CTF Agreement, Kineta granted a security interest to TuHURA in the assets, rights, including patents, patent rights, patent application, product and development program assets, and other rights and assets, associated with, derived from, relating to, or used in connection with KVA12123 and the KVA12123 development program and clinical trial. Any amounts loaned to Kineta under the CTF Agreement shall be evidenced by a secured promissory note (the “CTF Note”), bearing interest at 5% simple interest per annum, payable on the earlier of (a) following the Closing, any date on which TuHURA demands payment by written notice to Kineta or (b) if the Merger Agreement is terminated, within ten days following the date of such termination.

No proceeds of the CTF Note may be used for any other purposes, including without limitation, paying any operating, transaction or other expenses of Kineta. The CTF Note includes customary protective provisions for the benefit of TuHURA as a lender.

Under the terms of the CTF Agreement, previous advances made by TuHURA to Kineta prior to the execution of the CTF Agreement with the intent of helping Kineta to contract research organization and other vendors reasonably acceptable to TuHURA for the continued development of the KVA12123 assets and related clinical trials (collectively, the “Existing Advances”), will aggregate with the principal of the additional funds advanced subsequent to December 11, 2024 (see below and as reflected within Pro Forma Adjustment A in Note 4 of the notes to the unaudited pro forma condensed combined financial information), however they will not accrue any interest.

The total amount of funding able to be advanced under the terms of the CTF Agreement, notwithstanding the mutual consent of both TuHURA and Kineta, is an aggregate principal amount equal to the Existing Advances plus $900,000. There were four Existing Advances made between September 18, 2024, and December 9, 2024 that totaled $694,503, which will be included in the aggregate principal amount for the purposes of making any future advances under the total CTF Agreement’s funding cap (i.e. $900,000 plus $694,503, or $1,594,503, as of the date of the CTF Agreement’s execution). The Existing Advances funded prior to the execution of both the CTF Agreement as well as the Merger Agreement represent advances already made by TuHURA to Kineta in connection with the exclusivity agreement and are included as a credit against the cash component of the Merger Consideration to be paid to Kineta stockholders in the Mergers. Any future Advances made under the CTF Agreement will not count towards the Merger Consideration. As of December 31, 2024, only the four Existing Advances described in the CTF Agreement had been made for $694,503. Through the date of this unaudited pro forma condensed combined financial information, the total subsequent CTF Notes that have been made aggregate to an additional principal amount of $851,809 funded under the CTF agreement (reflected within Pro Forma Adjustment A in Note 4 of the notes to the unaudited pro forma condensed combined financial information).

The Concurrent Investment

In connection with the Merger Agreement and as a condition precedent to the completion of the Mergers, the Company plans to enter into subscription agreements with interested investors to purchase TuHURA Common Stock for gross proceeds of at least $20,000,000. TuHURA has not currently executed any subscription agreement in connection with the contemplated Concurrent Investment. The Concurrent Investment is presented in the unaudited pro forma condensed combined financial statement as contemplated since it is a condition of closing of the Mergers. The Concurrent Investment is currently estimated for purposes of these pro formas to be the issuance of 4,952,579 shares of TuHURA Common Stock at a purchase price of approximately $4.0383 per share (based on the 10-day Volume-weighted average price, or “VWAP”, of the TuHURA share price as of April 30, 2025, which will be adjusted based on the 10-day VWAP as of the date that each investor subscribes to the Concurrent Investment) with net proceeds of $18,400,000 after $1,600,000 of estimated equity issuance costs (the Concurrent Investment is reflected within Pro Forma Adjustment C in Note 4 of the notes to the unaudited pro forma condensed combined financial information).

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2024

	TuHURA Biosciences, Inc.	Kineta (Historical)	Additional Financings		Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$12,657,178	$633,501	$851,809	A	$(1,600,993)	F1	$32,382,525
			(851,809)	A	$(2,575,000)	F2
			750,000	B	$1,305,724	H
			(750,000)	B
			18,400,000	C
			3,562,115	D
Restricted cash	—	4,354	—		—		4,354
Prepaid expenses and other current assets	958,708	380,930	—		—		1,339,638
Deposits, planned business acquisition	5,994,503	—	—		(5,994,503)	E	—

Total current assets	19,610,389	1,018,785	21,962,115		(8,864,772)		33,726,517
Property and equipment, net	123,366	—	—		—		123,366
Operating right-of-use assets	199,160	—	—		—		199,160
In-process research and development	—	—	—		1,160,000	E	1,160,000
Goodwill	—	—	—		33,095,497	E	33,095,497
Other noncurrent assets	33,769	—	—		—		33,769

Total assets	$19,966,684	$1,018,785	$21,962,115		$25,390,725		$68,338,309

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$5,170,166	$6,262,902	$—		$(168,050)	F1	$12,443,322
					$1,051,085	F2
					127,219	E
Exclusivity payment and advances	—	5,994,503	—		(5,994,503)	E	—
Notes payable, current portion	—	628,664	—		—		628,664
Lease liabilities, current	159,844	—	—		—		159,844

Total current liabilities	5,330,010	12,886,069	—		(4,984,249)		13,231,830
Long-term liabilities:
Lease liabilities, noncurrent	42,698	—	—		—		42,698

Total long-term liabilities	42,698	—	—		—		42,698

Total liabilities	5,372,708	12,886,069	$—		(4,984,249)		13,274,528

	TuHURA Biosciences, Inc.	Kineta (Historical)	Additional Financings		Pro Forma Adjustments		Pro Forma Combined
Stockholders’ Equity (Deficit):
Preferred stock Series A (assumed in merger); $1.00 par value, 278,530 shares outstanding as of December 31, 2024	278,530	—	—		—		278,530
Common stock, $0.001 par value, 75,000,000 shares authorized; 42,323,759 shares issued and outstanding as of December 31, 2024	42,324	—	4,953	C	$3,869	E	52,799
			1,653	D
Common stock, $0.001 par value; 125,000,000 shares authorized as of December 31, 2024; 12,265,496 shares issued and outstanding as of December 31, 2024	—	12,265	—		(18,153)	E	—
					$1,225	G
					$4,663	H
Additional paid-in capital	125,397,691	170,878,019	18,395,047	C	$(149,920,730)	E	169,610,325
			3,560,462	D	(1,225)	G
					1,301,061	H
Accumulated deficit	(111,124,569)	(182,921,700)	—		(1,432,943)	F1	(114,877,873)
					(3,626,085)	F2
					184,227,424	E

Total stockholders’ equity (deficit) attributable to TuHURA Biosciences, Inc. and Kineta, Inc.	14,593,976	(12,031,416)	21,962,115		30,539,106		55,063,781
Noncontrolling interest	—	164,132	—		(164,132)	E	—

Total stockholders’ equity (deficit)	14,593,976	(11,867,284)	21,962,115		30,374,974		55,063,781

Total liabilities and stockholders’ equity (deficit)	$19,966,684	$1,018,785	$21,962,115		$25,390,725		$68,338,309

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

	TuHURA Biosciences, Inc. Historical	Kintara Historical	Pro Forma Adjustments		TuHURA Biosciences, Inc. Pro Forma Combined	Kineta (Historical)	Pro Forma Adjustments		Pro Forma Combined
Operating expenses:
Research and development expenses	13,335,316	945,143	—		14,280,459	5,386,821	—		19,667,280
General and administrative expenses	4,314,176	5,733,582	3,386,840	CC	13,434,598	8,144,709	1,432,943	EE(i)	26,638,335
							3,626,085	EE(ii)

Operating Loss	(17,649,492)	(6,678,725)	(3,386,840)		(27,715,057)	(13,531,530)	(5,059,028)		(46,305,615)
Other (expense) income:
Foreign exchange	—	(1,568)	—		(1,568)	—	—		(1,568)
Grant income	57,627	—	—		57,627	—	—		57,627
Interest income (expense), net	(3,776,669)	184,549	(4,138,301)	AA	(7,730,421)	249,591	—		(7,480,830)
Change in fair value of rights from Private Placement	—	—	—		—	(3,832,400)	—		(3,832,400)
Change in fair value measurement of notes payable	—	—	—		—	(9,420)	—		(9,420)
Other income (expense), net	—	—	—		—	(12,862)	—		(12,862)
Change in fair value of derivative liability	(313,772)	—	313,772	BB	—	—	—		—

Total other (expense) income	(4,032,814)	182,981	(3,824,529)		(7,674,362)	(3,605,091)	—		(11,279,453)

Net loss	$(21,682,306)	$(6,495,744)	$(7,211,369)		$(35,389,419)	$(17,136,621)	$(5,059,028)		$(57,585,068)
Series A Preferred cash dividend	(2,089)	(6,356)			(8,445)	—			(8,445)
Series C Preferred cash dividend	—	(12,839)	12,839	DD	—	—			—
Deemed dividend on warrant modifications	(965,177)	—			(965,177)	—			(965,177)
Net income (loss) attributable to noncontrolling interest	—	—			—	(5,094)			(5,094)

Net loss attributable to common stockholders	$(22,649,572)	$(6,514,939)			$(36,363,041)	$(17,131,527)			$(58,553,596)

Basic and fully diluted loss per share	$(1.21)	$(0.25)				$(1.42)

Basic and fully diluted weighted average number of shares	18,662,690	26,352,189				12,100,149

Net loss per share - basic and diluted (See Note 5)					(0.86)				(1.11)

Weighted average shares outstanding - basic and diluted(1)					42,284,525				52,798,639

(1)	Based on the 1-35 reverse share split effected at the discretion of Kintara’s Board of Directors immediately prior to the consummation of the Kintara Merger on October 18, 2024 (see Note 5).

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of Transactions

Kintara Merger (Reverse Recapitalization)

On April 2, 2024, Kintara entered into an agreement and plan of merger with a wholly owned subsidiary of Kintara and Legacy TuHURA. Pursuant to the terms of such agreement, a reverse merger was effected whereby Kintara’s wholly owned subsidiary merged with and into Legacy TuHURA, with Legacy TuHURA continuing as a wholly owned subsidiary of Kintara, which then changed its name to “TuHURA Biosciences, Inc.”

Upon consummation of the Kintara Merger, all shares of common stock of Legacy TuHURA outstanding immediately prior to such time (after giving effect to the conversion of Legacy TuHURA preferred stock and excluding certain excluded and dissenting shares) were converted into and became exchangeable for approximately 57,994,291 shares of common stock of Kintara based on an exchange ratio calculated as follows:

1-35 reverse share split
(a) Legacy TuHURA’s estimated ownership of shares of TuHURA Common Stock post-Kintara Merger on a fully-diluted basis	57,994,291
(b) Legacy TuHURA’s pre-Kintara Merger outstanding shares on a fully-diluted basis	324,171,554

Estimated exchange ratio: equal to (a) divided by (b)	0.1789

The exchange ratio was for the effect and purpose of determining the number of shares of common stock of Kintara to be issued to Legacy TuHURA stockholders (or became issuable to Legacy TuHURA option and warrant holders in respect of such options and warrants) based on the relative valuations of the companies and the fully-diluted shares of each of Kintara and Legacy TuHURA as of immediately prior to the closing of the Kintara Merger. For purposes of calculating the exchange ratio, (i) shares of common stock of Kintara underlying Kintara stock options and warrants outstanding as of immediately prior to the closing of the Kintara Merger with an exercise price per share of less than or equal to $0.20 were deemed to be outstanding and (ii) all shares of common stock of Legacy TuHURA underlying outstanding, Legacy TuHURA preferred stock, Legacy TuHURA options, and Legacy TuHURA warrants were deemed to be outstanding.

Based on the relative valuations as of the date when the Kintara Merger closed, there were no material difference between the fair value and cash value of the options and warrants and as such, they are presented at their cash value on the unaudited pro forma condensed combined financial statements.

After taking into account the conversion of the Notes but without taking into account the possible issuance of shares of common stock upon the achievement of the Milestone as set forth in the CVR Agreement, immediately after the Kintara Merger, Legacy TuHURA stockholders owned approximately 95.6% of the combined company and Kintara stockholders owned approximately 4.4% of the combined company. The unaudited pro forma condensed combined financial information has been prepared to give pro forma effect with respect to the reverse share split, as effected on October 18, 2024, immediately prior to the closing of the Kintara Merger of the then-issued and outstanding shares of common stock of Kintara (1-35 reverse share split):

	Shares (after 1-35 reverse share split as effected)(1)(2)(3)(4)	Approx. %
Legacy TuHURA stockholders pre-transaction	40,441,605	95.6%
Kintara public stockholders pre-Kintara Merger	1,842,920	4.4%

TuHURA Biosciences, Inc. Common Stock	42,284,525	100.0%

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1)

Includes (i) 13,462,217 shares issued to Legacy TuHURA common stockholders, (ii) 14,552,461 shares issued to Legacy TuHURA preferred stockholders and 2,500,315 shares included within the preferred dividends, and (iii) 9,926,612 shares issued to holders of Notes as-converted upon closing of the Kintara Merger.

(2)

Excludes (i) 6,587,057 shares underlying the options issued to Legacy TuHURA stockholders, (ii) 7,305,663 shares underlying the warrants issued to Legacy TuHURA stockholders and (iii) 3,659,967 shares underlying the warrants issued to Note holders.

(3)

Includes (i) 1,590,561 shares resulting from the 1-35 share split and (ii) 252,359 additional shares issued to holders of the Kintara common stock after rounding up all fractional shares resulting from the 1-35 share split to the nearest whole number

(4)	Excludes 1,539,958 shares underlying the CVR Agreement.

Legacy TuHURA Note Financing

On December 1, 2023, Legacy TuHURA’s board of directors approved the private offering of the convertible promissory notes debt to certain accredited investors in an aggregate principal amount of up to $15,000,000 to be used primarily to fund Legacy TuHURA’s clinical development plan and general corporate expenses (the “Notes”). The Notes bore simple interest at a rate of 20% per annum, which was computed on the basis of a 365-day year. On March 29, 2024, Legacy TuHURA’s board of directors approved increasing the aggregate principal amount of the Notes to be issued to $35,000,000 as well as that in the event a holder subscribed to purchase Notes in the aggregate principal amount of $4,000,000 or more, then such holders would be granted a warrant to purchase shares of common stock of Legacy TuHURA equal to (i) 50% of the aggregate principal amount of the Note purchased by such holder divided by (ii) $0.68. In connection with the Kintara Merger, all outstanding principal and accrued but unpaid interest under the Notes were automatically converted into shares of TuHURA Common Stock.

Contingent Value Rights Agreement

Immediately prior to the reverse share split that was consummated immediately prior to the closing of the Kintara Merger on October 18, 2024, Kintara entered into the CVR Agreement with the Rights Agent, pursuant to which holders of record of Kintara Common Stock and Warrants, in each case, immediately prior to the effected reverse share split, will receive one CVR for each outstanding share of Kintara Common Stock held by such stockholder (or, in the case of the warrants, each share of Kintara Common Stock for which such warrant is exercisable). Each CVR shall entitle the holder thereof to receive its portion of 1,539,958 CVR Shares if TuHURA Biosciences, Inc., as the surviving corporation post-Kintara Merger, achieves the Milestone (defined below and in the CVR Agreement).

The issuance of the CVR Shares is solely based on conducting a study of REM-001 with a certain number of participants, including having those said participants complete a level of follow-up within the appropriate duration required in order to complete the trials (the “Milestone”) and is not contingent on any future outcome of the study, clinical trials, commercialization, or economic benefit to be derived from REM-001. TuHURA, now as the surviving corporation post-Kintara Merger, is not obligated to develop REM-001 besides using commercially reasonable efforts to achieve this Milestone and commercially reasonable efforts shall not require TuHURA to expend monetary resources in excess of $700,000 after taking into account the amount Legacy Kintara reasonably stated it was eligible for and will be reimbursed (or already reimbursed) by $2,000,000 in NIH grants under Federal Award Number 1R44CA281615-01.

Legacy TuHURA determined before the closing date that any in-process research and development assets of Kintara potentially remaining as of the Merger would not have significant value when compared to the gross assets obtained through the Merger and, other than completing the NIH-funded 15-patient REM-001 Study as

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

described above, Legacy TuHURA never had any intention to start up development efforts for any of Kintara’s legacy clinical studies following the Merger. However, TuHURA Biosciences, Inc. still anticipates the successful enrollment of the ten CMBC patients and that such patients will complete the required follow-up to satisfy the Milestone. Based on these factors, TuHURA’s management has concluded that it is probable that the Milestone of the Legacy Kintara clinical studies pursuant to the CVR Agreement will be achieved and the CVR shares in the combined Company to be issued.

Based on management’s analysis, the CVRs were identified as freestanding financial instruments and determined to be indexed to TuHURA’s own stock, as they are now to be settled in the combined Company TuHURA’s Common Stock. Further, the CVR financial instruments are not mandatorily redeemable as the instruments do not require TuHURA to redeem them for cash or other assets at a fixed or determinable date, or upon an event that is certain to occur and the CVRs do not represent an unconditional obligation requiring TuHURA to redeem the instruments. The CVRs did not represent outstanding shares of Kintara Common Stock and do not represent outstanding shares of TuHURA Common Stock, and the CVRs do not obligate TuHURA to buy back some or all of its shares. As such, the CVRs are not precluded from being classified within equity. Given the CVRs are initially being recorded within Equity, if the CVR Milestone were to be achieved, the combined Company would issue additional Common Stock, thereby resulting in a reclass of the CVRs from Additional paid-in capital - CVRs to Common Stock and Additional paid-in capital. As a result, the accounting for the CVR is determined to have zero net effect on total equity within the TuHURA historical consolidated balance sheet as of December 31, 2024.

Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized if the contracts continue to be classified in equity. TuHURA estimated the valuation of the CVR arrangement. Since the Milestone is based on ten participants in the REM-001 study and 8 weeks of follow-up, management determined that the achievement of the Milestone is probable at the time of the filing of this registration statement. The Kintara Merger Agreement specifies achievement of the Milestone will result in the issuance of the CVR Shares. TuHURA leveraged the fair value level 1 input of the closing price of TuHURA’s Common Stock on April 21, 2025, of $4.09 multiplied by 1,539,938 shares resulting in an estimated valuation of the CVR Shares of approximately $6,298,346.

Common Stock Purchase Warrants (“Penny Warrants”) Issued for Transaction Costs Incurred

Following the consummation of the Reverse Recapitalization with Kintara, and in connection with certain transaction costs that would have been due for underwriting and other fees due to the investment bank as a result of the closing of the merger with Kintara, the newly combined TuHURA entered into an arrangement with the investment bank, whereby TuHURA would pay $2,000,000 immediately after the close, $500,000 within 60 days after the close, and also issue the investment bank unregistered common stock purchase warrants to purchase up to 297,029 shares of common stock of TuHURA, $0.001 par value, at an exercise price of $0.01 per share (the “Penny Warrants”). The underlying shares of the Penny Warrants are considered to be issued and outstanding for the purposes of calculating share capitalization and also in the context of basic earnings per share.

The aggregate $2,500,000 of costs pertaining to the Reverse Recapitalization noted above (comprised of $2,000,000 being paid in cash after the close and $500,000 to be paid within 60 days after the close) are already reflected within the historical TuHURA consolidated balance sheet and financial statements as of and for the year ended December 31, 2024, along with the other transaction costs incurred for the Kintara Merger. TuHURA incurred and paid approximately $250,000 of additional costs to the same investment bank for advisory fees incurred in connection with the Proposed Transaction with Kineta, and those additional fees are reflected within Pro Forma Adjustment F in Note 4 of the notes to the unaudited pro forma condensed combined financial information along with the other estimated transaction costs incurred and expected for the Mergers.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Penny Warrants have an actual expiration date of April 19, 2027, however, will be assumed to be exercised and converted into common stock due to their nominal exercise price ($0.01 per warrant per share). Based on management’s analysis, the Penny Warrants were identified as freestanding financial instruments and determined to be indexed to TuHURA’s own stock, as they were initially issued in lieu of transaction fees to close the Reverse Recapitalization but now are to be settled in the combined Company TuHURA’s Common Stock; and therefore have been determined to be an equity instrument rather than being a liability-classified warrant. Further, the Penny Warrants are not mandatorily redeemable as the instruments do not require either counterparty to redeem them for cash or other assets at a fixed or determinable date, or upon an event that is certain to occur and the Penny Warrants do not represent an unconditional obligation requiring either counterparty to redeem the instruments.

The Penny Warrants were not agreed upon nor issued until over a month after the close of the Reverse Recapitalization, and they do not represent outstanding shares of Legacy TuHURA Common Stock or any other equity instrument, and the Penny Warrants do not obligate TuHURA to buy back some or all of its shares in any case. As such, the Penny Warrants are not precluded from being classified within equity.

Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized if the contracts continue to be classified in equity. TuHURA estimated the valuation of the Penny Warrants upon issuance based on a Black-Scholes simulation with key inputs and assumptions such as stock price, term, dividend yield, risk-free rate, and volatility; resulting in a fair value ascribed to the Penny Warrants of $1,642,867. As previously stated, however, the Penny Warrants were also issued as equity issuance costs by TuHURA to the investment bank in lieu of cash payment for fees that were directly attributable to the consummation of the Reverse Recapitalization. As Legacy TuHURA was treated as the accounting acquirer for reporting purposes, these offering costs were treated as a reduction to Additional paid-in capital, however, the issuance of the underlying shares and increase to outstanding equity would effectively offset the reduction to Additional paid-in capital and the only impacts would be to the common shares outstanding of TuHURA by 297,029 once exercised.

Given the Penny Warrants were recorded within Equity and were also issued by TuHURA in lieu of paying equity issuance costs in connection with the consummation of the Kintara Merger, the assumption of the Penny Warrants being exercised would imply the issuance of additional Common Stock, thereby resulting in a reclassification of the Penny Warrants from Additional paid-in capital - Penny Warrants to Common Stock and Additional paid-in capital. As these Penny Warrants were issued in connection with the consummation of the Kintara Merger and were all still outstanding as of December 31, 2024, the accounting for the Penny Warrants is determined to have zero net effect on total equity within the historical balance sheet of TuHURA but assumed to be exercised for the unaudited pro forma condensed combined financial information as of December 31, 2024. The shares underlying the Penny Warrants are assumed to be outstanding when presenting the share capitalization of the Company and in calculating basic and diluted loss per share amounts, and the impacts to these amounts after assuming their exercise is presented in the unaudited pro forma condensed combined pro forma financial information (reflected within adjustment D in Note 4 in the notes to the unaudited pro forma condensed combined financial information).

Kineta Exclusivity Agreement, July 2024 Private Placement

On July 8, 2024, Kineta and Legacy TuHURA entered into the Exclusivity Agreement for the potential acquisition of Kineta’s KVA12123 anti-VISTA antibody and related rights and assets associated with and derived from the asset.

KVA12123 is a rationally targeted, anti-VISTA antibody checkpoint inhibitor designed to reverse VISTA immune suppression and remodel the tumor microenvironment (TME) to overcome acquired resistance to immunotherapies.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Pursuant to the Exclusivity Agreement, among other things, Kineta granted Legacy TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123 during the period commencing as of July 3, 2024 and continuing through the first to occur of (a) the execution of a definitive agreement with TuHURA or one or more of its affiliates and (b) 11:59 PM Eastern Time on October 1, 2024, which was subject to extension (the “Exclusivity Period”). In accordance with the Exclusivity Agreement, as the parties were engaged in good faith discussions regarding the Mergers on the date on which the Exclusivity Period (or a renewal thereof) was scheduled to expire and since Legacy TuHURA had not yet closed the Kintara Merger, then the Exclusivity Period automatically renewed for an additional ten (10) day period (a “Renewal Period”) (up to a total of two (2) Renewal Periods for an aggregate of twenty (20) additional days).

Under the terms of the Exclusivity Agreement, Legacy TuHURA paid Kineta a fee in the amount of $5,000,000, with $2,500,000 paid at signing and an additional $2,500,000 paid on July 15, 2024. The fee is nonrefundable other than in the case of an uncured breach of the Exclusivity Agreement by Kineta. No later than two (2) business days after the Renewal Period started, TuHURA had to pay an additional $150,000 as an additional Exclusivity Payment, in an amount not to exceed $300,000 for the two (2) available Renewal Periods. On October 4, 2024, TuHURA paid Kineta $150,000 as an additional Exclusivity Payment for the first Renewal Period. On October 15, 2024, TuHURA paid Kineta $150,000 as an additional Exclusivity Payment for the second Renewal Period. The Exclusivity Payments are credited against the Per Share Cash Consideration payable to Kineta stockholders pursuant to the Merger Agreement.

In conjunction with the Exclusivity Agreement, Legacy TuHURA sold 4,009,623 shares of its Legacy common stock in a private offering (which were exchanged for 717,321 shares of TuHURA Common Stock issued in connection with the consummation of the Kintara Merger) with a purchase price of $5,000,000 (the “July Private Placement”) to an existing Legacy TuHURA shareholder (the “Investor”). In connection with the July Private Placement, the Investor is entitled to a 1.5% royalty on certain sales by TuHURA of products based on KVA12123 upon certain transactions. Based on the current stage of clinical trials and inherent uncertainties surrounding the regulatory approval of KVA12123, the royalty is not currently probable and reasonably estimable. Therefore, TuHURA has not recognized or allocated any of the subscription proceeds for the Investor royalty agreement to a royalty obligation liability in the unaudited pro forma condensed combined financial statements.

The Mergers

On December 11, 2024, TuHURA entered into the Merger Agreement with Kineta whereby it is proposed that TuHURA would acquire Kineta, including the rights to Kineta’s novel KVA12123 antibody, for a combination of cash and shares of TuHURA Common Stock. The Mergers are expected to be accounted for as a business combination using the acquisition method of accounting in accordance with U.S. GAAP.

As stated in the Introduction, the Mergers are expected to be accounted for as a business combination in which TuHURA will acquire Kineta, including the rights to Kineta’s novel KVA12123 antibody. Under the terms of the Merger Agreement, upon the completion of the Proposed Transaction, Kineta stockholders will receive their pro rata share (based on the number of Kineta fully diluted shares held by them) of aggregate Merger consideration in the Mergers consisting of a combination of cash and shares of TuHURA Common Stock.

After taking into account the issuance of additional TuHURA shares reserved for the Initial Share Consideration, as adjusted for certain estimated purchase price adjustments based on the calculation of the total Merger Consideration on a pro forma basis as included herein, and the Kineta Delayed Share Consideration, as

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

estimated immediately after the Mergers, TuHURA Biosciences, Inc. stockholders will own approximately 92.7% of the TuHURA Common Stock outstanding following the Closing and Kineta stockholders will own approximately 7.3% of the TuHURA Common Stock outstanding, which could be adjusted further as the stock consideration to be issued as Merger Consideration is subject to adjustment in accordance with the Merger Agreement. The unaudited pro forma condensed combined financial information has been prepared to give pro forma effect with respect to both the reverse share split, as effected on October 18, 2024 for the Kintara Merger, as well as the additional issuance of shares and related transactions surrounding the Merger Consideration in the Mergers for Kineta shareholders.

	Share Ownership Post-Mergers	Approx. %
TuHURA Biosciences, Inc. stockholders at the Effective Time of the Mergers(1)(2)	48,930,004	92.7%
Kineta, Inc. public stockholders at the Effective Time of the Mergers(3)	3,868,635	7.3%

Pro Forma Common Stock	52,798,639	100.0%

(1)

Includes (i) 42,284,525 shares issued and outstanding to TuHURA common stockholders following the closing of the Kintara Merger, (ii) 297,029 shares underlying the penny warrants issued to underwriters in lieu of cash payment notes, as-converted upon their issuance, (iii) 1,395,871 shares issued and outstanding for those TuHURA warrant holders who exercised their warrants subsequent to closing of the Kintara Merger (consisting of 39,234 exercises prior to December 31, 2024 and 1,356,637 additional exercises subsequent to December 31, 2024), and (iv) 4,952,579 estimated shares issued in connection with the Concurrent Investment agreement which is a condition precedent to the closing of the Mergers

(2)

Excludes (i) 6,403,818 shares underlying the options issued to TuHURA stockholders, (ii) 9,213,983 shares underlying the warrants issued to TuHURA stockholders and Note holders in connection with the Kintara Merger, and (iii) 1,539,958 shares underlying the CVR Agreement

(3)

Includes (i) 2,738,751 shares assumed to be issued as the “Initial Share Consideration” share component of the aggregate Merger Consideration in the Mergers, after taking into account the estimated Deficit Cash Consideration, and (ii) 1,129,884 shares issued as the “Kineta Delayed Share Consideration” share component of the aggregate Merger Consideration in the Mergers for historical Kineta common stockholders based on their pro rata share of Kineta’s historical equity (based on the number of Kineta fully diluted shares held by them at the Effective Time)

The cash component of the aggregate Merger Consideration in the Mergers will be a base cash amount of approximately $6,000,000 (consisting of a value of $12,000,000 minus the approximate $6,744,503 advanced to Kineta under the Exclusivity, Right of First Offer, Existing Advances included in the CTF Agreement, and Loaned Amounts assumed through the Closing Date for working capital needs pursuant to the Merger Agreement) less the sum of Kineta’s working capital deficit at the closing of the Proposed Transaction. The share component of the aggregate Merger Consideration in the Mergers will consist of an aggregate maximum of up to approximately 3,998,051 shares of TuHURA common stock (currently estimated to be approximately 3,868,635 shares based on certain adjustments assumed herein to the Initial Share Consideration, including an estimated $744,503 Deficit Cash Consideration), subject to a six-month holdback of approximately 1,129,884 of such shares to satisfy certain additional liabilities of the closing date that may be identified after the closing. As additional Merger Consideration in the Mergers, Kineta stockholders will be entitled to receive their pro rata share of certain payments that Kineta may receive after the closing from the potential pre-closing sale by Kineta of certain non-KVA12123 products and technologies.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

TuHURA and Kineta CTF Agreement

In connection with the New Merger Agreement, TuHURA and Kineta entered into a Clinical Trial Funding Agreement under which TuHURA agreed to continue to fund clinical trial expenses for KVA12123 in an additional amount of up to $900,000, excluding the Existing Advances already financed, which may be increased upon mutual agreement. The Merger Agreement also provides that Kineta may request the extension of additional working capital loans from TuHURA in increments of $250,000 on dates specified within the Merger Agreement; the last of which is to be advanced by TuHURA to Kineta on or before June 3, 2025, with that amount being contingent upon TuHURA’s receipt of (A) proceeds from the Concurrent Investment or (B) proceeds from TuHURA’s stockholder warrant exercise payments due on May 30, 2025.

As of December 31, 2024, there had been no CTF Notes issued under the CTF Agreement; however, as of December 31, 2024 there were four Existing Advances totaling $694,503. These Existing Advances represent advances already made by TuHURA to Kineta in connection with the exclusivity agreement and are included as a credit against the cash component of the Merger Consideration to be paid to Kineta stockholders in the Mergers.

Through the date of this unaudited pro forma condensed combined financial information, the total principal amount of CTF Notes funded under the CTF agreement was $851,809 (reflected within Pro Forma Adjustment A in Note 4 of the notes to the unaudited pro forma condensed combined financial information). Additionally, there have been $750,000 of working capital loans made by TuHURA to Kineta subsequent to December 31, 2024, which is the expected amount that TuHURA will loan for Kineta’s working capital needs in increments of $250,000 on or before the dates specified in the Merger Agreement through the Closing of the Mergers (reflected within Pro Forma Adjustment B in Note 4 of the notes to the unaudited pro forma condensed combined financial information).

TuHURA Concurrent Investment

In connection with the Merger Agreement and as a condition precedent to the completion of the Mergers, the Company plans to enter into subscription agreements with interested investors to purchase TuHURA Common Stock for gross proceeds of at least $20,000,000. TuHURA has not currently executed any subscription agreement in connection with the contemplated Concurrent Investment. The Concurrent Investment is presented in the unaudited pro forma condensed combined financial statement as contemplated since it is a condition of closing of the Mergers. The Concurrent Investment is currently estimated for purposes of these pro formas to be the issuance of 4,952,579 shares of TuHURA Common Stock at a purchase price of approximately $4.0383 per share (estimated based on the 10-day VWAP of the TuHURA share price as of April 30, 2025) resulting in net proceeds of $18,400,000 after taking into account $1,600,000 of equity issuance costs recognized as a reduction to Additional paid-in capital (the Concurrent Investment is reflected within Pro Forma Adjustment C in Note 4 of the notes to the unaudited pro forma condensed combined financial information).

The Merger Agreement has been unanimously approved by the boards of directors of both companies and is subject to Kineta stockholder approval. The completion of the Proposed Transaction is also subject to the satisfaction or waiver of certain other conditions, such as the approval by TuHURA’s stockholders of an increase in the number of authorized shares of TuHURA common stock, Kineta’s working capital deficit not exceeding $6,000,000 at the time of closing, the effectiveness of a registration statement on Form S-4 registering the shares of TuHURA common stock issuable to the Kineta stockholders in the Mergers, and other customary closing conditions. The Proposed Transaction is currently expected to close in the second quarter of 2025. Pursuant to the Merger Agreement, if the Proposed Transaction has not been or is not expected to be completed by June 30, 2025, TuHURA may provide written notice on or prior to that date to extend the End Date to no later than July 31, 2025, provided that as a condition to making such extension, TuHURA shall advance to the Company an amount equal to $250,000 to fund additional Kineta expenses, of which the amount shall not increase the Loaned Amount for the purposes of calculating the Merger Consideration.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 2. Basis of Presentation

Kintara Merger (Reverse Recapitalization)

The Kintara Merger was accounted for as a reverse recapitalization, where the assets and liabilities of Kintara were recorded at their carrying values, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Kintara was treated as the “accounting acquiree” and Legacy TuHURA as the “accounting acquirer” for financial reporting purposes. The determination of Legacy TuHURA as the accounting acquirer was primarily based on the evaluation of the following facts and circumstances:

•	The pre-combination equity holders of Legacy TuHURA held the majority of voting rights after the Kintara Merger,

•	Legacy TuHURA appointed four of the five board seats of TuHURA after the Kintara Merger,

•	Executive management of Legacy TuHURA comprised the executive management of TuHURA after the Kintara Merger, and

•	Operations of Legacy TuHURA comprised the majority of ongoing operations of TuHURA after the Kintara Merger.

Accordingly, for accounting purposes, the Kintara Merger was treated as the equivalent of Legacy TuHURA issuing shares for the net assets of Kintara, followed by a recapitalization. The net assets of Legacy TuHURA were stated at historical cost. Operations prior to the Kintara Merger were those of Legacy TuHURA.

The Mergers

The Mergers are expected to be accounted for as a business combination, using the acquisition method of accounting. Under the acquisition method of accounting, the Mergers are accounted for by recognizing the acquired assets, including separately identifiable intangible assets, including in-process research and development, and assumed liabilities at their acquisition-date fair values. Any excess of the fair value of the Merger Consideration issued to the stockholders of Kineta above the acquisition-date fair values of these identifiable assets and liabilities is recognized as goodwill.

TuHURA was determined to be the “accounting acquirer” in the Mergers for financial reporting purposes with Kineta being the “accounting acquiree” for financial reporting purposes. The determination of the Mergers being accounted for as business combination, and for TuHURA being the accounting acquirer is based primarily on evaluation of the following facts and circumstances:

•

TuHURA securityholders are expected to own approximately 92.7% of the combined TuHURA Common Stock outstanding immediately following the Effective Time when all former Kineta shareholders are issued their pro rata share of the maximum 3,998,051 shares of TuHURA common stock to be issued (currently estimated to be 3,868,635 shares based on anticipated purchase price adjustments to the Initial Share Consideration) as the share component of the consideration transferred in accordance with the amended Merger Agreement,

•	The TuHURA Board of Directors will remain the same after the Mergers,

•	TuHURA’s current senior management will remain the same after the Mergers, and

•	Operations of TuHURA will comprise the majority of the continuing operations of TuHURA after the Mergers.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

As a result of TuHURA being treated as the acquiring company for financial reporting purposes, if the Mergers are consummated, among other things, the historical financial statements of TuHURA will remain the historical consolidated financial statements of the company. Results from operations prior to the Kintara Merger are those of Legacy TuHURA and, as such, results from operations prior to the Mergers are those of TuHURA.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 gives effect to the Transactions as if they occurred on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 gives effect to the Transaction as if it occurred on January 1, 2024. These periods are presented on the basis that Legacy TuHURA and TuHURA are treated as the acquirer for accounting purposes for both the Kintara Merger and the Mergers, respectively.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that TuHURA management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated, including that differences between the acquisition method of accounting estimates of fair value and the final acquisition accounting may occur. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the differences may be material. TuHURA management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of TuHURA after the Transactions. They should be read in conjunction with the separate historical audited and unaudited financial statements and notes thereto of Legacy TuHURA, Kintara, and Kineta as filed with the SEC and included elsewhere in this joint proxy statement/prospectus.

Immediately prior to the consummation of the Kintara Merger, Legacy TuHURA preferred stock converted into shares of common stock of Legacy TuHURA that subsequently was converted into and became exchangeable for shares of common stock of Kintara which were issued upon completion of the Kintara Merger on October 18, 2024 and in accordance with the exchange ratio.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Legacy TuHURA incurred significant losses during the historical periods presented.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations for TuHURA Biosciences, Inc. are based upon the number of the combined company’s common shares outstanding following the reverse share split of 1-35 as effected on October 18, 2024, as if the Reverse Recapitalization had occurred on January 1, 2024, as well as for all the transactions that would impact the equity structure of TuHURA in order to consummate the Kintara Merger, assuming the Mergers occurred on January 1, 2024.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 3. Accounting Polices

Upon consummation of the Mergers, management will perform a comprehensive review of the entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of TuHURA. Based on the initial analyses performed, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

As a result of TuHURA being treated as the acquiring company for financial reporting purposes in both of the Transactions, the unaudited condensed combined pro forma financial information has been prepared on a basis consistent with the historical financial statements of TuHURA. As part of the preparation of the unaudited pro forma condensed combined financial information under this basis, certain reclassifications were made to align Kintara’s and Kineta’s financial statement presentation with that of TuHURA.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical audited and unaudited financial statements of Legacy TuHURA, Kintara, and Kineta, as filed with the SEC and included elsewhere in this joint proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only. The Company includes additional financing transactions and transaction accounting adjustments in the unaudited pro forma condensed combined balance sheet as if they had occurred as of December 31, 2024 and in the unaudited pro forma condensed combined statement of operations as if they had occurred as of the earliest period presented, January 1, 2024.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of TuHURA Common Stock outstanding following the reverse share split of 1-35 as effected on October 18, 2024 for the Reverse Capitalization, and assuming the share issuances expected in connection with the Mergers occurred on January 1, 2024.

Estimated Purchase Price Consideration for the Mergers

Estimated purchase price of approximately $28,255,497 related to the Mergers is comprised of the following components:

Cash Consideration	$6,000,000
Initial Share Consideration	15,755,497
Delayed Share Consideration	6,500,000
Contingent Consideration	—

Total consideration	$28,255,497

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The cash component of the aggregate Merger Consideration in the Mergers will be an estimated cash consideration amount of $6,000,000 (consisting of a base cash consideration value of $12,000,000, as stated in the amended Merger Agreement, less the sum of Kineta’s working capital deficit, if any at the Closing of the Mergers, which is currently estimated to be $6,000,000 based on the historical financial information of Kineta as of December 31, 2024, the maximum net working capital deficit permitted in the amended Merger Agreement, and the expected working capital needs of Kineta up through the Closing Date of the Mergers). Of the estimated cash consideration amount of $6,000,000, a total of $6,744,503 already paid by TuHURA to Kineta is able to be credited towards the cash component of the aggregate Merger Consideration in the Mergers (consisting of the first exclusivity payment of $5,000,000 already made by TuHURA in July 2024, the extension payments made in connection with the Exclusivity Agreement of $300,000 paid by TuHURA in October 2024, the Existing Advances already made by TuHURA to Kineta in connection with the Exclusivity Agreement in the aggregate amount of $694,503 which were loaned by TuHURA prior to the execution of the CTF Agreement and the Merger Agreement but were also incorporated thereon to aggregate with any forthcoming Advances made under the CTF Agreement, and $750,000 of working capital loans already extended and assumed to be extended by TuHURA to Kineta subsequent to December 31, 2024, in accordance with the Merger Agreement, as amended in April 2025). See paragraph below for treatment of the cash consideration when the amount already paid in cash that is able to be credited against the base consideration value exceeds the estimated cash consideration amount.

After incorporating the current estimated working capital deficit and creditable payments already made by TuHURA to Kineta, the estimated amount of cash to be paid at Closing for the cash component of the aggregate Merger Consideration (the “Closing Adjusted Cash Consideration”) is currently estimated to be a negative amount of $744,503 ($6,000,000 less the $6,744,503 already paid). Pursuant to the Merger Agreement, if and only if the Closing Adjusted Cash Consideration is less than zero, then this negative amount’s absolute value will be defined as the Deficit Cash Consideration which accordingly reduces the Initial Share Consideration. The actual Closing Adjusted Cash Consideration paid, including the calculation of potential Deficit Cash Consideration subject to adjustment pursuant to the amended Merger Agreement based on the final net working capital deficit or surplus of Kineta at the Closing and certain subsequent working capital loans made by TuHURA to Kineta between the date of the Merger Agreement and closing of the Mergers not related to the funding under the CTF Agreement with such loans and their terms made in contemplation within the Merger Agreement, as amended in April 2025. Accordingly, based on the estimated net working capital deficit of $6,000,000 and other cash payments able to be credited against the base cash consideration in the total Merger Consideration noted above, this unaudited pro forma condensed combined financial information assumes a Deficit Cash Consideration of $744,503 as calculated above.

The maximum estimated share consideration, which is ultimately subject to adjustment pursuant to the amended Merger Agreement, to be paid to Kineta stockholders of record at the Effective Time will consist of an aggregate of up to a maximum of approximately 3,998,051 shares of TuHURA Common Stock, which is calculated by using the top-line share value of $23,000,000 (consisting of the maximum value for the Initial Share Consideration of $16,500,000 plus the maximum value for Delayed Share Consideration of $6,500,000) and dividing by the TuHURA Share Value (3,998,051 shares x $5.7528 equals $23,000,000).

After accounting for the expected Deficit Cash Consideration of $744,503 noted in the calculation above based on actual and assumed cash payments to-date that are creditable against the cash component of the Merger Consideration, as well as the current estimated net working capital deficit (assumed to be the maximum allowed amount of $6,000,000), the Initial Share Consideration expected is $15,755,497 (consisting of the maximum value of $16,500,000 less the Deficit Cash Consideration expected of $744,503) which translates to 2,738,751 shares of TuHURA Common Stock being issued ($15,755,497 divided by the TuHURA Share Value of approximately $5.7528). Subject to further adjustment based on subsequent changes to the delayed net working capital or other amounts which could update the calculation of Merger Consideration pursuant to the amended Merger Agreement, the Delayed Share Consideration is still expected to be the maximum value of $6,500,000

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

which translates to an additional 1,129,884 shares of TuHURA Common Stock being issued ($6,500,000 divided by the TuHURA Share Value of approximately $5.7528); for an aggregate share consideration calculated of 3,868,635 shares of TuHURA Common Stock to be issued (as calculated through the issuance of 2,738,751 shares as the Initial Share Consideration plus the 1,129,884 shares as the Delayed Share Consideration) estimated on a pro forma basis using the relevant details included in this unaudited pro forma condensed combined financial information.

As additional estimated contingent consideration, Kineta stockholders will be entitled to receive their pro rata share of certain payments in cash that Kineta may receive after the Closing of the Mergers from the potential pre-closing sale by Kineta of certain non-KVA12123 products and technologies (the “Disposed Asset Payment Right”).

Based on the current stage of clinical trials and inherent uncertainties surrounding the further development, regulatory approval, or viability of being able to enter into an agreement to dispose of any non-VISTA Assets and any other agreement entered into by the Company prior to the Closing in connection with a Permitted Asset Disposition, as defined in the Merger Agreement, including the likelihood of certain clinical and/or regulatory milestones being achieved with regard to the agreements entered into with third parties surrounding the disposal, exclusivity, and licensing, of non-VISTA assets to-date which could result in future Disposed Asset Payments, the contingent consideration resulting from any Disposed Asset Payment Right is not currently probable and reasonably estimable. Therefore, TuHURA has not recognized or allocated any contingent purchase price consideration estimates for the Mergers pertaining to the Disposed Asset Payment Rights in the unaudited pro forma condensed combined financial information or purchase price allocation estimated as a result of the Mergers.

The accounting treatment and valuation for the contingent consideration included in the Mergers, which represents the Disposed Asset Payment Right from Permitted Asset Dispositions, as defined in the Merger Agreement, is preliminary in nature and the final accounting treatment will be determined based on a number of factors, including additional analysis of the transaction, the in-process research and development of the disposed assets themselves, and consideration of relevant accounting standards

Adjustments related to Additional Financing Transactions to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments for additional financing transactions represent significant transactions completed by TuHURA and Kineta subsequent to December 31, 2024 in connection with the completion of the Mergers are as follows:

A To record proceeds received by Kineta of $851,809, from the Existing Advances already loaned by TuHURA prior to the execution of the CTF Agreement and the Merger Agreement. The outstanding principal amount of all advances made under the CTF Agreement (except for the Existing Advances) accrues interest at a rate of 5% per annum and becomes due and payable in full on the earlier of (i) following the Closing of the Mergers, any date on which TuHURA demands payment by written notice to Kineta or (ii) if the Merger Agreement is terminated, within ten days following the date of such termination.

Given that the unaudited pro forma condensed combined balance sheet as of December 31, 2024 assumes that the Mergers occurred on that date, any advances loaned by TuHURA to Kineta under the CTF Agreement would result in a net zero impact to the financial statements of TuHURA. Accordingly, no corresponding pro forma adjustment was made to the unaudited pro forma condensed combined statement of operations for interest expense as any accrued interest would become intercompany and eliminate in the consolidated financial statements of TuHURA following the Closing of the Mergers.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

B Represents the $250,000 of additional financing received on January 5, 2025, as well as an additional $500,000 of financing which is expected to be received in two separate installments prior to the Closing of the Mergers, that are presented as both cash inflows (for Kineta) and cash outflows (for TuHURA), for an aggregate amount of $750,000 of subsequent financings that are directly attributable to the Mergers. These payments reflect the working capital loans detailed in the provisions of the Merger Agreement which provides that Kineta may request the extension of additional working capital loans from TuHURA in increments of $250,000 on dates specified within the Merger Agreement; the last of which is to be advanced by TuHURA to Kineta on or before June 3, 2025, with that amount being contingent upon TuHURA’s receipt of (A) proceeds from the Concurrent Investment or (B) proceeds from TuHURA’s stockholder warrant exercise payments due on May 30, 2025. As TuHURA’s stockholder warrant exercise payments are expected to be received in advance of their maturity date (reflected in Adjustment D) in addition to the receipt of the Concurrent Investment by TuHURA in advance of the Closing Date (reflected in Adjustment C), the final $250,000 working capital loan included in the Merger Agreement is accordingly reflected within this pro forma adjustment.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024 includes these adjustments to give pro forma effect for both the cash loaned by TuHURA and received by Kineta subsequent to December 31, 2024, to illustrate the funding provided by TuHURA which, under the terms of the Merger Agreement, allows for all such loaned amounts between the parties to be credited against the cash component of the Merger Consideration to be paid to Kineta stockholders in the Mergers (refer to Adjustment E).

C Relating to the Mergers, to record proceeds received of $18,400,000 after taking into account $1,600,000 (comprised of an estimated $1,200,000 of placement fees and an additional $400,000 in legal fees), following the issuance, through a Concurrent Investment to be consummated prior to the Closing of the Mergers, of approximately 4,952,579 shares of TuHURA Common Stock at an estimated price of the TuHURA 10-day VWAP as of the date each investor subscribes to the Concurrent Investment, approximately $4.0383 per share (based on the VWAP as of April 30, 2025). To-date, while TuHURA has not currently executed any subscription agreement in connection with this contemplated Concurrent Investment, this pro forma adjustment is reflected in the unaudited pro forma condensed combined financial information as contemplated since it is a condition precedent to the closing of the Mergers.

D Reflects the actual and assumed exercises of outstanding TuHURA warrants and Penny Warrants subsequent to December 31, 2024 for a total underlying of 1,653,666 shares issued (consisting of 1,356,637 and 297,029 warrants exercised, respectively). While the subsequent exercises are not directly attributable to the closing of the Mergers, since the subsequent issuance of shares of TuHURA Common Stock directly impacts the share capitalization of the combined company on a pro forma basis, a pro forma adjustment of 1,653 is presented to recognize the shares of TuHURA Common Stock issued at par value and give pro forma effect to the Mergers as if all the related transactions occurred on December 31, 2024.

TuHURA initially recorded a Warrant Note Receivable of $3,057,904 for the value of the warrants, including interest, that the holders of the warrants issued in lieu of payment upon exercise. Based on the terms and provisions of these notes, the entire amount is expected to be received prior to the Closing Date of the Mergers and accordingly a $3,562,115 adjustment to reflect the increase in cash for TuHURA upon the receipt of cash for these exercises is presented (consisting of the $3,057,904 notes to be realized before the Closing plus the $504,211 already received). Additionally, as described in Note 1 in the notes to the unaudited pro forma condensed combined financial information, the Penny Warrants are effectively pre-funded, resulting in nominal additional cash for TuHURA upon exercise, and the net zero impact to Additional paid-in capital is already reflected within TuHURA’s historical financial statements as of December 31, 2024. Accordingly, as the Penny Warrants are assumed to be exercised to give pro forma effect to the Kintara Mergers, the Mergers and all related transactions, the net amount of the cash received for the TuHURA warrants exercised of $3,562,115, and shares of TuHURA Common Stock issued of 1,653

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

at par value after the exercise of the TuHURA warrants and Penny Warrants, comprised of $3,560,462 to Additional paid-in capital is reflected as a pro forma adjustment in the unaudited pro forma condensed combined balance sheet as of December 31, 2024.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2024 are as follows:

E Represents adjustments for the estimated preliminary purchase price allocation for the Mergers between TuHURA Biosciences, Inc. and Kineta; including the resulting elimination of Kineta’s historical equity, in addition to the issuances of further Kineta equity subsequent to December 31, 2024 and up until the Effective Time, as a result of the acquisition by TuHURA.

Any adjustments presented on the unaudited pro forma condensed combined balance sheet as of December 31, 2024, which reference this Pro Forma Adjustment E while not being explicitly depicted in the table below, are the result of the net presentation of the estimated preliminary purchase price allocation adjustments in the unaudited pro forma condensed combined balance sheet after accounting for the elimination of Kineta’s historical equity, the elimination of Kineta’s additional equity issuances expected in connection with satisfying the terms and conditions of the Merger Agreement as amended in April 2025, the derecognition of certain assets and liabilities in both TuHURA’s and Kineta’s historical balance sheets that pertained to the initial exclusivity payments of $5,994,503 as a result of the Closing, and the other cash and stock consideration components of the aggregate Merger Consideration in the Mergers which are reflected in the “Estimated Purchase Price Consideration for the Mergers” section earlier in this Note 4 of the notes to the unaudited pro forma condensed combined financial information.

The preliminary calculation of the estimated preliminary purchase price allocation for the Mergers is presented in the table below as if the Mergers closed on December 31, 2024, as adjusted for the estimated net working capital deficit immediately prior to the expected Closing Date of the Mergers; considering the calculated deficit as of December 31, 2024, the uses of working capital by Kineta to-date and expected through the Closing Date, and the amended Merger Agreement permitting a maximum working capital deficit of $6,000,000 as a condition precedent to close the Mergers (refer to adjustments F1 and H):

Fair Value
Cash Consideration	$6,000,000
Initial Share Consideration	15,755,497
Delayed Share Consideration	6,500,000
Contingent Consideration	—

Total consideration	$28,255,497

Assets acquired:
Cash and cash equivalents	633,501
Restricted cash	4,354
Prepaid expenses and other current assets	380,930
In-process research and development	1,160,000
Goodwill	33,095,497

Total assets acquired	$35,274,282

Liabilities assumed:
Accounts payable and accrued expenses	6,390,121
Notes payable, current portion	628,664

Total liabilities assumed	7,018,785

Estimated fair value of net assets acquired	$28,255,497

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In connection with the Mergers, the Company will recognize approximately $1,160,000 of identifiable intangible assets pertaining to the In-process research and development indefinite-lived intangible asset being acquired in the acquisition of Kineta and $33,095,497 of goodwill, which represents the excess purchase price over fair value of identifiable net assets acquired, pursuant to the preliminary purchase price allocation. The goodwill arising from the transaction is primarily attributable to the expected synergies through the combining of key assets, capabilities, and intellectual property, and is not expected to be deductible for income tax purposes. The final calculation of goodwill could differ materially from the preliminary amounts presented in this unaudited pro forma condensed combined financial information due to several factors including, but not limited to, changes in the estimated fair value of assets acquired and liabilities assumed, and differences in the actual assets acquired and liabilities assumed at the effective time of the Mergers, including the final calculation of Merger Consideration that is subject to further purchase price adjustments as described in the amended Merger Agreement. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event that the value of goodwill or other intangible assets have become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.

F Relating to the Mergers, reflects the total estimated transaction costs of both TuHURA and Kineta already incurred and expected to be incurred to close the Mergers of $6,952,993, which is comprised of $4,353,000 of aggregate costs incurred by TuHURA and $2,599,993 incurred by Kineta.

F1 Kineta’s total estimated transaction costs of $2,599,993 include accounting advisory, legal, and special employee-related fees. Of this amount, $1,167,050 had already been incurred and included within Accounts payable and accrued expenses as of December 31, 2024, and therefore, $1,432,943 is expected to be incurred upon the Closing of the Mergers. Within this amount were additional expenses that have yet to be incurred and recognized related to one-time special bonus and severance costs of $971,988, as well as transaction costs related to professional and legal fees which are expected to be directly attributable to the transaction of $460,955, and therefore both were adjusted for within the accumulated deficit in the December 31, 2024 pro forma condensed combined balance sheet to give the pro forma effect from recording the transaction costs in general and administrative expenses during the twelve months ended December 31, 2024 as shown in the pro forma condensed combined statement of operations (refer to adjustment EE(i)).

Of the $2,599,993 total of Kineta’s estimated transaction costs, $1,600,993 is expected to be paid in cash as of the close of the Mergers and, as such, $999,000 of Kineta’s estimated transaction costs are expected to remain unpaid. Accordingly, pro forma adjustments of $1,600,993 to reflect the cash paid at Closing and $168,050 to reflect the decrease in Accounts payable and accrued expenses ($999,000 less the $1,167,050 already incurred and included within Accounts payable and accrued expenses) have been included in the pro forma condensed combined balance sheet as of December 31, 2024. Due to the Merger Amendment updating the maximum net working capital deficit permissible as of the Closing Date of the Mergers to be no more than $6,000,000, of the $1,600,993 expected to be paid in cash as of the Closing Date, only a net amount of $295,269 is expected to be paid after the Closing by the combined Company as Kineta is expected to issue pre-Merger Kineta Company stock in lieu of cash to account for the excess working capital deficit caused by the estimated transaction costs incurred before the close (refer to adjustment H).

F2 TuHURA’s total estimated transaction costs of $4,353,000 include accounting, legal, and other professional fees. Of this amount, $726,915 had already been incurred as of December 31, 2024, and therefore, $3,626,085 is expected to be incurred upon the Closing of the Mergers. Given that the Mergers will be accounted for as a business combination, all of TuHURA’s estimated professional, legal, and other additional fees that have yet to be recognized but are expected to be directly attributable to the Mergers were adjusted for within accumulated deficit in the December 31, 2024 pro forma condensed combined balance sheet to give pro forma effect from recording transaction costs to

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

general and administrative expenses during the twelve months ended December 31, 2024 in the pro forma condensed combined statement of operations (refer to adjustment EE(ii)).

Of the $4,353,000 total of TuHURA’s transaction costs, an aggregate amount of $2,830,552 is expected to be paid in cash at the close of the Mergers and, as such, $1,522,448 of TuHURA’s estimated transaction costs are expected to remain unpaid. Accordingly, pro forma adjustments of 2,575,000 ($2,830,552 less $255,552 already paid) to the reflect the additional cash paid at Closing and $1,051,085 to reflect the increase in accounts payable and accrued expenses have been included in the pro forma condensed combined balance sheet as of December 31, 2024.

G Represents the additional equity issued by Kineta in March 2025 after entering into a securities exchange agreement (the “Exchange Agreement”) with an existing investor (the “Holder”) pursuant to which Kineta agreed to issue an aggregate of (i) an aggregate of 1,225,323 shares of Kineta Common Stock, and (ii) a pre-funded warrant to purchase up to an aggregate of 655,019 shares of Kineta Common Stock, in exchange for certain outstanding warrants (the “Prior Warrants”) held by the Holder to purchase up to 2,315,387 Kineta shares (the “Exchange”). While the Exchange only has impacts to the stockholders’ equity of Kineta before the Closing Date of the Mergers, the adjustment is reflected in the pro forma condensed combined financial information as the terms of the Exchange Agreement also include provisions to ensure that the Holder will vote in favor of the approval of the transactions contemplated in the Merger Agreement.

The Prior Warrants as well as both the newly issued Kineta common shares and pre-funded warrants were determined to be equity-classified. Accordingly, the accounting for the exchange is recognized as a capital transaction with net zero impact to Kineta’s total equity. The 1,225,323 shares issued by Kineta in connection with the Exchange are reflected through the $1,225 adjustment to Kineta common stock recorded at par value, with $1,225 being recognized as the corresponding reduction to Kineta’s Additional paid-in capital in the pro forma condensed combined balance sheet as of December 31, 2024, as a result of the adjustment to Kineta’s outstanding common stock before the Mergers. All of the outstanding equity of Kineta at the Effective Time, including the shares issued pursuant to this Exchange Agreement, will be canceled and will cease to exist at the Effective Time in accordance with the Merger Agreement, only representing the right to receive the share of Merger Consideration (as stated in the Introduction). Refer to adjustment E where the cancellation of the Kineta equity as of the Effective time is reflected in the pro forma condensed combined balance sheet as of December 31, 2024.

H Represents the estimated $1,305,724 of Kineta transaction costs (refer to adjustment F1) that are expected to be paid in cash (or pre-Merger Kineta equity in lieu of cash) at the close of the Mergers but before the Closing Date by Kineta. This adjustment to the pro forma condensed combined balance sheet is assumed in order to satisfy the maximum net working capital deficit amount permissible of $6,000,000 pursuant to the Merger Agreement; as amended in April 2025. While the calculation of the net working capital deficit pursuant to the terms of the Merger Agreement using the historical financial information of Kineta as of December 31, 2024 would only be 5,872,781, which would be permissible under the amended Merger Agreement, the $1,432,943 of additional expenses expected to be incurred by Kineta subsequent to December 31, 2024 that are directly attributable to the Mergers result in an excess of over the $6,000,000 permitted as the net working capital deficit. Since $1,600,993 of Kineta’s transaction costs were expected to be paid in cash at the close of the Mergers, which would result in a direct increase to the net working capital deficit, in order to reflect a reduction in the expected deficit to the $6,000,000 permitted in the amended Merger Agreement, a pro forma adjustment was made to reflect the $1,305,724 excess of these costs that will be expected to be paid via issuance of Kineta stockholders’ equity prior to the Effective Time.

Using the closing stock price of Kineta as of April 21, 2025 of $0.28 to estimate the amount of Kineta common shares which would need to be issued in order to reduce the net working capital deficit to an amount allowed in the amended agreement, 4,663,300 shares would be expected to be issued to the vendors and employees to which the estimated transaction costs pertain in lieu of cash. Accordingly, the shares

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

expected to be issued are reflected through the $4,663 adjustment to Kineta common stock recorded at par value, with the remaining $1,301,061 of the amount being recognized as an adjustment within Kineta’s Additional paid-in capital. All of the outstanding equity of Kineta at the Effective Time, including these shares issued pursuant to satisfy the net working capital deficit amount permissible in the amended Merger Agreement will be canceled and will cease to exist at the Effective Time in accordance with the agreement, only representing the right to receive the share of Merger Consideration (as stated in the Introduction). Refer to adjustment E as reflected in the pro forma condensed combined balance sheet as of December 31, 2024 to illustrate the cancellation of the Kineta equity as of the Effective time in the unaudited pro forma condensed combined financial information.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 are as follows:

AA Relating to the Kintara Merger, reflects the Legacy TuHURA reversal of interest expense incurred on the Notes for the year ended December 31, 2024 of $4,138,301.

BB Relating to the Kintara Merger, reflects the Legacy TuHURA reversal of the change in fair value of derivative liability associated with make-whole premium that is related to the signed subscription agreements for the year ended December 31, 2024 of $313,772.

CC Reflects costs related to the Kintara Merger in the amount of $3,386,840 which pertain to transaction-related expenses incurred by Kintara subsequent to the date at which historical Kintara financial information is presented in the pro forma condensed combined statement of operations and up to the closing date of the Reverse Recapitalization, including the following:

(i) One-time special bonus and additional severance costs in the amount of $1,634,413;

(ii) Merger-related costs incurred by Kintara of $1,752,427 primarily relating to legal and other professional fees.

As the above costs all represent one-time expenses directly attributable to the Kintara Merger, and the unaudited pro forma condensed combined statement of operations give pro forma effect to the Kintara Merger as if the closing had occurred on January 1, 2024, all $3,386,840 is presented as an adjustment in the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2024.

DD Relating to the Kintara Merger, reflects the elimination of the Series C Preferred Stock Dividends of $12,839 that were all accrued for and paid within Kintara’s historical statement of operations prior to the consummation of the Kintara Merger on October 18, 2024. There was no Series C Preferred Stock assumed by TuHURA in the Kintara Merger as all of the outstanding shares had converted into shares of common stock prior to the consummation of the transaction. Since of the transactions contemplated in the Kintara Merger Agreement are already reflected in the historical consolidated balance sheet as of December 31, 2024 of TuHURA, and the unaudited pro forma condensed combined statement of operations, including the per share amounts attributable to common stockholders calculated for the year ended December 31, 2024 are reflected as if the Kintara Merger had occurred on January 1, 2024, the effect of the Series C Preferred Stock Dividends is excluded from the pro forma net loss attributable to common stockholders for the year ended December 31, 2024.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

EE Reflects estimated transaction costs related to the Mergers in the amount of $5,059,028 which is comprised of $1,432,943 of costs expected to be incurred by Kineta and $3,626,085 of costs expected to be incurred by TuHURA subsequent to December 31, 2024 that are expected to be directly attributable to the Mergers (refer to adjustments F and H), including the following:

EE(i)a One-time special bonus and additional severance costs incurred by Kineta upon the Closing of the Mergers in the amount of $971,988 ($1,411,988 total estimate less the $440,000 already incurred during the year ended December 31, 2024);

EE(i)b Estimated costs to be incurred by Kineta of $460,955 ($1,188,005 total estimate less the $727,050 already incurred during the year ended December 31, 2024), primarily relating to legal and other professional fees.

EE(ii) Estimated costs to be incurred by TuHURA of $3,626,085, consisting of additional transaction-related expenses expected between December 31, 2024 and Closing of the Mergers, primarily relating to printing, legal and other professional fees.

As the above costs all represent the estimate of one-time expenses directly attributable to the Mergers, and the unaudited pro forma condensed combined statement of operations to give pro forma effect to the Mergers as if the Mergers had occurred on January 1, 2024, all $5,059,028 are presented as adjustments to general and administrative expenses in the unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2024.

Note 5. Net Loss per Share

Net loss per share was first calculated for the already completed Kintara Merger using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Kintara Merger, assuming the shares were outstanding since January 1, 2024, and after giving effect to the 1 for 35 reverse share split effected on October 18th, 2024. As the Kintara Merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Kintara Merger have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present the Kintara Merger for the year ended December 31, 2024 :

For the Year Ended December 31, 2024 (1)
(After share recapitalization as effected on October 18, 2024)
Numerator:
TuHURA Biosciences, Inc. - Net loss attributable to common stockholders	$(36,363,041)
Denominator:
Weighted average shares outstanding - basic and diluted(2)	42,284,525
Net loss per share:
TuHURA Biosciences, Inc. - Net loss attributable to common stockholders per share	$(0.86)
Excluded securities:
TuHURA Warrants(2)	10,965,630
TuHURA Options(2)	6,587,057
CVR Shares(2)	1,539,938

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1)

TuHURA Biosciences, Inc. - Net loss attributable to common stockholders per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)

The potentially dilutive outstanding securities were excluded from the computation of the TuHURA Biosciences, Inc. - Net loss attributable to common stockholders per share, basic and diluted, because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

The following table presents a roll-forward of the shares issued and assumed to be issued following the consummation of the Kintara Merger and the transactions leading up to the Closing of the Mergers:

Common Shares Issued or Assumed to be Issued
TuHURA Biosciences, Inc. weighted average shares after Kintara Merger	42,284,525
Shares issued as purchase consideration in Mergers	3,868,635
Shares issued in connection with the Concurrent Investment	4,952,579
Shares issued for TuHURA Warrant Exercises(1)	1,395,871
Shares underlying Penny Warrants issued(2)	297,029

Pro Forma weighted average shares outstanding	52,798,639

(1)

The aggregate amount of shares issued in connection with TuHURA Warrants exercised following the closing of the Kintara Merger, consisting of 39,234 exercises which occurred prior to December 31, 2024, with the underlying shares issued already reflected in the TuHURA historical financial statements as of December 31, 2024, and 1,356,637 additional exercises that have occurred subsequent to December 31, 2024

(2)	Penny Warrants assumed to be exercised and converted into shares of TuHURA Common Stock as soon as they were exercisable based on the nominal exercise price of $0.01 per share

Net loss per share to give pro forma effect of both the Kintara Merger as well as the Mergers was calculated using the weighted average shares outstanding as calculated following the consummation of the Kintara Merger, and the issuance of additional shares in connection with the Mergers, assuming the shares were outstanding since January 1, 2024. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entirety of all periods presented.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared to present the Kineta Merger for the year ended December 31, 2024:

For the Year Ended December 31, 2024 (1)
Numerator:
Pro Forma Net loss attributable to common stockholders	$(58,553,596)
Denominator:
Weighted average shares outstanding - basic and diluted(2)	52,798,639
Net loss per share:
Pro forma net loss attributable to common stockholders per share - basic and diluted	$(1.11)
Excluded securities:
TuHURA Options(2)	6,587,057
CVR Shares(2)	1,539,938
TuHURA Warrants(2)	9,213,983

(1)	Pro forma net loss attributable to common stockholders includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)

The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss attributable to common stockholders per share, basic and diluted, because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

DESCRIPTION OF KINETA’S SECURITIES

The following description sets forth certain material terms and provisions of the securities of Kineta that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and Kineta’s amended and restated certificate of incorporation, Kineta’s amended and restated bylaws and the Registration Rights Agreement, as amended, which are filed as exhibits to Kineta’s most recent Annual Report on Form 10-K. Kineta encourages you to read Kineta’s amended and restated certificate of incorporation, Kineta’s amended and restated bylaws, the Registration Rights Agreement, as amended, and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock

Kineta is authorized to issue 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Kineta is authorized to issue one class of common stock. Holders of Kineta Common Stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of Kineta Common Stock are entitled to receive dividends ratably, if any, as may be declared by the Kineta Board of Directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.

Upon Kineta’s dissolution, liquidation or winding up, holders of Kineta Common Stock are entitled to share ratably in Kineta’s net assets legally available after the payment of all Kineta’s debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of Kineta Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Kineta may designate and issue in the future. Except as described under “Anti-Takeover Provisions of Kineta’s Certificate of Incorporation and Bylaws and Delaware Law” below, a majority vote of the holders of common stock is generally required to take action under Kineta’s amended and restated certificate of incorporation and amended and restated bylaws.

The transfer agent and registrar for Kineta Common Stock is Equiniti Trust Company, LLC.

Kineta Common Stock is listed on the OTC Pink Market under the trading symbol “KANT.”

Preferred Stock

The Kineta Board of Directors is authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The Kineta Board of Directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. The Kineta Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on Kineta Common Stock, diluting the voting power of Kineta Common Stock impairing the liquidation rights of Kineta Common Stock, or delaying, deferring or preventing a change in control of Kineta, which might harm the market price of Kineta Common Stock.

Anti-Takeover Provisions of Kineta’s Certificate of Incorporation and Bylaws and Delaware Law

Certain provisions of the DGCL and of Kineta’s amended and restated certificate of incorporation and amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of Kineta. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of Kineta Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of Kineta to first negotiate with the Kineta Board of Directors. These provisions might also have the effect of preventing changes in Kineta’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, Kineta believes that the advantages gained by protecting Kineta’s ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of Kineta Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

Kineta is subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the stockholder became interested, the Kineta Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the Kineta Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of Kineta’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Kineta’s amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of Kineta and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Kineta Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

In accordance with Kineta’s amended and restated certificate of incorporation, the Kineta Board of Directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Kineta’s amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on the Kineta Board of Directors, however occurring, including a vacancy resulting from an increase in the size of the Kineta Board of Directors, may only be filled by the affirmative vote of a majority of Kineta’s directors then in office even if less than a quorum.

No written consent of stockholders

Kineta’s amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of Kineta’s bylaws or removal of directors by Kineta’s stockholder without holding a meeting of stockholders.

Meetings of stockholders

Kineta’s amended and restated bylaws provide that only a majority of the members of the Kineta Board of Directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Kineta’s amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Kineta’s amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Kineta’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to Kineta’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be delivered to Kineta’s principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in Kineta’s amended and restated bylaws.

Amendment to certificate of incorporation and bylaws

As required by the DGCL, any amendment of Kineta’s amended and restated certificate of incorporation must first be approved by a majority of the Kineta Board of Directors, and if required by law or Kineta’s amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of Kineta’s amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Kineta’s amended and restated bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the Kineta Board of Directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Kineta’s amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Kineta Board of Directors to render more difficult or to discourage an attempt to obtain control of Kineta by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Kineta Board of Directors were to determine that a takeover proposal is not in the best interests of Kineta or Kineta’s stockholders, the Kineta Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, Kineta’s amended and restated certificate of incorporation grants the Kineta Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of Kineta.

Choice of forum

Kineta’s amended and restated bylaws provide that, unless Kineta consents in writing to the selection of an alternative forum, the Court of Chancery is the sole and exclusive forum for the following actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on Kineta’s behalf; any action or proceeding asserting a claim of breach of a fiduciary duty; any action or proceeding asserting a claim arising pursuant to the DGCL, Kineta’s certificate of incorporation or Kineta’s bylaws (including the interpretation, application, validity or enforceability thereof); any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery; and any action or proceeding governed by the internal affairs doctrine; provided, however, that the this provision does not apply to any causes of action arising under the Securities Act or Exchange Act. In addition, Kineta’s amended and restated bylaws provide that, unless Kineta consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in Kineta’s securities shall be deemed to have notice of and consented to these forum provisions. These forum provisions may impose additional costs on stockholders, may limit Kineta’s stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts. In addition, there is uncertainty as to whether the federal forum provision for Securities Act claims will be enforced, which may impose additional costs on Kineta and Kineta’s stockholders.

Limitations on Liability and Indemnification of Officers and Directors

Kineta’s amended and restated certificate of incorporation and amended and restated bylaws limit the liability of Kineta’s officers and directors to the fullest extent permitted by the DGCL and provide that Kineta will indemnify them to the fullest extent permitted by such law.

DESCRIPTION OF TUHURA’S SECURITIES

The following summary of TuHURA’s capital stock is not intended to be a complete summary of the rights and preferences of such securities and may not contain all the information you should consider before investing in TuHURA capital stock. This description is summarized from, and qualified in its entirety by reference to, the TuHURA Charter, which has been filed with the SEC. The following information does not give effect to the Authorized Share Increase Proposal described in this joint proxy statement/prospectus nor does it address any changes to the capital stock of TuHURA that may occur in the event the Delaware Conversion is approved.

Authorized Stock

As of the date of this joint proxy statement/prospectus, TuHURA is authorized to issue up to 80,000,000 shares of capital stock, including 75,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

The additional shares of TuHURA authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of TuHURA Common Stock. The ability of TuHURA’s Board of Directors to issue additional shares of stock could enhance the TuHURA Board of Director’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of TuHURA’s capital stock. You should refer to TuHURA’s Charter, as amended, and TuHURA Bylaws, as amended, both of which are on file with the SEC as exhibits to previous SEC filings, for additional information. The summary below is qualified by provisions of applicable law.

Common Stock

Each outstanding share of TuHURA Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or annual meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Annual meetings of the stockholders may only be called by the TuHURA Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire board of directors. Stockholders may not take action by written consent. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the TuHURA Charter.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of TuHURA Common Stock have equal ratable rights to such dividends as may be declared from time to time by TuHURA’s Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of affairs, holders of TuHURA Common Stock will be entitled to share ratably in the remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of TuHURA Common Stock are fully paid and nonassessable. Holders of TuHURA Common Stock do not have preemptive rights.

The rights, preferences and privileges of holders of TuHURA Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

TuHURA’s Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, 4,721,000 of which shares are undesignated, with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, TuHURA’s Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of TuHURA Common Stock.

Series A Preferred Stock

TuHURA’s Board of Directors previously established a series of preferred stock designated as Series A Preferred Stock (“Series A Preferred Stock”), comprising 279,000 shares of preferred stock, of which all shares remain outstanding as of December 31, 2024. Subject to superior rights of any other outstanding preferred stock from time to time each outstanding share of Series A Preferred Stock is entitled to receive, in preference to TuHURA Common Stock, cumulative dividends, payable quarterly in arrears, at an annual rate of 3% of $1.00 per share (the “Series A Stated Value”). TuHURA has never paid dividends on shares of TuHURA Common Stock and TuHURA does not intend to do so for the foreseeable future. Series A Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series A Preferred Stock is entitled to receive, in preference to TuHURA Common Stock, a liquidation payment equal to the Series A Stated Value (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Preferred Stock), plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series A Preferred Stock. The Series A Preferred Stock cannot be transferred without TuHURA’s prior written consent.

Anti-takeover Effects of Nevada Law and the TuHURA Charter, as amended and TuHURA Bylaws, as amended and restated

The TuHURA Charter and Kintara Bylaws contain a number of provisions that could make an acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. Certain of these provisions are summarized below.

Special Meetings

Special meetings of the stockholders may only be called by TuHURA’s Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire board of directors, certain officers or any stockholder holding at least 20% of the stock issued and outstanding and entitled to vote thereat.

Business Combinations Act

The Business Combinations Act, Sections 78.411 to 78.444 of the NRS, restricts the ability of a Nevada “resident domestic corporation” having at least 200 stockholders of record to engage in any “combination” with an “interested stockholder” for two (2) years after the date that the person first became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and (i) the purchase of shares by the interested stockholder is approved by the TuHURA Board of Directors before that date or (ii) the combination is approved by the board of directors of the resident domestic corporation and, at or after that time, the combination is approved at an annual or annual meeting of the stockholders of the resident domestic corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

If this approval is not obtained, then after the expiration of the two (2) year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the “fair price” requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination or transaction by which the person first became an interested stockholder is approved by the TuHURA Board of Directors of the resident domestic corporation before the person first became an interested stockholder, or (b) a combination approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder, or any affiliate or associate of the interested stockholder.

“Interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation and at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

A “combination” is broadly defined and includes, for example, any merger or consolidation of a corporation or any of its subsidiaries with (i) an interested stockholder or (ii) any other entity that after and as a result of the merger or consolidation would be an affiliate or associate of the interested stockholder; or any sale, lease, exchange, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an interested stockholder having: (x) an aggregate market value equal to more than 5% of the aggregate market value of the assets of a corporation, (y) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of a corporation, or (z) representing more than 10% of the earning power or net income of a corporation.

The provisions of Nevada law, TuHURA’s Charter and TuHURA’s Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. TuHURA does not have a provision in the TuHURA Charter pursuant to which TuHURA has elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to TuHURA.

Potential Effects of Authorized but Unissued Stock

TuHURA has shares of common stock and preferred stock available for future issuance without stockholder approval. TuHURA may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable TuHURA’s Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of TuHURA’s management. In addition, the TuHURA Board of Directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Nevada Revised Statute and subject to any limitations set forth in the TuHURA Charter. The purpose of authorizing the TuHURA Board of Directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of TuHURA’s outstanding voting stock.

Transfer Agent

The transfer agent and registrar for shares of TuHURA Common Stock is Equiniti Trust Company, LLC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following is a discussion of material U.S. federal income tax consequences of the Mergers applicable to U.S. Holders (as defined below) who exchange their Kineta Common Stock for the Merger Consideration in the Mergers. The Merger Consideration includes TuHURA Common Stock as well as rights to receive the Disposed Asset Payment Rights (such rights also being referred to this discussion as the “Contingent Payment Rights,” and payments thereunder being referred to as the “Contingent Payment Amounts”). This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS each as in effect as of the date hereof. These authorities are subject to change and differing interpretations. Any such change, which could be retroactive, could alter the tax consequences to holders of Kineta Common Stock as described herein. No advance ruling is being sought or obtained from the IRS regarding the U.S. federal income tax consequences of the Mergers nor are the statements in this discussion binding on the IRS or a court. As a result, there can be no assurances that the tax considerations described in this discussion will not be challenged by the IRS or sustained by a court if so challenged.

This discussion does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a Kineta common stockholder. In addition, it does not address consequences relevant to holders of Kineta Common Stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation:

•	persons who are not U.S. Holders as defined below;

•	persons who do not hold their Kineta Common Stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	persons who hold their Kineta Common Stock in a functional currency other than the U.S. dollar;

•	persons who hold Kineta Common Stock that constitutes “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•

persons holding Kineta Common Stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other integrated or risk reduction transactions) consisting of shares of Kineta Common Stock and one or more other positions;

•	banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers, real estate investment trusts or regulated investment companies;

•	“S corporations” or entities classified as partnerships or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	persons who acquired their Kineta Common Stock pursuant to the exercise of compensatory options or in other compensatory transactions;

•	persons who acquired their Kineta Common Stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	persons required to accelerate the recognition of any item of gross income with respect to the Kineta stock as a result of such income being recognized on an applicable financial statement;

•	persons who acquired their Kineta Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and

•	persons who hold their Kineta Common Stock through individual retirement accounts or other tax-deferred accounts.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Kineta Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is (or is treated as) a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Kineta Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Kineta Common Stock or any other person excluded from this discussion, you should consult your tax advisor regarding the tax consequences of the Mergers.

This discussion does not purport to be a complete analysis of all potential tax consequences of the Mergers. In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the Mergers, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax consequences of the Mergers, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the Mergers (whether or not they are in connection with the Mergers), including, without limitation, transactions in which Kineta Common Stock is acquired, and (v) the tax consequences to holders of options, warrants or similar rights to acquire Kineta Common Stock.

IN LIGHT OF THE FOREGOING, HOLDERS OF KINETA COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGERS AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. THIS DISCUSSION OF TAX CONSEQUENCES WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER.

U.S. Federal Income Tax Treatment of the Mergers

TuHURA and Kineta each intend that, for U.S. federal income tax purposes, the Mergers will be considered together as a single integrated transaction and will together constitute a “reorganization” within the meaning of Section 368(a) of the Code.

However, there are factual and legal uncertainties as to whether the Mergers qualify as a “reorganization” for U.S. federal income tax purposes. For example, a substantial part of the value of the proprietary interests in the target corporation must be preserved for a transaction to constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “continuity of interest requirement”). There is an absence of guidance directly on point as to how this continuity of interest requirement applies in the case of a transaction, such as the Mergers, where portions of the consideration, such as the Contingent Payment Amounts, are contingent on events taking place following the closing of the transaction. Consequently, whether the Mergers qualify as a “reorganization” for U.S. federal income tax purposes is not free from doubt. While it is not expected that the aggregate amounts ultimately payable as Contingent Payments Amounts will be sufficient in amount to cause the continuity of interest requirement to not be satisfied, there can be no assurances in this regard. Moreover, there is lack of guidance in the tax law regarding whether such payments are required to be measured for purposes of the continuity of interest requirement as and when such payments are made, and/or whether the rights to the Contingent Payment Amounts need to be taken into account for this purpose based on the fair market value of such rights as of the date of the closing of the Mergers. Thus, there can be no assurance that the IRS would not successfully assert or that a court would rule that such provisions do not enable the Mergers to satisfy the continuity of interest requirement.

Tax Consequences to U.S. Holders if the Mergers Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code

General U.S. Federal Income Tax Consequences of the Mergers

Subject to the discussions below regarding the receipt of cash in lieu of fractional shares, and assuming that the Mergers together qualify as a “reorganization” for U.S. federal income tax purposes and that the receipt of the Contingent Payment Rights is treated as part of an “open transaction” (as discussed below), the U.S. federal income tax consequences of the Mergers to U.S. Holders of Kineta Common Stock will be as follows:

•

generally, capital gain will be recognized by a U.S. holder of Kineta Common Stock equal to the lesser of (i) the amount of the cash (if any) received by such U.S. holder at the closing of the Mergers, and (ii) the difference, if any, between (x) the aggregate fair market value (as of the closing of the Mergers) of the aggregate Merger Consideration received by such U.S. holder (not counting the Contingent Payment Rights) and (y) such holder’s adjusted tax basis in the Kineta Common Stock surrendered in the exchange. Such gain would be long-term capital gain if such U.S. holder’s holding period for such shares of Kineta Common Stock is more than one year as of the closing date of the Mergers; unless the cash or property other than TuHURA stock received in the Mergers has the effect of a dividend under the provisions of Section 302 and 356 of the Code, in which case the gain will be treated as dividend income to the extent of the holder’s ratable share of any earnings and profits, as calculated for U.S. federal income tax purposes. If a U.S. holder acquired different blocks of Kineta Common Stock at different times or at different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of Kineta Common Stock.

•	generally, no loss will be recognized by a U.S. holder as a result of exchanging its Kineta Common Stock for the Merger Consideration pursuant to the Mergers;

•

the initial tax basis of the TuHURA Common Stock that a U.S. holder receives pursuant to the Mergers will generally equal the aggregate adjusted tax basis in the shares of the Kineta Common Stock surrendered in exchange therefor pursuant to the Mergers plus the amount of gain recognized (as described above, but excluding any gain attributable to cash received in lieu of fractional shares), minus the sum of the cash received by such U.S. holder; and

•

the holding period of the shares of TuHURA Common Stock that a U.S. holder receives pursuant to the Mergers will generally include the holding period of the Kineta Common Stock surrendered in exchange therefor pursuant to the Mergers.

On the other hand, if the receipt of the Contingent Payment Rights in the Mergers is instead treated as part of a “closed transaction” (discussed below), then, subject to the discussions below regarding the receipt of cash in lieu of fractional shares, and assuming that the Mergers qualify as a “reorganization” for U.S. federal income tax purposes, the following consequences will generally result for U.S. Holders of Kineta Common Stock in connection with the Mergers:

•

generally, capital gain will be recognized by a U.S. holder of Kineta Common Stock equal to the lesser of (i) the sum of the cash (if any) received by such U.S. holder at the closing of the Mergers and the fair market value (as of the closing of the Mergers) of such U.S. holder’s portion of Contingent Payment Right, as determined for U.S. federal income tax purposes and (ii) the difference, if any, between (x) the sum of the fair market values (as of the closing of the Mergers of the aggregate Merger Consideration received by such U.S. holder, including the Contingent Payment Right, and (y) such holder’s adjusted tax basis in the Kineta Common Stock surrendered. Such gain would be long-term capital gain if such U.S. holder’s holding period for such shares of Kineta Common Stock is more than one year as of the closing date of the Mergers; unless the cash or property other than TuHURA stock received in the Mergers has the effect of a dividend under the provisions of Section 302 and 356 of the Code, in which case the gain will be treated as dividend income to the extent of the holder’s ratable share of any earnings and profits, as calculated for U.S. federal income tax purposes. If a U.S. holder acquired different blocks of Kineta Common Stock at different times or at different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of Kineta Common Stock.

•

generally, no loss will be recognized by a U.S. holder as a result of exchanging its Kineta Common Stock for the merger consideration pursuant to the Mergers (except as discussed below with respect to cash received in lieu of fractional shares);

•

the initial tax basis of the TuHURA Common Stock that a U.S. holder receives pursuant to the Mergers will generally equal the aggregate adjusted tax basis in the shares of the Kineta Common Stock surrendered in exchange therefor pursuant to the Mergers plus the amount of gain recognized (as described above, but excluding any gain attributable to cash received in lieu of fractional shares), minus the sum of the cash received and the fair market value of the U.S. holder’s portion of the Contingent Payment Right, as determined for U.S. federal income tax purposes;

•

the holding period of the shares of TuHURA Common Stock that a U.S. holder receives pursuant to the Mergers will generally include the holding period of the Kineta Common Stock surrendered in exchange therefor pursuant to the Mergers; and

•

a U.S. holder’s initial tax basis in that U.S. holder’s portion of the Contingent Payment Right will equal the fair market value of such rights as of the date of the Mergers, and the holding period for such rights will begin on the day following the date of the Mergers.

If a U.S. holder receives cash in lieu of any fractional share of TuHURA Common Stock pursuant to the Mergers, the U.S. holder generally will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to such fractional share. Generally, such gain or loss will constitute capital gain or loss if such U.S. holder’s Kineta Common Stock is a capital asset at the effective time of the merger and will be long-term capital gain or loss if such U.S. holder’s Kineta Common Stock has been held for more than one year as of such effective time.

Receipt of the Contingent Payment Rights and Payments Thereunder

The U.S. federal income tax treatment of the receipt of the Contingent Payment Rights and any payments thereunder is subject to uncertainty, as there is no legal authority directly addressing such matters. Accordingly, the amount of gain a U.S. Holder recognizes, and the timing and character of such gain, with respect to the Contingent Payment Rights is uncertain and will largely depend upon whether such rights and payments should be viewed for U.S. federal tax purposes as being part of a “closed transaction” or an “open transaction.”

Whether contingent payment rights with characteristics similar to the Contingent Payment Rights should be treated as part of a “closed transaction” or an “open transaction” for U.S. federal tax purposes is an inherently factual determination. Pursuant to Treasury Regulations addressing contingent payment obligations analogous to the Contingent Payment Rights, if the fair market value of the Contingent Payment Rights is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and include the fair market value of such rights as additional consideration received in the Mergers for purposes of determining gain or loss. On the other hand, if the fair market value of the Contingent Payment Rights cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable.

The installment method for reporting any gain attributable to the receipt of a Contingent Payment Right generally will not be available with respect to the receipt of the Contingent Payment Right in exchange for Kineta Common Stock pursuant to the Mergers because Kineta Common Stock is traded on an established securities market. However, if the transaction were treated as an “open transaction,” gain recognition with respect to the Contingent Payment Rights may nevertheless be deferred.

It is possible that either TuHURA or Kineta may be required to take a position for income tax, withholding, and/or information reporting purposes that the Mergers, including the receipt of the Contingent Payment Rights as part of the Merger Consideration, is either a “closed transaction” or an “open transaction”. Each U.S. holder is urged to consult its tax advisor regarding the impact, if any, of the position that may be taken by TuHURA or Kineta on such holder’s characterization of the Merger Consideration.

The following sections discuss the possible consequences if the receipt of the Merger Consideration is treated as a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. U.S. holders are urged to consult their tax advisors with respect to the proper characterization of the receipt of the Contingent Payment Rights.

Closed Transaction Treatment

If the value of the Contingent Payment Amounts can be “reasonably ascertained,” the Mergers should be treated as a “closed transaction” for U.S. federal income tax purposes and a U.S. holder would measure the amount of gain (but not loss) recognized in the Mergers (if any) by reference to the fair market value of the Contingent Payment Rights, determined on the date of the consummation of the Mergers. In this scenario, (i.e., the Mergers are a “closed transaction” for U.S. federal income tax purposes), a U.S. holder’s initial tax basis in the Contingent Payment Rights will equal the fair market value of such rights, as determined as of the date of the consummation of the Mergers, and the holding period of the Contingent Payment Rights will begin on the day following the date of the consummation of the Mergers.

If the Mergers are a “closed transaction” for U.S. federal income tax purposes, there is no legal authority directly addressing the U.S. federal income tax treatment of actual payments, if any, that may be received pursuant to the Contingent Payment Rights. Accordingly, the amount, timing, and character of any gains, income or loss required to be recognized for U.S. federal income tax purposes with respect to such payments are uncertain. For example (and subject to the characterization of certain amounts as imputed interest, as described below), it is possible that actual payments received by a holder with respect to the Contingent Payment Rights up to the amount equal to such holder’s basis in such Contingent Payment Rights may be treated as a non-taxable return of such tax basis, with any payments in excess thereof being treated as (i) payments with respect to a sale or exchange of a capital asset, (ii) income taxed at ordinary rates, or (iii) dividends.

Although not free from doubt, if the payments, if any, made to a holder pursuant to such holder’s Contingent Payment Rights are less than the amount of such holder’s tax basis in such Contingent Payment Rights, such holder generally would recognize a taxable loss (which loss would generally be a capital loss) for U.S. federal income tax purposes at the time of the expiration of such rights in amount equal to the unrecovered tax basis of such holder in such Contingent Payment Rights as of such time. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. U.S. holders should consult with their own tax advisors regarding any such losses, including losses resulting from expiration of Contingent Payment Rights without any payments.

Open Transaction Treatment

The receipt of the Contingent Payment Rights would generally be treated as part of an “open transaction” if the value of such rights cannot be “reasonably ascertained.” If the receipt of the Contingent Payment Rights were treated as an “open transaction” for U.S. federal income tax purposes, a U.S. holder would not immediately take the rights into account in determining its capital gain (or loss, if allowed and applicable) on the receipt of such rights upon consummation of the Mergers and a U.S. holder would take no tax basis in such rights. Rather, subject to the imputed interest rules (discussed below), the U.S. holder would (assuming the Mergers constitute a reorganization for tax purposes) recognize gain as payments with respect to the Contingent Payment Amounts are received or deemed received in accordance with the U.S. holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments with respect to such Contingent Payment Rights) and the fair market value other property received upon consummation of the Mergers (including any other cash and/or any TuHURA Common Stock), exceeds such U.S. holder’s adjusted tax basis in the Kineta Common Stock surrendered pursuant to the Mergers.

Imputed Interest with respect to payments pursuant to the Contingent Payment Rights

If a payment with respect to the Contingent Payment Rights is made more than one year after the consummation of the Mergers, a portion of the payment may be treated as imputed interest for U.S. federal income tax purposes. Such imputed interest would be taxed as ordinary income to the recipient of such payment. If a portion of such payments with respect to the Contingent Payment Rights is treated as imputed interest for U.S. federal income tax purposes, the amount of such imputed interest will be determined at the time such payment is made and generally should equal to the excess of (i) the amount of the payment in respect of the Contingent Payment Right over (ii) the present value of such amounts of the Closing Date of the Mergers, calculated using the applicable federal rate for the calendar month which includes such Closing Date as the discount rate.

Sale or Other Disposition of the rights to the Contingent Payment Amounts

Upon a sale or other disposition of the rights to the Contingent Payment Amounts, the U.S. federal income tax consequences of such sale or other disposition is uncertain, and depends on the characterization of the Mergers, including the receipt of such rights as part of an “open transaction” or “closed transaction” for U.S. federal income tax purposes, and also depends on the nature of such sale or other disposition. Therefore, U.S. holders are urged to consult their own tax advisors in connection with any such sale or other disposition of such rights.

Due to the legal and factual uncertainties regarding the tax treatment of the rights to the Contingent Payment Amounts and the payments thereunder, U.S. holders are urged to consult their own tax advisors to determine the timing, amounts and characterization of income, gain or loss resulting from the receipt of such rights, as well as receipt of payments pursuant to, and the sale or other disposition (in certain limited circumstances) and expiration of, such rights.

Tax Consequences to U.S. Holders if the Mergers Fail to Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code.

If the Mergers do not qualify as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder generally would recognize gain or loss for U.S. federal income tax purposes on each share of Kineta Common Stock surrendered in the Mergers. The amount of gain a U.S. Holder recognizes, and the timing and character of such gain, is subject to the same uncertainty described above as to whether the transaction should be treated as a “closed transaction” or an “open transaction” for U.S. federal income tax purposes.

Under open transaction treatment, the fair market value, at the effective time of the Mergers, of the TuHURA Common Stock received in the Mergers (including any cash received in lieu of a fractional shares of TuHURA Common Stock), plus any other cash received at the time of the Mergers, plus the portion of any payments received pursuant to the Contingent Payment Rights (other than portions thereof which are treated as imputed interest, as described above), will generally first be applied against a U.S. Holder’s adjusted tax basis in the shares of Kineta Common Stock exchanged pursuant to the Mergers. A U.S. Holder will then recognize capital gain to the extent that the sum of (i) the fair market value, at the time of the Mergers, of the TuHURA Common Stock received in the Mergers (including any cash received in lieu of a fractional shares of TuHURA Common Stock) and any other cash received at the time of the Mergers, and (ii) the portion of any payments received pursuant to the Contingent Payment Rights which are not treated as imputed interest exceeds the U.S. Holder’s adjusted tax basis in the shares of Kineta Common Stock exchanged pursuant to the Mergers. A U.S. Holder generally will recognize capital loss to the extent of any remaining basis after the basis recovery described in the previous sentence, although it is possible that such U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the Contingent Payment Rights or possibly until such U.S. Holder abandons such Contingent Payment Rights for U.S. federal income tax purposes.

Under closed transaction treatment, a U.S. Holder would recognize gain in an amount equal to the difference between (i) the sum of the fair market value, in each case, at the effective time of the Mergers, (A) of the TuHURA Common Stock received in the Mergers (including any cash received in lieu of a fractional shares of TuHURA Common Stock) plus any cash received at the time of the Mergers, and (B) the Contingent Payment Rights received in the Mergers and (ii) the U.S. Holder’s tax basis in the Kineta Common Stock surrendered in the Mergers. Under a closed transaction treatment, any actual payments (if any) subsequently received by a holder with respect to the Contingent Payment Rights would then be subject to the treatment described above under “Receipt of the Contingent Payment Rights and Payments Thereunder – Closed Transaction Treatment.”

Gain or loss must be calculated separately for each block of Kineta Common Stock exchanged by the U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Kineta Common Stock exceeds one year as of the date of the Mergers. A U.S. Holder’s tax basis in the shares of TuHURA Common Stock received in the Mergers would be equal to the fair market value of such shares as of the effective time of the Mergers, and the U.S. Holder’s holding period in such shares would begin on the day following the Closing Date.

COMPARISON OF STOCKHOLDERS’ RIGHTS

TuHURA is incorporated under the laws of the State of Nevada and Kineta is incorporated under the laws of the State of Delaware. Accordingly, the rights of TuHURA stockholders and Kineta stockholders are governed by the laws of the State of Nevada and the laws of State of Delaware, respectively. If the Delaware Conversion Proposal is approved, TuHURA and the rights of TuHURA’s stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration in connection with the completion of the Mergers, will be governed by Delaware’s corporate laws, the Delaware Charter and the Delaware Bylaws. If the Mergers are completed, but the Delaware Conversion is not approved, TuHURA and the rights of TuHURA’s stockholders, including the Kineta stockholders that receive shares of TuHURA Common Stock as Merger Consideration in connection with the completion of the Mergers, will be governed by the NRS, the TuHURA Charter (as amended by the Certificate of Amendment effectuating the Authorized Share Increase) and the TuHURA Bylaws.

Summarized below is a comparison of material differences of a Kineta stockholder and the rights of a TuHURA stockholder under two different scenarios: (i) if TuHURA stockholders do not approve the Delaware Conversion Proposal and (ii) if TuHURA stockholder approve the Delaware Conversion Proposal. The first column provides a summary of the rights of Kineta stockholders under the DGCL, the Kineta Charter and the Kineta Bylaws. The second column provides a summary of the rights of TuHURA stockholders under the NRS, the TuHURA Charter and the TuHURA Byalws. The third column provides a summary of the rights of TuHURA stockholders under the DGCL, the Delaware Charter and the Delaware Bylaws.

While Kineta and TuHURA believe that the summary table described above covers the material differences between the rights their respective shareholders prior to the Mergers and the rights of TuHURA stockholders following the Mergers, including if the Delaware Conversion Proposal is approved, such summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of TuHURA’s and Kineta’s stockholders and are qualified in their entirety by reference to the NRS and the DGCL, and the various governance documents of TuHURA and Kineta that are referred to in the summaries. TuHURA has filed the TuHURA Charter and TuHURA Bylaws with the SEC and will send copies to you without charge, upon your request. The TuHURA Delaware Charter and TuHURA Delaware Bylaws are attached hereto as Annex G and Annex H and TuHURA will send copies to you without charge upon your request. Kineta will also send copies of the Kineta Charter and Kineta Bylaws to you without charge, upon your request. Please see the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus.

	Kineta	TuHURA (assuming the Delaware Conversion Proposal is not approved)	TuHURA (assuming the Delaware Conversion Proposal is approved)
Authorized Capital Stock

Kineta has authority to issue 135,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

As of the Record Date, Kineta had [12,265,496] shares of Kineta

		TuHURA’s Charter provides that the authorized capital stock of TuHURA consists of 75,000,000 shares of common stock, par value $0.001 per share (which assumes that the Authorized Share Increase is not approved; if approved, the TuHURA Charter, as	The Delaware Charter provides 200,000,000 shares of common stock par value $0.001 per share (which assumes that the Authorized Share Increase is approved; if not approved, the Delaware Charter will provide for 75,000,00 shares of common stock, par value $0.001 per share) and 5,000,000 shares of preferred stock, par value $0.001 per share.

	Common Stock and no shares of preferred stock issued and outstanding.	amended, would have authorized capital stock of 200 million shares of common stock), and 5,000,000 shares of preferred stock, par value $0.001 per share.

Preferred Stock	The Kineta Board of Directors is authorized to provide for the issuance of shares of preferred stock from time to time in one or more series, and authorized to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions.	The TuHURA Board of Directors is authorized to issue shares of preferred stock in one or more series, 4,721,000 of which shares are undesignated, with such designations, rights and preferences as may be determined from time to time by TuHURA Board of Directors.	The TuHURA Board of Directors is authorized to issue shares of preferred stock in one or more series, 4,721,000 of which shares are undesignated, with such designations, rights and preferences as may be determined from time to time by the TuHURA Board of Directors.

Voting Rights	Each holder of Kineta Common Stock is entitled to one vote for each share of stock held by such stockholder.	Each holder of TuHURA Common Stock is entitled to one vote for each share of common stock held by such stockholder.	Pursuant to the Delaware Charter, holders of shares of TuHURA Common Stock are entitled to one vote for each such share on all matters voted on by the stockholder.

Dividend Rights

Subject to any restrictions in law or the Kineta Charter, the Kineta Board of Directors may declare and pay dividends upon the shares of Kineta Common Stock.

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

		The TuHURA Bylaws provide that the TuHURA Board of Directors may pay dividends or make other distributions on its outstanding shares in the manner and upon the terms and conditions provided by the TuHURA Charter or by statute. Dividends may be paid in cash, in property, or in shares of the TuHURA capital stock, subject to the provisions of the TuHURA Charter.	The Delaware Charter will provide that dividends may be declared and paid on common stock out of any funds lawfully available as and when determined by the TuHURA Board of Directors, subject to any preferential dividend or other rights of any then-outstanding preferred stock.

Other Rights	Holders of Kineta Common Stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no subscription, redemption or conversion rights with respect to Kineta Common Stock.	Holders of TuHURA Common Stock are not entitled to preemptive rights.	Holders of TuHURA Common Stock are not entitled to preemptive rights.

Class of Directors	The Kineta Board of Directors is currently divided into three classes.	TuHURA does not have a classified board.	TuHURA does not have a classified board.

Number of Directors	Under the Kineta Charter and Kineta Bylaws, the number of directors that shall constitute the whole board of directors shall be fixed solely and exclusively by resolution adopted from time to time by the board of directors. At present, Kineta has seven directors.	The number of directors may be fixed and changed from time to time by resolution of the TuHURA Board of Directors. At present, TuHURA has five directors.	The number of directors may be fixed and changed from time to time by resolution of the TuHURA Board of Directors. TuHURA has five directors.

Election of Directors	Each director is elected by a plurality of the votes cast by the stockholders entitled to vote at a meeting for the election of directors at which a quorum is present. Kineta stockholders do not have cumulative voting rights.	Each director is elected by a plurality of the votes cast by the stockholders entitled to vote at a meeting for the election of directors at which a quorum is present. TuHURA stockholders do not have cumulative voting rights.	The Delaware Charter and the Delaware Bylaws will provide that directors are elected at each annual meeting of stockholders. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

Term of Office

Currently, Kineta directors are divided into three classes with each class serving staggered three-year terms, with one class being elected each year.

Each director will hold office until such director’s term expires and until a successor has

		The TuHURA Bylaws provide for each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s	The TuHURA Bylaws provide that each director will hold office until the next annual meeting and shall hold office until their respective successors are elected.

	been duly elected and qualified or until such director’s earlier death, resignation, disqualification or removal.	earlier death, resignation, or removal.

Removal of Directors	Under the Kineta Charter, a director may be removed from office only (i) with cause and (ii) by the affirmative vote of holders of 75% or more of the outstanding shares of capital stock then entitled to vote at an election of directors.

Any director may be removed from office in accordance with the provisions of Section 335 of the NGCL.

Other than as set forth in subsection 7 of Section 335 of the NRS, no reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

One or more or all of the directors of the TuHURA may be removed with or without cause at any time by a vote of the holders of at least a majority in voting power of the stockholders entitled to vote thereon, voting as a single class.

Filling Vacancies on the Board	Under the Kineta Charter, any vacancy or newly created directorships on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum.	Under the TuHURA Bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Vacancies and newly created directorships occurring on the TuHURA Board of Directors may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and may not be filled by the stockholders.

Director Nominations and Stockholder Proposals	Under the Kineta Bylaws, in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the Kineta Secretary, which must be received no earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the	Under the TuHURA Bylaws, in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the Kineta Secretary, which must be received no earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the	Under the Delaware Bylaws, in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the TuHURA Secretary, which must be received no earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the

	one-year anniversary of the preceding year’s annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting).	one-year anniversary of the preceding year’s annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 25 days before or more than 25 days after the first anniversary of the preceding year’s annual meeting).	one-year anniversary of the preceding year’s annual meeting (with certain adjustments if no annual meeting was held the previous year or the date of the annual meeting is changed by more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting).

Special Meetings of Stockholders	The Kineta Charter and Kineta Bylaws provide that a special meeting of the stockholders may be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office.	The TuHURA Bylaws provide that special meetings of the stockholders may only be called by TuHURA’s Board of Directors acting pursuant to a resolution approved by the affirmative majority of the entire TuHURA Board of Directors, certain officers or any stockholder holding at least 20% of the stock issued and outstanding and entitled to vote thereat.	The Delaware Bylaws provide that subject to the rights of the holders of any outstanding series of the preferred stock of the TuHURA and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the TuHURA Board of Directors, Chairperson of the Board, or the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President, and shall be called by the Secretary upon the written request of one or more stockholders holding shares of record of the TuHURA capital stock representing in the aggregate at least twenty-five percent (25%).

Quorum	Under the Kineta Bylaws, at any meeting of the Kineta Board of Directors, a majority of the total number of directors, which includes any unfilled vacancies on the Kineta Board of Directors, shall	Under the TuHURA Bylaws, all meetings of stockholders, the holders representing one-third of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by	Under the Delaware Bylaws, the quorum necessary for the transaction of the business of the TuHURA Board is a majority of the TuHURA Board of Directors.

	constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice.	proxy, shall constitute a quorum for the transaction of business. Where a separate vote by a class or series or classes or series is required, one-third of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum of the relevant class or series entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the TuHURA Charter or the TuHURA Bylaws.

Written Consent by Stockholders	The Kineta Charter provides that any action required or permitted to be taken by Kineta’s stockholders at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.	The TuHURA Bylaws provide that any action required or permitted to be taken pursuant to authorization voted at a meeting of the TuHURA Board of Directors or committee, as the case may be, may be taken without a meeting if, prior or subsequent to such action, all of the directors consent thereto in writing or by electronic transmission (that satisfies the requirements of Chapter 75 of the NRS and any other applicable provision of the laws of the State of Nevada) and the writing or writings in electronic transmission or transmissions are filed with the minutes of proceedings of the TuHURA Board of Directors or committee.	The Delaware Charter will provide that subject to the rights of the holders of any outstanding shares of preferred stock, any action required or permitted to be taken by the stockholders of TuHURA must be effected at a duly called annual or special meeting of stockholders of TuHURA and may not be effected by any consent in writing by such stockholders.

Business Combinations with Interested Stockholders	Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a	The NRS prohibits certain business combinations between a Nevada corporation and an interested stockholder of a corporation for three years after such holder becomes an interested stockholder of such corporation (the “Business Combination Statute”), unless such corporation’s articles of incorporation expressly elect not to be governed by the Business Combination Statute. Generally, an interested stockholder is a holder who is the beneficial owner of 10% or more of the voting power of a corporation’s outstanding stock and, at any time within three years immediately before the date in question, was the beneficial owner of 10% or more of the then outstanding stock of the corporation. After the three-year period, business combinations remain prohibited unless they are (a) approved by the board of directors prior to the date that the person first became an interested stockholder or by a majority of the outstanding voting power not beneficially owned by the interested party, or (b) the interested stockholder satisfies certain fair- value requirements. An interested stockholder is (i) a person that beneficially owns, directly or indirectly,	Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a

	meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Kineta is subject to this provision.	10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) an affiliate or associate of the corporation who, at any time within the past three years, was an interested stockholder of the corporation.	meeting of stockholders by the affirmative vote of at least 66% (2/3) of the outstanding voting stock not owned by the interested stockholder.

Limitations of Personal Liability of Directors	As permitted by Section 102(b)(7) of the DGCL, the Kineta Charter eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.	As permitted by the NRS, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Under the NRS, directors who make unlawful distributions to stockholders are jointly and severally liable, at any time within 3 years after each violation, to the corporation and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of such distribution, unless

Under Delaware law, if a corporation’s certificate of incorporation so provides, the personal liability of a director or officer for breach of fiduciary duty as a director may be eliminated or limited. A corporation’s certificate of incorporation, however, may not limit or eliminate personal liability (a) for a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (b) for a director or officer for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) for a director for the payment of unlawful dividends, stock repurchases or redemptions, or (d) for a director or officer for any transaction in which the director received an improper personal benefit, or (e) for an officer in any action by or in the right of the corporation.

The provisions of the Delaware Charter are consistent with the

		such director dissented at the meeting approving such action or upon learning of such action.	DGCL regarding limitation of liability.

Indemnification	The Kineta Bylaws provide that directors and officers of Kineta shall be indemnified and led harmless by Kineta to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Kineta to provide broader indemnification rights than such law permitted Kineta to provide prior to such amendment), if a determination is made that such person acted in good faith and in a manner believed to be in or not opposed to the best interests of Kineta.	The TuHURA Bylaws require TuHURA to indemnify to the full extent permitted by the NGCL, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of TuHURA or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, with respect to actions by or in the rights of the corporation, no indemnification may be paid for judgments and settlements or to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity. The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

The Delaware Bylaws provide that, to the fullest extent permitted by applicable law, TuHURA shall indemnify each person who was or is made party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact he or she is or was a director or officer of TuHURA, subject to additional terms, conditions, and limitations. The Delaware Charter contains a similar provision with respect to directors but subject to fewer terms, conditions and limitations.

Amendments to the Charter	The Kineta Charter may be amended by an affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, provided however that the affirmative vote of 75% of the outstanding shares of capital stock, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend certain enumerated provisions.	The NRS requires that, except with respect to changing a corporation’s registered agent, which requires only a filing by the corporation of a statement of change, unless a larger proportion of voting power of the stockholders is provided in the articles of incorporation, the board of directors must adopt a resolution setting forth the amendment proposed and submit the proposed amendment to the stockholders for approval. The approval by a majority of the voting power is required to approve an amendment. If any proposed amendment would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment.

The Delaware Charter will provide that TuHURA reserves the right to amend, alter, change or repeal any provision in the Delaware Charter in the manner now or hereafter permitted by the DGCL.

Notwithstanding anything contained in the Delaware Charter or the Delaware Bylaws to the contrary, and subject to the terms therein, the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of TuHURA capital stock entitled to vote thereon, voting as a single class, is required to amend certain provisions of the Delaware Charter.

Amendments to the Bylaws	The Kineta Charter provides that the board of directors is expressly authorized to amend or repeal the Kineta Bylaws and that the stockholders of Kineta may amend or repeal the Kineta Bylaws with an affirmative vote of at least 75% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, provided however that if the board of directors recommends that stockholders approve an amendment or repeal at a meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.	The TuHURA Bylaws provide that the TuHURA Bylaws may be adopted, altered, amended or repealed by a majority of the votes cast at any regular or special meeting of the stockholders, if notice of the proposed alteration or amendment be contained in the notice of meeting, or by a majority of the TuHURA Board of Directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

The Delaware Bylaws are subject to amendment, alteration or repeal, and new bylaws may be made by the affirmative vote of the total voting power of the issued and outstanding shares of TuHURA capital stock entitled to vote thereon, voting together as a single class.

The TuHURA Board of Directors also will have the power to make, adopt, alter, amend and repeal, from time to time, the bylaws.

Forum Selection	The Kineta Bylaws provide that, unless Kineta consents in writing to the selection of an alternative forum, the Court of Chancery will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Kineta (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Kineta, to Kineta or Kineta’s stockholders; (iii) any action or proceeding	The TuHURA Bylaws provide that, unless TuHURA consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of TuHURA, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of TuHURA to the TuHURA or TuHURA’s stockholders, (iii) any action asserting a claim against TuHURA or any director or officer or	The Delaware Charter provides that, unless TuHURA consents in writing to the selection of an alternate forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of fiduciary duty owed by any current or former Director, officer, other employee or stockholder to TuHURA or to the TuHURA stockholders; (c) any action asserting a claim arising pursuant to any provision of the

asserting a claim against Kineta or any current or former director, officer or other employee of Kineta, arising out of or pursuant to any provision of the DGCL, the Kineta Charter or Kineta Bylaws (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Kineta Charter or Kineta Bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery; and (vi) any action or proceeding asserting a claim against Kineta or any director, officer or other employee of Kineta, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.	other employee of the Corporation arising pursuant to any provision of Chapter 78 or Chapter 92A of the NRS or the TuHURA Charter or TuHURA Bylaws, or (iv) any action asserting a claim against TuHURA or any director or officer or other employee of TuHURA governed by the internal affairs doctrine shall be a state court located within the State of Nevada (or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada).

DGCL, the Delaware Charter or Delaware’s Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine; and (ii) subject to the preceding provisions, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended.

The exclusive forum provision do not apply to the extent of either (i) exclusive federal jurisdiction pursuant to Section 27 of the Securities Exchange Act of 1934, as amended, for claims seeking to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction, or (ii) concurrent jurisdiction under Section 22 of the Securities Act, for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act of 1933, as amended, or the rules and regulations thereunder.

APPRAISAL RIGHTS

General

If the Mergers are completed, Kineta stockholders of record and beneficial owners who do not vote in favor of the adoption of the Merger Agreement, who continuously hold such shares as of immediately before and through the Effective Time of the Mergers and who properly demand appraisal of their shares may be entitled to appraisal rights in connection with the Mergers under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”).

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this joint proxy statement/prospectus as Annex B and incorporated herein by reference. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Kineta stockholders of record or beneficial owners exercise their appraisal rights under Section 262 of the DGCL. All references in Section 262 of the DGCL to a “stockholder” and all references in this “Appraisal Rights” summary to a “Kineta stockholder” or “holder of Kineta Common Stock” are to the record holders of Kineta Common Stock as of the Record Date unless otherwise noted herein. All such references to a “beneficial owner” mean a person or entity who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person or entity unless otherwise expressly noted herein. If you hold your shares of Kineta Common Stock through a broker, bank or other nominee and you wish to exercise appraisal rights, you should consult with your broker, bank or the other nominee.

Any Kineta stockholder or beneficial owner of shares of Kineta Common Stock contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Failure to strictly follow the procedures required by Section 262 of the DGCL for demanding and perfecting appraisal rights may result in the loss of such rights. Under Section 262 of the DGCL, Kineta stockholders of record and beneficial owners who (i) submit a written demand for appraisal of their shares prior to the vote on the Agreement and do not withdraw their demand, fail to perfect or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; (ii) do not vote in favor of the Merger Agreement Proposal; (iii) continuously are the record holders or beneficial owners of such shares through the Effective Time; (iv) who are entitled to demand appraisal rights under Section 262 of the DGCL; and (v) otherwise follow the procedures set forth in Section 262 of the DGCL may be entitled to have their shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of the shares of Kineta Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Mergers, as determined by the Court of Chancery, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Court of Chancery. It is possible that any such “fair value” as determined by the Court of Chancery may be more or less than, or the same as the Merger Consideration. However, immediately before the Mergers, Kineta Common Stock will be listed on a national exchange. Therefore, pursuant to Section 262(g) of the DGCL, after an appraisal petition has been filed, the Court of Chancery will dismiss appraisal proceedings as to all Kineta stockholders of record and beneficial owners who have asserted appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Kineta Common Stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (ii) the value of the Merger Consideration in respect of such shares exceeds $1 million. At least one of these “ownership thresholds” must be met in order for Kineta stockholders of record or beneficial owners to be entitled to seek appraisal with respect to such shares of Kineta Common Stock. Unless the Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Court of Chancery enters judgment in the appraisal proceeding, the Surviving Company may pay to each Kineta stockholder of record and beneficial owner entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Court of Chancery and (2) interest accrued prior to the time of such cash payment, unless paid at such time. The Surviving Company is under no obligation to make such voluntary cash payment before such entry of judgment.

Under Section 262 of the DGCL, where a Merger Agreement is to be submitted for adoption at a meeting of stockholders, such as the Kineta special meeting, the corporation, not less than 20 days before the meeting, must notify each of its stockholders who was such on the Record Date for notice of such meeting with respect to shares for which appraisal rights are available that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes Kineta’ notice to its stockholders that appraisal rights are available in connection with the Mergers, and the full text of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex B. In connection with the Mergers, any holder of record or beneficial owner of Kineta Common Stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s or beneficial owner’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. In addition, the Court of Chancery will dismiss appraisal proceedings as to all holders of record and beneficial owners of shares of Kineta Common Stock who have asserted appraisal rights unless at least one ownership threshold has been satisfied. A Kineta stockholder or beneficial owner of Kineta Common Stock who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration described in the Merger Agreement (without interest). Moreover, the process of dissenting and exercising appraisal rights requires compliance with technical prerequisites, and because of the complexity of the procedures for exercising the right to seek appraisal of shares of Kineta Common Stock, Kineta believes that if a Kineta stockholder or beneficial owner of Kineta Common Stock considers exercising such rights, such Kineta stockholder or beneficial owner of Kineta Common Stock should seek the advice of legal counsel.

How to Exercise and Perfect Your Appraisal Rights

Kineta stockholders or beneficial owners of shares of Kineta Common Stock wishing to exercise the right to seek an appraisal of their shares of Kineta Common Stock must do ALL of the following:

•

the Kineta stockholder or beneficial owner of shares of Kineta Common Stock must deliver to Kineta a written demand for appraisal before the vote on the Merger Agreement Proposal at the Kineta special meeting, which written demand must reasonably inform Kineta of the identity of the Kineta stockholder or beneficial owner of Kineta Common Stock and that the Kineta stockholder or beneficial owner of Kineta Common Stock intends to demand appraisal of their shares. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the Merger Agreement Proposal. Voting “AGAINST” or failing to vote “FOR” the Merger Agreement Proposal by itself does not constitute a demand for appraisal within the meaning of Section 262 of the DGCL;

•

in the case of a Kineta stockholder of record, the stockholder must not vote, or abstain from voting, in favor of the Merger Agreement Proposal; if a beneficial owner of Kineta Common Stock, such person or entity must not instruct their broker, bank or other nominee to vote their share(s), or abstain from voting, in favor of the Merger Agreement Proposal;

•

the Kineta stockholder or beneficial owner of Kineta Common Stock must continuously hold or beneficially own, as applicable, the shares of Kineta Common Stock from the date of making the demand through the Effective Time (a Kineta stockholder or beneficial owner of Kineta Common Stock will lose appraisal rights if the Kineta stockholder or beneficial owner of Kineta Common Stock transfers the shares before the Effective Time); and

•

the Kineta stockholder, the beneficial owner of Kineta Common Stock or the Surviving Company must file a petition in the Court of Chancery requesting a determination of the fair value of the shares within

120 days after the Effective Time. The Surviving Company is under no obligation to file any such petition and has no intention of doing so.

In addition, for any Kineta stockholder or beneficial owner of Kineta Common Stock to exercise appraisal rights, at least one of the ownership thresholds must be met.

Filing Written Demand

Any Kineta stockholder or beneficial owner wishing to exercise appraisal rights must deliver to Kineta, before the vote on the adoption of the Merger Agreement at the Kineta special meeting, a written demand for the appraisal of the Kineta stockholder’s or beneficial owner’s shares of Kineta Common Stock.

In the case of a Kineta stockholder of record, such Kineta stockholder must not vote or submit a proxy in favor of the Merger Agreement Proposal. A Kineta stockholder of record wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the Effective Time, since such person or entity will lose his, her or its appraisal rights if the shares are transferred before the effective date of the Mergers. A proxy that is submitted and does not contain voting instructions will, unless timely revoked, be voted in favor of the Merger Agreement Proposal, and it will constitute a waiver of the Kineta stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a Kineta stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Merger Agreement Proposal or abstain from voting, or otherwise fail to vote, on the Merger Agreement Proposal.

In the case of a beneficial owner of Kineta Common Stock, brokers, banks and other nominees that hold shares of Kineta Common Stock in “street name” for their customers do not have discretionary authority to vote those shares on the Merger Agreement Proposal without specific voting instructions from the beneficial owner on such proposal, but such brokers, banks or other nominees will vote such shares as instructed if the beneficial owner provides such instructions. If a beneficial owner of shares of Kineta Common Stock held in “street name” instructs such person’s or entity’s broker, bank or other nominee to vote such person’s or entity’s shares in favor of the Merger Agreement Proposal, and does not revoke such instruction prior to the vote on the Merger Agreement Proposal, then such shares will be voted in favor of the Merger Agreement Proposal, and it will constitute a waiver of such beneficial owner’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a beneficial owner of Kineta Common Stock who wishes to exercise appraisal rights must either not provide any instructions to such person’s or entity’s broker, bank or other nominee how to vote on the Merger Agreement Proposal or must instruct such broker, bank or other nominee to vote against the Merger Agreement Proposal or abstain from voting on such proposal.

Neither voting against the Merger Agreement Proposal, nor submitting a proxy against the Merger Agreement Proposal, nor abstaining from voting or failing to vote on the Merger Agreement Proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Merger Agreement Proposal. A Kineta stockholder’s or beneficial owner’s failure to make the written demand before the taking of the vote on the Merger Agreement Proposal at the Kineta special meeting will constitute a waiver of appraisal rights.

A demand for appraisal made by a Kineta stockholder of record or beneficial owner of Kineta Common Stock must be executed by or on behalf of the Kineta stockholder of record or beneficial owner, as applicable, and must reasonably inform Kineta of the identity of such holder or beneficial owner.

In addition, in the case of a demand for appraisal made by a beneficial owner of Kineta Common Stock, the demand must also reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of Kineta Common Stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and accurate copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Company under Section 262 of the DGCL and to be set forth on the verified list required by subsection (f) of Section 262 of the DGCL. Whether made by a Kineta stockholder or beneficial owner of Kineta Common Stock, a written demand for appraisal must state that the person or entity intends thereby to demand appraisal of the person’s or entity’s shares in connection with the Merger.

KINETA STOCKHOLDERS WHO HOLD THEIR SHARES OF KINETA COMMON STOCK IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND WHO WISH TO EXERCISE APPRAISAL RIGHTS ARE URGED TO CONSULT WITH THEIR BANKS, BROKERS OR OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY SUCH A NOMINEE.

Withdrawal of Appraisal

At any time within 60 days after the Effective Time, any Kineta stockholder of record or beneficial owner who has delivered a written demand to Kineta and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Surviving Company, a written withdrawal of the demand for appraisal and an acceptance of the Merger Consideration. Any such attempt to withdraw the demand made more than 60 days after the Effective Time will require written approval of the Surviving Company in the Merger. No appraisal proceeding in the Court of Chancery will be dismissed as to any Kineta stockholder of record or beneficial owner of Kineta Common Stock without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that any Kineta stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration within 60 days after the Effective Time. If the Surviving Company does not approve a request to withdraw a demand for appraisal and to accept the Merger Consideration when that approval is required, or if the Court of Chancery does not approve the dismissal of an appraisal proceeding, the Kineta stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger Agreement.

Notice by the Surviving Company

Within 10 days after the Effective Time, the Surviving Company, or its successors or assigns, will notify each Kineta stockholder of record and beneficial owner, who has complied with Section 262 of the DGCL, and who has not voted in favor of the Merger Agreement Proposal, of the date on which the Mergers became effective.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Company or any Kineta stockholder of record or beneficial owner who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Company, or its successors or assigns, in the case of a petition filed by a Kineta stockholder of record or beneficial owner, demanding a determination of the fair value of the shares held by all Kineta stockholders or beneficial owners of Kineta Common Stock entitled to appraisal rights who did not vote their shares in favor of the Mergers and properly demanded appraisal of such shares. The Surviving Company is under no obligation to and has no present intention to file a petition and Kineta stockholders of record and beneficial owners should not assume that the Surviving Company will file a petition or initiate any negotiations with respect to the fair value of the shares of Kineta Common Stock.

Accordingly, any holders or beneficial owners of shares of Kineta Common Stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Kineta Common Stock within the time and in the manner prescribed in Section 262 of the DGCL. The failure of a holder or beneficial owner of Kineta Common Stock to file such a petition in the period and manner specified in Section 262 of the DGCL could nullify the Kineta stockholder’s or beneficial owner’s previous written demand for appraisal.

Within 120 days after the Effective Time, any Kineta stockholder of record or beneficial owner of Kineta Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), to receive from the Surviving Company a statement setting forth the aggregate number of shares of Kineta Common Stock not voted in favor of the Merger Agreement Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s or entity’s name, the record holder of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The statement must be mailed to the requesting Kineta stockholder of record or beneficial owner within 10 days after such stockholder’s request therefor has been received by the Surviving Company or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person or entity who is the beneficial owner of shares of Kineta Common Stock held either in a voting trust or by a nominee on behalf of such person or entity may, in such person’s or entity’s own name, demand in writing an appraisal of such person’s or entity’s shares or request from the Surviving Company, or its successors or assigns, the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder or beneficial owner of shares of Kineta Common Stock and a copy thereof is served upon the Surviving Company, the Surviving Company will then be obligated within 20 days after such service to file in the office of the Register in Chancery in which the petition was filed a duly verified list, which is referred to as the “verified list,” containing the names and addresses of all Kineta stockholders or beneficial owners of shares of Kineta Common Stock who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by the Surviving Company in the Merger. Upon the filing of any such petition, the Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Surviving Company and the Kineta stockholders or beneficial owners of shares of Kineta Common Stock shown on the verified list at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Court of Chancery. The costs of such notices are borne by the Surviving Company of the Mergers.

After notice has been given to the Kineta stockholders and beneficial owners of shares of Kineta Common Stock as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those Kineta stockholders of record or beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder.

Determination of Fair Value

After the Court of Chancery determines the Kineta stockholders and beneficial owners of shares of Kineta Common Stock entitled to an appraisal and that at least one of the ownership thresholds described above has been satisfied as to the Kineta stockholders or beneficial owners seeking appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the “fair value” of the shares of Kineta Common stock, exclusive of any element of value arising from the accomplishment or expectation of the Mergers, together with interest, if any, to be paid upon the amount determined to be the fair value (subject, in the case of interest payments, to any voluntary cash payments made by the Surviving Company pursuant to subsection (h) of Section 262 of the DGCL that have the effect of limiting the sum on which interest accrues as described below). In determining fair value, the Court of Chancery will take into account all relevant factors. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date and the date of payment of the judgment. However, at any time before the Court of Chancery’s entry of judgment in the proceedings, the Surviving Company may pay to each Kineta stockholder and beneficial owner of Kineta Common Stock entitled to appraisal an amount in cash, which is referred to as a voluntary cash payment, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid by the Surviving Company and the fair value of the shares as determined by the Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Mergers that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Mergers and not the product of speculation, may be considered.”

Kineta stockholders and beneficial owners of shares of Kineta Common Stock considering seeking appraisal should be aware that the fair value of their shares as so determined by the Court of Chancery could be less than, the same as or more than the value of the Merger Consideration.

Although Kineta believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and Kineta stockholders and beneficial owners of shares of Kineta Common Stock should recognize that such an appraisal could result in a determination of a value lower or higher than, or the same as, the Merger Consideration. None of the parties to the Mergers anticipates offering more than the Merger Consideration to any Kineta stockholder or beneficial owner of shares of Kineta Common Stock exercising appraisal rights, and each of the parties to the Merger Agreement reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Kineta Common Stock is less than the Merger Consideration.

Upon application by the Surviving Company or by any Kineta stockholder or beneficial owner of Kineta Common Stock entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal before the final determination of Kineta stockholders and beneficial owners entitled to an appraisal. Any Kineta stockholder or beneficial owner of Kineta Common Stock whose name appears on the verified list and, if such shares are represented by certificates and if so required, who has submitted such Kineta stockholder’s certificates of stock, as applicable, to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such Kineta stockholder or beneficial owner of Kineta Common Stock is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Court of Chancery will direct the payment of the fair value of the shares of Kineta Common Stock, together with interest, if any, by the Surviving Company to Kineta stockholders of record or beneficial owners entitled thereto. Payment will be made to each such Kineta stockholder or beneficial owner, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Company of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced. If a petition for appraisal is not timely filed or if neither of the ownership thresholds is met, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Upon application of a Kineta stockholder or beneficial owner of Kineta Common Stock, the Court of Chancery may also order all or a portion of the expenses incurred by a Kineta stockholder or beneficial owner in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal. In the absence of such an order, each party bears its own expenses.

From and after the Effective Time, no Kineta stockholder or beneficial owner of Kineta Common Stock who has demanded appraisal rights will be entitled to vote such shares of Kineta Common Stock for any purpose or to receive payment of dividends or other distributions on such shares of Kineta stock, except dividends or other distributions on such shares of Kineta Common Stock, if any, payable to Kineta stockholders as of a time before the Effective Time. If any stockholder who demands appraisal of shares of Kineta Common Stock under Section 262 of the DGCL fails to perfect or effectively loses or withdraws such holder’s right to appraisal, the stockholder’s shares of Kineta Common Stock will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. A Kineta stockholder or beneficial owner of Kineta Common Stock will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, if neither of the ownership thresholds is met or if the Kineta stockholder or beneficial owner of Kineta Common Stock delivers to the Surviving Company a written withdrawal of the demand for an appraisal and an acceptance of the Merger Consideration, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Company in the Merger. Once a petition for appraisal is filed with the Court of Chancery, however, the appraisal proceeding may not be dismissed as to any Kineta stockholder or beneficial owner of Kineta Common Stock who commenced the proceeding or joined that proceeding as a named party without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the court deems just; provided, however that the foregoing will not affect the right of any Kineta stockholder or beneficial owner of Kineta Common Stock who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Mergers within 60 days after the Effective Time of the Mergers. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights.

In view of the complexity of Section 262 of the DGCL, Kineta stockholders of record and beneficial owners wishing to exercise appraisal rights are encouraged to consult legal counsel before attempting to exercise those rights.

Who May Exercise Appraisal Rights

A Kineta stockholder of record or beneficial owner of shares of Kineta Common Stock issued and outstanding prior to and continuously held through the Effective Time may assert appraisal rights for the shares of Kineta Common Stock held of record or beneficially in that holder’s name. A demand for appraisal must reasonably inform Kineta of the identity of the Kineta stockholder of record or beneficial owner and that the Kineta stockholder intends to demand appraisal of his, her or its shares of Kineta Common Stock. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must (1) reasonably identify the holder of record of the shares for which the demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (3) provide an address at which such beneficial owner consents to receive notices given by Kineta and to be set forth on the verified list of persons or entities who have demanded appraisal for their shares pursuant to Section 262(f) of the DGCL. A holder of record, such as a bank, broker or other nominee, who holds shares of Kineta Common Stock as a nominee or intermediary for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the holder of record.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Kineta, Inc.

Attention: Corporate Secretary

7683 SE 27th Street, Suite 481

Mercer Island, WA 98040

To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

LEGAL MATTERS

The validity of the shares of TuHURA Common Stock offered hereby will be passed upon for TuHURA by Foley & Lardner LLP. Certain material U.S. federal income tax consequences relating to the Mergers will be passed upon for TuHURA by Foley & Lardner LLP and for Kineta by Orrick, Herrington & Sutcliffe LLP.

EXPERTS

TuHURA

The consolidated financial statements of TuHURA as of December 31, 2024 and 2023, and for each of the years then ended, have been included in this joint proxy statement/prospectus, which is referred to and made a part of this Registration Statement on Form S-4, have been audited by Cherry Bekaert LLP, independent registered accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of TuHURA (formerly known as Kintara Therapeutics, Inc.) at June 30, 2024 and 2023, and for the years then ended, included in this joint proxy statement/prospectus, which is referred to and made a part of this Registration Statement on Form S-4, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Kineta

The consolidated financial statements of Kineta as of December 31, 2024 and 2023, and for each of the years then ended, have been included in this joint proxy statement/prospectus in reliance upon the report (which contains an explanatory paragraph relating to Kineta’s ability to continue as a going concern as described in Note 1 to the financial statements) of Marcum LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker if shares are held in a brokerage account, or if you hold registered shares, for TuHURA stockholders, please call (813) 875-6600, or write to 10500 University Center Dr., Suite 110, Tampa, FL 33612, and for Kineta stockholders, please call (206) 378-0400 or write to 7683 SE 27th Street, Suite 481, Mercer Island, WA 98040.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable: TuHURA Biosciences, Inc., 10500 University Center Dr., Suite 110, Tampa, FL 33612, Telephone (813) 875-6600, or Kineta, Inc., 7683 SE 27th Street, Suite 481, Mercer Island, WA 98040, Telephone (206) 378-0400.

ADDITIONAL INFORMATION

TUHURA Annual Report

Copies of TuHURA’s Annual Report on Form 10-K (including TuHURA’s audited financial statements) filed with the SEC may be obtained without charge by writing to TuHURA Biosciences, Inc., 10500 University Center Dr., Suite 110, Tampa, FL 33612, Telephone (813) 875-6600. Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees to cover the costs of copying and mailing such materials.

TuHURA’s audited financial statements for the fiscal year ended December 31, 2024 and certain other related financial and business information are contained in TuHURA’s Annual Report on Form 10-K, which is being made available to TuHURA’s stockholders along with this proxy statement, but which is not deemed a part of the proxy soliciting material.

Kineta Annual Report

Copies of Kineta’s Annual Report on Form 10-K (including Kineta’s audited financial statements) filed with the SEC may be obtained without charge by writing to Kineta, Inc., 7683 SE 27th Street, Suite 481, Mercer Island, WA 98040, Telephone (206) 378-0400. Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees to cover the costs of copying and mailing such materials.

Kineta’s audited financial statements for the fiscal year ended December 31, 2024 and certain other related financial and business information are contained in Kineta’s Annual Report on Form 10-K, which is being made available to Kineta’s stockholders along with this proxy statement, but which is not deemed a part of the proxy soliciting material.

WHERE YOU CAN FIND MORE INFORMATION

All information contained in this joint proxy statement/prospectus relating to TuHURA has been supplied by TuHURA, and all such information relating to Kineta has been supplied by Kineta. Information provided by either TuHURA or Kineta does not constitute any representation, estimate or projection of any other party.

You should rely only on the information contained in this joint proxy statement/prospectus or that we have referred to you. None of TuHURA or Kineta has authorized anyone to provide you with any additional information. This joint proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this joint proxy statement/prospectus to stockholders of TuHURA or stockholders of Kineta shall create any implication to the contrary.

TuHURA

TuHURA files reports, proxy statements and other information with the SEC as required by the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information about TuHURA. You can read TuHURA’s SEC filings, including this joint proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. The reports and other information filed by TuHURA with the SEC are also available at TuHURA’s website, which is http://www.tuhurabio.com. Information on TuHURA’s website is not part of this joint proxy statement/prospectus.

If you would like additional copies of this joint proxy statement/prospectus or if you have questions about the Merger or the proposals to be presented at the TuHURA special meeting, you should contact us by telephone or in writing:

TuHURA Biosciences, Inc.

10500 University Center Dr., Suite 110

Tampa, FL 33612

Attention: Corporate Secretary

Telephone: (813) 875-6600

If you are a stockholder of TuHURA and would like to request documents, please do so by [●], 2025 to receive them before the TuHURA special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

Kineta

Kineta files reports, proxy statements and other information with the SEC as required by the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information about Kineta. You can read Kineta’s SEC filings, including this joint proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. The reports and other information filed by Kineta with the SEC are also available at Kineta’s website, which is http://www.kinetabio.com. Information on Kineta’s website is not part of this joint proxy statement/prospectus.

If you would like additional copies of this joint proxy statement/prospectus or if you have questions about the Merger or the proposals to be presented at the Kineta special meeting, you should contact us by telephone or in writing:

Kineta, Inc.

7683 SE 27th Street, Suite 481

Mercer Island, WA 98040

Attention: Corporate Secretary

Telephone: (206) 378-0400

If you are a stockholder of Kineta and would like to request documents, please do so by [●], 2025 to receive them before the Kineta special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Kintara Therapeutics, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Kintara Therapeutics, Inc. (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Accruals for Research and Development Expenses and Clinical Trials
Description of the Matter
As discussed in Note 2 to the consolidated financial statements, the Company records accruals for research and development expenses and clinical trials based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations (“CRO”) and other third-party vendors.
The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. Estimated accruals are determined based on reviewing contractual terms and through communications with internal clinical personnel and external service providers including CRO’s as to the progress or state of its trials. The principal consideration for our determination that performing procedures related to the clinical trial expenses, specifically related to the year-end
accrual for clinical trial costs, is a critical audit matter is that there was significant judgment by management in determining the progress of the activities included in the individual clinical trial agreements based on internal and external information.
How We Addressed the Matter in Our Audit
To evaluate the accruals for research and development expenses and clinical trials, our audit procedures included, among others, testing the completeness and accuracy of the underlying data used in the estimates and evaluating the significant assumptions including, but not limited, to obtaining an understanding of the Company’s estimation process, corroborating the progress of clinical trials with the Company’s clinical teams, obtaining confirmations directly from third parties and obtaining third party invoices related to the performance of the services provided. We also tested a sample of subsequent payments to assess the reasonableness of the Company’s accruals.
/s/ Marcum
LLP
Marcum
LLP
We have served as the Company’s auditor since 2019.
San Francisco, CA
October 7, 2024

Kintara Therapeutics, Inc.
Consolidated Balance Sheets
(In thousands, except par value amounts)

		June 30, 2024	June 30, 2023
	Note	$	$
Assets
Current assets
Cash and cash equivalents		4,909	1,535
Prepaid expenses, deposits and other		414	660
Clinical trial deposit	3	205	1,075

Total current assets		5,528	3,270
Property and equipment, net	5	674	709

Total assets		6,202	3,979

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,207	2,784
Related party payables	6	52	298

Total current liabilities		2,259	3,082
Milestone payment liability	7	186	166

Total liabilities		2,445	3,248

Stockholders’ equity
Preferred stock
Authorized
5,000 shares, $0.001 par value
Issued and outstanding
279 Series A shares at June 30, 2024 (June 30, 2023 – 279)	6,8	279	279
14 Series C shares at June 30, 2024 (June 30, 2023 – 14)	8	9,973	10,366
Common stock
Authorized
75,000 shares at June 30, 2024 (June 30, 2023 - 75,000), $0.001 par value
Issued and outstanding
55,305 issued at June 30, 2024 (June 30, 2023 – 1,692)	8	55	2
Additional paid-in capital	8	153,305	141,438
Accumulated deficit		(159,876)	(151,375)
Accumulated other comprehensive income		21	21

Total stockholders’ equity		3,757	731

Total liabilities and stockholders’ equity		6,202	3,979

Nature of operations, corporate history, going concern and management plans (note 1)
Commitments and contingencies (note 10)
Subsequent events (note 13)
The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

		For the years ended June 30,
	Note	2024	2023
Expenses
Research and development		$2,663	$9,311
General and administrative		5,788	5,485

		(8,451)	(14,796)

Other income / (loss)
Foreign exchange		(8)	10
Interest, net		139	137

		131	147

Net loss for the year		(8,320)	(14,649)

Computation of basic loss per share
Net loss for the year		(8,320)	(14,649)
Series A Preferred cash dividend	6, 8	(8)	(8)
Series C Preferred stock dividend	6, 8	(173)	(362)

Net loss for the year attributable to common stockholders		$(8,501)	$(15,019)

Basic and fully diluted loss per share		(0.32)	(9.27)

Basic and fully diluted weighted average number of shares		26,352	1,620

The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.
Consolidated Statements of Stockholders’ Equity
For the years ended June 30, 2024 and 2023
(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total Stockholders’ equity $
Balance - June 30, 2022	1,311	1	135,575	21	12,554	(136,356)	11,795
Issuance of shares and warrants - net of issue costs	262	1	1,902	—	—	—	1,903
Issuance of shares for services	16	—	110	—	—	—	110
Conversion of Series C Preferred stock to common stock	45	—	1,909	—	(1,909)	—	—
Additional shares issued on reverse stock split	15	—	—	—	—	—	—
Stock option expense	—	—	1,490	—	—	—	1,490
Restricted stock unit expense	—	—	90	—	—	—	90
Series A Preferred cash dividend	—	—	—	—	—	(8)	(8)
Series C Preferred stock dividend	43	—	362	—	—	(362)	—
Net loss for the year	—	—	—	—	—	(14,649)	(14,649)

Balance - June 30, 2023	1,692	2	141,438	21	10,645	(151,375)	731

Issuance of shares and warrants - net of issue costs	53,551	53	10,523	—	—	—	10,576
Issuance of shares on vesting of restricted stock units	4	—	—	—	—	—	—
Conversion of Series C Preferred stock to common stock	9	—	393	—	(393)	—	—
Stock option expense	—	—	607	—	—	—	607
Restricted stock unit expense	—	—	171	—	—	—	171
Series A Preferred cash dividend	—	—	—	—	—	(8)	(8)
Series C Preferred stock dividend	49	—	173	—	—	(173)	—
Net loss for the year	—	—	—	—	—	(8,320)	(8,320)

Balance - June 30, 2024	55,305	55	153,305	21	10,252	(159,876)	3,757

The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.
Consolidated Statements of Cash Flows
June 30, 2024
(In thousands)

		For the years ended June 30,
		2024	2023
	Note	$	$
Cash flows from operating activities
Net loss for the year		(8,320)	(14,649)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	4	55	60
Amortization of clinical trial deposit	3	—	3,225
Change in fair value of milestone liability		20	3
Restricted stock units and shares issued for services	8	171	200
Stock option expense	8	607	1,490
Changes in operating assets and liabilities
Prepaid expenses, deposits and other		246	371
Clinical trial deposits	3	870	(1,700)
Accounts payable and accrued liabilities		(577)	(442)
Related party payables		(248)	(423)

Net cash used in operating activities		(7,176)	(11,865)

Cash flows from investing activities
Purchase of equipment		(20)	(232)

Net cash used in investing activities		(20)	(232)

Cash flows from financing activities
Net proceeds from the issuance of shares and warrants	8	10,576	1,903
Payment of prior year issuance costs		—	(43)
Series A preferred cash dividend	8	(6)	(8)

Net cash provided by financing activities		10,570	1,852

Increase (decrease) in cash and cash equivalents		3,374	(10,245)
Cash and cash equivalents – beginning of year		1,535	11,780

Cash and cash equivalents – end of year		4,909	1,535

Supplementary information (note 11)
The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.
Notes to Consolidated Financial Statements
June 30, 2024
(In thousands)
1. Nature of operations, corporate history, and going concern and management plans
Nature of operations
Kintara Therapeutics, Inc. (the “Company”) is a clinical-stage drug development company with a focus on the development of novel cancer therapies for patients with unmet medical needs. The Company is developing one late-stage therapeutics -
REM-001
for cutaneous metastatic breast cancer (“CMBC”). In order to accelerate the Company’s development timelines, it leverages existing preclinical and clinical data from a wide range of sources. The Company may seek marketing partnerships in order to potentially offset clinical costs and to generate future royalty revenue from approved indications of its product candidates.
Corporate history
The Company is a Nevada corporation formed on June 24, 2009, under the name Berry Only, Inc. On January 25, 2013, the Company entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of the Company (the “Reverse Acquisition”).
On August 19, 2020, the Company completed its merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”) in which Adgero continued its existence under Delaware law and became a direct, wholly-owned subsidiary of the Company. Following the completion of the merger, the Company changed its name from DelMar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol “KTRA”.
Kintara Therapeutics, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation and Adgero which are clinical-stage companies with a focus on the development of drugs for the treatment of cancer. The Company is also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition. In connection with the Adgero merger, the Company also became the parent company of Adgero Biopharmaceuticals, Inc. (“Adgero Bio”), formerly a wholly-owned subsidiary of Adgero. The Company is also the parent company to Kayak Mergeco, Inc. (“Kayak Mergeco”), a Delaware company, formed to facilitate the proposed merger with TuHURA Biosciences, Inc. as described below.
References to the Company refer to the Company and its wholly-owned subsidiaries.
Going concern and management plans
These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.
For the year ended June 30, 2024, the Company reported a loss of $8,320 and a negative cash flow from operations of $7,176. The Company had an accumulated deficit of $159,876 and had cash and cash equivalents of $4,909 as of June 30, 2024. The Company is in the clinical stage and has not generated any revenues to date. The Company does not have the prospect of achieving revenues until such time that its product candidates are commercialized, or partnered, which may not ever occur. On August 2, 2022, the Company entered into a stock purchase agreement under which the Company has issued 662 shares of common stock for $2,008 in net proceeds as of June 30, 2024. In addition, on June 28, 2023, the Company announced that it had been awarded approximately $2,000 in grant funding to be received over a two-year
period for its
REM-001
project. During the year ended June 30, 2024, the Company issued an additional 53,151 shares of common stock for net proceeds of $10,471 from its at-the-market
(“ATM”) facility, issued an additional 400 shares of common stock for net proceeds of $105 from its Lincoln Park Purchase Agreement (Note 8), and announced that it is suspending the development of
VAL-083.
Even with the proceeds from the grant funding, the stock purchase financing, and the ATM sales, the Company will require additional funding to maintain its clinical trials, research and development projects, and for general operations.
These circumstances indicate substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of filing of these condensed consolidated interim financial statements.
On April 2, 2024, the Company entered into a merger agreement with TuHURA Biosciences, Inc.
Consequently, management is pursuing various financing alternatives to fund the Company’s operations so it can continue as a going concern. Management plans to continue to pursue opportunities to secure the necessary financing through the issue of new equity, debt, and/or entering into strategic partnership arrangements. However, the Company’s ability to raise additional capital could be affected by various risks and uncertainties including, but not limited to, global unrest. The Company may not be able to raise sufficient additional capital and may tailor its drug candidate development programs based on the amount of funding the Company is able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.
These consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.
Merger with TuHURA Biosciences, Inc.
On April 2, 2024, the Company, Kayak Mergeco, a wholly-owned subsidiary of Kintara incorporated in the State of Delaware, and TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Kayak Mergeco will merge with and into TuHURA, with TuHURA surviving the merger and becoming a direct, wholly-owned subsidiary of the Company (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each then-outstanding share of TuHURA common stock, par value $0.001 per share (the “TuHURA Common Stock”) (other than any shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)) will be converted into shares of the Company’s common stock equal to the Exchange Ratio, as such term is defined in the Merger Agreement, (ii) each then-outstanding TuHURA stock option will be assumed and converted into an option to purchase shares of the Company’s common stock, subject to certain adjustments as set forth in the Merger Agreement, and (iii) each then-outstanding warrant to purchase shares of TuHURA Common Stock (the “TuHURA Warrants”) will be assumed and converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of the Company’s common stock, subject to certain adjustments as set forth in the Merger Agreement. In addition to the foregoing, the Merger Agreement provides that, at the closing of the Merger, the corporate name of the Company will be changed to “TuHURA Biosciences, Inc.” Existing Company stockholders will receive contingent value rights (“CVR”), entitling them to receive shares of the Company’s common stock upon achievement of enrollment of a minimum of 10 patients in the
REM-001
clinical trial, with such patients each completing 8 weeks of follow-up
on or before December 31, 2025.
Under the terms of the Merger Agreement, on a pro forma basis, post-merger Company stockholders are expected to collectively own approximately 2.85%, or approximately 5.45% including the shares underlying the CVR, of the common stock of the post-merger combined company on a pro forma fully diluted basis. TuHURA stockholders are expected to collectively own approximately 97.15%, or 94.55% assuming the distribution of the CVR shares, of the common stock of the combined company on a pro forma fully diluted basis.

The transaction is anticipated to close in the fourth calendar quarter of 2024 and remains subject to regulatory approval as of October 7, 2024.
Termination Fees Payable by Kintara
If the Merger Agreement is terminated by either the Company or TuHURA under certain circumstances, the Company must pay TuHURA a termination fee of $1,000.
If TuHURA terminates the Merger Agreement under certain circumstances, the Company must reimburse TuHURA for expenses incurred by TuHURA in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $750.
Termination Fees Payable by TuHURA
If the Merger Agreement is terminated by either the Company or TuHURA under certain circumstances, TuHURA must pay the Company a termination fee of $1,000.
If the Company terminates the Merger Agreement under certain circumstances, TuHURA must reimburse the Company for expenses incurred by the Company in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $750.
2. Significant accounting policies
Reverse stock split
On November 10, 2022, the Company filed a Certificate of Change to the Company’s Articles of Incorporation, as amended, in order to effectuate a 1:50 reverse stock split (the “Reverse Stock Split”) of its issued and outstanding common stock as well as its authorized shares of common stock. As a result of the Reverse Stock Split, every 50 shares of issued and outstanding common stock were converted into one share of common stock with a proportionate reduction in the Company’s authorized shares of common stock. Any fractional shares of common stock resulting from the Reverse Stock Split were rounded up to the nearest whole post-Reverse Stock Split share. The Reverse Stock Split did not change the par value of the Company’s common stock. All outstanding securities entitling their holders to acquire shares of common stock were adjusted as a result of the Reverse Stock Split. All common share and per share data are retrospectively restated to give effect to the Reverse Stock Split for all periods presented herein.
Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in United States dollars. The functional currency of the Company and each of its subsidiaries is the United States dollar.
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero, Adgero Bio, Del Mar (BC), Callco, and Exchangeco. All intercompany balances and transactions have been eliminated in consolidation.
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below and have been consistently applied to all periods presented.
Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero, Adgero Bio, Del Mar BC, Callco, Exchangeco, and Kayak Mergeco as of, and for the years ended June 30, 2024, and 2023. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, expenses, contingent assets, and contingent liabilities as at the end of, or during, the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring management to make estimates include the valuation of equity instruments issued for services, the milestone payment liability, and clinical trial accruals. Further details of the nature of these assumptions and conditions may be found in the relevant notes to these consolidated financial statements.
Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities from the purchase date of three months or less that can be readily convertible into known amounts of cash. Cash and cash equivalents are held at recognized Canadian and United States financial institutions. Interest earned is recognized in the consolidated statement of operations.
Foreign currency translation
The functional currency of the Company at June 30, 2024, is the United States dollar. Transactions that are denominated in a foreign currency are remeasured into the functional currency at the current exchange rate on the date of the transaction. Any foreign-currency denominated monetary assets and liabilities are subsequently remeasured at current exchange rates, with gains or losses recognized as foreign exchange losses or gains in the consolidated statement of operations.
Non-monetary
assets and liabilities are translated at historical exchange rates. Expenses are translated at average exchange rates during the period. Exchange gains and losses are included in consolidated statement of operations for the period.
Property and equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over its estimated useful life of three
to seven years. Depreciation expense is recognized from the date the equipment is put into use.
Income taxes
The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that deferred tax assets cannot be recognized under the preceding criteria, the Company establishes valuation allowances, as necessary, to reduce deferred tax assets to the amounts expected to be realized.
As of June 30, 2024, and 2023, all deferred tax assets were fully offset by a valuation allowance. The realization of deferred tax assets is dependent upon future federal, state and foreign taxable income. The Company’s judgments regarding deferred tax assets may change due to future market conditions, as the Company expands into international jurisdictions, due to changes in U.S. or international tax laws and other factors.
These changes, if any, may require material adjustments to the Company’s deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period in which such determinations are made. The Company recognizes the impact of uncertain tax positions based upon a two-step
process. To the extent that a tax

position does not meet a
more-likely-than-not
level of certainty, no impact is recognized in the consolidated financial statements. If a tax position meets the more-likely-than-not
level of certainty, it is recognized in the consolidated financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s policy is to analyze the Company’s tax positions taken with respect to all applicable income tax issues for all open tax years in each respective jurisdiction. Interest and penalties with respect to uncertain tax positions would be included in income tax expense. As of June 30, 2024, the Company concluded that there were no uncertain tax provisions required to be recognized in its consolidated financial statements.
The Company does not record U.S. income taxes on the undistributed earnings of its foreign subsidiaries based upon the Company’s intention to permanently reinvest undistributed earnings to ensure sufficient working capital and further expansion of existing operations outside the United States. As June 30, 2024, the Company’s foreign subsidiaries operated at a cumulative deficit for U.S. earnings and profit purposes. In the event the Company is required to repatriate funds from outside of the United States, such repatriation would be subject to local laws, customs, and tax consequences. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.
Financial instruments
The Company has financial instruments that are measured at fair value. To determine the fair value, the Company uses the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level one - inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level two - inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and

•	Level three - unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.
Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. As of June 30, 2024, the Company’s milestone payment liability was measured using level 3 inputs.
The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable, and related party payables. The carrying values of cash and cash equivalents, other receivables, accounts payable and related party payables approximate their fair values due to the immediate or short-term maturity of these financial instruments.
Intangible assets
Patents
Expenditures associated with the filing, or maintenance of patents, licensing or technology agreements are expensed as incurred. Costs previously recognized as an expense are not recognized as an asset in subsequent periods. If the Company achieves regulatory approval, patent costs will be deferred and amortized over the remaining life of the related patent.

Accruals for research and development expenses and clinical trials
As part of the process of preparing its financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors, clinical research organizations and consultants, and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment terms that do not match the periods over which materials or services are provided under such contracts. The Company’s objective is to reflect the appropriate expenses in its financial statements by matching those expenses with the period in which services are performed and efforts are expended. The Company accounts for these expenses according to the timing of various aspects of the expenses. The Company determines accrual estimates by taking into account discussion with applicable personnel and outside service providers as to the progress of clinical trials, or the services completed. During the course of a clinical trial, the Company adjusts its clinical expense recognition if actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date based on the facts and circumstances known to it at that time. The Company’s clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in it reporting amounts that are too high or too low for any particular period. For the years ended June 30, 2024, and 2023, there were no material adjustments to the Company’s prior period estimates of accrued expenses for clinical trials.
Warrants and shares issued for services
The Company has issued equity instruments for services provided by employees and non-employees.
The equity instruments are valued at the fair value of the instrument issued.
Stock options
The Company recognizes compensation costs resulting from the issuance of stock-based awards to employees, non-employees
and directors as an expense in the statement of operations over the service period based on a measurement of fair value for each stock-based award. Prior to our adoption of Accounting Standards Update (“ASU”)
2018-07,
Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU
2018-07”),
stock options granted to
non-employee
consultants were revalued at the end of each reporting period until vested using the Black-Scholes option-pricing model and the changes in their fair value were recorded as adjustments to expense over the related vesting period. For the years ended June 30, 2024, and 2023, the determination of grant-date fair value for stock option awards was estimated using the Black-Scholes model, which includes variables such as the expected volatility of our share price, the anticipated exercise behavior of its grantee, interest rates, and dividend yields. For years ended June 30, 2024, and 2023, the Company utilized the plain vanilla method to determine the expected life of stock options. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments. Such value is recognized as expense over the requisite service period, net of actual forfeitures, using the accelerated attribution method. The Company recognizes forfeitures as they occur. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.
Restricted stock units
The Company recognizes compensation costs resulting from the issuance of restricted stock units (“RSUs”) as an expense in the statement of operations over the service period based on a measurement of fair value for each RSU award. The RSUs are valued using the closing price of the Company’s common stock on the date of issuance with the total expense being recognized over the vesting period of the respective RSUs.

Loss per share
Income or loss per share is calculated based on the weighted average number of common shares outstanding. For the years ended June 30, 2024, and 2023, diluted loss per share does not differ from basic loss per share since the effect of the Company’s warrants, stock options, restricted stock units, and convertible preferred shares is anti-dilutive. As of June 30, 2024, potential common shares of 677 (2023 – 713) related to outstanding common share warrants, 42 (2023 – 42) related to outstanding Series C preferred stock warrants, 222 (2023 – 198) related to stock options, 66 (2023 - 78) related to restricted stock units, and 235 (2023 – 245) relating to outstanding Series C convertible preferred shares were excluded from the calculation of net loss per common share.
Segment information
The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company operates within a single
operating segment being the research and development of cancer indications, and operates primarily in one geographic area, being North America. The Company previously conducted one clinical trial in China but the expenses incurred over the course of the study were not significant. All of the Company’s assets are located in either Canada or the United States.
Recent accounting pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by the Company as of the specified effective date.
In November 2023, the FASB issued ASU
2023-07,
“Segment Reporting (Topic 280)” (“ASU
2023-07”).
The amendments in ASU
2023-07
improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU
2023-07
do not change or remove those disclosure requirements. The amendments in ASU
2023-07
also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU
2023-07
are effective for years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.
In December 2023, FASB issued Accounting Standards Update (“ASU”)
2023-09,
“Income Taxes (Topic 740)” (“ASU
2023-09”).
The amendments in ASU
2023-09
address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU
2023-09
includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU
2023-09
also requires disclosure of, on an annual basis, the
year-to-date
amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in
ASU2023-09
are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

Except as disclosed elsewhere, there have been no new, or existing, recently issued accounting pronouncements that are of significance, or potential significance, that impact the Company’s consolidated financial statements.
3. Clinical trial deposit
In October 2020, the Company announced that it had entered into a final agreement with a contract research organization (“CRO”) for the management of the Company’s registrational study of
VAL-083
for glioblastoma. Under the agreement, the Company supplied the drug for the study and the CRO managed all operational aspects of the study including site activation and patient enrollment. The Company was required to make certain payments under the agreement related to patient enrollment milestones. For the year ended June 30, 2024, the Company has recognized an expense of $563 (2023 - $5,065), respectively, for this study in relation to clinical site initiation and patient enrollment.
On October 31, 2023, the Company announced that preliminary topline results from this registrational study for
VAL-083
did not perform better than the current standards of care in glioblastoma. As a result, the Company announced that it has terminated the development of
VAL-083.
In the year ended June 30, 2024, the remaining deposit of $1,075 was offset against amounts owing to the CRO and the agreement with the CRO was terminated with an additional final cost of $1,000, which was paid in the year ended June 30, 2024.
In the year ended June 30, 2024, the Company recorded $205 as a deposit with a CRO for the management of the Company’s
15-patient
study of
REM-001
for cutaneous metastatic breast cancer (“CMBC”).
4. Clinical trials grant
Effective July 1, 2023, the Company was awarded a $2,000 Small Business Innovation Research grant from the National Institutes of Health (“NIH”) to support the clinical development of
REM-001
for the treatment of cutaneous metastatic breast cancer. The grant will be received in two tranches: approximately $1,250 for the period July 1, 2023, to June 30, 2024, and approximately $750 for the period July 1, 2024, to June 30, 2025. As a result of receiving the grant, the
REM-001,
15-patient
clinical trial was
re-started.
The grant is expended to the Company as a reimbursement of expenditures incurred. During the year ended June 30, 2024, the Company received $827 (2023 -
nil
) for grants received against research and development expenditures in the period.
The grant is subject to various performance conditions and funding risk where the financial conditions of the NIH may change from time to time. The Company recognizes the grant only to the extent there is reasonable assurance the grant will be funded to the
Company
.
5. Property and equipment, net

$ (thousands)
Balance, June 30, 2022	90
Additions	679
Less depreciation	(60)

Balance, June 30, 2023	709
Additions	20
Less depreciation	(55)

Balance, June 30, 2024	674

At June 30, 2024, the total capitalized cost of property and equipment was $879 (June 30, 2023 - $859), of which $499 is not in use. The Company has recognized $55 (2023 - $60) in depreciation expense for the year ended June 30, 2024, on equipment in use.

6. Related party transactions
Valent Technologies, LLC Agreements
On November 20, 2023, Dr. Brown was terminated from his position as the Company’s Chief Scientific Officer as a result of cost-cutting measures adopted by the Company; he remains a consultant to the Company. Dr. Brown is a principal of Valent Technologies, LLC (“Valent”) and as a result Valent is a related party to the Company.
On September 12, 2010, the Company entered into a Patent Assignment Agreement (the “Valent Assignment Agreement”) with Valent pursuant to which Valent transferred to the Company all its right, title and interest in, and to, the patents for
VAL-083
owned by Valent. The Company now owns all rights and title to
VAL-083
and is responsible for further development and commercialization. In accordance with the terms of the Valent Assignment Agreement, Valent is entitled to receive a future royalty on all revenues derived from the development and commercialization of
VAL-083.
In the event that the Company terminates the agreement, the Company may be entitled to receive royalties from Valent’s subsequent development of
VAL-083
depending on the development milestones the Company has achieved prior to the termination of the Valent Assignment Agreement.
On September 30, 2014, the Company entered into an exchange agreement (the “Valent Exchange Agreement”) with Valent and Del Mar (BC). Pursuant to the Valent Exchange Agreement, Valent exchanged its loan payable in the outstanding amount of $279 (including aggregate accrued interest to September 30, 2014, of $29), issued to Valent by Del Mar (BC), for 279 shares of the Company’s Series A Preferred Stock. The Series A Preferred Stock has a stated value of $1.00 per share (the “Series A Stated Value”) and is not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. For the year ended June 30, 2024, the Company recorded $8 (2023 - $8
) related to the dividends paid to Valent. The dividends have been recorded as a direct increase in accumulated deficit.
On February 13, 2024, the Company sent an
Opt-Out
Notice to Valent under the Valent Assignment Agreement whereby the Company assigned all rights, title and interest in and to the patents for
VAL-083
to Valent. As a result, the Company granted Valent a
non-exclusive,
fully-paid, royalty-free, perpetual, worldwide and
non-transferable
license, subject to limited exceptions. The Company is entitled to receive royalties from Valent’s subsequent commercialization of
VAL-083
equal to 5% of Valent Net Sales (as defined in the Valent Assignment Agreement).
Related party payables
At June 30, 2024 there is an aggregate amount of $52 (2023 - $298) payable to the Company’s officers and directors for fees, expenses, and accrued bonuses and other liabilities.
7. Milestone payment liability
The milestone payment liability relates to an asset purchase agreement with St. Cloud Investments, LLC (“St. Cloud”) that the Company has relating to the acquisition of
REM-001.
The agreement, as amended, is dated November 26, 2012 (the “St. Cloud Agreement”). Pursuant to the terms of the St. Cloud Agreement, the Company is obligated to make certain payments under the agreement. The future contingent amounts payable under that agreement are as follows:

•
Upon the earlier of (i) a subsequent equity financing to take place after the Company conducts a Phase 2B clinical study in which fifty patients complete the study and their clinical data can be evaluated or (ii) the commencement of a clinical study intended to be used as a definitive study for market approval in any country, the Company is obligated to pay an aggregate amount of $300 in cash or an equivalent amount of common stock, with $240 to St. Cloud and $60 to an employee of the Company; and

•
Upon receipt of regulatory approval of
REM-001
Therapy, the Company is obligated to pay an aggregate amount of $700 in cash or an equivalent amount of common stock, with $560 to St. Cloud and $140 to an employee of the Company.

With respect to the $300 and $700 potential milestone payments referenced above (each a “Milestone Payment”), if either such Milestone Payment becomes payable, and in the event the Company elects to pay either such Milestone Payment in shares of its common stock, the value of the common stock will equal the average of the closing price per share of the Company’s common stock over the twenty (20) trading days following the first public announcement of the applicable event described above.
The milestone payment liability has been estimated using a scenario-based method (or “SBM”). An SBM is an income-based approach under which possible outcomes are identified, the contingent consideration payoff of each outcome is probability weighted, and then a suitable discount rate is used to arrive at the expected present value of the contingent consideration at the valuation date. The probability used in the valuation was based on published research for the probability of success of oncology companies at a similar stage of development as the Company. The discount rate was based on published rates for corporate bonds and the term was based on an estimate of the planned timing of completion of the respective development achievement that would result in payment of the respective milestones.

$ (in thousands)
Balance – June 30, 2022	163
Change in fair value estimate	3

Balance – June 30, 2023	166
Change in fair value estimate	20

Balance – June 30, 2024	186

8. Stockholders’ equity
Preferred stock
Series C Preferred Stock

	Series C Preferred Stock
	Number of shares	$ (in thousands)
Balance – June 30, 2022	16,838	12,275
Conversion of Series C Preferred stock to common stock	(2,630)	(1,909)

Balance – June 30, 2023	14,208	10,366
Conversion of Series C Preferred stock to common stock	(540)	(393)

Balance – June 30, 2024	13,668	9,973

In August 2020, the Company issued 25,028 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in three separate closings of a private placement (Series
C-1,
C-2,
and
C-3).
Each share of Series C Preferred Stock was issued at a purchase price of $1,000 per share and is convertible into shares of common stock based on the respective conversion prices which were determined at the closing of each round of the private placement. The conversion prices for the Series
C-1
Preferred Stock, Series
C-2
Preferred Stock, and the Series
C-3
Preferred Stock are $58.00, $60.70, and $57.50, respectively. Subject to ownership limitations, the owners of the Series
C-1
Preferred Stock, the Series
C-2
Preferred Stock, and the Series
C-3
Preferred Stock are entitled to receive dividends, payable in shares of common stock at a rate of 10%, 15%, 20% and 25%,

respectively, of the number of shares of common stock issuable upon conversion of the Series C Preferred Stock, on the 12 th
, 24
th
, 36
th
and 48
th
month, anniversary of the initial closing of the private placement. The Company paid the 12 th
, 24
th
, 36
th
, and 48
th
month anniversary dividends of 10%, 15%, 20%, and 25% common stock dividends on August 19, 2021, 2022, 2023, and 2024, respectively.
The Series C Preferred Stock dividends do not require declaration by the board of directors and are accrued annually as of the date the dividend is earned in an amount equal to the fair value of the Company’s common stock on the dates the respective dividends are paid. The fair value of the Series C Preferred Stock dividend paid on August 19, 2023, was determined by multiplying the dividends paid of 49 shares of common stock by the Company’s closing share price on August 19, 2023, of $3.53 per share for a total fair value of $173. Any outstanding shares of Series C Preferred Stock were automatically converted to shares of common stock on August 19, 2024 (Note 13). In addition, as part of the Series C Preferred financing, the Company issued warrants to the placement agent (“Series C Agent Warrants”), which expired on August 19, 2024.
The Series C Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series C Preferred Stock. The Series C Preferred Stock is pari passu in liquidation to the Company’s Series A Preferred Stock. The liquidation value of the Series C Preferred Stock at June 30, 2024, is the stated value of $9,973 (June 30, 2023 - $10,366).
The Company’s Series C Preferred Stock outstanding, conversion shares, and future dividends as of June 30, 2024, are as follows:

Series	Number	Conversion Price $	Number of conversion shares (in thousands)	Dividend Shares (in thousands)
Series 1	10,925	58.00	188	151
Series 2	898	60.70	15	10
Series 3	1,845	57.50	32	24

	13,668		235	185

Series C Dividends	Dividend Shares (in thousands)
10% - August 19, 2021 (actual)	34
15% - August 19, 2022 (actual)	43
20% - August 19, 2023 (actual)	49
25% - August 19, 2024 (actual)	59

185

Series A Preferred Stock
Effective September 30, 2014, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Series A Certificate of Designation, the Company designated 279 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. Upon any liquidation of the Company, the holder of the Series A Preferred Stock will be entitled to be paid, out of any assets of the Company available for distribution to stockholders, the Series A Stated Value of the shares of Series A Preferred Stock held by such holder, plus any accrued but unpaid dividends thereon, prior to any payments being made with respect to the common stock. The Series A Preferred Stock is held by Valent (note 5).

The Series A Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock, and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series A Preferred Stock. The Series A Preferred Stock is pari passu in liquidation to the Company’s Series C Preferred Stock. The liquidation value of the Series A Preferred stock at June 30, 2024, is its stated value of $279 (June 30, 2023 - $279).
There was no change to the Series A Preferred stock for the years ended June 30, 2024, or 2023.
Common stock
Amended articles of incorporation
On June 30, 2023, the Company amended its articles of incorporation to increase the number of authorized shares of common stock from 5,500 to 75,000 shares.
Stock issuances
Year ended June 30, 2024
On September 19, 2023, the Company entered into a Sales Agreement, (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”) pursuant to which the Company may offer and sell, from time to time, through the Agent, as sales agent and/or principal, shares of common stock having an aggregate offering price of up to $2,850 (the “ATM Facility”), subsequently increased to $10,900 on December 18, 2023. From October 31, 2023, until June 30, 2024, the Company raised $10,471 in net proceeds, after deducting share issuance costs of $435, from the sale of 53,151 shares of its common stock at a weighted average price of $0.21 per share under the ATM Facility. On February 22, 2024, the Company determined that it had concluded utilization of the ATM Facility.
Sales of the shares of common stock made under the ATM Facility may be made in negotiated transactions, or by any method permitted by law that is deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on The Nasdaq Capital Market or sales made to or through a market maker other than on an exchange. Pursuant to the Sales Agreement, the Company has the right, in its sole discretion, to present the Agent with a placement notice directing the Agent to purchase a number of shares of common stock under the ATM Facility, subject to the terms and conditions of the Sales Agreement. The purchase price per share under the ATM Facility will be based on market prices of the common stock on the applicable purchase date for such purchases. The Agent is entitled to a commission rate of 3.0% of the gross sales price per share sold under the Sales Agreement.
During the year ended June 30, 2024, the Company sold 400 shares of common stock at a weighted average price of $0.23 per share for total net proceeds of approximately $105 under the Purchase Agreement with Lincoln Park (as defined below).
During the year ended June 30, 2024, the Company issued 4 shares of common stock on vesting of restricted stock units during the period. On February 22, 2024, the Company determined that it had concluded utilization of the equity facility pursuant to the terms of the Purchase Agreement with Lincoln Park.
Year ended June 30, 2023
On August 2, 2022, the Company entered into a stock purchase agreement, dated as of August 2, 2022, (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park committed to purchase up to a maximum of $20,000 of shares of the Company’s common stock (the “Purchase Shares”). Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Lincoln Park, pursuant to which it agreed to take certain actions relating to the registration of the offer and sale of the Purchase Shares available for issuance under the Purchase Agreement. Upon execution of the Purchase Agreement, the Company issued 33 shares of common stock to Lincoln Park as a commitment fee in connection with entering into the Purchase Agreement.
Pursuant to the Purchase Agreement, the Company has the right, in its sole discretion, to present Lincoln Park with a purchase notice directing Lincoln Park to purchase up to 10 Purchase Shares provided that the closing sale price of the common stock on the purchase date is not below a threshold price set forth in the Purchase Agreement (a “Regular Purchase”). The Company and Lincoln Park may mutually agree to increase the Regular Purchase amount with respect to any Regular Purchase under the Purchase Agreement, provided that Lincoln Park’s maximum committed purchase obligation under any single Regular Purchase shall not exceed $2,000. The purchase price per share for each Regular Purchase is based on prevailing market prices of the common stock immediately preceding the time of sale as computed in accordance with the terms set forth in the Purchase Agreement. There are no upper limits on the price per share that Lincoln Park must pay for the Purchase Shares under the Purchase Agreement.
If the Company directs Lincoln Park to purchase the maximum number of shares of common stock that the Company may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, the Company may direct Lincoln Park to purchase additional shares of common stock in an “accelerated purchase” (each, an “Accelerated Purchase”) and an “additional accelerated purchase” (each, an “Additional Accelerated Purchase”) (including multiple Additional Accelerated Purchases on the same trading day) as provided in the Purchase Agreement. The purchase price per share for each Accelerated Purchase and Additional Accelerated Purchase will be based on market prices of the common stock on the applicable purchase date for such Accelerated Purchases and such Additional Accelerated Purchases.
The aggregate number of shares that the Company can issue or sell to Lincoln Park under the Purchase Agreement may in no case exceed 262 shares of the common stock (which is equal to approximately 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Purchase Agreement) (the “Exchange Cap”), unless (i) stockholder approval is obtained to issue Purchase Shares above the Exchange Cap, in which case the Exchange Cap will no longer apply, or (ii) the average price of all applicable sales of our common stock to Lincoln Park under the Purchase Agreement equals or exceeds $10.12 per share (which represents the lower of (A) the official closing price of the Company’s common stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and (B) the average official closing price of the Company’s common stock on Nasdaq for the five consecutive trading days ending on the trading day on the date of the Purchase Agreement, adjusted such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules). The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving one business day notice to Lincoln Park to terminate the Purchase Agreement.
During the year ended June 30, 2023, the Company sold 229 shares of common stock for total net proceeds of approximately $1,903 under the Purchase Agreement. As of June 30, 2024, the sales made under the Purchase Agreement are the maximum amounts available due to ownership limitations under Nasdaq rules.
Shares issued for services
During the year ended June 30, 2023, the Company issued 16 shares of common stock for services for a total value of $110.

2017 Omnibus Incentive Plan
As subsequently approved by the Company’s stockholders at an annual meeting of stockholders, on April 11, 2018, the Company’s board of directors approved the adoption of the Company’s 2017 Omnibus Equity Incentive Plan (the “2017 Plan”), as amended. The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) as well as a Restricted Stock Unit (“RSU”) award under the 2017 Plan. As approved by the Company’s stockholders on June 21, 2022, the number of common shares available under the 2017 Plan as of June 30, 2024, is 440 shares, less the number of shares of common stock issued under the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”), or that are subject to grants of stock options made, or that may be made, under the Legacy Plan, or that have been previously exercised.
The following table sets forth the aggregate information on all equity compensation plans as of June 30, 2024:

Plan Category (in thousands, except per share amounts)	Number of shares of common stock to be issued upon exercise of outstanding stock options and rights (a)	Weighted-average exercise price of stock options and rights $	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders - 2017 Plan (1)	288	$21.40	144
Equity compensation plans not approved by security holders - Del Mar (BC) 2013 Amended and Restated Stock Option Plan	—	$2,060.08	—

Totals	288	$30.70	144

(1)	The Del Mar (BC) 2013 Amended and Restated Stock Option Plan refers to the Company’s previous equity compensation plan.
(2)	The balance of 144 shares of common stock available for issuance under the 2017 Plan as of June 30, 2024, is net of stock options previously exercised.
The maximum number of shares of Company common stock with respect to which any one participant may be granted awards during any calendar year is 8% of the Company’s fully diluted shares of common stock on the date of grant (excluding the number of shares of common stock issued under the 2017 Plan and/or the Legacy Plan or subject to outstanding awards granted under the 2017 Plan and/or the Legacy Plan). No award will be granted under the 2017 Plan on, or after, July 7, 2027.
Stock options
During the year ended June 30, 2024, a total of 89 stock options to purchase shares of common stock were granted to directors and officers of the Company. The 89 options granted have an exercise price of $4.655 per share and vest as to 25% on August 30, 2024, with the remaining portion vesting in equal monthly installments over a period of 36 months from September 30, 2024 to September 30, 2027. All of the options to purchase shares of common stock granted have a
10-year
term and are subject to cancellation upon the grantees’ termination of service for the Company, with certain exceptions.

The following table sets forth changes in stock options outstanding under all plans:

	Number of stock options outstanding (in thousands)	Weighted average exercise price
Balance – June 30, 2022	176	87.05
Granted	78	8.79
Expired	(56)	102.65

Balance – June 30, 2023	198	51.71
Granted	89	4.66
Expired	(34)	107.69
Forfeited	(31)	8.26

Balance – June 30, 2024	222	30.70

The following table summarizes stock options outstanding and exercisable under all plans at June 30, 2024:

Exercise price $	Number Outstanding at June 30, 2024 (in thousands)	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2024 (in thousands)
4.655	79	9.17	21
6.04	9	8.64	3
8.79	34	8.09	17
12.75 to 16.25	6	8.27	6
30.50 to 48.00	73	7.31	48
62.00 to 68.50	13	6.81	13
85	7	6.21	7
304.95 to 2,660.00	1	1.93	1

	222		116

Stock options issued during the years ended June 30, 2024, and 2023, have been valued using a Black-Scholes pricing model with the following assumptions:

	June 30, 2024	June 30, 2023
Dividend rate	—%	—%
Volatility	91.4%	91.4%
Risk-free rate	4.24%	2.67%
Term – years	6.1	6.1
The estimated volatility of the Company’s common stock at the date of issuance of the stock options is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining life of the stock options at the valuation date. The expected life of the stock options has been estimated using the plain vanilla method.

The Company has recognized the following amounts as stock option expense for the periods noted:

	$		$
	Years ended June 30,
	2024 $		2023 $
Research and development		187		451
General and administrative		420		1,039

		607		1,490

All of the stock option expense for the periods ended June 30, 2024, and 2023, has been recognized as additional paid in capital. The aggregate intrinsic value of stock options outstanding at June 30, 2024, was nil (2023 - nil) and the aggregate intrinsic value of stock options exercisable at June 30, 2024, was nil (2023 - nil). As of June 30, 2024, there was $322 in unrecognized compensation expense that will be recognized over the next 2.02 years.
The following table sets forth changes in unvested stock options under all plans:

	Number of options (in thousands)	Weighted average exercise price $
Unvested at June 30, 2022	84	51.23
Granted	78	8.79
Vested	(44)	48.53

Unvested at June 30, 2023	118	24.12
Granted	89	4.66
Vested	(70)	19.44
Forfeited	(31)	8.26

Unvested at June 30, 2024	106	15.57

The aggregate intrinsic value of unvested stock options at June 30, 2024 was nil (2023 - nil). The unvested stock options have a remaining weighted average contractual term of 7.72 (2023 – 8.83) years.
Restricted stock units
On August 1, 2022, the Company issued 18 RSUs to its officers. Subject to providing continuous service to the Company, the RSUs vest in four equal annual installments commencing August 1, 2023. The RSUs were valued using the closing price of the Company’s common stock on the date of issuance with the total expense of $155 being recognized over the vesting period of four years.
On June 1, 2023, the Company issued 60 RSU to one of its officers. Subject to providing continuous service to the Company, the RSUs all fully vest on June 1, 2024. The RSUs were valued using the closing price of the Company’s common stock on the date of issuance with the total expense of $186 being recognized over the vesting period of one year.
As of June 30, 2024, 4 RSU had vested and were converted to common shares, and 60 RSU had vested but were converted to common shares subsequent to June 30, 2024.

During the year ended June 30, 2024, the Company recognized a total of $171 (2023 - $90) related to RSU.

Number of RSU (in thousands)
Balance – June 30, 2022	—
Issuance	78

Balance – June 30, 2023	78
Vested and converted to common shares	(4)
Forfeited	(8)

Balance – June 30, 2024	66

Common stock warrants
The following table sets forth changes in outstanding warrants:

	Number of warrants (in thousands)	Weighted average exercise price $
Balance – June 30, 2022	720	49.36
Expiry of 2018 Investor and Agent warrants	(7)	625.68

Balance – June 30, 2023	713	43.55
Expiry of warrants issued for services	(20)	71.53
Expiry of 2019 Investor and Agent warrants	(16)	157.25

Balance – June 30, 2024	677	39.99

The following table summarizes the Company’s outstanding warrants as of June 30, 2024:

Description of warrants	Number (in thousands)	Exercise price $	Expiry date
2022 April Investor warrants	325	20.50	April 14, 2027
2022 Investor warrants	240	62.50	March 28, 2025
2020 Investor warrants	65	50.00	August 16, 2024
NBTS Warrants	3	54.50	June 19, 2025
2022 April Agent warrants	32	33.12	October 14, 2026
2022 Agent warrants	12	78.12	March 28, 2025

	677

Series C preferred stock warrants
In connection with the Series C Preferred Stock private placement, the Company issued 2,504 Series C Agent Warrants. The Series C Agent Warrants have an exercise price of $1,000 per share, provide for a cashless exercise feature, and are exercisable for a period of four years from August 19, 2020. The Series C Preferred Stock issuable upon exercise of the Series C Agent Warrants is convertible into shares of common stock in the same manner as each respective underlying series of outstanding Series C Preferred Stock and will be entitled to the same dividend rights as each respective series.

The following table sets forth changes in outstanding Series C Agent Warrants:

	Balance, June 30, 2023	Number of Warrants Issued	Number of Warrants Exercised	Balance, June 30, 2024	Exercise price $
Issuance of Preferred Series C-1 Agent Warrants	1,929	—	—	1,929	58.00
Issuance of Preferred Series C-2 Agent Warrants	219	—	—	219	60.70
Issuance of Preferred Series C-3 Agent Warrants	296	—	—	296	57.50

	2,444	—	—	2,444

The following table summarizes the Company’s outstanding Series C Agent Warrants as of June 30, 2024:

Series C Agent Warrants	Number	Conversion price $	Number of conversion shares (in thousands)	Cumulative common stock dividends (in thousands)
Series 1	1,929	58.00	33	23
Series 2	219	60.70	4	3
Series 3	296	57.50	5	4

	2,444		42	30

The Series C Agent Warrants expired unexercised subsequent to June 30, 2024, on August 19, 2024.
9. Income taxes
For the years ended June 30, 2024, and 2023, the Company did not record a provision for deferred income taxes due to a full valuation allowance against the deferred tax assets.
Significant components of the Company’s deferred tax assets and deferred tax liabilities are shown below:

	June 30, 2024 $	June 30, 2023 $
Deferred tax assets:
Non-capital losses carried forward	27,911	29,204
Stock-based compensation	1,149	982
Capital losses carried forward	—	18
Financing costs	—	326
Bonus - compensation	375	37
Scientific research and development	806	895
Scientific research and development – Investment Tax Credits (“ITC”)	685	769
Capitalized research and development expenses	604	265

	31,530	32,496
Deferred tax liabilities:
Scientific research and development – ITC	(114)	(127)
Fixed Assets	(71)	—

	31,345	32,369
Valuation allowance	(31,345)	(32,369)

Net future tax assets	—	—

The income tax benefit of these tax attributes has not been recorded in these consolidated financial statements because of the uncertainty of their recovery. The Company’s effective income tax rate differs from the statutory income tax rate of 21% (2023 – 21%).
The differences arise from the following items:

	June 30, 2024 $	June 30, 2023 $
Tax recovery at statutory income tax rates	(1,747)	(3,076)
Permanent differences	389	(1,095)
Rate change	(17)	—
Effect of rate differentials between jurisdictions	(110)	(127)
Effect of foreign exchange rates	441	66
Scientific research and development – ITC	—	(61)
Adjustment to prior year’s provision versus statutory tax returns	2,075	(106)
Other	(7)	13
Change in valuation allowance	(1,024)	4,386

Current income tax expense	—	—

The Company does not have any current income tax expense for the year ended June 30, 2024, as there was a taxable loss for this period. The components of the Company’s loss before income taxes for the year ended June 30, 2024, were allocated as follows: $6,500 in the U.S. and $1,800 in Canada. As of June 30, 2024, the Company had combined U.S. and Canadian net operating loss (“NOL”) carryforwards of $109,300 (2023 – $109,300). The U.S. federal NOL carryforwards consist of $15,800 generated before July 1, 2018, which begin expiring on June 30, 2028, and $33,600 that can be carried forward indefinitely, but are subject to the annual 80% taxable income limitation. The Canadian NOL carryforwards of $59,900 begin expiring in 2030. In addition, the Company has non-refundable
Canadian federal investment tax credits of $421 (2023 - $470) that expire between 2031 and 2042 and non-refundable
British Columbia investment tax credits of $264 (2023 – $299) that expire between 2024 and 2032. The Company also has Canadian scientific research and development tax incentives of $3,100 (2023 – $3,300) that do not expire.
The Company files U.S. federal, state, and Canadian income tax returns with varying statutes of limitations. For U.S. federal income tax purposes, the tax years ending June 30, 2021, to June 30, 2023, remain open to federal examination and the state income tax years ending June 30, 2020 to June 30, 2023 remain open to state examination. Under Internal Revenue Code (“IRC”) section 7602(a), the IRS may redetermine NOLs generated in closed tax years if these NOLs are applied to an open tax year. For Canadian income tax purposes, the calendar tax years from
2020 to 2023
remain open to examination. The Company currently is not under examination by any tax authority.
IRC sections 382 and 383 place a limitation on the amount of taxable income that can be offset by NOL and credit carryforwards after a change in control (generally greater than 50% change in ownership within a three-year period) of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct NOL and credit carryforwards in excess of the IRC section 382 and 383 limitations. The limitation in the federal and state NOL and research and development credit carryforwards do not impact the deferred tax assets but note that the deferred tax assets are offset by a full valuation allowance. The limitation can result in the expiration of the NOLs and research and development credit carryforwards available. The Company has performed an IRC section 382 and 383 analysis and determined there was an ownership change in 2013. The Company has not performed any IRC section 382 and 383 analyses since 2013. An assessed change in ownership subsequent to 2013 could limit future use of NOL and research and development credit carryforwards. The acquisition of Adgero Biopharmaceuticals Holdings, Inc. also triggers IRC section 382 on the pre-acquisition
NOLs. An analysis for IRC section 382 has not been performed at this time on the pre-acquisition
NOLs.

10. Commitments and contingencies
The Company has the following obligations over the next five fiscal years ending June 30, 2028:
Clinical development
The remaining commitments relating to contracts for drug manufacturing, clinical study management and safety for contracts the Company has entered into for its clinical trials as of June 30, 2024, is $1,852. Pursuant to the commitments for clinical trials, the Company has paid a total of $205 in deposits related to study initiation and certain study costs (note 3). These deposits are available to be applied against invoices received from the contract research organization but have not been netted against the Company’s commitments for the fiscal year ended June 30, 2024.
Office lease
The Company currently rents its shared head office on a
one-year
renewable lease at $2.4 per year and until January 2024, rented its administrative offices on a month-to-month
basis at a total rate of $1.90 (CA $2.5 per month) per month. During the year ended June 30, 2024, the Company recorded a total of $14 as rent expense (2023 - $39).
11. Supplementary statement of cash flows information

	Year ended June 30, 2024	Year ended June 30, 2023
Series C Preferred Stock common stock dividend (note 8)	173	362
Series A Preferred Stock cash dividend in accounts payable	2	—
Non-cash issue costs (note 8)	—	289
Equipment additions reclassified from prepaid expenses	—	447
Conversion of Series C Preferred Stock to common stock (note 8)	393	—
Income taxes paid	—	—
Interest paid	—	—
12. Financial risk management
Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.
The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the United Sates dollar, primarily general and administrative expenses incurred in Canadian dollars. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates but would not impair or enhance its ability to pay its Canadian dollar accounts payable. The Company manages foreign exchange risk by converting its US$ to CA$ as needed. The Company maintains the majority of its cash in US$. As of June 30, 2024, net Canadian dollar denominated accounts payable and accrued liabilities exposure in US$ totaled $36.

a) Foreign exchange risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. If foreign exchange rates were to fluctuate within
+/-10%
of the closing rate at
year-end,
the maximum exposure is $4.
Balances in foreign currencies at June 30, 2024, and 2023, were as follows:

	June 30, 2024 balances CA$	June 30, 2023 balances CA$
Trade payables	63	51
Cash	5	13
Interest, taxes, and other receivables	9	8
b) Interest rate risk
The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short-term nature of the investments. As of June 30, 2024, cash and cash equivalents held by the Company were $4,909. The Company’s cash balance currently earns interest at standard bank rates. If interest rates were to fluctuate within
+/-10%
of the closing rate at year end the impact of the Company’s interest-bearing accounts will not be significant due to the current low market interest rates.
The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company continues to manage its liquidity risk based on the outflows experienced for the period ended June 30, 2024, and is undertaking efforts to conserve cash resources wherever possible. The maximum exposure of the Company’s liquidity risk is $2,283 as of June 30, 2024.
Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks, financial institutions, and contractors as well as outstanding receivables. The Company limits its exposure to credit risk, with respect to cash and cash equivalents, by placing them with high quality credit financial institutions. The Company’s cash equivalents consist primarily of operating funds with commercial banks. Of the amounts on deposit with financial institutions, the following table summarizes the amounts at risk should the financial institutions with which the deposits are held cease trading:
The maximum exposure of the Company’s credit risk is $65 at June 30, 2024, relating to interest, taxes, and other receivables. The credit risk related to uninsured cash and cash equivalents balances is $4,382 at June 30, 2024.

Cash and cash equivalents $	Insured amount $	Non- insured amount $
4,909	527	4,382

Concentration of credit risk
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents.
The Company places its cash and cash equivalents in accredited financial institutions and therefore the Company’s management believes these funds are subject to minimal credit risk. The Company has no significant off-balance
sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements.
13. Subsequent events
The Company has evaluated its subsequent events from June 30, 2024, through the date these consolidated financial statements were issued and has determined that there are no subsequent events requiring disclosure in these consolidated financial statements other than the items noted below.
Series C Preferred Stock
On August 19, 2024, the Company recorded the common stock dividend on its Series C Preferred Stock as well as the Series C Agent Warrants. The common stock dividend corresponds to the 25% dividend payable on the fourth anniversary of the initial closing of the Series C Preferred Stock which occurred on August 19, 2020. The 25% stock dividend was payable on August 19, 2024, to the holders of the Series C Preferred Stock on that date. The 25% dividend is not payable on Series C Preferred Stock or Series C Agent Warrants that were converted, or exercised, prior to August 19, 2024. The dividend resulted in 59 shares of common stock being issued to the Series C Preferred Stockholders. In addition, on August 19, 2024, the Company issued 235 shares of common stock to the holders of the Series C Preferred Stock upon the automatic conversion of the outstanding Series C Preferred Stock. On August 19, 2024, the Series C Agent Warrants expired unexercised.
Amendment to Hoffman Employment Agreement
Robert E. Hoffman, Chief Executive Officer and Interim Chief Financial Officer of the Company, and the Company are parties to a certain Executive Employment Agreement dated November 8, 2021 (the “Hoffman Employment Agreement”). On October 4, 2024, the Company and Mr. Hoffman entered into an amendment to the Hoffman Employment Agreement (the “Amendment to the Hoffman Employment Agreement”). Pursuant to the Amendment to the Hoffman Employment Agreement, all outstanding stock options previously granted to Mr. Hoffman by the Company vested in full on October 4, 2024 in exchange for Mr. Hoffman agreeing to extend the non-competition
restrictions of the Hoffman Employment Agreement for a period of twelve months following the date that his employment terminates with the Company.
Proposed Merger
On October 4, 2024, at the Company’s Special Meeting of Stockholders, the Company’s stockholders approved the requisite proposals to effect the completion of the proposed Merger with TuHURA. The proposed Merger is expected to be consummated in mid-October
2024, subject to regulatory approval and the satisfaction of the remaining closing conditions under the Merger Agreement.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Balance Sheets
(In thousands, except par value amounts)

		September, 2024	June 30, 2024
	Note	$	$
		(unaudited)
Assets
Current assets
Cash and cash equivalents		3,020	4,909
Prepaid expenses, taxes and other receivables		258	414
Clinical trial deposit	3	205	205

Total current assets		3,483	5,528
Property and equipment, net	5	657	674

Total assets		4,140	6,202

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6	2,207	2,207
Related party payables	7	50	52

Total current liabilities		2,257	2,259
Milestone payment liability	10	188	186

Total liabilities		2,445	2,445

Stockholders’ equity
Preferred stock
Authorized
5,000 shares, $0.001 par value
Issued and outstanding
279 Series A shares at September 30, 2024 (June 30, 2024 – 279)	8	279	279
Nil Series C shares at September 30, 2024 (June 30, 2024 – 14)	8	—	9,973
Common stock
Authorized
75,000 shares at September 30, 2024 (June 30, 2024 – 75,000), $0.001 par value
Issued and outstanding
1,590 issued at September 30, 2024 (June 30, 2024 – 1,579)	8	2	2
Additional paid-in capital	8	163,445	153,358
Accumulated deficit		(162,052)	(159,876)
Accumulated other comprehensive income		21	21

Total stockholders’ equity		1,695	3,757

Total liabilities and stockholders’ equity		4,140	6,202

Nature of operations, corporate history, going concern and management plans (note 1)
Subsequent events (note 10)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(In thousands, except per share amounts)

		Three months ended September 30,
	Note	2024	2023
Expenses
Research and development		$252	$1,859
General and administrative		1,957	1,103

		(2,209)	(2,962)

Other income (loss)
Foreign exchange		(1)	(2)
Interest, net		49	2

		48	0

Net loss for the period		(2,161)	(2,962)

Computation of basic loss per share
Net loss for the period		(2,161)	(2,962)
Series A Preferred cash dividend	8	(2)	(2)
Series C Preferred stock dividend	8	(13)	(173)

Net loss for the period attributable to common stockholders		$(2,176)	$(3,137)

Basic and fully diluted loss per share		$(1.37)	$(63.92)

Basic and fully diluted weighted average number of shares		1,586	49

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Stockholders’ Equity (Deficiency)
(Unaudited)
For the three months ended September 30, 2024
(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total stockholders’ equity (deficiency) $
Balance - June 30, 2024	1,579	2	153,358	21	10,252	(159,876)	3,757
Issuance of shares on vesting of restricted stock units	2	—	—	—	—	—	—
Conversion of Series C Preferred stock to common stock	7	—	9,973	—	(9,973)	—	—
Stock option expense	—	—	98	—	—	—	98
Restricted stock unit expense	—	—	3	—	—	—	3
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Series C Preferred stock dividend	2	—	13	—	—	(13)	—
Loss for the period	—	—	—	—	—	(2,161)	(2,161)

Balance - September 30, 2024	1,590	2	163,445	21	279	(162,052)	1,695

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Stockholders’ Equity
(Unaudited)
For the nine months ended September 30, 2023
(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total stockholders’ equity (deficiency) $
Balance - June 30, 2023	48	1	141,439	21	10,645	(151,375)	731
Conversion of Series C Preferred stock to common stock	—	—	37	—	(37)	—	—
Stock option expense	—	—	160	—	—	—	160
Restricted stock unit expense	—	—	47	—	—	—	47
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Series C Preferred stock dividend	1	—	173	—	—	(173)	—
Loss for the period	—	—	—	—	—	(2,962)	(2,962)

Balance - September 30, 2023	49	1	141,856	21	10,608	(154,512)	(2,026)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(In thousands)

		Three months ended September 30,
		2024	2023
	Note	$	$
Cash flows from operating activities
Loss for the period		(2,161)	(2,962)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	5	17	15
Change in fair value of milestone liability		2	1
Stock option expense	7	98	160
Restricted stock unit expense	7	3	47
Changes in operating assets and liabilities
Prepaid expenses, taxes and other receivables		156	93
Clinical trial deposit		—	1,075
Accounts payable and accrued liabilities		—	214
Related party payables		(4)	40

Net cash used in operating activities		(1,889)	(1,317)

Cash flows from financing activities
Series A Preferred cash dividend	6	—	(2)

Net cash provided by financing activities		—	(2)

Decrease in cash and cash equivalents		(1,889)	(1,319)
Cash and cash equivalents – beginning of period		4,909	1,535

Cash and cash equivalents – end of period		3,020	216

Supplementary information (note 9)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
September 30, 2024
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)
1 Nature of operations, corporate history, and going concern and management plans
Nature of operations
Kintara Therapeutics, Inc., a Nevada corporation (“Kintara” or, the “Company”) is a clinical-stage drug development company with a focus on the development of novel cancer therapies for patients with unmet medical needs. The Company is developing one late-stage therapeutic -
REM-001
for cutaneous metastatic breast cancer (“CMBC”). In order to accelerate the Company’s development timelines, it leverages existing preclinical and clinical data from a wide range of sources. The Company may seek marketing partnerships in order to potentially offset clinical costs and to generate future royalty revenue from approved indications of its current and future product candidates.
Merger with TuHURA Biosciences, Inc.
On April 2, 2024, the Company entered into a definitive Agreement and Plan of Merger with TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), and Kayak Mergeco, Inc., a Delaware corporation wholly owned subsidiary the Company (“Merger Sub”), for an all-stock
merger transaction (the “Merger”) forming a company with expertise and resources to advance a risk diversified late-stage oncology pipeline (the “Merger Agreement”). The Merger Agreement provided that, upon completion of the Merger, the former TuHURA stockholders would own the majority of the shares of the Company. The Merger and other transactions contemplated by the Merger Agreement closed on October 18, 2024 (see note 10). Unless context otherwise requires, the use of “we,” “us,” “our,” and the “Company” in this Report refers to Kintara Therapeutics, Inc., a Nevada corporation pre-Merger
and its wholly owned subsidiaries.
Corporate history
The Company is a Nevada corporation formed on June 24, 2009, under the name Berry Only, Inc. On January 25, 2013, the Company entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of the Company (the “Reverse Acquisition”).
On August 19, 2020, the Company completed its merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”) in which Adgero continued its existence under Delaware law and became a direct, wholly-owned subsidiary of the Company. Following the completion of the merger, the Company changed its name from DelMar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol “KTRA”.
Kintara Therapeutics, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation and Adgero, which are clinical-stage companies with a focus on the development of drugs for the treatment of cancer. The Company is also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition. In connection with the Adgero merger, the Company also became the parent company of Adgero Biopharmaceuticals, Inc. (“Adgero Bio”), formerly a wholly-owned subsidiary of Adgero.
On October 18, 2024, the Company completed its merger with TuHURA and Merger Sub pursuant to the terms of the Merger Agreement. In connection with the Merger, Merger Sub merged with and into TuHURA with TuHURA surviving the Merger as a wholly owned subsidiary of the Company. Following the completion of the Merger, the Company changed its corporate name to “TuHURA Biosciences, Inc.”

References to the Company refer to the Company and its wholly-owned subsidiaries.
Going concern and management plans
These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.
For the three months ended September 30, 2024, the Company reported a loss of $2,161 and a negative cash flow from operations of $1,889. The Company had an accumulated deficit of $162,052 and had cash and cash equivalents of $3,020 as of September 30, 2024. The Company is in the clinical stage and has not generated any revenues to date. The Company does not have the prospect of achieving revenues until such time that its product candidate is commercialized, or partnered, which may not ever occur. On August 2, 2022, the Company entered into a stock purchase agreement under which the Company has issued 19 shares of common stock for $2,008 in net proceeds as of September 30, 2024. In addition, on June 28, 2023, the Company announced that it had been awarded approximately $2,000 in grant funding to be received over a two-year
period for its
REM-001
project. During the year ended June 30, 2024, the Company issued an additional 1,519 shares of common stock for net proceeds of $10,471 from its at-the-market
(“ATM”) facility, and announced that it is suspending the development of
VAL-083.
Even with the proceeds from the grant funding, the stock purchase financing, and the ATM sales, the Company will require additional funding to maintain its clinical trials, research and development projects, and for general operations.
These circumstances indicate substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of filing of these condensed consolidated interim financial statements.
On October 18, 2024, the Company completed the Merger with TuHURA, on and subject to the terms of the Merger Agreement (Note 11).
Consequently, management is pursuing various financing alternatives to fund the Company’s operations so it can continue as a going concern. Management plans to continue to pursue opportunities to secure the necessary financing through the issue of new equity, including debt, entering into strategic partnership arrangements, and/or pursuing additional strategic transactions. However, the Company’s ability to raise additional capital could be affected by various risks and uncertainties including, but not limited to, global unrest. The Company may not be able to raise sufficient additional capital and may need to tailor its drug candidate development programs based on the amount of funding the Company is able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.
These condensed consolidated interim financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern, that may or may not be material to these condensed consolidated interim financial statements.
2 Significant accounting policies
Reverse stock split
On November 10, 2022, the Company filed a Certificate of Change to the Company’s Articles of Incorporation, as amended, in order to effectuate a 1:50 reverse stock split (the “Reverse Stock Split”) of its issued and outstanding common stock as well as its authorized shares of common stock. As a result of the Reverse Stock Split, every 50 shares of issued and outstanding common stock were converted into one share of common stock with a proportionate reduction in the Company’s authorized shares of common stock. Any fractional shares of common stock resulting from the Reverse Stock Split were rounded up to the nearest whole post-Reverse Stock Split share. The Reverse Stock Split did not change the par value of the Company’s common stock. All outstanding securities entitling their holders to acquire shares of common stock were adjusted as a result of the Reverse Stock Split. All common share and per share data
are retrospectively restated to give effect to the Reverse Stock Split for all periods presented herein.
Basis of presentation
The condensed consolidated interim financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in United States dollars. The functional currency of the Company and each of its subsidiaries is the United States dollar.
The accompanying condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero, Adgero Bio, Del Mar (BC), Callco, and Exchangeco. All intercompany balances and transactions have been eliminated in consolidation.
The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented.
Unaudited interim financial data
The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all of the information and the notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the June 30, 2024, audited consolidated financial statements of the Company included in the Company’s Form
10-K
filed with the SEC on October 7, 2024. In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation. The results for three months ended September 30, 2024, are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2025, or for any other future annual or interim period.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, expenses, contingent assets, and contingent liabilities as at the end of, or during, the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring management to make estimates include the valuation of equity instruments issued for services, milestone payment liability, and clinical trial accruals. Further details of the nature of these assumptions and conditions may be found in the relevant notes to these condensed consolidated interim financial statements.
Loss per share
Loss per share is calculated based on the weighted average number of common shares outstanding. For the three-month periods ended September 30, 2024, and 2023, diluted loss per share does not differ from basic loss per share since the effect of the Company’s warrants, stock options, restricted stock units, and convertible preferred shares is anti-dilutive. As of September 30, 2024, potential common shares of 17 (2023 - 20) related to outstanding common share warrants, nil (2023 - 1
) related to outstanding Series C preferred stock warrants,
6 (2023 - 8
) related to stock options, nil (2023 -
2
) related to restricted stock units, and nil (2023 -
7
) relating to outstanding Series C convertible preferred shares were excluded from the calculation of net loss per common share.
Government assistance
Government grants, including grants from similar bodies, are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Grants that compensate the Company for expenses incurred are recognized in income or loss in reduction thereof in the same period in which the expenses are recognized. The Company uses a net presentation basis whereby the grant offsets the research and development expenses as it is being recovered under the grant program.
Recently issued accounting standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated interim financial statements.
3 Clinical trial deposit
In October 2020, the Company announced that it had entered into a final agreement with a contract research organization (“CRO”) for the management of the Company’s registrational study of
VAL-083
for glioblastoma. Under the agreement, the Company supplied the drug for the study and the CRO managed all operational aspects of the study including site activation and patient enrollment. The Company was required to make certain payments under the agreement related to patient enrollment milestones. For the three months ended September 30, 2024, the Company has recognized an expense of $nil (2023 - $1,075) for this study in relation to clinical site initiation and patient enrollment.
On October 31, 2023, the Company announced that preliminary topline results from this registrational study for
VAL-083
did not perform better than the current standards of care in glioblastoma. As a result, the Company announced that it has terminated the development of
VAL-083.
In the year ended June 30, 2024, the remaining deposit of $1,075 was offset against amounts owing to the CRO and the agreement with the CRO was terminated with an additional final cost of $1,000, which was paid in the year ended June 30, 2024.
As of June 30, 2024, and September 30, 2024, the Company has recorded $205 as a deposit with a CRO for the management of the Company’s
15-patient
study of
REM-001
for cutaneous metastatic breast cancer (“CMBC”).
4 Clinical trials grant
Effective July 1, 2023, the Company was awarded a $2,000 Small Business Innovation Research grant from the National Institutes of Health (“NIH”) to support the clinical development of
REM-001
for the treatment of CMBC. The grant will be received in two tranches: approximately $1,250 for the period July 1, 2023, to June 30, 2024, and approximately $750 for the period July 1, 2024, to June 30, 2025. As a result of receiving the grant, the
REM-001,
15-patient
clinical trial was restarted. The grant is expended to the Company as a reimbursement of expenditures incurred. During the three months ended September 30, 2024, the Company received $236
(2023 - $13)
for grants received against research and development expenditures in the period.
The grant is subject to various performance conditions and funding risk where the financial conditions of the NIH may change from time to time. The Company recognizes the grant only to the extent there is reasonable assurance the grant will be funded to the Company.
5 Property and equipment, net

$ (thousands)
Balance, June 30, 2024	674
Depreciation	(17)

Balance, September 30, 2024	657

At September 30, 2024, the total capitalized cost of property and equipment was $879 (June 30,
2024 - $879),
of which $499 is not in use. The Company has recognized $17 (2023 - $15) in depreciation expense in the three months ended September 30, 2024, on equipment in use.
6 Accounts payable and accrued liabilities

	September 30, 2024 $ (in thousands)	June 30, 2024 $ (in thousands)
Trade payables	1,871	1,464
Accrued liabilities	336	743

Balance	2,207	2,207

7 Related party transactions
Valent Technologies, LLC Agreements
On November 20, 2023, Dr. Brown was terminated from his position as the Company’s Chief Scientific Officer as a result of cost-cutting measures adopted by the Company; he remains a consultant to the Company. Dr. Brown is a principal of Valent Technologies, LLC (“Valent”) and as a result Valent is a related party to the Company.
On September 12, 2010, the Company entered into a Patent Assignment Agreement (the “Valent Assignment Agreement”) with Valent pursuant to which Valent transferred to the Company all its right, title and interest in, and to, the patents for
VAL-083
owned by Valent. The Company now owns all rights and title to
VAL-083
and is responsible for further development and commercialization. In accordance with the terms of the Valent Assignment Agreement, Valent is entitled to receive a future royalty on all revenues derived from the development and commercialization of
VAL-083.
In the event that the Company terminates the agreement, the Company may be entitled to receive royalties from Valent’s subsequent development of
VAL-083
depending on the development milestones the Company has achieved prior to the termination of the Valent Assignment Agreement.
On September 30, 2014, the Company entered into an exchange agreement (the “Valent Exchange Agreement”) with Valent and Del Mar (BC). Pursuant to the Valent Exchange Agreement, Valent exchanged its loan payable in the outstanding amount of $279 (including aggregate accrued interest to September 30, 2014, of $29), issued to Valent by Del Mar (BC), for 279 shares of the Company’s Series A Preferred Stock. The Series A Preferred Stock has a stated value of $1.00 per share (the “Series A Stated Value”) and is not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. For the three months ended September 30, 2024, the Company recorded $2 (2023 - $2
) related to the dividends paid to Valent. The dividends have been recorded as a direct increase in accumulated deficit.
On February 13, 2024, the Company sent an
Opt-Out
Notice to Valent under the Valent Assignment Agreement whereby the Company assigned all rights, title and interest in and to the patents for
VAL-083
to Valent. As a result, the Company granted Valent a
non-exclusive,
fully-paid, royalty-free, perpetual, worldwide and
non-transferable
license, subject to limited exceptions. The Company is entitled to receive royalties from Valent’s subsequent commercialization of
VAL-083
equal to 5% of Valent Net Sales (as defined in the Valent Assignment Agreement).
Related party payables
As of September 30, 2024, there is an aggregate amount of $50 (June 30, 2024 - $52) payable to the Company’s officers and directors for fees, expenses, and other liabilities.

8 Stockholders’ equity
Preferred stock
Series C Preferred Stock

	Series C Preferred Stock
	Number of shares	$ (in thousands)
Balance - June 30, 2024	13,668	9,973
Conversion of Series C Preferred stock to common stock	(13,668)	(9,973)

Balance - September 30, 2024	—	—

In August 2020, the Company issued 25,028 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in three separate closings of a private placement (Series
C-1,
C-2,
and
C-3).
Each share of Series C Preferred Stock was issued at a purchase price of $1,000 per share and is convertible into shares of common stock based on the respective conversion prices which were determined at the closing of each round of the private placement. The conversion prices for the Series
C-1
Preferred Stock, Series
C-2
Preferred Stock, and the Series
C-3
Preferred Stock were $2,030.00, $2,124.50, and $2,012.50, respectively. Subject to ownership limitations, the owners of the Series
C-1
Preferred Stock, the Series
C-2
Preferred Stock, and the Series
C-3
Preferred Stock were entitled to receive dividends, payable in shares of common stock at a rate of 10%, 15%, 20% and 25%, respectively, of the number of shares of common stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the private placement. The Company paid the 12th, 24th, 36th, and 48th month anniversary dividends of 10%, 15%, 20%, and 25% common stock dividends on August 19, 2021, 2022, 2023, and 2024, respectively.
The Series C Preferred Stock dividends did not require declaration by the board of directors and were accrued annually as of the date the dividend was earned in an amount equal to the fair value of the Company’s common stock on the dates the respective dividends were paid. The fair value of the Series C Preferred Stock dividend paid on August 19, 2024, was determined by multiplying the dividends paid of 2 shares of common stock by the Company’s closing share price on August 18, 2024, of $7.93 per share for a total fair value of $13. All outstanding shares of Series C Preferred Stock were automatically converted to an aggregate of 7 shares of common stock on August 19, 2024. In addition, as part of the Series C Preferred financing, the Company issued warrants to the placement agent (“Series C Agent Warrants”), which expired unexercised on August 19, 2024.
The Series C Preferred Stock, with respect to distributions of assets and rights upon the occurrence of a liquidation, ranked (i) senior to the Company’s common stock and (ii) senior to any other class or series of capital stock of the Company hereafter created which did not expressly rank pari passu with, or senior to, the Series C Preferred Stock. The Series C Preferred Stock was pari passu in liquidation to the Company’s Series A Preferred Stock. The liquidation value of the Series C Preferred Stock at September 30, 2024, is the stated value of $nil (June 30, 2024 - $9,973).
The Company’s Series C Preferred Stock aggregate dividends as of September 30, 2024, were as follows:

Series C Dividends	Dividend Shares (in thousands)
10% - August 19, 2021 (actual)	1
15% - August 19, 2022 (actual)	1
20% - August 19, 2023 (actual)	1
25% - August 19, 2024 (actual)	2

5

Series A Preferred Stock
Effective September 30, 2014, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Series A Certificate of Designation, the Company designated 279 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. Upon any liquidation of the Company, the holder of the Series A Preferred Stock will be entitled to be paid, out of any assets of the Company available for distribution to stockholders, the Series A Stated Value of the shares of Series A Preferred Stock held by such holder, plus any accrued but unpaid dividends thereon, prior to any payments being made with respect to the common stock. The Series A Preferred Stock is held by Valent (note 7).
The Series A Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock, and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series A Preferred Stock. The Series A Preferred Stock was pari passu in liquidation to the Company’s Series C Preferred Stock. The liquidation value of the Series A Preferred stock at September 30, 2024, is its stated value of $279 (June 30, 2024 - $279).
There was no change to the Series A Preferred stock for the three months ended September 30, 2024, or 2023.
Common stock
Common stock issuances during the three months ended September
 30, 2024
During the three months ended September 30, 2024, the Company issued 2 shares of common stock on vesting of restricted stock units during the period. The Company also issued 2 and 7 shares of common stock, representing the Series C Preferred Stock 25% dividend and automatic conversion of outstanding Series C Preferred Stock, respectively, on the fourth anniversary of issuance.
Common stock issuances during the three months ended September
 30, 2023
During the three months ended September 30, 2023, the Company issued 2 shares of common stock, representing the Series C Preferred Stock 20% dividend the third anniversary of issuance.
2017 Omnibus Incentive Plan
As subsequently approved by the Company’s stockholders at an annual meeting of stockholders, on April 11, 2018, the Company’s board of directors approved the adoption of the Company’s 2017 Omnibus Equity Incentive Plan (the “2017 Plan”), as amended. The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) as well as a Restricted Stock Unit (“RSU”) award under the 2017 Plan. As approved by the Company’s stockholders on June 21, 2022, the number of common shares available under the 2017 Plan as of September 30, 2024, is 13 shares, less the number of shares of common stock issued under the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”), or that are subject to grants of stock options made, or that may be made, under the Legacy Plan, or that have been previously exercised.

The following table sets forth the aggregate information on all equity compensation plans as of September 30, 2024:

Plan (in thousands, except per share amounts)	Number of shares of common stock to be issued upon exercise of outstanding stock options and rights (a)	Weighted-average exercise price of stock options and rights $	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders - 2017 Plan (1)	6	749.16	4
Equity compensation plans not approved by security holders - Del Mar (BC) 2013 Amended and Restated Stock Option Plan	—	73,881.30	—

Totals	6	1,074.40	4

(1)	The Del Mar (BC) 2013 Amended and Restated Stock Option Plan refers to the Company’s previous equity compensation plan.
(2)	The balance of 4 shares of common stock available for issuance under the 2017 Plan as of September 30, 2024, is net of stock options previously exercised.
The maximum number of shares of Company common stock with respect to which any one participant may be granted awards during any calendar year is 8% of the Company’s fully diluted shares of common stock on the date of grant (excluding the number of shares of common stock issued under the 2017 Plan and/or the Legacy Plan or subject to outstanding awards granted under the 2017 Plan and/or the Legacy Plan). No award will be granted under the 2017 Plan on, or after, July 7, 2027.
Stock options
There were no changes in stock options during the three months ended September 30, 2024.
The following table summarizes stock options outstanding and exercisable under all plans at September 30, 2024:

Exercise price $	Number Outstanding at September 30, 2024 (in thousands)	Weighted average remaining contractual life (years)	Number exercisable at September 30, 2024 (in thousands)
162.93	2	8.92	1
307.65	1	7.84	1
1,067.50 to 1,680.00	2	7.36	2
2,170.00 to 2,397.50	1	2.43	—

	6		4

The Company has recognized the following amounts as stock option expense for the periods noted (in thousands):

	Three months ended September 30,
	2024 $	2023 $
Research and development	37	69
General and administrative	61	91

	98	160

All of the stock option expense for the periods ended September 30, 2024, and 2023, has been recognized as additional paid in capital. The aggregate intrinsic value of stock options outstanding as well as stock options exercisable was nil as of September 30, 2024, and 2023, respectively. As of September 30, 2024, there was $224 in unrecognized compensation expense that will be recognized over the next 1.8 years.
The following table sets forth changes in unvested stock options under all plans:

	Number of Options (in thousands)	Weighted average exercise price $
Unvested at June 30, 2024	3	545.01
Vested	(1)	435.36

Unvested at September 30, 2024	2	579.79

The aggregate intrinsic value of unvested stock options at September 30, 2024, was nil (2023 - nil). The unvested stock options have a remaining weighted average contractual term of 7.16 years (2023 - 9.26).
Restricted stock units
During the three months ended September 30, 2024, the Company recognized a total of $3 (2023 - $47) in compensation expense related to RSUs.

Number of RSU (in thousands)
Balance - June 30, 2024	2
Vesting of restricted stock units	(2)

Balance - September 30, 2024	—

Common stock warrants
The following table sets forth changes in outstanding common stock warrants:

	Number of Warrants (in thousands)	Weighted average exercise price $
Balance - June 30, 2024	19	1,399.72
Expiry of warrants issued for services	(2)	1,750.00

Balance - September 30, 2024	17	1,362.41

The following table summarizes the Company’s outstanding common stock warrants as of September 30, 2024:

Description of warrants	Number (in thousands)	Exercise price $	Expiry date
2022 April Investor warrants	9	717.50	April 14, 2027
2022 Investor warrants	7	2,187.50	March 28, 2025
2022 April Agent warrants	1	1,159.20	October 14, 2026

	17

Series C Preferred Stock warrants
In connection with the Series C Preferred Stock private placement, the Company issued 2,504 Series C Agent Warrants. The Series C Agent Warrants had an exercise price of $1,000 per share, provide for a cashless exercise feature, and wee exercisable for a period of four years from August 19, 2020. The Series C Agent Warrants expired unexercised on August 19, 2024. The Series C Preferred Stock issuable upon exercise of the Series C Agent Warrants were convertible into shares of common stock in the same manner as each respective underlying series of outstanding Series C Preferred Stock and were entitled to the same dividend rights as each respective series.
The following table sets forth changes in outstanding Series C Agent Warrants:

	Balance June 30, 2024	Number of Warrants Expired	Balance, September 30, 2024	Conversion price $
Preferred Series C-1 Agent Warrants	1,929	(1,929)	—	2,030.00
Preferred Series C-2 Agent Warrants	219	(219)	—	2,124.50
Preferred Series C-3 Agent Warrants	296	(296)	—	2,012.50

	2,444	(2,444)	—

9 Supplementary statement of cash flows information
The Company incurred the following
non-cash
investing and financing transactions (in thousands):

	Three months ended September 30,
	2024 $	2023 $
Series C Preferred Stock common stock dividend (note 8)	13	173
Series A Preferred Stock cash dividend in accounts payable and accrued liabilities	2	—
Conversion of Series C Preferred Stock to common stock (note 8)	9,973	37
Income taxes paid	—	—
Interest paid	—	—
10 Financial instruments
The Company’s financial instruments are measured at fair value as determined by using the fair value hierarchy for inputs that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level one - inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level two - inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and

•	Level three - unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.
Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. As of September 30, 2024, the Company’s milestone payment liability was measured using level three inputs. The milestone payment liability relates to contingent milestone payments for the
REM-001
program that was acquired in the Adgero merger (note 1).

	September 30, 2024
Liability	Level 1	Level 2	Level 3
Milestone payment liability	—	—	188

$ (in thousands)
Balance - June 30, 2024	186
Change in fair value estimate	2

Balance - September 30, 2024	188

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable, and related party payables. The carrying values of cash and cash equivalents, other receivables, accounts payable and related party payables approximate their fair values due to the immediate or short-term maturity of these financial instruments.
11 Subsequent events
The Company has evaluated its subsequent events from September 30, 2024, through the date these condensed consolidated interim financial statements were issued and has determined that there are no subsequent events requiring disclosure in these condensed consolidated interim financial statements other than the items noted below.
Amendment to Hoffman Employment Agreement
Robert E. Hoffman, former Chief Executive Officer and Interim Chief Financial Officer of the Company, and the Company are parties to a certain Executive Employment Agreement dated November 8, 2021 (the “Hoffman Employment Agreement”). On October 4, 2024, the Company and Mr. Hoffman entered into an amendment to the Hoffman Employment Agreement (the “Hoffman Amendment”). Pursuant to the Hoffman Amendment, all outstanding stock options previously granted to Mr. Hoffman by the Company vested in full on October 4, 2024 in exchange for Mr. Hoffman agreeing to extend the non-competition
restrictions of the Hoffman Employment Agreement for a period of twelve months following the date that his employment terminates with the Company.
Merger with TuHURA Biosciences, Inc.
On October 4, 2024, at the Company’s Special Meeting of Stockholders, the Company’s stockholders approved the requisite proposals to effect the completion of the Merger pursuant to the Merger Agreement, whereby Merger Sub merged with and into TuHURA, with TuHURA surviving the Merger and becoming direct, wholly owned subsidiary of the Company. Effective at 12:01 a.m. Eastern Time on October 18, 2024, the Company effected the Reverse Stock Split, whereby every 35 shares of issued and outstanding common stock were converted into one share of common stock. Any fractional shares of common stock resulting from the Reverse Stock Split were rounded up to the nearest whole post-Reverse Stock Split share. The Reverse Stock Split did not change the par value of the Company’s common stock or the amount of authorized common stock. Effective at 12:03 a.m. Eastern Time on October 18, 2024, the Company completed the Merger, and effective at 12:04 a.m. Eastern Time on October 18, 2024, the Company changed its name to “TuHURA Biosciences, Inc.”

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each then-outstanding share of TuHURA common stock, par value $0.001 per share (the “TuHURA Common Stock”) (other than any shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)) were converted into shares of the Company’s common stock equal to an exchange ratio of 0.1789 (after giving effect to the Reverse Stock Split), (ii) each then-outstanding TuHURA stock option were assumed and converted into an option to purchase shares of the Company’s common stock, subject to certain adjustments as set forth in the Merger Agreement, and (iii) each then-outstanding warrant to purchase shares of TuHURA Common Stock”) was assumed and converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of the Company’s common stock, subject to certain adjustments as set forth in the Merger Agreement. Existing Company stockholders received one CVR for each share of common stock held by such stockholder (or, in the case of warrants, each share of common stock of the Company for which such warrant is exercisable into), entitling them to receive, in the aggregate, approximately 1,539,918 shares of the Company’s common stock (collectively, the “CVR Shares”) upon achievement of enrollment of a minimum of 10 patients in the
REM-001
clinical trial, with such patients each completing 8 weeks of follow-up
on or before December 31, 2025 (the “Milestone”).
Immediately following the Merger, TuHURA stockholders as of immediately prior to the Merger owned, in aggregate and on a fully-diluted basis, approximately 97.15% of the Company (or 94.55% of the Company after giving effect to the issuance of the CVR Shares assuming the Milestone has been achieved) and Company securityholders as of immediately prior to the Merger owned, in aggregate and on a fully-diluted basis, approximately 2.85% of the Company (or 5.45% of the Company after giving effect to the issuance of the CVR Shares assuming the Milestone has been achieved).
On
October
18, 2024, effective immediately prior to the consummation of the Merger, the Company completed a
1-for-35
reverse stock split (the “2024 Reverse Stock Split”) of its issued and outstanding common stock in connection with the Merger Agreement with TuHURA. As a result of the 2024 Reverse Stock Split, every 35 shares of issued and outstanding common stock were converted into one share of common stock. Any fractional shares of common stock resulting from the 2024 Reverse Stock Split were rounded up to the nearest whole post-2024 Reverse Stock Split share. The 2024 Reverse Stock Split did not change the par value of the Company’s common stock or the amount of authorized common stock. All outstanding securities entitling their holders to acquire shares of common stock were adjusted as a result of the 2024 Reverse Stock Split. All common share and per share data are retrospectively restated to give effect to the 2024 Reverse Stock Split for all periods presented herein.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Balance Sheets
(In thousands, except par value amounts)

	Note	December 31, 2023 $	June 30, 2023 $
		(unaudited)
Assets
Current assets
Cash and cash equivalents		658	1,535
Subscriptions receivable	7	103	—
Prepaid expenses, taxes and other receivables		311	660
Clinical trial deposit	3	114	1,075

Total current assets		1,186	3,270
Property and equipment, net	5	699	709

Total assets		1,885	3,979

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,722	2,784
Related party payables	6	148	298

Total current liabilities		1,870	3,082
Milestone payment liability	9	179	166

Total liabilities		2,049	3,248

Stockholders’ equity
Preferred stock
Authorized
5,000 shares, $0.001 par value
Issued and outstanding
279 Series A shares at December 31, 2023 (June 30, 2023 - 279)	7	279	279
14 Series C shares at December 31, 2023 (June 30, 2023 - 14)	7	9,973	10,366
Common stock
Authorized
75,000 shares at December 31, 2023 (June 30, 2023 - 75,000), $0.001 par value
Issued and outstanding
10,167 issued at December 31, 2023 (June 30, 2023 - 1,692)	7	10	2
Additional paid-in capital	7	145,090	141,438
Accumulated deficit		(155,537)	(151,375)
Accumulated other comprehensive income		21	21

Total stockholders’ equity		(164)	731

Total liabilities and stockholders’ equity		1,885	3,979

Nature of operations, corporate history, going concern and management plans (note 1)
Subsequent events (note 10)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(In thousands, except per share amounts)

		Three months ended December 31,		Six months ended December 31,
	Note	2023	2022	2023	2022
Expenses
Research and development		$111	$2,059	$1,970	$5,230
General and administrative		908	1,440	2,011	2,915

		(1,019)	(3,499)	(3,981)	(8,145)

Other income (loss)
Foreign exchange		(6)	0	(8)	11
Interest, net		2	45	4	84

		(4)	45	(4)	95

Net loss for the period		(1,023)	(3,454)	(3,985)	(8,050)

Computation of basic loss per share
Net loss for the period		(1,023)	(3,454)	(3,985)	(8,050)
Series A Preferred cash dividend	7	(2)	(2)	(4)	(4)
Series C Preferred stock dividend	7	—	—	(173)	(362)

Net loss for the period attributable to common stockholders		$(1,025)	$(3,456)	$(4,162)	$(8,416)

Basic and fully diluted loss per share		$(0.24)	$(2.10)	$(1.37)	$(5.42)

Basic and fully diluted weighted average number of shares		4,337	1,643	3,027	1,554

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Stockholders’ Equity (Deficiency)
(Unaudited)
For the six months ended December 31, 2023
(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total stockholders’ equity (deficiency) $
Balance - June 30, 2023	1,692	2	141,438	21	10,645	(151,375)	731
Issuance of shares on vesting of restricted stock units	4	—	—	—	—	—	—
Conversion of Series C Preferred stock to common stock	1	—	37	—	(37)	—	—
Stock option expense	—	—	160	—	—	—	160
Restricted stock unit expense	—	—	47	—	—	—	47
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Series C Preferred stock dividend	49	—	173	—	—	(173)	—
Loss for the period	—	—	—	—	—	(2,962)	(2,962)

Balance - September 30, 2023	1,746	2	141,855	21	10,608	(154,512)	(2,026)

Issuance of shares pursuant to equity line - net of issue costs	400	—	105	—	—	—	105
Issuance of shares pursuant to ATM - net of issue costs	8,013	8	2,571	—	—	—	2,579
Conversion of Series C Preferred stock to common stock	8	—	356	—	(356)	—	—
Stock option expense	—	—	165	—	—	—	165
Restricted stock unit expense	—	—	38	—	—	—	38
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Loss for the period	—	—	—	—	—	(1,023)	(1,023)

Balance - December 31, 2023	10,167	10	145,090	21	10,252	(155,537)	(164)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Stockholders’ Equity
(Unaudited)
For the six months ended December 31, 2022
(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total stockholders’ equity $
Balance - June 30, 2022	1,311	66	135,510	21	12,554	(136,356)	11,795
Issuance of shares - net of issue costs	262	13	1,890	—	—	—	1,903
Stock option expense	—	—	518	—	—	—	518
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Series C Preferred stock dividend	43	2	360	—	—	(362)	—
Loss for the period	—	—	—	—	—	(4,596)	(4,596)

Balance - September 30, 2022	1,616	81	138,278	21	12,554	(141,316)	9,618

Conversion of Series C Preferred stock to common stock	42	—	1,778	—	(1,778)	—	—
Additional shares issued on reverse stock split	15	—	—	—	—	—	—
Stock option expense	—	—	436	—	—	—	436
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Loss for the period	—	—	—	—	—	(3,454)	(3,454)

Balance - December 31, 2022	1,673	81	140,492	21	10,776	(144,772)	6,598

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(In thousands)

		Six months ended December 31,
		2023	2022
	Note	$	$
Cash flows from operating activities
Loss for the period		(3,985)	(8,050)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of clinical trial deposit	3	—	1,075
Depreciation of property and equipment	5	30	30
Change in fair value of milestone liability		13	(83)
Stock option expense	7	325	954
Restricted stock unit expense	7	85	—
Changes in operating assets and liabilities
Prepaid expenses, taxes and other receivables		349	(48)
Clinical trial deposit		961	(1,700)
Accounts payable and accrued liabilities		(1,062)	(535)
Related party payables		(150)	(173)

Net cash used in operating activities		(3,434)	(8,530)

Cash flows from investing activities
Purchase of equipment	5	(20)	(232)

Net cash used in investing activities		(20)	(232)

Cash flows from financing activities
Net proceeds from the issuance of shares - equity line	7	105	1,860
Net proceeds from the issuance of shares - ATM	7	2,476	—
Series A Preferred cash dividend	6	(4)	(4)

Net cash provided by financing activities		2,577	1,856

Decrease in cash and cash equivalents		(877)	(6,906)
Cash and cash equivalents - beginning of period		1,535	11,780

Cash and cash equivalents - end of period		658	4,874

Supplementary information (note 8)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

1	Nature of operations, corporate history, and going concern and management plans
Nature of operations
Kintara Therapeutics, Inc. (the “Company”) is a clinical-stage drug development company with a focus on the development of novel cancer therapies for patients with unmet medical needs. The Company is developing one late-stage therapeutic -
REM-001
for cutaneous metastatic breast cancer (“CMBC”). In order to accelerate the Company’s development timelines, it leverages existing preclinical and clinical data from a wide range of sources. The Company may seek marketing partnerships in order to potentially offset clinical costs and to generate future royalty revenue from approved indications of its current and future product candidates.
Corporate history
The Company is a Nevada corporation formed on June 24, 2009, under the name Berry Only, Inc. On January 25, 2013, the Company entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of the Company (the “Reverse Acquisition”).
On August 19, 2020, the Company completed its merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”) in which Adgero continued its existence under Delaware law and became a direct, wholly-owned subsidiary of the Company. Following the completion of the merger, the Company changed its name from DelMar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol “KTRA”.
Kintara Therapeutics, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation and Adgero which are clinical-stage companies with a focus on the development of drugs for the treatment of cancer. The Company is also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition. In connection with the Adgero merger, the Company also became the parent company of Adgero Biopharmaceuticals, Inc. (“Adgero Bio”), formerly a wholly-owned subsidiary of Adgero.
References to the Company refer to the Company and its wholly-owned subsidiaries.
Going concern and management plans
These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.
For the six months ended December 31, 2023, the Company reported a loss of $3,985 and a negative cash flow from operations of $3,434. The Company had an accumulated deficit of $155,537 and had cash and cash equivalents of $658 as of December 31, 2023. The Company is in the clinical stage and has not generated any revenues to date. The Company does not have the prospect of achieving revenues until such time that its product candidate is commercialized, or partnered, which may not ever occur. On August 2, 2022, the Company entered into a stock purchase agreement under which the Company has issued 662 shares of common stock for $2,008 in

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

net proceeds as of December 31, 2023. In addition, on June 28, 2023, the Company announced that it had been awarded approximately $2.0 million in grant funding to be received over a two-year
period for its
REM-001
project. During the six months ended December 31, 2023, the Company issued an additional 8,013 shares of common stock for net proceeds of $2,579 from its at-the-market
(“ATM”) facility, and announced that it is suspending the development of
VAL-083.
Even with the proceeds from the grant funding, the stock purchase financing, and the ATM sales, the Company will require additional funding to maintain its clinical trials, research and development projects, and for general operations. These circumstances indicate substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of filing of these condensed consolidated interim financial statements.
Consequently, management is pursuing various financing alternatives to fund the Company’s operations so it can continue as a going concern. Management plans to continue to pursue opportunities to secure the necessary financing through the issue of new equity, including its ATM facility, debt, and/or entering into strategic partnership arrangements. However, the Company’s ability to raise additional capital could be affected by various risks and uncertainties including, but not limited to, global unrest. The Company may not be able to raise sufficient additional capital and may need to tailor its drug candidate development programs based on the amount of funding the Company is able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.
These condensed consolidated interim financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2	Significant accounting policies
Reverse stock split
On November 10, 2022, the Company filed a Certificate of Change to the Company’s Articles of Incorporation, as amended, in order to effectuate a 1:50 reverse stock split (the “Reverse Stock Split”) of its issued and outstanding common stock as well as its authorized shares of common stock. As a result of the Reverse Stock Split, every 50 shares of issued and outstanding common stock were converted into one share of common stock with a proportionate reduction in the Company’s authorized shares of common stock. Any fractional shares of common stock resulting from the Reverse Stock Split were rounded up to the nearest whole post-Reverse Stock Split share. The Reverse Stock Split did not change the par value of the Company’s common stock. All outstanding securities entitling their holders to acquire shares of common stock were adjusted as a result of the Reverse Stock Split. All common share and per share data are retrospectively restated to give effect to the Reverse Stock Split for all periods presented herein.
Basis of presentation
The condensed consolidated interim financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in United States dollars. The functional currency of the Company and each of its subsidiaries is the United States dollar.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

The accompanying condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero, Adgero Bio, Del Mar (BC), Callco, and Exchangeco. All intercompany balances and transactions have been eliminated in consolidation.
The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented.
Unaudited interim financial data
The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all of the information and the notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the June 30, 2023, audited consolidated financial statements of the Company included in the Company’s Form
10-K
filed with the SEC on September 18, 2023. In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation. The results for six months ended December 31, 2023, are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2024, or for any other future annual or interim period.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, expenses, contingent assets, and contingent liabilities as at the end of, or during, the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring management to make estimates include the valuation of equity instruments issued for services, milestone payment liability, and clinical trial accruals. Further details of the nature of these assumptions and conditions may be found in the relevant notes to these condensed consolidated interim financial statements.
Loss per share
Income or loss per share is calculated based on the weighted average number of common shares outstanding. For the six-month
periods ended December 31, 2023, and 2022, diluted loss per share does not differ from basic loss per share since the effect of the Company’s warrants, stock options, restricted stock units, and convertible preferred shares is anti-dilutive. As of December 31, 2023, potential common shares of 700 (2022 - 714) related to outstanding common share warrants, 42 (2022 - 42) related to outstanding Series C preferred stock warrants, 237 (2022 - 241) related to stock options, 66 (2022 - nil) related to restricted stock units, and 235 (2022 - 244) relating to outstanding Series C convertible preferred shares were excluded from the calculation of net loss per common share.
Government assistance
Government grants, including grants from similar bodies, are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

the grant will be received. Grants that compensate the Company for expenses incurred are recognized in income or loss in reduction thereof in the same period in which the expenses are recognized. The Company uses a net presentation basis whereby the grant offsets the research and development expenses as it is being recovered under the grant program.
Recently issued accounting standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated interim financial statements.

3	Clinical trial deposit
In October 2020, the Company announced that it had entered into a final agreement with a contract research organization (“CRO”) for the management of the Company’s registrational study of
VAL-083
for glioblastoma. Under the agreement, the Company supplied the drug for the study and the CRO managed all operational aspects of the study including site activation and patient enrollment. The Company was required to make certain payments under the agreement related to patient enrollment milestones. For the three and six months ended December 31, 2023, the Company has recognized a recovery of $512 (2022 - $1,075 expense) and an expense of $563 (2022 - $1,075), respectively, for this study in relation to clinical site initiation and patient enrollment.
On October 31, 2023, the Company announced that preliminary topline results from this registrational study for
VAL-083
did not perform better than the current standards of care in glioblastoma. As a result, the Company announced that it has terminated the development of
VAL-083.
In the six months ended December 31, 2023, the remaining deposit of $1,075 was offset against amounts owing to the CRO and the agreement with the CRO was terminated with an additional final cost of $1,000, of which $600 was paid at December 31, 2023, and $400 was paid subsequent to December 31, 2023.
In the six months ended December 31, 2023, the Company paid $114 as a deposit with a CRO for the management of the Company’s
15-patient
study of
REM-001
for cutaneous metastatic breast cancer (“CMBC”).

4	Clinical trials grant
Effective July 1, 2023, the Company was awarded a $2,000 Small Business Innovation Research grant from the National Institutes of Health (“NIH”) to support the clinical development of
REM-001
for the treatment of cutaneous metastatic breast cancer. The grant will be received in two tranches: approximately $1,250 for the period July 1, 2023, to June 30, 2024, and approximately $750 for the period July 1, 2024, to June 30, 2025. As a result of receiving the grant, the
REM-001,
15-patient
clinical trial will be
re-started.
The grant is expended to the Company as a reimbursement of expenditures incurred. During the three and six months ended December 31, 2023, the Company received $197 (2022 - nil) and $210 (2022 - nil), respectively, for grants received against research and development expenditures in the period.
The grant is subject to various performance conditions and funding risk where the financial conditions of the NIH may change from time to time. The Company recognizes the grant only to the extent there is reasonable assurance the grant will be funded to the Company.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

5	Property and equipment, net

$ (thousands)
Balance, June 30, 2023	709
Additions	20
Depreciation	(30)

Balance, December 31, 2023	699

At December 31, 2023, the total capitalized cost of property and equipment was $879 (June 30, 2023 - $859), of which $699 is not in use. The Company has recognized $30 in depreciation expense, respectively, for each of the six months ended December 31, 2023, and 2022, on equipment in use.

6	Related party transactions
Valent Technologies, LLC Agreements
On November 20, 2023, Dr. Brown was terminated from his position as the Company’s Chief Scientific Officer as a result of cost-cutting measures adopted by the Company; he remains a consultant to the Company. Dr. Brown is a principal of Valent Technologies, LLC (“Valent”) and as a result Valent is a related party to the Company.
On September 12, 2010, the Company entered into a Patent Assignment Agreement (the “Valent Assignment Agreement”) with Valent pursuant to which Valent transferred to the Company all its right, title and interest in, and to, the patents for
VAL-083
owned by Valent. The Company now owns all rights and title to
VAL-083
and is responsible for further development and commercialization. In accordance with the terms of the Valent Assignment Agreement, Valent is entitled to receive a future royalty on all revenues derived from the development and commercialization of
VAL-083.
In the event that the Company terminates the agreement, the Company may be entitled to receive royalties from Valent’s subsequent development of
VAL-083
depending on the development milestones the Company has achieved prior to the termination of the Valent Assignment Agreement.
On September 30, 2014, the Company entered into an exchange agreement (the “Valent Exchange Agreement”) with Valent and Del Mar (BC). Pursuant to the Valent Exchange Agreement, Valent exchanged its loan payable in the outstanding amount of $279 (including aggregate accrued interest to September 30, 2014, of $29), issued to Valent by Del Mar (BC), for 279 shares of the Company’s Series A Preferred Stock. The Series A Preferred Stock has a stated value of $1.00 per share (the “Series A Stated Value”) and is not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. For the three and six months ended December 31, 2023, the Company recorded $2 (2022 - $2
)
and
$
4
(2022
- $
4
),
respectively, related to the dividends paid to Valent. The dividends have been recorded as a direct increase in accumulated deficit.
Related party payables
As of December 31, 2023, there is an aggregate amount of $148 (June 30, 2023 - $298) payable to the Company’s officers and directors for fees, expenses, and accrued bonuses and other liabilities.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

7	Stockholders’ equity
Preferred stock
Series C Preferred Stock

	Series C Preferred Stock
	Number of shares	$ (in thousands)
Balance - June 30, 2023	14,208	10,366
Conversion of Series C Preferred stock to common stock	(540)	(393)

Balance - December 31, 2023	13,668	9,973

In August 2020, the Company issued 25,028 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in three separate closings of a private placement (Series
C-1,
C-2,
and
C-3).
Each share of Series C Preferred Stock was issued at a purchase price of $1,000 per share and is convertible into shares of common stock based on the respective conversion prices which were determined at the closing of each round of the private placement. The conversion prices for the Series
C-1
Preferred Stock, Series
C-2
Preferred Stock, and the Series
C-3
Preferred Stock are $58.00, $60.70, and $57.50, respectively. Subject to ownership limitations, the owners of the Series
C-1
Preferred Stock, the Series
C-2
Preferred Stock, and the Series
C-3
Preferred Stock are entitled to receive dividends, payable in shares of common stock at a rate of 10%, 15%, 20% and 25%, respectively, of the number of shares of common stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the private placement. The Company paid the 12th, 24th, and 36th month anniversary dividends of 10%, 15%, and 20% common stock dividends on August 19, 2021, 2022, and 2023, respectively.
The Series C Preferred Stock dividends do not require declaration by the board of directors and are accrued annually as of the date the dividend is earned in an amount equal to the fair value of the Company’s common stock on the dates the respective dividends are paid. The fair value of the Series C Preferred Stock dividend paid on August 19, 2023, was determined by multiplying the dividends paid of 49 shares of common stock by the Company’s closing share price on August 18, 2023, of $3.53 per share for a total fair value of $173. Any outstanding shares of Series C Preferred Stock will automatically convert to shares of common stock on August 19, 2024. In addition, as part of the Series C Preferred financing, the Company issued warrants to the placement agent (“Series C Agent Warrants”).
The Series C Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series C Preferred Stock. The Series C Preferred Stock is pari passu in liquidation to the Company’s Series A Preferred Stock. The liquidation value of the Series C Preferred Stock at December 31, 2023, is the stated value of $9,973 (June 30, 2023 - $10,366).

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

The Company’s Series C Preferred Stock outstanding, conversion shares, and aggregate dividends as of December 31, 2023, are as follows:

Series	Number	Conversion price $	Number of conversion shares (in thousands)	Dividend Shares (in thousands)
Series 1	10,925	58.00	188	151
Series 2	898	60.70	15	10
Series 3	1,845	57.50	32	24

	13,668		235	185

Series C Dividends	Dividend Shares (in thousands)
10% - August 19, 2021 (actual)	34
15% - August 19, 2022 (actual)	43
20% - August 19, 2023 (actual)	49
25% - August 19, 2024 (estimated)	59

185

Series A Preferred Stock
Effective September 30, 2014, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Series A Certificate of Designation, the Company designated 279 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. Upon any liquidation of the Company, the holder of the Series A Preferred Stock will be entitled to be paid, out of any assets of the Company available for distribution to stockholders, the Series A Stated Value of the shares of Series A Preferred Stock held by such holder, plus any accrued but unpaid dividends thereon, prior to any payments being made with respect to the common stock. The Series A Preferred Stock is held by Valent (note 6).
The Series A Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock, and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series A Preferred Stock. The Series A Preferred Stock is pari passu in liquidation to the Company’s Series C Preferred Stock. The liquidation value of the Series A Preferred stock at December 31, 2023, is its stated value of $279 (June 30, 2023 - $279).
There was no change to the Series A Preferred stock for the six months ended December 31, 2023, or 2022.
Common stock
Common stock issuances during the six months ended December
 31, 2023
On September 19, 2023, the Company entered into a Sales Agreement, (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”) pursuant to which the Company may offer and sell, from time to

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

time, through the Agent, as sales agent and/or principal, shares of common stock having an aggregate offering price of up to $2.85 million (the “ATM Facility”), subsequently increased to $10.9 million on December 18, 2023. From October 31, 2023, until December 31, 2023, the Company raised $2,579 in net proceeds, after deducting share issuance costs of $97, from the sale of 8,013 shares of its common stock at a weighted average price of $0.33 per share under the ATM Facility. As of December 31, 2023, the Company has collected net proceeds of $2.5 million for the issuance of 7,430 shares of common stock and the remaining $103 million of net proceeds for the issuance of 581 shares of common stock are recorded as subscriptions receivable.
During the six months ended December 31, 2023, the Company sold 400 shares of common stock at a weighted average price of $0.23 per share for total net proceeds of approximately $105 under the Purchase Agreement with Lincoln Park.
During the six months ended December 31, 2023, the Company issued 4 shares of common stock on vesting of restricted stock units during the period.
Common stock issuances during the six months ended December
 31, 2022
On August 2, 2022, the Company entered into a stock purchase agreement, dated as of August 2, 2022, (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park committed to purchase up to a maximum of $20,000 of shares of the Company’s common stock (the “Purchase Shares”). Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Lincoln Park, pursuant to which it agreed to take certain actions relating to the registration of the offer and sale of the Purchase Shares available for issuance under the Purchase Agreement. Upon execution of the Purchase Agreement, the Company issued 33 shares of common stock to Lincoln Park as a commitment fee in connection with entering into the Purchase Agreement.
Pursuant to the Purchase Agreement, the Company has the right, in its sole discretion, to present Lincoln Park with a purchase notice directing Lincoln Park to purchase up to 10 Purchase Shares provided that the closing sale price of the common stock on the purchase date is not below a threshold price set forth in the Purchase Agreement (a “Regular Purchase”). The Company and Lincoln Park may mutually agree to increase the Regular Purchase amount with respect to any Regular Purchase under the Purchase Agreement, provided that Lincoln Park’s maximum committed purchase obligation under any single Regular Purchase shall not exceed $2,000. The purchase price per share for each Regular Purchase is based on prevailing market prices of the common stock immediately preceding the time of sale as computed in accordance with the terms set forth in the Purchase Agreement. There are no upper limits on the price per share that Lincoln Park must pay for the Purchase Shares under the Purchase Agreement.
If the Company directs Lincoln Park to purchase the maximum number of shares of common stock that the Company may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, the Company may direct Lincoln Park to purchase additional shares of common stock in an “accelerated purchase” (each, an “Accelerated Purchase”) and an “additional accelerated purchase” (each, an “Additional Accelerated Purchase”) (including multiple Additional Accelerated Purchases on the same trading day) as provided in the Purchase Agreement. The purchase price per share for each Accelerated Purchase and Additional Accelerated Purchase will be based on market prices of the common stock on the applicable purchase date for such Accelerated Purchases and such Additional Accelerated Purchases.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

During the six months ended December 31, 2023, the Company received stockholder approval to issue 20% or more of its outstanding shares as of the date the Company entered into the Purchase Agreement with Lincoln Park. The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving one business day notice to Lincoln Park to terminate the Purchase Agreement.
During the six months ended December 31, 2022, the Company sold 229 shares of common stock for total net proceeds of approximately $1,903 under this Purchase Agreement.
2017 Omnibus Incentive Plan
As subsequently approved by the Company’s stockholders at an annual meeting of stockholders, on April 11, 2018, the Company’s board of directors approved the adoption of the Company’s 2017 Omnibus Equity Incentive Plan (the “2017 Plan”), as amended. The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) as well as a Restricted Stock Unit (“RSU”) award under the 2017 Plan. As approved by the Company’s stockholders on June 21, 2022, the number of common shares available under the 2017 Plan as of December 31, 2023, is 440 shares, less the number of shares of common stock issued under the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”), or that are subject to grants of stock options made, or that may be made, under the Legacy Plan, or that have been previously exercised.
The following table sets forth the aggregate information on all equity compensation plans as of December 31, 2023:

Plan (in thousands, except per share amounts)	Number of shares of common stock to be issued upon exercise of outstanding stock options and rights (a)	Weighted-average exercise price of stock options and rights $	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders - 2017 Plan(1)	236	21.16	129
Equity compensation plans not approved by security holders - Del Mar (BC) 2013 Amended and Restated Stock Option Plan	1	2,175.08	—

Totals	237	32.92	129

(1)	The Del Mar (BC) 2013 Amended and Restated Stock Option Plan refers to the Company’s previous equity compensation plan.
(2)	The balance of 91 shares of common stock available for issuance under the 2017 Plan as of December 31, 2023, is net of stock options previously exercised.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

The maximum number of shares of Company common stock with respect to which any one participant may be granted awards during any calendar year is 8% of the Company’s fully diluted shares of common stock on the date of grant (excluding the number of shares of common stock issued under the 2017 Plan and/or the Legacy Plan or subject to outstanding awards granted under the 2017 Plan and/or the Legacy Plan). No award will be granted under the 2017 Plan on, or after, July 7, 2027.
Stock options
During the six months ended December 31, 2023, a total of 89 stock options to purchase shares of common stock at an exercise price of $4.655 per share were granted to directors and officers of the Company. The 26 options granted to non-employee
directors vest pro rata monthly over 12 months commencing on December 31, 2023. The remaining 63 options granted to executive officers, employees and consultants vest as to 25% on the first anniversary of grant with the remaining portion vesting pro rata monthly thereafter over 36 months. All of the options to purchase shares of common stock granted have a
10-year
term and are subject to cancellation upon the grantees’ termination of service for the Company, with certain exceptions.
The following table sets forth changes in stock options outstanding under all plans:

	Number of stock options outstanding (in thousands)	Weighted average exercise price
Balance - June 30, 2023	198	51.71
Granted	89	4.66
Expired	(19)	140.20
Forfeited	(31)	8.26

Balance - December 31, 2023	237	32.92

The following table summarizes stock options outstanding and exercisable under all plans at December 31, 2023:

Exercise price $	Number Outstanding at December 31, 2023 (in thousands)	Weighted average remaining contractual life (years)	Number exercisable at December 31, 2023 (in thousands)
4.66	79	9.67	8
6.04	9	9.14	—
8.79	39	7.63	16
12.75 to 16.25	6	8.78	6
30.50 to 48.00	80	7.14	47
62.00 to 68.50	14	6.81	14
85.00	9	5.43	9
304.95 to 2,660.00	1	2.33	1

	237		101

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

Stock options granted during the six months ended December 31, 2023, have been valued using a Black-Scholes pricing model with the following assumptions:

December 31, 2023
Dividend rate	—%
Estimated volatility	91.40%
Risk-free interest rate	4.24%
Expected term - years	6.08
The estimated volatility of the Company’s common stock at the date of issuance of the stock options is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining term of the stock options at the valuation date. The expected term of the stock options has been estimated using the plain vanilla method.
The Company has recognized the following amounts as stock option expense for the periods noted (in thousands):

	Three months ended December 31,		Six months ended December 31,
	2023 $	2022 $	2023 $	2022 $
Research and development	24	134	93	274
General and administrative	141	302	232	680

	165	436	325	954

All of the stock option expense for the periods ended December 31, 2023, and 2022, has been recognized as additional paid in capital. The aggregate intrinsic value of stock options outstanding as well as stock options exercisable was nil as of December 31, 2023, and 2022, respectively. As of December 31, 2023, there was $603 in unrecognized compensation expense that will be recognized over the next 2.36 years.
The following table sets forth changes in unvested stock options under all plans:

	Number of Options (in thousands)	Weighted average exercise price $
Unvested at June 30, 2023	118	24.12
Granted	89	4.66
Vested	(40)	19.68
Forfeited	(31)	8.26

Unvested at December 31, 2023	136	16.33

The aggregate intrinsic value of unvested stock options at December 31, 2023, was nil (2022 - nil). The unvested stock options have a remaining weighted average contractual term of 9.00 years (2022 - 9.18).

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

Restricted stock units
During the six months ended December 31, 2023, the Company recognized a total of $85 (2022 - nil) in compensation expense related to RSUs.

Number of RSU (in thousands)
Balance - June 30, 2023	78
Issuance of restricted stock units	—
Vesting of restricted stock units	(4)
Forfeiture of restricted stock units	(8)

Balance - December 31, 2023	66

Common stock warrants
The following table sets forth changes in outstanding common stock warrants:

	Number of Warrants (in thousands)	Weighted average exercise price $
Balance - June 30, 2023	713	43.55
Expiry of warrants issued for services	(13)	89.80

Balance - December 31, 2023	700	43.12

The following table summarizes the Company’s outstanding common stock warrants as of December 31, 2023:

Description of warrants	Number (in thousands)	Exercise price $	Expiry date
2022 April Investor warrants	325	20.50	April 14, 2027
2022 Investor warrants	240	62.50	March 28, 2025
2020 Investor warrants	65	50.00	August 16, 2024
2019 Investor warrants	15	155.00	June 5, 2024
NBTS Warrants	3	54.50	June 19, 2025
Warrants issued for services	7	32.00 to 137.50	January 7, 2024 to February 25, 2024
2022 April Agent warrants	32	33.12	October 14, 2026
2022 Agent warrants	12	78.12	March 28, 2025
2019 Agent warrants	1	193.75	June 3, 2024

	700

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

Series C Preferred Stock warrants
In connection with the Series C Preferred Stock private placement, the Company issued 2,504 Series C Agent Warrants. The Series C Agent Warrants have an exercise price of $1,000 per share, provide for a cashless exercise feature, and are exercisable for a period of four years from August 19, 2020. The Series C Preferred Stock issuable upon exercise of the Series C Agent Warrants is convertible into shares of common stock in the same manner as each respective underlying series of outstanding Series C Preferred Stock and will be entitled to the same dividend rights as each respective series.
The following table sets forth changes in outstanding Series C Agent Warrants:

	Balance June 30, 2023	Number of Warrants Issued	Number of Warrants Exercised	Balance, December 31, 2023	Conversion price $
Preferred Series C-1 Agent Warrants	1,929	—	—	1,929	58.00
Preferred Series C-2 Agent Warrants	219	—	—	219	60.70
Preferred Series C-3 Agent Warrants	296	—	—	296	57.50

	2,444	—	—	2,444

The following table summarizes the Company’s outstanding Series C Agent Warrants as of December 31, 2023:

Series C Agent Warrants	Number	Conversion price $	Number of conversion shares (in thousands)	Cumulative common stock dividends (in thousands)
Series 1	1,929	58.00	33	23
Series 2	219	60.70	4	3
Series 3	296	57.50	5	4

	2,444		42	30

8	Supplementary statement of cash flows information
The Company incurred the following
non-cash
investing and financing transactions (in thousands):

	Six months ended December 31,
	2023 $	2022 $
Series C Preferred Stock common stock dividend (note 7)	173	362
Non-cash issue costs (note 7)	—	289
Subscriptions receivable (note 7)	103	—
Equipment additions reclassified from prepaid expenses	—	447
Income taxes paid	—	—
Interest paid	—	—

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

9	Financial instruments
The Company’s financial instruments are measured at fair value as determined by using the fair value hierarchy for inputs that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level one - inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level two - inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and

•	Level three - unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.
Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. As of December 31, 2023, the Company’s milestone payment liability was measured using level 3 inputs. The milestone payment liability relates to contingent milestone payments for the
REM-001
program that was acquired in the Adgero merger (note 1).

	December 31, 2023
Liability	Level 1	Level 2	Level 3
Milestone payment liability	—	—	179

$ (in thousands)
Balance - June 30, 2023	166

Change in fair value estimate	13

Balance - December 31, 2023	179

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable, and related party payables. The carrying values of cash and cash equivalents, other receivables, accounts payable and related party payables approximate their fair values due to the immediate or short-term maturity of these financial instruments.

10	Subsequent events
The Company has evaluated its subsequent events from December 31, 2023, through the date these condensed consolidated interim financial statements were issued and has determined that there are no subsequent events requiring disclosure in these condensed consolidated interim financial statements other than the items noted below.

Kintara Therapeutics, Inc.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
December 31, 2023
(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

Proceeds from the Company’s
At-The-Market
(
“
ATM
”
) facility
From January 1, 2024 until February 12, 2024, the Company raised $6,108 in net proceeds from the sale of 28,870 shares of its common stock under the ATM Facility.
Final CRO payment
On January 9, 2024, the Company paid $400 pursuant to the termination agreement with the CRO (Note 3).
Initiation of
REM-001
Clinical Study
On February 12, 2024, the Company announced the initiation of a
REM-001
15-patient
clinical trial in CMBC patients.
Opt-Out
Notice to Valent for
VAL-083
On February 13, 2024, the Company sent an
Opt-Out
Notice to Valent under the Valent Assignment Agreement whereby the Company assigned all rights, title, and interest in and to the patents for
VAL-083
to Valent. As a result, the Company granted Valent a
non-exclusive,
fully-paid, royalty-free, perpetual, worldwide and
non-transferable
license, subject to limited exceptions. The Company is entitled to receive royalties from Valent’s subsequent commercialization equal to 5% of Valent Net Sales (as defined in the Valent Assignment Agreement).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors
TuHURA Biosciences, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of TuHURA Biosciences, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.
Accounting for Reverse Recapitalization
As discussed in Note 1 of the accompanying financial statements, on October 18, 2024, the Nevada corporation formerly known as Kintara Therapeutics, Inc. (“Kintara”) consummated a merger transaction by and among Kintara, Kayak Mergeco, Inc., a Delaware corporation and direct wholly owned subsidiary of Kintara (“Merger Sub”), and TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), pursuant to which, Merger Sub merged with and into TuHURA, with TuHURA surviving as a direct wholly owned subsidiary of Kintara and the surviving corporation of the merger (the “Merger”). Immediately following the Merger, Kintara changed its name to TuHURA Biosciences, Inc. The Merger was accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), in which TuHURA was determined to be the accounting acquirer based upon the terms of the Merger and other certain factors.
We identified the accounting for the reverse recapitalization as a critical audit matter because of the complexity in the determination of the proper treatment of the transaction in accordance with U.S. GAAP, including judgments made by management to arrive at the proper conclusion. This required a high degree of auditor judgment and increased level of effort when performing audit procedures.
Our audit procedures related to the Company’s accounting for the reverse recapitalization included the following, among others:

•	Obtained the relevant agreements and compared the underlying terms and conditions to management’s analysis and supporting documentation.

•
Evaluated management’s analysis and conclusions regarding the accounting treatment of the transaction, including determination of the accounting acquirer and whether the acquiree was considered to be a business.

•	Tested the conversion of TuHURA convertible notes and preferred stock issued in connection with the reverse recapitalization.
/s/
Cherry Bekaert LLP
We have served as the Company’s auditor since 2018.
Tampa, Florida
March 31, 2025

TUH
URA
BIOSCIENCES, INC AND SUBSIDIARIES
Consolidated balance sheets
For the years ended December 31, 2024, and 2023

	December 31, 2024	December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	$12,657,178	$3,665,032
Deposits, planned business acquisition (note 1)	5,994,503	—
Other current assets	958,708	493,769

Total Current Assets	19,610,389	4,158,801
Property and equipment, net	123,366	182,170
Operating right-of-use assets	199,160	20,820
Other noncurrent assets	33,769	—

Total Assets	$19,966,684	$4,361,791

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable and accrued expenses	$5,170,166	$3,438,559
Derivative liability	—	137,000
Lease liabilities, current	159,844	20,820

Total Current Liabilities	5,330,010	3,596,379
Long-term Liabilities:
Convertible notes payable, net	—	2,324,158
Lease liability, long term	42,698	—

Total Liabilities	5,372,708	5,920,537

Stockholders’ Equity (Deficit):
Preferred Stock Series A (assumed in merger); $ 1.00 par value, 278,530 shares outstanding as of December 31, 2024	278,530	—
Preferred stock (Series A, A-1, and B) $0.001 par value; 16,912,843 authorized and outstanding as of December 31, 2023; no shares issued and outstanding as of December 31, 2024	—	16,913
Common stock, $0.001 par value, 75,000,000 shares authorized as of December 31, 2024; 42,323,759 and 12,167,679 shares issued and outstanding as of December 31, 2024 and 2023.	42,324	12,168
Additional paid in capital	125,397,691	86,887,170
Accumulated deficit	(111,124,569)	(88,474,997)

Total Stockholders’ Equity (Deficit )	14,593,976	(1,558,746)

Total Liabilities and Stockholders’ Equity (Deficit)	$19,966,684	$4,361,791

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Consolidated statements of operations
For the years ended December 31, 2024, and 2023

	Year Ended December 31,
	2024	2023
Research and development expenses	$13,335,316	$9,402,417
Acquired in-process research and development (“IPR&D”)	—	16,217,655
General and administrative expenses	4,314,176	4,144,648

Operating Loss	(17,649,492)	(29,764,720)
Other (Expense) Income:
Employee Retention Tax Credit	—	334,443
Grant income	57,627	42,466
Interest expense	(4,138,301)	(18,688)
Interest income	361,632	89,673
Change in fair value of derivative liability	(313,772)	—

Total Other (Expense) Income	(4,032,814)	447,894

Net Loss	$(21,682,306)	$(29,316,826)

Series A Preferred cash dividend	(2,089)	—
Deemed dividend on warrant modifications	(965,177)	—

Net Loss attributable to common stockholders	$(22,649,572)	$(29,316,826)

Net Loss per share, basic and diluted	$(1.21)	$(2.47)
Weighted-average shares outstanding, basic and diluted	18,662,690	11,889,193

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Consolidated statements of stockholders’ equity (deficit)
For the years ended December 31, 2024, and 2023

	Preferred Stock		Common Stock		Additional Paid in	Accumulated Equity	Total Stockholders’ Equity
	Shares	Dollars	Shares	Dollars	Capital	(Deficit)	(Deficit)
Balances at January 1, 2023	80,606,229	$8,062	45,286,589	$4,529	$71,449,521	$(59,158,171)	$12,303,941
Retroactive application of reverse recapitalization	(63,682,248)	$8,861	(37,184,819)	$3,573	$(12,434)	$—	$—
Preferred stock (Series A ratio 1.188, Series A-1 ratio of 1.132, and Series B ratio of 1.191) converted into common stock and multiplied by exchange ratio of 0.1789

Recast balances, beginning of period (applying exchange ratio to preferred and common)	16,923,981	$16,923	8,101,770	$8,102	$71,437,087	$(59,158,171)	$12,303,941
Issuance of common shares for asset acquisition	—	—	4,065,909	4,066	14,995,934	—	15,000,000
Shares repurchased	(11,138)	(10)	—	—	(24,741)	—	(24,751)
Stock compensation expense	—	—	—	—	478,890	—	478,890
Net loss	—	—	—	—	—	(29,316,826)	(29,316,826)

Balances at December 31, 2023	16,912,843	$16,913	12,167,679	$12,168	$86,887,170	$(88,474,997)	$(1,558,746)

The accompanying notes to the consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Consolidated statements of stockholders’ equity (deficit) continued
For the years ended December 31, 2024, and 2023

	Preferred Stock		Common Stock		Additional Paid in	Accumulated Equity	Total Stockholders’ Equity
	Shares	Dollars	Shares	Dollars	Capital	(Deficit)	(Deficit)
Balances at January 1, 2024	16,912,843	$16,913	12,167,679	$12,168	$86,887,170	$(88,474,997)	$(1,558,746)
Conversion of preferred stock to common stock	(16,912,843)	(16,913)	16,912,843	16,913	—	—	—
Issuance of common stock upon settlement of convertible notes	—	—	9,866,756	9,867	24,879,782	—	24,889,649
Reclassification of the derivative liability associated with the convertible notes make-whole premium	—	—	—	—	2,853,000	—	2,853,000
Common stock and preferred stock (assumed from merger) to Kintara shareholders in reverse recapitalization	278,530	278,530	1,842,920	1,843	(1,627,285)	—	(1,346,912)
Transaction costs in connection with the reverse recapitalization	—	—	—	—	(4,129,663)	—	(4,129,663)
Issuance of common shares, net of offering costs	—	—	717,322	717	4,599,283	—	4,600,000
Issuance of common shares for equity issuance and convertible notes for placement agent fees	—	—	77,798	78	443,482	—	443,560
Issuance of common shares for warrants exercised	—	—	646,580	647	1,944,118	—	1,944,765
Stock options exercised, cash and cashless	—	—	91,862	92	103,908	—	104,000
Stock compensation expense	—	—	—	—	1,958,663	—	1,958,663
Fair value of warrants associated with convertible notes payable	—	—	—	—	6,520,056	—	6,520,056
Deemed dividend on warrant modifications	—	—	—	—	965,177	(965,177)	—
Series A Preferred Stock cash dividend	—	—	—	—	—	(2,089)	(2,089)
Net loss	—	—	—	—	—	(21,682,306)	(21,682,306)

Balances at December 31, 2024	278,530	$278,530	42,323,759	$42,324	$125,397,691	$(111,124,569)	$14,593,976

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Consolidated statements of cash flows
For the years ended December 31, 2024, and 2023

	Years ended
	December 31, 2024	December 31, 2023
Cash flows from Operating activities:
Net loss	$(21,682,306)	$(29,316,826)
Adjustments to reconcile net loss to cash
used in operating activities:
Stock compensation expense	1,958,663	478,890
Depreciation and amortization	116,710	177,377
Write-off of in-process R&D	—	16,217,655
Amortization of debt discount	1,278,424	5,124
Change in fair value of derivative liability	313,772	—
Changes in operating assets and liabilities:
Other current assets	(464,938)	(1,995)
Other noncurrent assets	106,613	151,173
Accounts payable and accrued expenses	3,644,924	337,746

Net cash flows from operating activities	(14,728,138)	(11,950,856)

Cash flows from investing activities:
Cash paid for asset acquisition	—	(1,217,655)
Deposits, planned business acquisition	(5,994,503)	—
Purchase of property and equipment	(57,906)	(79,224)

Net cash flows from investing activities	(6,052,409)	(1,296,879)

Cash flows from financing activities:
Shares repurchased	—	(24,751)
Proceeds from convertible notes payable	28,568,000	2,685,000
Proceeds from issuance of common stock	5,000,000	—
Proceeds from stock options exercised	104,000	—
Proceeds from warrants exercised	1,944,765	—
Payment of offering costs associated with issuance of common stock	(300,000)	—
Payment of merger transaction costs	(3,629,663)	—
Payment of debt issuance costs	(1,117,497)	—
Payment of net liabilities assumed in reverse recapitalization	(796,912)	—

Net cash flows from financing activities	29,772,693	2,660,249

Net change in cash and cash equivalents	8,992,146	(10,587,486)
Cash and cash equivalents at the beginning of the year	3,665,032	14,252,518

Cash and cash equivalents at the end of the year	$12,657,178	$3,665,032

Supplemental non-cash activity
Shares issued and reserved for asset acquisition	$—	$15,000,000
Right-of-use asset recognized in exchange for operating lease obligations	318,722	—
Debt issuance costs not yet paid	—	242,530
Net liabilities assumed in reverse recapitalization not yet paid	550,000	—
Merger transaction costs not yet paid	500,000	—
Derivative liability associated with make-whole premium	2,402,228	137,000
Fair value of warrants associated with convertible notes payable	6,520,056	—
Deemed dividend on warrant modifications	965,177	—
Issuance of common stock for placement agent fees	443,560	—
Preferred Series A cash dividend not yet paid	2,089	—
Fair value of contingent value rights associated with reverse recapitalization	5,127,927	—
Fair value of warrants issued to financial advisor	1,642,867	—
Shares issued upon settlement of convertible notes	27,742,649	—

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023
Note
1-Description
of business
TuHURA Biosciences, Inc., a Nevada corporation (the “Company”), is a clinical stage immuno-oncology company developing novel personalized cancer vaccine product candidates designed to overcome primary resistance to immunotherapies like checkpoint inhibitors. The Company has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for
IFx-2.0,
the Company’s lead personalized cancer vaccine product candidate, as adjunctive therapy to pembrolizumab (Keytruda
®
) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve utilizing the FDA’s accelerated approval pathway. The Company is also developing novel bi-functional
antibody drug conjugates, or ADCs, targeting myeloid derived suppressor cells, or MDSCs, to modulate their immunosuppressive effects on the tumor microenvironment to overcome acquired resistance to immunotherapies and
IFx-3.0
as an innate immune agonist candidate for intravenous or autologous whole cell administration for blood related cancers.
Reverse Merger with Kintara Therapeutics, Inc.
On October 18, 2024 (the “Closing Date”), the Nevada corporation formerly known as Kintara Therapeutics, Inc. (“Kintara”) consummated a previously announced merger transaction in accordance with the terms of that certain Agreement and Plan of Merger, dated as of April 2, 2024 (the “Merger Agreement”), by and among Kintara, Kayak Mergeco, Inc., a Delaware corporation and direct wholly owned subsidiary of Kintara (“Merger Sub”), and TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), pursuant to which, Merger Sub merged with and into TuHURA, with TuHURA surviving as a direct wholly owned subsidiary of Kintara and the surviving corporation of the merger (the “Merger”). In connection with the completion of the Merger, effective on the Closing Date, Kintara effected a
1-for-35
reverse stock split (the “Reverse Stock Split”) of its common stock, par value $0.001 per share, completed the merger and changed its name to “TuHURA Biosciences, Inc.”
Under the terms of the Merger, immediately prior to the effective time of the Merger, shares of TuHURA’s preferred stock were converted into shares of TuHURA’s common stock and all of the convertible notes issued in TuHURA’s private placement (the “TuHURA Note Financing”) were converted into shares of TuHURA common stock pursuant to the terms therein. At the effective time of the Merger, (i) Kintara issued an aggregate of approximately 40,441,605 shares of Common Stock to TuHURA stockholders, based on an exchange ratio of 0.1789 (after giving effect to the Reverse Stock Split) shares of Kintara’s common stock for each share of TuHURA common stock outstanding immediately prior to the Merger, (ii) each then-outstanding TuHURA stock option was assumed and converted into an option to purchase shares of Kintara common stock subject to certain adjustments based on the exchange ratio as set forth in the Merger Agreement, and (iii) each then-outstanding warrant to purchase shares of TuHURA common stock was assumed and converted into and exchangeable based on the exchange ratio for a warrant of like tenor entitling the holder to purchase shares of Kintara common stock.
The issuance of the shares of Kintara’s common stock to the former stockholders of TuHURA was registered with the SEC on Kintara’s Registration Statement on Form
S-4
(File
No. 333-279368),
as amended.
The shares of Kintara’s common stock listed on the Nasdaq Capital Market, previously trading through the close of business on Thursday, October 17, 2024 under the ticker symbol “KTRA,” commenced trading on the Nasdaq Capital Market on a post-Reverse Stock Split adjusted basis and post-Merger basis under the ticker symbol “HURA” on Friday, October 18, 2024.
In connection with the Merger, Kintara entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Equiniti Trust Company, LLC, pursuant to which the Kintara common stock holders and

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Kintara common stock warrant holders of record as of immediately prior to the consummation of the Merger and Reverse Stock Split received one contingent value right (a “CVR”) for each outstanding share of common stock held by such stockholder (or, in the case of warrants, each share of common stock for which such warrant is exercisable into). Pursuant to the CVR Agreement, upon the achievement of (i) Kintara enrolling a minimum of ten cutaneous metastatic breast cancer patients in a study to determine whether a dose of Kintara’s
REM-001
lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of
REM-001
at the 1.2 mg/kg dose and (ii) such patients enrolled in the study complete eight weeks of follow-up,
in each case, on or before December 31, 2025, as set forth in the CVR Agreement (the holders of CVRs are entitled, in the aggregate, to receive approximately 1,539,918 shares of common stock (which gives effect to the Reverse Stock Split).
Basis of presentation
The merger was accounted for as a reverse recapitalization under which the historical financial statements of the Company prior to the Merger are the historical financial statements of the accounting acquirer, Legacy TuHURA. All share, per share and related information presented in the consolidated financial statements and notes prior to the Merger has been retroactively adjusted to reflect the Exchange Ratio and Reverse Stock Split for all periods presented. See note 6 - Merger with Kintara Therapeutics.
Plan of merger with Kineta, Inc.
On December 11, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement” or “Proposed Transaction”) by and among Kineta, Inc., a Delaware corporation (“Kineta”), Hura Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of TuHURA (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of TuHURA (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact
of the stockholders of Kineta (the “Stockholders Representative”). Each capitalized term used herein but not otherwise defined has the meaning given to it in the Merger Agreement.
Pursuant to the terms of the Merger Agreement, among other things and subject to the terms and conditions set forth therein, Merger Sub I will (a) merge with and into Kineta (the “First Merger”), with Kineta being the surviving corporation of the First Merger, also known as the “Surviving Entity”; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers” ), with Merger Sub II being the surviving company of the Second Merger, also known as the “Surviving Company.” The Mergers are intended to qualify as a tax-free
reorganization for U.S. federal income tax purposes.
The Registration Statement on
S-4
for the planned merger was filed with the SEC on February 7, 2024.
Merger Consideration
Under the terms of the merger agreement, upon the completion of the Proposed Transaction, Kineta stockholders will receive their pro rata share (based on the number of Kineta fully diluted shares held by them) of aggregate merger consideration consisting of a combination of cash and shares of TuHURA common stock. The cash component of the aggregate merger consideration will be a base cash amount of $9,005,000 (consisting of a value of $15,000,000 minus the $5,995,000 advanced to Kineta under the Exclusivity and Right of First Offer Agreement, or “Exclusivity Agreement”) less the sum of Kineta’s working capital deficit at the closing of the Proposed Transaction and any working capital loans made by TuHURA to Kineta between the signing of the

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

merger agreement and closing of the Proposed Transaction. The share component of the aggregate merger consideration will consist of an aggregate of up to approximately 3,476,568 shares of TuHURA common stock, subject to a six-month
holdback of approximately 869,142 of such shares to satisfy certain additional liabilities of the closing date that may be identified after the closing. As additional merger consideration, Kineta stockholders will be entitled to receive their pro rata share of certain payments that Kineta may receive after the closing from the potential pre-closing
sale by Kineta of certain
non-KVA12123
products and technologies.
In connection with the merger agreement, TuHURA and Kineta entered into a Clinical Trial Funding Agreement under which TuHURA agreed to continue to fund clinical trial expenses for KVA12123 in an amount of up to $900,000, which may be increased upon mutual agreement. The merger agreement also provides that Kineta may request the extension of up to $2,000,000 in working capital loans from TuHURA, $1,750,000 of which will be contingent on the completion of a financing transaction by TuHURA.
The merger agreement has been unanimously approved by the boards of directors of both companies and is subject to Kineta stockholder approval. The completion of the Proposed Transaction is also subject to the satisfaction or waiver of certain other conditions, such as the approval by TuHURA’s stockholders of an increase in the number of authorized shares of TuHURA common stock, Kineta’s working capital deficit not exceeding $6,000,000 at the time of closing, the effectiveness of a registration statement on Form
S-4
registering the shares of TuHURA common stock issuable to the Kineta stockholders in the Proposed Transaction, and other customary closing conditions. The Proposed Transaction is currently expected to close in the first quarter of 2025.
Other Terms of the Merger Agreement
The Merger Agreement contains customary representations, warranties and covenants made by Kineta and TuHURA, including covenants relating to obtaining the requisite approvals of the stockholders of Kineta and TuHURA, indemnification of directors and officers and Kineta’s and TuHURA’s conduct of their respective businesses between the date of signing of the Merger Agreement and the Closing. The parties have agreed to use reasonable best efforts to take all actions necessary to consummate the Mergers, including for Kineta to hold a meeting of its stockholders to vote on proposals related to the Mergers and for TuHURA to hold a meeting of its stockholders to vote on a proposal to increase the authorized shares of TuHURA to 200,000,000 shares of TuHURA Common Stock. The representations and warranties in the Merger Agreement will not survive the Closing.
July 2024 Private Placement
In connection with the Company’s entrance into the Exclusivity Agreement, on July 3, 2024, the Company completed a private placement of its common stock to an existing investor under which the investor paid $5.0 million in exchange for 717,321 shares of the Company’s common stock and a 1.5% royalty right on certain future sales by the Company of products based on Kinteta’s KVA12123. The proceeds received from the Company’s July 2024 private placement were used to fund the Exclusivity Payment due to Kineta pursuant to the Exclusivity Agreement.
Note
2-Summary
of significant accounting policies
Basis for Consolidation -
The consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in United States dollars. The functional currency of the Company and each of its subsidiaries is the United States dollar.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero Biopharmaceuticals Holdings Inc., Adgero Biopharmaceuticals, Inc., Veterinary Oncology Services, and TuHURA (Delaware). All intercompany balances and transactions have been eliminated in consolidation.
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below and have been consistently applied to all periods presented.
Accounting Estimates
- The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect various amounts reported in consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Merger Transaction Costs
- Deferred offering costs consist of direct legal, accounting, and other fees and costs directly related to the Merger with Kintara (See note 1 and note 6). The Company capitalized merger transaction costs and recorded as a direct reduction of stockholders’ equity.
Property and Equipment
- Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five
to seven years). Leasehold improvements are amortized straight-line over the shorter of the lease term or the estimated useful life of the asset
. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was recorded for the years ended December 31, 2024 and 2023.
Lease Accounting
- The Company recognizes
right-of-use
lease assets and corresponding liabilities arising from leasing activities over the requisite lease period.
Income Taxes
- Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. In December 2023, the FASB issued ASU
No. 2023-09,
Income Taxes (
Topic 740
), which enhances the income tax disclosure requirements for public entities on an annual basis. Under ASU
2023-09,
public entities will be required to disclose in their rate reconciliation, on an annual basis, both percentages and amounts in their reporting currency for certain categories in a tabular format, with accompanying qualitative disclosures. The amendments in ASU
2023-09
are effective fiscal years beginning after December 31, 2024, and early adoption is permitted. The Company does not believe that the adoption of ASU
2023-09
will have a material impact on its consolidated financial statements.
Grant Income
- In April 2021, the Company received approval from the Department of Health and Human Services for a $400,000 grant. The grant was to conduct research for a low-cost
topical immunotherapy formulation suitable for treating cervical cancer in low and middle-income countries and low resource settings in the U.S. Additionally, the Company assumed in the reverse merger a $2,000,000 Business Innovation Research grant, a two year grant that was initiated in June 2023 and set to expire in June 2025, to support the clinical development of
REM-001
for the treatment of CMBC and had a remaining balance of $900,000 as of the merger date. For the years ended December 31, 2024 and 2023, the Company recognized $58,000 and $42,000 of grant income in the consolidated statements of operations.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Research and Development Expenses
- Research and development consists of expenses incurred in connection with the discovery and development of product candidates. The Company expenses research and development costs as incurred.
Acquired
In-Process
Research and Development -
Acquired
in-process
research and development expenses consist of existing research and development projects at the time of the acquisition. Projects that qualify as IPR&D assets represent those that have not yet reached technological feasibility and had no alternative future use, which resulted in a write-off
of these IPR&D assets to acquired
in-process
research and development expenses in our consolidated statements of operations.
Concentration of Credit Risk
- The Company maintains cash balances in domestic financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2024, the uninsured portion of cash held by the Company was approximately $11,727,000.
Fair Value of Financial Instruments
- ASC 820, Fair Value Measurement, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.
ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•
Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. See Note 5 for more information related to the Company’s Level 3 fair value measurement.
The carrying values reported in the Company’s balance sheets for cash and cash equivalents, other current assets, accounts payable, and accrued expenses are reasonable estimates of their fair values due to the short-term nature of these items.
Derivative Financial Instruments -
The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. The Company accounts for

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

certain make-whole features that are associated with convertible notes as derivative liabilities at fair value and adjusts the instruments to their fair value at the end of each reporting period. Derivative financial liabilities are initially recorded at fair value, with gains and losses arising from changes in the fair value recognized in other income (expense) in the accompanying consolidated statements of operations for each reporting period while such instruments are outstanding. The embedded derivative liabilities are valued using a probability-weighted expected return method (“PWERM”). The critical inputs used to value the PWERM are a discount rate, the estimated make-whole interest payments for various settlement scenarios and the probability of each settlement scenario. If the Company repays the noteholders or if, during the next round of financing, the noteholders convert the debt into equity, the derivative financial liabilities will be de-recognized
and reclassified to the consolidated statements of stockholders’ (deficit) equity on that date. Derivative instrument liabilities are classified in the balance sheet as current or non-current
based on whether
net-cash
settlement of the derivative instrument could be required within 12 months of the balance sheet date.
Debt Discount and Debt Issuance Costs
-
Debt issuance costs are deferred and presented as a reduction to the convertible note payable. The initial fair value of the derivative liability on the make-whole premium is treated as a debt discount. Debt discount and debt issuance costs are amortized using the effective interest rate method over the term of the convertible promissory note. Amortization of debt discount and debt issuance costs are included within interest expense in the consolidated statements of operations.
Warrants -
The Company has issued warrants to investors on debt and equity raises and for services provided by non-employees.
In accordance with ASC Topic
470-20-25,
when the Company issues debt with warrants, the Company treats the warrants as a debt discount, recorded as a contra-liability against the debt, and amortizes the balance over the life of the underlying debt as amortization of the discount as interest expense in the statements of operations. The offset to the contra-liability is recorded as additional paid-in
capital in the Company’s balance sheets if the warrants on the debt are not treated as a derivative or as liability warrants. The Company determines the fair value of the warrants at issuance using the Black-Scholes option pricing model.
Stock Compensation Expense
- The Company accounts for stock-based awards to employees and nonemployees using the fair value-based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation. Fair value of each common stock option is estimated on the date of grant using the Black-Scholes valuation model. The Black-Scholes model uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatility is based on historical volatility of a peer group’s common stock and other factors estimated over the expected term of the options. The expected term of the options granted is derived using the “simplified method” which computes expected term as the average of the sum of the average vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield.
Common Stock Valuation
- We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. Prior to our shares trading on the Nasdaq Capital Markets on October 18, 2024, the fair value of the common stock underlying our equity awards
was determined on each grant taking into account input from management and the pricing offered in our equity raises. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our preferred stock relative to those of our common stock.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Business Combinations and Asset Acquisitions
- We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, and liabilities assumed be recorded at the date of acquisition at their respective fair values if the acquisition meets the definition of a business combination. If the acquisition does not meet the definition of a business combination, then it is accounted for as an asset acquisition and the purchase consideration is allocated to the acquired assets.
ASC 805, Business Combinations, provides a model for determining whether an acquisition represents a business combination. In order to be a business, the integrated set of activities of the acquired entity needs to have an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired entity must also pass the “Screen Test” which involves determining whether the acquisition represents an in-substance
asset acquisition based on whether the fair value of the gross assets acquired is “substantially all” concentrated in a single asset or group of similar assets. This evaluation excludes certain acquired assets such as cash, deferred taxes, and goodwill associated with deferred taxes, but includes all other gross assets, including any consideration transferred in excess of the identified assets.
Segment data -
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
. ASU
2023-07
updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company has adopted ASU
2023-07,
and the guidance did not have a material impact on the Company’s consolidated financial statements. The Company operates in one reportable segment, which includes all activities related to advancing therapies for cancer treatment. The determination of a single reportable segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (CODM), which is its chief executive officer
, who reviews and evaluates consolidated net loss for purposes of assessing performance, making operating decisions, allocating resources and planning and forecasting for future periods. The measure of segment assets is reported on the balance sheet as total assets. There is no segment revenue for the years ended December 31, 2024, and 2023. The accounting policies of the cancer treatment segment are the same as those described in the summary of significant accounting policies. All tangible assets are held in the United States.
Net loss per share
- Basic net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the Company has reported net losses for each period presented.
Note
3-Liquidity
and management’s plans
The Company has been engaged in research and development activities related to ImmuneFx, the Company’s patented product, which will require additional investment until revenue-generating activities can begin.
The Company has historically incurred negative cash flows from operations.
For the year ended December 31, 2024, the Company incurred $14.7 million of negative cash flows from operations. The Company has approximately $12.7 million of cash and cash equivalents on hand at December 31, 2024. The Company expects that its existing capital resources, including anticipated payment of the Warrant Exercise Notes (as defined and described in Note 15 below), will be sufficient to fund the Company’s planned future operations into the late fourth quarter of 2025.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

The Company expects to raise cash through the sale of preferred shares, common shares, debt issuances, obtaining grants, or commercial partnerships. However, there can be no assurance that any fundraising will be achieved or on commercially reasonable terms, if at all. As such, there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from date that the financial statements were available to be issued.
Note
4-Net
loss per share
Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Years Ended December 31,
	2024	2023
Numerator:
Net loss attributable to common stockholders	$(22,649,572)	$(29,316,826)
Denominator:
Weighted-average common shares outstanding - basic and diluted	18,662,690	11,889,193

Net loss per share attributable to common shareholders - basic and diluted	$(1.21)	$(2.47)

Common stock warrants in the amount of 279,029 issued to our financial advisor, H.C. Wainwright & Co., LLC, were not outstanding as common shares as of December 31, 2024, however included in the weighted-average common shares outstanding - basic and diluted as if they were considered outstanding.
The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. For the years ended December 31, 2024 and 2023, the Company excluded the following potential common shares from the computation of diluted net loss per share attributable to common stockholders for the period because including them would have had an anti-dilutive effect:

	As of December 31,
	2024	2023
Preferred Series A (as converted)	—	7,053,338
Preferred Series A-1 (as converted)	—	4,500,142
Preferred Series B (as converted)	—	5,359,363
Convertible Notes (as converted)	—	847,670
Stock options issued and outstanding	6,403,818	2,781,064
Unvested restricted stock units	114	—
Warrants	10,609,855	8,083,775

Total	17,013,787	28,625,352

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Note
5-Fair
value measurements
The following tables present information about financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Derivative Liability	$—	$—	$137,000	$137,000

Total Liabilities	$—	$—	$137,000	$137,000

There were no transfers between the Level 1, Level 2 or Level 3 categories during the years ended December 31, 2024 and 2023.
Derivative Liability
The following table presents activity for the Derivative Liability that were measured at fair value using significant unobservable Level 3 inputs during the years ended December 31, 2024 and, 2023:

Derivative Liability
Balance as of January 1, 2023	$—
Additions (make-whole provision in convertible notes agreement)	137,000
Change in fair value	—

Balance as of December 31, 2023	$137,000

Additions (make-whole provision in convertible notes agreement)	2,402,228
Change in fair value	313,772
Reclassification to additional paid-in capital	(2,853,000)

Balance as of December 31, 2024	$—

Note 6 - Merger with Kintara Therapeutics
Under the terms of the Merger, immediately prior to the effective time of the Merger, shares of the Company’s preferred stock were converted into shares of Company common stock and all of the Notes issued by the Company were converted into shares of Company common stock pursuant to the terms therein. At the effective time of the Merger, (i) Kintara issued an aggregate of approximately 40,441,605 shares of its common stock to Company stockholders, based on an exchange ratio of 0.1789 (after giving effect to the Reverse Stock Split) shares of Kintara’s common stock for each share of Company common stock outstanding immediately prior to the Merger, (ii) each then-outstanding Company stock option was assumed and converted into an option to purchase shares of Kintara common stock subject to certain adjustments based on the exchange ratio as set forth in the Merger Agreement, and (iii) each then-outstanding warrant to purchase shares of Company Common Stock was assumed and converted into and exchangeable based on the exchange ratio for a warrant of like tenor entitling the holder to purchase shares of Kintara common stock.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

The Merger is accounted for as a reverse recapitalization. Immediately after the merger, there were 42,032,165 shares of the Company’s common stock outstanding. The following table shows the net liabilities assumed in the merger:

October 18, 2024
Cash and cash equivalents	$70,097
Prepaid and other assets	370,030
Accounts payable and accrued expenses	(1,787,039)

Total net liabilities assumed	(1,346,912)
Plus: merger transaction costs	(4,129,663)

Total net liabilities assumed plus merger transaction costs	$(5,476,575)

Accounting treatment on the Contingent Value Rights “CVR” agreement
Based on management’s analysis, the CVRs were identified as freestanding financial instruments and determined to be indexed to Kintara’s own stock, as they are to be settled in Kintara Common Stock. Further, the CVR financial instruments are not mandatorily redeemable as the instruments do not require Kintara to redeem them for cash or other assets at a fixed or determinable date, or upon an event that is certain to occur and the CVRs do not represent an unconditional obligation requiring Kintara to redeem the instruments. The CVRs do not represent outstanding shares of Kintara Common Stock, and the CVRs do not obligate Kintara to buy back some or all of its shares. As such, the CVRs are not precluded from being classified within equity. Given the CVRs are initially being recorded within Equity, if the CVR Milestone were to be achieved, the Company would issue additional Common Stock, thereby resulting in a reclass of the CVRs from Additional paid-in
capital-CVRs to Common Stock and Additional
paid-in
capital. As a result, the accounting for the CVR is determined to have zero net effect on total equity within the consolidated balance sheet as of December 31, 2024.
Note
7-Other
current assets
Other current assets consist of the following as of December 31, 2024, and 2023:

	December 31, 2024	December 31, 2023
Employee Retention Tax Credit	$214,699	$334,443
NIH Grant Receivable	222,702	—
Clinical trial deposit	204,955	—
Other current assets	316,352	159,326

	$958,708	$493,769

Note
8-Property
and equipment, net
Property and equipment, net consists of the following as of December 31, 2024, and 2023:

	December 31, 2024	December 31, 2023
Furniture and fixtures	$170,607	$170,607
Leasehold improvements	544,629	544,628
Machinery and office equipment	1,423,183	1,365,277
Software	72,394	72,394

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

	December 31, 2024	December 31, 2023
	2,210,813	2,152,906
Less accumulated depreciation and amortization	(2,087,447)	(1,970,736)

	$123,366	$182,170

Depreciation and amortization of property and equipment totaled approximately $117,000 and $177,000 for the years ended December 31, 2024, and 2023, respectively.
Note
9-Accounts
payable and accrued expenses
Accounts payable and accrued expenses consist of the following as of December 31, 2024, and 2023:

	December 31, 2024	December 31, 2023
Trade accounts payable	$3,152,816	$1,866,762
Accrued compensation	1,161,650	1,415,397
Other accrued expenses	855,700	156,400

	$5,170,166	$3,438,559

Note
10-Convertible
promissory notes
On various dates beginning on December 11, 2023 through September 18, 2024, the Company completed a private placement in which the Company issued Convertible Promissory Notes (the “Notes”) with various entities at various amounts for an aggregate of $31,253,000. The Notes bear interest at a rate of twenty percent (20%) per annum and were scheduled to mature on the second anniversary of the issuance date. In addition, the investors in the private placement also received common stock purchase warrants (the “2024 Warrants”) in the event they subscribe to purchase Notes in the aggregate principal amount of more than $4.0 million or more, with such number of 2024 Warrants being equal to 50% of the aggregate principal amount of the Note purchased divided by $3.80. The 2024 Warrants related to these Notes have an exercise price of $5.70 per share and expire three years from the date of issuance. On October 18, 2024, under automatic conversion features upon the occurrence of a reverse public merger transaction, the convertible notes payable converted to common stock and the derivative liability was reclassified to additional paid-in
capital.
Conversion feature under reverse public merger transaction
Under a reverse public merger transaction, the Notes convert at the sum of (a) the outstanding principal balance and unpaid accrued interest at the time of the transaction, plus (b) a Make-Whole Amount premium, defined in the Notes as additional interest to be incurred until the next period end date as defined in the Notes, divided by a conversion price equal to $3.80. Upon closing of the merger on October 18, 2024, the Notes were converted into shares of common stock.
The Company evaluated the terms of the Notes for embedded conversion features in accordance with ASC
815-15-25
and determined that the conversion features meet the definition of an embedded derivative liability that is required to be bifurcated from the host instrument and measured at fair value, with subsequent changes in fair value recognized in the consolidated statement of operations. Management used a scenario-based analysis to estimate the fair value of the bifurcated embedded derivative liability at issuance of the Notes. The Company recognized debt discount of $2,539,227 upon issuance of the notes. See note 5 on the fair value of the derivative liability.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Warrants issued in connection with convertible notes
The 2024 Warrants were identified as freestanding financial instruments and determined to be indexed to the Company’s own stock. Further, the 2024 Warrants were not precluded from being classified within equity. As such, the proceeds received upon issuing the Notes were first allocated to the fair value of the bifurcated embedded derivative with the remainder allocated to the debt host instrument and 2024 Warrants (within additional paid in capital) on a relative fair value basis. Subsequent fair value measurement is not required as long as the instrument continues to be classified in equity. The Company determined that the fair value of the 2024 Warrants in connection with Notes issued amounted to $6,520,056 and recognized as a debt discount with an offset to additional paid in capital.
Convertible notes and debt discount
Convertible notes issued (including accrued interest) outstanding, and converted are as follows:

Convertible notes payable
Balance as of January 1, 2023	$—
Issuance of convertible notes payable	2,685,000
Interest expense	13,564

Balance as of December 31, 2023	$2,698,564

Issuance of convertible notes payable	28,568,000
Interest expense	2,859,878
Converted to common stock	(34,126,442)

Balance as of December 31, 2024	$—

Debt discount related to the convertible notes are as follows:

Debt discount
Balance as of January 1, 2023	$—
Debt issue costs	(242,530)
Debt discount associated with make-whole features recognized	(137,000)
Amortized to interest expense	5,124

Balance as of December 31, 2023	$(374,406)

Debt issue costs	(1,218,525)
Debt discount associated with make-whole features recognized	(2,402,228)
Debt discount associated with warrants recognized	(6,520,058)
Amortized to interest expense	1,278,424
Reclassified to additional paid-in capital upon conversion of convertible notes payable	9,236,793

Balance as of December 31, 2024	$—

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Note
11-Income
taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes relate to differences between the basis of assets and liabilities for financial and income tax reporting which will be either taxable or deductible when the assets or liabilities are recovered or settled.
The components of the provision for income taxes are as follows:

	2024	2023
Current provision
Federal	—	—
State	3,768	—

Total current provision	3,768	—

Deferred provision
Federal	—	—
State	—	—

Total current provision	—	—

Total provision for income taxes	3,768	—

For the years ended December 31, 2024 and 2023, the loss before income taxes was $21.7 million and $29.3 million, respectively. The Company had an effective tax rate of
-0.02%
and 0.00% for the years ended December 31, 2024 and 2023, respectively. The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2024 and 2023 were as follows

	2024	2023
U.S. statutory rate	21.00%	21.00%
State taxes, net of federal	4.33%	4.35%
Change in valuation allowance	1.65%	-26.72%
Return to provision - 2023 Tax Free Reorganization	-18.89%	0.00%
Return to provision—Other	-0.46%	0.00%
R&D Credit	-1.65%	1.22%
Other permanent differences	-6.00%	0.15%

Effective tax rate	-0.02%	0.00%

The Company made an acquisition in 2023. The transaction was complex and when preparing the tax provision for the year ended December 31, 2023, the Company made the assumption that the acquisition was taxable asset acquisition for US federal income tax purposes when preparing its initial estimates. The Company booked a deferred tax asset for the intangible tax basis assumed to be acquired in a deemed asset acquisition of $16.2 million which would have been amortized over the next 15 years. After further analysis of the complex transaction, it was determined that the acquisition met the criteria of a tax free reorganization under Section 368(a) and was not a taxable asset acquisition. Therefore, the Company filed its 2023 income tax returns to correctly reflect the acquisition as a tax free reorganization and the temporary book-to-tax
difference for intangible tax basis estimate was reclassified a permanent adjustment of $16.1 million (net of carryover tax basis). This resulted in a
-18.89%
impact to the Company’s effective tax rate for the tax year ended December 31, 2024.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

The components for the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2023, were as follows:

	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$25,098,126	$11,143,664
Stock compensation expense	2,467,541	589,118
Accrued payroll	294,420	358,732
Section 174 R&D	6,172,416	3,505,667
Intangible assets	26,272	3,909,369
Lease liability	51,334	5,277
Depreciation	94,926	46,960
Capital loss carryforward	10,889,722	—
R&D credits	1,451,300	1,808,131

Total gross deferred tax assets	$46,546,057	$21,366,918
Less valuation allowance	(46,494,883)	(21,301,471)

Net deferred tax assets	$51,174	$65,447

Deferred tax liabilities
Debt discount	$—	$(60,170)
Accrued expense	(697)	—
ROU asset	(50,477)	(5,277)

Total deferred tax liabilities	$(51,174)	$(65,447)

Total deferred tax assets / (liabilities)	$—	$—

The Company has Federal and State net operating loss (“NOLs”) carryforwards of approximately $102.8 million and $69.1 million, respectively, as of December 31, 2024 and 2023. $33.3 million in federal NOLs were generated in tax years beginning prior to January 1, 2018 and can be deducted at 100% of income, some of these NOLs start to expire in 2025. The remaining Federal NOLs of $69.5 million were generated in tax years beginning on or after January 1, 2018 and have an infinite carryforward period but are subject to 80% deduction limitation based upon pre-NOL
deduction taxable income. State NOLs generated have various expiration rules and dates with the first amount of NOLs expiring in 2025.
The utilization of the Company’s net operating loss carryforwards and research tax credit carryovers could be subject to annual limitations under Section 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and similar state tax provisions, due to ownership change limitations that may have occurred previously or that could occur in the future. These ownership changes limit the amount of net operating loss carryforwards and other deferred tax assets that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383 of the Code, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percent points over a three-year period.
The acquisition of Kintara by TuHURA Delaware caused an ownership change with respect to the Kintara net operating losses. The Company is in the process of determining what the Section 382 limitation is with respect to the Kintara net operating losses for this ownership change and any prior ownership changes that will limit the Company’s ability to utilize the net operating losses under Section 382. The Company may also make an election to forgo the acquisition of a certain amount of these net operating losses. Since there is a full

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

valuation allowance against the net operating losses, the Company will keep the gross amount of net operating losses with a full valuation allowance until a future date when it is relevant and the Company can better assess the gross amount of Kintara net operating losses that are available subject to Section 382. Due to the full valuation allowance, a Section 382 Analysis is not relevant at this time.
The Company has not completed an analysis of an ownership change under Section 382 of the Code with respect to TuHURA Delaware. The Company understands due to multiple rounds of financing and debt conversions to equity, there may have been an ownership change under Section 382. The Company plans to perform a Section 382 Analysis in the future when it is relevant. Due to the full valuation allowance, a Section 382 Analysis is not relevant at this time.
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2024 and 2023.
There was income tax expense for the years ended December 31, 2024 and 2023 of $3,768 and $0, respectively.
Note
12-Stockholders’
equity
Immediately prior to the closing of the Merger, all outstanding shares of Company preferred stock were converted into shares of Company common stock (which were converted into shares of Kintara common stock in the Merger), and upon completion of the merger, all warrants of the Company were converted into warrants to purchase Kintara common stock. All outstanding shares of the Company’s Preferred Stock were converted into 16,912,843 shares of common stock.
As of December 31, 2024, the Company had two classes of stock defined in its Amended and Restated Articles of Incorporation (the “Articles).
Common Stock -
The Company is authorized to issue up to 75,000,000 shares of Common Stock based on the Articles. Holders of common stock are entitled to one vote for each share of common stock. As of December 31, 2024, there were 42,323,759 shares of common stock outstanding, of which 4,730 are unregistered shares of warrants exercised after the merger.
Preferred Stock -
The Company is authorized to issue up to 5,000,000 shares of Preferred Stock based on the Articles.
The historical Kineta Series A Preferred Stock were assumed from the merger and outstanding and have a stated value of $278,530 as of December 31, 2024.
Warrants -
The following table summarizes the Company’s outstanding common stock warrants as of December 31, 2024.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

	Outstanding	Weighted average exercise price	Expiration dates
Historical TuHURA common stock warrants	10,592,387	$4.16	February 2025 to August 2029
Historical Kintara common stock warrants	17,468	$1,362.41	March 2025 to April 2027
2024 common stock warrants issued to financial advisor	297,029	$0.01	April 2027
Warrant modification
In August 2024, the Company extended the exercise period of its common stock purchase warrants issued in connection with Legacy TuHURA Series A Preferred Stock (the “Series A Warrants”) for an additional six months, with a new expiry date of February 12, 2025. There were no other changes in the terms of the Series A Warrants. As a result, a deemed dividend to the holders of the Series A Warrants in the amount of $965,177 was recorded as an increase in the net loss attributable to the common stockholders for the year ended December 31, 2024. The incremental value associated with the warrant modification was determined using a Black-Sholes pricing model using the original terms of the warrants and the modified terms of the warrants and the following assumptions: expected term of approximately 0.1 - 0.6 years, dividend yield of 0.0%, volatility of 75%
-112%,
and a risk free rate of 5.4% to 5.5%.
Financial advisor warrants
There were 297,029 warrants issued to our financial advisor, H.C. Wainwright & Co., LLC., related to merger transaction costs in connection with the reverse merger with Kintara. The warrants are considered “penny” warrants and are considered common stock outstanding as of December 31, 2024 (see note 4). The accounting for the warrants is determined to have zero net effect on total equity as of December 31, 2024. The fair value associated with the warrants was determined using Black-Sholes pricing model using the terms of the agreement and the following assumptions expected term of approximately 2.4 years, dividend yield of 0.0%, volatility of 120.4% and a risk free rate of 4.15% resulting in an estimated valuation of approximately $1,600,000.
Warrants exercised
There were 641,850 warrants that were exercised in August and September 2024 and 4,730 warrants that were exercised in December 2024 with proceeds in the amount of $1,944,765. All outstanding warrants entitled the holder thereof to purchase one shares of Company common stock.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Note
13-Stock
option plans
Stock options
The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant. The assumptions employed in the calculation of the fair value of share-based compensation expense were calculated as follows for all periods presented:

	2024	2023
Common stock fair value	$4.76	$3.69
Risk free interest rate	4.10% - 4.35%	4.05% -4.89%
Expected dividend yield	0%	0%
Expected term	6.0 years	4.9 years
Expected stock volatility	100.1%—103.0%	91.9%—99.7%
Below is a summary of stock option activity for the year ending December 31, 2024:

	Number of options	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at December 31, 2023	2,781,064	$2.97	4.43 years
Options assumed from Kintara upon merger closing	6,345	$1,074.40	6.91 years
Forfeited and cancelled	(249,961)	$3.53
Exercised	(180,689)	$2.66
Granted	4,047,059	$4.76

Outstanding at December 31, 2024	6,403,818	$5.11	7.44 years
Exercisable at December 31, 2024	2,270,626	$5.83	3.30 years
Options outstanding had an intrinsic value of $5,494,000 and $1,964,000 as of December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, there was $14,300,000 of unrecognized stock compensation, which will be recognized over the next three years.
Restricted Stock units
Restricted stock units “RSU” were assumed from the merger issued to the former Chief Executive Officer and currently is a board of director for the Company and 57 RSU will vest in June 2025 and June 2026. The table below summarizes activity related to RSUs.

Number of RSU
Restricted stock units assumed from Kintara upon merger closing	114
Vesting of restricted stock units	—

Balance as of December 31, 2024	114

The remaining RSUs assumed from the Kintara merger will vest on August 1, 2025 and August 1, 2026 and such shares are not accounted for until they vest.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Stock compensation expense
Total stock-based compensation expense was allocated as follows:

	2024	2023
General and administrative	$843,111	$300,986
Research and development	1,115,552	177,904

Total stock-based compensation expense	$1,958,663	$478,890

Note
14-Commitments
and contingencies
Lease Commitments
- The Company leases facilities under
non-cancelable
operating leases for the laboratory and offices in Tampa, Florida. The current lease expires in February 2026.
Future minimum lease payments under these leases are as follows:

Year ending December 31, 2025	$172,931
Year ending December 31, 2026	43,411
Interest portion of right of use liability	(13,800)

Operating lease liabilities	$202,542

Total lease expense was approximately $163,000 and $126,000 for the years ended December 31, 2024 and 2023, respectively.
Cash paid for amounts included in the measurement of lease liabilities was approximately $160,000 and $126,000 for the years ended December 31, 2024 and 2023.
For the current lease, the weighted-average lease term is 1.25 years and 2.25 years and the weighted average discount rate is 10.0% as of December 31, 2024 and 2023
Employment Agreements
- In March 2024, the Company signed a consulting agreement with an entity owned by the former CEO and President and paid approximately $243,000 and $555,000 for the years ended December 31, 2024 and 2023. In May 2023, and amended in March 2024, and in November of 2024, the Company signed employment agreements with the CEO and CFO.
Future minimum payments under these employment and consulting agreements are as follows:

Year ending December 31, 2025	$949,000
Year ending December 31, 2026	874,000

$1,823,000

Note
15-Subsequent
events
Subsequent events -
The Company has evaluated subsequent events through March 31, 2025 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

TUHURA BIOSCIENCES, INC AND SUBSIDIARIES
Notes to the consolidated financial statements
For the years ended December 31, 2024, and 2023

Payments to Kineta
The Company made payments to Kineta in the amount of $851,809 under the clinical trial funding agreement and $250,000 in working capital loans.
Warrants exercised
There were 173,268 warrants that were exercised through March 31, 2025, with proceeds in the amount of $
504,711
. All exercised warrants entitled the holder thereof to purchase one share of Company common stock. The warrant shares are “restricted securities” within the meaning of federal securities laws.
Note receivable to shareholders in connection with warrants exercised
On February 12, 2025, four holders (the “Makers”) of common stock purchase warrants (the “Warrants”) of the Company made and issued to the Company secured promissory notes (the “Warrant Exercise Notes”) in the aggregate principal amount of $3,011,373 as payment of the exercise price of an aggregate of 1,034,836 Warrants held by the Makers. The Makers were comprised of KP Biotech Group, LLC, CA Patel F&F Investments, LLC, Dr. Kiran C. Patel and Donald Wojnowski. Upon the exercise of the Warrants, the Company issued to the Makers an aggregate of 1,034,836 Warrant Shares, all of which are “restricted securities” within the meaning of the federal securities laws. The Warrant Exercise Notes are due and payable on May 30, 2025. In the event that a Note is not paid in full by the Maturity Date, the interest rate on the Notes increases to 18% per annum.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kineta, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kineta, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP
New York, New York
March 6, 2025

We have served as the Company’s auditor since 2022.

KINETA, INC.

Consolidated Balance Sheets

(in thousands)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash	$634	$5,783
Restricted cash	4	75
Prepaid expenses and other current assets	381	119

Total current assets	1,019	5,977
Operating right-of-use asset	—	472
Rights from Private Placement	—	3,832

Total assets	$1,019	$10,281

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,901	$3,694
Accrued expenses and other current liabilities	2,361	2,211
Exclusivity Payments and advances	5,995	—
Notes payable, current portion	629	620
Operating lease liability, current portion	—	547

Total current liabilities	12,886	7,072
Notes payable, net of current portion	—	150

Total liabilities	12,886	7,222
Commitments and contingencies (Note 6)
Stockholders’ Equity (Deficit):
Common stock, $0.001 par value; 125,000 shares authorized as of December 31, 2024 and December 31, 2023; 12,265 and 10,397 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	12	10
Additional paid-in capital	170,878	168,669
Accumulated deficit	(182,921)	(165,789)

Total stockholders’ equity (deficit) attributable to Kineta, Inc.	(12,031)	2,890
Noncontrolling interest	164	169

Total stockholders’ equity (deficit)	(11,867)	3,059

Total liabilities and stockholders’ equity (deficit)	$1,019	$10,281

See the accompanying notes to the consolidated financial statements.

KINETA, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,
	2024	2023
Revenues:
Licensing revenues	$—	$5,000
Collaboration revenues	—	442

Total revenues	—	5,442
Operating expenses:
Research and development	5,387	9,023
General and administrative	8,145	12,142

Total operating expenses	13,532	21,165

Loss from operations	(13,532)	(15,723)

Other (expense) income :
Interest income	111	325
Interest expense	138	(337)
Change in fair value of rights from Private Placement	(3,832)	1,582
Change in fair value measurement of notes payable	(9)	(22)
Other (expense) income, net	(13)	99

Total other (expense) income, net	(3,605)	1,647

Net loss	$(17,137)	$(14,076)
Net income (loss) attributable to noncontrolling interest	(5)	23

Net loss attributable to Kineta, Inc.	$(17,132)	$(14,099)

Net loss per share, basic and diluted	$(1.42)	$(1.28)
Weighted-average shares outstanding, basic and diluted	12,100	11,054

See the accompanying notes to the consolidated financial statements.

KINETA, INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands)

	Common Stock		Additional Paid-In Capital Amount	Accumulated Deficit	Total Shareholders’ Equity (Deficit) Attributable to Kineta	Noncontrolling Interest	Total Shareholders’ Equity (Deficit)
	Shares	Amount
Balance as of December 31, 2022	8,318	$8	$156,106	$(151,690)	$4,424	$146	$4,570
Issuance of common stock and pre-funded warrants	1,185	2	8,559	—	8,561	—	8,561
Issuance of common stock for services	63	—	189	—	189	—	189
Issuance of common stock upon exercise of warrants	696	—	30	—	30	—	30
Issuance of common stock upon vesting of RSUs	135	—	(69)	—	(69)	—	(69)
Stock-based compensation	—	—	3,854	—	3,854	—	3,854
Net loss	—	—	—	(14,099)	(14,099)	23	(14,076)

Balance as of December 31, 2023	10,397	$10	$168,669	$(165,789)	$2,890	$169	$3,059

Issuance of common stock	904	1	499	—	500	—	500
Issuance of common stock for services	173	—	469	—	469	—	469
Issuance of common stock upon exercise of warrants	786	1	1	—	2	—	2
Issuance of common stock upon vesting of RSUs	5	—	—	—	—	—	—
Stock-based compensation	—	—	1,240	—	1,240	—	1,240
Net loss	—	—	—	(17,132)	(17,132)	(5)	(17,137)

Balance as of December 31, 2024	12,265	$12	$170,878	$(182,921)	$(12,031)	$164	$(11,867)

See the accompanying notes to the consolidated financial statements.

KINETA, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2024	2023
Operating activities:
Net loss	$(17,137)	$(14,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of rights from Private Placement	3,832	(1,582)
Change in fair value of notes payable	9	22
Non-cash stock-based compensation	1,240	3,854
Non-cash operating lease expense	472	739
Depreciation and amortization	—	9
Common stock issued for services	469	189
Gain on disposal of asset	—	(91)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(262)	338
Accounts payable	207	(2,941)
Accrued expenses and other current liabilities	150	(1,385)
Operating lease liability	(547)	(843)
Deferred revenue	—	(442)

Net cash used in operating activities	(11,567)	(16,209)
Investing activities:
Proceeds from sale of property and equipment	—	331

Net cash provided by investing activities	—	331
Financing activities:
Proceeds from Exclusivity Payments and advances	5,995	—
Proceeds from issuance of common stock and pre-funded warrants	500	8,561
Proceeds from exercise of warrants	2	30
Repayments of notes payable	(150)	—
Repayments of finance lease liabilities	—	(123)

Net cash provided by financing activities	6,347	8,468

Net change in cash and restricted cash	(5,220)	(7,410)
Cash and restricted cash at beginning of year	5,858	13,268

Cash and restricted cash at end of year	$638	$5,858

Components of cash and restricted cash:
Cash	$634	$5,783
Restricted cash	4	75

Total cash and restricted cash	$638	$5,858

Supplemental disclosure of cash flow information:
Cash paid for interest	$23	$48

Supplemental disclosure of noncash investing and financing activities:
Withholding to cover taxes from RSU vesting	$—	$69

See the accompanying notes to the consolidated financial statements.

KINETA, INC.

Notes to Consolidated Financial Statements

1. Organization and Liquidity

Description of Business

Kineta, Inc. (formerly Yumanity Therapeutics, Inc.) (together with its subsidiaries, the “Company”) is headquartered in Seattle, Washington.

The Company is a clinical stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity and is focused on discovering and developing potentially differentiated immunotherapies that address the mechanisms of cancer immune resistance. Kineta Chronic Pain, LLC (“KCP”) was formed to develop new innovative therapies for pain management. Kineta Viral Hemorrhagic Fever, LLC (“KVHF”) was formed to develop a direct acting anti-viral therapy for the treatment of emerging diseases.

On November 30, 2023, the Company dissolved KVHF and assumed all of the outstanding issued equity. As of December 31, 2024, the Company owns a majority interest of the outstanding issued equity of KCP.

On February 29, 2024, Kineta announced that it had completed a review of its business, including the status of its programs, resources and capabilities. Following this review, Kineta determined that it would implement a significant corporate restructuring to substantially reduce expenses and preserve cash. The restructuring includes a reduction in its workforce by approximately 64% and the termination of enrollment of new patients in its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123 in patients with advanced solid tumors. Patients currently enrolled in the trial will be permitted to continue to participate. The Company made this decision, in part, because certain investors have failed to fulfill their contractual obligation to consummate the Private Placement (as defined below). In February 2024, the Company initiated a process to explore a range of strategic alternatives to maximize shareholder value. Potential strategic alternatives that may be evaluated include sale of assets of the Company, a sale of the Company, licensing of assets, a merger, liquidation or other strategic action. The outcome of this process was the transaction with TuHURA described below. If the transaction with TuHURA is not consummated, our board of directors may decide to pursue a liquidation or obtain relief under the US Bankruptcy Code.

Reverse Merger and Private Placement

On December 16, 2022, Yumanity Therapeutics, Inc. (“Yumanity”) completed its previously announced merger transaction with Kineta Operating, Inc. (formerly Kineta, Inc.) (“Private Kineta”) in accordance with the terms of the Agreement and Plan of Merger dated June 5, 2022, as amended on December 5, 2022 (the “Kineta-Yumanity Merger Agreement”), pursuant to which Yacht Merger Sub, Inc., a wholly-owned subsidiary of Yumanity (“Merger Sub”), merged with and into Private Kineta, with Private Kineta surviving such merger as a wholly-owned subsidiary of Yumanity (the “Merger”). The surviving corporation from the Kineta-Yumanity Merger subsequently merged with and into Kineta Operating, LLC, with Kineta Operating, LLC being the surviving corporation. On December 16, 2022, in connection with, and prior to the completion of the Kineta-Yumanity Merger, Yumanity effected a 1-for-7 reverse stock split of its common stock (the “Reverse Stock Split”). Immediately following the Kineta-Yumanity Merger, Yumanity changed its name to “Kineta, Inc.” and the business conducted by Private Kineta became the primary business conducted by the Company.

At the effective time of the Kineta-Yumanity Merger, each outstanding share of Private Kineta common stock was converted into the right to receive 0.0688 (the “Exchange Ratio”) shares of common stock of the Company (after giving effect to the Reverse Stock Split). In addition, the Company also assumed all of Private Kineta’s outstanding stock options, warrants, and restricted stock at the Exchange Ratio. Unless otherwise noted herein, references to the

KINETA, INC.

Notes to Consolidated Financial Statements

Company’s common share and per-share amounts give retroactive effect to the Reverse Stock Split and Exchange Ratio. The Merger has been accounted for as a reverse merger and asset acquisition (see Note 3).

In connection and concurrently with the execution of the Kineta-Yumanity Merger Agreement, on June 5, 2022, the Company entered into a financing agreement, as amended on October 24, 2022, December 5, 2022, March 29, 2023, May 1, 2023, July 21, 2023 and October 13, 2023 (such financing agreement, as amended, the “Securities Purchase Agreement”), to sell shares of the Company’s common stock in a private placement (the “Private Placement”). The first closing of the Private Placement occurred on December 16, 2022, and the Company issued 649,346 shares of its common stock and received net proceeds of $7.4 million. The second closing of the Private Placement for an aggregate purchase price of $22.5 million was expected to occur on April 15, 2024, however, the investors failed to fulfill their contractual obligation to fund and the second closing did not occur. We have reached a settlement with one investor and have initiated litigation against the other investors which failed to fund their obligations. Pursuant to the settlement agreement and mutual release (the “Settlement Agreement”) by and between the Company and RLB Holdings Connecticut, LLC (“RLB”), on April 23, 2024, the Company received cash of $500,000 and issued 903,995 shares of its common stock.

Proposed Merger Transaction with TuHURA Biosciences, Inc.

On December 11, 2024, Kineta entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among TuHURA Biosciences, Inc., a Nevada corporation (“TuHURA”), Hura Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of TuHURA (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of TuHURA (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of Kineta. Each capitalized term used herein but not otherwise defined has the meaning given to it in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, among other things and subject to the terms and conditions set forth therein, Merger Sub I will (a) merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger, also known as the “Surviving Entity”; and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers” ), with Merger Sub II being the surviving company of the Second Merger, also known as the “Surviving Company.” The Mergers are intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each share (the “Share”) of Kineta’s common stock, par value $0.001 per share (“Kineta Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in treasury by Kineta or held directly by TuHURA or the Merger Subs, which Shares will be cancelled, or (ii) Shares that are held by any holder who is entitled to demand and properly demands appraisal of such Shares of pursuant to, and in compliance with, Section 262 of the General Corporation Law of the State of Delaware) will thereupon be converted automatically into and will thereafter represent the right to receive, without interest, (x) the number of validly issued, fully paid and non-assessable shares of common stock, $0.001 par value per share, of TuHURA (“TuHURA Common Stock”) (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth in the Merger Agreement) equal to (i) the Initial Per Share Stock Consideration plus (ii) the Delayed Per Share Stock Consideration, (y) plus an amount in cash equal to (i) the Per Share Cash Consideration plus (ii) the Disposed Asset Payment Right (collectively, the Initial Per Share Stock Consideration, the Delayed Per Share Stock Consideration, the Per Share Cash Consideration and the Disposed Asset Payment Right, the “Merger Consideration”).

KINETA, INC.

Notes to Consolidated Financial Statements

“Initial Per Share Stock Consideration” means the number of shares of TuHURA Common Stock being issued for each share of Kineta Common Stock, determined as follows:

•	the difference of $15,000,000 and any deductions if the Per Share Cash Consideration (as described below) is less than zero;

•	such difference in the first bullet, divided by $5.7528, such stock price, the “Parent Share Value”; and

•	with such resulting quotient from the second bullet, divided by the fully diluted Kineta Common Stock, all rounded down to six (6) decimal places.

“Delayed Per Share Stock Consideration” means the number of shares of TuHURA Common Stock being issued for each share of Kineta Common Stock, determined as follows:

•

the difference of $5,000,000 and (i) any liabilities incurred by TuHURA due to a breach of the undisclosed liabilities representation made by Kineta in the Merger Agreement; (ii) any and all losses incurred through the six months after the closing of the Merger (the “Closing”) and those losses estimated to be incurred by Parent related to any stockholder litigation; and (iii) any amount to which the closing net working capital deficient is greater than $12,000,000;

•	such difference in the first bullet, divided by the Parent Share Value; and

•	with such resulting quotient from the second bullet, divided by the fully diluted Kineta Common Stock, all rounded down to six (6) decimal places.

“Per Share Cash Consideration” means an amount in cash for each share of Kineta Common Stock, determined as follows:

•

the difference of $15,000,000 and (i) $5,000,000 (as credit for the exclusivity payment already made by TuHURA to Kineta); (ii) $300,000 (as credit for the extension payment already made by TuHURA to Kineta); (iii) $695,000 (which represents advances already made by TuHURA to Kineta in connection with the exclusivity agreement); (iv) any amounts loaned by TuHURA to Kineta (not including amounts under the CTF Agreement) after December 31, 2024 pursuant to the terms of the Merger Agreement; and (v) if the net working capital is less than $0, such difference (and if the net working capital is greater than $0, then such difference will be added to the $15,000,000 base cash consideration); and

•	such difference in the first bullet, divided by the fully diluted Kineta Common Stock, all rounded down to six (6) decimal places.

“Disposed Asset Payment Right” means any cash payments received by the Company in connection with any permitted asset disposition (which may not relate to the assets associated with, derived from or relating to KVA12123) received from the Closing Date until the third-year anniversary thereof, extended up to a period of six years in aggregate after the Closing Date.

“net working capital” means any cash Kineta has at the Closing, plus $322,933 for prepaid expenses in connection with their trials minus any liabilities of Kineta at the Closing and any unpaid transaction expenses of the Company.

At the Effective Time, each In-the-Money Company Stock Option that is vested or unvested and held by a Person will become exercisable as set forth in the applicable Optionholder Treatment Agreement and, upon such exercise, the holder will be entitled to receive the Merger Consideration; each Out-of-the-Money Company Stock

KINETA, INC.

Notes to Consolidated Financial Statements

Option held by a Person will be canceled and extinguished for no consideration; the Pre-2023 Company Warrants will terminate upon their terms if such Pre-2023 Company Warrants are not exercised (if the Pre-2023 Company Warrants are exercised prior to the Effective Time, as a holder of the Shares, the holder of such Pre-2023 Company Warrants will be entitled to receive the Merger Consideration); and the 2023 Company Warrants will be entitled to the benefits as set forth in the applicable Warrantholder Treatment Agreement.

The Closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approval of the Mergers by Kineta’s stockholders, (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) the effectiveness of the registration statement of TuHURA pursuant to which shares of TuHURA Common Stock to be issued in the Mergers will be registered with the SEC, (iv) compliance by the parties with their respective covenants, (v) no law or order preventing the Mergers and related transactions, (vi) the listing of shares of TuHURA Common Stock issued as Merger Consideration to Kineta stockholders on The Nasdaq Capital Market, (vii) the absence of a continuing material adverse effect with respect to each of TuHURA and Kineta, (viii) the completion by TuHURA of a financing transaction that will result in net proceeds to TuHURA of not less than $35 million, (ix) the approval by TuHURA’s stockholders of an amendment to its articles of incorporation increasing its authorized shares to 200,000,000 shares of TuHURA Common Stock and (x) Kineta having a maximum of $12,000,000 in estimated net working capital deficit at the Closing.

Going Concern and Capital Resources

The Company has incurred recurring net losses and negative cash flows from operations since inception and, as of December 31, 2024, had an accumulated deficit of $182.9 million. The net loss attributable to the Company was $17.1 million for the year ended December 31, 2024. As of December 31, 2024, the Company had unrestricted cash of $634,000, and there is substantial doubt about its ability to continue as a going concern. Based on Kineta’s current operating plans, Kineta does not have sufficient cash and cash equivalents to fund its operating expenses and capital expenditures for at least the next 12 months from the filing date of this joint proxy statement/prospectus.

Kineta is exploring strategic alternatives that may include, but are not limited to, sale of assets of the Company, a sale of the Company, licensing of assets, a merger, liquidation or other strategic action.

On July 3, 2024 (the “Effective Date”), the Company entered into an exclusivity and right of first offer agreement (the “Exclusivity Agreement”) by and between the Company and TuHURA.

Pursuant to the Exclusivity Agreement, among other things, Kineta has granted TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123, the Company’s VISTA blocking immunotherapy, during the period commencing as of the Effective Date and continuing through the first to occur of (a) the execution of any Definitive Agreement (as defined in the Exclusivity Agreement) with respect to a Potential Transaction (as defined in the Exclusivity Agreement) by TuHURA or one or more of its affiliates and (b) 11:59 PM Eastern Time on October 1, 2024, subject to extension as noted in the following sentence (the “Exclusivity Period”). In the event that the Parties are engaged in good faith discussions regarding a Potential Transaction on the date on which the Exclusivity Period (or any renewal thereof) is scheduled to expire and TuHURA has not yet closed the transactions contemplated by that previously announced agreement and plan of merger by and among TuHURA, Kintara Therapeutics, Inc. (“Kintara”) and Kayak Mergeco, Inc., a wholly-owned subsidiary of Kintara, then on such date, the Exclusivity Period shall automatically renew for an additional ten (10) day period (a “Renewal Period”) (up to a total of two (2) renewal periods for an aggregate of twenty (20) days).

KINETA, INC.

Notes to Consolidated Financial Statements

In consideration for Kineta’s compliance with its obligations set forth in the Exclusivity Agreement, TuHURA paid to Kineta $5.0 million (the “Exclusivity Payment”) in July 2024. The Exclusivity Payment is included on the balance sheets. No later than two (2) business days after a Renewal Period has started (to be confirmed in writing by both Parties), TuHURA shall pay an additional $150,000 as an additional Exclusivity Payment, in an amount not to exceed $300,000 for the two (2) available Renewal Periods. The Exclusivity Payment will be credited against the initial cash consideration that may be payable to Kineta pursuant to any Definitive Agreement (if any) between Kineta and TuHURA and/or its affiliates with respect to a Potential Transaction.

In October 2024, TuHURA exercised its right to extend the Exclusivity Agreement and paid the Company $300,000 in Exclusivity Payments. Under the CTF Agreement, the Company has received cash of $695,000 from TuHURA during the year ended December 31, 2024 to reimburse the Company for clinical trial expenses. The clinical trial reimbursements received during 2024 are considered advances to be credited against the Merger Consideration. Subsequent to December 31, 2024, the Company has received cash of $552,000 from TuHURA to reimburse the Company for clinical trial expenses and has received cash of $250,000 from TuHURA as a loan.

Kineta may seek additional funds through equity or debt financings or through collaborations, licensing transactions or other sources that may be identified through the Company’s strategic process. However, there can be no assurance that Kineta will be able to complete any such transactions on acceptable terms or otherwise. The failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on Kineta’s business, results of operations, and financial condition. These factors raise substantial doubt about Kineta’s ability to continue as a going concern.

As noted above, certain investors have failed to fulfill their contractual obligation to consummate the Private Placement. As such, Kineta has paused or significantly scaled back the development or commercialization of its future product candidates or other research and development initiatives. If Kineta is unable to complete a strategic transaction or raise additional capital in sufficient amounts, Kineta will not be able to continue its business and the Company may need to file for bankruptcy protection.

Nasdaq Trading Suspension and Delisting

As previously disclosed in a Current Report on Form 8-K filed on September 10, 2024, the Company received a determination letter (the “Letter”) from the Nasdaq Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that after reviewing the materials submitted by the Company, the Staff had determined to deny the Company’s request for continued listing on The Nasdaq Capital Market due to the Company’s lack of compliance with Nasdaq Listing Rules 5550(a)(2) and 5550(b)(1). In the Letter, the Staff also notified the Company that trading of its securities would be suspended and the securities would be removed from listing and registration on Nasdaq unless the Company requested an appeal of Nasdaq’s determination by September 17, 2024. The Company did not appeal the determination, and therefore, the Company’s common stock was suspended from trading on The Nasdaq Capital Market at the opening of business on September 19, 2024. Since September 19, 2024, the Company’s common stock has been trading on the OTC Pink Market under the symbol “KANT.” Effective as of October 25, 2024, the Company’s common stock was delisted from Nasdaq.

Geopolitical Developments

Geopolitical developments, such as the current conflict in Ukraine and the conflict in Israel and the Gaza Strip or deterioration in the bilateral relationship between the United States and China, may impact government spending, international trade and market stability, and cause weaker macro-economic conditions. The impact of these

KINETA, INC.

Notes to Consolidated Financial Statements

developments, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets, which in turn could adversely impact the Company’s operations and weaken the Company’s financial results. Certain political developments may also lead to uncertainty to regulations and rules that may materially affect the Company’s business.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable SEC rules regarding annual financial reporting. The consolidated financial statements include all accounts of the Company, its majority owned subsidiary KCP, and its wholly owned subsidiary, KVHF. On November 30, 2023, the Company dissolved KVHF and assumed all of the outstanding issued equity. All intercompany transactions and balances have been eliminated upon consolidation.

Noncontrolling interest in the accompanying consolidated financial statements represents the proportionate share of equity which is not held by the Company. Net income (loss) of the non wholly-owned consolidated subsidiary is allocated to the Company and the holder(s) of the noncontrolling interests in proportion to their percentage ownership considering any preferences specific to the form of equity of the subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments the Company makes about the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions the Company may undertake in the future. These judgments, estimates and assumptions are used for, but not limited to, revenue recognition, accrued research and development expenses, the fair value of notes payable, the fair value of the Company’s common stock prior to the Kineta-Yumanity Merger, stock-based compensation, uncertain tax positions and the valuation allowance for net deferred tax assets. Actual results may differ from the Company’s estimates.

Foreign Currencies

The Company’s subsidiaries are all located in the U.S. with the U.S. dollar as the functional currency. Certain insignificant transactions during the years ended December 31, 2024 and 2023 were denominated in currencies other than the U.S. dollar. Gains and losses from foreign currency transactions, translated using the average exchange rates prevailing during the respective periods, were not material for all periods presented and are reflected in the consolidated statements of operations as a component of other (expense) income, net.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (the “CODM”), or decision-making

KINETA, INC.

Notes to Consolidated Financial Statements

group, in making decisions on how to allocate resources and assess performance. Reportable segments are categorized based on various factors that help management assess and allocate resources effectively. The Company operates as a single reportable segment, as the CODM, the Company’s President, evaluates the financial performance and allocates resources based on consolidated financial information.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties associated with companies at a similar stage of development, including, but not limited to: successfully develop, manufacture, and market any approved therapies and products, obtain regulatory approval from the U.S. Food and Drug Administration or foreign regulatory agencies prior to commercial sales, new technological innovations, dependence on key personnel, protection of intellectual property, compliance with governmental regulations, uncertainty of market acceptance of any approved therapies and products, competition from companies with greater financial and technical resources, and the need to obtain additional financing.

Cash and Restricted Cash

Cash includes cash deposited at several financial institutions in operating accounts. Restricted cash relates to a certificate of deposit with a financial institution to secure a letter of credit obtained for the Company’s leased premises. Restricted cash unavailable for a period longer than one year from the consolidated balance sheet date is classified as a noncurrent asset in the consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to significant concentrations of credit risk consist primarily of cash deposited in accounts at several financial institutions that may exceed federally insured limits. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash to the extent recorded in the consolidated balance sheets. The Company believes it is not exposed to unusual credit risk beyond the normal credit risk associated with commercial banking relationships and has not incurred any such losses to date.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company measures fair value by maximizing the use of observable inputs, where available, and minimizing the use of unobservable inputs when measuring fair value. Financial assets and liabilities recorded at fair value in the consolidated balance sheets are categorized in the fair value hierarchy based upon the lowest level of input that is significant to the fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs (other than quoted prices included in Level 1), such as quoted prices in active markets for identical or similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets of liabilities in markets, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities.

KINETA, INC.

Notes to Consolidated Financial Statements

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value of the instrument.

Rights from Private Placement

The Company determined that the rights from Private Placement is a derivative asset, which requires the asset to be accounted for and reported at fair value on the balance sheet (see Note 3). The fair value is determined using a Monte Carlo simulation based on the contractual funding date at the measurement date, minimum contractual purchase price and historical stock prices. The significant unobservable inputs used in the fair value measurement are volatility, risk-free interest rates and funding probability.

Impairment of Long-Lived Assets

The Company reviews the carrying amount of its long-lived assets, including the right-of-use assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If indicators of impairment exist, an impairment loss is recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment charge is determined based upon the excess of the carrying value of the asset over its estimated fair value, with estimated fair value determined based upon an estimate of discounted future cash flows or other appropriate measures of estimated fair value. Estimating discounted cash flows requires the Company to make significant judgments and assumptions. Actual results may vary from the Company’s estimates as of the date of impairment testing and adjustments may occur in future periods. For the years ended December 31, 2024 and 2023, there were no impairments of long-lived assets.

Fair Value Option

The Company has elected the fair value option to account for certain of its notes payable (see Note 5). The Company concluded that it was appropriate to apply the fair value option to these certain notes payable because no component of the notes payable were required to be recognized as a component of stockholders’ equity. The Company recorded these notes payable at their estimated fair value with changes in estimated fair value recorded as a component of other (expense) income in the consolidated statement of operations. Under the fair value option, any direct costs and fees related to the notes payable are expensed as incurred.

Leases

The Company determines at the inception of a contract if such arrangement is or contains a lease by assessing whether it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a lease is identified, classification is determined at lease commencement as an operating lease or finance lease. The Company recognizes a right-of-use (“ROU”) asset and a lease liability in the consolidated balance sheets for all leases with an initial term of greater than 12 months. Leases with an initial term of 12 months or less are not recognized in the consolidated balance sheets, with payments recognized as expense on a straight-line basis over the lease term.

Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The present value of future lease payments is determined by using the implicit interest rate in the lease, if readily

KINETA, INC.

Notes to Consolidated Financial Statements

determinable, otherwise, the Company estimates its incremental borrowing rate at the inception of the lease to discount lease payments. The incremental borrowing rate reflects the estimated interest rate that the Company would have to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term. ROU assets are determined based on the corresponding lease liability adjusted for any lease payments made at or before commencement, initial direct costs, and lease incentives. The ROU asset also includes impairment charges if the Company determines the ROU asset is impaired. Lease expenses are recognized, and the ROU assets are amortized on a straight-line basis over the lease term. The Company has elected to not separate lease and non-lease components for its leased assets and accounts for all lease and non-lease components of its agreements as a single lease component. Variable costs are not included in the measurement of ROU assets and lease liabilities, which are expensed as incurred.

The Company considers a lease term to be the noncancelable period that it has the right to use the underlying asset, including any periods where it is reasonably assured the Company will exercise the option to extend the contract.

Warrants to Purchase Common Stock

The Company has issued warrants to purchase the Company’s common stock in connection with the execution of certain equity and debt financings and other agreements. The fair value of warrants is determined using the Black- Scholes option-pricing model using assumptions regarding volatility of the Company’s common share price, remaining life of the warrant, and risk-free interest rates. The Company classifies warrants indexed to its own equity and meeting the criteria for equity classification within the consolidated statements of stockholders’ equity.

Revenue Recognition

Collaboration Revenues

The Company recognizes collaboration revenue using the cost-to-cost method, which it believes best depicts the transfer of control to the customer. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the identified performance obligation. Under this method, revenue is recognized as a percentage of actual cost incurred to the estimated costs to complete.

License Revenues

The Company enters into license agreements under which it licenses certain intellectual property rights to its product candidates to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: nonrefundable upfront fees, payment for research and development services provided by the Company under approved work plans, development, regulatory and commercial milestone payments, and sales-based milestones and royalties on net sales of licensed products. Each of these payments results in license revenues, except for revenues from royalties, which are classified as other revenues.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following five steps: (i) identification of the contract(s) with a customer, (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract, (iii) measurement of the transaction price, including the constraint on any variable consideration, (iv) allocation of the transaction price to the performance obligations in the contract, and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

KINETA, INC.

Notes to Consolidated Financial Statements

As part of the accounting for arrangements containing multiple performance obligations, the Company develops assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. The Company uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. The Company expects to recognize revenue for variable consideration being constrained when it is probable that a significant revenue reversal will not occur. For performance obligations satisfied over time, the Company estimates the efforts needed to complete the performance obligation and recognizes revenue by measuring the progress towards complete satisfaction of the performance obligation using an input measure.

For arrangements that include development and regulatory milestones, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received.

For arrangements that include sales-based royalties, including commercial milestone payments based on pre-specified level of sales, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied. Achievement of these royalties and commercial milestones may solely depend upon the performance of the licensee.

Upfront payments are recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

Research and Development Expenses

Research and development expenses represent costs incurred in connection with the discovery, research, preclinical and clinical development, and manufacture of our product candidates. Research and development costs are expensed as incurred and consist of salaries, benefits, and other personnel related costs, including stock-based compensation, fees paid to other entities to conduct certain research and development activities on the Company’s behalf, materials for preclinical studies, clinical studies and laboratory supplies, licensing agreements and associated costs as well as allocated facility and allocated expenses for rent, insurance and other related costs. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized as prepaid expenses until the related goods are delivered or services are performed.

Accrued Research and Development Expenses

The Company records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, such as contract research organizations, contract manufacturing and other vendors, which include the conduct of preclinical studies, clinical trials and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated

KINETA, INC.

Notes to Consolidated Financial Statements

amount of services provided but not yet invoiced and includes these costs in accrued expenses and other current liabilities in the consolidated balance sheets and within research and development expenses in the consolidated statements of operations. The Company records accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties, according to the progress of preclinical studies, clinical trials or related activities, and discussions with applicable personnel and service providers as to the progress or state of consummation of goods and services.

The Company makes significant judgments and estimates in determining the accrued balance as of each reporting period. As actual costs become known, the Company adjusts its accrued estimates based on the facts and circumstances known at that time. The Company’s accrued research and development expenses are dependent, in part, upon the receipt of timely and accurate reporting from its third-party service providers. To date, there have been no material differences from the Company’s accrued expenses to its actual expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and noncash stock-based compensation for personnel in executive, finance and accounting, and other administrative functions, as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. Legal costs include general corporate legal fees and patent costs. General and administrative expenses are expensed as incurred.

Stock-Based Compensation

The Company measures stock-based compensation related to stock-based awards granted to employees, non-employees and directors based on the estimated grant-date fair value of the awards and recognizes the related expense on a straight-line basis over the requisite service period (generally the vesting period). The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock options. The fair value of restricted stock units (“RSUs”) is estimated based on the fair value of the Company’s common stock at the grant date. For RSUs with performance vesting conditions, the Company evaluates the probability of achieving the performance condition at each reporting date and recognizes expense for such performance awards over the requisite service period using the accelerated attribution method. Forfeitures are recorded as incurred.

The Black-Scholes option pricing model requires the Company to make assumptions and judgments about the inputs used in the calculations as follows:

Expected Term – The Company’s expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) for employee options.

Exercise Price – The Company grants stock-based awards using the current share price of its common stock on the date of the award.

Expected Volatility – As the Company has only been a publicly-traded company for one year, the expected volatility is estimated based on the average volatility for a group of comparable publicly traded biotechnology companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar industry, size, or stage in the product development life cycle and financial leverage.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

KINETA, INC.

Notes to Consolidated Financial Statements

Expected Dividend – Other than the Distribution, the Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, it uses an expected dividend yield of zero.

Other (Expense) Income

Interest Income

Interest income consists of interest earned on short term money market accounts.

Interest Expense

Interest expense consists of interest charged on outstanding invoices and outstanding borrowings associated with the Company’s debt arrangements primarily consisting of borrowings under several notes payable agreements. Interest is expensed when incurred.

Change in Fair Value of Rights from Private Placement

The Company determined that the rights from Private Placement is a derivative asset, which requires the asset to be accounted for at fair value. Until settlement, the rights from Private Placement are remeasured at fair value at each reporting period with the changes in fair value recorded in other income (expense) in the Statement of Operations.

Change in Fair Value Measurement of Notes Payable

Change in fair value of notes payable relates to the remeasurement of the notes payable that the Company elected to account for under the fair value option. Until settlement, these notes payable are remeasured at fair value at each reporting period with the changes in fair value recorded in other income (expense) in the Statement of Operations.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts or existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company records a valuation allowance to reduce deferred tax assets to an amount expected to be realized.

The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained upon examination by the tax authorities, based on the merits of the position. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to the Company by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock

KINETA, INC.

Notes to Consolidated Financial Statements

equivalents. Diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive given the net loss for each period presented. In computing basic net loss per share, nominal issuances of common stock, including warrants to purchase the Company’s common stock with exercise prices of $0.001 and $0.14 per share, are reflected in basic net loss per share for all periods, even if antidilutive.

Comprehensive Loss

Comprehensive loss represents the change in the Company’s stockholders’ equity from all sources other than investments by or distributions to stockholders. The Company has no items of other comprehensive loss, and as such, net loss is the same as comprehensive loss.

Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures. This new guidance enhances income tax disclosures related to effective tax rates and cash income taxes paid and aims to enhance transparency and provide investors with better insights into income tax matters. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and can be applied prospectively or retrospectively. The Company has adopted ASU 2023-09, effective January 1, 2025, and does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This update was issued to enhance the transparency and usefulness of segment reporting and is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company has adopted ASU 2023-07, effective January 1, 2024, and the adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This update requires entities to disclose specified information about certain costs and expenses, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-03 is effective for annual periods beginning after December 15, 2026. The Company has not yet adopted ASU 2024-03 and does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

3. Fair Value Measurements

The carrying amounts of the Company’s financial instruments, including cash, restricted cash, and accounts payable, approximate fair value due to the short-term nature of those instruments.

Rights from Private Placement

The Company determined that the rights from Private Placement was a derivative asset, which required the asset to be accounted for at fair value. The second closing of the Private Placement did not occur during 2024 and as a result, the Company deemed the fair value of the rights from Private Placement to be zero as of December 31, 2024. The Company recorded a loss in the fair value of Private Placement of $3.8 million for the year ended December 31, 2024, which is recorded in other income (expense) in the Statement of Operations.

KINETA, INC.

Notes to Consolidated Financial Statements

The fair value as of December 31, 2023 was determined using a Monte Carlo simulation based on the contractual funding date at the measurement date, minimum contractual purchase price of $3.18 and historical stock prices. The significant unobservable inputs used in the fair value measurement for the year ended December 31, 2023 were as follows: volatility ranging from of 76.0% to 114.0%, risk-free interest rates ranging from 4.7% to 5.5% and funding probability of 75%, which resulted in a gain in fair value of $1.6 million for the year ended December 31, 2023, which is recorded in other income (expense) in the Statement of Operations. The fair value measurement as of December 31, 2023 was approximately $3.8 million.

The following table provides a summary of the changes in the fair value of the rights from Private Placement measured using Level 3 inputs:

	Years Ended December 31,
	2024	2023
	(in thousands)
Balance at beginning of period	$3,832	$2,250
Change in fair value of rights from Private Placement	(3,832)	1,582

Balance at end of period	$—	$3,832

2020 Notes

The Company elected the fair value option to account for the 2020 notes (as defined below) (see Note 5).

During 2024, the Company did not obtain an independent valuation of the 2020 notes as they matured on July 31, 2024 and the fair value approximates the principal amount. The 2020 notes matured on July 31, 2024 and are payable anytime after the maturity date upon demand by the holder.

During 2023, the 2020 notes were valued using a discounted cash flow model based on the contractual payment dates, a discount rate and the contractual maturity date. The significant unobservable inputs used in the fair value measurement of the 2020 note for the year ended December 31, 2023 were as follows: discount rates ranging from 13.0% to 15.0% and contractual payment dates ranging from 0.6 years to 1.3 years, which resulted in a fair value range for the 2020 notes of $225,000 to $241,000.

The following table provides a summary of the changes in the fair value of the Company’s 2020 notes payable measured using Level 3 inputs:

	Years Ended December 31,
	2024	2023
	(in thousands)
Balance at beginning of period	$241	$219
Change in fair value of 2020 notes	9	22

Balance at end of period	$250	$241

KINETA, INC.

Notes to Consolidated Financial Statements

4. Balance Sheet Components

Property and Equipment, Net

There was no property and equipment as of December 31, 2024 or December 31, 2023.

Depreciation and amortization expense was zero for the year ended December 31, 2024 and $9,000 for the year ended December 31, 2023. The Company did not dispose of any assets during the year ended December 31, 2024. During the year ended December 31, 2023, the Company disposed of assets with a net carrying value of $240,000 and received proceeds of $331,000. The Company recorded a gain on disposal of fixed assets, which is recorded in other income (expense) in the Statement of Operations.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of the periods presented:

	December 31,
	2024	2023
	(in thousands)
Compensation and benefits	$696	$1,312
Professional services	1,238	97
Accrued interest	228	417
Accrued clinical trial and preclinical costs	80	251
Other	119	134

Total accrued expenses and other current liabilities	$2,361	$2,211

5.	Notes Payable

Notes payable outstanding consisted of the following as of the periods presented:

	December 31, 2024		December 31, 2023
	Principal	Fair Value	Principal	Fair Value
	(in thousands)
Notes payable:
2020 notes	$250	$250	$250	$241
Other notes payable	379	379	379	379
Small Business Administration loan	—	—	150	150

Total notes payable	$629	629	$779	770

Less: current portion		629		620

Notes payable, net of current portion		$—		$150

The Company elected the fair value option for the 2020 notes (see Note 3). The other notes payable approximate their fair value because interest rates are at prevailing market rates.

2020 Notes

In October 2020, the Company refinanced certain notes payable (the “2020 notes”), with an aggregate principal amount of $3.0 million with various investors, including one investor that is a related party. The interest rate was

KINETA, INC.

Notes to Consolidated Financial Statements

reduced on the 2020 notes from 16.0% to 6.0% from October 2020 until the earlier of (i) the Company raises at least $25.0 million in a single transaction or series of transactions after October 2020 and (ii) the original maturity dates (that is, various dates in the first quarter of 2022), after which the interest rate increases to 16.0%. The outstanding principal is due upon demand of the majority of the lenders with respect to (i) 50% on or after nine months after the original maturity date (or on or after various dates in the fourth quarter of 2022) and (ii) 50% on or after fifteen months after the original maturity date (or on or after various dates in the second quarter of 2023). The Company may repay the 2020 notes at any time without penalty. Upon bankruptcy the lender can accelerate all amounts due immediately.

In August 2022, the Company settled $1.4 million in outstanding principal and accrued interest by issuing 59,000 shares of the Company’s non-voting common stock at a 15% discount. The Company extended the maturity date for the remaining 2020 notes with a principal balance of $250,000 to July 31, 2024 and reduced the interest rate to 6%, which was accounted for as a modification. As the 2020 notes were valued pursuant to the fair value election, an immaterial gain was recognized upon extinguishment. The 2020 notes matured on July 31, 2024 and are payable anytime after the maturity date upon demand by the holder.

Other Notes Payable

The Company issued several other notes payable in 2019 and early 2020 at a 12.0% interest rate per annum, with the principal amounts due in full at maturity and interest due monthly or quarterly. The other notes payable were due to mature at various dates between December 2020 through early 2022.

The other notes payable were amended in October 2020 to increase the interest rate to 13.0% and extend the maturity date to be on demand by a majority of the holders on or after April 7, 2022, which resulted in a modification of the other notes payable. The Company may prepay the other notes payable at any time without penalty. In April 2022, the Company extended the maturity date for the remaining other notes payable with a principal balance of $379,000 to June 30, 2024 and decreased the interest rate to 6.0% interest, which was accounted for as a modification. As the other notes payable approximated their fair value, no gain or loss was recognized upon extinguishment. The other notes payable matured on June 30, 2024 and are payable anytime after the maturity date upon demand by the holder.

Small Business Administration Loan

In August 2020, the Company received a U.S. Small Business Administration (“SBA”) loan of $150,000 at a 3.75% interest rate and maturing in August 2050. Repayments of principal are due monthly beginning in June 2027 and interest is due monthly. The Company repaid the SBA loan and accrued interest in April 2024.

6.	Commitments and Contingencies

Leases

Operating Lease

The Company leased office and laboratory premises in Seattle, Washington pursuant to a lease agreement that commenced in April 2011 and expired in July 2024. This lease was not extended and no other facility lease was entered into as the Company’s employees work remotely. The agreement, which required monthly lease payments, is subject to annual rent escalations during the lease term, and contains two five-year options to extend the lease term. In June 2020, the Company amended the lease agreement to reduce the leased space for the premises from approximately 22,064 square feet to approximately 14,870 square feet, which was accounted for as a lease modification and partial termination of the lease.

KINETA, INC.

Notes to Consolidated Financial Statements

Under the lease agreement, the Company was required to pay certain operating costs, in addition to rent, such as common area maintenance, taxes, and utilities. Such additional charges are considered variable lease costs and are recognized in the period in which they are incurred. Rent expense was $486,000 for the year ended December 31, 2024 and variable costs were $349,000. Rent expense was $866,000 for the year ended December 31, 2023 and variable costs were $597,000.

The Company’s operating leases included various covenants, indemnities, defaults, termination rights, security deposits and other provisions customary for lease transactions of this nature.

Supplemental information on the Company’s operating leases was as follows:

	Years Ended December 31,
	2024	2023
Cash paid for operating lease agreement (in thousands)	$157	$701
Remaining lease term (in years)	—	0.8
Incremental borrowing rate	10%	10%

The Company subleased portions of its premises in Seattle to third parties. Under the first sublease agreement, which commenced in December 2017, the Company subleases approximately 1,850 square feet. In October 2020 the sublease expiration date was extended from December 2020 to December 2022. In September 2022, the sublease expiration date was extended from December 2022 to December 2023. In December 2023, the sublease expiration date was extended from December 2023 to July 2024. Sublease income was $114,000 for the year ended December 31, 2024 and $194,000 for the year ended December 31, 2023 and was recorded within operating expenses.

On September 13, 2024 (the “Agreement Effective Date”), the Company entered into a Settlement Agreement (the “Agreement”), as amended on February 4, 2025, with ARE-SEATTLE No. 17, LLC (the “Landlord”), the landlord of the Company’s former premises in Seattle, Washington. Under the terms of the Agreement, the Company has agreed to pay the Landlord the outstanding monetary obligation of $679,000 (the “Outstanding Debt”) pursuant to that certain Lease Agreement, by and between the Company and the Landlord, dated as of November 19, 2010, as amended through June 30, 2020 (collectively, the “Lease”) as follows: (i) the Landlord’s application of the security deposit in the amount of $70,000, (ii) the Company’s payment to the Landlord of $85,000 (the “First Payment”) no later than five (5) business days after the Agreement Effective Date, and (iii) the Company’s payment to the Landlord of the Outstanding Debt balance of $524,000 (the “Second Payment” and together with the First Payment, the “Payment Milestones”) no later than May 31, 2025. The Agreement stipulates that upon the receipt by the Landlord of the Payment Milestones, the Landlord will fully discharge and forever release the Company from any claim, cause of action, or judgment, legal or equitable, in contract or tort, direct or indirect, presently asserted or not, known or unknown, through the date of the Agreement related to the Company’s monetary obligations under the Lease. The Company paid the First Payment to the Landlord on September 18, 2024.

Additionally, under the Agreement, as consideration for the Landlord’s agreement to delay collection of the Outstanding Debt and to not assess additional interest and late fees with respect to the Outstanding Debt, the Company executed a Confession of Judgment (the “Confession”) in favor of the Landlord, and as consideration for the Company’s agreement to execute the Confession, the Landlord agreed not to file any lawsuit or other legal action against the Company related to the Outstanding Debt, or to otherwise cause the Confession to be entered into any legal action or proceeding unless the Company fails to satisfy the Payment Milestones. The Agreement specifies that except as it relates to the matters contemplated in the Agreement, no action by the parties is to be construed as an admission of liability by any party as it relates to such parties’ rights or obligations under the Lease.

KINETA, INC.

Notes to Consolidated Financial Statements

Indemnification

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. Some of the provisions will limit losses to those arising from third-party actions. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. The Company has also entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted under the Delaware General Corporation Law. The Company currently has directors’ and officers’ insurance.

Other Commitments

The Company has various manufacturing, clinical, research and other contracts with vendors in the conduct of the normal course of its business. Such contracts are generally terminable with advanced written notice and payment for any products or services received by the Company through the effective time of termination and any noncancelable and nonrefundable obligations incurred by the vendor at the effective time of the termination. In the case of terminating a clinical trial agreement at a particular site, the Company would also be obligated to provide continued support for appropriate medical procedures at that site until completion or termination.

Executive Employment and Separation Agreements

On September 20, 2022, the Company entered into an at-will employment agreement (“Baker Employment Agreement”), which became effective on October 3, 2022, with Keith Baker, its Chief Financial Officer. On September 28, 2022, the Company entered into at-will employment agreements (together with the Baker Employment Agreement, the “Executive Employment Agreements”), which became effective on December 16, 2022 upon the closing of the Kineta-Yumanity Merger, with Shawn Iadonato, its former Chief Executive Officer, Craig Philips, its President, and Pauline Kenny, its former General Counsel. On April 23, 2023, the Company’s board of directors (the “Board”) approved salary increases effective at the next payroll period and bonus increases for fiscal year 2023 to Shawn Iadonato, Craig Philips, Keith Baker, and Pauline Kenny.

As part of the Company’s reduction in workforce plan, the Company terminated the employment of Shawn Iadonato and Pauline Kenny, each effective as of March 1, 2024, without cause. In connection with Dr. Iadonato’s departure, the Company entered into a separation and release agreement with Dr. Iadonato (the “Iadonato Separation Agreement”). Pursuant to the Iadonato Separation Agreement, Dr. Iadonato received payment equal to 80 hours of accrued but unused paid time off and two weeks worth of wages, which, in aggregate, is equal to $38,462. In exchange for the payments and other consideration under the Iadonato Separation Agreement, Dr. Iadonato provided the Company with a release, in favor of the Company, of any and all claims relating to his employment with the Company.

In connection with Dr. Iadonato’s departure, the Company also entered into a consulting agreement with Dr. Iadonato, effective as of March 1, 2024 (the “Iadonato Consulting Agreement”). Pursuant to the Iadonato Consulting Agreement, Dr. Iadonato will provide advisory services to the Company beyond December 31, 2024 (such period, the “Iadonato Consulting Period”). As consideration for Dr. Iadonato’s services under the Iadonato Consulting Agreement, Dr. Iadonato’s outstanding unvested equity awards shall continue to vest in accordance

KINETA, INC.

Notes to Consolidated Financial Statements

with the applicable purchase, award or grant agreement during the Iadonato Consulting Period. During the Iadonato Consulting Period through December 31, 2024, 123,000 shares of Dr. Iadonato’s outstanding unvested equity awards have vested and $576,000 is owed to Dr. Iadonato.

In connection with Ms. Kenny’s departure, the Company entered into a separation and release agreement with Ms. Kenny (the “Kenny Separation Agreement”). Pursuant to the Kenny Separation Agreement, Ms. Kenny received payment equal to 80 hours of accrued but unused paid time off and two weeks worth of wages, which, in aggregate, is equal to $25,000. In exchange for the payments and other consideration under the Kenny Separation Agreement, Ms. Kenny provided the Company with a release, in favor of the Company, of any and all claims relating to her employment with the Company.

In connection with Ms. Kenny’s departure, the Company also entered into a consulting agreement with Ms. Kenny, effective as of March 1, 2024 (the “Kenny Consulting Agreement”). Pursuant to the Kenny Consulting Agreement, Ms. Kenny will provide legal advisory services to the Company beyond December 31, 2024 (such period, the “Kenny Consulting Period”). As consideration for Ms. Kenny’s services under the Kenny Consulting Agreement, Ms. Kenny’s outstanding unvested equity awards shall continue to vest in accordance with the applicable purchase, award or grant agreement during the Kenny Consulting Period. During the Kenny Consulting Period through December 31, 2024, 26,000 shares of Ms. Kenny’s outstanding unvested equity awards have vested and $304,000 is owed to Ms. Kenny.

The Executive Employment Agreements referenced above provide that, if the executive’s employment is terminated without Cause (as defined in the Executive Employment Agreements) or the executive resigns for Good Reason (as defined in the Executive Employment Agreements), provided that the executive signs the Release (as defined in the Executive Employment Agreement), the executive will be entitled to (i) accrued compensation, (ii) 39 weeks of pay (currently estimated at approximately $563,000 for the remaining two executives in the aggregate), (iii) nine (9) months of COBRA benefits for executive and eligible dependents, and (iv) three (3) additional months of vesting of unvested and outstanding equity awards. If executive’s employment is terminated without Cause or the executive resigns for Good Reason within the Change in Control Protection Period (as defined in the Executive Employment Agreements), then in addition to (i)-(iv) above, executive will receive current year pro-rated cash bonus.

7.	Strategic License Agreements

Anti-VISTA Antibody Program In-License Agreement

In August 2020, Kineta entered into an Option and License Agreement with GigaGen, Inc. (“GigaGen”), which was amended in November 2020 and further amended in May 2023 and January 2025 (such agreement, as amended, the “VISTA Agreement”) to in-license certain intellectual property and antibodies for the VISTA/KVA12123 drug program. Pursuant to the terms of the VISTA Agreement, GigaGen granted Kineta an exclusive (even as to GigaGen) world-wide license, with the right to grant sublicenses to research, develop, make, have made, use, have used, offer for sale, sell, have sold, distribute, import, have imported, export and have exported and otherwise exploit the licensed antibodies and licensed products. License expenses for the VISTA Agreement were zero for the year ended December 31, 2024 and $250,000 for the year ended December 31, 2023.

Under the VISTA Agreement, GigaGen is eligible to receive approximately $20.3 million in development and regulatory milestone payments and up to $11.0 million in sales milestone payments. In addition, GigaGen is eligible to receive low single-digit royalty percentages based on net sales. Kineta is responsible (with input from GigaGen) for the preparation, filing, prosecution and maintenance of all patents and patent applications, and all associated costs.

KINETA, INC.

Notes to Consolidated Financial Statements

The VISTA Agreement shall remain in effect on a licensed product-by-licensed product and country-by-country basis, until the expiration of the royalty term for a licensed product in a country, which, based on the expiration of the last-to-expire valid claim of the two current patent applications (without any patent term adjustment or extensions) would be February 2042 and March 2044, respectively. Kineta may terminate the VISTA Agreement with 30 days’ written notice to GigaGen. Either party has the right to terminate the VISTA Agreement upon a material breach of the other party that is not cured within 90 days after the breaching party receives written notice of such breach from the non-breaching party.

Anti-CD27 Agonist Antibody Program In-License Agreement

In June 2021, Kineta entered into an Option and License Agreement with GigaGen, as amended in July 2022, December 2022, May 2023 and December 2023 (such agreement, as amended, the “CD27 Agreement”) to in-license certain intellectual property rights and antibodies for the CD27 drug program. Pursuant to the terms of the CD27 Agreement, GigaGen granted Kineta an exclusive (even as to GigaGen) world-wide license, with the right to grant sublicenses to research, develop, make, have made, use, have used, offer for sale, sell, have sold, distribute, import, have imported, export and have exported and otherwise exploit the licensed antibodies and licensed products. License expenses for the CD27 Agreement were $430,000 for the year ended December 31, 2024 and zero for the year ended December 31, 2023.

GigaGen and Kineta entered into a Termination and Mutual Release Agreement, effective January 29, 2025, to terminate their existing CD27 Agreement. The termination is mutually agreed upon and is not due to any fault or breach by either party. GigaGen waived all accrued fees amounting to $180,000 and any future payments from Kineta. Kineta assigned all rights to its sole and joint inventions and patents related to the CD27 program back to GigaGen and transferred all related data and regulatory filings. Both parties released each other from any claims related to the CD27 Agreement and agreed to maintain confidentiality and cooperate in perfecting the transfer of intellectual property.

The Merck Neuromuscular License Agreement, Genentech Small Molecule License Agreement and FAIR License Agreement described below were sold to HCRX Investments Holdco, L.P. (“HCRX”) pursuant to the asset purchase agreement dated February 4, 2025 by and between Kineta and HCRX (the “HCRX Agreement”) (see Note 16).

Merck Neuromuscular License Agreement

In connection with the Kineta-Yumanity Merger, the Company became the successor in interest to an exclusive license and research collaboration agreement (the “Merck Neuromuscular License Agreement”) with Merck to support research, development and commercialization of products for treatment of neuromuscular diseases, including amyotrophic lateral sclerosis. In June 2023, the Company achieved a development milestone pursuant to the Merck Neuromuscular License Agreement, which triggered a $5.0 million payment. Merck will continue to advance the research program for the ALS pipeline, one of the two pipeline programs licensed under the Merck Neuromuscular License Agreement. Following this milestone, Merck will assume sole responsibility for all future development and commercialization for the ALS program. The Company recognized licensing revenues of $5.0 million for the year ended December 31, 2023 and zero for the year ended December 31, 2022 under the Merck Neuromuscular License Agreement and has no further obligations under the Merck Neuromuscular License Agreement.

Genentech

In connection with the Kineta-Yumanity Merger, Kineta became the successor in interest to an exclusive technology transfer and license agreement with Genentech, Inc. to support research, development and

KINETA, INC.

Notes to Consolidated Financial Statements

commercialization of a small molecule product with an undisclosed target (the “Genentech Small Molecule License Agreement”). The Company did not earn revenues under the Genentech Small Molecule License Agreement for the years ended December 31, 2024 and 2023.

FAIR Therapeutics

In connection with the Kineta-Yumanity Merger, Kineta became the successor in interest to an exclusive license agreement with FAIR Therapeutics, B.V. to support research, development and commercialization of products for the treatment of cystic fibrosis (the “FAIR License Agreement”). The Company did not earn revenues under the FAIR License Agreement for the years ended December 31, 2024 and 2023.

8.	Stockholders’ Equity

Warrants to Purchase Common Stock

As of December 31, 2024, the Company has issued and outstanding warrants to purchase shares of the Company’s common stock as follows, which all met the condition for equity classification (in thousands):

Year Issued	Expiration Date	Number Outstanding as of December 31, 2023	Issued	Exercised	Cancelled/ Expired	Number Outstanding as of December 31, 2024	Range of Exercise Price
2017	March 2025 - June 2025	126	—	—	—	126	$0.14 - $21.80
2019	March 2025 - April 2027	44	—	—	—	44	$0.14 - $21.80
2022	August 2025 - December 2029	123	—	(6)	—	117	$0.14 - $168.35
2023	December 2025 - April 2029	3,211	—	(780)	—	2,431	$3.25 - $5.26

Total number of shares underlying warrants		3,504	—	(786)	—	2,718

Warrant Exercises

During the year ended December 31, 2024, the Company issued 786,000 shares of its common stock upon exercise of warrants and received proceeds of $2,000. The exercise price of all shares exercised during the year ended December 31, 2024 ranged from $0.001 to $0.14.

During the year ended December 31, 2023, the Company issued 696,000 shares of its common stock upon exercise of warrants and received proceeds of $30,000. The exercise price of all shares exercised during the year ended December 31, 2023 ranged from $0.001 to $0.14.

Common Stock

Upon completion of the Kineta-Yumanity Merger in December 2022, the number of authorized shares of common stock of the Company was adjusted to 125,000,000 with a par value of $0.001 and all non-voting shares became voting shares. As of December 31, 2024, there were 12,265,496 shares issued and outstanding.

KINETA, INC.

Notes to Consolidated Financial Statements

Common stock reserved for future issuance consisted of the following as the period presented:

December 31, 2024
(in thousands)
Shares reserved for stock options to purchase common stock under equity incentive plans	2,331
Shares reserved for future issuance of equity awards	766
Shares reserved for exercise of warrants	2,718

Total	5,815

On April 22, 2024, the Company entered into the Settlement Agreement with RLB to continue RLB’s investment in the Company and to resolve any and all potential claims or causes of action in connection with RLB’s failure to purchase $2.5 million of shares of the Company’s common stock pursuant to a financing agreement, dated as of June 5, 2022, as amended on October 24, 2022, December 5, 2022, March 29, 2023, May 1, 2023, July 21, 2023 and October 13, 2023.

Pursuant to the Settlement Agreement, on April 23, 2024, the Company received cash proceeds of $500,000 from RLB and on May 1, 2024, the Company issued 903,995 shares of its common stock to RLB.

During the year ended December 31, 2024, the Company issued 786,000 shares of its common stock upon exercise of warrants and received proceeds of $2,000. The exercise price of all shares exercised was $0.001.

During the year ended December 31, 2024, the Company issued 91,000 shares of its common stock for license expenses and recorded $250,000 as license expense within research and development expense.

During the year ended December 31, 2024, the Company issued 82,000 shares of its common stock for professional services and recorded $219,000 as consulting expense within general and administrative expense.

During the year ended December 31, 2024, the Company issued 5,000 shares of its common stock upon vesting of restricted stock units.

For the year ended December 31, 2023, the Company issued 1.2 million shares of its common stock and issued pre-funded warrants exercisable for up to 1,257,387 shares of our common stock to institutional and individual investors, raising net proceeds of $8.6 million.

Private Placement

The Private Placement (see Note 1) provides for the issuance of shares of the Company’s common stock in two closings, one of which occurred immediately following the closing of the Kineta-Yumanity Merger and one of which was expected to occur on April 15, 2024. The first closing of the Private Placement occurred on December 16, 2022 and the Company issued 649,346 shares of its common stock and received net proceeds of $7.4 million to investors that are related parties.

In connection with the Private Placement in December 2022, the Company issued 104,000 warrants to purchase shares of the Company’s non-voting common stock to investors in the Private Placement, each at an exercise price of $0.14, with exercise contingent upon the Kineta-Yumanity Merger closing and exercisable following the first closing of the Private Placement. The Company determined the contingent exercise provisions were indexed to the Company’s operations and the warrants qualified for equity classification.

KINETA, INC.

Notes to Consolidated Financial Statements

The second closing of the Private Placement was expected to occur on April 15, 2024, however, the investors failed to fulfill their contractual obligation to fund and the second closing did not occur. Had the second closing of the Private Placement occurred, the Company would have been obligated to issue a number of shares of its common stock based on the aggregate purchase price of $22.5 million divided by the purchase price equal to (a) the VWAP, plus (b) 10% of the VWAP; provided, however, that the share purchase price shall be at least equal to the closing price of the Company’s common stock on March 29, 2023. The Company determined that its obligation to issue additional shares of its common stock in the second closing at a premium to the VWAP was a freestanding financial instrument and a future right, which is subject to fair value. Accordingly, at inception the future right was recorded as an other asset in the Company’s consolidated balance sheet at its fair value equal to 10% of the second closing amount, or $2.3 million. The remaining proceeds from the first closing were allocated to the shares of common stock issued in the first closing and to the warrants as such instruments are equity-classified. The future right was subject to remeasurement at each reporting date and the Company used the Monte Carlo simulation method to determine fair value of approximately $3.8 million as of December 31, 2023 and zero as of December 31, 2024 as the second closing did not occur. The Company incurred insignificant issuance costs related to the Private Placement.

9.	Licensing Revenue Agreement

Merck

In June 2023, the Company achieved a development milestone pursuant to the Merck Neuromuscular License Agreement, which triggered a $5.0 million payment. This collaboration focused on the discovery and development of novel candidates for the treatment of ALS. Merck will continue to advance the research program for the ALS pipeline, one of the two pipeline programs licensed under the Merck Neuromuscular License Agreement. As a result, the Company is eligible to receive up to an additional $255.0 million in development milestones, sales milestones and royalties on net sales. Following this milestone, Merck will assume sole responsibility for all future development and commercialization for the ALS program. The Company recognized revenue of zero for the year ended December 31, 2024 and one-time licensing revenue of $5.0 million for the year ended December 31, 2023 under the Merck Neuromuscular License Agreement.

10. Collaboration Agreement

The following table shows the activity for the Company’s collaboration revenue agreement and deferred revenue (in thousands):

	December 31,
	2024	2023
	(in thousands)
Balance as of beginning of period	$—	$442
Decrease for provision of research services	—	(442)

Balance as of end of period	$—	$—

Merck

In connection with the Kineta-Yumanity Merger, the Company became the successor in interest to the Merck Neuromuscular License Agreement with Merck to support research, development and commercialization of products for treatment of neuromuscular diseases, including amyotrophic lateral sclerosis (“ALS”). The Company recognized collaboration revenue of zero for the year ended December 31, 2024 and $442,000 for the year ended December 31, 2023, due to completion of research and development services provided by us. As of

KINETA, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023, the Company had zero in deferred revenue under the Merck Neuromuscular License Agreement.

11. Stock-Based Compensation

2008 Equity Incentive Plan

The Company’s 2008 Equity Incentive Plan (the “2008 Plan”) provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards and restricted stock units to employees and non-employee service providers of the Company. Under the 2008 Plan, the exercise price of stock options granted were at 100% of the estimated fair market value of the Company’s common stock on the date of grant and the contractual term of stock options granted were between five and ten years. Options become vested and, if applicable, exercisable based on terms determined by the Company’s board of directors or other plan administrator on the date of grant, which is continued employment or service as defined in each option agreement.

In 2018, the 2008 Plan expired and 86,000 stock options granted prior to the 2008 Plan expiration remain outstanding as of December 31, 2024.

2010 Equity Incentive Plan

The Company’s 2010 Equity Incentive Plan (the “2010 Plan”) provided for the grant of incentive stock option, non-statutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards to employees and non-employee service providers of the Company. Under the 2010 Plan, the exercise price of stock options granted were at 100% of the estimated fair market value of the Company’s common stock on the date of grant and the contractual term of stock options granted did not exceed ten years. Options become vested and, if applicable, exercisable based on terms determined by the Company’s board of directors or other plan administrator on the date of grant, which is continued employment or service as defined in each option agreement. Stock appreciation rights (“SARs”) provide a participant with the right to receive the aggregate appreciation in stock price over the market price of the Company’s common stock at the date of grant, payable in cash. The rights granted have varying vesting terms, including SARs that vest immediately on the grant date and upon satisfaction of the service-based requirement, typically three to five years. The maximum fair value is limited to four times the exercise price.

In February 2020, the 2010 Plan expired and 99,000 stock options granted prior to the expiration remain outstanding as of December 31, 2024.

2020 Equity Incentive Plan

The Company’s 2020 Equity Incentive Plan (the “2020 Plan”) authorizes the grant of equity awards for up to 206,000 shares of the Company’s voting common stock and 206,000 of the Company’s non-voting common stock.

The 2020 Plan provides for the grant of incentive stock options, non-statutory stock options and restricted stock to employees and non-employee service providers. Under the 2020 Plan, the contractual term of stock options shall not exceed ten years and the exercise price of stock options granted shall not be less than 100% of the estimated fair market value of the Company’s common stock on the date of grant. However, the exercise price of incentive stock options granted to a 10% stockholder shall not be less than 110% of the fair market value of the common stock on the date of grant and the contractual term shall not exceed ten years. Options become vested and, if applicable, exercisable based on terms determined by the Company’s board of directors or other plan

KINETA, INC.

Notes to Consolidated Financial Statements

administrator on the date of grant, which is continued employment or service as defined in each option agreement. Restricted stock has vesting terms that vest immediately on the grant date or upon satisfaction of the service-based requirement, typically four years or the performance-based requirement. The Company has a repurchase right exercisable upon termination of continuous service with respect to restricted stock for any shares that are issued and unvested.

In December 2022, the 2020 Plan expired and 181,000 stock options granted prior to the 2020 Plan expiration remain outstanding as of December 31, 2024.

2022 Equity Incentive Plan

In December 2022, the Company approved the 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan provides for the grant of incentive stock option, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights (“SARs”), performance units and performance shares to employees, directors and independent contractors of the Company. Under the 2022 Plan, the exercise price of stock options grants shall be at 100% fair market value of the Company’s common stock on the date of grant and the contractual term of stock options granted shall not exceed ten years. Options become vested and, if applicable, exercisable based on terms determined by the Company’s board of directors or other plan administrator on the date of grant, which is continued

employment or service as defined in each option agreement. SARs provide a participant with the right to receive the aggregate appreciation in stock price over the market price of the Company’s common stock at the date of grant, payable in cash or in shares of equivalent value.

Stock Option Activity

The following table summarizes stock option activity under the Company’s equity incentive plans:

	Outstanding Stock Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
	(in thousands, except per share amounts and years)
December 31, 2023	1,975	$9.00	7.6	$604
Granted	1,028	$0.38
Exercised	—	$—
Forfeited	(506)	$7.07
Expired	(166)	$11.39

Outstanding as of December 31, 2024	2,331	$5.45	8.2	$—

Exercisable as of December 31, 2024	1,295	$8.67	7.6	$—

Annual Stock Awards and Employee Retention Policy

On April 11, 2024, the Compensation Committee of the Board approved and on April 14, 2024, the Board approved and adopted the Annual Stock Awards and Employee Retention Policy (the “Policy”), which will provide retention awards to key employees, including certain of the Company’s named executive officers. Under the Policy, the Company’s former Chief Executive Officer and the Company’s Chair of the Board, Shawn Iadonato, Ph.D., the Company’s President, Craig W. Philips, the Company’s Chief Financial Officer, Keith A.

KINETA, INC.

Notes to Consolidated Financial Statements

Baker, and the Company’s Chief Scientific Officer, Thierry Guillaudeux, Ph.D., received option awards to purchase 225,000, 225,000, 225,000 and 225,000 shares of the Company’s common stock, respectively. The awards are subject to three-part vesting: (i) 25% of the shares will vest upon award; (ii) 50% of shares will vest in the event of a Transaction or a Qualified Transaction, as such terms are defined in the Policy; and (iii) 25% of the shares will vest and become exercisable over the 36-month period following the award on the one-month anniversary of the vesting commencement date, subject to the optionee’s continued service through each vesting date.

Nonrecourse Promissory Notes for Stock Options Exercised

In March 2021, an employee exercised 56,000 vested stock options and entered into a nonrecourse promissory note in the amount of $0.4 million with the Company. The promissory note provides for a fixed interest rate of 2.0% and payment is required upon the earlier of (i) the sale of the Company, (ii) the borrower’s sale of any of the shares, (iii) five years from the date the promissory note agreement was executed, and (iv) material breach by borrower of any written agreements with the Company, including but not limited to the employment agreement and Company policies. Payment may also be triggered in other specified circumstances. The promissory note remains outstanding as of December 31, 2024.

Fair Value of Stock Options

The fair value of stock options granted for employee and non-employee awards was estimated at the grant date using the Black-Scholes option pricing model based on the following assumptions:

	Years Ended December 31,
	2024	2023
Expected volatility	121.8% -124.9%	111.1% -113.1%
Expected term (years)	1.00	5.35 - 6.08
Risk-free interest rate	4.19% - 5.07%	3.4% - 4.4%
Expected dividend yield	0%	0%

Restricted Stock

The Company has granted RSUs under its equity incentive plans with both service-based and performance-based vesting conditions. As of December 31, 2024, the Company had zero outstanding RSUs.

The following table summarizes the Company’s restricted stock activity consisting of RSUs:

	Number of Restricted Stock (RSUs)	Weighted- Average Grant Date Fair Value Per Share
Outstanding and unvested as of December 31, 2023	7,516	$27.14
Exercised/Released	(6,484)	$27.20
Cancelled/Forfeited	(1,032)	$26.16

Outstanding and unvested as of December 31, 2024	—

KINETA, INC.

Notes to Consolidated Financial Statements

Stock-Based Compensation

The following table summarizes total stock-based compensation included in the Company’s consolidated statements of operations:

	Years Ended December 31,
	2024	2023
	(in thousands)
Research and development	$259	$608
General and administrative	981	3,246

Total stock-based compensation	$1,240	$3,854

As of December 31, 2024, there was $920,000 of unrecognized stock-based compensation related to stock options outstanding, which is expected to be recognized over a weighted-average remaining service period of 1.6 years.

12. Income Taxes

The Company had no income tax expense for the years ended December 31, 2024 and 2023 due to its history of operating losses. The components of income tax expense (benefit) are as follows:

	Years Ended December 31,
	2024	2023
	(in thousands)
Deferred	$(2,896)	$(2,000)
Change in valuation allowance	2,896	2,000

Total	$—	$—

A reconciliation of the Company’s federal income tax rate and effective income tax rate is as follows:

	Years Ended December 31,
	2024	2023
Federal income taxes	21.0%	21.0%
Research and development tax credits	1.4%	2.7%
Change in valuation allowance	(17.0)%	(14.2)%
Debt fair value adjustment	(4.7)%	2.3%
Stock based compensation	(0.6)%	(6.7)%
Expiration of capital loss carryforward	(0.1)%	(2.1)%
Deferred reconciliation adjustments	0.0%	(2.4)%
Transaction costs	0.0%	(0.4)%
Other, net	0.0%	(0.2)%

Effective income tax rate	0.0%	0.0%

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are summarized as follows:

KINETA, INC.

Notes to Consolidated Financial Statements

	Years Ended December 31,
	2024	2023
	(in thousand)
Deferred tax assets:
Net operating losses	$148,105	$145,232
Research and development credits	23,130	22,899
Capitalized research and development expenses	4,212	4,409
Stock-based compensation	1,961	1,807
Operating lease liability	—	115
Capital loss carryforward	—	19
Accrued expenses	126	214
Intangibles	48	57

Total deferred tax assets	177,582	174,752
Less: Valuation allowance	(177,533)	(174,637)

Total deferred tax assets less valuation allowance	49	115
Deferred tax liabilities:
Partnership basis deferred	(49)	(15)
Right-of-use asset	—	(100)

Total deferred tax liabilities	(49)	(115)

Net deferred tax assets	$—	$—

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the Company’s recent history of operating losses, the Company believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance on its deferred tax assets. The valuation allowance increased by $2.9 million for the year ended December 31, 2024 and $2.0 million for the year ended December 31, 2023.

As of December 31, 2024, the Company has federal net operating loss carryforwards of approximately $563.3 million of which approximately $304.2 million begins to expire in 2027. The remaining balance can be carried forward indefinitely with utilization limited to 80% of future taxable income. The Company has general business credit carryforwards of $24.2 million as of December 31, 2024, which will begin to expire in 2027. As of December 31, 2024, the Company has state net operating loss carryforwards of $489.9 million, which will begin to expire in 2030.

Utilization of U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 (“Section 382”), and corresponding provisions of state law, due to ownership changes that may have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. The Company continues to evaluate whether a change of control has occurred for previous mergers and other shareholder events. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

The Tax Cuts and Jobs Act contained a provision which requires the capitalization of Section 174 costs incurred in years beginning on or after January 1, 2022. Section 174 costs are expenditures which represent research and

KINETA, INC.

Notes to Consolidated Financial Statements

development costs that are incident to the development or improvement of a product, process, formula, invention, computer software, or technique. This provision changes the treatment of Section 174 costs such that the expenditures are no longer allowed as an immediate deduction but rather must be capitalized and amortized. The Company has included the impact of this provision, which results in a deferred tax asset of approximately $4.2 million as of December 31, 2024 and approximately $4.4 million as of December 31, 2023.

On August 16, 2022, the Inflation Reduction Act (“IRA”) was enacted into US law. Effective for tax years beginning after December 31, 2022, the IRA imposes a 15% corporate minimum tax, a 1% excise tax on share repurchases, and creates and extends certain tax-related energy incentives. Management does not expect the tax-related provisions of the IRA to have a material impact on the Company’s consolidated financial statements.

Unrecognized Tax Benefits

The unrecognized tax benefits, if recognized, would not have an impact on the Company’s effective tax rate assuming the Company continues to maintain a full valuation allowance position. As of December 31, 2024, no significant increases or decreases are expected to the Company’s uncertain tax positions within the next twelve months.

	Years Ended December 31,
	2024	2023
	(in thousands)
Beginning balance of unrecognized tax benefits	$1,000	$828
Gross increases based on tax positions related to current year	77	172

Ending balance of unrecognized tax benefits	$1,077	$1,000

Interest and penalties related to the Company’s unrecognized tax benefits accrued as of December 31, 2024 were not material. The Company does not expect its uncertain tax positions to have material impact on its consolidated financial statements within the next twelve months. All of the unrecognized tax benefits as of December 31, 2024 are accounted for as a reduction in the Company’s deferred tax assets.

The Company files federal and state income tax returns subject to varying statutes of limitations. Due to net operating loss carryforwards, the Company’s income tax returns generally remain subject to examination by federal and state tax authorities.

13. Net Loss Per Share

The following table summarizes the computation of basic and diluted net loss per share:

	Years Ended December 31,
	2024	2023
	(in thousands, excepts per share amounts)
Numerator:
Net loss attributable to Kineta, Inc.	$(17,132)	$(14,099)

Denominator:
Weighted-average common shares outstanding, basic and diluted(1)	12,100	11,054
Net loss per share, basic and diluted	$(1.42)	$(1.28)

KINETA, INC.

Notes to Consolidated Financial Statements

1.

Included in the denominator for the years ended December 31, 2024 and 2023, were 286,000 and 628,000 weighted-average shares of common stock warrants, respectively, with exercise prices of $0.001 and $0.14 issued for nominal consideration.

The following outstanding potentially dilutive common stock equivalents were excluded from the computation of diluted net loss per share as of the periods presented because including them would have been antidilutive:

	Years Ended December 31,
	2024	2023
	(in thousands)
Warrants to purchase common stock	2,559	2,560
Common stock options	2,331	1,975
Vested restricted stock subject to recall	56	56
Unvested restricted stock subject to repurchase	—	8

Total	4,946	4,599

Defined Contribution Plan

The Company sponsors a 401(k) Plan whereby all employees are eligible to participate in the 401(k) Plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the 401(k) plan, subject to certain limitations. The Company provided matching contributions of $51,000 for the year ended December 31, 2024 and $115,000 for the year ended December 31, 2023.

14. Related Party Transactions

Stock Purchases

Pursuant to the Settlement Agreement, on April 23, 2024, the Company issued 903,995 shares of its common stock to a company controlled by a director.

During the year ended December 31, 2023, five members of the Company’s executive management purchased 43,000 shares of the Company’s common stock on the open market and one director of the Company purchased 5,000 shares of the Company’s common stock on the open market.

RSU Vesting

During the year ended December 31, 2024, the Company issued 5,000 shares of its common stock to members of the Company’s executive management upon vesting of restricted stock units. During the year ended December 31, 2023, the Company issued

123,000 shares of its common stock to members of the Company’s executive management and 10,000 shares to directors of the Company, upon vesting of restricted stock units.

Warrant Exercises

During the year ended December 31, 2023, the Company issued 3,000 shares of its common stock to members of the Company’s executive management and 64,000 shares to a director of the Company, upon exercise of outstanding warrants.

KINETA, INC.

Notes to Consolidated Financial Statements

15. Segment Reporting

The Company operates as a single reportable segment, which is primarily engaged in the development of next-generation immunotherapies. The Company has concluded that its President is the chief operating decision maker (“CODM”) for the year ended December 31, 2024 and its former CEO and President together were the CODM for the year ended December 31, 2023. The CODM reviews the Company’s performance and allocates resources on a consolidated basis. As a result, all financial information is disclosed in accordance with ASC 280-10 for a single reportable segment.

Basis of Presentation

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. Segment information is prepared on the same basis that the CODM uses for internal management reporting.

Segment Information

The following table presents information about the Company’s segment for the years ended December 31, 2024 and 2023:

	Years Ended December 31,
	2024	2023
	(in thousands)
Revenue	$—	$5,442
Operating Loss	$(13,532)	$(15,723)
Segment Assets	$1,019	$10,281
Capital Expenditures	$—	$—
Depreciation and Amortization	$—	$9

Significant Expenses:

The following table presents the Company’s significant operating expenses for the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024			Year Ended December 31, 2023
	Research and Development	General and Administrative	Total	Research and Development	General and Administrative	Total
Operating expenses:
Personnel	$920	$2,912	$3,832	$1,636	$6,719	$8,355
Facilities	94	642	736	428	934	1,362
Professional Services	—	3,175	3,175	44	2,968	3,012
Travel	31	92	123	15	185	200
Insurance and Other	68	1,055	1,123	58	1,356	1,414
Research and development—Direct	4,255	—	4,255	6,782	—	6,782
Office Expenses	19	268	287	51	323	374
Taxes	—	1	1	9	(352)	(343)
Depreciation	—	—	—	—	9	9

Total operating expenses	$5,387	$8,145	$13,532	$9,023	$12,142	$21,165

KINETA, INC.

Notes to Consolidated Financial Statements

Entity-Wide Disclosures

In addition to the segment information, the Company provides entity-wide disclosures about its products and services, geographic areas, and major customers. The Company did not generate revenue for the year ended December 31, 2024 and generated license and collaboration revenue from one customer located in the United States for the year ended December 31, 2023.

The Company currently operates only in the United States and there were no long-lived assets outside of the United States as of December 31, 2024 and 2023.

16. Subsequent Events

The Company evaluated subsequent events through the date these consolidated financial statements were issued to determine if they must be reported. The management of the Company determined there were no reportable subsequent events other than as described below.

Clinical Trial Funding Agreement

Subsequent to December 31, 2024, pursuant to the Clinical Trial Funding Agreement, the Company received cash of $552,000 from TuHURA to reimburse the Company for clinical trial expenses related to KVA12123 and received cash of $250,000 as a loan.

Pacira Asset Sale

On January 8, 2025, Kineta’ subsidiary, KCP, entered into an exclusivity agreement (“KCP506 Exclusivity Agreement”) with Pacira Pharmaceuticals, Inc. (“Pacira”). Pursuant to the KCP506 Exclusivity Agreement, the Company received cash of $50,000 as an exclusivity payment from Pacira in January 2025.

On February 4, 2025, KCP entered into an Asset Purchase Agreement (the “Pacira APA”) with Pacira. Under the terms of the Pacira APA, Pacira will acquire certain assets from Kineta related to the development of KCP-506. The assets being acquired include intellectual property rights, assumed contracts, permits, inventory, tangible personal property, business records, warranties, and deposits. The purchase price for these assets is $450,000, which will be paid in cash, plus the assumption of certain liabilities associated with the acquired assets. The Pacira APA stipulates that the assets will be transferred free and clear of all encumbrances. Additionally, the Pacira APA includes provisions for indemnification, confidentiality, and further assurances to facilitate the smooth transfer and continued operation of the acquired assets. The closing of the transaction is subject to customary closing conditions and is expected to occur in the first quarter of 2025. In February 2025, the Company received cash of $450,000 pursuant to the asset purchase agreement.

HCRX Asset Sale

The license agreements with each of Merck & Co., Inc., Genentech, Inc. and FAIR Therapeutics, B.V., (collectively, the “Partnered Programs”) were sold to HCRX pursuant to the HCRX Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the HCRX Agreement, Kineta will sell to HCRX all of Kineta’s rights, title and interest in and to the Partnered Programs, for a purchase price of $1.00 in cash and the right to receive 72.5% or 45%, as applicable, of any milestone or royalty payments payable to Kineta pursuant to the Partnered Programs for a period not to exceed six years.

KINETA, INC.

Notes to Consolidated Financial Statements

GigaGen

VISTA Agreement Third Amendment

On January 29, 2025, Kineta and GigaGen entered into the Third Amendment to Option and License Agreement (the “Third Amendment to VISTA Agreement”) to, among other things, amend the development and regulatory milestone payments under the VISTA Agreement. Pursuant to the Third Amendment to VISTA Agreement, GigaGen is eligible to receive approximately $20.3 million in development and regulatory milestone payments, including payments previously paid by Kineta.

CD27 Asset Transfer

GigaGen and Kineta entered into a Termination and Mutual Release Agreement, effective January 29, 2025, to terminate their existing CD27 Agreement. The termination is mutually agreed upon and is not due to any fault or breach by either party. GigaGen waived all accrued fees amounting to $180,000 and any future payments from Kineta. Kineta assigned all rights to its sole and joint inventions and patents related to the CD27 program back to GigaGen and transferred all related data and regulatory filings. Both parties released each other from any claims related to the CD27 Agreement and agreed to maintain confidentiality and cooperate in perfecting the transfer of intellectual property.

Annex A

AGREEMENT AND PLAN OF MERGER

among

TUHURA BIOSCIENCES, INC.,

HURA MERGER SUB I, INC.

HURA MERGER SUB II, LLC

KINETA, INC.

and

CRAIG PHILIPS,

solely in his capacity as STOCKHOLDERS REPRESENTATIVE

Dated as of December 11, 2024

A-i

(Continued)

A-ii

(Continued)

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter to referred to as this “Agreement”), dated as of December 11, 2024, is made by and among TuHURA Biosciences, Inc., a Nevada corporation (“Parent”), Hura Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Parent (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), Kineta, Inc., a Delaware corporation (the “Company”) and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of the Company (the “Stockholders Representative”), but solely with respect to the provisions expressly applicable to the Stockholders Representative as set forth herein.

RECITALS

WHEREAS, Parent, the Merger Subs and the Company wish to effect a business combination, on the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of the Delaware (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), pursuant to which: (a) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to herein as the “Surviving Entity”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving company of the Second Merger (Merger Sub II, in its capacity as the surviving company of the Second Merger, is sometimes referred to herein as the “Surviving Company”);

WHEREAS, Parent, the Merger Subs and the Company intend that the Mergers, taken together, qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code and this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, the boards of directors of Parent and the Merger Sub I and the sole member of Merger Sub II have each unanimously approved this Agreement and declared it advisable for Parent and the Merger Subs, respectively, to enter into this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth in this Agreement, unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (iii) resolved and agreed to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, as a condition to and inducement to Parent’s and the Merger Subs willingness to enter into this Agreement, simultaneously with the execution of this Agreement, all of the members of the Company Board and the Company’s executive officers, including each of their Affiliates which hold Shares, are entering into support agreements with Parent and the Merger Subs, substantially in the form attached hereto as Exhibit A-1 (the “Company Support Agreements”);

WHEREAS, as a condition to and inducement to Company’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, all of the members of the board of directors of Parent and Parent’s chief executive officer and chief financial officer are entering into support agreements with the Company, substantially in the form attached hereto as Exhibit A-2 (the “Parent Support Agreements”);

WHEREAS, as a condition to and inducement to Parent’s and the Merger Subs willingness to enter into this Agreement, simultaneously with the execution of this Agreement, all of the members of the Company Board and the Company’s executive officers, including each of their Affiliates which hold Shares (as defined below), are entering into lock-up agreements with Parent and the Merger Subs, substantially in the form attached hereto as Exhibit B (the “Lock-Up Agreements”); and

WHEREAS, Parent, the Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, upon the terms and subject to the conditions set forth herein, Parent, the Merger Subs and the Company hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of DGCL, at the Effective Time, Merger Sub I and the Company will consummate the First Merger, pursuant to which Merger Sub I shall be merged with and into the Company, following which the separate corporate existence of Merger Sub I will cease, and the Company will continue as the Surviving Entity and as a direct, wholly-owned subsidiary of Parent (provided, that, references to the Company for periods after the Effective Time (as defined below) until the Second Effective Time (as defined below) will include the Surviving Entity). At the Second Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL and the DLLCA, the Surviving Entity will be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Entity will cease, and Merger Sub II will continue as the Surviving Company after the Second Merger and as a direct, wholly-owned subsidiary of Parent (provided, that the references to the Company or the Surviving Entity for periods after the Second Effective Time will include the Surviving Company).

Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at 9:00 A.M., Eastern Time, no later than the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the last to be satisfied or waived conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), remotely by electronic exchange of documents or at such other date, time or place as mutually agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub I will cause the First Merger to be consummated by filing the certificate of merger with respect to the First Merger in accordance with the relevant provisions of DGCL (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) (the time of such filing or such later time as may be agreed in writing by the Company and Parent and specified in the First Merger being the “Effective Time”). As soon as practicable following the Effective Time and in any case on the same day as the Effective Time, the Surviving Entity and Merger Sub II will cause the Second Merger to be consummated by filing the certificate of merger with respect to the Second Merger in accordance with the relevant provisions of DGCL and DLLCA (the “Second Certificate of Merger”) with the Delaware Secretary of State (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 1.4 Effects of the Mergers. At the Effective Time, the effect of the First Merger will be provided as in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Entity. At the Second Effective Time, the effect of the Second Merger will be provided as in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Surviving Entity and Merger Sub II shall vest in the Surviving Company, and all debts, liabilities and duties of the Surviving Entity and Merger Sub II shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Entity shall be amended and restated so that they read in their entirety the same as the certificate of incorporation and the bylaws of Merger Sub I as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub I shall be automatically amended and shall become references to the Surviving Entity, and, as so amended and restated, shall be the certificate of incorporation and the bylaws of the Surviving Entity until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub II shall be the certificate of formation and operating agreement of the Surviving Company, until thereafter amended in accordance with their terms and as provided by applicable Law.

Section 1.6 Directors and Officers of the Surviving Entity and the Surviving Company. The Company will take all lawful actions such that, from and after the Effective Time, the directors of the Surviving Entity will be the directors of Merger Sub I immediately prior to the Effective Time and the officers of the Surviving Entity are such individuals as are mutual agreed by the parties, each to hold office in accordance with the certificate of incorporation and the bylaws of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The Surviving Company will take all lawful actions such that, from and after the Second Effective Time, the officers of the Surviving Company will be the officers of the Surviving Entity in office immediately prior to the Second Effective Time, each to hold office as provided in the limited liability company agreement of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Mergers and without any action on the part of the Company, Parent, the Merger Subs or the holders of any shares of capital stock of the Company, Parent or the Merger Subs:

(a) Each share of common stock, par value $0.001 per share, of the Company (each a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) any Excluded Shares and (ii) any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive, without interest, the number of validly issued, fully paid and non-assessable shares of Parent Common Stock (rounded down to the nearest whole share subject to the payment of any cash in lieu of fractional shares as set forth herein) equal to the Initial Per Share Stock Consideration plus the Delayed Per Share Stock Consideration plus an amount in cash equal to the Per Share Cash Consideration plus the Disposed Asset Payment Right (collectively, the Initial Per Share Stock Consideration, the Delayed Per Share Stock Consideration, the Per Share Cash Consideration and the Disposed Asset Payment Right, the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, if any, to be paid in accordance with Section 2.6, without interest, and in each case, the right, if any, to receive pursuant to Section 2.6(k) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 2.1(a).

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or the Merger Subs immediately prior to the Effective Time (in each case, other than any such Shares held on behalf of third parties) (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.001 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Entity, which will constitute the only outstanding shares of capital stock of the Surviving Entity.

(d) Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger, and without any action on the part of any party, for any holders of any shares of capital stock of Parent, the Surviving Entity or Merger Sub II: (a) each share of common stock of the Surviving Entity issued and outstanding immediately prior to the Second Effective Time will be canceled and will cease to exist without any conversion thereof or payment thereof; and (b) the membership interests of Merger Sub II will be converted into and become membership interests of the Surviving Company, which will constitute all of the outstanding equity of the Surviving Company. From and after the Second Effective Time, the membership interests of Merger Sub II will be deemed for all purposes to represent the number of membership interests in which they were converted in accordance with the immediately preceding sentence.

(e) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change.

Section 2.2 Agreements Relating to Company Stock Options and Company Warrants.

(a) At the Effective Time, by virtue of the Mergers and without any action on the part of any Person, each In-the-Money Company Stock Option that is vested or unvested and held by a Person will be entitled to exercise such In-the-Money Company Stock Option as set forth in the applicable Optionholder Treatment Agreement and, upon such exercise, will be entitled to receive the Merger Consideration as set forth in Section 2.1(a).

(b) At the Effective Time, by virtue of the Mergers and without any action on the part of any Person, each Out-of-the-Money Company Stock Option held by a Person will be canceled and extinguished for no consideration.

(c) At the Effective Time, by virtue of the Mergers, the Pre-2023 Company Warrants, will terminate upon their terms if such Pre-2023 Company Warrants are not previously exercised. If the Pre-2023 Company Warrants are exercised prior to the Effective Time, as a holder of Shares, the holder of such former Pre-2023 Company Warrants will be entitled to receive the Merger Consideration as set forth in Section 2.1(a).

(d) At the Effective Time, by virtue of the Mergers, the 2023 Company Warrants, will be entitled to the benefits as set forth in the applicable Warrantholder Treatment Agreement.

Section 2.3 Disposed Asset Payment Right from Permitted Asset Dispositions. Immediately prior to the Closing, the Company will pay fees to the Exchange Agent to manage the disbursement of any cash payments received by the Company in connection with any Permitted Asset Disposition Agreements (any such payment right, a “Disposed Asset Payment Right”) from the Closing Date until three years after the Closing Date (the “Initial Period”). If any cash payment is received as the result of a Disposed Asset Payment Right by the Exchange Agent in connection with any Permitted Asset Disposition Agreement during the Initial Period, (a) the holders of Shares will be entitled to receive cash equal to such Disposed Asset Payment Right and (b) the Initial Period will be automatically extended for an additional three (3) years (the “Extended Period”); provided, that the Exchange Agent’s fees for managing the disbursement of any additional cash payments received as the result of a Disposed Asset Payment Right the Company in connection with any Permitted Asset Disposition Agreements during the Extended Period shall be funded through the deduction of the Exchange Agent’s fee from the initial payment amounts being disbursed to the holders of Shares pursuant to Section 2.3(a).

Section 2.4 Purchase Price Adjustment.

(a) Not later than two (2) Business Days before the Closing Date, the Company shall deliver to Parent and the Stockholders Representative, the Company’s estimates, along with reasonable supporting detail thereof, of the Closing Liabilities and Debt (the “Estimated Closing Liabilities and Debt”), Unpaid Company Transaction Expenses (the “Estimated Unpaid Company Transaction Expenses”), the Closing Net Working Capital Amount (the “Estimated Net Working Capital Amount”) (including a reasonably detailed description of each component thereof) and, based upon such Estimated Net Working Capital Amount, the difference between the Estimated Net Working Capital Amount and the Targeted Net Working Capital Amount (such surplus, if applicable, the “Estimated Net Working Capital Surplus” and such deficit, if applicable, the “Estimated Net Working Capital Deficit”), such estimates to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent unaudited financial statements in connection with the filing of its most recent quarterly report on Form 10-Q (the “Company Unaudited Financial Statements”) to the extent consistent with United States generally accepted accounting principles (“GAAP”). Based on such estimates and prior to Closing, the Company and Parent shall in good faith calculate and mutually agree on estimates of such amounts to be used for purposes of determining the Closing Adjusted Cash Consideration for purposes of Closing.

(b) As promptly as practicable, but in no event later than ninety (90) days following the Closing Date, Parent shall cause the Surviving Company, to deliver to the Stockholders Representative a schedule (the “Closing Date Schedule”), along with reasonable supporting detail thereof, setting forth in reasonable detail the Surviving Company’s calculation of Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses, such calculations to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing the Company Unaudited Financial Statements to the extent consistent with GAAP.

(c) From and after the delivery of the Closing Date Schedule, Parent shall cause the Surviving Company to provide the Stockholders Representative and any accountants or advisors retained by the Stockholders Representative with reasonable access (including electronic deliveries) to the books and records of the Surviving Company during normal business hours for the purposes of enabling the Stockholders Representative and its accountants and advisors to calculate, and to review the Surviving Company’s calculation of, Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses.

(d) If the Stockholders Representative disputes the calculation of any of Closing Liabilities and Debt, Closing Net Working Capital Amount, or Unpaid Company Transaction Expenses set forth in the Closing Date

Schedule, then the Stockholders Representative shall deliver a written notice (a “Dispute Notice”) to Parent at any time during the 45-day period commencing upon receipt by the Stockholders Representative of the Closing Date Schedule (as prepared by the Surviving Company in accordance with the requirements of Section 2.4(b) (the “Review Period”). The Dispute Notice shall set forth the basis and amount for each dispute of any such calculation in reasonable detail together with relating supporting documentation and calculations, as well as the alternative calculation with respect to each of the components of the Closing Date Schedule.

(e) If the Stockholders Representative does not properly deliver a Dispute Notice to the Surviving Company prior to the expiration of the Review Period, Parent’s calculation of Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule shall be deemed final and binding on Parent, the Surviving Company, the Stockholders Representative and the stockholders of the Company immediately prior to the Effective Time for all purposes of this Agreement.

(f) If the Stockholders Representative delivers a Dispute Notice to Parent prior to the expiration of the Review Period, then the Stockholders Representative and Parent shall negotiate in good faith to reach agreement on Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses. Notwithstanding anything in this Agreement to the contrary, if the Stockholders Representative and Parent are unable to reach agreement on Closing Liabilities and Debt, Closing Net Working Capital Amount, and Unpaid Company Transaction Expenses within thirty (30) days after the end of the Review Period either party shall have the right to refer such dispute to BDO USA, P.C., or if BDO USA, P.C. declines to serve, such other nationally or regionally recognized independent accounting firm that is mutually agreed upon in writing by Parent and the Stockholders Representative, (such firm, or any successor thereto, being referred to herein as the “Accounting Firm”) for resolution after such 30-day period, provided, that the parties may mutually agree in writing to extend such period before the dispute is referred to the Accounting Firm. In connection with the resolution of any such dispute by the Accounting Firm: (A) each of Parent and the Stockholders Representative shall have a reasonable opportunity to meet with the Accounting Firm; (B) the Accounting Firm shall determine Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses in accordance with the terms of this Agreement within thirty (30) days of such referral and upon reaching such determination shall deliver a copy of its calculations (the “Determination”) to the Stockholders Representative and Parent; and (C) the Determination made by the Accounting Firm of Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses shall be final and binding on Parent, the Surviving Company, the Stockholders Representative and the stockholders of the Company immediately prior to the Effective Time for all purposes of this Section 2.4, absent manifest error. In calculating Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses, (x) the Accounting Firm shall be limited to addressing any particular disputes referred to in the Dispute Notice and (y) each such amount shall be no greater than the higher corresponding amount calculated by the Stockholders Representative or Parent and no lower than the lower corresponding amount calculated by the Stockholders Representative or Parent. The Determination shall reflect in detail the differences, if any, between Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses reflected therein and Closing Liabilities and Debt, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule. The fees and expenses of the Accounting Firm shall be borne by Parent and the Stockholders Representative (on behalf of the stockholders of the Company immediately prior to the Effective Time) in proportion to how close each party’s position was to the Determination of the Accounting Firm.

Section 2.5 Delayed Merger Consideration. On the later of (a) the six (6) month anniversary of the Closing Date and (b) if there is an engagement of the Accounting Firm pursuant to Section 2.4, three (3) Business Days following the date of the Determination, Parent shall issue, or cause the Exchange Agent (by delivering the Company Delayed Share Consideration to the Exchange Agent for addition to the Exchange Fund) to pay, to each holder of Shares, a number of shares of Parent Common Stock equal to the Delayed Per Share Stock Consideration.

Section 2.6 Exchange and Payment.

(a) Prior to the Effective Time, Parent and Merger Sub I shall enter into an agreement (in a form reasonably acceptable to the Company) with such bank or trust company reasonably acceptable to the Company to act as exchange agent for the stockholders of the Company in connection with the Mergers (the “Exchange Agent”) and Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, (i) an aggregate number of shares of Parent Common Stock to be issued in book-entry form and (ii) an aggregate amount of cash, in each case, comprising approximately the amounts required to be delivered pursuant to Section 2.1(a) in respect of Shares. In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Effective Time cash in lieu of any fractional shares payable pursuant to Section 2.6(k). All shares of Parent Common Stock and cash deposited with the Exchange Agent pursuant to this Section 2.6(a) shall hereinafter be referred to as the “Exchange Fund.” The Exchange Fund shall not be used for any purpose other than to fund the aggregate Merger Consideration payable pursuant to Section 2.1(a). Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, incurred by it in connection with the exchange of Shares for the Merger Consideration.

(b) Promptly after the Effective Time and in any event not later than the fifth (5th) Business Day following the Effective Time, the Surviving Company shall cause the Exchange Agent (i) in the case of each holder of record as of the Effective Time of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Merger Consideration, to mail (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in customary form and (B) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration and (ii) in the case of each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), to mail customary provisions regarding delivery of an “agent’s message” with respect to such Book-Entry Shares. Upon surrender of a Certificate or Book-Entry Shares to the Exchange Agent, together with, in the case of certificated Shares, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange for the Shares formerly represented by such Certificate or Book-Entry Shares (other than Excluded Shares and Dissenting Shares) the Merger Consideration for each such Share and any cash in lieu of fractional shares pursuant to Section 2.6(k), and the Certificate and Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration.

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and shall be properly transferred, and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d) Until surrendered as contemplated by this Section 2.6, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, pursuant to this Article II, without any interest thereon.

(e) All Merger Consideration paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time,

Certificates are presented to the Surviving Company or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis. If for any reason (including investment losses) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder (but subject to Section 2.7), Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be the property of, and shall be payable to, Parent.

(g) At any time following the date that is twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it or its designee any funds (including any interest received with respect thereto) which have been made available to the Exchange Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to Parent and the Surviving Company (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificate. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Shares for the Merger Consideration. None of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by the Company’s stockholders at such date as is immediately prior to the time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Laws, become the property of the Surviving Company, free and clear of any claims or interests of any such stockholders or their successors, assigns or personal representatives previously entitled thereto.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if reasonably required by the Surviving Company, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(i) Notwithstanding anything to the contrary in this Agreement, no holder of uncertificated Shares held through the Depository Trust Company will be required to provide a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.1(a).

(j) The stock transfer books of the Company shall be closed immediately upon the Effective Time, and there shall be no further registration of transfers of Shares thereafter on the records of the Company. At or after the Effective Time, the Certificates or Book-Entry Shares shall, subject to compliance with the provisions of this Article II by the holder thereof and subject to Section 2.7, represent only the right to receive the Merger Consideration with respect to the Shares formerly represented thereby.

(k) Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 2.6(k) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the Parent Share Value.

Section 2.7 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent required by the DGCL, any Shares issued and outstanding immediately prior to the Effective Time and that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 2.1(a). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Shares, and, prior to the Effective Time, Parent shall have the right to participate in any negotiations and proceedings with respect to any such demands and, for the avoidance of doubt, control the negotiations and proceedings after the Effective Time. The Company shall not, without the prior consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle, any such demands.

Section 2.8 Withholding. Each of the Exchange Agent, the Surviving Company, the Merger Subs and Parent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any portion of the consideration otherwise payable pursuant to this Agreement to any holder of Shares, or other payment otherwise payable pursuant to this Agreement, such amounts as the Exchange Agent, the Surviving Company, the Merger Subs or Parent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of any other Tax Law, and the amounts so withheld and paid over to the appropriate taxing authority by the Exchange Agent, the Surviving Company, the Merger Subs or Parent, as the case may be, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Company, the Merger Subs or Parent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in (or incorporated by reference into) the Company SEC Documents filed with the Securities and Exchange Commission (the “SEC”) or furnished to the SEC after December 31, 2023 and prior to the date of this Agreement (but excluding disclosure of risks included in any “Risk Factors” section or “forward-looking statements” disclaimer or any other statements that are similarly predictive, cautionary, protective or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in any particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and the Merger Subs as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures to be so organized, existing and in good standing, to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any event, change, circumstance, occurrence or effect that would, individually or in the aggregate, have a material adverse effect (A) on the assets (taken as a whole), business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, circumstance, occurrence or effect arising out of, attributable to or resulting from, alone or in combination, (1) changes in general economic, financial market, business or geopolitical conditions, (2) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, (3) any epidemic, pandemic, disease outbreak or other public health-related event, natural disasters (including, but not limited to, earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, changes in weather), calamities and other force majeure events, (4) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (5) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (6) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving risk to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (7) any outbreak or escalation of hostilities, any acts of war, cyber terrorism, cyber attacks, cyber intrusion, or terrorism or any other national or international calamity, crisis or emergency, (8) the announcement or pendency of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (9) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case, which is required or expressly contemplated by this Agreement (provided that the exceptions in clause (8) and this clause (9) shall not apply to the representations and warranties in Section 3.4(a)(ii) or (iii) solely with respect to the absence of any conflict with, or violation of, any Law or any breach or violation of, or default under, any Contract) or (10) any actions taken (or omitted to be taken) at the request of Parent; provided, that, solely with respect to clauses (1) through (4) and (7), the impact of such event, change, circumstance, occurrence or effect is not materially disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate (provided that (x) in the case of clause (3), such disproportionality shall be considered only to the extent that the economic damages (including damages attributable to business interruption) suffered by the Company and its Subsidiaries as a result of such natural disaster or calamity are not covered in all material respects by insurance (including business interruption insurance), subject to applicable deductibles, and then only with respect to those economic damages that are not covered by insurance, and (y) in the case of clause (7), such disproportionality shall be considered only to the extent that the economic damages (including damages attributable to business interruption) suffered by the Company and its Subsidiaries as a result of such outbreak or escalation of hostilities, acts of war, cyber terrorism, cyber attacks, cyber intrusion, or terrorism or other national or international calamity, crisis or emergency are not covered in all material respects by insurance (including business interruption insurance), subject to applicable deductibles, and then only with respect to those economic damages that are not covered by insurance); or (B) that would prevent or delay beyond the End Date, the Company’s ability to perform its obligations under this Agreement necessary to consummate the Mergers.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company

Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of (a) 125,000,000 Shares and (b) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of December 6, 2024 (the “Measurement Date”), (i) 12,265,496 Shares were issued and outstanding, all of which were validly issued, fully paid and non-assessable and were free of preemptive rights, (ii) no Shares were held in treasury, (iii) no shares of Preferred Stock were outstanding, (iv) an aggregate of 5,815,810 Shares were reserved for issuance pursuant to any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Stock Plans”) (of which 2,331,882 Shares were subject to outstanding option to purchase Shares (each, a “Company Stock Option”)) and (vi) 2,717,484 warrants to purchase Shares (the “Company Warrants”) are issued and outstanding. Except as set forth above and except for changes since December 6, 2024, resulting from the exercise of Company Stock Options outstanding on such date, as of the date of this Agreement, (A) there are not outstanding or authorized any (1) shares of capital stock or other voting securities of the Company, (2) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (3) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Section 3.2(a) of the Company Disclosure Letter sets forth a true and complete list of all outstanding Company Stock Options, indicating as applicable, with respect to each Company Stock Option then outstanding, the type of award granted, the number of Shares subject to such Company Stock Option, the name of the plan under which such Company Stock Option was granted, the date of grant, exercise or purchase price, the number of shares vested and the expiration dates thereof.

(b) Each of the outstanding shares of capital stock of the Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”). Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or organization.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Mergers and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Mergers and the other transactions contemplated hereby, subject, in the case of the consummation of the Mergers, only to the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and the Merger Subs, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board has unanimously adopted resolutions (i) determining that this Agreement, the Mergers and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) subject to Section 5.4, approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) resolving to recommend that the Company’s stockholders adopt this Agreement (this clause (iii), the “Recommendation”) and (iv) approving this Agreement and the transactions contemplated hereby for purposes of Section 203 of the DGCL, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.4.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, statute, treaty, rule, regulation, order, ordinance, writ, ruling, judgment, decree or binding determination of any arbitrator, court or Governmental Entity (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each (but for the sake of clarification, excluding purchase orders), a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Mergers and the other transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body, which includes, but is not limited to, any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filing with the Delaware Secretary of State of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL and the DLLCA, respectively and (iii) any such consent, approval, authorization, permit, action, filing or notification with any Governmental Entity or stock exchange the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished, as applicable, to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished, as applicable, to the SEC by the Company since January 1, 2023 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, each as in effect on the date the respective Company SEC Document was filed, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case giving effect to any amendments thereto filed or furnished prior to the date that is three Business Days before the date of this Agreement.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared, in all material respects, in accordance with the GAAP (except, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP, and complied in all material respects with the published rules and regulations promulgated by the SEC. Since January 1, 2023, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being maintained, in all material respects, in accordance with GAAP (to the extent applicable) and in accordance with applicable Law.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s president and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The president and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since January 1, 2023 (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of OTC Markets Group, in each case, that are applicable to the Company.

(h) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2023 (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since December 31, 2023, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement and (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.7 Absence of Certain Changes or Events. Since December 31, 2023 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and without limiting the foregoing, there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Material Adverse Effect; and none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(b).

Section 3.8 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets by or before any Governmental Entity and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers as contemplated by this Agreement.

Section 3.9 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with all Laws applicable to them or their businesses or activities, or by which any of their respective properties or assets are bound, except where any non-compliance would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses and operations, inclusive of all pre-clinical and clinical studies, as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.10 Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Plan, other than any employment, termination or severance letter or agreement for non-officer employees of the Company or its Subsidiaries and equity award grant notices and agreements, in each case to the extent documented on the Company’s standard forms made available to Parent and agreements with consultants entered into in the ordinary course of business. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof (or a description of any such unwritten Company Plan), including any amendments thereto, and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination or advisory letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description, summary of material modifications and other equivalent written communications by the Company or its Subsidiaries to their employees concerning such Company Plan, (iv) any communications with Government Entities concerning such Company Plan during the three (3) most recent years, (v) the nondiscrimination, coverage and other IRS limit testing reports for the three (3) most recent plan years, (vi) any agreements in effect between the Company or Subsidiary and any third party related to the insurance, funding, administration or operation of such Company Plan, including third party administration or professional employer organization agreements and (vii) if applicable, for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports. Since January 1, 2021, neither the Company nor its Subsidiaries have received any notice or demand informing the Company or such Subsidiary that it may be liable for an “employer shared responsibility payment” as contemplated by Section 4980H of the Code, the regulations issued thereunder, and the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations issued thereunder and rulings issued with respect thereto (the “Affordable Care Act”).

(b) With respect to the Company Plans, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.10 would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) each Company Plan has been established, maintained, funded, operated and administered in compliance with, its terms and applicable Laws;

(ii) each Company Plan subject to ERISA has been established, funded, and administered in accordance with its terms and in compliance with the applicable provisions of all applicable Laws, including ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions, premium payments, distributions or other payments required to be made under the terms of any Company Plan have been timely made;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a currently effective favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Company Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions; and

(v) no Company Plan is subject to Section 412 of the Code;

(vi) the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B of the Code, similar state Laws and the Affordable Care Act, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation; and

(vii) no payments or benefits under any Company Plan are, or are expected to be, subject to the disallowance of a deduction under Section 162(m) of the Code.

(c) Neither the execution and delivery of this Agreement and any related documents nor the consummation of the Mergers contemplated hereby will, either alone or in combination with any other event: (i) require the Company or any Subsidiary to fund any liabilities or place in trust or otherwise set aside any amounts in respect of any Company Plan, (ii) entitle any current or former Service Provider of the Company to any compensation or benefits due under any plan, program, agreement or arrangement including any Company Plan, (iii) result in the forfeiture of compensation or benefits under any Company Plan, (iv) accelerate the time at which any compensation, benefits or award may become payable, vested or required to be funded in respect of any current or former Service Provider of the Company, or (v) limit or restrict the right of the Company or any Subsidiary to merger, amend or terminate any Company Plan.

(d) None of the Company, any of its Subsidiaries or any entity within the same “controlled group” as the Company or any of its Subsidiaries within the meaning of Section 4001(a)(14) of ERISA or 414 of the Code (an “ERISA Affiliate”) has within the past five (5) years contributed or been obligated to contribute to (i) a multiemployer plan, as defined in Section 4001(a)(3) of ERISA or 3(37) of ERISA, (ii) a multiple employer plan, as defined in Section 413(c) of the Code, (iii) a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA, (iv) any plan or agreement that provides life, health or other non-pension benefits to any person beyond their retirement or other termination of service, other than coverage mandated by COBRA or other applicable Law (and for which the sole expense is borne by such Person) (v) a plan subject to Title IV of ERISA.

(e) No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any Subsidiary of the Company or any Company Plan to penalties or excise taxes under Sections 4980D, 4980H, 6721, 6722, 6055 or 6056 of the Code or under any provision of the Affordable Care Act. No Company Plan has been the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity within the last six (6) years.

(f) Neither the Company nor any Subsidiary of the Company is required to provide any gross-up, make-whole or other additional payment with respect to taxes, interests or penalties imposed under any Tax provisions, including Section 409A or Section 4999 of the Code.

(g) Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has at all times been operated in compliance with its terms and the operational and documentary compliance requirements of Section 409A of the Code and the Treasury Regulations and other applicable guidance thereunder.

Section 3.11 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union or labor organization. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no (a) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (b) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (c) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement. There has not been since December 31, 2022, and there is not pending or, to the knowledge of the Company, threatened any proceeding or inquiry asserted or instituted against the Company or any Subsidiary by any Governmental Entity relating to the legal status or the classification of an individual classified by the Company or any Subsidiary as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

Section 3.12 Employee Matters.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth the following information for each current employee of the Company and any of its Subsidiaries: (i) name or employee identification number; (ii) employing entity, in each case as of the date of this Agreement; (iii) job title; (iv) work location; (v) full time, part time, or temporary status; (vi) annual salary or hourly rate (as applicable); (vii) target annual bonus percentage for calendar year 2024; (viii) exempt or non-exempt status under the Fair Labor Standards Act; (ix) active/inactive status (and if inactive, start date of leave and expected return to work date); (x) balance of accrued, unused paid time off; and (xi) visa status, including visa type and expiration date, if applicable (the “Employee Census”).

(b) Section 3.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all individual (non-entity) independent contractors that have provided services to the Company in excess of $50,000 projected for the 2024 calendar year with the following information: (i) name; (ii) entity to which services are provided; (iii) description of services; (iv) start date and term of services; (v) compensation arrangement; (vi) location (state); and (vii) whether the relationship is governed by a written agreement.

(c) The Company has no material liability arising from the misclassification of any individual who is providing or within the past three years has provided services to the Company and is or was classified and treated as an independent contractor, consultant, leased employee or other non-employee Service Provider. There has not been since December 31, 2021, and there is not pending or, to the knowledge of the Company, threatened any proceeding or inquiry asserted or instituted against the Company or any Subsidiary by any Governmental Entity relating to the legal status or classification of an individual classified by the Company or any Subsidiary as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

(d) Since December 31, 2021, the Company is and has been in compliance, in all material respects, with all applicable labor and employment Laws, including those relating to fair employment practices, wage and hour, classification of employees and independent contractors, workers’ compensation, occupational safety and health, immigration, plant closings and mass layoffs. To the knowledge of the Company, the Company has accurate, completed I-9 forms for all current employees and former employees whose employment terminated within the twelve (12) months preceding the date hereof and all current employees are authorized to work in the United States. There is no pending or, to the knowledge of the Company, threatened action, suit, proceeding, hearing, investigation, charge, complaint or demand of any kind brought by or on behalf of, or otherwise involving, any current or former employee, current or former independent contractor, or involving or relating to the Company’s labor or employment practices, and since December 31, 2021, there has not been any such actions.

(e) The Company has timely paid all earned and accrued wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to current or former employees, or current or former independent under applicable Laws or by Contract.

(f) To the knowledge of the Company, the Company has not hired any employee or retained any independent contractor in violation of any confidential information and/or restrictive covenant agreement to which such employee or independent contractor is a party or is otherwise bound and no Person has made an allegation that the Company has hired any employee or retained any independent contractor in violation of any such confidential information or restrictive covenant agreement.

(g) The Company has, since December 31, 2021, reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or material policy violation allegations that have been reported or of which any of them is otherwise aware against any executive, managerial, or supervisory-level employee or former employee. With respect to each such allegation (except those it reasonably deemed to not have merit), the Company has taken prompt corrective action reasonably calculated to prevent further improper action. The Company does not reasonably expect any material liabilities with respect to any such allegations.

(h) No Company employee has experienced an “employment loss” under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”) on or within ninety (90) days prior to the Closing, at any site of employment where a Company employee is located. Within the past three years, the Company has not implemented any plant closing or layoff of employees triggering notice obligations under the WARN Act, nor is there presently any outstanding liability under the WARN Act, and no plant closings or employee layoffs affecting twenty-five (25) or more employees at any site of employment are currently contemplated, planned or announced.

Section 3.13 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are, and for the past five (5) years have been, in compliance with all applicable Environmental Laws, and possess and are in material compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate. Except as would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, (i) the Company and its Subsidiaries have not, in a manner that could give rise to liability under appliable Environmental Laws, released or disposed of any Materials of Environmental Concern in, on, under, from or affecting any property owned, leased or operated by the Company or any of its Subsidiaries, during the period of the Company’s or any of its Subsidiaries’ ownership operation or lease thereof (ii) neither the Company nor any of its Subsidiaries has transported, disposed of, or arranged for the disposal of any Materials of Environmental Concern at or to any facility, site, or location; (iii) neither the Company nor its Subsidiaries has received or is presently subject to an Environmental Claim or any other material liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matters have been threatened; and (iv) none of the Company or any of its Subsidiaries has assumed, undertaken, or provided an indemnity with respect to, or otherwise become subject to, liability of any other Person relating to Environmental Laws.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Claim” means any written directive, demand, request for information, notice of violation, notice of inspection, infraction, citation, action, suit, claim, or other legal proceeding by any Person alleging liability of whatever kind or nature relating to or arising out of (A) the presence, release of, or exposure to any Materials of Environmental Concern; or (B) any actual or alleged non-compliance with any Environmental Law or the term or condition of any Environmental Permit.

(ii) “Environmental Laws” means all applicable foreign, federal, state, or local statutes, laws (including common law), regulations, ordinances, codes, orders, directives or decrees concerning (A) pollution or protection of the environment (including, but not limited to, the quality of the ambient air, soil, soil vapor, surface water or groundwater), and/or the protection of human health or safety; or (B) the presence of or exposure to, or the management, manufacture, use, disclosure, containment, storage, recycling, reclamation, use, treatment, generation, release, transportation, processing, production, investigation, or remediation of Materials of Environmental Concern.

(iii) “Environmental Permits” means all Permits, required under applicable Environmental Laws.

(iv) “Materials of Environmental Concern” means any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, vapor, mineral or gas, in each case, whether naturally occurring or man-made: (a) that is subject to regulation, investigation, control, or remediation under Environmental Laws; (b) that is listed or defined as hazardous, acutely hazardous, a pollutant, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or words of similar import or regulatory effect under Environmental Laws; and (c) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, per- and polyfluoroalkyl substances, and polychlorinated biphenyls.

Section 3.14 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) All Tax Returns required to have been filed by or with respect to the Company or its Subsidiaries under applicable Laws have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns have been duly and accurately prepared in all material respects. The Company and its Subsidiaries have paid all material Taxes due and owing (whether or not shown on such Tax Returns), except to the extent that a reserve for Taxes has been established on the financial statements of the Company.

(b) The Company and its Subsidiaries have timely withheld and paid to the appropriate Governmental Entities all Taxes of the Company and its Subsidiaries that are required to have been withheld and paid, except to the extent that amounts withheld have been properly set aside in accounts for the purpose of making such timely payment.

(c) No deficiency for any amount of Tax has been asserted or assessed by a Governmental Entity in writing against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(d) There are no settlement agreements with the IRS and no pending, or the knowledge of the Company, threatened Tax audits, investigations, examinations, administrative or judicial proceedings with respect to any Taxes or Tax Returns of the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice from any taxing authority that it intends to commence such an audit, examination, investigation or proceeding.

(e) No extension or waiver of a statute of limitations relating to Taxes is currently in effect with respect to the Company or any of its Subsidiaries (other than those granted in connection with extensions of time to file Tax Returns obtained in the ordinary course of business). There are no liens for Taxes outstanding against any assets of the Company or any of its Subsidiaries other than for current Taxes not yet due and payable or being contested in good faith and for which appropriate reserves are established in the financial statements in accordance with GAAP.

(f) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code in the three years prior to the date of this Agreement.

(g) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes, other than a group of which the Company is the common parent. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person other than that of the Company or any Subsidiary under Treasury Regulation Section 1.1502-6 or any corresponding provision of state, local, or foreign income Tax law, as transferee or successor, by contract (other than Taxes imposed under customary provisions of commercial contracts entered into in the ordinary course of business the principal purpose of which is unrelated to Taxes), by operation of law, or otherwise.

(h) Neither the Company nor any of its Subsidiaries have participated in or are currently participating in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (A) change in method of accounting (or use of an improper method of accounting) for Tax purposes for a Tax period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date; (C) prepaid amount received on or prior to the Closing Date outside of the ordinary course of business, (D) use of the installment sale or open transaction method to report a disposition of property made prior to the Closing, or (E) any inclusion under Section 951(a) or Section 951A of the Code of income attributable to a tax period (or portion thereof) ending on or before the Closing Date.

(j) In the three (3) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any Tax ruling from a Governmental Entity or entered into any closing agreement in respect of Taxes, which ruling or agreement will be binding on the Company or any of its Subsidiaries after the Closing, and no such guidance or agreement has been requested.

(k) The Company and each of its Subsidiaries is and has at all times been resident for Tax purposes in its country of incorporation or formation and is not and has not at any time been resident in any other country for any Tax purposes or been subject to Tax in any country other than the country of incorporation or formation by virtue of having a branch, permanent establishment, place of control and management or other place of business in that country.

(l) Neither the Company nor any Subsidiary owns any stock or other ownership interests in (i) any corporation which is a passive foreign investment company within the meaning of Section 1297 of the Code or a controlled foreign corporation within the meaning of Section 957 of the Code with respect to which such Acquired Company is a “U.S. Shareholder” within the meaning of Section 951(b) of the Code; or (ii) any partnership, joint venture, limited liability company, or other entity taxed as a partnership or other pass through entity for U.S. federal income Tax purposes. No Acquired Company has made any election under Code Section 965(h) to defer the payment of any “net tax liability” as such term is defined in Code Section 965(h)(6).

Section 3.15 Contracts.

(a) Section 3.15 of the Company Disclosure Letter lists each Contract (other than Company Plans listed with respect to Section 3.10(a) and Contracts entered into in connection with a Permitted Asset Disposition) of the following types to which the Company or any of its Subsidiaries is a party:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) any Contract that materially limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the Mergers and the other transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Company) to compete in any line of business or with any Person or in any geographic area, or that restricts the right of the Company and its Subsidiaries (or, following the consummation of the Mergers and the other transactions contemplated by this Agreement, would limit the ability of Parent or any of its Subsidiaries, including the Surviving Company) to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status or any type of special discount rights;

(iii) any Contract with respect to the formation, creation, operation, management or control of a joint venture or partnership with another Person;

(iv) any Contract relating to Indebtedness incurred by the Company or any of its Subsidiaries, except for Permitted Indebtedness;

(v) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $500,000 or more (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

(vi) any Contract (other than Contracts with employees and individual independent contractors) that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $500,000 over the remaining term of such Contract;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing guarantee, “earn-out” or other contingent payment obligations, in each case that could result in payments in excess of $500,000;

(viii) any Contract that is a license agreement (including all regional licensing transactions), covenant not to sue agreement or co-existence agreement or similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, to which the Company or any of its Subsidiaries is a party and licenses in Intellectual Property owned by a third party or licenses out Intellectual Property owned by the Company or its Subsidiaries or agrees not to assert or enforce Intellectual Property owned by the Company or such Subsidiary, other than non-exclusive Contracts entered into in the ordinary course of business of the Company consistent for past practices for generally commercially available services, software, and products;

(ix) any Contract that obligates the Company or any of its Subsidiaries to make (A) any loan, or (B) any capital commitment or expenditure, except, in the case of clause (B), in the ordinary course of business consistent with practice and in an aggregate amount not greater than $500,000;

(x) any Contract that requires a consent to or otherwise contains a provision relating to a “change of control” that would or would reasonably be expected to prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement; or

(xi) any Contract with a top ten (10) supplier of the Company based on aggregate amounts paid by the Company and its Subsidiaries during the twelve (12)-month period ended December 31, 2023 or a top five (5) customer of the Company based on revenue earned during the twelve (12)-month period ended December 31, 2023.

Each contract of the type described in clauses (i) through (xi) is referred to herein as a “Material Contract.”

(b) Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto (as applicable) and, to the knowledge of the Company, any other party thereto. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as management has determined to be prudent in accordance with industry practices and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 3.17 Properties. Neither the Company nor any of its Subsidiaries own any real property. The Company or a Subsidiary of the Company owns and has good and marketable title to all of its tangible personal property and has valid leasehold interests in all of its leased properties (the “Leased Properties”) pursuant to the leases described on Section 3.17 of the Company Disclosure Letter (the “Leases”), necessary to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens and in all cases for those that are permissible under any applicable loan agreements and indentures and for title exceptions, defects, encumbrances, liens, charges, restrictions, restrictive covenants and other matters, whether or not of record, which in the aggregate do not materially affect the continued use of the property for the purposes for which the property is currently being used). The Leases are in full force and effect, and the Company has delivered to Parent and the Merger Subs true, correct and complete copies of the Leases. Neither the Company, nor any Subsidiary of the Company, (i) is in default under the Leases nor (ii) has assigned or pledged the Leases or rents or any interest under the Leases.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, registered service marks or registered trade names, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof and that are related to and used in the businesses of the Company or its Subsidiaries (collectively, “Company Registered IP”). The Company Disclosure Letter also sets forth a true and complete list of all unregistered trademarks, service marks, trade dress, or trade names owned by the Company or any of its Subsidiaries on the date hereof that are material to the businesses of the Company and its Subsidiaries taken as a whole (collectively, “Company Unregistered IP”). “Company IP” shall mean both of the Company Registered IP and Company Unregistered IP. No Company IP is involved in any litigation, interference, reissue, reexamination, opposition, cancellation or contested matter and, to the knowledge of the Company, no such action is or has been threatened in writing with respect to any of the Company IP. All Company IP is owned by the Company or one its Subsidiaries free and clear of all Liens, except for Permitted Liens. Neither the Company nor any of its Subsidiaries has received any written notice or claim in the three (3) years prior to the date hereof setting forth a reasonable basis for challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps designed to maintain the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps designed to safeguard any such information that is accessible through computer systems or networks.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, (i) the Company and its Subsidiaries are not infringing upon or misappropriating any patents, copyrights, trademarks, trade secrets, trade rights or other intellectual property rights (“Intellectual Property”) of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received since December 31, 2022 any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved, (ii) no third party is misappropriating or infringing any Company IP and (iii) no Company IP is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries.

Section 3.19 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and the Merger Subs, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under any other state Laws in the United States, including the DGCL, apply to this Agreement or any of the transactions contemplated hereby. The Company Board has taken all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and the consummation of Merger and the other transactions contemplated by this Agreement.

Section 3.20 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.21 Affiliate Transactions. Except for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document filed by the Company prior to the date hereof and for any intercompany agreements or as otherwise disclosed in or filed with a Company SEC Document, as of the date of this Agreement, no executive officer or director of the Company is a party to any Material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve (12) months.

Section 3.22 Foreign Corrupt Practices Act.

(a) In the last five (5) years, neither the Company, nor any Subsidiary of the Company nor, to the knowledge of the Company, any of their respective directors, officers, employees or, acting on the Company’s behalf, agents, in each case, acting in such capacity has, directly or indirectly, made, offered, promised or authorized any unlawful payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the US Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), foreign political party or official thereof or candidate for foreign political office for the purpose of: (1) influencing any official act or decision of such official, party or candidate; (2) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority; or (3) securing any improper advantage; in the case of (1), (2) and (3) above in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(b) In the last five (5) years, neither the Company, any Subsidiary of the Company nor, to the knowledge of the Company, any of their respective directors, officers, employees or, acting on the Company’s behalf, agents, in each case, acting in such capacity has made or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any applicable anti-bribery or anti-corruption Laws applicable in any foreign jurisdictions where the Company or any Subsidiary of the Company operates or otherwise conducts business.

(c) The Company has maintained systems of internal controls (including accounting systems, purchasing systems and billing systems) reasonably designed to facilitate compliance with the FCPA or any other applicable anti-bribery or anti-corruption Laws applicable in any foreign jurisdictions where the Company operates or otherwise conducts business.

(d) In the last five (5) years, neither the Company, nor any Subsidiary of the Company, nor, to the knowledge of the Company, any of their respective directors, officers, employees or, acting on the Company’s behalf, agents, in each case, acting in such capacity, has submitted any voluntary disclosure or received written notice that it is the subject of any pending governmental investigation, prosecution or other enforcement action related to the FCPA or any other similar anti-bribery or anti-corruption Laws in any foreign jurisdiction.

Section 3.23 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.24 Export Controls and Economic Sanctions.

(a) The Company and its Subsidiaries are presently operating in compliance, in all material respects, and for the past five (5) years have operated in compliance, in all material respects, with the Export Administration Act of 1979, as amended (50 U.S.C. app. 2401-2420) and the Export Administration Regulations (15 C.F.R. §§ 730-774); the Arms Export Control Act (22 U.S.C. § 2778) and the corresponding International Traffic in Arms Regulations (22 C.F.R. §§ 120 et seq.); the economic sanctions laws and regulations enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control; (31 C.F.R. Part 500 et seq.) and the U.S. Department of State’s Office of Terrorist Financial and Economic Sanctions Policy; the Iranian affiliate reporting requirements under the Exchange Act of 1934 (15 U.S.C. § 78m(r)), in each case to the extent applicable; and all applicable antiboycott laws, regulations, guidelines, and reporting requirements, including those issued under the Export Administration Regulations and Section 999 of the Code, respectively.

(b) The Company has maintained, and has caused each of its Subsidiaries to maintain, systems of internal controls (including accounting systems, purchasing systems and billing systems) reasonably designed to facilitate compliance with U.S. export controls and economic sanctions, or any equivalent laws in any foreign jurisdictions where the Company or any Subsidiary of the Company operates or otherwise conducts business (provided such restrictive trade measures are not contrary to U.S. antiboycott laws).

(c) In the last five (5) years, neither the Company, nor any Subsidiary of the Company nor, to the knowledge of the Company, any of their respective directors, officers, employees or, acting on the Company’s behalf, agents, in each case, acting in such capacity, has submitted any voluntary disclosure or received written notice that it is the subject of any governmental investigation, prosecution or other enforcement action related to U.S. export controls and economic sanctions, or any equivalent laws in any foreign jurisdiction.

Section 3.25 Health Care Regulatory Matters.

(a) The Company and its Subsidiaries, and to the knowledge of the Company, each of their respective directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all Health Care Laws to the extent applicable to the Company, its Subsidiaries, or any of their respective products or activities. To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability to the Company or its Subsidiaries under any Health Care Laws.

(b) Neither the Company nor any of its Subsidiaries is party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c) To the knowledge of the Company, all applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including drug and biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by the Company or any of its Subsidiaries (“Company Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required material updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Neither the Company nor any of its Subsidiaries has knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FDA or such other Governmental Entity in respect of a Company Product.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries in respect of any Company Product have been, and if still pending are being, conducted in material compliance with research protocols and in material compliance with all applicable Health Care Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act (“FDCA”) and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 and 320. To the knowledge of the Company, no clinical trial conducted by or on behalf of the Company or any of its Subsidiaries in respect of any Company Product has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Company or any of its Subsidiaries in respect of any Company Product has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or any of its Subsidiaries in respect of any Company Product has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in material compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company or any of its Subsidiaries in respect of any Company Product have been and are being conducted in material compliance with (i) all Permits under applicable Health Care Laws, (ii) all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for biological products at 21 C.F.R. Parts 600 and 610, (iii) the applicable Quality System (QS) regulations at 21 C.F.R. Part 820 and (iv) all applicable comparable foreign regulatory requirements of any Governmental Entity.

(f) Neither the Company nor any of its Subsidiaries has received any written communication that relates to an alleged material violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities, if any, have been resolved to the satisfaction of the applicable Governmental Entity.

(g) There have been no seizures, withdrawals, recalls, detentions or suspensions of manufacturing, testing or distribution relating to the Company Products required or requested by a Governmental Entity, or, to the Company’s knowledge, other notice of action relating to an alleged lack of safety, efficacy or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or other Governmental Entity (“Safety Notices”), and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Safety Notice.

(h) There are no unresolved material Safety Notices, and to the knowledge of the Company, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company or any of its Subsidiaries has made an untrue statement of a material fact or fraudulent or materially misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a material statement, or failed to make a material statement that would reasonably be expected to provide a reasonable basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). To the knowledge of the Company, none of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j) All material reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company or any of its Subsidiaries have been so filed, maintained or furnished. To the knowledge of the Company, all such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k) Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar Law. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 3.26 Data Privacy and Security.

(a) Except where any non-compliance would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries comply, and within the past three (3) years have complied, with all applicable (i) Privacy and Security Laws, (ii) written contractual commitments to which they are legally bound to the extent relating to and governing Personal Data protection, privacy, and security, and (iii) Privacy Policies.

(b) The Company and each of its Subsidiaries have taken commercially reasonable steps consistent with their size and resources as well as the nature and purpose of the Processing and the types of Personal Data and, where appliable, Privacy and Security Laws, that are designed to: (i) protect their Business Systems and Personal Data from a Security Incident and (ii) maintain, as applicable, the confidentiality, integrity and availability of such Business Systems and Company Data.

(c) In the past three (3) years, the Company and each of its Subsidiaries has regularly performed a security risk assessment and obtained an independent vulnerability assessment performed by a recognized third-party firm. The Company and each of its Subsidiaries have used reasonable efforts to address and remediate all material vulnerabilities, threats, and deficiencies identified in each such assessment.

(d) In the past three (3) years, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has: (i) experienced any material Security Incident involving any Business System or Company Data in their respective possession, custody, or control or otherwise held or Processed on its behalf, (ii) been required to send a notification or report to any Person pursuant to applicable Privacy and Security Laws as a result of any material Security Incident, or (iii) failed in any material respect to comply with any notification or reporting requirement to any Person in connection with any material Security Incident under applicable Privacy and Security Laws.

(e) To the knowledge of the Company, there is no formal or written complaint, audit, proceeding, investigation, claim, or other Action currently pending or that has been, within the past three (3) years, brought or initiated against the Company or any of its Subsidiaries by any Person before a Governmental Entity with respect to any actual or alleged (i) material Security Incident or (ii) material violation of any applicable Privacy and Security Laws by the Company or any of its Subsidiaries.

(f) Except as would not, individually or the aggregate, reasonably be expected to have a Material Adverse Effect, the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or otherwise result in a violation or breach of any applicable Privacy and Security Laws.

Section 3.27 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, the Merger Subs or any other Person on behalf of Parent or the Merger Subs makes any other express or implied representation or warranty with respect to Parent or the Merger Subs or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND THE MERGER SUBS

Except (a) as disclosed or reflected in (or incorporated by reference into) the Company SEC Documents filed with the SEC or furnished to the SEC after October 21, 2024 and prior to the date of this Agreement (but excluding disclosure of risks included in any “Risk Factors” section or “forward-looking statements” disclaimer or any other statements that are similarly predictive, cautionary, protective or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by Parent and the Merger Subs to the Company prior to the execution of this Agreement (the “Parent and Merger Subs Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Parent and Merger Subs Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure), Parent, Merger Sub I and Merger Sub II, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent, Merger Sub I and Merger Sub II (i) is a corporation or a limited liability company, as applicable, duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures to be so organized, existing and good standing, to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence or effect that would prevent or delay beyond the End Date the performance by Parent Merger Sub I or Merger Sub II of its obligations under this Agreement necessary to consummate the Mergers.

(b) Parent has previously furnished to the Company a true and complete copy of the certificate of incorporation or formation and bylaws or limited liability company agreement of Merger Sub I and Merger Sub II, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub I nor Merger Sub II is in violation of any provision of its certificate of incorporation, certificate of formation, bylaws or limited liability company agreement, as applicable.

(c) Merger Sub II is an entity disregarded as separate from its owner, Parent, for U.S. federal income Tax purposes, and no election has been made to treat Merger Sub II as anything other than an entity disregarded as separate from its owner for U.S. federal income Tax purposes. Each of the Merger Subs is an entity newly formed for the purpose of participating in the Mergers, and from their inception until the Mergers, none of the Merger Subs owned or owns any assets or has any liabilities or obligations. Parent is the sole and only stockholder and/or member (both beneficially and of record) of each of the Merger Subs.

Section 4.2 Authority. Each of Parent, Merger Sub I and Merger Sub II has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Mergers and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II and the consummation by Parent, Merger Sub I and Merger Sub II of the Mergers and the other transactions contemplated hereby have been duly authorized by the Board of Directors of each of Parent, Merger Sub I and Merger Sub II, and no other proceedings on the part of Parent, Merger Sub I or Merger Sub II are necessary to approve this Agreement or to consummate the Mergers and the other transactions contemplated hereby, subject, in the case of consummation of the Mergers, to the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL and the DLLCA. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and, assuming the due authorization, execution and delivery by the Company, constitutes, and will constitute, respectively, a valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3 Capital Stock.

(a) The authorized capital stock of Parent consists of 75,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of the close of business on the Measurement Date, (i) 42,284,524 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) 279,000 shares of Parent Preferred Stock (excluding treasury shares) are issued and outstanding, all of which are designated Series A Preferred Stock, (iv) no shares of Parent Preferred Stock were held by Parent in its treasury, (v) 11,000,000 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2024 Equity Incentive Plan (of which 6,586,943 shares were subject to outstanding options to purchase Shares of Parent Common Stock and of which 114 shares were subject to outstanding restricted stock units of Parent) and (vi) 10,968,210 warrants to purchase shares of Parent Common Stock are issued and outstanding. All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above in this Section 4.3, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 4.3, obligations under Parent’s Contingent Value Rights Agreement with Equiniti Trust Company, LLC dated as of October 18, 2024 and except for changes since the close of business on the Measurement Date resulting from the exercise of any options as described above, as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights,

“phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b) The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding, all of which shares are beneficially owned by Parent. The equity interests of Merger Sub II consists of membership interests, all of which interests are beneficially owned by Parent.

(c) The shares of Parent Common Stock to be issued pursuant to the Mergers will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II does not, and will not, respectively, and the consummation of the Mergers and the other transactions contemplated hereby and compliance by each of Parent, Merger Sub I and Merger Sub II with the provisions hereof will not (i) conflict with or violate the articles of incorporation, certificate of incorporation, or bylaws, as applicable, of Parent, Merger Sub I or Merger Sub II (or equivalent organizational documents), (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent, Merger Sub I or Merger Sub II or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent, Merger Sub I or Merger Sub II is a party or by which Parent, Merger Sub I or Merger Sub II or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent, Merger Sub I and Merger Sub II, and the consummation by Parent, Merger Sub I and Merger Sub II of the Mergers and the other transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) such filings as necessary to comply with the applicable requirements of the Nasdaq Capital Market (“Nasdaq”), (iii) the filing with the Secretary of State of the State of Delaware of the First Certificate of Merger and the Second Certificate of Merger as required by the DGCL and the DLLCA, respectively and (iv) any such consent, approval, authorization, permit, action, filing or notification with any Governmental Entity or stock exchange the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Adverse Material Effect.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished, as applicable, to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished, as applicable, to the SEC by Parent since July 1, 2022 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case giving effect to any amendments thereto filed or furnished prior to the date that is three Business Days before the date of this Agreement.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiary, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP, and complied in all material respects with the published rules and regulations promulgated by the SEC. Since July 1, 2023, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and in accordance with applicable Law.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Since July 1, 2023, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Parent or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(h) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.6 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as of June 30, 2024 (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since June 30, 2024, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement and (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.7 Brokers. No broker, investment banker, financial advisor or other Person, other than Leerink Partners LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub I or Merger Sub II.

Section 4.8 Merger Subs. Both Merger Sub I and Merger Sub II were formed solely for the purpose of engaging in the transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 4.9 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity, in each case that contained ongoing obligations that are material to Parent. As of the date of this Agreement, there is no material Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Mergers as contemplated by the Agreement.

Section 4.10 Available Funds. Assuming the receipt of the Concurrent Investment, Parent will have funds available sufficient to consummate the Mergers and the other transactions on the terms contemplated by this Agreement and, at the Effective Time, Parent will have available all of the funds necessary for the Merger, to pay all fees and expenses in connection therewith and herewith, and to perform all obligations under this Agreement.

Section 4.11 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, each of Parent, Merger Sub I and Merger Sub II acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries with respect to any other information provided to Parent, Merger Sub I or Merger Sub II in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub I or Merger Sub II or any other Person resulting from the distribution to Parent, Merger Sub I or Merger Sub II, or Parent’s, Merger Sub I’s or Merger Sub II’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub I or Merger Sub II in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly contemplated by this Agreement, (ii) as disclosed in Section 5.1 of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct in all material respects its business in the ordinary course of business, to use commercially reasonable efforts to preserve substantially intact its business organization and Program Assets and to use commercially reasonable efforts to preserve its present relationships with customers, suppliers and other Persons with which it has material business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b) Between the date of this Agreement and the Effective Time, except (v) as otherwise expressly contemplated by this Agreement, (w) as disclosed in Section 5.1 of the Company Disclosure Letter, (x) as required by applicable Law, (y) as expressly contemplated by the Permitted Asset Disposition Agreement in connection with the Permitted Asset Disposition or (z) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:

(i) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, or grant to any Person any right to acquire any shares of its capital stock, in each case, or securities convertible into or exchangeable for shares of its capital stock, except pursuant to the exercise of Company Stock Options or Company Warrants outstanding as of the date hereof and in accordance with the terms of such instruments;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company);

(iv) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock of the Company (except in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Options outstanding as of the date hereof or repurchases or reacquisitions of shares of capital stock or shares of capital stock issued upon the exercise or vesting of Company Stock Options outstanding as of the date hereof pursuant to the Company’s requirement (under written commitments or the terms of the Company Stock Options in effect as of the date hereof) to purchase or reacquire such shares of capital stock held by a current or former officer, employee, independent contractor, consultant or director of or to the Company only upon termination of such Person’s employment or engagement by the Company), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v) (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise), directly or indirectly, any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory and other assets in the ordinary course of business consistent with past practice in all material respects, or pursuant to Contracts in effect on the date of this Agreement; (B) sell, lease or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise), except for a Permitted Asset Disposition or the disposition or dissolution of Kineta Chronic Pain, LLC, a Washington limited liability company or Yumanity, Inc., a Delaware corporation, or create or incur any Lien on, any of its material assets or properties pursuant to Contracts in effect on the date of this Agreement, except for Permitted Liens;

(vi) other than in the ordinary course of business consistent with past-practice, enter into, materially amend or terminate any Material Contract, other than any Permitted Asset Disposition Agreement;

(vii) authorize any material new capital expenditures, other than in the ordinary course of business consistent with past practice and in an aggregate amount not greater than $50,000;

(viii) (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a wholly-owned Subsidiary of the Company), (B) incur any Indebtedness or issue any debt securities or (C) assume, guarantee, endorse or otherwise become liable or responsible for the Indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its wholly-owned Subsidiaries), in each case of (B) and (C), except for Permitted Indebtedness;

(ix) except to the extent required by applicable Law (including Section 409A of the Code) or required by any arrangement in effect as of the date hereof, and except for increases in base salary, other compensation or benefits of employees (other than executive officers) in the ordinary course of business consistent with past practice associated with a promotion or material increase in responsibilities, (A) increase the compensation or benefits of any director, officer or employee of the Company or its Subsidiaries, (B) amend, modify or adopt (or make any public announcement of an intention to amend, modify or adopt in the future) any compensation or benefit plan or arrangement including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan with or for the benefit or its employees, officers or directors (other than health and welfare plan renewals and insurance policy renewals in the ordinary course of business consistent with past practice), (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Stock Options (other than as specifically contemplated under this Agreement) or (D) enter into any new, or amend in any material respect any existing, employment, severance, retention or change in control agreement or plan with or for the benefit of any past or present officers or employees;

(x) implement or adopt any material change in its accounting principles, practices or methods, except as may be required by GAAP, the rules or policies of the Public Accounting Oversight Board or applicable Laws;

(xi) compromise, settle or agree to settle any Action, or consent to the same, other than compromises, settlements or agreements (x) in the ordinary course of business consistent with past practice that involve only the payment by the Company or any of its Subsidiaries of money damages not in excess of $50,000 in the aggregate, and (y) to settle any Action pertaining to the ongoing disputes, existing as of the date hereof, with the Company’s investors specifically related to the failure to fund previous contractual investments in the Company;

(xii) change any material Tax election, file any amended material Tax Return, enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) with respect to any material Taxes, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, affirmatively surrender any right to claim a refund of Taxes, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or similar Contract, in each case other than customary Tax indemnities or similar obligations contained in credit or other commercial Contracts the primary purpose of which do not relate to Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or Tax assessment relating to the Company or any of its Subsidiaries (other than in connection with extensions of time to file Tax Returns obtained in the ordinary course of business);

(xiii) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring or recapitalization, except for the dissolution of Yumanity, Inc., a Delaware corporation, the dissolution of Kineta Chronic Pain, LLC, a Washington limited liability company and any other dissolutions necessary to comply with Section 6.2(i);

(xiv) change its fiscal year;

(xv) enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respects, the operations of the Company or any of its Subsidiaries;

(xvi) enter into any new line of business outside of its existing business;

(xvii) enter into any new lease or amend the terms of any existing lease of real property, other than an annual renewal of an existing lease in the ordinary course of business consistent with practice which does not result, individually or in the aggregate, in an increase in annual expenditures of the Company by an amount greater than $100,000;

(xviii) convene any regular or special meeting (or any adjournment or postponement thereof) of the stockholders of the Company other than, to the extent required by an order of a court of competent jurisdiction, an annual meeting of stockholders for purposes of election of directors, ratification of the Company’s auditors and other routine matters; provided, that the Company shall use its commercially reasonable efforts to oppose any stockholder proposal presented at any such meeting (provided, for the avoidance of doubt, that nothing in this Section 5.1(b)(xviii)) shall require the directors of the Company to take any action or refrain from taking any action that would reasonably be expected to result in a breach of their fiduciary duties under applicable Law);

(xix) except in connection with actions permitted by Section 5.4, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to an Acquisition Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub I or Merger Sub II or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

(xx) commit any breach or material default under the covenants set forth in Article 5 of the CTF Agreement; or

(xxi) agree to take any of the actions described in Section 5.1(b)(i) through Section 5.1(b)(xx).

Section 5.2 Conduct of Parent and Merger Subs Pending the Closing. From and after the date hereof until the earliest to occur of the Effective Time or the termination of this Agreement in accordance with its terms, each of Parent, Merger Sub I and Merger Sub II agree that it shall not, directly or indirectly, and shall not permit any of their respective Subsidiaries to, take, or agree or commit to take, any willful action or willfully refrain from taking any action, which would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Mergers or the other transactions contemplated hereby.

Section 5.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4 Solicitation of Transactions; Recommendation.

(a) Except as expressly permitted by this Section 5.4, the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall cause its and their respective officers, directors, employees, agents and representatives, including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit or encourage (including by providing information, provided, that any communication undertaken by the Company in the ordinary course of business and not related, directly or indirectly, to an Acquisition Proposal, the Mergers or any other similar transaction shall not, in and of itself, be deemed an action by the Company to encourage) any proposals or offers with respect to, or the making or completion of, an Acquisition Proposal, (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, an Acquisition Proposal, (iii) waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which the Company or any Subsidiary of the Company is a party that restricts the making of an Acquisition Proposal, unless the Company Board concludes in good faith (after consultation with outside legal counsel) that failing to so waive or provide consent would be inconsistent with the Company Board’s exercise of its fiduciary duties to the Company’s stockholders under applicable Laws, and any waiver or consent so granted shall not be deemed to be the encouragement, initiation or solicitation of an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.4(b)(iii)(B)) (each, a “Company Acquisition Agreement”); provided, however, it is understood and agreed that any determination or action by the Company Board permitted under Section 5.4(b) or Section 5.4(c) or Section 7.1(d)(ii) shall not be deemed to be a breach of this Section 5.4(a) and any action, agreement, negotiation, discussion, communication, or transactions primarily contemplating disposing of or otherwise in connection with a Permitted Asset Disposition shall not constitute an Acquisition Proposal and shall not be deemed to be a breach of this Section 5.4(a). The Company agrees that it, its Subsidiaries and its Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. Without limiting this Section 5.4, it is agreed that any violation of the restrictions set forth in this Section 5.4 by any Representative acting for, on behalf or at the direction of the Company, or any Subsidiary of the Company shall constitute a breach of this Section 5.4 by the Company.

(b) Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to, but not after, the Company Stockholder Approval is obtained, the Company and its Subsidiaries and Representatives may participate in discussions or negotiations with, or furnish or disclose non-public information with respect to the Company and its Subsidiaries to, any Person in response to an unsolicited, bona fide written Acquisition Proposal that is submitted to the Company by such Person after the date of this Agreement and prior to obtaining the Company Stockholder Approval if, and only if, (i) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, based on the information then available, that such Acquisition Proposal constitutes or would be reasonably expected to lead to a Superior Proposal (provided, however, that the actions of the Company Board solely in making such determination and such determination in and of itself shall not constitute an Adverse Recommendation Change, a violation of this Section 5.4 or termination of this Agreement), (ii) the Company Board (or duly authorized committee thereof) concludes in good faith (after consultation with outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Laws (provided, however, that the actions of the Company Board solely in making such determination and such determination in and of itself shall not constitute an Adverse Recommendation Change, a violation of this Section 5.4 or termination of this Agreement), (iii) prior to participating in discussions or negotiations with, or furnishing or disclosing any non-public information to, such Person, the Company (A) notifies Parent of its receipt of such Acquisition Proposal and its intent to take such action and (B) receives from such Person an executed confidentiality agreement that is on terms not less restrictive to such Person than the provisions of the Non-Disclosure Agreement are to Parent, and (iv) as promptly as practicable after furnishing or discussing any non-public information to such Person making such Acquisition Proposal or its Representatives, the Company makes available to Parent any such non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives to the extent such information was not previously provided or made available to Parent.

(c) Subject to the permitted actions contemplated by Section 7.1(d)(ii), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, the Recommendation, in each case, in a manner adverse to Parent, Merger Sub I or Merger Sub II, (ii) except as permitted by this Section 5.4, fail to include the Recommendation in the Proxy Statement/Prospectus, (iii) if a tender or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender or exchange offer by the stockholders of the Company (including by taking no position with respect to the acceptance of such tender or exchange offer by the stockholders of the Company) within five (5) Business Days after commencement thereof pursuant to Rule 14d-2 under the Exchange Act or (iv) approve, authorize or recommend or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise publicly declare advisable, any Acquisition Proposal or Company Acquisition Agreement (any of such actions, an “Adverse Recommendation Change”). Notwithstanding anything to the contrary in this Section 5.4, at any time prior to, but not after obtaining the Company Stockholder Approval, the Company Board may effect an Adverse Recommendation Change with respect to an Acquisition Proposal if, and only if, (A) such Acquisition Proposal was not solicited by the Company or caused by the Company to have been solicited, in each case, following the date of this Agreement in violation of Section 5.4, (B) the Company provides Parent with a written notice indicating that the Company, acting in good faith, believes that such Acquisition Proposal constitutes a Superior Proposal and, therefore, plans to conduct a meeting of the Company Board for the purpose of considering whether such Acquisition Proposal constitutes a Superior Proposal, which notice shall be delivered to Parent at least five (5) Business Days prior to the date of such meeting of the Company Board and shall also include a copy of such Acquisition Proposal (or, if made orally, a reasonable description of the material terms of such Acquisition Proposal) and the other information required by Section 5.4(d), (C) during such five (5) Business Day period the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal shall cease to constitute a Superior Proposal, (D) the Company Board makes the determination that such Acquisition Proposal (after taking into account any adjustment to the terms and conditions of this Agreement proposed by Parent in response to such proposal) constitutes a Superior Proposal and (E) the Company Board concludes in good faith, after consultation with outside legal counsel, based on the information then available that failing to make an Adverse Recommendation Change would violate its fiduciary duties to the Company’s stockholders under applicable Laws. Upon any amendment to the financial terms or any other material amendment of an Acquisition Proposal, the Company shall promptly (and in any event within twenty-four (24) hours) provide a new notice to Parent describing such amendment and the obligations set forth in clauses (C) and (D) of this Section 5.4(c) shall continue for at least two (2) Business Days after delivery to Parent of such notice (and, if necessary, the Company Board meeting shall be postponed to accommodate such additional negotiation period).

(d) The Company promptly (and in any event within twenty-four (24) hours) shall advise Parent orally and in writing of (i) any written Acquisition Proposal, (ii) any written request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including, in each case, the identity of the Person making any such Acquisition Proposal, inquiry or request and a copy of any such Acquisition Proposal, inquiry or request (or, if made orally, a reasonable description of the material terms of any such Acquisition Proposal, inquiry or request).

(e) Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel and based on the information then available, failure to disclose such information would violate its obligations under applicable Law; provided, that any disclosure permitted under this Section 5.4(e) shall be deemed, subject to the last sentence of this Section 5.4(e), an Adverse Recommendation Change unless it includes either an express rejection of the Acquisition Proposal or an express reaffirmation of the Recommendation. A “stop, look and listen” or similar public communication contemplated by Rule 14d-9(f) shall not be deemed to be an Adverse Recommendation Change for purposes of this Agreement.

(f) As used in this Agreement:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, reorganization, consolidation, tender offer, exchange offer, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole (for the twelve (12)-month period ending on the last day of the Company’s most recently completed fiscal quarter) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Mergers and the other transactions contemplated by this Agreement, other than any inquiry, proposal or offer relating to a Permitted Asset Disposition.

(ii) “Superior Proposal” means any bona fide, written Acquisition Proposal that the Company did not solicit or cause to be solicited following the date of this Agreement in violation of this Section 5.4 (A) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Mergers and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal), taking into account all the terms and conditions of the Acquisition Proposal and all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person making the proposal and (B) that the Company Board believes is reasonably likely to be completed in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Section 5.5 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries, officers, directors and Representatives to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice, consistent with applicable Law, to its officers, employees, properties, offices, other facilities and books and records, and shall furnish Parent and its Representatives with all existing financial, operating and other data and information as Parent shall reasonably request in writing in order to consummate the Mergers; provided, that, Parent and its Representatives shall conduct any such activities in such a manner as to not interfere unreasonably with the business or operations of the Company. All requests for such information pursuant to this Section 5.5 shall be made through the Chief Financial Officer of the Company or such Person as he shall delegate. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) breach any agreement with any third-party, (ii) constitute a waiver of or jeopardize the attorney-client or other legal privilege held by the Company or (iii) otherwise would reasonably be expected to violate any applicable Law; provided, however, that the Company shall provide notice to Parent of the fact that it is withholding access to information pursuant to clause (i), (ii) or (iii) of this Section 5.5(a) and use commercially reasonable efforts to cause such information to be made available in a manner that would not reasonably be expected to cause such breach, waiver or violation.

(b) Each of Parent, Merger Sub I and Merger Sub II will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent, Merger Sub I or Merger Sub II in connection with the transactions contemplated by this Agreement in accordance with the Mutual Non-Disclosure Agreement, dated March 8, 2024, by and between Parent and the Company (the “Non-Disclosure Agreement”), which the parties agree will remain in full force and effect until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

Section 5.6 Further Action; Efforts. The parties shall use reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party: (i) shall make all necessary filings, registrations, declaration and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Agreement, (ii) shall use reasonable best efforts to obtain all necessary and advisable actions or non-actions, waivers and consents, (if any) (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the transactions contemplated by this Agreement or for such Contract to remain in full force and effect, (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by this Agreement and (iv) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by this Agreement.

Section 5.7 Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable after the date of this Agreement, (i) Parent and the Company shall prepare and file with the SEC a joint proxy statement to be sent to the holders of Shares relating to the Company Stockholders Meeting and the holders of shares of Parent Common Stock relating to the Parent Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”), and Parent shall prepare and file with the SEC a Registration Statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) with the Proxy Statement/Prospectus constituting a part thereof, in connection with the issuance of shares of Parent Common Stock constituting the Company Initial Share Consideration and the Company Delayed Share Consideration (the “Parent Share Issuance”). Parent and the Company each shall use its reasonable best efforts to (i) have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing, (ii) clear the preliminary Proxy Statement/Prospectus with the SEC as promptly as reasonably practicable after the filing thereof, (iii) mail the definitive Proxy Statement/Prospectus to the holders of Shares and shares of Parent Common Stock as promptly as reasonably practicable after the Registration Statement has been declared effective under the Securities Act and (iv) maintain the effectiveness of the Registration Statement for as long as necessary to consummate the transactions contemplated by this Agreement.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to holders of Shares and shares of Parent Common Stock and at the time of each of the Company Stockholders Meeting and the Parent Stockholders Meeting, or any adjournment or postponement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, (A) the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, Merger Sub I or Merger Sub II for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus and (B) Parent assumes no responsibility with respect to information supplied in writing by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus. The Company and Parent each agrees that all documents that each is responsible for filing with the SEC in connection with the Mergers or the other transactions contemplated by this Agreement will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder.

(c) The Company, Parent and the Merger Subs shall cooperate with each other in the preparation of the Registration Statement and the Proxy Statement/Prospectus. Each of Parent, Merger Sub I, Merger Sub II and the Company and their respective counsels shall (i) be given a reasonable opportunity to review and comment upon the Proxy Statement/Prospectus, the Registration Statement, and any other documents related to the Company Stockholders Meeting, the Parent Stockholders Meeting or the Parent Share Issuance, prior to mailing or the filing thereof with the SEC, as applicable, (ii) provide any comments thereon as promptly as reasonably practicable and (iii) consider such comments in good faith in connection with any such document. Parent shall promptly notify the Company and its counsel of the time when the Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in the Mergers for offering or sale in any jurisdiction. Further, each party shall promptly notify the other parties and their counsel of the receipt of any written comments or other material communications such party or its counsel receives from time to time from the SEC or its staff with respect to the Registration Statement or the Proxy Statement/Prospectus and shall provide the other party with copies of any written responses to and telephonic notification of any material oral responses received from the SEC or its staff by such party or its counsel with respect to the Registration Statement or the Proxy Statement/Prospectus. If, at any time prior to the time the Company Stockholder Approval or the Parent Stockholder Approval is obtained, any party shall become aware of the occurrence of any event or other circumstance that requires an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Registration Statement or the Proxy Statement/Prospectus, as applicable, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, then such party shall notify the other party as promptly as reasonably practicable thereafter, and Parent and the Company each shall use its reasonable best efforts to, as promptly as reasonably practicable thereafter, (A) prepare and file with the SEC such amendment or supplement and (B) mail such amendment or supplement to the holders of Shares and shares of Parent Common Stock, in each case, to the extent legally required.

(d) As promptly as reasonably practicable after the SEC advises that it has no further comments to the Proxy Statement/Prospectus and the Registration Statement is declared effective, the Company shall duly call, give notice of, convene and hold a special meeting of the holders of Shares (the “Company Stockholders Meeting”) to consider and vote upon the adoption of this Agreement, including the Mergers. Subject to Section 5.4, the Company Board shall include the Recommendation in the Proxy Statement/Prospectus and, unless there has been an Adverse Change Recommendation permitted by and in accordance with Section 5.4, shall use reasonable best efforts to solicit adoption of this Agreement by the holders of Shares and take all other actions necessary or advisable to secure the vote or consent of the holders of Shares required by applicable Law to obtain such approval. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent, other than: (i) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), the Company believes in good faith that there are insufficient Shares represented (either in person or by proxy) and voting to obtain the Company Stockholder Approval or to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, (ii) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to holders of Shares within a reasonable amount of time in advance of the Company Stockholders Meeting or (iii) as reasonably determined by the Company to comply with applicable Law. The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholders Meeting on the same day and at the same time as the Parent Stockholders Meeting as soon as reasonably practicable after the date of this Agreement and to set the same record date for each such meeting. If the Company Board makes an Adverse Change Recommendation, it will not alter the obligation of the Company to submit this Agreement to the holders of Shares at the Company Stockholders Meeting to consider and vote upon the adoption of this Agreement, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders Meeting.

(e) As promptly as reasonably practicable after the SEC advises that it has no further comments to the Proxy Statement/Prospectus and the Registration Statement is declared effective, Parent shall duly call, give notice of, convene and hold a special meeting of holders of shares of Parent Common Stock (the “Parent Stockholders Meeting”) to consider and vote upon (A) an increase in the number of authorized shares of Parent Common Stock to 200 million shares of Parent Common Stock (the “Authorized Share Increase”) and (B) if required by applicable Law, the Parent Share Issuance. Parent shall use its reasonable best efforts to solicit approval of the Authorized Share Increase and, if necessary to comply with applicable Law, the Parent Share Issuance by the holders of shares of Parent Common Stock and take all other actions necessary or advisable to secure the vote or consent of the holders of shares of Parent Common Stock required by applicable Law to obtain such approval. Parent shall keep the Company updated with respect to proxy solicitation results as reasonably requested by the Company. Once the Parent Stockholders Meeting has been called and noticed, Parent shall not postpone or adjourn the Parent Stockholders Meeting without the prior written consent of the Company, other than: (i) if as of the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), Parent believes in good faith that there are insufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to approve the Authorized Share Increase and, if necessary to comply with applicable Law, the Parent Share Issuance or to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, (ii) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to holders of shares of Parent Common Stock within a reasonable amount of time in advance of the Parent Stockholders Meeting or (iii) as reasonably determined by Parent to comply with applicable Law. Parent shall use its reasonable best efforts to cooperate with the Company to hold the Parent Stockholders Meeting on the same day and at the same time as the Company Stockholders Meeting and to set the same record date for each such meeting.

Section 5.8 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, each of the Company and Parent and their respective board of directors shall use their respective reasonable best efforts to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law with respect to this Agreement, the Mergers and the other transactions contemplated hereby.

Section 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a)(i) any notice or other communication received by a party to this Agreement from any Governmental Entity in connection with the Mergers or the other transactions contemplated hereby or (ii) any notice or other communication received by a party to this Agreement from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated hereby if, in the case of this clause (ii), the subject matter or result of such communication would reasonably be expected to be material to the Company or the Mergers or the other transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Mergers or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Mergers set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Mergers set forth in Article VI except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.

Section 5.10 Indemnification, Exculpation and Insurance.

(a) Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Company to, indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director or employee of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent and in the manner permitted by the DGCL and the Company Charter and Company Bylaws as at the date hereof. In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Company to the fullest extent and in the manner permitted by the DGCL and the Company Charter and Company Bylaws as at the date hereof; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents, and (C) the Surviving Company shall cooperate in the defense of any such matter.

(b) Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Mergers and continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c) For a period of six (6) years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Company to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Company purchases a “tail policy” and the coverage thereunder costs more than 300% (per coverage year) of such last annual premium, the Surviving Company shall purchase the maximum amount of coverage that can be obtained for 300% (per coverage year) of such last annual premium. At the Company’s option, the Company may purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such tail prepaid policy has been obtained by the Company prior to the Effective Time, then (i) Parent shall not be required to purchase or cause to be purchased any substitute policy or “tail policy,” and (b) Parent shall cause such policy to be paid and maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Company and any successor thereof.

(d) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.10 shall continue in effect until the final disposition of such Action.

(e) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Mergers and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f) In the event that the Surviving Company, Parent, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.10.

Section 5.11 Public Announcements. Each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon and consider in good faith all reasonable additions, deletions or chances suggested by the other party, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, however, that the restrictions set forth in this Section 5.11 shall not apply to any release or announcement made or proposed to be made (i) following a determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal or (ii) following an Adverse Recommendation Change. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 5.12 Section 16 Matters. Prior to the Effective Time, the Company Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Shares (including derivative securities with respect to such Shares) and Company Stock Options (including the acquisition of shares underlying such Company Stock Options or the disposition of such shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Listing of Parent Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Mergers to be approved for listing on Nasdaq (subject to official notice of issuance).

Section 5.14 Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to enable the deregistration of the Shares under the Exchange Act and the withdrawal of any active registration statements under the Securities Act as promptly as practicable after the Effective Time; provided, however, that such deregistration and termination shall not be effective until after the Effective Time as of the Closing Date.

Section 5.15 Obligations of the Merger Subs. Parent shall take all actions necessary to cause Merger Sub I, Merger Sub II and the Surviving Company to perform their respective obligations under this Agreement.

Section 5.16 Stockholder Litigation. Subject to any fiduciary duties of the Company Board or the board of directors (or similar governing body) of any of the Company’s Subsidiaries, the Company shall consult with Parent, to the extent legally permissible, in the Company’s defense or settlement of any stockholder litigation (other than any litigation or settlement where the interests of the Company or any of its Affiliates are, or would reasonably be expected to be, adverse to those of Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates) against the Company and/or any of its directors or officers (in their respective capacities as such) relating to the transactions contemplated by this Agreement, provided that the Company shall not settle, compromise or enter into an agreement (other than any settlement, compromise or agreement solely for monetary damages paid entirely from proceeds of insurance, except for any applicable deductible) regarding any settlement or compromise of any stockholder litigation relating to the transactions contemplated by this Agreement requiring the payment of any amount, acceptance of any liability, or the admission of any violations of Law by the Company or its Subsidiaries, in each case, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.17 Company Stock Plans. Prior to the Effective Time, the Company shall adopt resolutions so that any Company Stock Plan, and all Company Stock Options, shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock or other voting securities of the Company, or for the issuance or grant of any right of any kind, contingent or accrued, to receive benefits measured by the value of a number of Shares shall be canceled effective as of the Effective Time, without any prospective liability on the part of the Company, the Surviving Company, or Parent (except as otherwise contemplated by this Agreement).

Section 5.18 Tax Treatment of Mergers.

(a) Each of the parties to this Agreement intend and do, by executing this Agreement, adopt a plan of reorganization within the meaning of Section 1.368-2(g) of the Treasury Regulations and Section 354(a)(1) of the Code, and that, for U.S. federal income tax purposes, the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder. Parent and the Company shall not take any action prior to the Closing, and Parent (and its Affiliates) shall not take any action or fail to take any action (and shall prevent the Surviving Company from taking any action or failing to take any action) following the Closing, that would cause the Mergers to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the

Code. Parent, the Company and the Surviving Company (and each of their respective Affiliates, as applicable) shall report the Mergers for income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a Tax authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding this paragraph and/or any other provision of this Agreement, no party makes any representation with respect to the tax treatment of the Mergers.

(b) The parties hereto intend to comply with Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), and therefore acknowledge and agree that for purposes of determining the value of the Parent Common Stock to be received by holders of Company capital stock pursuant to the transactions contemplated by this Agreement: (i) the “Safe Harbor Valuation Method” (within the meaning of Section 4.01(1) of Rev. Proc. 2018-12) will be the average of the daily volume weighted average prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (B) the “Measuring Period” (within the meaning of Section 4.01 of Rev. Proc. 2018-12) will be the 10 consecutive trading days ending on the Business Day prior to the date of this Agreement; (C) the “specified exchange” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Nasdaq; and (D) the “authoritative reporting source” (within the meaning of Section 3.01(4) of Rev. Proc. 2018-12) will be Bloomberg Finance. Each of the parties to this Agreement agrees to treat the Mergers in a manner consistent with the treatment described in this paragraph, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Parent shall, upon request, use commercially reasonable efforts to cooperate with the Stockholders Representative, the Company (and the Company’s counsel) to document and support the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code, including providing representation letters and/or other similar factual support letters.

Section 5.19 Permitted Asset Disposition. Notwithstanding anything to the contrary in this Agreement, the Company shall, and shall be permitted to, take all actions expressly and specifically required to be taken in connection with the consummation of the Permitted Asset Disposition pursuant to the terms of the applicable Permitted Asset Disposition Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The obligation of each party to effect the Mergers and otherwise consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction, or, to the extent permitted by applicable Law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities Laws applicable to the issuance of the shares of Parent Common Stock in connection with the transactions contemplated by this Agreement shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Parent Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

(b) Stockholder Approval. (i) the Company shall have obtained the Company Stockholder Approval and (ii) Parent shall have obtained the Parent Stockholder Approval.

(c) Nasdaq Listing. The approval of the listing of the additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the transactions contemplated by this Agreement and pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(d) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition under applicable Law shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Mergers and the transactions contemplated by this Agreement.

Section 6.2 Additional Conditions Precedent to Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to effect the Mergers and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a) Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) for such inaccuracies that are taken into account in the calculation of the Company Fully Diluted Common Stock. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by the President or Chief Financial Officer of the Company certifying that the conditions set forth in Section 6.2(a), (b), (d), (f), (g) and (i) have been duly satisfied;

(ii) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent;

(iii) Any representation letters and/or other similar factual support letters in connection with the documenting and supporting the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code; and

(iv) written resignations in forms reasonably satisfactory to Parent, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of the Company and its Subsidiaries who are not to continue as officers or directors of the Company or such Subsidiaries.

(d) No Material Adverse Effect. No Material Adverse Effect will have occurred since the date of this Agreement that is continuing.

(e) Concurrent Investment. The Concurrent Investment shall have been completed and the receipt of net proceeds to Parent of not less than Thirty-Five Million Dollars ($35,000,000), which net proceeds shall have been received by Parent, or will be received by Parent substantially simultaneously with the Closing.

(f) Outstanding Company Stock Options and Company Warrants. The Company and (i) each holder of a Company Stock Option granted under any Company Stock Plan shall enter into an agreement satisfactory to Parent (the “Optionholder Treatment Agreements”) and (ii) holders of each of the 2023 Company Warrants identified on Section 6.2(f) of the Company Disclosure Letter not automatically exercised or cancelled pursuant to their terms immediately prior to the Effective Time of the Mergers, shall enter into agreements satisfactory to Parent to provide for the exercise or termination of such 2023 Company Warrants prior to the Closing (the “Warrantholder Treatment Agreements”).

(g) Company Net Working Capital Deficit. The Estimated Net Working Capital Deficit, if any, shall not be greater than Twelve Million Dollars ($12,000,000).

(h) Lock-Up Agreements. All of the members of the Company Board and the Company’s executive officers, including each of their Affiliates which hold Shares will have executed and delivered Lock-Up Agreements, substantially in the form attached hereto as Exhibit B.

(i) No Non-VISTA Assets and Sale of Subsidiary. As of immediately prior to the Effective Time, the Company and its Subsidiaries will have only Program Assets, cash, cash equivalents, and prepaid expenses (and for the avoidance of doubt, will not have any material assets that are not Program Assets (“Non-VISTA Assets”)) and the completion of the disposition or dissolution of Kineta Chronic Pain, LLC, a Washington limited liability company and Yumanity, Inc., a Delaware corporation will have occurred.

(j) No Litigation. All litigation or disputes disclosed in Section 3.8 of the Company Disclosure Letter shall be resolved or otherwise cease to be pending as of the Closing.

Section 6.3 Additional Conditions Precedent to Obligations of the Company. The obligations of the Company to effect the Mergers and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a) Accuracy of Representations. Each of the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (y) for such inaccuracies which are de minimis, individually or in the aggregate or (z) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (y), as of such particular date). The representations and warranties of Parent, Merger Sub I and Merger Sub II contained in this Agreement (other than the Parent Fundamental Representations and the Parent

Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent and Merger Subs Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. Parent, Merger Sub I and Merger Sub II shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

(c) Documents.

(i) The Company shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Section 7.3(a), (b) and (d) have been duly satisfied; and

(ii) Any representation letters and/or other similar factual support letters in connection with the documenting and supporting the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) No Parent Material Adverse Effect. No Parent Material Adverse Effect will have occurred since the date of this Agreement that is continuing.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Mergers and other transactions contemplated hereby may be abandoned by action taken or authorized by the board of directors of the terminating party at any time prior to the Effective Time or the Second Effective Time (with any termination by Parent also being an effective termination by Merger Sub I or Merger Sub II):

(a) by mutual written consent of Parent and the Company.

(b) by either Parent or the Company if:

(i) the Mergers shall not have been consummated by April 30, 2025 (subject to possible extension as provided in this Section 7.1(b)(i), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to the Company or Parent if such party’s (or in the case of Parent, Merger Sub I or Merger Sub II) action or failure to act has been a principal cause of the failure of the Mergers to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is thirty (30) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional thirty (30) days;

(ii) (A) a Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction remaining in effect prohibiting or making illegal the consummation of the Mergers or (B) any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this clause (B) of Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.6;

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to any party whose material breach of its obligations under this Agreement has been the proximate cause of, or resulted in, the failure of the Company Stockholder Approval to be obtained; or

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Shareholders Meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to any party whose material breach of its obligations under this Agreement has been the proximate cause of, or resulted in, the failure of the Parent Stockholder Approval to be obtained.

(c) by Parent, at any time prior to the time the Company Stockholder Approval is obtained:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, would result in the failure of a condition set forth in Section 6.2 to be satisfied and, in each case, such breach or failure to perform is incapable of being cured by the Company by the End Date, or, if curable, has not been cured by the Company within thirty (30) days after receipt of written notice thereof from Parent (but no later than the End Date); provided, that Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent, Merger Sub I or Merger Sub II is then in material breach of any of its material covenants or agreements set forth in this Agreement and such material breach is directly related to the failure of the applicable condition set forth in Section 6.2 to be satisfied; or

(ii) any of the following has occurred: (A) the Company Board shall have effected an Adverse Recommendation Change; (B) the Company Board shall have failed to publicly reaffirm the Recommendation within five (5) Business Days after the date any Acquisition Proposal or any material modification thereto is first commenced, publicly announced, distributed or disseminated to the Company’s stockholders upon a request to do so by Parent or (C) the Company shall have committed a willful and material breach of its covenants under Section 5.4.

(d) by the Company, at any time prior to the time the Parent Stockholder Approval is obtained:

(i) if Parent, Merger Sub I or Merger Sub II shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent, Merger Sub I or Merger Sub II shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, would result in the failure of a condition set forth in Section 6.3 to be satisfied and, in each case, such breach or failure to perform is incapable of being cured by Parent, Merger Sub I or Merger Sub II by the End Date, or, if curable, has not been cured by Parent, Merger Sub I or Merger Sub II within thirty (30) days after receipt of written notice thereof from the Company (but no later than the End Date); provided, that the Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its material covenants or agreements set forth in this Agreement and such material breach is directly related to the failure of the applicable condition set forth in Section 6.3 to be satisfied; or

(ii) in order to accept a Superior Proposal, but only if the Company shall have complied in all material respects with its covenants under Section 5.4 with respect to such Superior Proposal (and any Acquisition Proposal that gave rise thereto); provided, that the Company shall concurrently with or immediately following such termination enter into the definitive Company Acquisition Agreement with respect to such Superior Proposal and make the payment required by Section 7.3(b).

(e) by the Company, following the satisfaction of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing), except for the condition set forth in Section 6.2(e) and where Parent is incapable of closing the Concurrent Investment before the End Date.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

Section 7.2 Effect of Termination. In the event of any valid termination of the Agreement, this Agreement shall immediately become null, void and have no further effect, without any liability or obligation on the part of Parent, Merger Sub I, Merger Sub II or the Company, provided, that:

(a) the Non-Disclosure Agreement (as amended hereby) and the provisions of Section 3.23 and Section 4.7 (Brokers), Section 5.11 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.3 (Notices), Section 8.6 (Entire Agreement), Section 8.7 (Parties in Interest), Section 8.8 (Governing Law), Section 8.9 (Consent to Jurisdiction), Section 8.10 (Assignment; Successors), Section 8.11 (Specific Performance), Section 8.13 (Severability), Section 8.14 (Waiver of Jury Trial) and Section 8.17 (No Presumption Against Drafting Party) shall survive the termination hereof; and

(b) no such termination shall relieve any party from any liability or damages resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity and shall be entitled to recover court costs and reasonable attorneys’ fees in addition to any other relief to which it may be entitled.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers is consummated, except Parent shall pay the SEC filing fees associated with the Registration Statement and each of Parent and the Company shall pay their own costs and expenses incurred in connection with the printing and mailing of the Proxy Statement/Prospectus.

(b) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b) and (A) at any time after the date of this Agreement and prior to the termination under Section 7.1(b), an Acquisition Proposal shall have been communicated to the Company Board or any executive Officer of the Company or shall have been publicly announced or publicly made known to the stockholders of the Company, and not publicly withdrawn prior to such termination under Section 7.1(b) and (B) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, an Acquisition Proposal (provided, that for purposes this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii)

then, in any such case, the Company shall pay Parent the Termination Fee, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) Payment of the Termination Fee, if applicable, shall be made by wire transfer of immediately available funds to the account or accounts designated by Parent (i) on the earlier of the execution of a definitive agreement with respect to or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i), (ii) concurrently with such termination, in the case of a termination by the Company pursuant to Section 7.1(d)(ii) or (iii) as promptly as reasonably practicable after termination (but in no event later than two (2) Business Days after termination), in the case of termination by Parent pursuant to Section 7.1(c)(ii).

(d) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(e) then, Parent shall pay the Company a termination fee equal to One Million Dollars ($1,000,000) (the “Parent Termination Fee”) by wire transfer of immediately available funds to the account or accounts designated by the Company as promptly as reasonably practicable after termination (but in no event later than two (2) Business Days after termination).

(e) The receipt of the Termination Fee by Parent or the receipt of the Parent Termination Fee by the Company shall (i) be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub I, Merger Sub II, the Company, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination giving rise to payment of such Termination Fee or Parent Termination Fee and (ii) subject to the rights and remedies available to Parent, Merger Sub I, Merger Sub II and the Company pursuant to and under each of the circumstances described in Section 7.2(b), (A) be the sole and exclusive remedy of Parent, Merger Sub I and Merger Sub II against the Company, its Subsidiaries and each of their respective directors, officers, employees, agents, general and limited partners, managers, members, stockholders and Affiliates (each, a “Company Party”) for any loss or damage suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder in the case of a payment of a Termination Fee and (B) be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub I, Merger Sub II, their respective Subsidiaries and each of their respective directors, officers, employees, agents, general and limited partners, managers, members, stockholders and Affiliates (each, a “Parent Party”) for any loss or damage suffered as a result of the failure of the Mergers to be consummated or for a breach or failure to perform hereunder in the case of a payment of a Parent Termination Fee, and no Company Party or Parent Party shall have any other liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that nothing in this Section 7.3(d) shall limit the rights of Parent, Merger Sub I, Merger Sub II or the Company in the case of common law fraud or willful breach of its representations, warranties, covenants or agreements set forth in this Agreement.

(f) The Company and Parent acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Parent or the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the other party for the amounts set forth in this Section 7.3, the defaulting party shall pay to the non-defaulting party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment, compounded quarterly, at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein, provided, however that after receipt of the Company Stockholder Approval, there may not be an extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of Company Shareholders hereunder without the approval of the Company Shareholders. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Stockholders Representative.

(a) By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any such stockholder, each stockholder shall be deemed to have irrevocably constituted and appointed Craig Philips (and by execution of this Agreement such Person hereby accepts such appointment) to act as the Stockholders Representative under this Agreement in accordance with the terms of this Section 8.1 and (ii) the Stockholders Representative as agent and attorney-in-fact for and on behalf of the stockholders of the Company (in their capacity as such), with full power of substitution, to act in the name, place and stead of each stockholder with respect to Section 2.4 and to facilitate the consummation of the transactions contemplated hereby, including the taking by the Stockholders Representative of any and all actions and the making of any decisions required or permitted to be taken by the Stockholders Representative under Section 2.4 (it being understood that the stockholders shall have no right to pursue any claim on behalf of any Indemnified Parties in respect of the rights granted to Indemnified Parties under Section 5.10) and to accept on behalf of each stockholder service of process and any notices required to be served on the stockholders. All such actions shall be deemed to be facts ascertainable outside the Agreement and shall be binding on the stockholders as a matter of contract Law. The power of attorney granted in this Section 8.1 is coupled with an interest and is irrevocable, may be delegated by the Stockholders Representative and shall survive the death or incapacity of each stockholder. Such agency may be changed by the holders of a majority in interest of the Shares as of Closing. For the avoidance of doubt, any compromise or settlement of any matter by the Stockholders Representative hereunder shall be binding on, and fully enforceable against, all stockholders. No bond shall be required of the Stockholders Representative, and the Stockholders Representative shall receive no compensation for his services. The Stockholders Representative may designate another Person, upon whose instruction Parent and the Surviving Company shall be entitled to rely, without any investigation or inquiry, as having been taken or not taken upon the authority of the Stockholders Representative.

(b) The Stockholders Representative shall not be liable to any stockholder for any act of the Stockholders Representative taken in good faith and in the exercise of his reasonable judgment and arising out of or in connection with the acceptance or administration of his duties under this Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment), except to the extent of any losses actually incurred by such Person as a proximate result of the gross negligence or bad faith of the Stockholders Representative. By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any stockholder, each stockholder shall be deemed to hereby (i) agree that the Stockholders Representative shall not be liable for, and may seek indemnification from the stockholders for, any damages incurred by the Stockholders Representative (or any member thereof) while acting in good faith and in the exercise of his reasonable judgment and arising out of or in connection with the acceptance or administration of his duties under this Agreement, and (ii) release the Stockholders Representative from any liability for any action taken or not taken by the Stockholders Representative in his capacity as such under or in connection with this Agreement, in each such case except to the extent that any such damages are the proximate result of the gross negligence or bad faith of the Stockholders Representative.

(c) From and after the Effective Time, a decision, act, consent or instruction of the Stockholders Representative with respect to Section 2.4 shall constitute a decision of all stockholders and shall be final, binding and conclusive upon each stockholder, and Parent may conclusively rely upon any decision, act, consent or instruction of the Stockholders Representative as being the decision, act, consent or instruction of each stockholder. Parent is hereby relieved from any liability to the Stockholders Representative or any stockholder for any acts done by Parent in accordance with any such decision, act, consent or instruction of the Stockholders Representative. The Stockholders acknowledge that Stockholders Representative shall not have any obligations to the stockholders to expend or risk his own funds or otherwise incur any financial liability in the exercise or performance of any of his powers, rights, duties or privileges or pursuant to this Agreement, or the transactions contemplated hereby or thereby. Furthermore, the Stockholders Representative shall not have any obligations to the stockholders to take any action unless the Stockholders Representative has been provided with funds, security or indemnities which, in his determination, are sufficient to protect the Stockholders Representative against the costs, expenses and liabilities which may be incurred by the Stockholders Representative in performing such actions.

(d) The Stockholders Representative shall treat confidentially any nonpublic information disclosed to it pursuant to this Agreement and shall not use such nonpublic information other than in the performance of his duties as the Stockholders Representative. In addition, the Stockholders Representative shall not disclose any nonpublic information disclosed to it pursuant to this Agreement to anyone except as required by Law; provided, that (i) the Stockholders Representative may disclose such nonpublic information to his legal counsel and other advisors under an obligation of confidentiality and non-use in its capacity as such (for the purpose of advising the stockholders on any information disclosed to such Stockholders Representative pursuant to this Agreement), (ii) the Stockholders Representative (or legal counsel or other advisor to whom information is disclosed pursuant to clause (i) above) may disclose such nonpublic information in any Action relating to this Agreement or the transactions contemplated hereby (or, in either case, discussion in preparation therefor) any information disclosed to the Stockholders Representative pursuant to this Agreement and (iii) the Stockholders Representative may disclose to any stockholder or Parent any information disclosed to the Stockholders Representative, on a need-to-know basis; provided, that such stockholder or Parent, as applicable, (A) agrees to observe the terms of this Section 8.1(d) with respect to such information or (B) is bound by an obligation of confidentiality to the Stockholders Representative of at least as high a standard as those imposed on the Stockholders Representative under this Section 8.1(d); provided, however, that Parent may in good faith designate any information provided to the Stockholders Representative to be sensitive and proprietary as to Parent, the Surviving Company, or any of their Affiliates, in which case such information may not be disclosed by the Stockholders Representative to the stockholders; provided, further, that with respect to any such sensitive and proprietary information, Parent and the Stockholders Representative shall work together in good faith to prepare a summary or abstract of such information that may be disclosed by the Stockholders Representative to the stockholders.

Section 8.2 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written (including electronic) confirmation of receipt by e-mail or otherwise, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub I, Merger Sub II or the Surviving Company, to:

TuHURA Biosciences, Inc.

10500 University Center Drive, Suite 110

Tampa, FL 33612

Attention: Dan Dearborn, Chief Financial Officer

E-mail: ddearborn@tuhurabio.com

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP

100 North Tampa Street, Suite 2700

Tampa, Florida 33602

Attention: Curt P. Creely

   Garrett F. Bishop

E-mail: ccreely@foley.com

   gbishop@foley.com

(ii)	if to Company, to:

Kineta, Inc.

7683 SE 27th Street, Suite 481

Mercer Island, WA 98040

Attention: Craig Philips

E-mail: cphilips@kineta.us

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

222 Berkeley Street, Suite 2000

Boston, Massachusetts 02116

Attention: Albert Vanderlaan

E-mail: avanderlaan@orrick.com

(iii)	if to Stockholders Representative, to:

Craig Philips

7239 SE 29th St

Mercer Island, WA 98040

Attention: Craig Philips

E-mail: craig.philips@outlook.com

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

222 Berkeley Street, Suite 2000

Boston, Massachusetts 02116

Attention: Albert Vanderlaan

E-mail: avanderlaan@orrick.com

Section 8.4 Certain Definitions. For purposes of this Agreement:

(a) “2023 Company Warrants” means any Company Warrants issued during 2023, pursuant to warrant agreements entered into between the Company and the respective warrant holder.

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(c) “Business Day” has the meaning given to such term in Rule 14d-1(g) under the Exchange Act;

(d) “Business System(s)” means computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, mobile devices, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed or leased by the Company or its Subsidiaries, including any outsourced systems and processes in the operation of their business as currently conducted;

(e) “Cash and Cash Equivalents” means cash and investment securities with original maturities of ninety (90) days or less determined in accordance with GAAP, but excluding restricted cash, if any, using, to the extent consistent therewith, the policies, conventions, methodologies and procedures used by the Company in preparing its Company Unaudited Financial Statements. For the avoidance of doubt, (i) Cash shall be increased by the amount of deposits or other payments received by the Company but not yet credited to the bank accounts of the Company, and (ii) Cash shall be reduced by the amount of any outstanding checks or other payments issued by the Company but not yet deducted from the bank accounts of the Company;

(f) “Closing Adjusted Cash Consideration” means a dollar amount equal to (i) Fifteen Million Dollars ($15,000,000), minus (ii) Five Million Dollars ($5,000,000) relating to Parent’s exclusivity payment under the Exclusivity Agreement, minus (iii) Three Hundred Thousand Dollars ($300,000) relating to Parent’s extension payment under the Exclusivity Agreement, minus (iv) $695,000, minus (v) the Loaned Amount, if any, plus (vi) the Estimated Net Working Capital Surplus, if any, minus (vii) the Estimated Net Working Capital Deficit, if any;

(g) “Closing Cash and Cash Equivalents” means the aggregate amount of all Cash and Cash Equivalents of the Company as of 12:01 A.M. Eastern Time on the Closing Date;

(h) “Closing Liabilities and Debt” means the aggregate amount of all Liabilities and Debt of the Company as of 12:01 A.M. Eastern Time on the Closing Date;

(i) “Closing Net Working Capital Amount” means the Net Working Capital Amount of the Company as of 12:01 A.M. Eastern Time on the Closing Date;

(j) “Code” means the Internal Revenue Code of 1986, as amended.

(k) “Company Capitalization Representations” means the representations and warranties of the Company set forth in Section 3.2;

(l) “Company Data” means any and all information controlled or Processed by or on behalf of the Company or any of its Subsidiaries, including, without limitation, Personal Data as well as confidential and proprietary data of the Company and/or its Subsidiaries;

(m) “Company Delayed Share Consideration” means the number of shares of Parent Common Stock equal to the quotient of (i) the difference of (A) Five Million Dollars ($5,000,000), minus (B) the Holdback Liabilities Amount, if any, minus (C) Delayed Net Working Capital Amount, if any, divided by (ii) the Parent Share Value, rounded down to the nearest whole share; provided, however, in no event shall the Company Delayed Share Consideration be less than zero;

(n) “Company Fully Diluted Common Stock” shall equal (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time plus (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all In-the-Money Company Stock Options that are outstanding and unexercised as of immediately prior to the Effective Time, if any, but avoiding duplication for any In-the-Money Company Stock Options exercised prior to the Effective Time in accordance with a Optionholder Treatment Agreement, plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of the Pre-2023 Company Warrants that are outstanding and unexercised as of the Effective Time, plus (iv) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all 2023 Company Warrants that are outstanding and unexercised as of immediately after the Effective Time, unless otherwise agreed to between the holders of the 2023 Company Warrants and the Company pursuant to a Warrantholder Treatment Agreement prior to the Effective Time and minus (v) the aggregate number of shares of Company Common Stock, if any, to be canceled at the Effective Time pursuant to Section 2.1(b);

(o) “Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1, Section 3.3, Section 3.19 and Section 3.23;

(p) “Company Initial Share Consideration” means the number of shares of Parent Common Stock equal to the quotient of (i) the difference of (A) Fifteen Million Dollars ($15,000,000) minus (B) the Deficit Cash Consideration, if any, divided by (ii) the Parent Share Value, rounded down to the nearest whole share;

(q) “Company Plan” means each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) whether or not subject to ERISA, each “multiemployer plan” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, equity-based, severance, employment, change-in-control, retirement, bonus, incentive, deferred compensation, health, welfare or fringe benefits, including disability, medical, hospitalization, dental, life, and other insurance benefits and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, legally binding or not, (i) under which any employee or former employee, director, consultant or other Service Provider of the Company or its Subsidiaries (or the beneficiaries or dependents of such Persons) has any present or future right to benefits and that is or was sponsored, maintained, or contributed to or required to be sponsored, maintained or contributed to by the Company or any Subsidiary or (ii) under which the Company or its Subsidiaries has or could reasonably be expected to have any present or future liability (actual or contingent).

(r) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(s) “Concurrent Investment” means the financing event by Parent after the date hereof which results in net proceeds to Parent in an amount no less than Thirty-Five Million Dollars ($35,000,000) and provided that, for purposes of this definition, “net proceeds” is equal to the gross proceeds of the offering minus the reasonable fees and expenses related thereto, including fees and expenses owed to legal and accounting advisors and investment bankers;

(t) “Deficit Cash Consideration” means, if and only if the Closing Adjusted Cash Consideration is less than Zero Dollars ($0), the Closing Adjusted Cash Consideration in absolute value;

(u) “Delayed Net Working Capital Amount” means, if the Closing Net Working Capital results in a deficit (e.g., the Closing Net Working Capital is less than the Targeted Net Working Capital) and that deficit is greater than Twelve Million Dollars ($12,000,000), the difference between the Closing Net Working Capital and Twelve Million Dollars ($12,000,000);

(v) “Delayed Per Share Stock Consideration” means the quotient of (i) the Company Delayed Share Consideration divided by (ii) the Company Fully Diluted Common Stock, rounded down six (6) decimal places;

(w) “Exclusivity Agreement” means the exclusivity and right of first offer agreement between TuHURA Biosciences, Inc., a Delaware corporation and the Company, dated as of July 3, 2024;

(x) “FAR” means the Federal Acquisition Regulation codified at Title 48 of the Code of Federal Regulations, and any other applicable agency supplements thereto including, without limitation, the Department of Defense FAR Supplement codified at Title 48 of the Code of Federal Regulations and the Health and Human Services Acquisition Regulation codified at Title 48 of the Code of Federal Regulations;

(y) “Health Care Laws” means all Laws (i) governing the safety, efficacy, investigation, manufacturing, development, testing, labeling, advertising, marketing, distributing, importing or exporting, or sale of drugs, medical devices or biological products; and (ii) relating to any aspect of providing health care, including clinical laboratory or diagnostic products or services kickbacks; patient or program charges; recordkeeping; claims process; documentation requirements; medical necessity; referrals; the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs; quality; safety; privacy; security; licensure; or accreditation; including, without limitation, the FDCA; the Public Health Service Act (42 U.S.C. § 201 et seq.), including the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); the Federal Health Care Program Overpayment Statute (42 U.S.C. § 1320a-7k(d)); the Medicare Secondary Payor Statute (42 U.S.C. § 1395y(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) (as amended by the Health Information Technology for Economic and Clinical Health Act) (42 U.S.C. § 17921 et seq.); the exclusion laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); each to the extent applicable to the Company or any of its Subsidiaries or their businesses or activities or Company Products;

(z) “Holdback Liabilities Amount” means the sum of (A) any and all losses incurred or accrued from the Closing Date through the six (6) month anniversary of the Closing Date resulting from a breach of the representations and warranties set forth in Section 3.6; provided, however, that in determining whether any breach of Section 3.6 has occurred and in determining the amount of losses arising from any breach of Section 3.6, the terms “material,” “Material Adverse Effect” and words of similar import shall be disregarded and given no effect plus (B) any and all losses incurred or accrued from the Closing Date through the six (6) month anniversary of the Closing and any estimated losses to be incurred in connection with any of the matters discussed in Section 5.16 as reasonably determined or estimated by Parent, including any reasonable attorneys’ fees and disbursements.

(aa) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;

(bb) “Initial Per Share Stock Consideration” means the quotient of (i) the Company Initial Share Consideration divided by (ii) the Company Fully Diluted Common Stock, rounded down to six (6) decimal places;

(cc) “In-the-Money Company Stock Option” means a Company Stock Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and has a per share exercise price that is $0.64 or less.

(dd) “knowledge of the Company” means the actual knowledge, of the individuals listed on Section 8.4(dd) of the Company Disclosure Letter, after reasonable inquiry of the persons that would reasonably be expected to have actual knowledge of the applicable matter;

(ee) “KVA12123” means the Company’s product candidate that is referred to as KVA12123 and that is an anti-VISTA antagonist mAb immunotherapy to address tumor immunosuppression.

(ff) “Liabilities and Debt” means both the current and long-term portions of any liabilities, debt, amount owed, without duplication, that would be required to be included on the Company’s unaudited balance sheet as of the Closing Date, including, but not limited to (i) borrowed money, extensions of credit, purchase money financing, and capitalized lease obligations or for the deferred purchase price of property or services, (ii) all obligations for the reimbursement of any obligor for amounts drawn on any outstanding letters of credit, (iii) all obligations evidenced by a note, bond, debenture or similar instrument, (iv) deferred compensation owed to current or former employees of the Company, (v) all unpaid Tax liabilities of the Company attributable to any tax period occurring before the Closing Date and accrued in accordance with the Company’s ordinary course methods of determining its Taxes as of the Closing Date (unless otherwise required by applicable Law), (vi) accounts payable, (vii) accrued expenses and other current liabilities to the extent not already included above and (viii) all accrued and unpaid interest, fees, expenses, prepayment penalties or premiums on, or any guarantees or other contingent liabilities with respect to, any of the obligations referred to in the foregoing clauses (i) through (vii); provided, however, the exclusivity payments made pursuant to the Exclusivity Agreement and the payments of the charges and expenses incurred by Parent or the Surviving Company, including those of the Exchange Agent, in connection with the exchange of Shares for Merger Consideration shall not constitute “Liabilities and Debt”;

(gg) “Loaned Amount” means all principal and interest outstanding under any loan agreements to be entered into by no later than December 31, 2024 between Parent and its Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, in each case for amounts to be advanced after December 31, 2024, consisting of (i) $500,000 to be advanced by Parent to the Company on January 5, 2025 (provided that $250,000 of such advance will be contingent on Parent’s receipt of the proceeds from the Concurrent Investment), (ii) $500,000 to be advanced by Parent to the Company on February 5, 2025 (which, for the avoidance of doubt, will be contingent on Parent’s receipt of proceeds from the Concurrent Investment and secured by the Program Assets), and (iii) up to an additional $1,000,000 to be advanced by Parent upon request of the Company after March 1, 2025 until the Closing Date but disbursed in an amount no greater than $500,000 per calendar month (which, for the avoidance of doubt, will be contingent on Parent’s receipt of proceeds from the Concurrent Investment and secured by the Program Assets) for any expenses incurred by the Company in the ordinary course of business in connection with the Program Assets, and such amount shall be paid by Parent to the Company no later than five (5) Business Days after the request is made (and invoice or proof of expense is provided to Parent) as long as no event of default has occurred and is continuing under this Agreement as of the date of such request and the so long as the parties hereto are then still working in good faith toward a Closing;

(hh) “Net Working Capital Amount” (which can be positive or negative) means the difference of (A) Closing Cash and Cash Equivalents, plus (B) the $322,993.56 in prepaid expenses incurred in connection with Master Services Agreement, dated January 17, 2023, by and between the Company and PPD Development, L.P., as supplemented by that certain Project Addendum, dated February 8, 2023, by and between the Company and PPD Development, L.P., minus (C) Closing Liabilities and Debt, minus (D) Unpaid Company Transaction Expenses, in each case determined as of 12:01 A.M. Eastern Time on the Closing Date in accordance with GAAP and using the policies, conventions, methodologies and procedures used by the Company in preparing the Company Unaudited Financial Statements (to the extent consistent with GAAP). For illustrative purposes only, Section 8.4(hh) of the Company Disclosure Letter sets forth a sample calculation of the Net Working Capital Amount as of September 30, 2024 (as if the Closing Date occurred on such date);

(ii) “Out-of-the-Money Company Stock Option” means a Company Stock Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time and has a per share exercise price greater than $0.64.

(jj) “Parent Capitalization Representations” means the representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Section 4.3;

(kk) “Parent Common Stock” means the common stock of Parent, par value $0.001 per share;

(ll) “Parent Fundamental Representations” means the representations and warranties of Parent Merger Sub I and Merger Sub II set forth in Section 4.1, Section 4.2 and Section 4.7;

(mm) “Parent Share Value” means $5.7528;

(nn) “Parent Stockholder Approval” means, with respect to the Authorized Share Increase, the affirmative vote of the holders of a majority of the voting power of the shares of Parent Common Stock and, if necessary to comply with applicable Law, with respect to the Parent Share Issuance, by the affirmative vote of the majority of votes cast by the holders of shares of Parent Common Stock present in person or by proxy at the Parent Stockholders Meeting;

(oo) “Permitted Asset Disposition” means the transactions expressly and specifically contemplated by any Permitted Asset Disposition Agreement.

(pp) “Permitted Asset Disposition Agreement” means any agreement to dispose of any Non-VISTA Assets and any other agreement entered into by the Company prior to the Closing in order to fulfill the requirements of Section 6.2(i), provided that each Permitted Asset Disposition Agreement must meet the following conditions and requirements: (i) the agreement must expressly provide that there will be no continuing or further obligations, liabilities, payments, expenses, or covenants to be performed, incurred, or provided by the Company following the Closing, (ii) the agreement must be in a form that is approved in writing by Parent, which approval will not be unreasonably withheld, and (iii) no Permitted Asset Disposition Agreement shall dispose of any Program Assets.

(qq) “Permitted Indebtedness” means (a) Indebtedness to Parent under the CTF Agreement and the other Funding Documents (as defined in the CTF Agreement), (b) Indebtedness with respect to agreements providing for indemnification or similar obligations entered into in the ordinary course of business, (c) Indebtedness with respect to surety bonds incurred in the ordinary course of business, or (d) Indebtedness from customary cash management services (such as credit cards);

(rr) “Permitted Lien” means (a) statutory liens for Taxes that are not yet delinquent or which are being contested in good faith through appropriate proceedings and for which adequate reserves are set forth in the Company’s financial statements in accordance with GAAP; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law; (d) inchoate statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) any minor imperfection of title or similar liens, charges or encumbrances which individually or in the aggregate with other such liens, charges and encumbrances does not impair the value of or the ability to use or transfer the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Company’s business; (f) non-exclusive licenses granted by or to the Company in the ordinary course consistent with past practice; (g) Liens which are disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet; (h) Liens in favor of the lending entity under the CTF Agreement.

(ss) “Per Share Cash Consideration” means the quotient of (i) the Closing Adjusted Cash Consideration divided by (ii) the Company Fully Diluted Common Stock, rounded down to the nearest cent;

(tt) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(uu) “Personal Data” means information and data maintained by or on behalf of the Company or any of its Subsidiaries that qualifies as “personal information,” “personal data,” “personally identifiable information,” “PII,” or a similar term subject to regulation under applicable Privacy and Security Laws. Personal Data may relate to any identified or identifiable natural person, including, but not limited to, any data subject, study participant, customer, employee, or vendor of any Person. Personal Data includes information in any medium, including paper, electronic, or any other form;

(vv) “Pre-2023 Company Warrant” means any Company Warrants issued prior to 2023, pursuant to warrant agreements entered into by and between the Company and the respective warrant holder.

(ww) “Principal” means an officer, director, owner, partner, or a Person having primary management or supervisory responsibilities within a business entity (e.g., general manager; plant manager; head of a division or business segment; and similar positions);

(xx) “Privacy and Security Laws” means any applicable Laws governing the privacy, security, or Processing of Personal Data, and legally binding regulations promulgated by any Governmental Entity thereunder, including, but not limited to and, in each case, to the extent applicable: the Privacy Act of 1974; Section 5 of the Federal Trade Commission Act (and its state Law equivalents) as applicable to the receipt, access, use, disclosure, and security of Personal Data; the California Consumer Privacy Act and other similar state consumer privacy laws; the EU General Data Protection Regulation (and its UK Law equivalent); all Laws concerning email, text messaging, or telephone communications to the extent related to the Processing of Personal Data (including, without limitation, the Telephone Consumer Protection Act 1991 (TCPA), The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM Act), and their state Law counterparts); all Laws concerning Security Incidents and/or Personal Data security; all Laws concerning requirements for website and mobile application Privacy Policies, each as may be amended, replaced, or superseded from time to time. Privacy and Security Laws do not include the Health Insurance Portability and Accountability Act of 1996, unless and to the extent it applies to the Company and/or any of its Subsidiaries;

(yy) “Privacy Policies” means external-facing policies or notices governing the privacy, security, and Processing of Personal Data, as applicable to the Company and each of its Subsidiaries in the operation of their business;

(zz) “Processing” means any operation or set of operations performed upon Personal Data and all other data maintained by or on behalf of the Company and each of its Subsidiaries (including, but not limited to, Company Data), whether or not by automatic means, including, but not limited to, collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer, protection, disclosure, erasure, destruction, and disposal. For clarity, “Process” and “Processed” have correlative meanings;

(aaa) “Program Assets” means all assets and rights, including without limitation patents, patent rights, patent applications, product and development program assets, technical and business information and data, contract rights, equipment and other tangible assets (if any), and other rights and assets, associated with, derived from, relating to, or used in connection with KVA12123 and the KVA12123 development program and clinical trial.

(bbb) “Security Incident” means (i) a breach of security or intrusion into the Company or its Subsidiaries’ Business Systems that results in the material unlawful or unauthorized access to or use, acquisition, disclosure, destruction, loss, alteration, or Processing of Personal Data, (ii) the material unavailability of the Company’s or its Subsidiaries’ Business Systems due to a breach of security or intrusion into the Company or its Subsidiaries’ Business Systems, or (iii) a security incident, breach of system security, Personal Data breach, or any similar term as defined under applicable Privacy and Security Laws;

(ccc) “Service Provider” means any current or former officer, employee, director or independent contractor of the Company;

(ddd) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(eee) “Targeted Net Working Capital Amount” means an amount equal to Zero Dollars ($0);

(fff) “Tax Return” means any return, declaration, report, claim for refund or information statement filed, or required to be filed, with a Governmental Entity with respect to Taxes;

(ggg) “Taxes” means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, estimated and other taxes, fees, assessments, charges or levies in the nature of a tax, in each case, imposed by a Governmental Entity, including any interest, penalty, or addition thereto and any liability for the payment of any of the foregoing by contract (including any express or implied obligation to indemnify any other Person), or otherwise by operation of law;

(hhh) “Termination Fee” shall mean an amount equal to One Million Dollars ($1,000,000);

(iii) “Trading Day” means a day on which shares of Parent Common Stock are traded on the Nasdaq Capital Market; and

(jjj) “Unpaid Company Transaction Expense” means the aggregate amount (without duplication) of all costs, fees and expenses incurred by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries are or may become liable in connection with the transactions contemplated hereby and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the transactions contemplated hereby, including (i) the fees and disbursements payable by the Company to those Persons identified in Section 3.23; (ii) the fees and disbursements payable to legal counsel or accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of the Company that are payable by the Company in connection with the transactions contemplated by this Agreement; (iii) any bonus, transaction, change of control, severance, incentive compensation, termination, retention or similar transaction-related payments to be paid to any Service Provider of the Company or any Subsidiary, as well as the employer portion of any payroll Taxes to be paid in connection therewith, including any such amounts that are due to “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby or are contingent upon both consummation of the transactions contemplated hereby and the termination of employment (or the occurrence of other double-trigger events) occurring after the Closing (or prior to or at the Closing to the extent requested by Parent); (iv) the employer portion of any payroll Taxes relating to or resulting from the payment of any portion of the amounts payable to holders of Company Stock Options; (v) any fees, costs or expenses payable by the Company to the Stockholders Representative after the Closing; and (vi) all other miscellaneous fees, expenses or costs, in each case, incurred by the Company in connection with the transactions contemplated by this Agreement (including, but not limited to, any payments made at the election of holders of Company Warrants and the cost of the D&O “tail” policy referenced in Section 5.10); provided, that in the case of the foregoing clauses (i) through (vi), (a) only to the extent such amounts have not been paid by the Company prior to the Closing, or (b) to the extent not otherwise accounted for in the calculation of Net Working Capital Amount as a reduction to such amount; provided, further, that the foregoing clauses (ii) and (iii) shall not include any fees, expenses or disbursements incurred by Parent, or by the Surviving Company which are on behalf of Parent, including any advisory fee and the fees and expenses of Parent’s attorneys, accountants and other advisors.

Section 8.5 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 8.6 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent and Merger Subs Disclosure Letter and the Non-Disclosure Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof, except as otherwise expressly provided herein.

Section 8.7 Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.10, which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof and (b) from and after the Effective Time, the rights of holders of Shares to receive the Merger Consideration set forth in Article II. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently,

Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement (whether in contract, tort or otherwise) or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.9 Consent to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably consent to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.11 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.12 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.13 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE CTF AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.16 Electronic or .pdf Signature. This Agreement may be executed by .pdf signature or any electronic signature complying with the U.S. E-SIGN Act of 2000 (e.g., www.docusign.com) and such signature shall constitute an original for all purposes.

Section 8.17 No Presumption Against Drafting Party. Each of Parent, Merger Sub I, Merger Sub II and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TUHURA BIOSCIENCES, INC.

By:	/s/ James Bianco
Name: James Bianco, M.D.
Title: Chief Executive Officer

HURA MERGER SUB I, INC.

By:	/s/ James Bianco
Name: James Bianco, M.D.
Title: President

HURA MERGER SUB II, LLC

By:	/s/ James Bianco
Name: James Bianco, M.D.
Title: President

KINETA, INC.

By:	/s/ Craig Philips
Name: Craig Philips
Title: President

CRAIG PHILIPS,
solely in his capacity as Stockholders Representative

/s/ Craig Philips

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A-1

FORM OF COMPANY SUPPORT AGREEMENT

(See Attached)

EXHIBIT A-2

FORM OF PARENT SUPPORT AGREEMENT

(See Attached)

EXHIBIT B

FORM OF LOCK-UP AGREEMENT

(See Attached)

INDEX OF DEFINED TERMS

Definition	Location
2023 Company Warrants	8.4(a)
Accounting Firm	2.4(f)
Acquisition Proposal	5.4(f)(i)
Action	3.8(a)
Adverse Recommendation Change	5.4(c)
Affiliate	8.4(b)
Affordable Care Act	3.10(a)
Agreement	Preamble
Authorized Share Increase	5.7(e)
Book-Entry Shares	2.6(b)
Business Day	8.4(c)
Business System(s)	8.4(d)
Cash and Cash Equivalents	8.4(e)
Certificate of Merger	1.3
Certificates	2.6(b)
Closing	1.2
Closing Adjusted Cash Consideration	8.4(f)
Closing Cash and Cash Equivalents	8.4(g)
Closing Date	1.2
Closing Date Schedule	2.4(b)
Closing Liabilities and Debt	8.4(h)
Closing Net Working Capital Amount	8.4(i)
Code	8.4(j)
Company	Preamble
Company Acquisition Agreement	5.4(a)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Capitalization Representations	8.4(k)
Company Charter	3.1(b)
Company Data	8.4(l)
Company Delayed Share Consideration	8.4(m)
Company Disclosure Letter	Article III
Company Fully Diluted Common Stock	8.4(n)
Company Fundamental Representations	8.4(o)
Company Initial Share Consideration	8.4(p)
Company IP	3.18(a)
Company Party	7.3(e)
Company Plan	8.4(q)
Company Products	3.25(c)
Company Registered IP	3.18(a)
Company SEC Documents	3.5(a)
Company Stock Option	3.2(a)
Company Stock Plans	3.2(a)
Company Stockholder Approval	3.3(b)(iii)
Company Stockholders Meeting	5.7(d)
Company Support Agreements	Recitals
Company Unaudited Financial Statements	2.4(a)
Company Unregistered IP	3.18 (a)

i

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Company Warrants	3.2(a)
Concurrent Investment	8.4(s)
Contract	3.4(a)
control	8.4(r)
Costs	5.10(a)
Deficit Cash Consideration	8.4(t)
Delaware Secretary of State	1.3
Delayed Net Working Capital Amount	8.4(u)
Delayed Per Share Stock Consideration	8.4(v)
Determination	2.4(f)
DGCL	Recitals
Disposed Asset Payment Right	2.3
Dispute Notice	2.4(d)
Dissenting Shares	2.7
DLLCA	Recitals
Effective Time	1.3
Employee Census	3.12(a)(xi)
End Date	7.1(b)(i)
Environmental Claim	3.13(b)(i)
Environmental Laws	3.13(b)(ii)
Environmental Permits	3.13(b)(iii)
ERISA Affiliate	3.10(d)
Estimated Closing Liabilities and Debt	2.4(a)
Estimated Net Working Capital Amount	2.4(a)
Estimated Net Working Capital Deficit	2.4(a)
Estimated Net Working Capital Surplus	2.4(a)
Estimated Unpaid Company Transaction Expenses	2.4(a)
Exchange Act	3.4(b)
Exchange Agent	2.6(a)
Exchange Fund	2.6(a)
Excluded Shares	2.1(b)
Exclusivity Agreement	8.4(w)
Extended Per	2.3
FAR	8.4(x)
FCPA	3.22(a)
FDA	3.25(c)
FDA Ethics Policy	3.25(i)
FDCA	3.25(d)
First Certificate of Merger	1.3
First Merger	Recitals
GAAP	2.4(a)
Governmental Entity	3.4(b)
Health Care Laws	8.4(y)
Holdback Liabilities Amount	8.4(z)
Indebtedness	8.4(aa)
Indemnified Parties	5.10(a)
Initial Per Share Stock Consideration	8.4(bb)
Initial Period	2.3

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Intellectual Property	3.18(c)
In-the-Money Company Stock Option	8.4(cc)
IRS	3.10(a)(ii)
knowledge	8.4(dd)
KVA12123	8.4(ee)
Law	3.4(a)
Leased Properties	3.17
Leases	3.17
Liabilities and Debt	8.4(ff)
Liens	3.2(b)
Loaned Amount	8.4(gg)
Lock-Up Agreements	Recitals
Material Adverse Effect	3.1(a)
Material Contract	3.15(a)
Materials of Environmental Concern	3.13(b)(iv)
Measurement Date	3.2(a)
Merger Consideration	2.1(a)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Nasdaq	4.4(b)
Net Working Capital Amount	8.4(hh)
Non-Disclosure Agreement	5.5(b)
Non-VISTA Assets	6.2(i)
Optionholder Treatment Agreements	6.2(f)
Out-of-the-Money Company Stock Option	8.4(ii)
Parent	Preamble
Parent Common Stock	8.4(kk)
Parent Disclosure Letter	Article IV
Parent Fundamental Representations	8.4(jj), 8.4(ll)
Parent Material Adverse Effect	4.1(a)
Parent Party	7.3(e)
Parent Preferred Stock	4.3(a)
Parent SEC Documents	4.5(a)
Parent Share Issuance	5.7(a)
Parent Share Value	8.4(mm)
Parent Stockholder Approval	8.4(nn)
Parent Stockholders Meeting	5.7(e)
Parent Support Agreements	Recitals
Parent Termination Fee	7.3(d)
PBGC	3.10(b)(iv)
Per Share Cash Consideration	8.4(ss)
Permits	3.9
Permitted Asset Disposition	8.4(oo)
Permitted Asset Disposition Agreement	8.4(pp)
Permitted Indebtedness	8.4(qq)
Permitted Lien	8.4(rr)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Person	8.4(tt)
Personal Data	8.4(uu)
Pre-2023 Company Warrant	8.4(vv)
Preferred Stock	3.2(a)
Principal	8.4(ww)
Privacy and Security Laws	8.4(xx)
Privacy Policies	8.4(yy)
Processing	8.4(zz)
Program Assets	8.4(aaa)
Proxy Statement/Prospectus	5.7(a)
Recommendation	3.3(b)(iii)
Registration Statement	5.7(a)
Representatives	5.4(a)
Rev. Proc. 2018-12	5.18(b)
Review Period	2.4(d)
Safety Notices	3.25(g)
Sarbanes-Oxley Act	3.5(a)
SEC	Article III
Second Certificate of Merger	1.3
Second Effective Time	1.3
Second Merger	Recitals
Securities Act	3.4(b)
Security Incident	8.4(bbb)
Service Provider	8.4(ccc)
Share	2.1(a)
Shares	2.1(a)
Stockholders Representative	Preamble
Subsidiary	8.4(ddd)
Superior Proposal	5.4(f)(ii)
Surviving Company	Recitals
Surviving Entity	Recitals
Takeover Laws	3.19
Targeted Net Working Capital Amount	8.4(eee)
Tax Return	8.4(fff)
Taxes	8.4(ggg)
Termination Fee	8.4(hhh)
Trading Day	8.4(iii)
Unpaid Company Transaction Expense	8.4(jjj)
WARN Act	3.12(h)
Warrantholder Treatment Agreements	6.2(f)

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of May 5, 2025, is made and entered into by and among TuHURA Biosciences, Inc., a Nevada corporation (“Parent”), Hura Merger Sub I, Inc., a Delaware corporation and direct wholly-owned Subsidiary of Parent (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned Subsidiary of Parent (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), Kineta, Inc., a Delaware corporation (the “Company”), and Craig Philips, solely in his capacity as the representative, agent and attorney-in-fact of the stockholders of the Company (the “Stockholders Representative”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A. WHEREAS, Parent, the Company, Merger Subs and the Stockholders Representative are parties to that certain Agreement and Plan of Merger, dated as of December 11, 2024 (the “Merger Agreement”);

B. WHEREAS, Section 7.4 of the Merger Agreement provides that the Merger Agreement may be amended, modified or supplemented by a duly authorized instrument specifically designated as an amendment to the Merger Agreement and signed on behalf of each of the parties in interest at the time of such amendment; and

C. WHEREAS, Parent, the Company, Merger Subs and the Stockholders Representative desire to amend the Merger Agreement pursuant to Section 7.4 thereof to clarify certain terms and provisions thereof.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, Parent, Merger Sub and the Company hereby agree as follows:

1. AMENDMENT TO SECTION 6.2(e) OF THE MERGER AGREEMENT. Section 6.2(e) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(e) Concurrent Investment. The Concurrent Investment shall have been completed and the receipt of gross proceeds to Parent of not less than Twenty Million Dollars ($20,000,000), which gross proceeds shall have been received by Parent, or will be received by Parent substantially simultaneously with the Closing.”

2. AMENDMENT TO SECTION 6.2(g) OF THE MERGER AGREEMENT. Section 6.2(g) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(g) Company Net Working Capital Deficit. The Estimated Net Working Capital Deficit, if any, shall not be greater than Six Million Dollars ($6,000,000).”

3. AMENDMENT TO SECTION 7.1(b)(i) OF THE MERGER AGREEMENT. Section 7.1(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i) the Mergers shall not have been consummated by June 30, 2025 (subject to possible extension as provided in this Section 7.1(b)(i), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to the Company or Parent if such party’s (or in the case of Parent, Merger Sub I or Merger Sub II) action or failure to act has been a principal cause of the failure of the Mergers to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided further, however, that Parent may, on or prior to June 30, 2025 by written notice to the Company, extend the End Date to no later than July 31, 2025, provided that as a condition to making such extension, Parent shall advance to the Company an amount equal to $250,000 to fund Company expenses, which amount shall not increase the Loaned Amount;”

4. AMENDMENTS TO SECTION 8.4 OF THE MERGER AGREEMENT. Section 8.4 of the Merger Agreement shall be amended by amending and restating the following defined terms:

“(f) “Closing Adjusted Cash Consideration” means a dollar amount equal to (i) Twelve Million Dollars ($12,000,000), minus (ii) Five Million Dollars ($5,000,000) relating to Parent’s exclusivity payment under the Exclusivity Agreement, minus (iii) Three Hundred Thousand Dollars ($300,000) relating to Parent’s extension payment under the Exclusivity Agreement, minus (iv) Six Hundred Ninety-Five Thousand Dollars ($695,000), minus (v) the Loaned Amount, if any, plus (vi) the Estimated Net Working Capital Surplus, if any, minus (vii) the Estimated Net Working Capital Deficit, if any;”

“(m) “Company Delayed Share Consideration” means the number of shares of Parent Common Stock equal to the quotient of (i) the difference of (A) Six Million Five Hundred Thousand Dollars ($6,500,000), minus (B) the Holdback Liabilities Amount, if any, minus (C) Delayed Net Working Capital Amount, if any, divided by (ii) the Parent Share Value, rounded down to the nearest whole share; provided, however, in no event shall the Company Delayed Share Consideration be less than zero;”

“(p) “Company Initial Share Consideration” means the number of shares of Parent Common Stock equal to the quotient of (i) the difference of (A) Sixteen Million Five Hundred Thousand Dollars ($16,500,000) minus (B) the Deficit Cash Consideration, if any, divided by (ii) Parent Share Value, rounded down to the nearest whole share;”

“(s) “Concurrent Investment” means the financing event by Parent after the date hereof which results in gross proceeds to Parent in an amount no less than Twenty Million Dollars ($20,000,000);”

“(u) “Delayed Net Working Capital Amount” means, if the Closing Net Working Capital results in a deficit (e.g., the Closing Net Working Capital is less than the Targeted Net Working Capital) and that deficit is greater than Six Million Dollars ($6,000,000), the difference between the Closing Net Working Capital and Six Million Dollars ($6,000,000);”

“(gg) “Loaned Amount” means all principal and interest outstanding under any loan between Parent and its Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, consisting of (i) $250,000 that was previously advanced by Parent to Company, (ii) $250,000 to be advanced by Parent to the Company on or before May 15, 2025, and (iii) $250,000 to be advanced by Parent to Company on or before June 3, 2025 (with the advance in foregoing clause (iii) being contingent upon Parent’s receipt of (A) proceeds from the Concurrent Investment or (B) proceeds from Parent stockholder warrant exercise payments due on May 30, 2025), in each case, for any expenses incurred by the Company in the ordinary course of business or expenses incurred in connection with the Program Assets and approved by Parent, and such amount shall be paid by Parent to the Company no later than five (5) Business Days after the request is made (and invoice or proof of expense is provided to Parent) as long as no event of default has occurred and is continuing under this Agreement as of the date of such request and so long as the parties hereto are then still working in good faith toward a Closing;”

5. CERTAIN VENDOR MATTERS. The Company hereby agrees that that the Company will at all times prior to and through the Closing take such steps to ensure that, except as otherwise consented to by Parent in writing, the Master Development Services Agreement, dated July 9, 2021 (the “Samsung MDSA”), between the Company and Samsung Biologics Co. Ltd. (“Samsung Biologics”) will remain in effect in accordance with its terms. Parent agrees that it will advance to Company the cost payable to Samsung Biologics for the two June 2025 stability studies proposed by Samsung Biologics (the “Samsung Advance”), and the Company will utilize the Samsung Advance solely to fund such stability studies. The Samsung Advance will constitute a Loaned Amount under the Merger Agreement and will reduce the amount that would otherwise be advanced by Parent pursuant to Section 8.4(gg)(ii) of the Merger Agreement (as amended hereby).

6. NO FURTHER AMENDMENT; EFFECT OF AMENDMENT. This Amendment shall be deemed incorporated into, and form a part of, the Merger Agreement and have the same legal validity and effect as the Merger Agreement. Except as expressly and specifically amended hereby, the Merger Agreement is not

2

otherwise being amended, modified or supplemented and all terms and provisions of the Merger Agreement are and shall remain in full force and effect in accordance with its terms, and all references to the Merger Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Merger Agreement shall hereafter refer to the Merger Agreement as amended by this Amendment, and as it may hereafter be further amended or restated.

7. REFERENCES TO THE MERGER AGREEMENT. Once this Amendment becomes effective, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder,” “hereby,” “hereto” or words of similar import shall hereafter be deemed to refer to the Merger Agreement as amended hereby (except that references to the date of the Merger Agreement and references in the Merger Agreement to “the date hereof,” “the date of this Agreement” or words of similar import shall continue to mean December 11, 2024).

8. COUNTERPARTS. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. This Amendment may be executed by.pdf signature or any electronic signature complying with the U.S. E-SIGN Act of 2000 (e.g.,www.docusign.com) and such signature shall constitute an original for all purposes

9. INCORPORATION BY REFERENCE. Each of the provisions of Sections 8.3 (Notices), 8.8 (Governing Law), 8.9 (Consent to Jurisdiction), 8.13 (Severability) and 8.14 (Waiver of Jury Trial) of the Merger Agreement shall be incorporated by reference as if set out in full herein and shall apply hereto, mutatis mutandis.

[Signature page follows]

3

IN WITNESS WHEREOF, the parties listed below, by their duly authorized representatives, have executed this Amendment as of the date first written above.

TUHURA BIOSCIENCES, INC.

By:	/s/ James Bianco
Name:	James Bianco, M.D.
Title:	Chief Executive Officer

HURA MERGER SUB I, INC.

By:	/s/ James Bianco
Name:	James Bianco, M.D.
Title:	Chief Executive Officer

HURA MERGER SUB II, LLC

By:	/s/ James Bianco
Name:	James Bianco, M.D.
Title:	Chief Executive Officer

KINETA, INC.

By:	/s/ Craig Philips
Name:	Craig Philips
Title:	President

CRAIG PHILIPS, solely in his capacity as Stockholders Representative

/s/ Craig Philips

(Signature Page to First Amendment to Agreement and Plan of Merger)

ANNEX B

SECTION 262

OF THE

DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C: CERTIFICATE OF AMENDMENT

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and

Restated Articles (PURSUANT TO NRS 78.403)

Officer’s Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State:
TuHURA Biosciences, Inc.

	Entity or Nevada Business Identification Number (NVID):	NV20091193377

2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles

☐  Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
☐ Amended and Restated Articles
* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following: (Check only one box)   ☐  incorporators  ☐  board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:
Or ☐ No action by stockholders is required, name change only.

☐ Officer’s Statement (foreign qualified entities only) -
Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:
Changes to takes the following effect:
☐ The entity name has been amended. ☐ Dissolution
☐ The purpose of the entity has been amended. ☐ Merger
☐ The authorized shares have been amended. ☐ Conversion
☐ Other: (specify changes)

* Officer’s Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.	Page 1 of 2 Revised: 9/1/2023

C-1

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and

Restated Articles (PURSUANT TO NRS 78.403)

Officer’s Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)
	Date:	Time:
(must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)

Changes to takes the following effect:

☐   The entity name has been amended.

☐   The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐   The purpose of the entity has been amended.

☒   The authorized shares have been amended.

☐   The directors, managers or general partners have been amended.

☐   IRS tax language has been added.

☐   Articles have been added.

☐   Articles have been deleted.

☐   Other.

The articles have been amended as follows: (provide article numbers, if available)

Article SECOND of the Articles of Incorporation is amended in its entirety as set forth below.
(attach additional page(s) if necessary)

6. Signature: (Required)	☒
	Signature of Officer or Authorized Signer		Title

☒
	Signature of Officer or Authorized Signer		Title

*  If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below: (attach additional page(s) if necessary)

Article SECOND of the Articles of Incorporation of TuHURA Biosciences, Inc. has been amended in its entirety to read as follows:

NUMBER OF SHARES WITH PAR VALUE:

200,000,000 COMMON - $0.001 PAR VALUE

5,000,000 PREFERRED - $0.001 PAR VALUE

This form must be accompanied by appropriate fees.	Page 2 of 2
Revised: 9/1/2023

C-2

ANNEX D: PLAN OF CONVERSION

OF

TUHURA BIOSCIENCES, INC.

THIS PLAN OF CONVERSION (this “Plan”), dated as of [●], 2025, is entered into by TuHURA Biosciences, Inc., a Nevada corporation (“TuHURA Nevada”), for the purpose of converting TuHURA Nevada into a Delaware corporation proposed to be known as TuHURA Biosciences, Inc. (the “Converted Entity”), in accordance with Section 92A.105 of the Nevada Revised Statutes (“NRS”) and Section 265 of the Delaware General Corporation Law (the “DGCL”) (the “Conversion”).

RECITALS

WHEREAS, TuHURA Nevada is a corporation duly organized and existing under the laws of the State of Nevada;

WHEREAS, the Board of Directors of TuHURA Nevada have determined that it is advisable and in the best interest of TuHURA Nevada and its stockholders for TuHURA Nevada to convert from a Nevada corporation to a Delaware corporation;

WHEREAS, in accordance with the NRS and the DGCL, TuHURA Nevada proposes to effect the Conversion;

WHEREAS, the form, terms and provisions of this Plan have been authorized, approved and adopted by the Board of Directors of TuHURA Nevada;

WHEREAS, the Board of Directors of TuHURA Nevada submitted this Plan to the stockholders of TuHURA Nevada for approval and recommended that such stockholders authorize, approve and adopt this Plan; and

WHEREAS, this Plan has been authorized, approved and adopted by the holders of a majority of the voting power of the stockholders of TuHURA Nevada.

NOW, THEREFORE, BE IT KNOWN, that:

1. Conversion. The name of the converting entity is TuHURA Biosciences, Inc. At the Effective Time (as defined below), TuHURA Nevada shall be converted into a Delaware corporation under the proposed name TuHURA Biosciences, Inc.

2. Effective Time. Promptly following the effective time of the merger contemplated by that certain Agreement and Plan of Merger, dated as of December 11, 2024, among TuHURA Nevada, HURA Merger Sub I, Inc., a Delaware corporation, HURA Merger Sub II, LLC, a Delaware limited liability company, and Kineta, Inc., a Delaware corporation, provided that this Plan has not been terminated or deferred pursuant to Section 12 hereof, TuHURA Nevada shall cause the Conversion to be consummated by (a) filing duly executed articles of conversion with the Secretary of State of the State of Nevada (the “Articles of Conversion”) and (b) filing with the Secretary of State of the State of Delaware (x) a duly executed certificate of conversion (the “Certificate of Conversion”) and (y) a duly executed certificate of incorporation of the Converted Entity in the form specified below. The Conversion shall be effective (the “Effective Time”), unless another date and time is specified, at the time of the Articles of Conversion have been filed with the Secretary of State of the State of Nevada and the Certificate of Conversion is filed with the Secretary of State of the State of Delaware.

3. Effect of Conversion. At the Effective Time TuHURA Nevada shall continue its existence in the organizational form of the Converted Entity. At the Effective Time, the Converted Entity shall be formed as a corporation existing under the laws of the State of Delaware. Following the Conversion, the Converted Entity shall, for all purposes of the laws of the States of Delaware and Nevada, be deemed to be the same entity as TuHURA Nevada. At the Effective Time, all of the rights, privileges and powers of TuHURA Nevada, and all property, real, personal and mixed, and all debts due to TuHURA Nevada, as well as all other things and causes of action belonging to TuHURA Nevada, shall, in accordance with the NRS, remain vested in the Converted Entity and shall be the property of the Converted Entity and the title to any real property vested by deed or otherwise in TuHURA Nevada shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of TuHURA Nevada shall be preserved unimpaired, and all debts, liabilities and duties of TuHURA Nevada shall remain attached to the Converted Entity, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a Delaware corporation. The rights, privileges, powers and interests in property of TuHURA Nevada, as well as the debts, liabilities and duties of TuHURA Nevada, shall not be deemed, as a consequence of the Conversion, to have been transferred to the Converted Entity for any purpose of the laws of the State of Delaware. The Conversion shall not be deemed to affect any obligations or liabilities of TuHURA Nevada incurred prior to the Effective Time or the personal liability of any person incurred prior thereto. TuHURA Nevada shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Conversion shall not be deemed to constitute a dissolution of TuHURA Nevada and shall constitute a continuation of the existence of TuHURA Nevada in the form of a Delaware corporation.

4. Governance and Other Matters Related to the Converted Entity.

a. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Converted Entity shall be as set forth in Exhibit A attached hereto (the “Certificate of Incorporation”) and shall be filed with the Secretary of State of the State of Delaware.

b. Bylaws. At the Effective Time, the Bylaws of the Converted Entity shall be as set forth in Exhibit B attached hereto (the “Bylaws”), and shall be adopted as such by the board of directors of the Converted Entity. Thereafter, the Bylaws may be amended by the board of directors or the stockholders of the Converted Entity as provided in the Bylaws and the Certificate of Incorporation, as applicable.

c. Directors and Officers. At the Effective Time, all directors and officers of TuHURA Nevada immediately prior to the Effective Time shall be directors and officers, of the Converted Entity, respectively, until the expiration of their respective terms of office and until their successors have been duly elected and have qualified, or until their earlier death, resignation or removal. After the Effective Time, the Converted Entity and its board of directors shall take any necessary actions to cause each of such individuals to be appointed or to confirm such appointments.

5. Effect of the Conversion on the Capital Stock of TuHURA Nevada. At the Effective Time, each one (1) outstanding share of TuHURA Nevada stock shall, without any action of the part of the holder thereof, be converted into a like class of one (1) validly issued, fully paid, and nonassessable share of the Converted Entity’s stock. Following the Effective Time, all shares of TuHURA Nevada stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of TuHURA Nevada stock immediately prior to the Effective Time shall cease to have any rights with respect thereto.

6. Stock Certificates. From and after the Effective Time, all of the outstanding certificates that prior to the Effective Time represented shares of TuHURA Nevada capital stock shall be deemed for all purposes to evidence ownership of and to represent the shares of the Converted Entity’s capital stock into which the shares represented by such certificates have been converted as provided herein. The registered owner on the books and records of the Converted Entity or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Converted Entity or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of the Converted Entity evidenced by such outstanding certificate as provided above.

7. Employee Benefit and Compensation Plans. At the Effective Time, each employee benefit plan, incentive compensation plan, stock purchase plan, stock option agreement and other similar plans and agreements to which TuHURA Nevada is then a party shall be automatically assumed by, and continue to be the plan of, the Converted Entity, without further action by TuHURA Nevada or the Converted Entity or any other party thereto. To the extent any employee benefit plan, incentive compensation plan, stock purchase plan, stock option agreement or other similar plan or agreement provides for the issuance or purchase of, or otherwise relates to, shares of TuHURA Nevada’s capital stock, after the Effective Time, such plan or agreement shall be deemed to provide for the issuance or purchase of, or otherwise relate to, shares of the Converted Entity’s capital stock.

8. Filings, Licenses, Permits, Titled Property, Etc. As necessary, following the Effective Time, the Converted Entity shall apply for new qualifications to conduct business (including as a foreign corporation), licenses, permits and similar authorizations on its behalf and in its own name in connection with the Conversion and to reflect the fact that it is a corporation duly formed and validly existing under the laws of the State of Delaware. As required or appropriate, following the Effective Time, all real, personal or intangible property of TuHURA Nevada which was titled or registered in the name of TuHURA Nevada shall be re-titled or re-registered, as applicable, in the name of the Converted Entity by appropriate filings or notices to the appropriate parties (including, without limitation, any applicable governmental agencies).

9. Further Assurances. If, at any time after the Effective Time, the Converted Entity shall determine or be advised that any deeds, bills of sale, assignments, agreements, documents or assurances or any other acts or things are necessary, desirable or proper, consistent with the terms of this Plan to vest, perfect or confirm, of record or otherwise, in the Converted Entity its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of TuHURA Nevada, or to otherwise carry out the purposes of this Plan, the Converted Entity and its proper officers and directors (or their designees), are hereby authorized to execute and deliver, in the name and on behalf of TuHURA Nevada, all such deeds, bills of sale, assignments, agreements, documents and assurances and do, in the name and on behalf of TuHURA Nevada, all such other acts and things necessary, desirable to vest, perfect or confirm, of record or otherwise, in the Converted Entity its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of TuHURA Nevada, or to otherwise carry out the purposes of this Plan and the Conversion.

10. Implementation and Interpretation; Termination and Amendment. This Plan shall be implemented and interpreted, prior to the Effective Time, by the board of directors of TuHURA Nevada and, upon the Effective Time, by the board of directors of the Converted Entity, (a) each of which shall have full power and authority to delegate and assign any matters covered hereunder to any other party(ies), including, without limitation, any officers of TuHURA Nevada or the Converted Entity, as the case may be, and (b) the interpretations and decisions of which shall be final, binding, and conclusive on all parties.

11. Amendment. This Plan may be amended or modified by the board of directors of TuHURA Nevada at any time prior to the Effective Time, provided that, if stockholder approval has already been obtained, such amendment shall not, without obtaining the approval of such amendment by the stockholders: (a) alter or change the manner or basis of converting a stockholder’s shares of TuHURA Nevada into shares of the Converted Entity as set forth in Section 5 hereof, or (b) alter or change any of the terms and conditions of this Plan in a manner that adversely affects the stockholders of TuHURA Nevada.

12. Termination or Deferral. At any time before the Effective Time, (a) this Plan may be terminated and the Conversion may be abandoned by action of the board of directors of TuHURA Nevada, notwithstanding the approval of this Plan by the stockholders of TuHURA Nevada, or (b) the consummation of the Conversion may be deferred for a reasonable period of time if, in the opinion of the board of directors of TuHURA Nevada, such action would be in the best interest of TuHURA Nevada and its stockholders. In the event of termination of this Plan, this Plan shall become void and of no effect and there shall be no liability on the part of TuHURA Nevada, its board of directors or stockholders with respect thereto.

13. Third Party Beneficiaries. This Plan shall not confer any rights or remedies upon any person or entity other than as expressly provided herein.

14. Severability. Whenever possible, each provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.

15. Tax Treatment. For United States federal and applicable state and local income tax purposes, it is intended by the parties hereto that the Conversion qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and that this Plan constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

[Remainder of Page Intentionally Blank; Signature Page Follows]

IN WITNESS WHEREOF, TuHURA Nevada has caused this Plan to be executed as of the day and year first above written.

TuHURA Biosciences, Inc.

By:
Name:
Title:

Exhibit A

Certificate of Incorporation

(See attached)

Exhibit B

Bylaws

(See attached)

ANNEX E: NEVADA ARTICLES OF CONVERSION

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov	ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion/Exchange/Merger

NRS 92A.200 and 92A.205

This filing completes the following:  ☒  Conversion  ☐ Exchange  ☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information: (Constituent, Acquired or Merging)	Entity Name:
TuHURA Biosciences, Inc.

	Jurisdiction:	Nevada	Entity Type*:	Corporation

If more than one entity being acquired or merging please attach additional page.
2. Entity Information: (Resulting, Acquiring or Surviving)	Entity Name:
TuHURA Biosciences, Inc.

	Jurisdiction:	Delaware	Entity Type*:	Corporation

3. Plan of Conversion, Exchange or Merger: (select one box)	☐ The entire plan of conversion, exchange or merger is attached to these articles.

☒   The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity. The entire plan of exchange or merger is on file at the registered office of the acquiring corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the acquiring entity (NRS 92A.200).

☐ The complete executed plan of conversion for the resulting domestic limited partnership is on file at the records office required by NRS 88.330. (Conversion only)
4. Approval:	Exchange/Merger:
(If more than one entity being acquired or merging please attach additional approval page.)	Owner’s approval (NRS 92A.200) (options a, b or c must be used for each entity) ☐ A. Owner’s approval was not required from the: ☐ Acquired/merging ☐ Acquiring/surviving

☐ B. The plan was approved by the required consent of the owners of:

☐ Acquired/merging
☐ Acquiring/surviving

☐ C. Approval of plan of exchange/merger for Nevada non-profit corporation (NRS 92A.160):

Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

☐ Acquired/merging
☐ Acquiring/surviving

Name of acquired/merging entity

Name of acquiring/surviving entity

5. Effective Date and Time: (Optional)	Date:		Time:

(must not be later than 90 days after the certificate is filed)

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.	Page 1 of 4
Revised: 8/1/2023

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov	ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion/Exchange/Merger NRS 92A.200 and 92A.205 This filing completes the following: ☒ Conversion ☐ Exchange ☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

4. Approval Continued: (If more than one entity being acquired or merging please attach additional approval page.)

Exchange/Merger:

Owner’s approval (NRS 92A.200) (options a, b or c must be used for each entity)

☐   A. Owner’s approval was not required from the:

☐ Acquired/merging

☐ Acquiring/surviving

☐   B. The plan was approved by the required consent of the owners of:

☐ Acquired/merging

☐ Acquiring/surviving

☐   C. Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):

Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

☐ Acquired/merging
☐ Acquiring/surviving

Name of acquired/merging entity

Name of acquiring/surviving entity

4. Approval Continued: (If more than one entity being acquired or merging please attach additional approval page.)

Exchange/Merger:

Owner’s approval (NRS 92A.200) (options a, b or c must be used for each entity)

☐   A. Owner’s approval was not required from the:

☐ Acquired/merging

☐ Acquiring/surviving

☐   B. The plan was approved by the required consent of the owners of:

☐ Acquired/merging
☐ Acquiring/surviving
☐ C. Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):

Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

☐ Acquired/merging
☐ Acquiring/surviving

Name of acquired/merging entity

Name of acquiring/surviving entity

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.	Page 2 of 4 Revised: 8/1/2023

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger
NRS 92A.200 and 91A.205

6. Forwarding Address for Service of Process:
	Dan Dearborn			USA
	Name			Country
(Conversion and Mergers	Care of:
only, if resulting/surviving
entity is foreign)	10500 University Center Dr., Suite 110	Tampa	FL	33612
	Address	City	State Zip/Postal Code

7. Amendment, if any,
to the articles or
certificate of the
surviving entity. (NRS
92A.200):
(Merger only) **
** Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them “Restated” or “Amended and Restated,” accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.
8. Declaration:	Exchange:
(Exchange and Merger only)	☒ The undersigned declares that a plan of exchange has been adopted by each constituent entity (NRS 92A.200).

Merger: (Select one box)

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☐ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).
9. Signature Statement: (Required)	☒ Conversion:
A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87).

2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.
TuHURA Biosciences, Inc.
Name of constituent entity
Form will be returned if unsigned.				Page 3 of 4
This form must be accompanied by appropriate fees.				Revised: 8/1/2023

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger NRS 92A.200 and 91A.205

9. Signature Statement Continued: (Required)

☐   Exchange:

Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or a member if there are no Managers; A trustee of each Nevada business trust (NRS 92A.230)

Unless otherwise provided in the certificate of trust or governing instrument of a business trust, an exchange must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the exchange.

The articles of exchange must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

☐ Merger:

Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230).

The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

10. Signature(s): (Required)

Name of acquired/merging entity
☒
	Signature (Exchange/Merger)	Title	Date
If more than one entity being acquired or merging please attach additional page of informaiton and signatures.

Name of acquiring/surviving entity
☒
	Signature (Exchange/Merger)	Title	Date

☒
	Signature of Constituent Entity (Conversion)	Title	Date
Please include any required or optional information in space below: (attach additional page(s) if necessary)

Form will be returned if unsigned. This form must be accompanied by appropriate fees.	Page 4 of 4 Revised: 8/1/2023

ANNEX F: DELAWARE CERTIFICATE OF CONVERSION

STATE OF DELAWARE CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION TO A DELAWARE CORPORATION PURSUANT TO SECTION 265 OF

THE DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the non-Delaware corporation was first formed is Nevada and the date the non-Delaware corporation first formed is June 24, 2009.

2.	The jurisdiction immediately prior to filing this Certificate is Nevada.

3.	The name of the non-Delaware corporation immediately prior to filing this Certificate is TuHURA Biosciences, Inc.

4.	The name of the corporation as set forth in the Certificate of Incorporation is TuHURA Biosciences, Inc.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the       day of      , A.D. 2025.

By:
Authorized Person or Officer

Name:
Print or Type

F-1

ANNEX G: DELAWARE CERTIFICATE OF INCORPORATION

CERTIFICATE OF INCORPORATION

OF

TUHURA BIOSCIENCES, INC.

(Effective [●], [●])

ARTICLE I.

The name of this corporation is TuHURA Biosciences, Inc. (the “Corporation”)

ARTICLE II.

The address of the Corporation’s registered office is 251 Little Falls Drive, Wilmington, DE 19808, New Castle County. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III.

The Corporation’s purpose is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time (the “DGCL”). The Corporation is being incorporated in connection with the conversion of TuHURA Biosciences, Inc., a Nevada corporation (the “Converting Entity” and such conversion, the “Conversion”), to the Corporation and this Certificate of Incorporation is being filed simultaneously with the Certificate of Conversion of the Converting Entity to the Corporation.

ARTICLE IV.

Authorized Shares. The Corporation is authorized to issue two (2) classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is [205,000,000 shares, $0.001 par value per share. 200,000,000 shares shall be designated as Common Stock, $0.001 par value per share, and 5,000,000 shares shall be designated as Preferred Stock, $0.001 par value per share.]1 The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

Converting Entity Shares. Upon the filing and effectiveness of the Certificate of Conversion of the Converting Entity to the Corporation and this Certificate of Incorporation (the “Conversion Effective Time”), the issued and outstanding shares of each class and series of capital stock of the Converting Entity will be converted into, and shall be deemed to be, that number and type of issued and outstanding, fully paid and nonassessable shares of the Corporation as provided under that certain Plan of Conversion approved in connection with the Conversion, in each case without any action required on the part of the Corporation or the former holders of such shares of capital stock of the Converting Entity. All shares of capital stock of the Corporation issued in connection with the Conversion upon the Conversion Effective Time shall be uncertificated, book-entry shares.

[1]

In the event TuHURA Proposal No. 1 (the Authorized Share Proposal) is not approved by the TuHURA stockholders, and TuHURA Proposal No. 3 (the Delaware Conversion Proposal) is approved, the Delaware Certificate of Incorporation will provide for 80,000,000 shares authorized, with 75,000,000 designated as Common Stock, $0.001 par value per share and 5,000,000 shares designated as Preferred Stock, $0.001 par value per share.

1.	Common Stock.

(A) General. The voting, dividend, and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of the holders of any outstanding shares of any series of Preferred Stock.

(B) Voting. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, the holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended and/or restated from time to time, including the terms of any certificate of designation of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL. There shall be no cumulative voting.

(C) Dividends. Dividends may be declared and paid on Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then-outstanding Preferred Stock.

(D) Liquidation. Upon the dissolution, liquidation or winding-up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then-outstanding Preferred Stock.

2.	Preferred Stock.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby empowered, without any action or vote by the Corporation’s stockholders, to authorize by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, by filing a certificate pursuant to the applicable law of the State of Delaware setting forth such resolution and, with respect to each such class or series, establishing the number of shares to be included in such series (and to increase or decrease the number of shares of any such class or series to the extent permitted by the DGCL), and fixing the voting powers, full or limited, or no voting power of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided in this Certificate of Incorporation or by the DGCL.

278,530 shares of the authorized and issued Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock.” The Series A Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications, and limitations. Unless otherwise indicated, references to “sections” or “subsections” in this Section 2 of this Article IV refer to sections and subsections of Section 2 of this Article IV.

(A)	Series A Preferred Stock.

(i) Rank. The Series A Preferred Stock shall, with respect to distributions of assets and rights upon the occurrence of a Series A Liquidation, rank (A) senior to the Common Stock and (B) senior to each other class or series of Capital Stock of the Corporation hereafter created which does not expressly rank pari passu with or senior to the Series A Preferred Stock (collectively, with the Common Stock, the “Junior Stock”).

(ii) Dividends. The holders of Series A Preferred Stock will be entitled to receive on any outstanding shares of Series A Preferred Stock held by such holders, out of any funds and assets of the Corporation legally available prior and in preference to any declaration or payment of any dividend on the Junior Stock, cumulative dividends, payable quarterly in arrears, at an annual rate of 3% of the Series A Stated Value.

(iii) Series A Liquidation Preference.

(1) Priority Payment. Upon the occurrence of a Series A Liquidation, the holders of shares of Series A Preferred Stock shall be entitled to be paid for each share of Series A Preferred Stock held thereby, out of, but only to the extent of, the assets of the Corporation legally available for distribution to its stockholders, an amount equal to the Series A Stated Value (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Preferred Stock), plus, as provided in Section 2(A)(ii) above, all accrued and unpaid dividends, if any, with respect to each share of Series A Preferred Stock, before any payment or distribution is made to any Junior Stock. If the assets of the Corporation available for distribution to the holders of Series A Preferred Stock shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of the Series A Preferred Stock shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(2) No Additional Payment. After the holders of all shares of Series A Preferred Stock shall have been paid in full the amounts to which they are entitled in Section 2(A)(iii)(1), the shares of Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

(iv) Voting Rights. The holders of shares of Series A Preferred Stock shall not have any voting rights except as required by law.

(v) Non-Transferrable. The shares of Series A Preferred Stock shall not be transferrable without the prior written consent of the Corporation, which such consent may be withheld in the absolute discretion of the Corporation.

(vi) No Reissuance. No share or shares of Series A Preferred Stock acquired by the Corporation shall be reissued as Series A Preferred Stock, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Corporation.

(vii) Definitions. As used in this Section 2(A), the following terms shall have the following meanings:

“Capital Stock” means, with respect to any Person, any and all shares, interests, participation rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock and any and all rights, warrants or options exchangeable for or convertible into such capital stock (but excluding any debt security whether or not it is exchangeable for or convertible into such capital stock).

“Junior Stock” shall have the meaning ascribed to it in Section 2(a)(i).

“Series A Liquidation” shall mean the voluntary or involuntary liquidation under applicable bankruptcy or reorganization legislation, or the dissolution or winding up of the Corporation.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

“Series A Stated Value” means $1.00 per share of Series A Preferred Stock.

ARTICLE V.

1. Limitation of Liability. Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this Article V shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended to permit further elimination or limitation of personal liability of directors, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL.

2. Indemnification. The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended or supplemented, indemnify past and present directors, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, and shall inure to the benefit of the heirs, executors, and administrators of such person.

3. Subsequent Amendment. No amendment, termination or repeal of this Article V or of the relevant provisions of the DGCL or any other applicable laws shall affect or diminish in any way the rights of any director to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

ARTICLE VI.

To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, an officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer; provided, however, that the foregoing shall not eliminate or limit the liability of an officer (i) for any breach of the officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the officer derived an improper personal benefit, or (iv) in any action by or in the right of the Corporation. If the DGCL is hereafter amended to permit further elimination or limitation of the personal liability of officers, then the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article VI, or the adoption of any provision of this Certificate of Incorporation, inconsistent therewith, by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of an officer of the Corporation existing at the time of such repeal, modification or adoption of an inconsistent provision. For purposes of this Article VI, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL as the same exists or may be hereafter be amended.

ARTICLE VII.

1. Unless the Corporation consents in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of fiduciary duty owed by any current or former Director, officer, other employee or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Corporation’s By-Laws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine; and (ii) subject to the preceding provisions of this Article VII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), including all causes of action asserted against any defendant to such complaint.

2. The exclusive forum provision set forth in Section 1 of this Article VII does not apply to the extent of either (i) exclusive federal jurisdiction pursuant to Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for claims seeking to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction, or (ii) concurrent jurisdiction under Section 22 of the Securities Act, for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Article VII.

ARTICLE VIII.

This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation and for defining and regulating the powers of the Corporation and its directors and stockholders and is in furtherance and not in limitation of the powers conferred upon the Corporation by statute.

1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided in this Certificate of Incorporation or the DGCL.

2. Number; Election and Qualification. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, the number of directors shall be established solely by the Board of Directors; provided, however that the Board of Directors shall have at least one (1) member. Election of persons to the Board of Directors need not be by written ballot.

3. Tenure. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, directors shall be elected at each annual meeting of the stockholders; provided, that the term of each director shall continue until the election and qualification of such Director’s successor and be subject to such director’s earlier death, resignation or removal.

4. Removal. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, members of the Board of Directors may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

5. Vacancies. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, any newly created directorship or any vacancy on the Board of Directors, however occurring, may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and may not be filled by the stockholders. A person elected to fill a vacancy on the Board of Directors shall be elected for the unexpired term of such person’s predecessor in office, and a person appointed to fill a newly created directorship resulting from an increase in the size of the Board of Directors shall hold office until next annual meeting of stockholders and until the election and qualification of such person’s successor and be subject to such person’s earlier death, resignation or removal.

6. Bylaws. In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the rights of holders of any series of Preferred Stock, the Bylaws of the Corporation may be altered, amended or repealed or new Bylaws may be adopted only by (i) the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors where a quorum is present or (ii) by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

7. No Stockholder Action by Written Consent. Subject to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

8. Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws of the Corporation.

9. Special Meetings of Stockholders. Special meetings of stockholders may be called at any time only by the Board of Directors, Chairperson of the Board, or the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President of the Corporation, and shall be called by the Corporation’s Secretary upon the written request, validly given in the manner provided by the Bylaws of the Corporation, of one or more stockholders holding shares of record of the Corporation’s capital stock representing in the aggregate at least twenty-five percent (25%) of the then outstanding shares of the Corporation’s capital stock entitled to vote on the matter(s) proposed to be voted on at such meeting. The Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

10. Preferred Stock Directors. During any period when the holders of one or more series of Preferred Stock shall have the separate right to elect additional directors of the Corporation, upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such additional director’s earlier death, resignation, disqualification or removal. Except as otherwise provided for or fixed pursuant to the provisions of this Certificate of Incorporation, whenever the holders of one or more series of Preferred Stock having a separate right to elect additional directors cease to have or are otherwise divested of such right pursuant to said provisions, the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such additional director shall cease to be qualified as a director and shall cease to be a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.

ARTICLE IX.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter permitted by the DGCL and all rights and powers conferred upon stockholders, directors, and officers herein are granted subject to this reservation.

Notwithstanding anything contained in this Certificate of Incorporation or in the Corporation’s Bylaws to the contrary, and notwithstanding the fact that a lesser percentage may be specified by the DGCL, the provisions set forth in Articles V, VI, VII, VIII and this Article IX may not be repealed or amended in any respect, and no other provisions may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in Articles V, VI, VII, VIII and this Article IX, unless such action is approved by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

ARTICLE X.

The name and address of the incorporator of the Corporation is [NAME OF OFFICER OF CONVERTING ENTITY] at [ADDRESS].

IN WITNESS WHEREOF, the incorporator has caused this Certificate of Incorporation to be signed by its duly authorized officer on this [●] day of [●], 2025.

/s/
[NAME], Incorporator

ANNEX H: DELAWARE BYLAWS

BYLAWS

OF

TUHURA BIOSCIENCES, INC.

ARTICLE I

OFFICES

Section 1.1. Registered Office. The registered office of TuHURA Biosciences, Inc. (the “Corporation”) within the State of Delaware shall be located at such address as is set forth in the certificate of incorporation of the Corporation (as amended and/or restated from time to time, the “Certificate of Incorporation”).

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting in accordance with these Bylaws.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Board, Chairperson of the Board, or the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President of the Corporation, and shall be called by the Secretary of the Corporation (the “Secretary”) upon the written request of one or more stockholders holding shares of record of the Corporation’s capital stock representing in the aggregate at least twenty-five percent (25%) (the “Requisite Percentage”) of the then outstanding shares of the Corporation’s capital stock entitled to vote on the matter(s) proposed to be voted on at such meeting (each, a “Requesting Stockholder”).

Any meeting called at the valid request of the Requesting Stockholder(s) pursuant to this Section 2.2 shall be held at such date, time and place, if any, as may be fixed by the Board, provided that the date of such special meeting shall not be more than ninety (90) days after the receipt by the Secretary of such request. To be valid, the request or requests must (i) be written, (ii) be delivered to the Secretary at the Corporation’s principal executive office (the date on which the Secretary receives the request is the “Delivery Date”), (iii) include the specific purpose(s) of the special meeting of stockholders and the specific matter(s) proposed to be voted on at the meeting, (iv) comply with the requirements of Section 2.7(b)(i) of these Bylaws, (v) include documentary evidence that the Requesting Stockholder(s) own the Requisite Percentage on the Delivery Date, (vi) include a certification that each such Requesting Stockholder will continue to hold at least the number of shares of capital stock set forth in the request with respect to each such Requesting Stockholder through the date of the special meeting and (vii) be signed and dated by the Requesting Stockholder(s) or a duly authorized agent of such Requesting Stockholder(s). If the Requesting Stockholder(s) are not the beneficial owners of the shares representing the Requisite Percentage, then the documentary evidence required by subsection (v) of this

Section 2.2 must also include proof that the beneficial owners on whose behalf the request(s) are made beneficially own the Requisite Percentage on the Delivery Date in order for the request to be valid. For purposes of these Bylaws, the term “beneficial owner” shall have the meaning ascribed in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any Requesting Stockholder who submits a written request for a special meeting of stockholders may revoke that written request at any time by delivering a written revocation to the Secretary at the Corporation’s principal executive office. The failure of any Requesting Stockholder to appear at the special meeting of stockholders or to send a qualified representative to the special meeting of stockholders to present such matter(s) to be voted on at the special meeting of stockholders shall also constitute a revocation of such request. If there is more than one Requesting Stockholder and the revocation or deemed revocation by one or more Requesting Stockholders causes the remaining Requesting Stockholders to hold in the aggregate less than the Requisite Percentage, the Board, in its discretion, may cancel the special meeting. If none of the Requesting Stockholder(s) appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at the special meeting.

The Corporation is not required to call a special meeting of stockholders pursuant to this Section 2.2 with respect to any matter proposed to be presented by the Requesting Stockholder(s) if (w) the Delivery Date is during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (x) a substantially similar matter was included on the agenda of any annual or special meeting of stockholders held within 120 days prior to the Delivery Date, or will be included on the agenda at an annual or special meeting to be held within 90 days after the Delivery Date (and for purposes of this clause (x), a proposal involving an increase or decrease in the authorized number of directors, or the nomination, appointment, election or removal of directors, shall be considered substantially similar to all other matters involving a change in the authorized number of directors, or the nomination, appointment, election or removal of directors), (y) the purpose of the special meeting of stockholders is not a proper subject for stockholder action under applicable law, or (z) the written request for a special meeting of stockholders itself, including the matter proposed, fails to comply with applicable law(s) or this Section 2.2.

The business conducted at any special meeting of stockholders called in accordance with this Section 2.2 shall be limited to the business set forth in the notice of the meeting; provided, however, that the Board may submit additional matters to the stockholders at the meeting by including those matters in the notice of the special meeting of stockholders. The Board may postpone or reschedule any previously scheduled special meeting of stockholders.

Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Notice of each stockholders’ meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholder meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given. Any meeting of stockholders as to which notice has been given may be postponed or cancelled by the Board upon Public Disclosure (as defined in Section 2.7(a)(ii)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, at a stockholders’ meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chair of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of 10 days ending on day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3(c)), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chair of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority in voting power of the votes cast by the stockholders present in person or represented by proxy at the meeting and voting affirmatively or negatively on the matter, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or the rules or regulations of any applicable stock exchange, or any law or regulation applicable to the Corporation or its securities a different or minimum vote is required, in which case such different or minimum vote shall be the applicable vote on such matter. No stockholder shall have cumulative voting rights.

(e) Inspectors of Election. The Corporation shall, in advance of any meeting of the stockholders, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall: (i) ascertain the number of shares outstanding and the voting power of each; (ii) determine the shares represented at the meeting and the validity of proxies and ballots; (iii) count all votes and ballots; (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chair of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place, if any. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL. At the adjourned meeting, the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice of Stockholder Nominations and Proposals.

(a) Annual Meetings of Stockholders.

(i) At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or any committee thereof; (B) otherwise properly brought before the meeting by or at the direction of the Board or any committee thereof; or (C) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.7.

(ii) In addition, any proposal of business (other than the nomination of persons for election to the Board) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.7(a)(i)(C), the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.7(a), in writing to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board. To be timely, a Proposing Stockholder’s notice for an annual meeting must be delivered to the Secretary at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the 10th day following the first date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). For the purposes of this Section 2.7, “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act.

(b) Stockholder Nominations.

(i) For the nomination of any person or persons for election to the Board pursuant to Section 2.7(a)(i)(C) or Section 2.7(d), a Proposing Stockholder’s notice to the Secretary must be signed by the stockholder of record who intends to make the nomination, and by the beneficial owner or owners, if any, on whose behalf the stockholder is acting and shall set forth or include: (1) the name, age, business address, and residence address of each nominee proposed in such notice; (2) the principal occupation or employment of each such nominee; (iii) the Share Information with respect to each person whom the stockholder proposes to nominate (which Share Information required by this clause (3) shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such Share Information as of the record date for the meeting); (4) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act; (5) a written statement executed by each such nominee acknowledging that such person consents to being named in the Company’s proxy statement as a nominee and to serving as a director if elected, and (6) as to the Proposing Stockholder and the beneficial owner(s), if any, on whose behalf the nomination is made: (A) the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the Share Information with respect to the stockholder making the nomination and the beneficial owner or owners, if any, on whose behalf the nomination is made (which Share Information required by this clause (B) shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such Share Information as of the record date for the meeting), (C) a description of all agreements, arrangements or understandings between such stockholder or beneficial owner or owners and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder and any such beneficial owner, including without limitation any agreement, arrangement or understanding with any person as to how such nominee, if elected as a director of the Corporation, will act or vote on any issue or question, (D) a representation that such stockholder is a holder of record of shares of the Corporation entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the persons named in its notice, (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and any such beneficial owner and their respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, or any affiliate or associate thereof, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, and (F) any other information relating to such stockholder and beneficial owner or owners, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including a representation that such stockholder and any such beneficial owner intends, or is part of a group that intends, to deliver a proxy statement and form of proxy to solicit the holders of at least 67% of the voting power of shares entitled to vote in the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act (“Rule 14a-19”). A notice as to a nomination must also be accompanied by (A) a written representation and agreement of the nominee (in the form provided by the Corporation upon written request of any stockholder of record thereof) that such nominee (I) is not and will not become a party to (1) any compensatory, payment, reimbursement, indemnification or other financial agreement, arrangement or understanding with any person or entity in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation, (2) any agreement, arrangement or understanding with any person or entity as to how the nominee would vote or act on any issue or question as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (3) any Voting Commitment that could limit or interfere with the nominee’s ability to comply, if elected as a director of the Corporation, with his or her fiduciary duties under applicable law, (II) has read and agrees, if elected as a director of the Corporation, to sign and adhere to the Corporation’s corporate governance guidelines and codes of conduct and any other Corporation policies and guidelines applicable to directors, and (III) if elected as a director of the Corporation, intends to serve the entire term until the next Annual Meeting and (B) a written questionnaire required of the Corporation’s directors and officers completed by the nominee (in the form provided by the Corporation upon written request of any stockholder of record thereof). In the case of any proposed nomination for election or re-election as a director, the Corporation may require any proposed nominee to furnish, within five (5) Business Days of any such request, such other information as may reasonably be required by the Corporation to determine whether such proposed nominee is qualified to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee. For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of Minnesota are authorized or obligated by law or executive order to close.

(ii) No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.7. In no event may a stockholder provide notice as to nominations pursuant to this Section 2.7(b) with respect to a greater number of director candidates (as alternates or otherwise) than are subject to election by stockholders at the applicable Annual Meeting or Special Meeting. If the Chair of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chair shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

(iii) Notwithstanding the foregoing provisions of this Section 2.7(b), unless otherwise required by law, (A) no stockholder giving notice as to other business pursuant to Section 2.7 or nominations pursuant to this Section 2.7(b) shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such stockholder has complied with Rule 14a-19 in connection with the solicitation of such proxies, including the provision to the Corporation of notices required hereunder in a timely manner, and (B) if any such stockholder (I) provides notice pursuant to Rule 14a-19(b) and (II) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3), including the provision to the Corporation of notices required thereunder in a timely manner, or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder has met the requirements of Rule 14a-19(a)(3) in accordance with the following sentence, then the Corporation shall disregard any proxies or votes solicited for such stockholder’s nominees. If any stockholder providing notice as to nominations pursuant to this Section 2.7(b) provides notice pursuant to Rule 14a-19(b), then such stockholder shall (1) promptly notify the Corporation if it subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) and (2) deliver to the Corporation, no later than seven (7) Business Days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3).

(iv) Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

(v) The term “Share Information” shall mean (A) the class or series and number of shares of the Corporation that are owned, directly or indirectly, of record and/or beneficially by a stockholder, any beneficial owner on whose behalf the stockholder is acting and any of their respective affiliates, (B) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument’) directly or indirectly owned beneficially by such stockholder, any such beneficial owner and any of their respective affiliates, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, agreement, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of these Bylaws, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than asset-based fee) that such stockholder, any such beneficial owner and any of their respective affiliates are entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such person’s immediate family sharing the same household.

(c) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the Secretary shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting; (ii) the reasons for conducting such business at the annual meeting; (iii) the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); (iv) any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the business is being proposed; (v) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (vi) a description of all agreements, arrangements, or understandings between or among such stockholder, the beneficial owner, if any, on whose behalf the proposal is being made, any of their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such stockholder, beneficial owner, or any of their affiliates or associates, in such business, including any anticipated benefit therefrom to such stockholder, beneficial owner, or their affiliates or associates; and (vii) the information required by Section 2.7(b)(i)(6) above.

(d) Special Meetings of Stockholders.

(i) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders called either by stockholders pursuant to Section 2.2 of these Bylaws or in the event by the Board at which directors are to be elected pursuant to the Corporation’s notice of meeting: (i) by or at the direction of the Board or any committee thereof, or (ii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.7(d) is delivered to the Secretary, who is entitled to vote at the meeting, and upon such election and who complies with the notice procedures set forth in this Section 2.7.

(ii) In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if such stockholder delivers a stockholder’s notice that complies with the requirements of Section 2.7(b) to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the 10th day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(e) Effect of Noncompliance. Only such persons who are nominated in accordance with the procedures set forth in this Section 2.7 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 2.7. If any proposed nomination was not made or proposed in compliance with this Section 2.7, or other business was not made or proposed in compliance with this Section 2.7, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 2.7 does not provide the information required under this Section 2.7 to the Corporation, including the updated information required by Section 2.7(b)(i)(6)(B), Section 2.7(b)(i)(6)(C), and Section 2.7(b)(i)(6)(D) within five Business Days after the record date for such meeting or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered or brought before the meeting, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation. For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.7 or any other section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any stockholder’s notice, including, without limitation, any representation required herein, extend any applicable deadlines under these Bylaws or enable or be deemed to permit a stockholder who has previously submitted a stockholder’s notice under these Bylaws to change any representation that was previously made pursuant to this Section 2.7, to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of stockholders.

(f) Rule 14a-8. This Section 2.7 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(g) In addition to the provisions of this Section 2.7, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7, including, without limitation, Section 2.7(e), shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

(h) Notwithstanding anything in Section 2.7 to the contrary, in the event that the number of directors is increased and there is no Public Disclosure of the appointment of a director, or, if no appointment was made, of the vacancy, made by the Corporation at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with Section 2.7, a stockholder’s notice required by this Section 2.7 and which complies with the requirements in Section 2.7(b), other than the timing requirements in Section 2.7(a), shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such Public Disclosure is first made by the Corporation.

Section 2.8. Conduct of Meetings. The chair of each annual and special meeting of stockholders shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chair of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chair of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting (whether or not a quorum is present and for any or no reason), to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following:

(a) the establishment of an agenda or order of business for the meeting;

(b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

(c) rules and procedures for maintaining order at the meeting and the safety of those present;

(d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine;

(e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and

(f) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chair of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. No Action by Stockholders Without a Meeting. Subject to the rights of holders of any class or series of Preferred Stock then outstanding, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with these Bylaws and the DGCL and may not be taken by written consent of stockholders without a meeting.

ARTICLE III

DIRECTORS

Section 3.1. Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things, including, without limitation, adopting rules and procedures as it may deem proper for the conduct of its meetings and the management of the Corporation, as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to any limitations in the laws of the State of Delaware, the Certificate of Incorporation or these Bylaws, the number of directors may be changed from time to time by resolutions adopted by the Board. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

Section 3.2. Vacancies and Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board, any newly created directorship or any vacancy on the Board, however occurring, may be filled only by vote of a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director and not by the stockholders. A person elected to fill a vacancy on the Board shall be elected for the unexpired term of such person’s predecessor in office, and a person appointed to fill a newly created directorship resulting from an increase in the size of the Board shall hold office until next annual meeting of stockholders and until the election and qualification of such person’s successor and be subject to such person’s earlier death, resignation or removal.

Section 3.3. Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified. A verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.4. Removal. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board and the requirements of any exchange on which the Corporation’s securities may be listed, members of the Board may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

Section 3.5. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places, if any, within or without the State of Delaware, as shall from time to time be determined by the Board.

Section 4.2. Special Meetings. Special meetings of the Board (a) may be called by the Chair of the Board or President and (b) shall be called by the Chair of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place, if any, within or without the State of Delaware, as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least three days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the director(s) who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if notice of the meeting is waived in accordance with Section 9.4.

Section 4.3. Quorum; Required Vote. A majority of the whole Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.4. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.5. Organization. The chair of each meeting of the Board shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chair elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the then serving members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

ARTICLE VI

OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chair of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as may be provided in these Bylaws and from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chair of the Board. The Chair of the Board shall preside when present at all meetings of the stockholders and the Board. The Chair of the Board shall have general supervision and control subject to the ultimate authority of the Board. In the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chair of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chair of the Board and Chief Executive Officer may be held by the same person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chair of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c) President. In the absence (or inability or refusal to act) of the Chair of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Each Vice President of the Corporation shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board, the Chief Executive Officer or the President, or that are incident to the office of Vice President.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chair of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board, the Chief Executive Officer, the President and the Chief Financial Officer (if not the Treasurer) shall designate from time to time.

Section 6.2. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board or to the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 6.3. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.4. Other Officers; Duties of Officers May Be Delegated. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers. In case any officer is absent, or for any other reason that the Board may deem sufficient, the Chief Executive Officer or the President or the Board may delegate for the time being the powers or duties of such officer to any other officer or to any director.

Section 6.5. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers (with each of the Chair of the Board, Chief Executive Officer, the President, Vice Presidents, the Treasurer, Assistant Treasurers, the Secretary and Assistant Secretaries constituting authorized officers of the Corporation for this purpose). Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including, without limitation, cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Stolen or Destroyed Certificates. The Board or the Secretary may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 7.6. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.7. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.8. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise. Payment of such expenses actually and reasonably incurred by such person, may be made by the Corporation, subject to such terms and conditions as the general counsel of the Corporation in his or her discretion deems appropriate.

Section 8.3. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL.

Section 8.4. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 8.5. Indemnification of Other Persons; Other Indemnification. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

Section 8.6. Amendments. Any amendment, repeal, or modification of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 8.7. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.8. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.9. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the Business Day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the Business Day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 (or the maximum number permitted by applicable law) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication, electronic mail or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by electronic mail or (iii) by means of another form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iv) if by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232 and (v) if given by a form of electronic transmission (other than electronic mail) consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (C) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Such participation in a meeting shall constitute presence in person at the meeting.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board shall think conducive to the interests of the Corporation, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board or by an officer or officers authorized by the Board to make such designation.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced, as may be prescribed by law or by the Board.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 9.12. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chair of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chair of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.13. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chair of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.14. Amendments. These Bylaws may be adopted, amended, altered or repealed by the Board or the stockholders in the manner provided in the Certificate of Incorporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Neither TuHURA’s Articles of Incorporation or TuHURA’s Bylaws prevent TuHURA from indemnifying TuHURA’s officers, directors and agents to the extent permitted under the Nevada Revised Statute (“NRS”). NRS Section 78.751 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense of an action to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.751(a) or 78.751(b), or in defense of any claim, issue or matter therein.

NRS Section 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute or agreement, no stockholder, director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or controlling persons of TuHURA, pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

TuHURA has entered agreements to indemnify TuHURA’s directors and officers to the maximum extent allowed under Nevada law. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in TuHURA’s right, on account of any services undertaken by such person on behalf of TuHURA or that person’s status as a member of TuHURA’s board of directors.

See also the undertakings set out in response to Item 22 of this Registration Statement.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit Number	Description

2.1††	Agreement and Plan of Merger, dated as of December 11, 2024, by and among TuHURA Biosciences, Inc., Kineta, Inc., Hura Merger Sub I, Inc., Hura Merger Sub II, LLC and Craig Philips (incorporated by reference to Exhibit 2.1 of TuHURA’s Current Report on Form 8-K filed with the SEC on December 12, 2024)

2.2*	First Amendment to the Agreement and Plan of Merger, dated May 5, 2025, by and among TuHURA Biosciences, Inc., Kineta, Inc., Hura Merger Sub I, Inc., Hura Merger Sub II, LLC and Craig Philips.

2.3††	Agreement and Plan of Merger, dated as of April 2, 2024, by and among Kintara Therapeutics, Inc., Kayak Mergeco, Inc., and TuHURA Biosciences, Inc., as amended (incorporated by reference to Exhibit 2.1 of TuHURA’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on April 3, 2024)

3.1	Articles of Incorporation of TuHURA Biosciences, Inc. (f/k/a Kintara Therapeutics, Inc.), as amended (incorporated by reference to Exhibit 4.1 to TuHURA’s Form S-8 filed with the SEC on December 23, 2024)

3.2	Amended and Restated Bylaws of TuHURA Biosciences, Inc. (f/k/a Kintara Therapeutics, Inc.) (incorporated by reference to Exhibit 3.1 to TuHURA’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022)

4.1	Form of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.) Common Stock Purchase Warrant issued in Series A Preferred Offering (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

4.2	Form of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.) Common Stock Purchase Warrant, dated June 1, 2019, issued for advisory services (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

4.3	Form of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.) Common Stock Purchase Warrant issued in Series A-1 Preferred Stock Offering (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

4.4	Form of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.) Common Stock Purchase Warrant issued in Note Conversion Transaction (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

Exhibit Number	Description

4.5	Form of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.) Common Stock Purchase Warrant issued in Series B Preferred Stock Offering (incorporated by reference to Exhibit 4.16 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

4.6	Form of TuHURA Biosciences, Inc. Common Stock Warrant issued in TuHURA Note Financing (incorporated by reference to Exhibit 4.17 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

4.7	Form of TuHURA Biosciences, Inc. Series A Preferred Stock Warrant Amendment Agreement (incorporated by reference to Exhibit 4.19 to the Registration Statement on Form S-4/A filed on August 8, 2024 (Registration No. 333-279368))

4.8	Form of Warrant Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.9	Form of Pre-Funded Warrant Certificate (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.10	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.11	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.4 of Amendment No. 1 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.12	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on September 1, 2020)

4.13	Form of Warrant Certificate (incorporated by reference to Exhibit 4.1 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on September 27, 2021)

4.14	Form of Pre-Funded Warrant Certificate (incorporated by reference to Exhibit 4.2 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on September 27, 2021)

4.15	Form of Placement Agent Warrant Certificate (incorporated by reference to Exhibit 4.3 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on September 27, 2021)

4.16	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on April 13, 2022)

4.17	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on April 13, 2022)

5.1*	Opinion of Foley & Lardner LLP

8.1**	Opinion of Foley & Lardner LLP, counsel of TuHURA Biosciences, Inc. regarding certain U.S. income tax aspects of the Mergers

Exhibit Number	Description

8.2**	Opinion of Orrick, Herrington & Sutcliffe LLP, counsel of Kineta, Inc. regarding certain U.S. income tax aspects of the Mergers

10.1***	Contingent Value Rights Agreement, dated October 18, 2024, by and between TuHURA Biosciences, Inc. (f/k/a Kintara Therapeutics, Inc.) and Equiniti Trust Company, LLC

10.2#	Form of Indemnification Agreement by and between TuHURA Biosciences, Inc and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 of TuHURA’s Current Report on Form 8-K filed with the SEC on October 21, 2024)

10.3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of TuHURA Biosciences, Inc.’s (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on October 21, 2024)

10.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 of TuHURA Biosciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2024)

10.5	Form of TuHURA Biosciences, Inc. Support Agreement (incorporated by reference to Exhibit 10.2 of TuHURA Biosciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2024)

10.6	Form of Kineta, Inc. Support Agreement (incorporated by reference to Exhibit 10.3 of TuHURA Biosciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 12, 2024)

10.7#	TuHURA Biosciences, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of TuHURA Biosciences, Inc. (f/k/a Kintara Therapeutics, Inc.) Current Report on Form 8-K filed with the SEC on October 21, 2024)

10.8#	Second Amended and Restated Employment Agreement, dated March 29, 2024, between TuHURA Biosciences, Inc. and Dan Dearborn (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

10.9#	Second Amended and Restated Employment Agreement, dated March 29, 2024, between TuHURA Biosciences, Inc. and James Bianco, M.D (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

10.10†	Exclusive License Agreement, dated March 29, 2019, between Morphogenesis, Inc. and H. Lee Moffitt Cancer Center and Research Institute, Inc., as amended (incorporated by reference to Exhibit 10.37 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

10.11†	Exclusive License Agreement, dated April 23, 2021, between Morphogenesis, Inc. and H. Lee Moffitt Cancer Center and Research Institute, Inc., as amended (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368)

10.12†	Restated and Amended Exclusive License Agreement, effective September 7, 2022, between TuHURA Biopharma, Inc. and West Virginia Research Corporation (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

10.13††	Asset Purchase Agreement, dated January 26, 2023, between TuHURA Biopharma Inc. and Morphogenesis, Inc. (incorporated by reference to Exhibit 10.40 to the Registration Statement on Form S-4 filed on May 13, 2024 (Registration No. 333-279368))

Exhibit Number	Description

10.14	Exclusivity and Right of First Offer Agreement, dated July 3, 2024, between TuHURA Biosciences, Inc. and Kineta, Inc. (incorporated by reference to Exhibit 10.41 to the Registration Statement on Form S-4/A filed on July 19, 2024 (Registration No. 333-279368))

10.15	Form of Secured Promissory Note (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 14, 2025)

10.16	Clinical Trial Funding Agreement, dated December 11, 2024, between TuHURA Biosciences, Inc. and Kineta, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 12, 2024)

10.17#	Form of TuHURA Biosciences, Inc. Stock Option Agreement under the TuHURA Biosciences, Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 15, 2024)

10.18#	TuHURA Biosciences, Inc. 2025 Non-Employee director Compensation Program (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed with the SEC on March 31, 2025)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to TuHURA Biosciences, Inc’s Current Report on Form 8-K filed with the SEC on October 21, 2024)

23.1*	Consent of Marcum, LLP, independent registered public accounting firm of Kineta, Inc.

23.2*	Consent of Cherry Bekaert, LLP, independent registered public accounting firm of TuHURA Biosciences, Inc.

23.3*	Consent of Marcum, LLP, independent registered public accounting firm of TuHURA Biosciences, Inc. (formerly Kintara Therapeutics, Inc.)

23.4*	Consent of Foley & Lardner LLP (included in Exhibit 5.1)

23.5**	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 8.2)

24.1***	Power of Attorney (included on the signature page of the Registration Statement)

99.1**	Form of Proxy Card of TuHURA Biosciences, Inc.

99.2**	Form of Proxy Card of Kineta, Inc.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

107*	Filing fee table

†

Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

††

Schedule has been omitted pursuant to Item 601(a)(5) of Regulation S-K. TuHURA hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
#	Indicates management contract or compensatory plan or arrangement.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

I.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, FL on May 6, 2025.

TUHURA BIOSCIENCES, INC.

By:	/s/ James A. Bianco, M.D.
Name: James A. Bianco, M.D.
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ James A. Bianco, M.D. James A. Bianco, M.D. Chief Executive Officer	Chief Executive Officer and Director “(Principal Executive Officer)”	May 6, 2025

/s/ * Dan Dearborn Chief Financial Officer	Chief Financial Officer “(Principal Financial and Accounting Officer)”	May 6, 2025

/s/ * James Manuso, Ph.D.	Director	May 6, 2025

/s/ * Alan List, M.D.	Director	May 6, 2025

/s/ * George Ng	Director	May 6, 2025

/s/ * Robert Hoffman	Director	May 6, 2025

Craig Tendler	Director	May 6, 2025

*By: /s/ James A. Bianco, M.D. Attorney-in-Fact	Director	May 6, 2025